Form 20-F
period 2011-06-30
Mission NewEnergy Ltd
filed 2011-12-28
CIK 1463471

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

Commission file number: 001-35022

Mission NewEnergy Limited
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Western Australia, Australia
(Jurisdiction of incorporation or organization)

Unit 4, 97 Hector Street West
Osborne Park, Western Australia 6017, Australia
(Address of principal executive offices)

Guy Burnett
Chief Financial Officer and Company Secretary
+61 431747277; guy@missionnewenergy.com
Unit 4, 97 Hector Street West

Osborne Park, Western Australia 6017, Australia
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares, no par value	The NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2011: 8,512,259 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes      ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes      ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒ No

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated or the context clearly implies otherwise, references to “we,” “us,” “our,”, “Mission NewEnergy”, “Mission”, "the Group"  and “the Company” are to Mission NewEnergy Limited, an Australian corporation, and its subsidiaries. In this annual report “shares” or “ordinary shares” refers to our ordinary shares.

In this annual report, references to “$,” “US$” or “U.S. dollars” are to the lawful currency of the United States and references to “Australian dollars” or “A$” are to the lawful currency of Australia.

Solely for the convenience of the reader, this annual report contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this annual report, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on the date or year indicated. No representation is made that the Australian dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The following table sets out relevant conversion measures for Mission NewEnergy’s business:

1 Tonne	=	2,204.6226 Pounds biodiesel

1 Tonne	=	1.1023 Tons (short) biodiesel

1 Tonne	=	298 Gallons biodiesel

1 Tonne	=	7.4 Barrels biodiesel

1 Barrel	=	42 Gallons biodiesel

1 Hectare	=	2.4 Acres

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2009, 2010 and 2011 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. References to a year other than a “fiscal” year are to the calendar year ended December 31.

We completed our initial U.S. public offering of 2,785,000 ordinary shares on April 26, 2011, which are listed on the NASDAQ Global Market (“NASDAQ”) under the symbol “MNEL.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that relate to our current expectations and views of future events. All statements, other than historical fact or present financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Item 3.D — Key Information — Risk Factors,” “Item 4 — Information on the Company” and “Item 5 — Operating and Financial Review and Prospects,” all of which are difficult to predict and many of which are beyond our control, which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “predict,” “forecast,” “budget,” “project,” “target,” “likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the market for Jatropha;

•	our expectations regarding the amount of Jatropha seeds that will be produced from our Jatropha acreage;

•	our belief regarding the amount of Jatropha oil that our Jatropha seeds will yield;

•	our beliefs regarding the design, technology, operation and maintenance of our refineries;

•	our ability to procure a sufficient supply of raw materials, in particular, suitable and cost competitive feedstocks;

•	our beliefs regarding the competitiveness of our products;

•	our beliefs regarding the advantages of our business model;

•	our expectations regarding the scaling and expansion of our production capacity;

•	our expectations regarding our ability to maintain and expand our existing customer base;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;

•	our future business development, results of operations and financial condition;

•	the effects of weather;

•	government regulatory and industry certification, approval and acceptance of our product and its derivatives; and

•	government policymaking and incentives relating to renewable fuels.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

INDUSTRY AND MARKET DATA

This annual report includes information with respect to market and industry conditions and market share from third party sources or that is based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third party sources has been accurately reproduced and, so far as we are able to ascertain from information published by the third party sources, no facts have been omitted which would render the reproduced information inaccurate or misleading. However, we have not independently verified any of the data from third party sources. Similarly, our internal research is based upon the understanding of industry conditions, and such information has not been verified by any independent sources.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data.

The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2011, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2011, 2010 and 2009 and the balance sheet data as at June 30, 2011 and 2010 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2008 and 2007 and the balance sheet data as at June 30, 2009, 2008 and 2007 have been derived from our audited financial statements that are not included in this annual report.

	2011 U$(1)	2011 A$	2010 A$	2009 A$	2008 A$	2007 A$

		(in thousands, except share and per share data)
Income Statement data:
Total sales revenue	13,946	14,080	14,394	43,368	9,403	77
Total other income	2,842	2,869	2,066	11,809	20,530	1,436
Cost of sales	(13,854)	(13,987)	(15,021)	(45,709)	(10,964)	(46)
Employee benefits expense	(7,455)	(7,527)	(5,307)	(5,117)	(2,694)	(1,476)
Other income (expenses)	(11,706)	(11,818)	(88,751)	(19,271)	(5,962)	(1,433)
Finance costs	(5,238)	(5,288)	(5,152)	(8,401)	(5,868)	(269)
Profit/(loss) from operations before income tax	(21,465)	(21,671)	(97,771)	(23,321)	4,445	(1,711)
Income tax (expense) benefit	1	1	(29)	(434)	(161)	(199)
Net (loss)/profit	(21,464)	(21,670)	(97,800)	(23,755)	4,284	(1,910)
Basic and diluted earnings (loss) per share (2)	(3.47)	(3.50)	(20.76)	(12.00)	2.31	(1.05)
Weighted average ordinary number of shares outstanding (3)	6,199,265	6,199,265	4,711,249	1,979,725	1,852,853	1,820,000
Balance Sheet data:
Total current assets	31,376	29,236	25,007	26,372	54,317	79,714
Total assets	39,277	36,598	33,749	118,030	114,580	103,288
Total current liabilities	23,674	22,059	4,300	9,550	10,379	2,666
Total non-current liabilities	47,529	44,287	59,137	57,441	55,579	53,102
Total liabilities	71,203	66,346	63,437	66,991	65,958	55,768
Retained earnings (accumulated losses)	(145,655)	(135,720)	(117,259)	(19,475)	2,904	(2,433)
Total equity	(31,926)	(29,748)	(29,688)	51,039	48,622	47,520
Other financial data:
Dividends per share	-	—	—	—	—	—

(1)
The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2011, which exchange rate was A$1.00 = US$1.0732. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2010 to June 30, 2011 which as A$1.00 = US$0.9905. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(2)
Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period, after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

(3)	The weighted average number of ordinary shares outstanding is shown after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

Exchange Rate Information

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States.

For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 30, 2011, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$1.0732. On December 2, 2011, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = U.S $ 1.0221.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At Period End	Average Rate (1)	High	Low
Fiscal year ended June 30,
2006	0.7423	0.7472	0.7781	0.7056
2007	0.8491	0.7925	0.8491	0.7407
2008	0.9562	0.9042	0.9644	0.7860
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
2011	1.0732	0.9905	1.0970	0.838
Month ended
June 30, 2011	1.0732	1.06166	1.0737	1.0439
July 31, 2011	1.1001	1.07807	1.1026	1.0565
August 31, 2011	1.0702	1.05015	1.0930	1.0192
September 30, 2011	0.9744	1.02201	1.0750	0.9744
October 31, 2011	1.0610	1.01678	1.0707	0.9453
November 30, 2011	1.0244	1.01117	1.0366	0.9686
December 31, 2011 (through December 2, 2011)	1.0221	1.02240	1.0227	1.0221

(1)	For the fiscal years, determined by averaging noon buying rates on the last day of each full month during the fiscal year.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Set forth below are certain risks that we believe are applicable to our business. You should carefully consider the risks described below and the other information in this annual report, including our consolidated financial statements and related notes included elsewhere in this annual report, before you decide to buy, sell or hold our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed. Additional risks not presently known to us, or risks that do not seems significant today, may also impair our business operations in the future.

Risks Related to Our Business

We may not be able to continue as a going concern.

We have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. We had a loss for the twelve months ended June 30, 2011 of A$21.7 million, and as of June 30, 2011, the company had a current assets less current liability surplus of A$7.2 million and a net asset deficiency of A$29.7 million at balance date. The net asset deficiency is primarily as a result of the impairment of refinery assets during the financial year ended June 30, 2010.

Our ability to continue as a going concern depends on our ability to generate positive cash flow from operations, raise further adequate funds and defer certain other capital commitments.

The financial statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of our most recent financial report. The cash flow forecasts from operations are based on the forecasted cash flows required to sustain the business, cash on hand at June 30, 2011 of A$15.8 million, the ongoing receivables collection associated with historic sapling sales, contributions from forecast sales of product and further capital raising. Our ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives will be dependent upon our ability to collect amounts owing under our receivables, defer the capital commitment relating to the second biodiesel plant or raise further debt or equity to meet the Group’s commitments. The debt or equity funding referred to above has not been agreed to at the date of this report.

Mission is in discussions with the turnkey contractor about the finalisation and handover of the second biodiesel plant. When this is finalized, the final installment will be due and payable. Mission is in discussions with the contractor to defer the payments after handover.

If we are unable to generate sufficient alternative revenue to offset the losses from our primary business, our business and financial condition will suffer a significant adverse effect.

Revenue from our primary business, the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel, may not exceed our expenses for at least the next two years. Should the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel not produce revenue in excess of our expenses there is substantial risk that we will not be able to generate enough alternative revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.

Our substantial level of non-current debt could impair our ability to service our indebtedness, finance our operations and compete with less leveraged players in the industry.

We have substantial non-current indebtedness. As of June 30, 2011, we had total non-current indebtedness of A$44.3  million, including approximately A$42.2 million outstanding under our convertible notes, and A$2.1 million of other debt. Our high level of indebtedness could have important consequences. For example, it could:

•
make it more difficult for us to satisfy our indebtedness obligations under the convertible notes, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

•	make it more difficult for us to satisfy our obligations under our other indebtedness;

•
require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions, dividends and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that have less debt;

•	increase our cost of borrowing; and

•	limit our ability to borrow additional funds.

We may not be able to generate sufficient cash to service our indebtedness and the terms of our indebtedness, as well as economic conditions, may prevent us from successfully refinancing.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our future performance, which will be affected by financial, business and economic conditions and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations. Any limitation on our ability to pay principal of, and interest on, the convertible notes would likely reduce the value of our ordinary shares. If our cash flows and capital resources are insufficient to fund our debt service obligation, including those obligations under our convertible notes, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the convertible notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our convertible notes, may restrict us from pursuing any of these alternatives.

If we do not meet certain EPA requirements under Renewable Fuels Standard 2 ("RFS2"), fuels produced from palm oil may not be able to generate retroactive Renewable Identification Numbers, or RINs, which are commercially necessary to supply biodiesel produced from palm oil into the United States, which would limit our market opportunity and jeopardize our near term financial viability.

In February 2010, the EPA finalized revisions to the National Renewable Fuel Standard. The new rule, RFS2, incorporates changes mandated by the U.S. Energy Independence and Security Act of 2007 and amends the original created under the U.S. Energy Policy Act of 2005. In December 2010, the EPA completed the roll out of the RFS2 program by setting renewable fuel quality requirements for 2011. At the time RFS2 became effective on July 1, 2010, the EPA had not completed its lifecycle analysis of several common biodiesel feedstocks, including palm oil. Under the prior rule, fuels produced from these feedstocks were not recognized as having established fuel pathways and therefore did not generate RINs. A RIN is a 38-character numeric code that is generated by the producer or importer of renewable fuel representing gallons of renewable fuel produced/imported and assigned to batches of renewable fuel that are transferred (change of ownership) to others. RINs are then turned into the EPA each year by petroleum refiners to prove that they have blended the required amount of renewable fuel under RFS2. Therefore, biodiesel that does not generate a RIN has a very limited market in the U.S. In the final rule adopted in December 2010, the EPA allowed the generation of retroactive or “delayed RINs” for fuels produced by grain sorghum ethanol, pulpwood biofuel, palm oil biodiesel and canola oil biodiesel. To be eligible, fuel producers must meet certain requirements, including having a commercialized production process that existed on July 1, 2010 and completing the EPA petition process. We have historically used palm oil as feedstock for our biodiesel production. If we are not able to meet these requirements, we may suffer a significant adverse effect on our business, financial performance and financial condition and could cause us to cease operations. Additionally, our offtake agreement with Valero Energy Corporation is contingent upon meeting these requirements and we will not have any near term sales under that agreement if we fail to meet these requirements.

If Jatropha oil is not approved as a feedstock under Renewable Fuels Standard 2, biodiesel produced from Jatropha oil will not generate RINs which will significantly limit our market opportunity and could have a significant adverse effect on our business, financial performance and financial condition.

Under RFS2, biofuels produced from Jatropha oil are not yet recognized by the EPA as having established fuel pathways and therefore do not generate RINs. Jatropha-based biodiesel must demonstrate that it meets certain environmental and green house gas requirements prior to its approval by the EPA as a feedstock eligible to generate RINs under RFS2.

There is no assurance that this feedstock will meet the RFS2 requirements or that approval of this feedstock will be achieved. We have historically used palm oil as feedstock for our biodiesel production and our future strategy is conditioned upon the viability of Jatropha oil as a feedstock. Palm oil is not presently, and in the future may not be, approved under RFS2. Any significant delay or the failure of palm or Jatropha oil to be accepted under the RFS2 requirements in the United States could have a significant adverse effect on our business, financial performance and financial condition and could cause us to cease operations.

If more of our palm oil suppliers are not certified as compliant with the Renewable Energy Directive, our ability to sell palm-based biodiesel into the European Union will be significantly constrained and the results of our operations will be adversely impacted.

In July 2010, the European Union introduced, effective December 5, 2010, the Renewable Energy Directive, which requires palm-based biodiesel to be based on new sustainability criteria. This will require the use of certified palm oil. Our production facilities have been registered and are compliant with the Renewable Energy Directive, although the majority of our suppliers of the palm oil feedstock that is used in our production facilities have not yet been certified. This includes Cargill and Felda, who have historically been our primary suppliers of palm oil, along with a range of palm oil producers and traders that supply to us. Failure by our suppliers of palm oil feedstock to satisfy the Renewable Energy Directive could affect our ability to sell palm-based biodiesel into the European Union., The European Union has been and remains a key market for us. Any limitation on our ability to sell biodiesel into the European Union could have a significant adverse effect on our business, financial performance and financial condition.

The design and technology of our refineries may be unable to meet future biodiesel specifications and further capital expenditures may be required.

Specifications in the United States require biodiesel to meet the cold soak filtration test. For a discussion of, see “Item 4.B — Information on the Company — Business Overview — Biodiesel Production — Refining Process.” We are also in the process of retrofitting our refineries with a distillation column to meet current quality specifications for our biodiesel despite the use of varying feedstock. If the distillation column does not perform to its specifications, we may be unable to meet the requirements of the cold soak filtration test and we would be unable to meet the current performance specifications and sell compliant biodiesel into the United States market. The specifications for biodiesel are continually evolving and are subject to further change. Further capital expenditures may be required to ensure that our refineries meet new specifications, adversely affecting our financial performance and financial position. There is also no assurance that the equipment and technology used in our capital improvements will achieve performance specifications. The failure of utilized equipment and technology in this regard may adversely affect our business.

The operation and maintenance of our refineries involve significant risks that could result in disruptions in production or reduced output.

The operations of our refineries are exposed to significant risks, including:

•	failure of equipment or processes;

•	operator or maintenance errors;

•	labor disruptions;

•	extended and unscheduled interruptions to production;

•	accidents; and

•	damage to equipment and disaster whether arising from the actions or omissions by us or our employees or from external factors.

There are operational hazards inherent in chemical manufacturing industries, such as fires, explosions, abnormal pressures, blowouts, pipeline ruptures, and transportation accidents. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension or termination of operations and the imposition of civil or criminal penalties. In addition, our insurance may not be adequate to fully cover the potential operation hazards described above, and we may not be able to renew our insurance on commercially reasonable terms or at all. See “Item 3.D — Key Information — Risk Factors — Our insurance coverage may not be sufficient to cover our liability risks.”

If we are unable to replace the sales historically generated by one off term contracts this may significantly reduce our revenues and harm our results of operations.

In 2011, our biofuel revenue was generated primarily from two new customers, with our by-products readily sold to a number of customers. Notwithstanding our continuing efforts to further diversify our customer base, Trafigura Beheer B.V. Amsterdam, a European oil trading company, contributed over 82% of our biofuel sales in fiscal 2009 and fiscal 2010. Our contracts with Trafigura and our new customers in 2011 have since expired and we cannot assure you that we will be able to source new customers and establish and maintain long-term relationships with such customers. As a result, if we are unable to replace the sales historically generated, such inability may significantly reduce our revenues and could have a material adverse effect on our results of operations.

An increase in cost or an interruption in the supply of our feedstock may inhibit production and adversely affect our financial performance.

The operation of our refineries is dependent on our ability to procure substantial quantities of suitable quality feedstock. While the commercial oil yields from our feedstock cultivation business of Jatropha ramp up, palm oil is likely to be our primary feedstock.

At this time, our palm oil supply is sourced primarily from Felda through a contracted supply agreement and secondarily from a range of palm oil producers and traders. Crude palm oil accounted for approximately 85% of our input costs associated with our production of biodiesel in fiscal 2010 and fiscal 2011, respectively. The failure to procure a sufficient supply of raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. Any interruption to the supply of suitable quality feedstock may result in disruptions in production or reduced output, which may materially and adversely affect our financial performance.

Additionally, our financial results are substantially dependant on the prices for our feedstock. A substantial increase in feedstock price relative to the value of our end products would adversely affect our financial performance. Although we may attempt to offset the effects of fluctuations in prices by entering into arrangements with our customers on a feedstock price plus contract basis through which we receive a predetermined margin over the price of the feedstock or by engaging in transactions that involve exchange-traded futures contracts (or other contractual arrangements securing future commodity prices), the amount and duration of these hedging and risk mitigation activities may vary substantially over time. These activities also involve substantial risks.

Additionally, if a negative spread exists between our input costs to produce biodiesel and the potential sales price of the biodiesel, we will be unable to profitably produce product and to generate revenue. We did not operate for nine  months in each of fiscal 2011 and 2010 due to negative spreads that existed during those periods. Future increases in purchased feedstock costs may prevent us from resuming production and may materially and adversely affect our performance and ability to continue as a going concern.

Our contract farming model is subject to inherent risks and if we cannot improve the results of poor performing farmers in certain states, our Jatropha oil yield and the results of our operations will be adversely impacted.

We have diversified our operations to include the cultivation of Jatropha to meet our feedstock supply requirements internally in the future and to protect us from increases in cost and interruptions in delivery from external suppliers. In that regard, we have entered into contracts with farmers in five different states in India to grow the Jatropha plants and provide the seeds that are crushed to produce feedstock oil. However, there is no assurance that the contracted farmers will be able meet our expected yields of seeds for feedstock oil whether due to the poor farm management of individual farmers or the poor health, low productivity or mortality of the Jatropha plants. We employ a continuous review of the condition and success of the contract farming across the wide geographic area in which we have acreage under contract and we have noted differing results from state to state. If we are unable to enhance the results of the low performing states, we will have to focus our operations in the areas giving the best results and a lower than expected yield of oil will occur. Given that our current strategy is based on contract farming and that the Jatropha oil is primarily an agricultural product subject to agronomic risks, it is unlikely that all recorded acreage will provide us with Jatropha oil and we can provide no assurances as to our Jatropha oil yield.

If our farmers are unable to obtain financing, they may be unable to perform under their contracts and our feedstock supply could be disrupted.

The model for our feedstock cultivation strategy relies on a contract farming agreement with our farmers. To assist our farmers in their purchase of saplings from us and to provide the necessary working capital to operate their farms until their acreage produces yield, we have facilitated arrangements with certain Indian banks to provide loans to some of the farmers to finance their planting, including purchases from us of saplings and materials required for the cultivation of Jatropha plants. If we cannot facilitate such loans on similar terms or at all in the future, the farmers with whom we have entered into contracts will likely be unable to pay for the saplings provided by us and therefore may limit our ability to grow our business. An inability to collect payment on accounts receivable for sold saplings may require us to alter our intended growth of acreage under contract, which ultimately could adversely affect our financial performance. In addition, the inability of our contract farmers to obtain financing or their failure to perform under their contracts for any reason would cause disruptions in our future feedstock supply chain and subject us to risks of disruption and reduction in output at our plants.

We have experienced and may in the future experience volatile capacity utilization which may adversely affect our results of operations.

As we ramp up our Jatropha cultivation, we remain reliant on palm oil as a feedstock. If the price of palm oil is greater than the value of our biodiesel, which is priced relative to ultra low sulphur diesel (“ULSD”), we may not be able to profitably sell biodiesel into the immediate cash payment and delivery market. Our ability to supply palm-based biodiesel profitably is based on having positive margins where our input costs are lower than the value of our refined product. We are unable to influence the price of palm oil or the price of biodiesel. Resultantly, our biodiesel profitability is reliant on the existence of a positive spread between these two commodities. As we only operate when a positive operating margin exists, we have and expect to continue to have in the future erratic capacity utilization which may adversely affect our results of operations.

We have suffered and may continue to suffer low capacity utilization if we are unable to secure term contracts.

Given the volatility of profit margins on biodiesel production due to fluctuations in commodity pricing for palm oil (our major input until our Jatropha supply matures) and the value of our finished product, we have not converted palm oil to biodiesel unless we have a committed contract customer willing to accept pricing based on our cost of purchasing feedstock and earning a positive margin from refining. Historically, we have had few such contract customers and their purchases have been insufficient to utilize our full refining capacity, resulting in our historic low capacity utilization. If palm oil is approved under RFS2, the contract with Valero would meet these criteria. However, if palm oil does not receive approval, there is no assurance that we can find another customer willing to do so.

We have suffered and may continue to suffer low capacity utilization if we are unable to secure material volumes of biodiesel sales under the Malaysian Biodiesel mandate.

After numerous years discussing the possible implementation of a biodiesel blending mandate in Malaysia, the Malaysian Government introduced a scheme to mandate a 5% biodiesel blend into commercial diesel sales in the Central region of Malaysia. In addition the scheme was for a lower volume than previously communicated to Malaysian Biodiesel producers. Accordingly we secured relatively low volumes of biodiesel sales under this scheme. If the scheme is not extended, or cancelled altogether, or commercially viable quantities are not secured by us, this may adversely affect our results of operations.

If we are unable to perform under the offtake agreement with Valero or if there is a breach, termination or reduction by Valero of its commitments under the agreement, our financial performance and condition would be adversely impacted.

Our offtake agreement with Valero is currently for 60 million gallons per annum of biodiesel, which represents 57% of our nameplate refining capacity upon title transfer of our second refinery to us. This is currently the only major long-term biodiesel customer contract that we have. Changes in economic, regulatory or other factors could have a significant effect on this customer or our contractual relationship.

Due to recent regulatory changes, our palm and Jatropha-based biodiesel is not compliant with governmental mandates in the United States, the intended market for the biodiesel under the offtake agreement. In February 2010, the EPA finalized RFS2, which requires our feedstock of palm and Jatropha oil to meet certain environmental and green house gas requirements prior to approval. Palm oil and Jatropha oil are not presently, and in the future may not be, approved under RFS2. Additionally, ASTM International has recently revised the U.S. standard ASTMD6751 to include specifications for a Cold Soak Filter Test. We are currently installing additional equipment that will enable both our refineries to meet the standard. However, our biodiesel is presently not compliant with RFS2 and does not meet the ASTMD6751 standard as is contractually required under the offtake agreement.

As a result, we do not expect to supply biodiesel to Valero under the offtake agreement until these regulatory hurdles are resolved. The term of the offtake agreement with Valero does not begin nor do payment obligations for Valero arise under the offtake agreement until the first shipment of biodiesel to Valero. The termination of, or a significant reduction in biodiesel purchased under, the Valero offtake agreement for any reason, including our inability to perform under the agreement, would materially affect our revenue and would harm our financial condition and results of operations. Additionally, if Valero failed to pay us or was delayed in its payments under the offtake agreement, we would be adversely affected to the extent that we were unable to find other customers at the same level of profitability. A failure to make payments under the offtake agreement with Valero or another material breach of the offtake agreement would have a significant adverse affect on our business, financial performance and financial condition.

If we are unable to enter into sufficient offtake agreements for our second biodiesel refinery, our financial performance could be adversely affected.

We have contracted to supply Valero with 60 million gallons per annum of biodiesel, which represents 57% of the nameplate refining capacity of our two refineries upon title transfer of the second refinery to us. If we are unable to increase our contracted capacity utilization to higher levels, our ability to generate revenue will be limited and our financial condition will be adversely affected. The offtake agreement does not expressly prohibit our entry into other offtake agreements. However, our contractual relationship with Valero may affect our ability to secure other offtake agreements, which could reduce our profitability and limit our ability to grow.

Our ability to supply biodiesel under the offtake agreement with Valero may be adversely affected by markets risks that are beyond our control.

Under the biodiesel offtake agreement, Valero will purchase our entire production of Jatropha-based biodiesel up to 60 million gallons per annum with an option for Valero to double this amount. We have the option to cover any production shortfall from the contracted amount with palm-based biodiesel. However, with a pricing formula benchmarked off Gulf Coast Harbor ULSD, our ability to supply palm-based biodiesel is subject to favorable pricing for the palm oil and Gulf Coast Harbor ULSD and the availability of palm oil. Already subject to fluctuations in price and availability, new or revised standards in key markets may impose requirements to limit production of palm-based diesel from sustainable crude palm oil, further limiting availability and subjecting the palm oil to unfavorable commodity price movements. If we are unable to source palm oil at favorable prices and a negative spread exists between our input costs and the potential sales price of the biodiesel, we will be unable to make profitable sales and we would halt production. As a result, our ability to supply biodiesel to Valero under the offtake agreement may be adversely affected. See “— An increase in cost or an interruption in the supply of our feedstock may inhibit production and adversely affect our financial performance.”

Our inability to meet margin calls on hedged positions would adversely affect our financial condition.

To maximize and protect the profitability of the offtake agreement with Valero, we may enter into hedging positions on both palm oil and ULSD. Upon entering the hedging positions and the inherent volatility in the commodity markets, we will likely be required to make margin call payments from time to time. Inability to meet such margin calls would adversely affect our financial condition and financial performance.

We may suffer losses due to sales of competing products that infringe on our intellectual property.

We rely on a combination of patents, trademarks, domain names and contractual rights to protect our intellectual property. We cannot assure you that the measures we take to protect our intellectual property rights will be sufficient to prevent any misappropriation of our intellectual property, or that our competitors will not independently develop alternative technologies that are equivalent or superior to technologies based on our intellectual property. In the event that the steps we have taken and the protection afforded by law do not adequately safeguard our proprietary technology, we could suffer losses due to the sales of competing products that exploit our intellectual property, and our profitability would be adversely affected.

If we are subject to claims of infringement of the intellectual property of others, the defense of these claims could drain our resources and any adverse determination could adversely impact or halt our biodiesel production.

Our biodiesel refineries include contracts with Crown Iron Works, Inc., or Crown, and Axens for the supply of our proprietary systems, over which they have intellectual property that they have licensed to us. This intellectual property includes the operating procedures and technical schematics of our biodiesel refineries, which are required to operate and maintain the plants. The unauthorized use or disclosure of Crown’s, Axens’ or our intellectual property or the infringement by us of another person’s intellectual property right may adversely affect our financial performance.

To the best of our knowledge, our patented process does not infringe any third party’s intellectual property rights. However, intellectual property rights are complex and there exists the risk that our process may infringe, or be alleged to infringe, another party’s intellectual property rights.

The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or manufacturing processes or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies.

Any inability to obtain and maintain all the required licenses and permits related to our business and the resulting increased compliance costs may adversely affect our financial performance.

We are required to hold or obtain a number of licenses and permits, including environmental and those related to materials handling, in various jurisdictions in order to implement and operate our business. In particular our biodiesel refining operation in Malaysia holds a Lembaga Minyak Sawit Malaysia license (which allows for the buying, selling, movement and importation of palm oil products) and a Kementerian Perusahaan Perladangan & Komoditi license (which allows the production of biodiesel). The Lembaga Minyak Sawit Malaysia license is renewed annually and is currently valid until June 30, 2012. We have no reason to believe that this license will not be renewed, although renewal is not assured. The Kementerian Perusahaan Perladangan & Komoditi license is renewed every three years and is currently valid until July 20, 2012 and we have no reason to believe that this license will not be renewed, although renewal is not assured. In particular, our Jatropha operations in India hold a Foreign Investment Promotion Board (“FIRB”) license (which allows investment by Mission into its Indian feedstock business and approves the activity of being engaged in the contract farming of Jatropha Curcas and utilization of the Jatropha oil for domestic or export markets). This license is in place and is not required to be renewed. There is a risk that we will not comply with the ongoing requirements imposed under those licenses or permits, although we are not aware of any compliance deficiency that jeopardizes our standing as a licensee. There is also a risk that the licenses and permits required, or the conditions imposed on us under them, will change from time to time. Our ongoing compliance costs may increase as a result. Either of the above may adversely affect our financial performance.

We are subject to environmental regulations, the compliance with which imposes substantial costs on us and the violation of which could result in penalties and other liabilities.

Laws dealing with protection of the environment provide for penalties and other liabilities for the violation of such laws and establish, in certain circumstances, obligations to remediate facilities and locations where operations are conducted. We may incur substantial costs in the future as part of our continued efforts to comply with these environmental laws and to avoid violations of them.

We may experience a significant chemical or biodiesel spill at our refineries or we may experience a chemical spill or human ingestion of toxic materials during the Jatropha crude oil crushing process. If any of these events occur or if we otherwise fail to comply with the applicable environmental or other regulations, we could be subject to significant monetary damages and fines or suspensions of our operations, and our business reputation and profitability could be adversely affected.

Any amendments to the environmental laws could impose substantial pollution control measures that could require us to make significant expenditures to modify our production process or change the design of our products to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require us to make significant additional expenditures, which may adversely affect our business, results of operations and financial condition.

Our insurance coverage may not be sufficient to cover our liability risks.

Our insurance arrangements may not adequately protect us against liability for all losses, including but not limited to environmental losses, property damage, public liability or losses arising from business interruption and product liability risk. Additionally, we may be unable to renew our existing insurance arrangements on commercially reasonable terms or at all. Should we be unable to maintain sufficient insurance coverage in the future or experience losses in excess of the scope of our insurance coverage, our financial performance could be adversely affected.

Changes in government policy could adversely affect our business.

Our contract farming operations are in India, our refineries are located in Malaysia and the bulk of our expected biodiesel sales will be in the United States and Europe. In addition, the equipment for our plants is imported from, and our products are sold in, various other countries. There is a risk that actions of a government in any of these countries may adversely affect our ability to implement and operate our business.

Government action or policy change in relation to access to lands and infrastructure, import and export regulations, environmental regulations, taxation, royalties and subsidies could adversely affect our operations and financial performance. In particular, upon significant changes in U.S. legislation, including changes in the renewable fuels standard or the biodiesel blenders excise tax credit, our offtake agreement with Valero can be renegotiated. Generally, however, a policy change in any of the jurisdictions in which we operate, or intend to operate, may inhibit our ability or the financial viability of our operations to export feedstock oil or the refined products that we market. This, in turn, could adversely affect our operations and financial performance.

The Indian government has developed a National Policy on Biofuels, which establishes a framework for the industry until 2017. The policy limits the export of biofuels until domestic Indian usage mandates are met. If we are unable to produce biofuels domestically in India, the legislation is changed to limit the export of feedstock, such as Jatropha, or our existing export approval for unlimited amounts of Jatropha is repealed, we would be unable to sell Indian sourced Jatropha-based biodiesel into the key markets of the European Union and the United States which would adversely affect our operations and financial performance.

Our financial performance may be adversely affected by fluctuations in exchange rates.

Our revenues and expenditures are denominated in a number of currencies, including U.S. dollars, euros, Australian dollars, Indian rupees and Malaysian ringgit. Historically, we have experienced losses due to unhedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have limited foreign currency hedging arrangements in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

Risks Related to Our Strategy

Our future growth will depend on our ability to establish and maintain strategic relationships with distributors and feedstock suppliers.

Our future growth depends on our ability to establish and maintain relationships with third parties, including distributors and feedstock suppliers. We may not be able to establish strategic relationships with third parties on terms satisfactory to us or at all, and any arrangements that we enter into may not result in the type of collaborative relationship with the third party that we are seeking. Further, these third parties may not place sufficient importance on their relationship with us and may not perform their obligations as agreed. Any failure to develop and maintain satisfactory relationships with distributors and feedstock suppliers would have a material adverse effect on our business.

If we fail to effectively manage our planned expansion, we may fail to meet our strategies and objectives and our financial performance could be materially and adversely impacted.

The further expansion of our refining and production, including our biodiesel refining, upstream vegetable oil extraction and processing is one of our key growth strategies. Additionally our planned Jatropha operations expansion requires us to identify suitable locations for plantations and related infrastructure (such as nurseries, warehouses, ports and mills) at competitive prices. Even if we successfully identify suitable locations, we may be unable to expand our business into these new locations if potential competitors enter the market before us. In addition, we may not have the necessary management or financial resources to oversee the successful and timely development of plantations and construction of new facilities. Additionally, our ability to generate cash from existing operations may be slower than expected or not eventuate at all, resulting in the requirement for further funding to achieve our expansion plans. Our expansion plans could also be affected by cost overruns, failures or delays in obtaining government approvals of necessary permits and our inability to secure the necessary equipment.

We cannot assure you that we will be able to effectively manage our planned expansion or achieve our expansion plans at all. If we are unable to do so, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, any of which could materially and adversely affect our business, results of operations and financial condition.

If we are unable to successfully enter new markets for Jatropha by-products, we may be unable to enhance by-product realization.

One of our key strategies is to lower our effective biodiesel cost base through increased by-product value realization. Our ability to enhance the value of the by-products of our Jatropha-based biodiesel production process, such as Jatropha seed cake, will require us to enter and operate in new markets for us. We cannot be sure of our ability to enter into these new markets, nor the market reaction to us as a new entrant. If we are unable or unsuccessful in these new markets, it would limit our ability to enhance the value of our by-products, which could have a significant adverse effect on our strategy and on our business, financial performance and financial condition.

If our contract farming model does not perform to expectations our business may suffer.

Our access to Jatropha oil is based on our ability to buy Jatropha seeds under our existing contract farming model. Despite our contract farmers being under definitive contract farming agreements we may be unable to effectively enforce these contracts in the event of a breach. Our expansion strategy includes entering into further contract farming agreements to increase our access to Jatropha seeds. If we are unable to enforce our contract farming agreements or enter into additional contract farming agreements, this could have a significant adverse effect upon our business, financial performance and financial condition.

We may be unable to generate sufficient revenue to fund our operational and capital requirements and service our existing indebtedness and we may be unable to obtain adequate financing on favorable terms to meet these needs.

We expect that over the next several years, a portion of our cash flow will be used to fund operating losses and capital expenditures. We will also require substantial working capital and, given that we may enter into derivative transactions in connection with our offtake agreement with Valero, margin call capital in the future. Additionally, as of the date of this annual report we are required to repay approximately A$45.8 million to redeem our outstanding convertible notes in May 2014. We cannot assure you that we will be successful in generating sufficient revenue and we may require financing to meet our needs.

Our ability to access to equity and debt capital and trade financing on favorable terms may be limited by factors such as:

•	general economic and market conditions;

•	conditions in energy markets;

•	credit availability from banks or other lenders for us and our industry peers;

•	investor confidence in the industry;

•	the operation of our refineries;

•	our financial performance; and

•	our levels of indebtedness.

Our ability to access equity capital is limited without shareholder approval and we may be unable to obtain the required shareholder approval to obtain financing in future equity offerings.

Our ability to access equity capital is also limited by ASX Listing Rule 7.1, which provides that a company must not, subject to specified exceptions (including approval by shareholders), issue or agree to issue during any 12-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12-month period. Our ability to issue shares in certain subsequent offerings will be restricted by this 15% annual placement capacity to the extent that we are unable to obtain shareholder approval of the offerings.

The sale of our wind farm assets may not generate sufficient funds to pay off the related loans and we may need to scale back planned initiatives as a result.

Our wind farm assets and our office buildings in Malaysia and India are mortgaged or otherwise secured in relation to loan financings. We are exploring discontinuing our wind business, which may result in the sale of our wind farm asset. If we are unable to realize sufficient funds from the sale of these assets to fully pay off the loan associated with the mortgage on the wind farm assets or if we are unable to obtain additional financing as needed, we might need to reduce the scope of our operations and scale back expansion and development programs.

Risks Related to Our Industry

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of our biodiesel.

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of our inputs, such as palm oil feedstock, is greater than the price of our biodiesel in the market, we will be unable to make profitable sales and we would halt production. We did not operate our refinery for  nine months of fiscal 2011, nine months in fiscal 2010 and five months in fiscal 2009 due to negative spreads that existed between the potential sales price of biodiesel and the input costs to produce the biodiesel. Declines in the pricing of our biodiesel relative to the cost of the inputs for production may cause us to halt production in the future which may materially and adversely affect our performance.

The biodiesel industry is a new industry and its continued development is subject to a number of risks and obstacles.

Our primary product is biodiesel. The global biodiesel industry is at an early stage of development and acceptance as compared to petroleum-based fuels. Biodiesel has experienced significant growth only during that last five years and demand for biodiesel as our primary product may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry, as a whole, also face a number of obstacles and drawbacks, including:

•	gelling at lower temperatures than petroleum diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;

•	potential water contamination that can complicate handling and long-term storage;

•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommendations against the use of biodiesel or high percentage biodiesel blends;

•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with petroleum diesel; and

•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

Delayed market acceptance of our products may adversely affect our pricing and profitability. The lack of infrastructure to store, ship and distribute our products may also increase our logistical costs and diminish our profitability.

We may be subjected to new or amended standards for biodiesel from time to time and required to modify our production process or procure alternate or additional feedstock.

New standards may be introduced and existing standards may be amended or repealed from time to time. The production of biodiesel that meets stringent quality standards is complex. Concerns about fuel quality may impact our ability to successfully market and sell our biodiesel. If we are unable to produce biodiesel that meets the industry quality standard, our credibility and the market acceptance and sales of our biodiesel could be negatively affected. In addition, actual or perceived problems with quality control in the industry generally may lead to a lack of consumer confidence in biodiesel. This could result in a decrease in demand or mandates for biodiesel, with a resulting decrease in revenue.

A change to the quality standards for biodiesel in any market in which we sell biodiesel may require us to modify our production process or procure alternate or additional feedstock, which may affect our revenue and expenditure and adversely affect our results of operations. While we have no reason to believe that Jatropha will not be a suitable feedstock for our existing refineries, should Jatropha prove to not be suitable, we may need to modify our existing refineries and this could have an adverse affect on our financial condition.

We face significant competition from existing and new competitors as well as competing technologies and other clean energy sources.

Our primary product is a substitute for mineral diesel and a global commodity and as such is highly cost competitive. There are already many global producers of biodiesel with which we currently compete. While these existing competitors are limited by installed refining capacity, we would expect further new entrants into the market if economic opportunities present themselves thereby increasing competition. In addition to existing and new direct competitors, as a relatively new industry with distribution channels still in the development stage, market forces may limit our access to end markets or make our costs of delivering product to end-users uncompetitive. Our future financial performance and earnings growth may be adversely affected if either of the above occurs.

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect our sales. Biodiesel also faces competition from fuel additives that help petroleum diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to petroleum diesel.

Other clean energy sources such as liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production than our products. These other energy sources may also receive greater government support than our products in the form of subsidies, incentives or minimum use requirements. As a result, demand for our products may decline and our business model may no longer be viable and our results of operations and financial condition may be materially adversely affected. The introduction, increase in the availability or reduction in costs of alternative energy sources may materially and adversely affect the demand for our products and our financial performance.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of our market share and departure of key management, any of which could adversely affect our financial condition and profitability.

Risks Related to Our Ordinary Shares

As a foreign private issuer, we follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements applicable to U.S. issuers. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose  in its annual reports filed with the Securities and Exchange Commission, or SEC, each NASDAQ Global Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Australia and listed on the Australian Securities Exchange, or ASX, we expect to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the NASDAQ Global Market, the corporate governance practice and requirements in Australia do not require us as to have a majority of our board of directors to be independent, do not require us to establish a nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present. Such Australian home country practices may afford less protection to holders of our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2011. However, we must make a separate determination each fiscal year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending June 30, 2011 or any future fiscal year. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares are quoted in Australian dollars on the ASX and in U.S. dollars on the NASDAQ Global Market. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ordinary shares could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

Our ordinary shares may be delisted from the NASDAQ Global Market as a result of our not meeting the NASDAQ continued listing requirements.

Our ordinary shares are currently listed on the NASDAQ Global Market under the symbol “MNEL.”  On September 20, 2011, we received a letter from The NASDAQ Stock Market indicating that we were not in compliance with the minimum Market Value of Listed Securities (“MVLS”) on the NASDAQ Global Market (as set forth in NASDAQ Listing Rule 5450(b)) because the market value of our listed securities was below the NASDAQ Global Market minimum requirement of US$50.0 million.  The company has been provided an initial period of 180 calendar days, or until March 19, 2012, to regain compliance, which will be gained if at any time before March 19, 2012, our MVLS closes at US$50.0 million or more for a minimum of ten (10) consecutive business days.

If we do not regain compliance by March 19, 2012, NASDAQ will provide written notification to us that our ordinary shares will be delisted.  At that time, we may appeal NASDAQ’s delisting determination to a NASDAQ Listing Qualifications Panel.  Alternatively, we may consider applying for a transfer to The NASDAQ Capital Market provided that we satisfy the requirements for continued listing on that market.

If we fail to meet all applicable NASDAQ Global Market requirements in the future and NASDAQ determines to delist our ordinary shares, the delisting could adversely affect the market liquidity of our ordinary shares and adversely affect our ability to obtain financing for the continuation of our operations.  This delisting could also impair the value of your investment.

Risks Relating to Takeovers

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. For more information, you should carefully review the summary of these matters set forth under the section entitled, “Item 10.B — Additional Information — Memorandum and Articles of Association” as well as our Constitution.

Item 4. Information on the Company

A.	History and Development of the Company.

Our legal and commercial name is Mission NewEnergy Limited, which was incorporated in Western Australia under the laws of Australia (specifically, the Australian Corporations Act) in November 2005. We are an Australian public company, limited by shares.

In May 2006, we conducted an initial public offering in Australia, raising A$27.0 million, and listed on the Australian Securities Exchange.

In August 2006, we commenced construction of our first biodiesel refinery with a 100,000 tonnes (30 million gallons) per year nameplate capacity at an industrial hub in Port Kuantan, Malaysia along the eastern coast of Malaysia.

In early calendar 2007, we commenced non-food biodiesel feedstock cultivation operations in India. We focused on the cultivation of Jatropha Curcas, or Jatropha, an inedible, low cost dedicated energy crop with the intention to become self-sufficient with respect to our feedstock supply and not in competition with the food supply.

In April 2007, recognizing the need to scale up both our feedstock cultivation and biodiesel production operations, we completed a convertible note offering and raised A$65.0 million in new capital. These funds were raised to fund the expansion of our feedstock cultivation operations in India and the construction of a second larger biodiesel refinery in Port Kuantan with a 250,000 tonnes (75 million gallons) per year nameplate capacity.

In mid-2008, we commenced commercial operations of our first biodiesel refinery, using locally sourced palm oil as feedstock.

Since January 2009, we have raised approximately A$35.1 million in equity capital from institutional investors in private placements to complete the funding requirement for our second biodiesel refinery and provide working capital.

In December 2009, we entered into a long term biodiesel offtake agreement with Valero.

In mid-2010, we received our first commercial quantities of Jatropha oil from our feedstock cultivation operations.

Also in mid-2010, we commissioned our second biodiesel trans-esterification refinery with a 250,000 tonnes (75 million gallons) per year nameplate capacity.

In April 2011, we conducted our initial public offering in the U.S., raising U.S. $25.1 million, and listed on the NASDAQ Global Market.

Our principal office is located at Unit 4, 97 Hector Street West, Osborne Park, Western Australia 6017 Australia. Our telephone number is +61-8-9445-1006. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this annual report. Our agent for service of process in the United States is PJ Trading LLC, whose principal place of business address is 1777 NE Loop 410, Suite 600, San Antonio, Texas 78217.

B.	Business Overview.

Overview

Mission NewEnergy is a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution focused on the government mandated markets of the United States and Europe. Our business model is illustrated below:

Although portions of our operation are still in the development stage we have achieved the following key milestones:

•	we have successfully built our Jatropha contract farming business to commercial scale, although the cultivated acreage is not yet mature;

•	we have already crushed and exported our first commercial quantity of Jatropha oil;

•
palm-based biodiesel like the type we produce is widely understood in the major transport fuels markets in the European Union and the United States, according to the U.S. Energy Information Administration, with its price and volumes quoted and tracked by energy industry sources, such as Platts, Bloomberg and OPIS, and governments;

•	we have built large scale refineries that have delivered positive margins from their refining operations;

•	we have in place a long-term, large scale offtake agreement with one of the largest obligated parties under RFS2;

•	we already have a presence in emerging markets such as India and Malaysia and we believe we are well poised for later entry into these large diesels markets;

•	we have proven risk management systems and operating procedures; and

•	our management team has biofuels industry experience and has navigated the business through challenging operating environments.

We believe that being vertically integrated will allow us to control our input costs and realize revenues from both our feedstock cultivation and our biodiesel production operations. For this reason, following the commissioning of our first refinery we developed a low-cost and sustainable approach to the cultivation of Jatropha in 2007 and have been expanding our cultivated acreage ever since. Jatropha is an inedible perennial oil seed plant that we seek to grow on marginal soil without displacing agricultural land used for food supply. The inedible oil from the crushed Jatropha seed is a suitable feedstock for biodiesel and the remaining meal, or seedcake, is valued as an input for biofertilizer. Until our existing Jatropha cultivations fully mature, which will not occur for at least two more years, we have sought to utilize our low-cost refinery to opportunistically produce biodiesel on short-term contracts for third parties using purchased feedstocks other than Jatropha oil. With the completion of our first commercial crush (albeit small) of Jatropha seeds at the end of calendar year 2009, we negotiated our first long-term supply agreement that includes Jatropha-based biodiesel. This offtake agreement gives us defined long-term access to a downstream market with a large, well capitalized customer. We hope that deliveries under this agreement will begin when Palm and Jatropha Crude oil is approved by the EPA, although there is no assurance that we will be able to do so. Our ability to deliver biodiesel under this agreement is largely dependent on the regulatory approval of palm oil and Jatropha oil as feedstock under RFS2 and the successful installation of equipment that will enable both our refineries to produce biodiesel that meets the ASTMD6751 standard, the applicable U.S. standard for biodiesel. Palm oil and Jatropha oil are not presently, and in the future may not be, approved under RFS2.

As illustrated by the diagram below, our business footprint spans multiple countries, with developing Jatropha plantation operations in India, established biodiesel refining operations in Malaysia, a history of sales to multiple European Union countries and a long-term offtake agreement in the United States. Our principal markets are those that utilize biodiesel and the by-products produced during the biodiesel production process, notably being crude glycerine and palm fatty acid distillate. During fiscal 2011, sales were made to customers located in Europe (28%) and South east Asia (72%). In fiscal 2010, 99% of our sales were to European customers with the remainder to South east Asia based customers.  The configuration of our operations allow us to selectively sell our products into government mandated markets while operating in low-cost jurisdictions.

All of our feedstock cultivation is currently based in India, focused solely on Jatropha and still in the development stage. It encompasses the growth of Jatropha saplings in our nurseries, the sale of saplings to contract farmers, long-term support of those farmers to implement sound agronomy practices through the Jatropha plant life-cycle and the purchase of harvested Jatropha seeds from our contract farmer network. Under our control and supervision, purchased seeds are then crushed and crude Jatropha oil is extracted to be used as feedstock in the biodiesel production process. The residual Jatropha seed cake, a by-product of the oil extraction process, can be sold to manufacturers of bio-fertilizer or potentially used by us in the production of our own bio-fertilizer.

Based on (i) our experience as an active participant in the Jatropha industry, while operating in multiple jurisdictions with global attention from equity capital markets, news media and direct contact with other industry participants, and (ii) our review of what we believe to be the most recent comprehensive study on Jatropha, the Global Market Study on Jatropha produced by GEXSI (2008), we believe that we are one of the world’s largest Jatropha feedstock cultivation business in terms of acreage under contract. As of June 30, 2011, we had contracts with 139,778 farmers in India to cultivate Jatropha in five states in India. We determined that as of June 30, 2011, we had 194,323 acres of Jatropha under cultivation that was growing to expectations, which we refer to as productive acres. We expect that our current productive acreage will produce at maturity approximately 120 thousand tonnes per year of Jatropha oil and approximately double that amount of seed cake. See “— Feedstock Cultivation — Seed yield expectations” and “— Feedstock Cultivation — Crude Jatropha oil estimate.”

Our biodiesel production facilities are comprised of two separate transesterification refineries that convert feedstock oil to biodiesel located at Port Kuantan, Malaysia. Our first biodiesel refinery (Plant I) has a 30 million gallons-per-year nameplate capacity. Plant I has achieved ISO9001:2008 certification. Plant I is also the only non-German biodiesel production facility certified to produce BPAC-AGQM technical standard biodiesel. The BPAC-AGQM is a quality German certification system that assures customers that our products are high quality. This certification assists us to sell compliant biodiesel in Germany, the largest biodiesel market in Europe. The transesterification process utilized at this facility incorporates leading proprietary technology that allows us to produce biodiesel simultaneously from multiple feedstocks, allowing us to shift in and out of different feedstocks based on feedstock supply, customer demand and market cost dynamics. Our second biodiesel transesterification refinery (Plant II) was commissioned adjacent to Plant I with a 75 million gallons-per-year nameplate capacity. As further discussed below, Plant II uses highly efficient second-generation transesterification technology. Our production facility in Kuantan is connected by two-way pipelines to a dedicated jetty 200 meters away at an all-weather, deep sea, international port.

Historically, we have produced biodiesel product for the European market that we have sold to various customers. As more fully described below, we have arranged for initial access for our biodiesel to the U.S. market pursuant to the Valero offtake agreement.

We have a captive supply of second generation feedstock, commercial scale refining capacity and a large scale offtake agreement.

We have incurred the following capital expenditures over the last three years:

	For the fiscal year ended June 30,
	2011 A$'000	2010 A$'000	2009 A$'000
Biodiesel refineries	2,981	2,250	18,701
Land & buildings	-	12	815
IT systems & office equipment	182	171	341
Vehicles & sundry equipment	-	23	65

Since June 30, 2011 to the date of this annual report, Mission’s principle capital expenditure primarily relates to the installation of a distillation column at Mission’s refineries.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the biofuels industry:

Our Jatropha-based biodiesel is cost competitive at prevailing crude oil prices and we have the potential to further reduce our cost base and competitiveness with petroleum-based fuels

Based on our first commercial scale crush of Jatropha oil and our analysis of historical results, we believe that as of December 15, 2011 our Jatropha-based biodiesel can be cost competitive with petroleum-based diesel at a crude oil price above US$52.15 per barrel (US$1.25 per gallon) calculated based on the average premium of ULSD to crude oil since 2006 without any government subsidies or financial support. As discussed below under the heading “Item 4.B — Information on the Company — Business Overview — Feedstock Cultivation — Our net production costs of Jatropha-based biodiesel”, with an increase in by-product realization and continued scale efficiencies, we aim to further reduce our production costs and significantly increase our cost competitive nature with petroleum-based products at prevailing market prices for petroleum.

We have a captive supply of cost competitive feedstock that does not compete with food crops

We expect that Jatropha will be one of the lowest cost feedstock that can be viably used for biodiesel production. We have established a contract farmer network that provides us with an abundant supply of this low cost and relatively price stable feedstock. This captive supply gives us some protection from feedstock pricing pressure. Also, as Jatropha is inedible, its price and availability are unlikely to be significantly influenced by demand for food crops. Based on our existing productive acreage at June 30, 2011, the median yield scenario and our analysis of historical results, we estimate that we will be able to produce approximately 22.3 million barrels of Jatropha oil over the life of our productive acreage. See “Business — Feedstock Cultivation — Crude Jatropha oil estimate.”

Our existing contract farming platform allows for continued growth of contracted acreage with no significant direct capital expenditure

We can expand our existing contract farming network without any significant direct additional capital expenditure on our part. During the Jatropha maturing cycle, our only capital requirements are limited to maintaining general working capital and corporate overhead. Our contract farming management systems are scalable and the planting costs are borne by our contract farmers.

By growing on marginal land, the farming of Jatropha represents a low opportunity cost for our contract farmers. Additionally, by arranging third party financing and providing support services to our farmers, we have demand from new and existing contract farmers to add acreage to our contract network. With these favorable arrangements, we believe that we can continue to grow the number of our contract farmers to meet the needs of our biodiesel production operations without any significant capital expenditures on our end. Based on our median growth in productive acreage over the next five years and the median yield scenario, we estimate that we would be able to produce approximately 51 million barrels of Jatropha oil over the life of our cumulative productive acreage. See “Business — Feedstock Cultivation — Crude Jatropha oil estimate.”

We believe our leadership position in Jatropha cultivation creates commercial opportunities for us

We began cultivating Jatropha in 2007 and realized our first commercial oil yields in 2010. Unlike potential innovations in the areas of cellulosic, algae and green diesel which are not yet proven at commercial scale, our products do not require major research and development achievements or the market adoption of new technology. We have used the breadth of our experience gained over this time to optimize our agronomic practices in the cultivation of Jatropha. We believe our leadership position in Jatropha cultivation gives us a competitive advantage in securing high-volume customers, favorable supply and distribution agreements and strategic site locations. For instance, we entered into a favorably priced long-term offtake agreement with Valero Energy Corporation, North America’s largest independent petroleum refiner for 57% of the nameplate production capacity upon title transfer of the second refinery to us. Under the terms of the agreement, while our Jatropha oil supply is ramping up to the maximum contract volume, our sales price of biodiesel may be priced at a premium to ultra low sulphur diesel, which lessens the impact of commodity price volatility that has severely hindered the industry.

We believe that we will be able to negotiate additional long term, large scale, premium priced contracts with other large buyers.

We have established a large scale, cost competitive refining operation

With a cumulative nameplate production capacity of 105 million gallons per annum (350,000 tonnes per annum), we are one of the world’s largest biodiesel refiners. This scale makes us commercially relevant to large scale fuel blenders. While our Jatropha plantations mature, we utilize crude palm oil as a feedstock, which is historically the lowest cost currently available feedstock. Management believes that we are a low cost producer of biodiesel as we have been able to competitively price our biodiesel to capture market share. Management believes our cost competitive nature is due to operations in a low cost jurisdiction with local access to commercial quantities of low cost feedstock.

We have established sustainable socially responsible feedstock cultivation and refining operations

As an inedible feedstock that grows on marginal land without displacing food crops, Jatropha is a completely sustainable feedstock. Unlike petroleum, which is a finite resource, we can plant, and replant feedstock sources thereby replenishing our supply on a perpetual basis. We anticipate that our pioneering position in Jatropha cultivation will allow us to become the first company to utilize only dedicated non-food energy crops to produce biodiesel on a commercial scale.

Our Jatropha-based biodiesel is a fully sustainable, socially responsible substitute for diesel. By providing our farmers with a long term annuity income at limited opportunity cost, our contract farming model will directly help to alleviate the poverty cycle for over 139,000 farmers with which we are currently contracted and indirectly provide income for many more. Under our contract farming program on marginal lands, we have successfully planted over 277 million Jatropha saplings to date.

Our leadership in social responsibility provides the political and social support necessary to grow our business.

Our Strategies

In order to achieve our goal of becoming a leading vertically integrated supplier of biodiesel, we intend to pursue the following strategies:

Focus on government mandated markets

While in transition from our existing feedstock to our Jatropha, we are focused on markets that are supported with government mandates. Subsidies, mandate blending requirements and other market forces in Europe and the United States have historically created greater market potential.

Lower our effective biodiesel cost base through increased by-product value realization and economies of scale

We will continue to identify areas where we can add value and develop multiple ancillary income streams. We seek to realize greater value of the by-products from our Jatropha operation and our refining process.

Through a solvent extraction process used to separate compounds based on their relative solubility in two different liquids, we expect that each three tonnes of Jatropha seeds will yield one tonne of oil and two tonnes of Jatropha seed cake. If standard mechanical extraction is applied as opposed to solvent extraction, the yield of oil would be lower. The Jatropha seed cake is a valuable biomass with profitable commercial applications. With no additional capital expenditure, Jatropha seed cake can be sold as an input to bio-fertilizers. In addition, we believe that our Jatropha seed cake can be enhanced into a competitive bio-fertilizer, thereby realizing increased value.

Refining biodiesel generates the readily saleable by-products of glycerin and fatty acid distillate. Our refineries are equipped to improve the quality of this glycerin to pharmaceutical grade glycerin. The sale of high quality glycerin and other refining by-products further reduces our effective conversion cost.

We expect as our volume of Jatropha increases, our logistics and transportation cost, which make up 34% of our cost base, can be significantly reduced through the realization of cost per unit reductions. Further, we intend to concentrate our go forward planting efforts on our most successful geographic locations thereby increasing density and lowering per unit logistics costs.

We expect to realize further production cost savings from economies of scale and be able to receive incremental contribution from by-product sales, such that in combination we could generate a positive contribution margin from our production and sale of biodiesel. See “Business — Feedstock Cultivation — Our net production costs of Jatropha-based biodiesel.”

We believe through by-product value realization and economies of scale, we can achieve a net cost of production for our biodiesel that makes us highly cost competitive with petroleum-based transport fuels and other existing biofuels.

Continue to expand our Jatropha contract farming operation

Our contract farming provides our business with access to low-cost, high-yield feedstock. We intend to continue build on our success and expand our contract farming acreage.

Our contract farming model is to plant on marginal land so that our farmers have a low opportunity cost. We guarantee to buy back 100% of their crop providing them with considerable income. We have increasingly sought to assist willing farmers to arrange bank financing for their required capital expenditures so they have no upfront cash outlay. Farmers who do not arrange, or are ineligible for, bank loans may seek to fund the operations themselves. This model is highly attractive to small scale farmers.

Our existing business systems, practices and successful commercial scale rollout of contract farming provide us with a platform to continue to grow our acreage under contract, as discussed under “Item 4.B — Information on the Company — Business Overview — Feedstock Cultivation — Productive acreage growth plans,” we do not expect to be constrained by the availability of suitable land.

Continue Jatropha research and development efforts to increase the productivity of our contract farming operation and move into Mission owned and operated plantations

Engaging in large scale contract farming has spread the development risk of domesticating Jatropha. We believe that the knowledge gained from our contract farming operation will be vital in successfully entering into large scale corporate farming of Jatropha.

In collaboration with recognized universities, we continue to advance the genetic development and cultivation practices of Jatropha.

We expect that the genetic characteristics of Jatropha will advance as the crop becomes more domesticated, which will provide the necessary consistency to profitably undertake large scale contiguous corporate style cultivation of Jatropha, including mechanization and other more sophisticated agronomic practices. We expect owning the land and operating the plantation acreage will result in higher yield per acre and lower per unit cost, as a result of uniform agronomy practices and reduced logistics costs.

We have conducted scoping studies to establish plantations that we may be able to own and operate in Africa, Central America, South America and South East Asia. We remain encouraged by the prospects of large-scale corporate farming of Jatropha in each of the aforementioned geographies.

Extend vertical integration of our business model

After establishing refining capacity, we have successfully developed our feedstock cultivation operations. Having secured a long-term offtake agreement in the United States, we are pursuing strategic acquisitions or structured contractual arrangements for biodiesel storage facilities, terminals operations and toll processing in key U.S. markets to grow our distribution capacity. A potential benefit of such acquired facilities or arrangements, if consumated, would be to allow us to store and blend large volumes of biodiesel “off the rack” to customers at the point of delivery, without the need for an intermediary distributor. We believe that this distribution capacity will give us key access to the growing U.S. markets and a strategic advantage over our competitors. Once we have achieved full vertical integration, we will continue to further expand our feedstock and refining operations in tandem.

Feedstock Cultivation

Jatropha

Jatropha is an inedible perennial oil-seed plant that can grow on marginal soil with limited water and without displacing agricultural land used for food supply, factors that make it an ecologically responsible source of fuel oil. The Jatropha plant produces seeds annually over its average productive life of 30 years. Harvested seeds of the Jatropha plant are crushed to produce an inedible oil that is a suitable feedstock for the production of biodiesel. The remaining meal of the seed, or seed cake is a valuable by-product of the oil extraction process that we sell for various uses. The amount of biodiesel produced from a hectare of Jatropha on a well managed and irrigated field compares favorably with most other biodiesel feedstocks as indicated by the table below.

Typical biodiesel yields
Plant species	Tonnes per acre
Palm oil	1.40
Jatropha	1.29
Castor bean	0.74
Coconut	0.65
Tung oil	0.63
Sesame	0.47
Sunflowers	0.31
Groundnuts	0.30
Rapeseed	0.30
Safflower	0.29
Linseed	0.26
Mustard seed	0.21
Soybean	0.12
Cotton	0.06

Source:  The Biofuels Market: Current Situation and Alternative Scenarios, United Nations Conference on Trade and Development, 2009.

These favorable yield dynamics and the perennial nature of palm and Jatropha plants contribute to the overall cost advantage that these oil plants have relative to other types of oil-producing species and explain our focus on utilizing these feedstocks. Jatropha, however, has not been widely cultivated for purposes of harvesting seeds and therefore does not yet figure prominently as a feedstock for biodiesel.

By cultivating Jatropha plants in India, we are working to overcome the limited availability of Jatropha oil. Until our Jatropha cultivations mature, we are striving to take advantage of the relatively low cost of palm oil cost and its ready availability to our refineries in Malaysia. Malaysia is one of the world’s largest sources of palm oil and having access to abundant, locally produced feedstock significantly reduces the cost of inbound transportation and assures us of reliability in our supplies.

Approach to cultivating a new energy crop

Jatropha has been growing wild in India for many years and is well known to local farmers. Historically, its inedible properties and hearty nature led to it becoming widely planted as a hedge for protecting valuable food crops from animals.

The ecological sustainability, low production cost and physical characteristics of Jatropha oil make it a highly sought after feedstock for biodiesel production. However, the plant has not historically been cultivated on a commercial scale for energy use or other purposes. As is typical of a crop in the early stages of commercial development, the yields of Jatropha on our contracted acreage have varied dramatically. It is expected, like most other crops, that the yields will become more consistent and abundant as the agronomy practice develops and higher yielding varieties of the Jatropha plant are cultivated.

Our contract farming model is to plant on marginal land so that our farmers have low opportunity cost and a commercial incentive to share in the development risk of domesticating Jatropha. By engaging in large scale contract farming with over 139,000 different farmers, with wide geographical dispersion, Mission is gaining the practical expertise necessary to better understand and drive yield improvement. With these learnings and the subsequent domestication of the crop, we are positioned to roll out large scale corporate farming of Jatropha.

Scope of Jatropha cultivation operations

We have an upstream feedstock cultivation operation consisting of Jatropha seed research and development, nurseries, contract farming with advanced farm management systems, warehousing and logistics capability, seed crushing and oil extraction capability and access to a banking and financing network.

Our Jatropha cultivation operation is diagrammed below:

We typically enter into 30 year farming contracts, whereby a farmer plants Jatropha saplings in the marginal portions of their fields and we agree to buy back all the seeds from the farmer once the planted saplings have matured into trees and have begun to bear fruit. The farmers with whom we have contracted provide us with a reliable source of low cost feedstock for our biodiesel productions.

We lease and operate nurseries to grow Jatropha saplings, which we sell to our contract farmers. We have an extensive network of field personnel in India to manage harvesting, storage, extraction and transportation of Jatropha seeds and oil. As of November 30, 2011, the network extended over the five different states in which substantially all of our contracted acreage lies. We have management on the ground in India and have implemented systems to assure the reliable delivery of Jatropha seeds from our farmers. Our management and operations team in India of over 472 full time employees, are supported by field representatives.

To assist our contract farmers to maximize their yield of Jatropha and therefore our supply of Jatropha, our management and operations teams provides farmer extension services and farmer agronomy support. The extension services are primarily related to education about best practices for Jatropha farming and ongoing trouble shooting as it relates to specific Jatropha agronomy.

Our extensive network of field agents allows us to efficiently provide the extension services to our farmers. Our field agents are enabled with hand-held, data tracking and communication devices including Global Positioning Systems, which will allow us to manage our field agents and ensure that extension services are fully utilized, tracked and monitored.

Through our extensive field agent network and access to state warehouses and facilities, we are able to aggregate commercial quantities of Jatropha seeds, which via tolling arrangements are then crushed yielding crude Jatropha oil and Jatropha seed sake. Historically, we have sold Jatropha seed cake as a bulk input to bio-fertilizer, but we are evaluating the implementation of processes to produce finished bio-fertilizer that we believe we could sell at a higher profit margin.

Mission Agro Technologies

The management and operations team in India has successfully rolled out our proprietary GPS mapping and agronomy management system, Mission Agro Technologies, or MAT, and is in the process of enhancing the system as a result of lessons learned in the field. The system enhancements are intended to collate and report on the detailed reviews of the conditions on the various farms, including maturity and existence of saplings, conditions and stem girth. The system was designed to provide us with a clear understanding of the performance of our contract farming network, allowing us to improve and rectify the performance of any underperforming contract farmers.

The agronomy software underlying the MAT system is driven by our proprietary Jatropha algorithm, which will determine on a farm by farm basis at any particular month what agronomy activities need to happen given the profile of the specific farm. This software will allow us to maximize the seed yield of each contract farmer, optimize harvesting and extraction and schedule logistics movements, all of which will ultimately maximize system wide yields and minimize costs.

Our MAT system will allow us to capture extensive information about the condition and quality of our contract farming acreage. We will use this detailed information to profile and analyze the development of our contract farms and the data will provide us with a clear understanding of the performance of our contract farming system and will be used to improve the accuracy of our yield prediction and prioritize new plantings. Our last survey captured additional descriptive information covering the matters listed in the table below:

Descriptive Information Captured in MAT Database
• Average number of branches per plant	• Percentage of plant flowering

• Average number of fruits per plant	• Percentage of plants fruiting

• Average plant height	• Pruning completion

• Average stem girth (circumference)	• Slope of the Land

• Farmer attitude in taking care of plantation	• Soil type in the field

• Flowering and fruiting status	• Type of land

• Month of pruning	• Water logging in the field

• Mortality

Productive acreage estimates

Based upon information gathered from our field force and using tracking information from our MAT system, as of June 30, 2011, we had approximately 194,323 productive acres of Jatropha under cultivation. We classify areas as productive acres when the Jatropha plants are growing in line with our expectations. Based on lessons learned from our initial years of cultivation, we have been able to develop and define the agronomy practices and planting techniques that we expect will lead to higher success rates for our Jatropha cultivation.

Productive acreage growth plans

There is ample land in India that is not considered by the Indian government to be suitable or productive for growing food crops on which we could potentially expand our productive acreage. We intend to try to take advantage of this by planting additional acreage annually in the future. Historically, we have planted as few as 7,000 and as many as 280,000 new acres in a single year. Based on our learning, we believe that planting about 50,000 new acres per year is an appropriate target and will allow our field forces to ensure that best planting practices are followed to an acceptable degree. Notwithstanding this objective, the actual acres we plant annually may vary and the productive acreage achieved from such new cultivations may be less than the total number or acres planted.

In addition to planting new acreage, we are encouraging some of our existing contract farmers to recover previously planted acreage where soil and climate conditions warrant doing so in order to transform it to productive acreage. This entails replacing Jatropha plants that died prematurely, more carefully tending to plants that are weak or underdeveloped and ensuring that agronomy best practices are consistently employed throughout their acreage. At this point, we are unable to estimate the number of acres that can be recovered to productive acreage status. We are also evaluating the merits of planting some directly controlled acreage and, if we decide this would be cost effective, it would further augment our annual targets for adding productive acreage.

Jatropha yield algorithm

The collection of data from such a large number of geographically disperse farmers, each with uniquely different planting environments, has provided us with a rich source of data and a deep understanding of the many factors that affect Jatropha seed and oil yield. Based on our practical field experience and analysis of the data that we have collected on our productive acres, we believe the majority of yield deviations are explained by the following factors:

Crude Jatropha Oil:  The amount of the yield is based on total acreage, plants per acre and yield per plant.

Yield per Plant:  The amount of the yield is based on quality of land, genetic stock, inputs and agronomy practice.

•
Quality of Land:   planting Jatropha on high-quality agricultural land decidedly improves yield; however, our policy is to plant Jatropha on marginal land; determination of soil conditions is important in selecting acreage and predicting plant growth rates and seed yields.

•
Genetic Stock :  our research and development program, like other Jatropha research and development programs around the world, is focused on the development of high yielding varieties; to date, we have cultivated using wild seeds but have sought to use the highest yielding genetic stock available in the industry.

•	Inputs : the use of irrigation and fertilizer unquestionably improves the yield performance of Jatropha.

•
Agronomy Practice :  the development and consistent implementation of best agronomic practices can drive increases in yield; through our ability to deliver extension services and monitor the performance of a large number of highly distributed farmers, we are uniquely capable to influence agronomic practices.

The following factors have been identified by us as the most important factors in achieving sound agronomic practices.

Agronomy Practice:  The amount of the yield is based on grade of farmer, plant architecture, weeding, planting practices.

•	Grade of Farmer: the more agronomic skill the farmer has, the higher the yield.

•	Plant Architecture: primarily driven through pruning practices, the more branches a Jatropha tree has the higher its fruit yield.

•	Weeding: the keeping of weeds and other pests away from the Jatropha plant results in higher yield.

•	Planting Practices: planting the Jatropha saplings at the correct time and in the correct fashion results in stronger plants and earlier and higher yield.

Based on the published research on Jatropha, we expect that a Jatropha sapling will take around three years to begin to bear fruit and an additional three years to reach full maturity. At full maturity, the trees will continuously bear fruit for approximately the following 30 years.

Our productive acreage is not yet mature and we do not yet have empirical evidence of yields at maturity. We are aware of 16 published scientific studies of Jatropha seed yields. At maturity, the median seed yields reported in these studies is 1.9 tonnes per acre. We expect, but can provide no assurance, that seed and oil yields on our productive acreage will be at or above reported median levels as a result of dissemination and implementation of sound agronomic practices through our contract farmer base and our efforts to plant Jatropha saplings grown from robust genetic stock available in suitable quantities.

According to The Energy Research Institute of India, or TERI, in a report commissioned and prepared for us in May 2006, Jatropha seed yields will vary with climate and soil conditions and with the method of cultivation as previously discussed. This report after taking into account averages across different climate conditions and assuming partial irrigation and fertilization shows that seed yields will increase through the sixth year of plant life and stabilize thereafter. However, based on our productive acreage, we have anecdotal evidence to suggest that without fertilizer, irrigation and proper pruning that the development cycle might be delayed, as such we rely on the following maturity curve:

Year Following Planting	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7 and Onward

Seed yield as percent of yield at maturity	0.0%	0.0%	13.5%	33.3%	50.0%	80.1%	100%

At the end of the 2012 calendar-year harvest, we expect to begin to have meaningful empirical evidence about the development cycle of our cultivated productive acreage.

Crude Jatropha oil estimate

The published literature also includes statistics on oil yields from Jatropha seeds and consistently reports average yields of oil equal to about one-third of seed mass and average yields of seed cake of about two-thirds of seed mass. Our experience on our first commercial crush is that we can achieve yields consistent with these averages but that we will need to use solvent extraction techniques to do so. Assuming the use of solvent extraction techniques to achieve a 33% oil extraction rate and assuming the aforementioned expected seed yield of approximately 1.9 tonnes per acre at maturity, we would expect to realize 0.6 tonnes of Jatropha oil per productive acre annually at maturity for our contract Jatropha fields. Based on our existing productive acreage of 194,323 acres, we calculate a harvest yield of approximately 120,452 tonnes per year of crude Jatropha oil.

The below table shows a range of potential crude Jatropha oil that can be harvested from our existing contract farming acreage over an expected 30-year life of our current productive acreage, assuming that achieved seed yields vary as much as 20% in either direction of the published median and that the oil-to-seedcake ratio is 1:2. Based on our assumed median seed yield per acre, we calculate that our current productive acreage would produce approximately 936.9 million gallons (22.3 million barrels) of crude Jatropha oil over an estimated productive life of 30 years.

Yield Per Acre at Maturity (Tonnes per year)	Total Jatropha Oil Per Acre over 30 Years (in barrels)	Total Crude Jatropha Oil Estimate over 30 Years (in millions of barrels)	Total Crude Jatropha Oil Estimate over 30 Years (in millions of gallons)
0.48	88.87	17.27	725.33
0.54	99.98	19.43	815.99
0.62	114.79	22.31	936.88
0.68	125.90	24.47	1,027.55
0.74	137.01	26.62	1,118.21

(1)	The estimates of total Jatropha oil per acre are determined by the predicted life of the Jatropha tree, the yield at maturity and the ramp up to maturity.

(2)	The estimates of total crude Jatropha oil are equal to total Jatropha oil per acre over 30 years multiplied by the current existing productive acreage of 194,323 acres.

The above figures are illustrative and not intended to be a projection. The yields that we actually achieve cannot be accurately predicted from the limited data we have available on our immature cultivations and could vary outside of the ranges shown.

If we are able to augment our productive acreage annually as planned, our potential aggregate Jatropha oil production over the expected 30-year life of each productive acre could increase dramatically over the next five years as reflected in the table below. This table was prepared assuming median seed yield and a 1:2 ratio of Jatropha oil to seed cake. Based on our assumed median of growth estimates and mid range of yield per acreage, we believe we could produce approximately 49.34 million barrels of Jatropha oil over 30 years.

Total existing crude Jatropha oil estimate scenarios based on our cumulative productive acreage, which includes existing productive acreage and new productive acreage we intend to contract over the next 5 years, are as follows:

	5-Year Scenarios
New productive acreage added per year for next 5 years	30,000	40,000	50,000	60,000	70,000
Total New Productive Acreage	150,000	200,000	250,000	300,000	350,000
Cumulative Productive Acreage	344,323	394,323	444,323	494,323	544,323
Crude Jatropha Oil 30-Year Production Estimate
Barrels (millions)	39.53	45.27	51.00	56.74	62.48
Gallons (millions)	1660.07	1901.13	2142.19	2383.26	2,624.32

The range of outcomes presented in the table above and elsewhere in this report have been prepared by us based on assumptions relating to, plant yield, extraction rate, monsoon seasonality, agronomy practices and numerous other assumptions, all of which are inherently uncertain and are subject to significant business, economic, meteorological, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those projected, which could have a material adverse effect on our results of operation and financial condition.

Our net production costs of Jatropha-based biodiesel

We have successfully delivered our first commercial scale crush of Jatropha oil. From this we have generated sufficient cost data to estimate our cost of producing and delivering Jatropha-based biodiesel to the United States, without subsidies or government support. This estimated amount is US$107.13 per barrel, which includes US$36.32 per barrel of logistics costs related to accumulating and temporarily storing Jatropha seeds and transporting crude Jatropha oil to our refinery and finished biodiesel to the United States. Our business model entails buying seeds from our farmers, which, when crushed, yield crude Jatropha oil and Jatropha seed cake. We estimate that we will be able to realize US$43.78 per barrel from the Jatropha seed cake and other by-products sales at prevailing market prices. Therefore, based on our analysis of historical results, we estimate that our effective net cost of goods sold ( i.e., total cost less revenue realized from by-products) for Jatropha-based biodiesel could be US$63.35 per barrel.

Our Jatropha-based biodiesel costing is based on the following:

•	No subsidy or other government financial support;

•	A forecast of the cost of Jatropha seeds which is based on our contract farming agreement which stipulates a range of prices to pay for Jatropha seeds, depending on the market price of Jatropha seeds;

•
Actual logistics and oil extraction costs, including transportation, handling, warehousing and oil extraction but excluding anticipated costs relating to the solvent extraction process to achieve the 32% oil extraction rate;

•	An estimate of costs to transport biodiesel from Malaysia to the U.S. at prevailing tanker rates;

•	Sale price of by-products including 18 Indian rupees, or INR, per kilogram for Jatropha seedcake and historic refining by-product sales; and

•	An achieved oil extraction rate of 33%,

Over time, we expect to be able to reduce this net cost for Jatropha oil through incremental realization on the sales of Jatropha seed by-products and economies achieved as the scale of our Jatropha production grows.

By-product Value Realization

Based on our analysis of historical results, we believe that 41% or more of the total cost of producing Jatropha biodiesel can be offset through by-product realization. The bulk of this offset would come from the Jatropha seed cake, a by-product of the Jatropha oil extraction process.

Based on our median seed-yield estimate of 1.87 tonnes per productive acre, and assuming that we generate about two tonnes of seed cake for every three tonnes of seed harvested (based on the information presented above), seed cake would be our largest by-product by volume and value. Based on our analysis of the information presented above, we would expect to generate approximately 1.25 tonnes of Jatropha seed cake per productive acre annually over the expected 30 year life of the cultivations or about 244 thousand tonnes per annum from our existing productive acreage. However, our actual experience may differ from expectations and the table below illustrates the sensitivity of seed cake that would be generated at maturity from our existing productive acreage if average seed yields are as much 20% higher or lower than expected averages.

Annual Seed Yield Per Acre at Maturity (in tonnes)	Annual Seed Cake Yield Per Acre at Maturity (in tonnes)	Annual Jatropha Seed Cake Produced from Existing Productive Acres (in tonnes)	Jatropha Seed Cake Produced over 30 Year Crop Life from Existing Productive Acres (in tonnes)
1.45	0.97	189,377	4,738,202
1.64	1.10	213,049	5,330,478
1.87	1.25	244,611	6,120,178
2.06	1.38	268,284	6,712,453
2.24	1.50	291,956	7,304,729

The above figures are illustrative and not intended to be a projection.

Jatropha seed cake can be sold as a wholesale ingredient for the production of bio-fertilizer in India however, we intend to produce a competitive bio-fertilizer and sell directly to the end markets when our seed cake yields are large enough to justify commercial entry into this market. Based on our work with the University of Agriculture Science in Bangalore, India to formulate a Jatropha seed cake-based product that is technically superior to currently available bio-fertilizers in the India market, we believe that we can achieve this initiative, although there can be no assurance, that we will be successful.

Further processing Jatropha seedcake into bio-fertilizer to capture additional margin will require that we incur incremental costs. However, we estimate that after giving effect to such costs we can increase our contribution margin from Jatropha seed cake. Based on our market research, the lowest bio-fertilizer price that we are aware of in India is currently less than INR 62 per Kg (US$1,519 per tonne). The average of the bottom of the price range products across the companies surveyed was INR 122 per Kg (2,659 per tonne). In order to capture additional margin from seed cake sales we intend to further process our Jatropha seedcake into biofertilizer. While this processing will incur incremental costs, we believe that we can increase our contribution margin from Jatropha seed cake throughout this value adding process.

The table below illustrates our estimate of the potential impact on our revenue and contribution margin if we are able to convert seedcake and sell it is as bio-fertilizer. The scenario analysis illustrates the potential impact of Jatropha seed cake margin realization where seed cake margin realized is the difference between our sales price and the total cost of sales.

Utilizing these prices as the basis for calculating revenue from Jatropha seedcake bio-fertilizer and our estimates of incremental costs to produce the bio-fertilizer from Jatropha seed cake, the table below shows the contribution margin expected at the lowest market price and the average market price of bio-fertilizer relative to our current realization for bulk sales of unprocessed seedcake.

	Revenue Realized (in INR per Kg)	Contribution from By-products (in US$ per barrel)	Annual Contribution from Seed Cake of Existing Productive Acreage at Maturity and Median Yield Scenario (in US$)
Current Realization	18	48.65	87,445,350
Realization based on bio-fertilizer market low	62	167.57	301,200,650
Realization base on market average	122	329.73	592,685,150

The above figures are illustrative and not intended to be a projection and relies on the above discussed median yield scenario of 1.25 tonnes seed cake per year at maturity and an exchange rates of US$1 for INR#50.

Our primary product is currently biodiesel. Achieving enhanced realization from Jatropha seedcake, bio-fertilizer and other by-product will require us to enter into a new market where we have not historically operated. It is likely that we will require further capital expenditure and increase our operating overheads to enter into this line of business. There is no assurance that we will be successful in obtaining increased realization from by-products or be able to generate material by-product revenue at all.

Scale Efficiencies

Based on our analysis of historical results, 34% of our cost of producing and selling our first batch of Jatropha-based biodiesel from its first crush in early 2010 were logistics costs, including logistic costs within India, transport of crude oil to our refineries in Malaysia and transport of end product from Malaysia to the United States.

We believe that over time, with larger seed volumes from our maturing productive acreage and increased density of productive acres from new cultivation, our unit costs for gathering, storing and transporting Jatropha seeds within India will drop, although we do not yet have empirical data to support revised cost projections. In addition, we believe, based on published shipping tariffs, that if and when we can contract for larger bulk shipments, our unit costs of transporting Jatropha oil from India to Malaysia can also be reduced.

Biodiesel Production

Refinery overview

Refining capability is a key element of our integration strategy as it provides the market linkage mechanism needed to realize maximum value for feedstock oil.

Our two refineries, Plant I and Plant II, are located at Port Kuantan, Malaysia. Plant I was built as a stand-alone biodiesel refinery with a 30 million gallon (100,000 tonne) per year nameplate capacity. It has been demonstrated to produce at this capacity and produces high quality biodiesel meeting quality standards for biodiesel, including Europe’s EN14214 specifications. To our knowledge, Plant I is the first and only non-German biodiesel facility to be certified to the BPAC-AGQM technical standard. Meeting this standard provides us with access to the German biodiesel market, a large market in Europe that is important in terms of establishing product and usage standards and credibility as a supplier. Our refining process for Plant I has also been certified for compliance to ISO 9001:2008, which is the highest commercial quality management certification. The combination of the above certifications provides our customers with comfort that our refining process meets best practices.

We constructed and in June 2010 we commissioned Plant II at the Kuantan facility with a 75 million gallon (250,000 tonne) per year nameplate capacity, using second-generation biodiesel technology developed by Axens, a subsidiary of the French Institute of Petroleum. Plant II has the flexibility to convert a variety of feedstocks to biodiesel, similar to the capability of Plant I. However, the Axens’ technology does not require the use of sodium methoxide as catalyst, which is used in Plant I. Rather, it employs a solid state, proprietary catalyst with an expected multi-year lifetime to trigger the required transesterification reaction central to the biodiesel production process. The change in catalyst technology results in a lower per unit conversion cost of Plant II relative to Plant I at volumes over 100,000 tonnes per year.

For general market acceptance, biodiesel sold to customers in the United States must meet the technical standards of ASTM D6751-08, which specifies 18 required properties of pure biodiesel (sometimes referred to herein as B100) for use as a blend component with petroleum-based diesel fuel. This standard of ASTM International, an open forum for the development of high-quality, market-relevant international standards, specifies, among other parameters, the maximum amounts of certain residual by-products that can remain in the finished product after the conversion process, including acid, free glycerine, total glycerine, water and sediment content, sulphated ash, total sulphur, carbon residue and phosphorous. The standard also specifies minimum flash point, cetane numbers and copper corrosivity and ASTM has recently revised the standards to include specifications for a Cold Soak Filter Test. The test is intended to replicate performance of the biodiesel in cold climates. Compliance with this standard requires a process that provides for complete transesterification and efficient and thorough separation and purification processes. We are currently installing additional equipment that will enable both our conversion units to meet the U.S. standard ASTMD6751-08. We are contractually required under the offtake agreement with Valero to supply biodiesel that meets the ASTMD6751 standard. The term of the offtake agreement with Valero does not begin nor do payment obligations for Valero arise under the offtake agreement until the first shipment of compliant diesel to them.

Biodiesel Conversion Process

The biodiesel conversion process (transesterification) shown in the diagram below is based on the Axens technology utilized in Plant II.

Grey:  Inputs

Light Green:  Saleable by-products

Dark Green:  Saleable primary products

Feedstock (typically palm oil or, increasingly, Jatropha oil) is pre-treated to remove high molecular-weight (long-chain) fatty acids and other impurities. The treated oil is then reacted with methanol in the presence of a liquid or solid catalyst, and this chemical reaction produces biodiesel (fatty-acid esters of varying molecular weights) and glycerine. The glycerine from the Plant I process is crude glycerine with a purity of approximately 80%. The glycerine by-product from the Axens’ production process in Plant II is technical grade glycerine with a purity of 97% and it can be sold at a higher price than crude glycerine without further processing. Plant II has the capacity to produce 25,000 tonnes (7.5 million gallons) per year of this technical grade glycerine and 10,000 tonnes (3 million gallons) per year of fatty acid distillate, another marketable by-product. Both forms of glycerine are marketable by-products for which there is a worldwide market and numerous commercial applications. However, a higher market value is assigned to the higher purity of glycerine. We have also equipped our Kuantan facility with a secondary stand-alone glycerine purification capability having a capacity of about 2.4 million gallons per year. The production of each 1,000 tonnes of biodiesel results in the production of 98 tonnes of glycerine. From this secondary refinery we can produce 99.7% pure pharmaceutical grade glycerine if market prices justify doing so. Refining by-product sales represent 3.5% of total revenue from biodiesel and by-product sales, of which 1.5% is glycerine sales revenue. Both the by-products of crude glycerine and fatty acid distillate are in high demand and we have been able to sell these by-products without difficulty. As Plant II has not yet run commercially we have not yet sold any technical grade glycerine.

Both our plants have technologies that allow us to produce biodiesel simultaneously from multiple feedstocks. The technology to handle multiple feedstocks gives us the potential to optimize our costs by shifting in and out of different feedstocks based on feedstock availability, price, customer requirements and other market dynamics. We expect this flexibility to be most important during the period before our supply of crude Jatropha oil equals the combined capacity of our refinery.

Quality control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. We have achieved ISO9001:2008 certification for our refining process at Plant I.

We have established systematic inspections at various manufacturing stages, from raw material procurement to finished product testing. Raw materials that fail to pass our incoming inspection are returned to suppliers. We believe that we are able to maintain the quality and reliability of our products through close monitoring of our manufacturing processes by our quality control team and scheduled maintenance of our equipment.

To ensure the effectiveness of our quality control procedures, we also provide periodic training to our production line employees. Our quality control team also consists of experienced equipment maintenance technicians that oversee the operation of our production facilities to avoid unintended interruptions and minimize the amount of time required for scheduled equipment maintenance.

Our management team has implemented policies to proactively safeguard against accidents. In addition, we conduct regular inspections and maintenance of our facilities to help ensure product quality and safety.

Plant Utilization & Operating History

Historic Biofuel Sales

We sell our products via our own direct sale force in the wholesale market. We historically have only sold our biodiesel to oil trading companies. Generally, oil traders aggregate biodiesel, blend it with mineral diesel and sell the blended product to major oil companies who distribute the product via their distribution channel to the end market. Sales to oil trading companies are highly competitive and pricing fluctuates with market conditions. Because we have not historically had control of the costs of our feedstock, there have been few times when we could procure feedstock at a price which we could convert to biodiesel and sell profitably. Consequently, we have not fully utilized our biodiesel production capacity.

The following chart shows actual sales production and utilization of the refining complex.

	For the fiscal year ended June 30,
	2009	2010	2011
Production	37,626	14,150.6	12,149
Capacity Utilization	38%	14%	3.5%

Subsequent to its commissioning of the transesterification unit, we have not yet used Plant II to produce biodiesel for commercial sale.

In fiscal 2011, our biofuel revenue was generated primarily from two new customers, with our by-products readily sold to a number of customers. Our largest customer, Trafigura Beheer B.V. Amsterdam, a European oil trading company, contributed over 82% of our biodiesel sales in fiscal 2009 and fiscal 2010. Our contract with this customer has expired. Our ability to produce product at a positive contribution margin during 2009 and 2010 was driven solely by our intermittent ability to buy feedstock on favourable terms and not by the availability of buyers. We believe that in the periods when we sold product to our primary customer we could have consummated sales to other trading company counterparties for substantially the same volumes and prices if we had sought to do so. We also believe that we are not significantly dependant on any single customer and that our historical customer concentration is not a reflection of the market opportunity that is open to us.

Because our historical biodiesel sales have been irregular, encompass a single product type and have been concentrated among a small number of customers in the European region, we do not break out revenue by segment and trend data is not presented because it is not considered meaningful under the circumstances. Currently our plants are idle, but in excellent condition and on full operational standby to produce biodiesel as and when required.

Refining By-product Sales

We sell our glycerin and fatty acid distillates ex works into the immediate cash payment and delivery market.

Strategic long term offtake agreement

We have entered into a large biodiesel offtake agreement with subsidiaries of Valero Energy Corporation, a Fortune 500 company based in Texas.

To minimize historic volatility for palm oil and to ensure positive operating margins, we entered into the long term biodiesel offtake agreement on a cost plus basis, subject to a floor price and a ceiling price. In exchange for the favorable pricing on palm-based biodiesel, we agreed to provide a discounted price on further Jatropha-based biodiesel production. We deem this agreement to be favorable to us given the development stage of our feedstock cultivations. However, the discounted price on our Jatropha-based biodiesel over the long term may reduce our revenue potential and future margins from processing Jatropha oil into biodiesel.

Subject to the terms and conditions of the biodiesel offtake agreement, Valero has agreed to purchase our entire Jatropha-based biodiesel up to 200,000 tonnes (60 million gallons) of biodiesel per year for five years. This initial five year term of the agreement does not begin until our first shipment of biodiesel to Valero. Valero has the right to double that quantity to 400,000 tonnes (120 million gallons) per year and to extend the term by an additional five years, depending upon conditions.

While our Jatropha-based biodiesel production is ramping up, we are able to cover any shortfall from the contracted quantity with palm-based biodiesel if it is economically favorable for us to do so. This offtake agreement lessens the impact of commodity price volatility, which has severely hindered the industry. The long term nature of the agreement provides us with greater sales predictability, locking in demand for up to 57% of our nameplate production capacity of 105 million gallons upon title transfer of Plant II to us and based on the assumption that we produce 200,000 tonnes per annum of biodiesel for Valero.

Once we begin shipping under the Valero agreement and until Jatropha oil production exceeds 400,000 tonnes per year, we expect that Valero will be our largest customer and, assuming we are unable to attract other customers, Valero may represent 100% of our revenue from refined products. This degree of customer concentration is likely to continue until we can produce Jatropha oil in quantities that are surplus to the amounts stipulated in the Valero agreement, acquire additional refining capacity or the Valero agreement expires.

We do not have an exclusive selling arrangement with Valero and can sell to other parties. In addition, we have not committed 100% of our refining capacity to Valero. We are not singularly reliant on Valero to commercialize or roll out our business plan.

In connection with the offtake agreement, we also issued Valero 81.41 million warrants at A$0.45 per ordinary share. The warrants were not exercised and expired on August 31, 2010.

As of the date of this annual report, we have not provided to, or received from, Valero, any other consideration in connection with the offtake agreement.

Summary of Historic Sales

The tables below outlines Mission’s historic sales by country and by product:

Indian Operations:
Description	Fiscal Year June 2009	Fiscal Year June 2010	Fiscal Year June 2011
	Indian rupees, in millions
Agricultural Income	296,868	27,538	36,250
Wind Mill electricity generation	18,114	21,473	23,345
Crude Jatropha Oil	—	5,006	1,305
Others	—	—	3,801
Total	314,982	54,017	64,701

Malaysian Operations:
Description	Fiscal Year June 2009	Fiscal Year June 2010	Fiscal Year June 2011
	Malaysian ringgits
Biofuels	108,738,699	39,288,051	40,717,910
Pure Glycerin	2,603,501	196,556	-
Crude Glycerin	2,113,408	815,584	369,158
PFAD	2,633,486	1,035,293	693,904
Crude Jatropha Oil	-	-	146,082
Total	116,089,093	41,335,484	41,927,054

Intellectual Property

We have a perpetual license for the life of Plant I for all patents and intellectual property rights relating to Crown Iron Works’ process technology and engineering design used in construction and operation of the refinery. We similarly have a perpetual license for the life of Plant II for all patents and intellectual property rights relating to Axens’ process technology and engineering design used in construction and operation of that refinery. In connection with the distillation column that we are installing to retrofit our refineries, we will also have a perpetual license for the life of each refinery for the patents and intellectual property rights from the manufacturer.

Seasonality

Palm-based biodiesel is prone to gelling in cold climates. We have therefore experienced lower demand for palm-based biodiesel from Europe in the winter months. We hope to counter seasonal demand from Europe for palm-based biodiesel by establishing and expanding demand in the southern hemisphere. Jatropha-based biodiesel has superior gelling properties to palm-based biodiesel and is less susceptible to seasonal demand.

Approximately 90 days after the onset of the monsoon season in India, Jatropha plants are expected to be ready to harvest. At the same time we are obligated to purchase Jatropha seeds from our contracted farmers. Given the wide geographic spread of our contract farming operations and the variability in the cycle of the monsoon season in India, we expect the harvest season to last approximately four months. Our contracted farmers aggregate their seeds and deliver the seeds to our field agents in the relevant village. Upon aggregation of quantities of Jatropha seeds sufficient to justify the transportation costs, these seeds are transferred to a state-owned and operated warehouse where the weight of the seeds is confirmed. Once the quantity of Jatropha seeds is confirmed, we disburse payment to each contracted farmer. Once quantities of Jatropha seeds are aggregated at the warehouse sufficient to reduce our per unit transport cost, the seeds are transported to an outsourced crushing facility, where the seeds are converted to Jatropha oil and seed cake. The seed cake is sold directly at the crushing site and the Jatropha oil is transported to a port and then shipped to our refineries. It is expected that we will only ship quantities of Jatropha oil to our refineries when we have sufficient quantities to reduce the per unit transport cost, resulting in a requirement to store Jatropha oil either at the port in India or at our refineries. In addition, we have the option to sell the Jatropha crude oil to third parties.

Competition and Competitive Dynamics

Our primary product, biodiesel, sells in the liquid fuels market. The liquid fuels market is a highly competitive, large global market with many well established market participants.

Historically, there have been many entrants into the biodiesel market in the United States and elsewhere in the world as governments encourage the use of renewable energy and seek to reduce greenhouse gas emissions, thus inviting new entrants into the market. Despite the over capacity of biodiesel refining in much of the world, much of the built capacity is rendered either uneconomic or non-competitive by the limited number of long term offtake agreements, the limited access to necessary working capital and the limited access to sustainable feedstock.

Competitive Forces

We believe the principal competitive factors for biodiesel producers are as follows:

•	Scale. Considerable refining capacity to attract long term significant offtake agreements.

•	Pricing. A producer’s ability to set pricing of products and the ability to use economies of scale to secure competitive cost advantages to be able to price biofuels below prevailing oil prices.

•	Technology. A producer’s ability to produce biodiesel and by-products efficiently and to utilize low cost raw materials.

•
Sustainability.   Bearing in mind social responsibility towards the environment, a producer’s ability to produce biodiesel from a feedstock that is not a crop (such as corn) but rather a weed (such as Jatropha).

•	Access to Second Generation Feedstock. A producer’s access to commercial scale quantities of second generation biodiesel to attract long term offtake agreements.

•	Access to Working Capital & Commodities Risk Management. A producer’s ability to take advantage of positive spreads depends on having access to working capital.

•	Connectivity to Existing Infrastructure. The distribution of product relies on the ability to fit within the existing infrastructure.

We have developed our business strategy with the above-mentioned competitive forces in mind to meet technical requirements, reach scale, be integrated and have the lowest cost and sustainable product.

Production Safety and Environmental Matters

Safety

We have had no material safety issues since commencement of operations.

Environment

We are committed to environmental protection that complies with or exceeds local environmental standards. Our plant designs have incorporated world class engineering solutions to pollution as listed below:

•
Waste water.   In-house waste treatment plants within our facilities meet the Malaysian standard for discharge. To conserve water resources, we also recycle waste water generated during our production process, which decreases our consumption of water and reduces the discharge of waste water into the environment.

•	Exhaust fumes. We generate exhaust fumes during our production process. Exhaust fumes are treated to comply with Malaysian air quality standards.

•
Noise.   We generate noise through the operation of our heating, ventilation and pumping systems. The equipment in the plant is ergonomically designed and sound proofed to operate well below the regulatory standards for noise of 80 decibels.

We have not been subject to any material fines or legal action involving non-compliance with any relevant environmental regulation, nor are we aware of any threatened or pending action, by any environmental regulatory authority.

Wind Farm

We are exploring the sale of our two wind turbines and we do not intend to maintain or expand in the wind energy business.

C.	Organizational Structure.

Set forth below is the organizational structure of Mission NewEnergy:

All subsidiaries are 100% owned at June 30, 2011, except Mission Agro Diesel (India) which is 51% owned by us. Mission Biotechnologies Sdn Bhd and Mission Biofuels Sdn Bhd were incorporated in Malaysia. Mission Agro Energy Limited was incorporated in Mauritius and Mission Biofuels (India) Private Limited and Mission Agro Diesel (India) Private Limited were incorporated in India.

Our refining operations and all associated business contracts are held by two wholly owned subsidiaries. Mission Biotechnologies Sdn Bhd owns the first biodiesel refinery with the 100,000 tonnes (30 million gallons) per year nameplate capacity and Mission Biofuels Sdn Bhd owns the second biodiesel refinery with the 250,000 tonnes (75 million gallons) per year nameplate capacity.

Our feedstock cultivation operations are conducted by Mission Agro Energy Limited and Mission Biofuels (India) Private Limited. Mission Agro Diesel (India) Private Limited and Indas Green Acquisition Corporation are dormant corporations with no active operations.

If we operate in the U.S., we expect that our U.S. operations will be conducted by Mission NewEnergy USA, Inc. (a Delaware corporation) and its wholly owned subsidiary, PJ Trading LLC (a Delaware limited liability company) and its wholly owned subsidiary, PJ Trading Pennsylvania LLC (a Pennsylvania limited liability company). Although not currently operating, we intend that any future operations will be focused on financial functions for the group and the trading of biodiesel.

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D.	Property, Plant and Equipment.

We own two biodiesel production facilities (with leases for the underlying land) that are located adjacent to one another at Port Kuantan, Malaysia.

The following is further information about each facility:

Biodiesel Facility	Site area (Acres)	Total Capacity (1) (million gallons per year)	Capacity Utilization (2) (percentage)	Commissioning Date
Plant I and II	13.0	30	3.5%	February 2008 and June 10

(1)	Nominal operating capacity.

(2)
For Plant I, percentage is based on nameplate capacity and the cumulative production during the period from the plant opening in January 2008 to June 2011. The total tonnage produced during this period was 70,638 tonnes and the nameplate capacity is 258,333 tonnes for the entire period.

Until we make a final payment to our turnkey contractor, KNM is not obligated to formally transfer title of Plant II to us. We are in discussions with KNM to finalize the transfer of the second biodiesel refinery to us. However, we cannot be certain when such discussions will be finalized.

Our principal executive and administrative offices are located on premises comprising approximately 60 square meters in an office building in Perth, Australia. The lease expires in February 2012, subject to renewal.
We also lease properties for purposes of production, research and development and employee living quarters in Malaysia and India. All 13.2 acres of the site area in Malaysia are leased. We also lease apartments in Kuantan Port and Kuala Lumpur, Malaysia for use by the operational staff. In addition, due to land ownership laws in India regarding foreign ownership, we lease 572.21 acres of nursery lands in India. We also lease an apartment in India for use by the operational staff.

We have no significant long term capital expenditure commitments.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Item 3.A — Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Item 3.D — Risk Factors” and elsewhere in this annual report. Unless specifically noted, all figures in this section do not take into account and are exclusive of the 50-1 share consolidation that was effected on April 4, 2011.

Overview

We are a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe.

During fiscal 2011, we incurred a net loss of A$21.7 million (US$21.5 million). We generated revenues of A$16.9 million (US$16.8 million) in fiscal 2011. If we are unable to achieve our business growth strategies and objectives and obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern.

We have three sources of total revenue: biodiesel refining, upstream feedstock business and wind farm operations. In fiscal 2011, biodiesel refining contributed 81% of our revenue, upstream feedstock business contributed 6% of our revenue and other operations (including wind farm operations) contributed 13% of our revenue.

Revenue from our primary business, the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel, is unlikely to exceed our expenses for at least two years. We have already crushed and exported commercial quantities of Jatropha oil, but we have not yet produced a commercial quantity of Jatropha-based biodiesel. There is substantial risk that we will not be able to generate alternative revenue during the interim to offset the shortfall from our primary business and reverse our pattern of historical losses and negative cash flow.

Biodiesel refining

Our first biodiesel refinery plant began operations in fiscal 2008 under immediate cash payment and delivery market and term contracts. Due to unattractive refining margins, capacity utilization was low and the revenue generated from biodiesel sales has thus far been insufficient to cover costs.

Selling prices (and profit margin) for biodiesel are largely affected by the price of crude oil and the price of feedstock oil. During recent years, crude oil prices have fluctuated significantly as has the price of feedstock oils. We are positioned to operate with a positive contribution margin when the spread between our feedstock oil (primary input cost) and oil prices (primary output value) are greater than our other variable costs. Greater contribution margin per tonne or greater number of tonnes produced drives our profitability.

Our financial performance relies on successfully arranging positive — margin sales contracts for biodiesel, crude Jatropha oil or Jatropha by-products. During each of the past two fiscal years we have been successful in arranging positive-margin sales for immediate cash payment and delivery (i.e. on the spot market) and we anticipate that there will be opportunities to do so in the coming fiscal years, although the timing and quantity of such sales is unpredictable and there is no assurance that we will achieve this objective.

With our long-term off-take agreement with Valero, we expect to improve capacity utilization and profitability as the refining margins under our long-term contract are more attractive than traditional immediate cash payment and delivery market contracts. The significant base production expected from the Valero off-take agreement should enable us to avoid costly shut-down procedures experienced in the past and allow us to be more responsive to short term pricing movements in the immediate cash payment and delivery market. In order to start selling product to Valero, the use of palm oil and Jatropha oil as biodiesel feedstock must meet certain EPA requirements under the RFS2. We expect the approval of palm-based and Jatropha-based biodiesel, but there is no assurance that approval of either feedstock will be achieved. See “Item 3.D — Key Information — Risk Factors — Risks Related to Our Business — If we do not meet certain EPA requirements under Renewable Fuels Standard 2, fuels produced from palm oil may not be able to generate retroactive Renewable Identification Numbers, or RINs, which are commercially necessary to supply biodiesel produced from palm oil into the United States, which would limit our market opportunity and jeopardize our near term financial viability” and “— If Jatropha oil is not approved as a feedstock under Renewable Fuels Standard 2, biodiesel produced from Jatropha oil will not generate RINs, which will significantly limit our market opportunity and could have a significant adverse effect on our business, financial performance and financial condition.”

The production of biodiesel from vegetable oil feedstock (e.g. palm and Jatropha) results in the generation of glycerin and a limited quantity of fatty acids. We can sell these products into the immediate cash payment and delivery market without further processing, although the price varies unpredictably depending on market conditions at the time. Our production complex in Malaysia is capable of further refining the glycerin into a pharmaceutical-grade glycerin. We expect to undertake this further refinement of glycerin if the value of the higher-grade glycerin (which is also subject to significant price volatility) is sufficiently greater than the incremental cost to undertake the enhancement process.

Our cost of goods sold is primarily affected by the cost of feedstock oil and other refining inputs such as light fuel oil and methanol. The principal feedstock for our refinery has historically been palm oil. The price of palm oil can vary as a result of a variety of factors, including weather, market demand and general economic conditions. As our Jatropha plantation operation matures, we will shift the mix of feedstock from palm oil to Jatropha oil, and we expect to reduce our costs of feedstock from their current levels.

Upstream Feedstock Business

Our feedstock business generates other revenue from the recognition of fair value revenue of Jatropha sapling biological assets in the initial years of the business, and sales revenue of Jatropha oil and Jatropha seed cake (which is used as an input for organic fertilizer) in subsequent years. Although our Jatropha feedstock contract farming operations are still in the development stage (i.e. not yet producing quantities of Jatropha crude oil that allow us to continually run our biodiesel refineries) we are striving to expand our future revenue potential by taking steps to increase the supply of Jatropha seeds from existing acreage under contract, by coordinating the planting of additional Jatropha saplings and by contracting for the expansion of our acreage under contract.

We currently generate other revenue in the feedstock business solely by growing and then selling Jatropha saplings from our nurseries to contract farmers. Please note the discussion on revenue recognition principles discussed in - “Critical Accounting Policies”. The sale of saplings to a contract farmer is a one time upfront event for us and therefore sapling sales to our contracted farmers does not constitute recurring income, except to the extent that we are able to expand our acreage under contract.

Our contract farming arrangements, whereby we sell Jatropha saplings to farmers who plant and maintain them, include agreements with these farmers to buy back all the seeds from the farmers once the planted saplings have matured into trees and begin to bear fruit. We are the exclusive supplier of Jatropha saplings to our contract farmers. As saplings take approximately three years to begin providing fruits, continue to mature for an additional three to five years and then continue to bear fruit for approximately 30 years thereafter, it will be several years before we will be in a position to generate significant cash flows from seed cake sales.

We sell the Jatropha saplings to farmers on credit, securing the receivables of the farmers against our future purchase of oil seeds produced by these saplings. In order to accelerate the recovery of such receivables, we have established relationships with a number of Indian banks that are willing to fund the farmers associated with us. These loans are required to be processed and approved by small rural branches, which require extensive documentation and a physical inspection of the fields. This process has taken more time than expected and we continue to work with the banks and farmers to improve the receipt of cash. Mission has no obligation to pay the banks that made loans to its contract farmers if those contract farmers default on their loans.

We expect to continue to increase the number of farmers under contract because they are attracted by the ability to grow Jatropha where most other crops cannot successfully grow, the guaranteed market for the product, the lack of any capital outlay by them and the provision of necessary technical support by us.

The quantity of seed cake (husk and meal left over from the crude oil extraction process) by-product from our Jatropha-seed oil-extraction process is insignificant at this stage due to the low quantity of Jatropha seeds available from our plantations, which are in an early stage of development. As a result, we have had minimal Jatropha seed cake revenue to date. In the future we expect that for each three tonnes of Jatropha seeds, we will generate two tonnes of Jatropha seed cake that can be sold as an input to organic fertilizer, and that this will become a material source of revenue and cash flow.

Windfarm Business

Mission NewEnergy’s two wind mills began generating electricity in February 2008 in India. By June 30, 2011, the two wind mills had generated and delivered 6,082,344  kwh of total electricity. The electricity is supplied to the Maharashtra State Electricity Distribution Company Limited under a power purchase agreement that expires in 2021.

We are in the process of exploring the disposition of our two wind turbines and do not currently expect to make further investments in or realize material financial contributions from this line of business. If the turbines are sold, we do not expect that it would have a material financial impact on our balance sheet or cash flow, given the partial impairment in the valuation of these assets recognized during fiscal 2010 and 2011.

Seasonality

Jatropha sapling fair value income is recognized at the beginning of the planting season in India, which generally runs from late June to the end of October. Therefore, income from the recognition of the fair value of Jatropha saplings is minimal during other periods of the year. An outline of the yearly cycle for our Jatropha business is presented below:

Year 1
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
	Procure seeds		Grow saplings in Mission’s nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
Business operational activity
Seeds are purchased from the general market (note that these seeds have traditionally been collected by local farmers from Jatropha plants growing in the wild).

Mission field staff sign a 30 year Contract Farming Agreement with prospective contract farmers.

Seeds are sown in nurseries. These seeds germinate and grow rapidly into saplings over a period of around three months.

During this time in the nursery, local labor is employed to tend to the growing saplings and water and fertilizer is applied.

Around mid-July the rain starts in India (locally called the monsoons). Saplings are then uprooted and transported to our contract farmers to be re-planted in the required wet conditions.

Thus Mission is selling its biological assets to the contract farmers, which we term “on-sold”.

A Delivery Cum Demand Note (“DCDN”) is signed by the contract farmer accepting the delivery of the saplings. It is the farmer’s responsibility to plant and tend to the saplings in his own fields.

Mission staff provide agronomy advice to contract farmers on matters such as;

  •  Pruning

  •  Weeding

  •  Fertilizer
      application

Mission staff starts communications with farmers and banks to initiate the bank loan process.

Year 1
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
	Procure seeds		Grow saplings in Mission’s nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
Biological asset and other income assessment	Not applicable as the definition of a biological asset is not met.
The saplings take around three months to grow to a stage where they are robust enough to be uprooted and transported to contract farmers.

When the sapling is deemed robust enough to survive uprooting and transportation to contract farmers, the recognition and measurement criteria of a biological asset are deemed to be met, and hence Mission recognizes a biological asset, with the associated contra journal entry crediting other income.

Due to the fact that Mission has uprooted and transferred ownership and responsibility of the saplings to the contract farmers, the biological assets are derecognized upon delivery to the contract farmer.
Not applicable as Mission does not have the biological asset under its control.

Due to the relatively short growth period of the biological asset until uprooting and distribution to farmers (around three months) and the fact that the material growth in value occurs within one reporting period, Mission recognizes the value of the biological asset once, i.e. the fair value does not increase systematically over a number of reporting periods, and hence multiple tranches of fair value revenue are booked to account.

Year 1
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
	Procure seeds		Grow saplings in Mission’s nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
Revenue recognition assessment	Not applicable as no biological asset or sales made.		The contra entry related to the recognition of the biological asset is recognized in other income when the biological asset is recognized.
Mission does not recognize revenue when the saplings are delivered to the farmer.

This is because other income from the change in fair value of the biological asset has already been recognized and the further recognition of revenue when the sapling is delivered to the contract farmer would result in revenue being recognized twice in regard to the same sapling, which would not be showing the true and fair position of the financial transactions associated with the growing and ultimate sale of the saplings. Hence we derecognize the biological asset and recognize a receivable on delivery of the sapling to the contract farmer.
Not applicable.

Receivables	Not applicable during this period as no deliveries of saplings has occurred to the contract farmers.		Not applicable during this period as no deliveries of saplings has occurred to the contract farmers.
A receivable is recognized at the point in time when the saplings are delivered to the contract farmer. The DCDN signed by the farmer confirms acceptance by the farmer for the saplings delivered, the price per sapling, and that the amount is due and payable to the company on companies demand.

Receivable remains in existence until paid in cash or offset through the future buy back of seeds from the farmer.

Please refer to the discussion below on the business activities from year 2 – 30 for information on the recoverability of the receivable.

Year 1
	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
	Procure seeds		Grow saplings in Mission’s nurseries				Delivery/sale of saplings to contract farmers				Provide agronomy support to contract farmers and initiate bank loan process
Cost of sales	Not applicable because seeds purchased are recognized in inventory and held on balance sheet until distributed to the nurseries for growing saplings or to the crushing unit for oil extraction.
Costs incurred in growing the saplings include;

  •  cost of seeds issued to the
     nursery; and

  •  water, labor and fertilizer.

All such costs are expensed to the profit and loss and shown as cost of sales. There are no elements of cost of sale expenses held on balance sheet to be expensed at a later point in time.
							Costs incurred in transporting the saplings to the contract farmers are expensed to the profit and loss as cost of sales.				Not applicable.

Event	Years 2 – 5	Years 6 – 30
Business operational activities	Continued monitoring, agronomy support and assisting farmers to get bank loans.	Continued monitoring, agronomy support, assisting farmers to get bank loans and purchase seeds. Seeds will be crushed to produce Jatropha crude oil and Jatropha seedcake.

Condition of sapling/tree	Sapling grows steadily into a fruit/seed producing tree. Minimal seeds produced during these initial years.	Mature tree delivers fruit/seeds.

Mission purchases seeds from the farmer.	Mission buys whatever seeds are delivered to our warehouses, but volume expected to be low.	Mission buys seeds from farmers.

Mission can offset the purchase value payable to the contract farmers against any outstanding receivables (if any).
If the receivable is still outstanding, Mission has the right to offset any amounts payable for the purchase of seeds against any outstanding receivable.

If a portion of the saplings/trees owned and managed were to die, Mission can still recover the full value of the receivable through the offset against purchase of seeds.

If the receivable is still outstanding, Mission has the right to offset any amounts payable for the purchase of seeds against any outstanding receivable.

If a portion of the saplings/trees owned and managed were to die, Mission can still recover the full value of the receivable through the offset against purchase of seeds.

Event	Years 2 – 5	Years 6 – 30
Mission assists the contract farmer in applying for the bank loans and will act as a collection agent for the bank.
If no bank loan has been applied for or granted the Mission team assist the contract farmer in arranging bank finance. A portion of the proceeds of the bank loan to the contract farmer is utilized to pay Mission for the outstanding receivable.

Under this bank loan process, the lending bank is paid directly by us with the proceeds from our purchase of the farmer’s seeds and the remaining proceeds are paid to the farmer. Mission has no obligation to pay the banks that made loans to its contract farmers if those contract farmers default on their loans.

When Mission buys seeds from the farmer, the value of the seeds procured will be recognized as inventory, along with a corresponding payable to the bank (to the value owing by the farmer to the bank) with any remaining value recognized as a payable to the farmer. Mission will then pay the bank and the farmer the value of the payable outstanding. For example, Mission buys $300 worth of seeds from the farmer, which is recognized as inventory. Assuming the farmer owes the bank $100, a payable of $100 will be recognized to the bank, with the remaining $200 recognized as a payable to the farmer.
Bank loan activities may continue for a number of years.

Impairment of receivables
Mission assesses the recoverability of the receivable based on an estimate of mortality of the saplings, as mortalities will affect seed yield, and hence reduce Mission’s ability to recover the receivable.

The Board assesses the recoverability of the receivable based on an estimate of mortality of the saplings, as mortalities will affect seed yield, and hence reduce Mission’s, ability to recover the receivable.

Revenue recognition	Nil.
The Jatropha crude oil can be sold directly to the market and revenue is recognized when the oil is sold.

The seedcake produced can also be sold directly to the market and revenue is recognized when the seedcake is sold.

Revenue growth

Our Jatropha feedstock plantations have not yet matured and we have therefore not yet achieved vertical integration or realized the economic benefits of our Jatropha plantations. While our Jatropha feedstock cultivations are maturing we are seeking to generate revenue from the immediate cash payment and delivery market for biodiesel contracts that utilize our existing refinery capacity. Our ability to significantly increase revenue from current levels and become profitable depends upon the following:

•	increasing quantities of Jatropha oil and seed cake from our plantation operations;

•	meeting certain EPA requirements for palm-based and Jatropha-based biodiesel under the RFS2 in the United States, resulting in an ability to commence sales under the Valero agreement;

•	execution of new offtake agreements;

•	improvement in the underlying economics for the immediate cash payment and delivery market for biodiesel production (i.e. a positive spread between feedstock oil and mineral oil);

•	our ability to generate revenue from immediate cash payment and delivery market contracts that utilize our existing refinery capacity prior to maturation of our Jatropha cultivations; and

•	increasing global mandates and subsidies for biodiesel.

Many of these events are outside our control. There can be no assurance as to if or when any of these events will occur.

 Critical Accounting Policies

Our discussion and analysis of our operating and financial performance and prospects are based upon our consolidated financial statements. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. We re-evaluate our estimates on an on-going basis. Our estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are more fully described in Note 3  to our audited consolidated financial statements included elsewhere in this annual  report. However, critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements are set forth below.

Sale of goods

We recognize revenue from the sale of goods when reasonable certainty exists that such revenues will be realized and the risks and rewards of ownership have been transferred. In the case of biodiesel sales the transfer of risks and rewards of ownership under Free on Board and Cost Insurance Freight sales contracts occurs when the biodiesel passes the ships flange, i.e. when it is pumped onto the ship directly from our refinery.

Change in fair value of Biological assets

We recognize revenue in our feedstock segment in two primary phases. The first phase recognizes the change in fair value of the Jatropha saplings where we grow saplings from seeds in our own self managed nurseries. The saplings meet the definition of biological assets under International Accounting Standard (IAS) 41 Agriculture and hence the change in fair value of these biological assets is recognized in other income. The seeds germinate into saplings over a period of three to four months into a condition that can be sold to the contract farmers and the fair value of the biological assets (and hence other income) is recognized at this point in time. These saplings are sold to contract farmers (at principally the same value as the fair value) who are responsible for tending to the saplings until they mature into seed producing trees. We do not recognize revenue again when the sapling is sold to the farmer because this would result in revenue being recognized twice. When the biological assets are sold and delivered to the contract farmer, management control and the risks and rewards beneficial to the ownership of the saplings are lost and, as a result, the saplings are derecognized as biological assets at this point in time.

The second phase where we recognize revenue results from sale of Jatropha crude oil and the by-product, seedcake. This occurs after we buy the seeds from these contract farmers and crush the seeds into Jatropha crude oil with seedcake being the by-product. We then recognize revenue from the sale of the Jatropha crude oil or seedcake in line with the sale of goods policy above.

Impairment of assets

We assess impairment of assets by evaluating conditions that may lead to impairment of particular assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. We have based a number of assumptions and estimates on an independent review commissioned to determine the life span, yield of fruit, yield of oil and key operating costs of the Jatropha Curcas feedstock operations.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of “value in use” (being the net present value of expected future cash flows of the relevant cash generating unit) and “fair value less costs to sell.”

In determining value in use, future cash flows are based on:

•	forecast future production and sales levels;

•
sales forecasts are based on current contracted volumes in accordance with the Valero off-take agreement and an assumption that these volumes will be rolled forward, plus an estimate of sales volumes resulting directly from biodiesel mandates in Malaysia; and

•	forecast future commodity prices.

Value in use is calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the material portion of the assets having anticipated lives of 20 years, with a discount rate for each cash generating unit (e.g., refinery operations, Jatropha operations and windfarm operations) was estimated based on our weighted average cost of capital, adapted for the regions in which the cash generating unit operates.

There is a risk of the actual outcomes being different from those forecast due to changes in economic, market and agricultural conditions and/or assumption regarding events, which may result in the carrying value of biodiesel plants exceeding the recoverable amount.

During fiscal 2010, we announced the completion of our new 250,000 tonnes per annum transesterification plant, adjacent to the 100,000 tonnes per annum plant in Kuantan Port, Malaysia. Both plants are on full operational standby to produce biodiesel as and when required. In addition, the construction of a distillation column within the plant property is underway which will allow the refineries to meet different specifications of biodiesel, as required by various customers.

As of December 31, 2009, the value of the refinery assets were carried at their depreciated cost (A$66.9 million) because the forecast profits to be generated by the refineries exceeded their carrying value. This assessment was based on a number of assumptions including forecast oil yields, commodity prices, and volumes. In addition, management considered the absence of orders to date under our 5-year Valero offtake sales contract signed in December 2009.

During the second half of fiscal 2010, the United States introduced its revised RFS2. RFS2 introduced a requirement for vegetable oil feedstocks, such as soy, rape seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that palm and Jatropha will meet these requirements is in progress. Palm oil and Jatropha oil are not presently, and in the future may not be, approved under RFS2. In addition, a key subsidy, called the Biodiesel Blending Tax Credit (being US$1 per gallon), lapsed on December 31, 2009. In December 2010, the subsidy was retroactively reinstated and extended through 2011.

In addition, in July 2010 the European Union introduced, with effect from December 5, 2010, the Renewable Energy Directive, which requires palm-based biodiesel to be based on new sustainability criteria. This will require the use of certified palm oil. Our production facilities have been registered and are compliant with the Renewable Energy Directive, although the majority of our suppliers of the palm oil feedstock that is used in our production facilities have not yet been certified under the Renewable Energy Directive, which would affect our ability to sell palm-based biodiesel to the European Union.

Despite our efforts to address RFS2 compliance and the Renewable Energy Directive compliance and despite the reinstatement of the Biodiesel Blending Tax Credit, we are required, under International Financial Reporting Standards, to assess the refineries ability to generate revenue based on existing conditions. At the time of assessment, the recent legislative developments and our lack of other contracts or evidence that would indicate profitable sales, forced us to provide for an impairment of the refining assets in fiscal 2010 until the legislative hurdles are cleared or alternative sales contracts are secured. Additional impairment of assets was made in the 2011 financial year relating to asset expenditure additions incurred in the year. This accounting write-off is not indicative that the refinery assets cannot produce biodiesel under the required specifications.

A reversal of the impairment value (up to depreciated cost) of our refinery assets would occur if and when the following occurred:

•	palm oil and Jatropha are approved as a feedstock source for biodiesel to be produced for the United States;

•	we are able to produce palm-based biodiesel complying with the Renewable Energy Directive at a price that would be profitable to us; or

•	further sales contracts are secured in markets outside of the United States and Europe.

Credit risk of receivables in feedstock business

The carrying value of receivables is reviewed for impairment and expected timing of receipt at each reporting date. The carrying value of our receivables (after providing for impairment and discounting) as at June 30, 2011 was A$0.7 million.

In assessing such recoverability, the following factors are taken into account:

•	actual recovery of receivables to date; and

•
anticipated timing of future receipts, based on anticipated loan disbursal rates from the banks to the farmers that enable the farmer to repay the receivable to Mission NewEnergy; estimates of expected yields of oil seeds from the Jatropha Curcas saplings; and estimated mortality of Jatropha Curcas saplings.

During fiscal 2011 we achieved continuing collection of receivables from our contracted farmers, primarily as a result of our role in facilitating discussions between some of our farmers with financial institutions in India in relation to the provision of finance to the farmers for their purchase of Jatropha saplings and to repay receivables owed by the farmers to us.

In fiscal 2010 we introduced a proprietary GPS mapping and agronomy management system into a significant portion of our Jatropha fields and reviewed the existence, condition, maturity and stem girth of the Jatropha saplings. The results indicated that approximately 50% of the plantation acreage were performing to target. While we have increased agronomy training for underperforming farmers, given the results of our review in relation to sapling mortality, we have revised our assessment of recoverability of receivables from the sale of saplings and increased the provision for impairment to A$17 million as at June 30, 2011. The table below demonstrates the gross carrying value of receivables at each financial year end, the provision for impairment, discounting and the allocation between current and noncurrent receivables. At June 30, 2008 Mission had signed memorandums of understanding with a number of banks in India and the management’s view was that receivables would be collected via the farmer bank loan process within the forthcoming year. By June 2009, the practical issues around the bank’s inability to process a large number of small value loans to the farmers became evident, and hence a reallocation of receivables to noncurrent was made. This re-allocation reflected the view that despite the slow take up of bank loans by farmers, Mission would still be able to recover the loans through the purchase of seeds from the farmer and the associated offset against the outstanding receivable. In addition the provision for doubtful debts was increased to reflect the estimate of plant mortality at that point in time. The provision was then re-assessed again at June 30, 2010 and at June 30, 2011 to take into account amendments to the USA renewable fuel standard, which requires Jatropha-based biodiesel to be approved by the EPA. The Board was unable to provide sufficient audit evidence at June 30, 2011 to substantiate the recoverability of these receivables and thus the Board took the decision to fully provide for the non current receivables at June 30, 2011.

	As of and for the year ended
	June 30, 2011 A$ in millions	June 30, 2010 A$ in millions	June 30, 2009 A$ in millions
Gross carrying value of the sapling sale receivable	20.9	23.4	24.9
Provision for impairment	(17.6)	(18.6)	(8.9)
Discount on non-current portion of receivable	(2.6)	(2.8)	(3.2)
Net carrying value of receivables	0.7	2.0	12.8
Current	0.7	2.0	1.3
Non-current	-	—	11.5
Total Carrying value	0.7	2.0	12.8

Amounts collected in the Jatropha operations are presented below:

	As of and for the year ended
	June 30, 2011 A$ in millions	June 30, 2010 A$ in millions	June 30, 2009 A$ in millions
Cash collected	0.7	1.9	0.6

Comparison of Results of Operations

Fiscal 2011 compared with fiscal 2010

Revenue. Revenue increased by A$0.4 million (3%) from A$16.5 million in fiscal 2010 to A$16.9 million in fiscal 2011 principally as a result of an increase in other revenue (increased A$ 0.8 million from A$ 2.0 million in 2010 to A$2.9 million in 2011). On the other hand, revenue from the refining segment reduced marginally (reduced A$ 0.04 million from A$13.9 million in 2010 to A$13.5 million in 2011). Our refinery operated for approximately three months in fiscal 2011 and approximately three months in 2010. We operated at lower than full capacity (12% in 2011 and 14% in 2010. This lower capacity utilization was due to lower than expected demand as a result of the negative margin spread which existed between the potential sales price of biodiesel and the input costs to produce the biodiesel or more simply, the cost of producing biodiesel was more expensive than the price the market was prepared to pay for the biodiesel. The change in margin spread is as a direct comparison between the market price of crude palm oil as the key input for biodiesel and the price of ULSD which is closely linked to the price of crude oil. We expect that our revenue will increase from our refining operations if and when margins between the sales price and input costs are profitable, and other income in our feedstock operations if and when we sell more saplings and generate revenue from Jatropha crude oil sales.

Of the total sales revenue in fiscal 2011, the refinery business generated revenue of A$13.5 million (96%), with other operations (including wind farm) generating A$0.5 million (4%).

Of the other income in fiscal 2011, the fair value revenue from biological assets in the feedstock business generated revenue of A$0.8 million (28%), with sundry income (including interest) generating A$ 2.1 million (72%).

Our production capacity for Plant I is 8,333 tonnes per month or 274 tonnes per day. We run the plant to meet scheduled sales orders, which may result in a utilization rate of less than 100% for a given month.

	Fiscal 2010	Fiscal 2011
Plant I	– Plant fully commissioned twelve months	– Plant fully commissioned twelve months
	– Plant operated three months	– Plant operated three months
	– Yearly capacity utilization of 13%	– Yearly capacity utilization of 12%
Plant II	– Not commissioned	– In the process of being handed over
	– No capacity utilization	– No capacity utilization

Our operating margins are primarily dependent on the relationship between the price of crude palm oil as our feedstock for the month of production and the price of mineral diesel, or the end market price for our refined product. Both the feedstock and refined product are commodities with highly volatile prices.

Cost of sales. Cost of biodiesel decreased from A$ 13.6 million in fiscal 2010 (98% of sales revenue) to A$13.4 million in fiscal 20110 (99% of sales revenue).

Cost of growing our biological assets reduced from A$1.5 million in fiscal 2010 to A$0.6 million in fiscal 2011, attributed to efficiencies in operations and the timing of expenditures in 2011.

Expenses. Total expenses decreased by A$74.5 million (75%) from A$99.2 million in fiscal 2010 to A$24.6 million in fiscal 2011 principally due to a non-cash impairment of property plant and equipment of A$73.1 million in fiscal 2010 compared to A$3.5 in fiscal 2011.

Additional movements in expenses include:

•
Employee benefits expenses.   Employee benefit expenses increased A$2.2 million (42%) from A$5.3 million in fiscal 2010 to A$7.5 million in fiscal 2011 principally due to an increase in non-cash expenses related to equity based payments to employees.

•
Impairment of trade receivables.   Impairment of trade receivables decreased A$7.2 million (79%) from A$9.2 million in fiscal 2010 to A$1.9 million in fiscal 2011. The reduction reflects the lower value of sales of Jatropha saplings in fiscal 2011 financial year. The impairment is driven by amendments to the USA renewable fuel standard, which requires Jatropha-based biodiesel to be approved, and thus the Board was unable to provide sufficient audit evidence at June 30, 2010 and June 30, 2011 to substantiate the recoverability of these receivables. Thus the Board has taken the decision to fully provide for the non-current receivables at June 30, 2010 and June 30, 2011.

•
Depreciation and amortization.   Depreciation and amortization decreased approximately A$1.6 million (73.0%) from A$2.2 million in fiscal 2010 year to A$0.6 million in fiscal 2011, primarily due to the impairment of the Group's refinery assets in 2010.

•	Finance costs. Finance costs of A$5.3 million for the 2011 fiscal year are in line with the 2010 fiscal year.

Income tax.   Income tax expense decreased from A$29,000 in fiscal 2010 to A$1,000 in fiscal 2011.

(Loss) for the year.   As a result of the foregoing, our loss before income tax decreased from A$97.8 million in fiscal 2010 to A$21.7 million in fiscal 2011.

Fiscal 2010 compared with fiscal 2009

Revenue. Revenue decreased A$38.7 million (70%) from A$55.2 million in fiscal 2009 to A$16.5 million in fiscal 2010 principally as a result of a lower volume in sales from the refining segment (reduced A$29 million from A$42.9 million in 2009 to A$13.9 million in 2010) and reduced other income primarily from fair value revenue of Jatropha Curcas saplings in the feedstock segment (reduced A$7.7 million from A$9.4 million in 2009 to A$1.7 million in 2010). Our refinery operated for approximately three months in fiscal 2010 and approximately 7 months in 2009. We operated at lower than full capacity (13% in 2010 and 32% in 2009), and hence generated less revenue in 2010 than 2009. This lower capacity utilization was due to lower than expected demand as a result of the negative margin spread which existed between the potential sales price of biodiesel and the input costs to produce the biodiesel or more simply, the cost of producing biodiesel was more expensive than the price the market was prepared to pay for the biodiesel. The sales made in 2010 were pursuant to a contract signed in early 2009 when margins were positive. The change in margin spread is as a direct comparison between the market price of crude palm oil as the key input for biodiesel and the price of ULSD which is closely linked to the price of crude oil.. In addition, fiscal 2010 was a year of consolidation in the feedstock business, with minimal new sapling planting undertaken, resulting in other income in the feedstock business decreasing from fiscal 2009. We expect that our revenue will increase from our refining operations if and when margins between the sales price and input costs are profitable, and other income in our feedstock operations if and when we sell more saplings and generate revenue from Jatropha crude oil sales.

Of the total sales revenue in fiscal 2010, the refinery business generated revenue of A$13.9 million (97%), with other operations (including wind farm) generating A$0.5 million (3%).

Of the other income in fiscal 2010, the fair value revenue from biological assets in the feedstock business generated revenue of A$1.7 million (80%), with sundry income (including interest) generating A$0.4 million (20%).

Our production capacity for Plant I is 8,333 tonnes per month or 274 tonnes per day. We run the plant to meet scheduled sales orders, which may result in a utilization rate of less than 100% for a given month.

	Fiscal 2009	Fiscal 2010
Plant I	– Plant fully commissioned twelve months	– Plant fully commissioned twelve months
	– Plant operated seven months	– Plant operated three months
	– Yearly capacity utilization of 32%	– Yearly capacity utilization of 13%

Plant II	– Not commissioned	– Not commissioned
	– No capacity utilization	– No capacity utilization

Our operating margins are primarily dependent on the relationship between the price of crude palm oil as our feedstock for the month of production and the price of mineral diesel, or the end market price for our refined product. Both the feedstock and refined product are commodities with highly volatile prices. During 2009, feedstock was more expensive than refined product 32.9% of the days. During 2010, our feedstock was more expensive than refined product 67.7% of the days.

Cost of sales. Cost of biodiesel decreased from A$44.1 million in fiscal 2009 (102% of sales revenue) to A$13.6 million in fiscal 2010 (93% of sales revenue), in line with the reduced level of sales revenue.

Cost of growing our biological assets reduced from A$1.6 million in fiscal 2009 to A$1.4 million in fiscal 2010, attributed to lower production volumes in 2009.

Expenses. Total expenses increased by A$66.4 million (202%) from A$32.8 million in fiscal 2009 to A$99.2 million in fiscal 2010 principally due to a non-cash impairment of property plant and equipment of A$73.1 million in fiscal 2010 compared to none in fiscal 2009.

Our Board reviews the carrying value of our refinery assets at each reporting date. During fiscal 2010, the United States introduced its Renewable Fuels Standard 2, which legislated a significant mandate for the use of biodiesel in the United States. This in itself is promising for the biofuels industry. However, this legislation also introduced a requirement for vegetable oil feedstocks such as soy, rape seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this time, the detailed analysis required to demonstrate that palm and Jatropha will meet these requirements is in progress. In addition, a key subsidy, called the Biodiesel blending credit (being US$1 per gallon), lapsed in December 2009. In December 2010, the subsidy was retroactively reinstated and extended through 2011.

In addition, the European Union will introduce, with effect in January 2011, legislation that requires all biodiesel to be based on new sustainability criteria (named the Renewable Energy Directive). Currently, there are limited suppliers of palm oil that meet these criteria. However, numerous producers of palm oil are in the process of getting their product certified to be in compliance with the European requirements. Our biodiesel refineries are already attested under the ISCC which has been recognized as an approved certification by the German Government.

Despite the significant efforts to address these legal requirements, we are required under the accounting standards to assess the refining cash generating unit’s ability to generate sufficient revenue based on existing conditions. The combination of these factors in the United States and Europe have compelled us to provide for an impairment of the refining assets until the legislative hurdles are cleared. This non-cash accounting write-off is in no way an indication that the plant cannot produce biodiesel under the required specifications.

We anticipate that the Malaysian Palm Oil Board who is in regular communication with the EPA international community will make it possible for the refining assets to be put to productive use in fiscal 2011, at which time the value of these refining assets can may be reinstated to their useful carrying value at that point in time.

Additional movements in expenses include:

•
Employee benefits expenses.   Employee benefit expenses increased A$200,000 (4%) from A$5.1 million in fiscal 2009 to A$5.3 million in fiscal 2010 principally due to an increase in non-cash expenses related to equity based payments to employees.

•
Impairment of trade receivables.   Impairment of trade receivables increased A$0.9 million (10%) from A$8.3 million in fiscal 2009 to A$9.2 million in fiscal 2010 due to revised assessments of receivables recoverability undertaken by Mission NewEnergy in December 2009 and June 2010. Given amendments to the USA renewable fuel standard, which requires Jatropha-based biodiesel to be approved, the Board was unable to provide sufficient audit evidence at 30 June 2010 to substantiate the recoverability of these receivables and thus the Board has taken the decision to fully provide for these receivables at 30 June 2010.

•
Depreciation and amortization.   Depreciation and amortization decreased approximately A$350,000 (16.5%) from A$2.5 million in fiscal 2009 year to A$2.1 million in fiscal 2010 due to changes in foreign currency exchange rates in relation to the Indian Rupee and Malaysian Ringgit compared to the Australian Dollar, our reporting currency.

•
Finance costs.   Finance costs decreased A$3.2 million (38%) from A$8.4 million in fiscal 2009 to A$5.2 million in fiscal 2010 principally due to the discounting of non-current receivables in fiscal 2009 that did not occur in fiscal 2010, as well as a reduction in interest payments on working capital facilities to zero in fiscal 2010.

Income tax. Income tax expense decreased from A$434,000 in fiscal 2009 to A$29,000 in fiscal 2010 principally due to higher deferred taxes in the feedstock business being recognized in fiscal 2009.

Profit/(loss) for the year. As a result of the foregoing, our loss before income tax increased from A$23.3 million in fiscal 2009 to A$97.8 million in fiscal 2010.

Effects of Currency Fluctuations

Our reporting currency is the Australian dollar. In accordance with IFRS, costs not denominated in Australian dollars are re-measured in Australian dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Australian dollar, Malaysian Ringgit, Indian Rupee and the U.S. dollar affect our results of operations. An increase in the value of a particular currency relative to the Australian dollar will reduce the Australian dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the Australian dollar will increase the Australian dollar reporting value for those transactions.

The effect of foreign currency translation is reflected in our financial statements in the statements of changes in shareholders’ equity and is reported as accumulated foreign currency translation reserve. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

B.	Liquidity and Capital Resources.

Overview

Our operations have been financed primarily from operating activities and the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2009.

	Year ended June 30
	2011	2010	2009
	(audited)

Net cash provided by (used in) operating activities	(15,089)	(6,902)	(10,891)
Net cash provided by (used in) investing activities	(4,094)	(6,405)	(14,396)
Net cash provided by (used in) financing activities	19,640	14,937	12,385
Effect of exchange rate changes on cash held in foreign currency	(1,851)	(722)	4,416
Net movement in cash and cash equivalents	(1,394)	908	(8,486)
Cash and cash equivalents at the beginning of the year	17,155	16,247	24,733
Cash and cash equivalents at the end of the year	15,761	17,155	16,247

Fiscal 2011 compared with fiscal 2010

Net cash used in operating activities in fiscal 2011 and 2010 consisted of losses incurred in operations.

Net cash used in investing activities related principally to purchases of property, plant and equipment for our refineries.

Net cash provided from financing activities was A$19.6 million in fiscal 2011. The money was raised through a public offering in 2011 of 2,785,000 ordinary shares at the price of US$9.00 dollar per share. The A$19.6 million raised is net of capital raising costs and repayment of borrowings during the year. In fiscal year 2010, capital raised consisted of A$7.8 million from the issuance of 50 million units (prior to the 50-1 share consolidation that was effected on April 4, 2011, with each comprising one ordinary share and one warrant to purchase one ordinary share) to Ir Lee Swee Eng and net proceeds of A$7.7 million from the issue of 30 million (prior to the 50-1 share consolidation) ordinary shares to various accredited investors in a private placement, less loan repayments in the amount of A$0.6 million.

Fiscal 2010 compared with fiscal 2009

Net cash used in operating activities in fiscal 2009 and 2010 consisted of losses incurred in operations.

Net cash used in investing activities related principally to purchases of property, plant and equipment for our refineries.

Net cash provided from financing activities was A$14.9 million in fiscal 2010, consisting of A$7.8 million from the issuance of 50 million units (prior to the 50-1 share consolidation that was effected on April 4, 2011, with each comprising one ordinary share and one warrant to purchase one ordinary share) to Ir Lee Swee Eng and net proceeds of A$7.7 million from the issue of 30 million (prior to the 50-1 share consolidation) ordinary shares to various accredited investors in a private placement, less loan repayments in the amount of A$0.6 million. In comparison, net cash provided from financing activities was A$12.4 million in fiscal 2009, including a private placement of 100 million units (each comprising one ordinary share and one warrant to purchase one ordinary share) that raised gross proceeds of A$16.0 million in fiscal 2009, less asset and working capital loan repayments of A$3.8 million

Impact on liquidity as a result of less than expected productive acres

Our 194,323 productive acres as compared to our estimate of 321,383 total cumulative acres planted will have an impact on liquidity in two areas. Firstly, the reduction is as a result of sapling mortality, and thus less than expected seeds will be purchased. To the extent that Mission has not been paid from bank loans received by the farmer the reduction in seed collection will limit our ability to offset the receivable, thereby we are less likely to collect the receivable relating to the sale of the sapling. The impact of this factor has been taken into account in assessing the recoverability of receivables and an appropriate impairment provision has been made. Secondly, due to the lower than expected productive acreage, we would expect lower quantities of seeds available for procurement from the contract farmers. The result of lower volumes of seeds would negatively impact Mission’s profitability and therefore negatively impact retained earnings and liquidity. The carrying value of receivables as at June 30, 2011 is A$0.7 million. We expect that the full value of these receivables will be funded through bank loans to farmers.

Credit terms for receivables

Historically, the receipt of payment for sales to biodiesel customers was required on the date the ship was loaded with biodiesel. Credit risk was managed through the use of letters of credit. However market conditions dictate that future sales to customers may be made on credit terms of up to 60 days, depending on our assessment of customers’ creditworthiness, and we may have to maintain ownership of products during transit to customers which could extend our cash collection cycle well beyond our historical experience and increase our need for working capital.

For sales of Jatropha saplings to contract farmers, the receivable arises and is recorded as of the date of delivery of the saplings, with credit risk mitigated by our right to offset the receivable for each farmer against amounts we may owe that farmer for future purchases of seeds. Our current assessment is that we cannot begin to collect a material fraction of receivables from sapling sales prior to the third harvest season following planting unless farmers elect to take bank loans and apply the proceeds to satisfy their obligations to pay for saplings. Our limited experience to date is that the majority of farmers approached to partake in the scheme apply for the loans and are successful. We are working closely with banks and farmers through our field personnel to improve the take up of these loans.

Convertible Notes

We issued 50,000,000 convertible notes at a price of A$1.30 per note in May 2007. During the 2011 fiscal year, the majority of these notes (75.33%) were restructured into Series 2 Convertible Notes with an extension of the maturity date from May 2012 to May 2014. Holders may convert all or part of the notes at any time until maturity (May 16, 2014) at a conversion price of A$65.00 per note. At the date of this annual report we have settled the liability relating to the remaining Series 1 Convertible Note holder. Each remaining Series 2 note is convertible into four ordinary shares (subject to adjustment for customary events, such as share consolidation). The notes bear interest at a rate of 4.0% per annum and interest is payable semi-annually. Mission NewEnergy may convert some or all of the notes at any time if the daily volume weighted average price of Mission NewEnergy’s ordinary shares on the Australian Securities Exchange, or ASX, for a period of 90 consecutive days is 1.5 times the face value of the notes.

The remaining series 2 notes totaling 704,789 convertible notes can be convertible into an aggregate of 2,819,156 ordinary shares at a conversion price of A$16.25 per share.

We are subject to negative covenants under the convertible note deed poll that may impact our ability to undertake additional debt or equity financing. Without noteholders' consent in each instance, we cannot incur total indebtedness in excess of 2.5 times our net worth nor can we issue more than 25% of our share capital in options or convertible notes. We believe that these are the only two covenants reasonably likely to impact our ability to undertake additional financing. We confirm that we are in compliance with these covenants.

Bank facility

We do not currently have any bank credit facility but are in discussions with financial institutions and expect to enter into a working capital facility during the last quarter of calendar 2011 or early 2012.

Secured loans

As of June 30, 2011, we had loans of A$ 2.6 million that relate to our windmill in India and our office in Kuala Lumpur, Malaysia. The loan for the windmill is secured over an office in Mumbai, India. These loans are recourse only to the assets securing the loans.

As of June 30, 2010, we had secured loans of A$ 3.7 million that relate to our wind mill in India and our offices in Mumbai, India and Kuala Lumpur, Malaysia. These loans are recourse only to the assets securing the loans.

Other material commitments

Our only material capital expenditures commitment relates to our second biodiesel refinery. In 2007, we entered into an engineering, procurement, construction and commissioning contract, or the EPCC Contract, with KNM Process Systems Sdn Bhd, or KNM.

We are in discussions with KNM to finalize the transfer of the second biodiesel refinery to us. We cannot be certain when such discussions will be finalized. We have secured all approvals and licenses required to operate the second biodiesel refinery. When the transfer of the second biodiesel refinery to us has been completed, we would owe KNM approximately 30.5 million Ringgit (A$9.5 million), before any late delivery fees and other costs incurred by us on behalf of KNM that may be offset against the outstanding payments. We believe that we can fund the outstanding payments from cash on hand and cash flow from operations.

In addition to the transfer of the second biodiesel refinery, a new process capable of producing different “cuts” of biodiesel is being incorporated into our refinery operations. We have commenced construction of this new process, which is a stand-alone unit which will serve both of our refineries and should enable us to become one of the few biodiesel producers in the South East Asian region who can meet the Cold Soak Filter Test requirements under the revised ASTM D6751:2009 biodiesel specification. When the installation of this new process is completed we will owe a final payment of approximately A$0.03 million.

Warrants

Over the past three fiscal years, we issued a total of 150 million units (each comprising one ordinary share and one warrant to purchase one ordinary share at an exercise price of A$15.00 per share). The expiration date is five years from the date of issuance. If at any time on or after April 15, 2012 the preceding 20-trading day volume weighted average price of our ordinary shares on the ASX is at least A$50.00, then Mission NewEnergy may give written notice to each warrant holder that if such holder does not exercise its warrants within 15 days from the date of such notice, then the warrants would expire on the 15th day.

In addition, we have issued 731,492 warrants to placement advisers with a strike price of A$50.00 and A$60.00. At the date of this annual report, all these warrants have lapsed. We have also issued 70,000 warrants in accordance with the shareholder approved employee option plan to senior executives which lapsed on June 30, 2011.

C.	Research and Development, Patents and Licenses, etc.

Our research and development efforts are focused on development of Jatropha and its related products including the use of seed cake material We are no longer focused on production of lingo-cellulosic ethanol. These efforts are discussed in “Item 4.B - Information on the Company - Business Overview” Our R&D team comprises internal professional research experts. In addition to our internal capability, Mission NewEnergy has technical research collaborations with:

•	The Energy Resource Institute in India concerning the genetic improvement of Jatropha;

•	Center for Excellence, Tamilnadu Agriculture University in India concerning the development of planting material and efficient agronomic practices; and

•	Forest College & Research Institute in India concerning the development of Jatropha hybrids.

Much of the cash expenditure relating to our collaborative research efforts has been borne by our collaborative partners. Our expenditure on research and development was A$168,000 and A$154,000 in fiscal years 2011 and 2010, respectively. We did not have any research and development expenditure in fiscal 2008.

We are presently exploring the future viability of selling crude Jatropha oil as another means of revenue. While biodiesel refining remains our primary business, we are considering future sales of crude Jatropha oil should demand materialize at an attractive price.

The sale of our Jatropha seed cake at the moment is limited to sales as an input for organic fertilizer. We may in the future also explore the possibility of producing our own organic fertilizer to expand our revenue stream.

D.	Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenue, income, profitability, liquidity or capital resources or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off-Balance Sheet Arrangements.

Except for amounts due under the EPCC Contract (discussed above) and operating lease commitments disclosed in “Item 5.F — Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations,” we do not have any material off-balance sheet commitments or arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations and commitments as of June 30, 2011:

	Payments due by period
	Total A$’000	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Operating lease obligations	3,412	218	484	483	2,227
Secured loans	2,558	494	989	868	207
Convertible notes	60,812	15,000	45,812	—	—
Interest on convertible notes	6,097	2,432	3,665	—	—
Capital commitments	5,290	5,290	—	—	—
Total	78,169	23,434	50,950	1,351	2,434

Depending on specific market prices for Jatropha relative to our contracted price, we have a contractual obligation to buy back all seeds from our contract farmers delivered to Mission’s warehouse. At this point in time it is not possible to reasonably estimate what this value could be.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information of our directors and executive officers as of the date of this annual report. The directors have served in their respective capacities since their election or appointment and will serve until the next annual general shareholders meeting or until a successor is duly elected.

Name	Age	Position
Dario Amara	56	Chairman
Nathan Mahalingam	54	Chief Executive Officer and Director
Guy Burnett	43	Chief Financial Officer, Director and Company Secretary
Datuk Zain Yusuf	72	Director
Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor	61	Director
Arun Bhatnagar	67	Director
Peter Torre	39	Director
James Garton	35	Head of Corporate Finance/Mergers and Acquisitions
Samsudeen Ganny Kalaiselvan Somasundaram	52 60	Vice President of Refining (joined on July 1, 2011) Vice President of Refining (resigned on July 1, 2011)
Nadason Sinnasami	65	Chief Operating Officer Feedstock Operations

Dario Amara. Mr. Amara has been Chairman and a Director of Mission NewEnergy since 2006. Mr. Amara is an engineer with extensive business experience gained over 30 years in the Australian and international markets and across the resources and infrastructure sectors. Prior to co-founding Emerson Stewart in 2005 and for over 16 years, he occupied senior executive roles with major construction and engineering groups. Mr. Amara successfully led GRD Minproc as managing director/chief executive and John Holland Asia as chief executive officer. Mr. Amara has a record of achievement in establishing, growing and rejuvenating businesses and strategic leadership. He is currently a non-executive director of Austal and non-executive chairman of Mission New Energy (both ASX listed). Mr. Amara has also served as chairman of the West Australian Opera Company and the Art Gallery of Western Australia, and as a board member of the Perth International Arts Festival. He is a Fellow of the Institution of Engineers Australia.

Nathan Mahalingam. Mr. Mahalingam has been Chief Executive Officer (formerly having the title of Managing Director) and a Director of Mission NewEnergy since 2005. He has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous startup manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia’s largest privatised port and transhipment facility. Mr. Mahalingam has gained extensive project advisory, corporate finance, mergers and acquisitions experience while running his own boutique corporate advisory practice between 2000 and 2004.

Guy Burnett. Mr. Burnett has been Chief Financial Officer (formerly having the title of Finance Director) since 2008, a Director since 2009 and Company Secretary of Mission NewEnergy since September 2010. He is a Chartered Accountant and has worked as a financial professional in several large corporations. Prior to joining Mission NewEnergy, Mr. Burnett was Manager, Corporate Accounting & Tax with Western Power (an electricity networks corporation owned by the Western Australian government) from 2006 to 2008 and, before that, worked as a financial accountant for Water Corporation from 2004 to 2005 and served as a Manager with KPMG from 2005 to 2006 where he assisted clients with implementing International Financial Reporting Standards.

Datuk Zain Yusuf. Datuk Zain has been a non-executive Director of Mission NewEnergy since 2006. Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. Datuk Zain is currently a director of Faber Group Bhd, and chairman of Malacca Securities Sdn Bhd.

Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor (Tan Sri Anwar). Tan Sri Anwar has been a non-executive Director of Mission NewEnergy since 2009. Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office, the Chief of Defence Force, commanding a strength of nearly 100,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements.  His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers, Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom. Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of ‘Tan Sri’, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D’Honneur from France and the Command of the Legion of Merit from the U.S. Amongst the varied positions he holds in the corporate sector, Tan Sri Anwar also chairs the board of the Armed Forces Fund Board (LTAT), a multi-billion dollar fund with investments in banking, plantations, petrol retail and hotels, and is a Director of South East Asia Advisory
Board to Rolls Royce PLC.

Arun Bhatnagar. Mr. Bhatnagar, who has been a non-executive Director of Mission NewEnergy since 2009. Mr Bhatnagar first joined the Company as Chairman of our Indian subsidiary, Mission Biofuels India Pvt Ltd in June 2008. He was the Secretary of the National Advisory Council, a body tasked with the implementation of the National Common Minimum Program and to provide inputs in the formation of policy and support to the government in its legislative business. During his long tenure with the government since 1966, Mr Bhatnagar has served as head or in senior positions in various ministries, amongst others the Ministries of Rural Development, Energy, Irrigation and Personnel. He also served as Minister (Economics) in the Indian High Commission in UK.

Peter Torre. Mr. Torre has been a non-executive Director of Mission NewEnergy since September 2010. He was previously joint company secretary of Mission NewEnergy from May 2008 to September 2010. Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner and Chairman of the National Corporate Services Committee of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over nine years. Mr. Torre is the company secretary of several ASX-listed companies, a director of Neo Resources Limited and Mineral Commodities Limited and is one of the founding Directors of the charity organisation, “A Better Life Foundation WA”. Mr Torre was also formerly a Director of Carbine Resources Limited and CI Resources Limited. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

James Garton. Mr. Garton has been Head of Corporate Finance and Mergers and Acquisitions since 2008. He has over 10 years experience in corporate finance, working in investment banking. Mr. Garton joined Mission NewEnergy from the U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to joining FBR Capital Markets, he worked in corporate finance and equity capital markets with the Australian firm BBY Limited. Before BBY, Mr. Garton worked in private equity with the Australian advisory firm Investment Capital Limited. Mr. Garton has a Masters of Applied Finance from Macquarie University, Sydney, and a Bachelor of Science in Economics and a Bachelor of Business Administration in Finance from Texas A&M University.

Kalaiselvan Somasundaram. Prior to his resignation from Mission NewEnergy in July 2011, Mr. Somasundaram had been Vice President (formerly having the title of director) of refining since 2009. He has over 30 years manufacturing experience, having worked for the Malaysian operations of MEMC from March 1981 to November 2001, Philips from November 2007 to April 2009 and Silterra from March 2003 to March 2007. Mr. Somasundaram commenced his career in process engineering, before moving to manufacturing, project management, facilities, plant engineering, automation and general management. Mr. Somasundaram has a Bachelor of Chemical Engineering, from the Indian Institute of Technology, India and a Masters of Business Administration from Oklahoma City University, United States.

Samsudeen Ganny. Mr Ganny joined as Mission as Vice President of Refining in July 2011.His working career spans over a period of 27 years involving engineering, project and business in the palm oil industry. He started as an engineer in the oil mill before moving to an oleochemical sector as a Senior engineer with a Japanese multinational corporation manufacturing fatty alcohols, methylester & glycerine responsible for the construction, commissioning and operations. He then joined Golden Hope Plantations Berhad (now Sime Darby Berhad) a conglomerate in the palm oil industry as a manager in its Engineering Division before rising to the position of chief engineer for its downstream businesses responsible for both the business and technical aspect of refining operations ( Malaysia, Vietnam & Holland), wood/furniture manufacturing, fruit juice processing, rubber/pvc boots manufacturing ( United Kingdom), vitamin E extraction and Methylester Sulphonates (MES, China) both locally and overseas. He was heading the technical and business due diligence team working with international consultants in the acquisition of a carve-out business of an olechemical giant Cognis, Germany. Prior to joining Mission, he was the general manager for an oleochemical plant manufacturing biodiesel & glycerine responsible for establishing the business and managing the operations. He designed the first the integrated plant first in the country comprising of biodiesel plant, oil mill and biogas plant. He holds a Bachelor of Engineering, Hons (Agricultural) from University of Agriculture, Malaysia (UPM), and is a Professional Engineer registered member of Institute of Engineers, Malaysia (IEM) and Board of Engineers, Malaysia(BEM).

Nadason Sinnasami. Mr. Sinnasami has been Chief Operating Officer of our Feedstock Operations since September 2010. Mr. Sinnasami is an agricultural graduate from the Tamil Nadu Agriculture University in India and completed a Masters of Science in Soil Chemistry and Plant Nutrition at the University Of Newcastle Upon Tyne, England. He commenced his career as an Agronomist with the Agriculture Research and Advisory Bureau in Kuala Lumpur, Malaysia from 1975 to 1980, and was later with the Federal Land with Development Authority (one of the largest producers of crude palm oil in Malaysia) from 1981 to 2006, where he was an senior agronomist and from 2000 served as Regional General Manager responsible for managing 40,000 hectares of palm in West Malaysia and Sarawak. He has published articles discussing oil palm agronomy and carried out environment and soil feasibility studies for Oil palm, Cocoa and Jatropha production in Malaysia, Indonesia, India, Burma, West Africa and South America. Mr. Sinnasami is a member of The International Society of Oil Palm Agronomists, the Malaysian Incorporated Society of Planters and the Malaysian Society of Soil Science.

Family Relationships

There are no family relationships between any directors or executive officers of Mission NewEnergy.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others pursuant to which any of our officers or directors was selected as an officer or director of Mission NewEnergy. However, in connection with the issuance of 1,000,000 units (post consolidation) (each comprising one ordinary share and one warrant to purchase one ordinary share) to Ir Lee Swee for approximately US$7.2 million in 2009, Ir Lee Swee Eng is entitled to appoint one director. He has not yet appointed a director to Mission NewEnergy. Ir Lee Swee Eng is the founder and Managing Director of KNM Group Bhd, the parent company of KNM Process Systems Sdn Bhd, which was the EPCC contractor for our second refinery.

B.	Compensation.

In fiscal 2011, the aggregate remuneration we paid and that accrued to our directors and senior management was A$4.7million.

	Short Term			Share Based	Post employment		Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	Salary	Other	Non-cash Benefits	Options and performance shares	Superannuation Contribution (1)	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000%		%
Dario Amara	100	—	—	—	9	109	—	—
Nathan Mahalingam	340	—	—	1,324	4	1,668	79%	—
Guy Burnett	257	—	—	1,347	23	1,627	83%	83%
Datuk Zain Yusuf	75	—	—	—	1	76	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	—	—	—	1	51	—	—
Arun Bhatnagar	50	—	15	—	—	65	—	—
James Garton	311	—	—	572	23	906	63%	63%
Kalaiselvan Somasundaram	76	—	—	2	9	87	—	—
Mr. Peter Torre	38				3	41
Mr. Sinnasami Nadason (Group Plantation Advisor)	62	—	—	—	—	62
	1,359	—	15	3,245	73	4,692

The remuneration and benefits paid to our directors and executive officers during fiscal 2010, on an individual basis, are set out in the table below.

	Short Term			Share Based	Post employment		Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	Salary	Other	Non-cash Benefits	Options and performance shares	Superannuation Contribution (1)	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000%		%
Dario Amara	100	—	—	—	9	109	—	—
Nathan Mahalingam	344	—	—	—	4	348	—	—
Guy Burnett	240	—	—	403	22	665	61%	61%
Datuk Zain Yusuf	75	—	—	—	1	76	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	—	—	—	1	51	—	—
Arun Bhatnagar	50	—	10	—	—	60	—	—
James Garton	240	—	—	803	22	1,065	75%	75%
Kalaiselvan Somasundaram	87	—	—	14	—	101	14%	14%
	1,186	—	10	1,220	59	2,475

(1)	Superannuation is a mandatory retirement plan for employees in Australia.

Share Based Compensation Plans

We have two employee performance and recognition plans pursuant to which our senior executives are granted rights and options to receive our ordinary shares. These two plans are a share option scheme and a performance rights scheme. Our Employee Option Plan allows us to grant options to purchase our ordinary shares to our executive directors and employees. At our annual general meeting in November 2008, our shareholders approved the establishment of a new performance rights scheme, the Executive Performance Rights Plan. A performance right is the right to receive an ordinary share for no issue price, provided certain performance and vesting conditions are satisfied.

In November 2008, shareholders approved the Executive Performance Rights Plan. Subsequently the Board approved the allotment and issuance of a total of 20.75 million performance rights and 3.5 million options to our senior executives. The performance rights were issued in three tranches with the details of the performance criteria discussed below.

In addition to the formal share based compensation plans for employees, Mission also from time to time engages external parties as consultants or to provide other services, Advisory board members or others and may use share based awards as a component of the compensation for work provided.

Performance Rights

Each performance right gives the holder the right to subscribe for a free ordinary share. To obtain the ordinary share attached to each performance right, the holder must convert the performance right. The amount payable upon conversion is nil. A holder may convert some or all of the performance rights held following satisfaction of the relevant vesting conditions. The ordinary shares allotted to a holder upon conversion will rank pari passu in all respects with other ordinary shares. The performance rights are non-transferable (except in limited circumstances).

The conversion of performance rights into ordinary shares is conditional upon the satisfaction of certain time based and performance hurdles.

The time based rights are granted as set out below:

Tranche Number	Date of Issue	Number of Performance Rights (1)	Vesting Date
1	June 2009	559,999	December 31, 2009
1	June 2009	559,999	June 30, 2010
1	June 2009	560,002	December 31, 2010
2	March 2010	5,000,00	July 1, 2010
2	March 2010	5,000,00	January 1, 2011
2	March 2010	5,000,00	July 1, 2011
3	October 2010	206,668	December 31, 2010
3	October 2010	206,668	June 30, 2011
3	October 2010	206,668	December 31, 2011
Total		17,300,004

(1)	Prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

The time based rights will vest only if the executive is still employed as an executive on the applicable vesting date, unless there are special reasons for him ceasing to be employed such as illness, injury, disability, redundancy, retirement and other circumstances that may be approved by our Board. The time based rights do not expire.

The performance based rights are dependant on group performance and are granted as set out below:

Tranche Number	Number of Performance Rights (1)	Vesting Date	Group Performance Criteria
1	840,000	June 30, 2010	Positive group operating cash flow
1	840,000	June 30, 2011	Earnings per share of A$0.06
1	840,000	June 30, 2012	Earnings per share of A$0.15
3	310,000	June 30, 2011	Earnings per share of A$0.06
3	310,000	June 30, 2012	Earnings per share of A$0.15
3	310,000	June 30, 2013	Earnings per share of A$0.15
Total	3,450,000

(1)	Prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

Performance based rights will vest only upon achievement of the performance targets set by our Board. The June 30, 2010 Tranche 1 performance rights, did not vest because we did not have positive operating cash flow for fiscal 2010 and accordingly these performance rights have lapsed. Tranche 2 will vest on June 30, 2011 if our consolidated earnings per share for fiscal 2011 is at least A$0.06 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011) and Tranche 3 will vest on June 30, 2012 if our consolidated earnings per share for fiscal 2012 is at least A$0.15 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011). Once vested, performance based rights do not expire.

Options

Each option gives the holder the right to subscribe for one ordinary share. The holder may exercise the option prior to its expiration on the second anniversary of the date on which it was issued. The exercise price for each option is A$0.17 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011) and the options held by each holder may be exercised in whole or in part. The ordinary shares allotted to a holder upon exercise of the options will rank pari passu in all respects with other ordinary shares. The options are transferable at the option of the holder and are not subject to any vesting conditions.

Retirement Benefits

All employees employed by Mission NewEnergy and its subsidiaries belong to appropriate retirement schemes for each jurisdiction in which it operates. All such employee retirement schemes are defined contribution schemes and thus no amounts are required to be set aside by us to meet any future retirement benefit obligations.

C.	Board Practices.

Role of the Board of Directors

The Board of Mission is responsible for setting the Company’s strategic direction and providing effective governance over Mission’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board's key responsibilities are to:

•	chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;

•	keep updated about the Group’s business and financial status;

•	provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;

•
appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Managing Director/Group Chief Executive Officer, the Company Secretary and the Finance Director/Chief Financial Officer;

•	exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities; and

•	ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission's activities, and that appropriate directors are selected and appointed as required.

The Group has a formal process to educate new directors about the nature of the business, current issues, the corporate strategy, the culture and values of the Group, and the expectations of the Group concerning performance of the directors. In addition directors are also educated regarding meeting arrangements and director interaction with each other, senior executives and other stakeholders. Directors also have the opportunity to visit Group facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skill and knowledge.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Mission's Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Managing Director/Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently is comprised of seven directors, of which five are independent non–executive directors. Details of each director’s skills, expertise and background are contained within the directors’ report included with the company’s annual financial statements. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential director’s skill to ensure they have appropriate industry expertise in the Group’s operating segments.

Independence, in this context, is defined to mean a non–executive director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the directors ability to act in the best interests of Mission. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose. During the year, Mr Peter Torre joined the Board after resigning as Company Secretary, which he fulfilled as an independent external contractor. Hence he is deemed to meet the definition of being an Independent Non-Executive Director from his date of appointment to the Board.

A director cannot hold the position of both Chairman and Managing Director/Group Chief Executive Officer.

Mission's non–executive directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election. A Director appointed by the directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for re–election at that meeting.

Under Mission's Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Board Diversity

The Board does not have a formal diversity policy; however since its incorporation given its cross-jurisdictional operations in Australia, Malaysia and India, a diversity practice is naturally in place.

Board and management effectiveness

Responsibility for the overall direction and management of Mission, its corporate governance and the internal workings of Mission rests with the Board, notwithstanding the delegation of certain functions to the Managing Director/Group Chief Executive Officer and management generally (such delegation effected at all times in accordance with Mission’s Constitution and its corporate governance policies). The Board has access, at the company’s expense, to take independent professional advice after consultation with the Chairman.

An evaluation procedure in relation to the Board, individual directors and Company executives was completed during the year. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual director was required to self assess his performance and discuss the results with the Chairman. Individual directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things). A similar process for review of committees was undertaken during the 2010 and 2011 financial year. To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Managing Director/Group Chief Executive Officer and other executives. This process involves a formal interview and questionnaire format with results disclosed to the Board.

Internal control, risk management and financial reporting

The Board has overall responsibility for Mission's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognized, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Management Committee (see the Audit and Risk Management Committee). The Board regularly receives information about the financial position and performance of Mission. For annual and half-yearly accounts released publicly, the Managing Director/Group Chief Executive Officer and the Finance Director/Chief Financial Officer sign-off to the Board:

•
the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and

•
that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In addition, management has reported to the Board on the effectiveness of the Company’s management of its material business risks.

Internal audit

During the year, the Board employed a permanent internal auditor, who reports directly to the Audit and Risk Committee. The Audit and Risk Committee reviews all material internal audit items and provides guidance where appropriate or required.

Our risk management policy is included in the Corporate Governance section of the Company’s website.

Committees of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

•	the Audit and Risk Management Committee; and

•	the Remuneration and Nomination Committee.

Each committee has a charter, that sets out its purpose and responsibilities. The committees are described further below.

The names of the members of the two committees are set out in the directors’ report contained within the Company’s annual financial statements.

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

•	Mission's financial reporting, internal control structure and risk management systems’;

•	the internal and external audit functions; and

•	Mission's compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management committee has specific responsibilities in relation to Missions' financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

The Audit and Risk Management Committee comprises five independent non–executive directors that have diverse and complementary backgrounds. The Chairman of the Audit and Risk Management Committee must be an independent non–executive director.

Messrs. Datuk Zain Yusuf (Chairman), Amara, Bhatnagar, Torre and Tan Sri Anwar are members of the Audit and Risk Management Committee. All five members of the Audit and Risk Management Committee satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Exchange Act.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of directors and the compensation of the Company's executives and directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

•	ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new directors to the Board; and

•
establish transparent and coherent remuneration policies and practices, which will enable Mission to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee comprises five independent non–executive directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive director.

Messrs. Amara (Chairman), Datuk Zain Yusuf, Torre, Bhatnagar and Tan Sri Anwar are members of the Remuneration and Nomination Committee.

We have a remuneration policy that sets out the terms and conditions for the Managing Director and other senior executives.

Mission Advisory Board

Mission has established an International Advisory Board comprising independent consultants to assist the company with public, government, corporate, military and other relationships. The members are:

Doug Pearson

Major General Doug Pearson is currently Chairman of Mission New Energy’s Advisory Board. General Pearson has completed a distinguished 34 year Air Force career, serving as a combat pilot, test pilot, and commander in various important roles. Immediately prior to retiring in 2005, as the Air Force Flight Test Center Commander at Edwards air force base, his responsibilities included managing an annual operating budget of $1.1 billion dollars, and leading a highly skilled military, civilian, and contractor work force of approximately 18,000 people to accomplish the Air Force's most important ground and flight test activities. General Pearson held various positions with Lockheed Martin Corporation from 2005 until retiring in 2011 when serving as Vice President for the F-35 Test and Verification and was responsible for integrated government and industry F-35 flight test planning, training, and execution. General Pearson graduated from Texas A&M with a degree in Aerospace Engineering. He is a graduate of the Industrial College of the Armed Forces, Defense Systems Management College, Test Pilot School, Fighter Weapons Instructor School (Air Force Top Gun), and completed many other military and civilian post graduate education and training courses. He has received numerous military decorations during combat and peacetime.

Roger Frizzell

Roger Frizzell is currently the Vice President and Chief Communications Officer for American Airlines (AA) overseeing the Corporate Communications function, community citizenship and AA’s publishing business. He was recently named as one of the 100 most important inhouse communicators in the world by the Holmes Report. Mr. Frizzell is also a recipient of the Distinguished Alumni Award at the University of Oklahoma’s Gaylord College and inducted to the National Wrestling Hall of Fame.

Brian Tippens

Brian Tippens currently leads Hewlett Packard’s (HP) Procurement Sustainability & Innovation organization. In this role, Mr. Tippens manages and sets the strategic direction for a global program, which works to ensure that minority-owned and other under-represented businesses have an opportunity to become HP suppliers or service providers. He also oversees strategic supplier development and sustainability across HP’s multi-billion dollar global indirect and professional services supply chain. Mr. Tippens holds a Bachelor of Science from the University of San Francisco, and a Juris Doctor from the University of the Pacific, McGeorge School of Law.

Patrick O’Brien

Patrick O’Brien is a retired senior US Department of Agriculture Director (USDA) and Presidential Commission economist. At the USDA/ERS, Mr. O'Brien headed up the work of approximately 800 staff, half of which held advanced degrees. Upon retiring from the USDA as chief economist, Mr. O'Brien worked for the national office of the American Farm Bureau, where he helped state Farm Bureau offices deal with alternative energy issues ranging from national policy to funding for local programs. This job also required him to interact with Congressional Staff in both the House and the Senate. He retired from the Farm Bureau role in June 2010.

Disclosure policy

Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognises its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and coordinating disclosure of that information where required by the ASX Listing Rules.

The Policy also identifies authorized company spokespersons and the processes Mission has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Mission will ensure that all relevant information concerning the Company is placed on its website.

Code of Conduct

The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and directors’ conduct themselves and Mission’s business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and directors of Mission.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission's commitment to ensuring awareness of the insider trading laws, and that employees and directors’ comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission's securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

Ownership of Options and Performance rights

The following table sets forth certain information regarding ownership of the Company’s options and performance rights by the officers and directors as of June 30, 2011.

	Balance 1/7/2009	Expired	New issue	Balance 1/7/2010	Balance after consolidation at 50:11	Lapsed	Balance 30/6/2011	Vested
Directors

Guy Burnett2	-	-	1,750,000	1,750,000	35,000	(35,000)	-	-

Executive

James Garton3	1,750,000	-	-	1,750,000	35,000	(35,000)	-	-
TOTAL	1,750,000	-	1,750,000	3,500,00	70,000	(70,000)	-	-

1	Shareholders approved a share consolidation of 50:1 on March 23, 2011.

2
Grant date was October 19, 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on June 30, 2011. Prices adjusted to reflect the impact of the share consolidation.

3
Grant date was June 25, 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on June 30, 2011. Prices adjusted to reflect the impact of the share consolidation.

Performance rights

	Balance 30/6/2009		New issue		Exercised	Lapsed	Balance 30/6/2010	New Issue		Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance 30/06/2011	Vested and unexercised at 30/06/2011
Director

Nathan Mahalingam	-		-		-	-	-	5,000,000	4	(3,333,332)	-	1,666,668	33,334	-	33,334	-

Guy Burnett	-		1,500,000	5	(200,000)	(300,000)	1,000,000	5,000,000	6	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-

Executives																-

James Garton	1,500,000	7	5,000,000	8	(200,000)	(300,000)	6,000,000			(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-

Senior employees collectively	1,200,000	9	-		(119,999)	(293,334)	786,667	1,550,000	10	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	3,333

Total	2,700,000		6,500,000		(519,999)	(893,334)	7,786,667	11,550,000		(11,346,662)	(50,000)	7,940,005	158,810	(25,733)	133,077	3,333

4	Grant date was July 6, 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011 for service.

5	Grant date was October 19, 2009, share price on grant date was $14.25, fair value at grant date was $10.69.

6	Grant date was July 6, 2010, share price and fair value on grant date was $13.25.The performance rights vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011for service.

7
Grant date was June 25, 2009, share price on grant date was $9.25 and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at December 31, 2009, June 30, 2010 and December 31, 2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by June 30, 2010, EPS of A$3.00 by June 30, 2011, and EPS of A$7.5 by June 30, 2012. The rights associated with the company performance criteria at June 30, 2010 and June 30, 2011 were not met, and hence the rights lapsed.

8
Grant date was March 30, 2010, share price on grant date was $17.25, fair value at grant date was $12.94.The performance shares vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011 for service.

9
Grant date was June 25, 2009, share price on grant date was $9.25 and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at December 31, 2009, June 30, 2010 and December 31, 2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by June 30, 2010, EPS of A$3.00 by June 30, 2011, and EPS of A$7.5 by June 30, 2012. The rights associated with the company performance criteria at June 30, 2010 and June 30, 2011 were not met, and hence the rights lapsed.

10
Grant date was September 28, 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at December 31, 2010, June 30, 2011 and December 31, 2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by June 30, 2011, EPS of A$7.50 by June 30, 2012 and EPS of A$7.50 by June 30, 2013.

D.	Employees.

As of June 30, 2011, we had approximately 466 employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia	India
Finance, legal and other administrative functions	1	2	14	24
Engineering, operations, R&D and information systems	0	0	51	374

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2009	-	3	83	472
2010	-	3	57	367
2011	1	2	65	398

Employee numbers do fluctuate from time to time due to the use of temporary employees during the planting and harvesting seasons in India. During the planting and harvesting season in India in fiscal 2011, we employed an average of approximately 40 temporary employees per month. We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Our employees are not represented by labor unions or covered by a collective bargaining agreement.

In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

We typically enter into a standard confidentiality and non-competition agreement with our management and research and development personnel. Each of these contracts includes a covenant that prohibits the relevant personnel from engaging in any activities that compete with our business during his or her employment with us and for two years after their employment with us.

Insurance

We have insurance policies covering all normal aspects of our business inline with industry practices.

We believe that our overall insurance coverage is consistent with the market practice or the jurisdiction of operation. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Risk Factors — Risks Related to Our Business and Our Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We also maintain appropriate Directors and Officers Liability Insurance.

E.	Share Ownership.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 8,634,036 as of November 28, 2011 by:

•	each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Principle Shareholders (1)	Number of Shares	Percentage
McDermott Industries Ltd (2)	2,000,000	20.76%
South Ferry #2 LP, its General Partners Abraham Wolfson and Aaron Wolfson, and its Portfolio Manager Morris Wolfson (3)	999,508	10.94%
Steven L. Way International LLC(5)	791,823	9.17%
Houston International Insurance Group(6)	846,410	9.80%
Directors and Executive Officers:
Nathan Mahalingam (4)	612,956	7.1%
James Garton	112,051	1.30%
Guy Burnett	112,001	1.30%
Dario Amara	2,000	*
Kalaiselvan Somasundaram	2,400	*
Datuk Zain Yusuf	—	—
Arun Bhatnagar	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	—	—
Peter Torre	—	—
Nadason Sinnasami	—	—
All directors and executive officers as a group (10 persons)	841,408	9.75%

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Mission NewEnergy.

(1)
Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is Mission NewEnergy Limited,  Unit 4, 97 Hector Street West, Osborne Park, Western Australia 6017, Australia.

(2)
McDermott Industries Ltd holds all of their shares as trustee for Lee Swee Eng. Address is Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands. Includes 1,000,000 warrants exercisable within the next 60 days.

(3)	Address of c/o One State Street Plaza, 29 th Floor, New York, New York 1004. Includes 503,450 warrants exercisable within the next 60 days.

(4)
Address of Unit 725, 7 th Floor Block A, Kelana Centre Point No 3, Jalan Ss 7/19 47301, Pataling Jaya Selangor, Singapore. Includes 492,957 shares held by Mission Equities Sdn Bhd., a company in which Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, has a 34% pecuniary interest in and is considered a beneficial owner of the shares held by Mission Equities Sdn Bhd.

(5)
Address of 7941 Katy Freeway, #529, Houston, Texas, 77024. Includes (i) 777,021 shares owned of record by Stephen L. Way International, LLC and (ii) 14,802 shares owned by Stephen L. Way, principal of this entity. Information is based on a Schedule 13G filed with the SEC on May 2, 2011.

(6)	Address of 800 Gessner, Suite 600, Houston, Texas, 77024. Includes 846,410 shares of common stock. Information is based on a Schedule 13G filed with the SEC on May 2, 2011.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more shareholder, as the case may be.

Unless otherwise indicated, to our knowledge, each shareholder possesses sole voting and investment power over the ordinary shares listed, subject to community property laws where applicable. None of our shareholders has different voting rights from other shareholders after the closing of this offer.

The numbers of ordinary shares and options shown in the above table and discussed below give effect to the 50-1 share consolidation that was effected on April 4, 2011.

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:

•	McDermott Industries Ltd became a substantial shareholder in fiscal 2010 and as at November 28, 2011 has a shareholding of 11.6% (excluding dilutive effect of warrants);

•
South Ferry #2 LP, its General Partners Abraham Wolfson and Aaron Wolfson, and its Portfolio Manager Morris Wolfson increased from 0% as at June 30, 2007 to 10.94% (excluding dilutive effect of warrants) as at November 28, 2011;

•	Mission Equities Sdn Bhd decreased from 27.08% at June 30, 2007 to 5.7% as at November 28, 2011.

As of November 30, 2011, we had fourteen holders of record in the United States with a combined holding of 2,492,944 shares, representing 28.9% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions.

Other than as disclosed below, from July 1, 2007 through to June 30, 2011, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence.  Refer to note 31 of the financial statements included at the end of this report for details of any related party transactions.

Loans

From time to time, we have made loans to or received loans from our wholly owned subsidiaries, including Mission Biotechnologies Sdn Bhd, Mission Biofuels Sdn Bhd and Mission Agro Energy Limited. Loans are repaid regularly and are given on interest free terms.

Refer to note 31 of the financial statements included at the end of this report for details of intercompany loans at June 30, 2011 and June 30, 2010 respectively.

Management rights with subsidiaries

During fiscal 2011, Mission NewEnergy received management fees from both Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company, in the amount of A$656 ,000, and Mission Biofuels Sdn Bhd, a 100% owned subsidiary company, in the amount of A$984,000. These transactions were on commercial terms and conditions no more favourable than those available to other parties.

From time to time, we have been involved in transactions with wholly owned and controlled subsidiaries. Such transactions between related parties are on commercial terms and conditions no more favourable than those available to other parties.

Ir Lee Swee Eng

Ir Lee Swee Eng, a Malaysian citizen, is the founding member and the Group Managing Director of KNM, a public company listed on the Main Board of the Bursa Securities Malaysia Berhad. KNM is Mission’s equipment, procurement, construction and commissioning contractor in respect of the Company’s second biodiesel refinery in Malaysia.

On November 17, 2009, Mission issued 1,000,000 units comprising ordinary shares and warrants to Ir Lee Swee Eng. Consideration per share was US$7.25 and the warrants have an exercise price of A$15.00 per share. As part of the placement of units, Ir Lee Swee Eng is able to appoint one executive director to the Board as well as an alternate director.

The expiration date for the warrants is April 28, 2014. If all warrants are exercised, an additional A$15 million will be raised. If at any time on or after April 15, 2012 the immediately preceding 20 trading day volume weighted average price of Mission’s shares is at least A$1.00 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011), Mission may give written notice to Ir Lee Swee Eng that if he does not exercise his warrants within 15 days from the date of such notice, then the warrants would expire on that 15 th day.

The rights attaching to the shares issued to Ir Lee Swee Eng are the same as those attaching to the Company’s currently issued shares.

McDermott  Industries Ltd, which holds all of their shares as trustee for Ir Lee Swee Eng, could hold up to 30.24% of Mission if all of Ir Lee Swee Eng’s warrants were exercised.

Ir Lee Swee Eng was not paid any compensation or granted any benefits in kind (including contingent or deferred compensation accrued for the year) by Mission for the fiscal year ended June 30, 2011.

During the last 3 years from the date of this annual report, KNM has been paid a total of 91.5 million Malaysian Ringgit (US$28.2 million) pursuant to its equipment, procurement, construction and commissioning contractor with Mission in respect of the Company’s second biodiesel refinery in Malaysia.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information.

Our consolidated financial statements are set out in Item 18 of this annual report.

Legal Proceedings

Other than disclosed below, we are not involved in any significant legal proceedings.

The company has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount not paid. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the Group has been assessed for income tax with a provisional assessment raised, despite losses incurred within this subsidiary. Management disputes this assessment and is in discussion with the relevant income tax authorities seeking clarity on the basis of the assessment. The parent entity is not aware of any other contingent liabilities or contingent assets as at June 30, 2011.

Dividend Distributions

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future. Our Board’s current intention is to reinvest any income in the continued development and operation of our business.

Except as permitted by the Corporations Act, under our Constitution dividends may only be paid out of our profits.

Payment of cash dividends, if any, in the future will be at the discretion of our Board or, if our directors do not exercise their power to issue dividends, our shareholders in a general meeting may exercise the powers.

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the Board may deem relevant.

B.	Significant Changes.

Except as disclosed elsewhere and below in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

As of the date of this report, the Board has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities.

Item 9. The Offer and Listing

A.	Offer and Listing Details.

The following tables present, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX (symbol: “MBT”) and the NASDAQ (symbol: MNEL) for the periods indicated. All prices for the ASX values are in Australian dollars and do not give effect to the 50-1 share consolidation that became effective on April 4, 2011. All prices for the NASDAQ are in US Dollars.

	NASDAQ		ASX
	High	High	High	Low
	US$	US$	A$	A$
Fiscal year ended
June 30, 2012
First Quarter	6.53	3.71	6.96	3.21
Second Quarter (through December 7, 2011)	4.16	2.58	4.13	3.00
June 30, 2011
First Quarter	-	-	0.29	0.19
Second Quarter	-	-	0.20	0.17
Third Quarter	-	-	0.24	0.17
Fourth Quarter	8.15	5.46	8.50	4.90
June 30, 2010
First Quarter	-	-	0.30	0.16
Second Quarter	-	-	0.51	0.24
Third Quarter	-	-	0.49	0.30
Fourth Quarter	-	-	0.35	0.22
June 30, 2009
First Quarter	-	-	0.81	0.50
Second Quarter	-	-	0.71	0.205
Third Quarter	-	-	0.33	0.195
Fourth Quarter	-	-	0.35	0.16
Month ended
June 2011	6.71	5.46	7.18	4.90
July 2011	6.53	5.80	6.96	4.66
August 2011	5.71	3.71	6.95	4.40
September 2011	4.45	3.76	4.75	3.21
October 2011	4.16	2.58	4.00	3.00
November 2011	3.95	3.01	4.13	3.10
December 2011 (through December 7, 2011)	3.02	2.99	3.15	3.06
Fiscal year ended June 30,
2011	8.15	5.46	8.50	0.17
2010	-	-	0.51	0.16
2009	-	-	0.81	0.16
2008	-	-	1.58	0.57
2007	-	-	1.78	0.95

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Our Constitution

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission, or ASIC. Our constituent document is a Constitution, which is similar in nature to the by-laws of a company incorporated under the laws of a U.S. state. Our Constitution does not provide for or prescribe any specific objectives or purposes of Mission NewEnergy. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. Our Constitution may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both inside and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete, nor to constitute a definitive statement of the rights and liabilities of our shareholders and is qualified in its entirety by reference to the Constitution, which is available on request.

Directors

Interested Directors

Except where permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

Unless a relevant exception applies, the Corporations Act requires directors of Mission NewEnergy to provide disclosure of certain interests and prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ Compensation

Our directors are paid remuneration for their services as directors, which is determined in a general meeting of shareholders. The aggregate, fixed sum for directors’ remuneration is to be divided among the directors in such proportion as the directors themselves agree, and in accordance with our Constitution. The fixed sum remuneration for directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. In addition, executive directors may be paid remuneration as employees of Mission NewEnergy.

Pursuant to our Constitution any director who devotes special attention to our business or who otherwise performs services which in the opinion of our Board are outside the scope of the ordinary duties of a director may be paid extra remuneration which is determined by the Board.

In addition to other remuneration provided in our Constitution, all directors are entitled to be paid by us for reasonable travel accommodation and other expenses incurred by the directors in attending company meetings, board meetings, committee meetings or while engaged on our business.

Additionally in accordance with our Constitution, a director may be paid a retirement benefit as determined by the Board subject to the limits set out in the Corporations Act and the ASX Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our Board. The Board has the power to raise or borrow money. The Board may also charge any of our property or business or any uncalled capital and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of directors

Pursuant to our Constitution, one third of directors other than the director who is the Chief Executive Officer, must retire from office at every annual general meeting. If the number of directors is not a multiple of three then the number nearest to but not less than one third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected.

Share Qualifications

Our Constitution provides that we may fix a share qualification for our directors in general meeting. However, there are currently no requirements for directors to own our shares in order to qualify as directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules, rights attaching to our shares are detailed in our Constitution. Our Constitution provides that any of our shares may be issued with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital, payment of calls or otherwise as the Board may determine from time to time. Except as provided by contract or by our Constitution to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, allot or otherwise dispose of the shares on the terms and conditions and for the consideration it deems fit. Currently our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

The Board may from time to time determine to pay dividends to shareholders. All unclaimed dividends may be invested or otherwise made use of by the Board for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting Rights

Under our Constitution, each shareholder has one vote determined by a show of hands at a meeting of the shareholders. On a poll vote each shareholder shall have one vote for each fully paid share and a fractional vote for each share which is not fully paid, such fraction being equivalent to the proportion of the amount which has been paid to such date on that share. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Right to Share in our Profits

Subject to the Corporations Act and pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. The Board may from time to time determine to pay dividends to the shareholders, however no dividend is payable except out of our profits. A declaration by the Board as to the amount of our profits is conclusive.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation. In certain circumstances, any division may be otherwise than in accordance with the legal rights of the contributories, and in particular, any class may be given preferential or special rights or may be excluded altogether or in part from participation in a surplus in the event of liquidation.

Redemption Provisions

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Sinking Fund Provisions

There are no sinking fund provisions in our Constitution in relation to ordinary shares.

Liability for Further Capital Calls

According to our Constitution, the Board may make any calls from time to time upon shareholders in respect of all monies unpaid on partly-paid shares, subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board. Calls may be made payable by instalment.

Provisions Discriminating Against Holders of a Substantial Number of Shares

There are no provisions under our Constitution discriminating against any existing or prospective holders of a substantial number of our shares.

Variation of Share Rights

Our Constitution provides that, unless otherwise provided by the terms of issue of the shares of such class, the rights attaching to any class of shares may, subject to the ASX Listing Rules, be varied with the consent in writing of members with at least 75% of the votes in the class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of such class. These conditions are not more significant than that required by the Corporations Act.

General Meetings of Shareholders

General meetings of shareholders may be called by the Board. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, shareholders with at least 5% of the votes which may be cast at a general meeting may call and arrange to hold a general meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Twenty-eight days notice of the proposed meeting of our shareholders is required under the Corporations Act.

According to our Constitution, the chairman of the general meeting may refuse admission to or exclude from the meeting, any person who is in possession of a picture recording or sound recording device, in possession of a placard or banner, in possession of an object considered by the chairman to be dangerous, offensive or liable to cause disruption, any person who refuses to produce or permit examination of any object, any person who behaves or threatens to behave in a dangerous, offensive or destructive manner, or any person who is not a director or one of our auditors, one of our shareholders or a proxy, attorney or representative of one of our shareholders.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of shares in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth of Australia). Generally this Act applies to acquisitions or proposed acquisitions:

•
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company; and

•
by non-associated foreign persons which would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the Act, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a substantial shareholder to notify us and the Australian Securities Exchange once a 5% interest in our shares is obtained. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the Australian Securities Exchange of any increase or decrease of 1% or more in its holding of our shares. Such major shareholders are also required to file a notice with the SEC on Schedule 13D or Schedule 13G.

Issues of shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine. Our power to issue shares includes the power to issue bonus shares (for which no consideration is payable to Mission NewEnergy), preference shares and partly paid shares.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole, and does not materially prejudice our ability to pay creditors) or buy-back our shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as Mission NewEnergy, are regulated by, amongst other things, the Corporations Act which prohibits the acquisition of a relevant interest in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in the company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, and without limitation, a person will have a relevant interest in securities if they:

•	are the holder of the securities;

•	have power to exercise, or control the exercise of, a right to vote attached to the securities; or

•	have the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

If at a particular time a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;

•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or

•
has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;

•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;

•	when shareholders of the company approve the takeover by resolution passed at general meeting;

•
an acquisition by a person if, throughout the 6 months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3 percentage points higher than they had 6 months before the acquisition;

•	as a result of a rights issue;

•	as a result of dividend reinvestment schemes;

•	as a result of underwriting arrangements;

•	through operation of law;

•	an acquisition which arises through the acquisition of a relevant interest in another listed company;

•	arising from an auction of forfeited shares; or

•	arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offences. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeovers provisions provided in the Corporations Act.

Proportional Takeovers

Our Constitution indicates that where offers to purchase our shares have been made under a proportional takeover scheme, we are prohibited from registering, other than where a transfer is effected in accordance with the takeover provisions (if any) under the ASTC Settlement Rules, a transfer which would give effect to the contract resulting from the acceptance of such an offer unless and until a resolution to approve the proportional takeover scheme is approved at a meeting by the persons entitled to vote on such resolution. The offeror or an associate of the offeror is not entitled to vote on such resolution. A person, other than an offeror or associate of the offeror, who, as at the end of the day in which the first offer under the proportional takeover scheme was made, held shares in that class of shares, is entitled to one vote for each of the shares held in that class.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records including minutes of directors meetings, financial records and other documents are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

C.	Material Contracts.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4—Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls.

Under existing Australian legislation, the Reserve Bank of Australia does not prohibit the import and export of funds, and generally no governmental permission is required for us to move funds in and out of Australia. However, for the movement of funds to and from “tax havens,” as specified by current regulations, a tax clearance certificate must be obtained. The United States is not a declared tax haven. Accordingly, at the present time, remittances of any dividends, interest or other payments by us to non-resident holders of our securities in the United States are not restricted by exchange controls.

E.	Taxation.

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares. This discussion is based on the laws in force as at the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not describe U.S. federal estate and gift tax considerations, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than or in addition to the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

U.S. Federal Income Tax Considerations

In this section, we discuss material U.S. federal income tax considerations applicable to an investment in ordinary shares by a U.S. holder, as defined below, that will hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code. We do not discuss the tax consequences to any particular holder nor any tax considerations that may apply to holders subject to special tax rules, such as banks, insurance companies, individual retirement and other tax-deferred accounts, regulated investment companies, individuals who are former U.S. citizens or former long-term U.S. residents, dealers in securities or currencies, tax-exempt entities, persons subject to the alternative minimum tax, persons that hold ordinary shares as a position in a straddle or as part of a hedging, constructive sale or conversion transaction for U.S. federal income tax purposes, persons that have a functional currency other than the U.S. dollar, persons that own (directly, indirectly or constructively) 10% or more of our equity or persons that are not U.S. holders.

In this section, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

•
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person.

As used in this section, a “non-U.S. holder” is a beneficial owner of ordinary shares that is not a U.S. holder or an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of partnerships that will hold ordinary shares should consult their tax advisors.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Dividends

Subject to the passive foreign investment company rules, discussed below, U.S. holders will include as dividend income the U.S. dollar value of the gross amount of any distributions of cash or property (without deduction for any withholding tax), other than certain pro rata distributions of ordinary shares, with respect to ordinary shares to the extent the distributions are made from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of receipt. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits, as so determined, the excess will be treated first as a tax-free return of the U.S. holder’s tax basis in the ordinary shares and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, any distributions generally will be reported as dividend income for U.S. information reporting purposes. See “Backup Withholding Tax and Information Reporting” below. Dividends paid by us will not be eligible for the dividends-received deduction generally allowed to U.S. corporate shareholders.

For taxable years beginning before January 2013, subject to the passive foreign investment company rules, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for a preferential U.S. federal income tax rate (15%), subject to certain minimum holding period requirements and other limitations. A foreign corporation may be a “qualified foreign corporation” if (i) its ordinary shares are readily tradable on an established securities market in the United States; or (ii) it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Secretary of Treasury determines is satisfactory for this purpose and which includes an exchange of information program. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the United States and because our ordinary shares are listed on the NASDAQ. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

Includible distributions paid in Australian dollars, including any Australian withholding taxes, will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time. If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, the tax basis of the U.S. holder in those Australian dollars will be equal to their U.S dollar value on that date and, as a result, a U.S. holder generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, the U.S. holder will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to such U.S. holder and generally such gain or loss will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends received by a U.S. holder with respect to ordinary shares will be treated as foreign source income, which may be relevant in calculating the holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends will be categorized as “passive” or “general” income depending on a U.S. holder’s circumstance.

Subject to certain complex limitations, a U.S. holder generally will be entitled, at its option, to claim either a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld by us. If a U.S. holder elects to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld by us for a particular taxable year, the election will apply to all foreign taxes paid or accrued by or on behalf of the U.S. holder in the particular taxable year.

The availability of the foreign tax credit and the application of the limitations on its availability are fact specific. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations — Taxation of Dividends.”

Sale or Exchange of Ordinary Shares

Subject to the passive foreign investment company rules, discussed below, a U.S. holder generally will, for U.S. federal income tax purposes, recognize capital gain or loss on a sale, exchange or other disposition of ordinary shares equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in the ordinary shares. This gain or loss recognized on a sale, exchange or other disposition of ordinary shares will generally be long-term capital gain or loss if the U.S. holder has held the ordinary shares for more than one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations — Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company Considerations

The Code provides special, generally adverse, rules regarding certain distributions received by U.S. holders with respect to, and sales, exchanges and other dispositions, including pledges, of shares of stock of, a passive foreign investment company, or PFIC. A foreign corporation will be treated as a PFIC for any taxable year if at least 75% of its gross income for the taxable year is passive income or at least 50% of its gross assets during the taxable year, based on a quarterly average and generally by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2011. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended June 30, 2012. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•
the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013 if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which any of our non-United States subsidiaries is also a PFIC, a U.S. holder of ordinary shares during such year would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

Under recently enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you as a result of our status as a PFIC.

A U.S. holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a “qualified electing fund” election. The availability of this election with respect to our ordinary shares requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. holder owning marketable stock in a PFIC may make a mark-to-market election to elect out of the tax treatment discussed above. If a valid mark-to-market election for the ordinary shares is made, the electing U.S. holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of the holder’s taxable year over the adjusted basis in such ordinary shares. The U.S. holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the holder’s taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. holder’s income for prior taxable years. Amounts included in the U.S. holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. The tax basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. A mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on an applicable exchange or the Internal Revenue Service (“IRS”) consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ordinary shares are listed on the NASDAQ and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

U.S. holders are urged to contact their own tax advisors regarding the determination of whether we are a PFIC and the tax consequences of such status.

Recent Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recent legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this tax legislation on their ownership and disposition of our ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

U.S. holders that are “exempt recipients” (such as corporations) generally will not be subject to U.S. backup withholding tax and related information reporting requirements on payments of dividends on, and the proceeds from the disposition of, ordinary shares unless, when required, they fail to demonstrate their exempt status. Other U.S. holders (including individuals) generally will be subject to U.S. backup withholding tax at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares if they fail to furnish their correct taxpayer identification number or otherwise fail to comply with applicable backup withholding requirements. Information reporting requirements generally will apply to payments of dividends on, and the proceeds from the disposition of, ordinary shares to a U.S. holder that is not an exempt recipient. U.S. holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

U.S. holders are urged to contact their own tax advisors as to their qualification for an exemption from backup withholding tax and the procedure for obtaining this exemption.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable to non-Australian resident shareholders that are not operating from an Australian permanent establishment (Foreign Shareholders) will be subject to dividend withholding tax, to the extent the dividends are not foreign sourced and declared to be conduit foreign income (CFI) and are unfranked. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends that are not CFI paid by us to which a resident of the United States is beneficially entitled is limited to 15%.

If a company that is a non-Australian resident shareholder owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to nil.

Tax on Sales or other Dispositions of Shares — Capital gains tax

Foreign Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years.

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares — Shareholders Holding Shares on Revenue Account

Some Foreign shareholders may hold shares on revenue rather than on capital account, for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on the ASX or NASDAQ.

Australian Death Duty

Australia does not have estate or death duties. As a general rate, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax (as discussed above).

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system, which may be accessed through the SEC’s website at www.sec.gov . Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our business activities are exposed to a variety of market risks, including credit risk, foreign currency risk, interest rate risk and commodity risk.

Credit Risk

Credit risk arises from the sale of biodiesel, Jatropha Curcas saplings and cash held at period end.

Cash is only held in accredited banks and credit risk arising from the sale of biodiesel is managed through the use of Letter of credit.

Credit risk arising from sales of Jatropha Curcas saplings is managed through the following approach:

Sales of Jatropha Curcas saplings to contract farmers are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming. The sale is concluded via a Demand Cum Delivery Note, which states that the balance owing is at call by Mission Biofuels India Pvt Limited, A portfolio approach, where a large number of relatively low value sales (around AU$250 per contract farmer, depending on the contract farming acreage) are made to a geographically disbursed series of contract farmers, Contract farmers are required to incur considerable expense to prepare the land, prior to delivery of saplings by Mission Biofuels India Pvt Limited, and thus have significant incentive to ensure the crop is viable.

Mission Biofuels India Pvt Limited has entered into contract farming agreements with each farmer to purchase back the oil seeds produced by the Jatropha Curcas saplings sold to the farmers. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds.

Mission Biofuels India Pvt Limited has in place memoranda of understanding with a number of leading financial institutions in India who have expressed a desire to loan monies directly to the contract farmers to fund their working capital requirements. Disbursement of these loans will assist the farmers in repaying monies owed to Mission Biofuels India Pvt Limited.

These financial institutions have formulated specific schemes of financing for Jatropha farming.

In addition, the National Bank for Agriculture and Rural Development (NABARD) of India (apex body for agricultural financing) has in place a standardised scheme of financing to farmers of Jatropha Curcas.

Several financial institutions, who do not have memoranda of understanding with the Company, have also disbursed loans to the contract farmers of the Company based on the standardised scheme stipulated by NABARD.

Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company.

We believe there is significant risk of loss in the event of non-performance of contract by the farmers we have contracted with for the sale of Jatropha saplings and this is reflected in the valuation allowances applied to our contract-farmer receivables and reflected in our financial statements.

Credit risk also arises from the corporate guarantee we have provided to the contractor of our second refinery in place of the standard letter of credit originally placed at construction commencement. Credit risk on sapling sales at June 30, 2011, is A$0.7 million (A$2.1 million in fiscal 2010) after providing for impairment and discounting charge.

Foreign Exchange Risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringgit and the US dollar.

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At June 30, 2011, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 0.941 million lower/ A$1.15 million  higher (2010: A$ 1.0 million lower/ A$1.0 higher)

Profit and Loss would have been – A$ 0.941 million lower/ A$1.150 million higher (2010: A$ 1.0 million lower/ A$1.0 higher)

Interest Rate Risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt.  For further details on interest rate risk refer to the table below under liquidity risk. The Group’s main interest rate risk, being fair value interest rate risk, arises from the long term convertible note debt held by the parent.

Group sensitivity

At June 30, 2011, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on post tax profit – A$ Nil million lower/higher (2010: A$ Nil million lower/higher)

Equity would have been – A$ Nil lower/higher (2010: A$ Nil million lower/higher)

The fair value of convertible notes – A$ 344 thousand  higher/A$ 341 thousand  lower (2010: A$ 0.28 million lower/higher

Commodity Risk

The Group is exposed to market prices of input costs into the production of biodiesel. The key raw material currently being used to manufacture biodiesel is crude palm oil. This risk is managed by negotiating ‘cost plus a margin’ sales contracts which minimises the Group’s exposure to variations in this key input cost.

Group sensitivity

At June 30, 2011, if the price of crude palm oil had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on post tax profit – A$ Nil lower/higher

Equity would have been – A$ Nil lower/higher

Item 12. Description of Securities Other than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A.-D. Material Modifications to the Rights of Security Holders.

None.

E.	Use of Proceeds.

The following “Use of Proceeds” information relates to our initial U.S. public offering of 2,785,000 ordinary shares at a public offering price of US$9.00 per share, thereby raising gross proceeds of approximately US$25.1 million.  The registration statement on Form F-1 (File No. 333-170471) for our initial public offering was declared effective by the SEC on April 19, 2011.  On April 26, 2011, we completed our public offering after 2,785,000 ordinary shares were sold.  Chardan Capital Markets, LLC, Rodman & Renshaw, LLC, Maxim Group LLC and Northland Capital Markets were the underwriters for our initial public offering.  We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $US22,228,504.  None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. The underwriters did not exercise their overallotment option.

From April 19, 2011, effective date of our registration statement on Form F-1 for the offering, to June 30, 2011, we used approximately US$0.8 million proceeds for the expansion of our feedstock operations, including but not limited to Jatropha acreage expansion, approximately US$2.1 million for general corporate and convertible note coupon purposes, and as of June 30, 2011, we had approximately $16.7 million left from the net proceeds of the offering. Approximately US$8.8 million of the cash at June 30, 2011 was held in the refining segment to meet working capital needs.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Exchange Act), as of June 30, 2011. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Changes in Internal Control over Financial Reporting.

There was no change in internal control over financial reporting during the year ended June 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. Peter Torre is qualified as an Audit Committee Financial Expert and all members are independent as determined by the NASDAQ listing rules.

Item 16B. Code of Ethics

Our board of directors adopted a Code of Conduct for Directors and Key Officers that applies to our directors, officers and employees.  We have posted a copy of our code of business conduct and ethics on our investor relations website at http://missionnewenergy.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees.   The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2011 and 2010 were $258,000 and $137,000, respectively.

Non Audit Fees. A$0 and for the fiscal years ending 2011 and 2010.

Tax Fees.  The Company incurred fees totaling $ 6,000 during the fiscal year ended June 30, 2011. The Company incurred fees totaling $1,000 during the fiscal year ended June 30, 2010.

Audit-Related Fees.  A$0 and for the fiscal years ending 2011 and 2010.

All fees incurred by the Company in relation to audit and permissible non–audit services are approved by the Audit and Risk Management Committee prior to the expenditure being incurred.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Subject to certain exceptions, The NASDAQ Stock Market Inc., or NASDAQ, permits foreign private issuers to follow home country governance practices in lieu of the practices mandated by NASDAQ rules, provided that the foreign private issuer furnishes NASDAQ with a letter from home country counsel confirming that the practices that will be followed are not prohibited by home country law. Set forth below is a brief description of certain NASDAQ requirements and the Australian corporate practice or the Australian Securities Exchange requirement that we follow in lieu of the NASDAQ rule.

•
We are exempt from NASDAQ’s independence requirements for a majority of the Board. The ASX Listing Rules does not require us to have a majority of independent directors although ASX Corporate Governance Principles do recommend a majority of independent directors. During fiscal 2011, we did, however, have a majority of directors who were “independent” as defined in the Australian Securities Exchange Corporate Governance Principles, which definition differs from NASDAQ’s definition. Accordingly, because Australian law and generally accepted business practices in Australia regarding director independence differ to NASDAQ’s independence requirements, we claim this exemption.

•
We are exempt from the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Neither Australian law nor the ASX Listing Rules require executive sessions of the independent directors. Accordingly, we claim this exemption.

•
We are exempt from NASDAQ’s quorum requirements applicable to meetings of shareholders. Consistent with Australian law, our Constitution provides that five shareholders present shall constitute a quorum for a general meeting. NASDAQ requires that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of common stock, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting common stock. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ to NASDAQ’s quorum requirements, we claim this exemption.

•
We are exempt from the NASDAQ requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ to the NASDAQ requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12 month period (but in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules), and (iii) directors or their associates acquiring securities under an employee incentive plan. Generally accepted business practices in Australia also provide for plans involving the issue of shares to directors and employees being capped at no more than 5% of the total number of shares on issue. Our discretionary share option scheme applies this 5% cap. Due to differences between Australian law and rules and the NASDAQ shareholder approval requirements, we claim this exemption.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The consolidated financial statements for Mission NewEnergy Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

EXHIBIT NUMBER		Description of Exhibit

1.1
Constitution of Mission NewEnergy (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.1		Convertible Note Deed Poll (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.2		Employee Option Plan Rules (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.3
Executive Performance Rights Plan (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.4
EPCC contract with KNM Process Systems Sdn Bhd (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.5	#
Product Supply Agreement with Valero Marketing and Supply Company (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.6
Form of Access, Indemnity and Insurance Deed for Directors and Ex-Directors (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.7
Employment agreement (as renewed) with Nathan Mahalingam (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.8
Employment agreement with Guy Burnett (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.9
Employment agreement with James Garton (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.10
Employment agreement of Kalaiselvan Somasundaram (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.11
Employment agreement of Nadason Sinnasami (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.12
Technology License Agreement with Crown Iron Works Company (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.13
Technology Transfer Agreement with Axens (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.14
Long Term Supply Contract with Cargill Palm Products Sdn Bhd (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.15
Agreement (as amended) with Trafigura Beheer B.V. Amsterdam (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.14 *##		Long Term Supply contract, dated as of April 1, 2011, by and between Felda Marketing Services Sdn. Bhd. And Mission Biotechnologies Sdn. Bhd.

4.17 *		Employment Agreement of Samsudeen Ganny, dated as of June 21, 2011.

8.1	*	List of Subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	*
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14 (b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended.

* Filed herewith.
#	Order for confidential treatment of portions of this document has been granted by the SEC pursuant to Rule 406 of the Securities Act.
##	Confidential treatment being requested with respects to certain portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mission NewEnergy Limited

Date: December 28, 2011	By:	/s/ Guy Burnett
Name:Guy Burnett Title: Chief Financial Officer and Company Secretary

AUDIT REPORT

10 Kings Park Road West Perth WA 6005 PO Box 570 West Perth WA 6872 T +61 8 9480 2000 F +61 8 9322 7787 E info.wa@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report
To the Members of Mission NewEnergy Limited

We have audited the accompanying consolidated statements of financial position of Mission NewEnergy Limited and controlled entities (the “Company”) as of 30 June 2010 and 2011, and the related consolidated income statements and statements of comprehensive income, statements of changes in equity, and statements of cash flows for each of the three years in the period ended 30 June 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited and controlled entities as of 30 June 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2011, in conformity with International Financial Reporting Standards.

Grant Thornton Audit Pty Ltd ABN 94 269 609 023
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

Grant Thornton Australia Limited is a member firm within Grant Thornton International Ltd. Grant Thornton International Ltd and the member firms are not a worldwide partnership. Grant Thornton Australia Limited, together with its subsidiaries and related entities, delivers its services independently in Australia.

Liability limited by a scheme approved under Professional Standards Legislation

Material uncertainty regarding continuation as a going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5(b) to the financial statements, the Company incurred a net loss of $21.7million during the year ended 30 June 2011, and as of that date, the Company’s total liabilities exceeded its total assets by $29.7million and its net cash used in operating activities was $15.1million. These conditions, along with other matters as set forth in Note 5(b), raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 5(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

/s/ M J Hillgrove

M J Hillgrove
Director - Audit & Assurance

Perth, 28 December 2011

CONSOLIDATED GROUP INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011	2010	2009
		$'000	$'000	$'000
Sales revenue	7	14,080	14,394	43,368
Other income	7	2,869	2,066	11,809
Total revenue		16,949	16,460	55,177
Cost of sales	8a	(13,987)	(15,021)	(45,709)
Employee benefits expense	8b	(7,527)	(5,307)	(5,117)
Net foreign exchange gains/(losses)		(1,769)	568	622
Consultants’ expenses		(328)	(594)	(518)
Hedging cost		(3)	(95)	(67)
Impairment of trade receivables	13	(1,930)	(9,160)	(8,334)
Impairment of inventories and biological assets		-	(740)	(2,947)
Impairment of assets	5a	(3,501)	(73,089)	-
Shareholder expenses		(125)	(121)	(106)
Travel expenses	8e	(766)	(886)	(1,109)
Research and development		(168)	(154)	(367)
Rental expenses		(176)	(271)	(247)
Other expenses from ordinary activities	8c	(2,490)	(2,091)	(3,729)
Earnings before interest, tax, depreciation and amortisation		(15,821)	(90,501)	(12,451)
Depreciation and amortisation expenses		(562)	(2,118)	(2,469)
Finance Cost - amortisation	8d	(2,382)	(2,293)	(5,004)
Finance costs		(2,906)	(2,859)	(3,397)
Profit/(loss) before income tax		(21,671)	(97,771)	(23,321)
Income tax (expense)/benefit	9	1	(29)	(434)
Net (loss)/profit for the year		(21,670)	(97,800)	(23,755)
Profit/(Loss) attributable to minority equity interest		-	-	95
Net (loss)/profit attributable to members of the parent entity		(21,670)	(97,800)	(23,660)
Basic earnings/(loss) per share	11	(3.50)	(20.76)	(12.00)
Diluted earnings/(loss) per share	11	(3.50)	(20.76)	(12.00)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010	2009
	$’000	$’000	$’000
(Loss)/Profit for the period	(21,670)	(97,800)	(23,660)
Other comprehensive income
Exchange differences on translating foreign operations	(1,917)	286	9,806
Gain on convertible note restructure	3,207	-	-
Effective portion of change in fair value of cash flow hedge	39	-	-
Other comprehensive income/(loss) for the period net of tax	1,329	286	9,806
Total comprehensive (loss) for the period	(20,341)	(97,514)	(13,854)
Attributable to owners of the parent	(20,341)	(97,514)	(13,854)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2011

	Note	2011	2010
		$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	12	15,761	17,155
Trade and other receivables	13	6,583	4,168
Biological assets	14	88	1,477
Inventories	15	6,242	1,671
Other financial assets	16	178	26
Other assets	20	354	457
Current tax assets	23	30	53
Total current assets		29,236	25,007
NON-CURRENT ASSETS
Trade and other receivables	13	-	-
Other financial assets	16	-	-
Property, plant and equipment	18	6,660	7,547
Intangible assets	19	-	1,013
Deferred tax assets	23	-	-
Other Assets	20	702	182
Total non-current assets		7,362	8,742
TOTAL ASSETS		36,598	33,749
CURRENT LIABILITIES
Trade and other payables	21	7,059	3,602
Financial liabilities	22	14,907	624
Short-term provisions		93	74
Total current liabilities		22,059	4,300
NON-CURRENT LIABILITIES
Other payables		-	109
Financial liabilities	22	44,287	59,028
Deferred tax liabilities	23	-	-
Total non-current liabilities		44,287	59,137
TOTAL LIABILITIES		66,346	63,437
NET ASSETS (DEFICIT)/SURPLUS		(29,748)	(29,688)

EQUITY
Issued capital	24	96,801	76,634
Reserves		9,171	10,931
Retained earnings (Accumulated losses)		(135,720)	(117,259)
Minority Interests		-	6
Total Equity (Deficiency)		(29,748)	(29,688)

The accompanying notes form part of these financial statements.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED GROUP STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2011

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow hedge reserve	Minority Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance as at 30 June 2009	61,123	(19,475)	281	(42)	9,146	-	6	51,039
Profit/(Loss) attributable to members of parent entity	-	(97,800)	-	-	-	-	-	(97,800)
Other comprehensive income	-	-	-	286	-	-	-	286
Pro-rata expenses of 2009 options that lapsed during the year	-	16	(16)	-	-	-	-	-
Pro-rata expenses for options and performance rights	-	-	1,276	-	-	-	-	1,276
Issue of New Shares	15,511	-	-	-	-	-	-	15,511
Balance as at 30 June 2010	76,634	(117,259)	1,541	244	9,146	-	6	(29,688)

Changes in Convertible note reserve due to restructure	-	3,209	-	-	(3,209)	-	-	-
Profit/(Loss) attributable to members of parent entity	-	(21,670)	-	-	-	-	-	(21,670)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow hedge reserve	Minority Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Other comprehensive income	-	-	-	(1,917)	-	39	-	(1,878)
Pro-rata expenses for options and performance rights	-	-	3,327	-	-	-	-	3,327
Issue of New Shares	20,167	-	-	-	-	-	-	20,167
Elimination of minority interest after purchase of shares	-	-	-	-	-	-	(6)	(6)
Balance as at 30 June 2011	96,801	(135,720)	4,868	(1,673)	5,937	39	-	(29,748)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

CONSOLIDATED GROUP STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011	2010	2009
		$’000	$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		10,128	17,126	53,362
Payments to suppliers and employees		(22,494)	(21,331)	(61,552)
Interest received		161	167	716
Finance costs		(2,909)	(2,859)	(3,248)
Income tax paid		25	(5)	(169)
Net cash (used in) operating activities	29	(15,089)	(6,902)	(10,891)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(3,957)	(7,540)	(14,099)
Purchase of performance bond investments		-	1,112	(1,299)
Receipt from investment in held to maturity investment and deposits		(137)	23	1,002
Net cash (used in) investing activities		(4,094)	(6,405)	(14,396)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)		20,167	15,511	16,172
(Repayments)/proceeds from borrowings		(527)	(574)	(3,787)
Net cash provided by financing activities		19,640	14,937	12,385
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		457	1,630	(12,902)
Cash and cash equivalents at beginning of the financial year		17,155	16,247	24,733
Effects of exchange rate fluctuations of cash held in foreign currencies		(1,851)	(722)	4,416
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	15,761	17,155	16,247

The accompanying notes form part of these financial statements.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

1.	Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

•	listed on the ASX (MBT) and Nasdaq (MNEL) with its operations in Malaysia and India;
•	that owns and operates a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel;
•	that is the only non-German biodiesel producer to be certified by AGQM, the German Biodiesel production process certification body;
•
that has recently commissioned a 250,000 tpa (approx. 75 million gallons p.a.) transesterification plant with KNM Process Systems Sdn Bhd as a turnkey contractor which is adjacent to the 100,000 tpa plant, and is in the process of finalising the transfer of the plant to Mission;

•	that will initially use Crude Palm Oil (CPO) as the feedstock for its biodiesel plants in Malaysia;
•
that is rapidly developing its upstream feedstock business in India, which is focusing on a drought-resistant perennial plant (Jatropha Curcas) that grows in marginal/poor soil. Jatropha is easy to establish, grows quickly, produces seeds for over 30 years and importantly is inedible;

•	that will ultimately replace CPO with Jatropha Oil as its feedstock for its biodiesel plants;
•	that owns and operates two wind energy turbines of 1.65 MW each in India which sell electricity to a Western Indian utility under a 13 year power purchase agreement.

2.	Basis of preparation

Statement of compliance

The financial statements are general purpose financial statements which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its bankers, suppliers and its customer base (refer note 5(b)).

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 33.

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

•	Refining operations - Malaysian Ringgit
•	Feedstock operations – Indian Rupee
•	USA operations - United States Dollar
•	Other – Australian Dollar.

The Board of Directors approved this financial report on 29 September 2011.

3.	Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard IAS 27 ‘Consolidated and Separate Financial Statements’. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited, Scarborough Beach Holdings, Inc., PJ Trading, LLC, and PJ Trading Pennsylvania, LLC.

On 13 December 2005, Mission NewEnergy Limited acquired all of the issued capital of MBTSB.  In accordance with the requirements of IFRS 3 Business Combinations, MBTSB was identified as the acquirer in relation to the combination.  Accordingly, the combination has been accounted for as a reverse acquisition.  This has resulted in the consolidated statement of financial position reflecting the assets, liabilities and equity of MBTSB, and the cost of the combination being recognised at the fair value of the equity instruments on issue in Mission NewEnergy Limited at the date of acquisition.  The application of IFRS 3 Business Combinations does not change the status of Mission NewEnergy as the legal parent entity of the Group.

Mission Agro Energy Limited (MAEL), a wholly owned subsidiary of Mission NewEnergy Limited, was incorporated on 8 September 2006.  On 28 March 2007, MAEL initially acquired 70% of the issued capital of Mission Biofuels (India) Private Limited (MBIPL) and has incrementally increased the shareholding over a period of time to the current shareholding of 100% at 30 June 2011.

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Limited, and accordingly IFRS5 “Non Current Assets held for sale discontinued operations” is applied in accounting for this transaction. The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold.

A list of controlled entities is contained in Note 17 to the financial statements.  All controlled entities have a 30 June financial year-end.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b.	Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled.  Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c.	Inventories

Inventories are measured at the lower of cost and net realisable value.

d.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

e.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

f.	Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

g.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of IFRS 139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred.  Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option.  The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component.  Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method.  The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss.  On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired.  Impairment losses are recognised in the income statement.

h.	Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

i.	Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition.  Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.  Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

j.	Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

k.	Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

l.	Employee Benefits

Provision is made for the company’s liability for employee benefits arising from services rendered by employees to reporting date.  Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.  Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant.  Fair values of options are measured using the Binomial model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.  The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

m.	Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

n.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

o.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts.  Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

p.	Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

The change in the fair value of biological assets (refer accounting policy 3v) is recognised in revenue in the period in which the change in fair value occurs.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

q.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

r.	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

s.	Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

t.	Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors’ report have been rounded off to the nearest $1,000

u.	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

v.	Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

4.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Group

At the date of authorisation of these financial statements, certain new standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Group.

Management anticipates that all of the relevant pronouncements will be adopted in the Group’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Group’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s financial statements.

IFRS 9 Financial Instruments (IFRS 9)
The IASB aims to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning 1 January 2013. Further chapters dealing with impairment methodology and hedge accounting are still being developed. The Group’s management have yet to assess the impact of this new standard on the Group’s consolidated financial statements. However, they do not expect to implement IFRS 9 until all of its chapters have been published and they can comprehensively assess the impact of all changes.

Consolidation Standards
A package of consolidation standards are effective for annual periods beginning or after 1 January 2013.  Information on these new standards is presented below. The Group’s management have yet to assess the impact of these new and revised standards on the Group’s consolidated financial statements.

IFRS 10 Consolidated Financial Statements (IFRS 10)
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements (IAS 27) and SIC 12 Consolidation – Special Purpose Entities. It revised the definition of control together with accompanying guidance to identify an interest in a subsidiary. However, the requirements and mechanics of consolidation and the accounting for any non-controlling interests and changes in control remain the same.

IFRS 11 Joint Arrangements (IFRS 11)
IFRS 11 supersedes IAS 31 Interests in Joint Ventures (IAS 31). It aligns more closely the accounting by the investors with their rights and obligations relating to the joint arrangement. In addition, IAS 31’s option of using proportionate consolidation for joint ventures has been eliminated. IFRS 11 now requires the use of the equity accounting method, which is currently used for investments in associates.

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)
IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities.

Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures (IAS 28)
IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

IFRS 13 Fair Value Measurement (IFRS 13)
IFRS 13 does not affect which items are required to be fair-valued, but clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. It is applicable for annual periods beginning on or after 1 January 2013. The Group’s management have yet to assess the impact of this new standard.

Amendments to IAS 1 Presentation of Financial Statements (IAS 1 Amendments)
The IAS 1 Amendments require an entity to group items presented in other comprehensive income into those that, in accordance with other IFRSs: (a) will not be reclassified subsequently to profit or loss and (b) will be reclassified subsequently to profit or loss when specific conditions are met. It is applicable for annual periods beginning on or after 1 July 2012. The Group’s management expects this will change the current presentation of items in other comprehensive income; however, it will not affect the measurement or recognition of such items.

Amendments to IAS 19 Employee Benefits (IAS 19 Amendments)
The IAS 19 Amendments include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:
-	eliminate the ‘corridor method’, requiring entities to recognise all gains and losses arising in the reporting period
-	streamline the presentation of changes in plan assets and liabilities
-	enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The amended version of IAS 19 is effective for financial years beginning on or after 1 January 2013. The Group’s management have yet to assess the impact of this revised standard on the Group’s consolidated financial statements.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

5.	Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2010. During the twelve months ended 30 June 2011 management reassessed its estimates in respect of:

a.	Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3(i). Goodwill has arisen as a result of the purchase of equity in Mission Biofuels India Pvt Limited.

At 30 June 2011 the Board has reviewed the carrying value of goodwill relating to the Group’s Feedstock operations. The Board reviews the significant assumptions applied in assessing the carrying value, which include a forecast of cash inflows from sale of Jatropha Curcas saplings, forecast of expenditure to meet operational requirements, a forecast of seed and oil yields and an estimate of commodity sales prices for Jatropha crude oil and Jatropha seedcake. In addition, with the move to undertake a second public listing in the United States of America (USA), the Board has taken steps to ensure that the financial statements meet the USA regulatory requirements as well as Australian requirements, Mission is unable to provide sufficient audit evidence to support the significant assumptions applied.  In order to address the difference in these regulatory requirements, Mission is required to impair goodwill. This has had the effect of impairing the carrying value of goodwill by A$1.2 mil with a corresponding impact on profit and loss. This accounting adjustment has no impact on the cash flows of the Group.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Credit risk of receivables

Malaysian operations

Credit risk for sales in the refining operations are managed with the use of “Letters of Credit” for most of the sales, thus the risk of receivable default is negligible.

Indian Operations

Credit risk, to a carrying value of A$0.7 million (A$2.1 million at 30 June 2010) after providing for impairment and discounting charge, arising from sales of Jatropha Curcas saplings to contract farmers is managed through the following approach:

•
The Company sells Jatropha Curcas saplings to various contract farmers in India. The contracts are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming,

•
The sales contract states that the balance owing is at call by the Company and that the Company has a 30 year agreement to buy back from the Contract Farmer the future harvest of oil seeds produced by the Jatropha trees. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds,

•
Sales are made to a large number of geographically disbursed contract farmers, with each receivable being for a relatively low value (around A$250 per contract farmer, depending on the contract farming acreage),

•
The Company has in place memoranda of understanding with a number of leading financial institutions in India who have agreed to finance the contract farmers to fund their upfront investment into the Jatropha saplings.

•	These financial institutions have formulated specific schemes of financing for Jatropha farming,

•
In addition, the National Bank for Agriculture and Rural Development (NABARD) of India (apex body for agricultural financing) has in place a standardised scheme of financing to farmers of Jatropha Curcas,

•	Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company,

•	The Company assists the farmers in their interaction with the financial institutions for availing of loan facilities.

•	In assessing the recoverability of sapling sales receivables, the following factors are taken into account;

o	actual recovery of receivables to date,

o	anticipated timing of future receipts, based on;

o	anticipated loan disbursal rates from the banks to the farmers, to enable the farmer to repay the receivable to Mission,

o	estimates of expected yields of oil seeds from the Jatropha Curcas saplings, and estimated mortality of Jatropha Curcas saplings.

With the move to a second public listing in the United States of America (USA), the Board took steps to ensure that the financial statements meet the USA regulatory requirements, as well as Australian requirements. In order to address a difference in these regulatory requirements, Mission was required to make a further provision for certain receivables in the feedstock business unit so that it could comply with the US regulatory requirements. This has had the effect of increasing the provision for doubtful debts by A$4.3 mil with a corresponding impact on profit and loss. The impact of this adjustment was reflected in the 30 June 2010 financial results and shown as a prior year adjustment (refer to note 37). In addition, during the year to 30 June 2011, the Directors have re-assessed the estimate of when the Group’s receivables will be settled by the farmers. Accordingly, at 30 June 2011, the Directors have classified A$0.7 million as current receivables, being based on the success of cash collections in the prior twelve months, and have continued to fully provide for impairment of non-current sapling sale receivables.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

Impairment of refineries

During the previous financial year, the Board was pleased to announce the commissioning of Missions new 250,000 tpa biodiesel transesterification plant, adjacent to the 100,000 tpa plant in Kuantan Port, Malaysia. Both plants are in excellent condition and on full operational standby to produce biodiesel as and when required. In addition, the construction of a distillation column within the plant property is in its final stages, which will allow the refineries to meet different specifications of biodiesel, as required by various customers.

The Board reviews the carrying value of its refinery assets at each reporting date. During the second half of the 2010 financial year, the USA introduced its revised Renewable Fuels Standard 2, which legislated, amongst other items, a significant mandate for the use of biodiesel in the USA. This in itself is especially promising for the biofuels industry. However the revised legislation also introduced a requirement for vegetable oil feedstock, such as soy, rape-seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that palm and Jatropha will meet these requirements is in progress. In addition, the European Union has introduced legislation that requires palm based biodiesel to be based on new sustainability criteria (named the Renewable Energy Directive). There are limited supplies of certified palm oil at this present stage. Numerous producers of palm oil are in the process of registering their production facilities to be in compliance with the European requirements.

Despite the significant efforts internationally to address these legal requirements, the Board is required, under the accounting standards, to assess the refining cash generating unit’s ability to generate revenue based on existing conditions.

The combination of these factors forced the Board to provide for an impairment of the refining assets at 30 June 2010 until the legislative hurdles are cleared and it can be adequately demonstrated that the carrying value of the refineries can be met.

This accounting write-off is in no way an indication that the plant cannot produce biodiesel under the required specifications.

In addition to the impairment at 30 June 2010, further impairment has been provided during the year ended 30 June 2011 for capital additions to a value of $2 million.

Windmill impairment

In determining value in use of the windmills, future cash flows are based on forecast future revenue levels which are based on forecast electricity generation and contracted rates per Kwh, and forecast future maintenance expenses. Value in use is calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the assets having an anticipated life of 20 years, with a discount rate based on the Companies weighted average cost of capital, adapted for the regions in which the windmills operate. Revenues generated from these assets were found to be less than expected, thus the carrying value of the windmill assets was written down to their value in use. This includes a further impairment in the 2011 financial year of $0.1 million of the windmills to reflect a change in the discount rate.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

	June 2011	June 2010	June 2009
	$000	$000	$000
Impairment of refineries	2,046	71,252	-
Impairment of windmills	262	1,837	-
Impairment of other assets	36	-	-
Impairment of Goodwill	1,157	-	-
Total	3,501	73,089	-

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

At 30 June 2010, the investments in the refining subsidiaries had been impaired in the parent entity’s financial statements (refer to note 33). In line with this approach, a further impairment in the year ended 30 June 2011 of $3.3 million has been made to impair the additional cash invested into the refining subsidiaries during the financial year. In addition, at 30 June 2011 the Board has reviewed the carrying value of the investment in the Feedstock operations. The Board reviews the significant assumptions applied in assessing the carrying value, which include a forecast of cash inflows from sale of Jatropha Curcas saplings, forecast of expenditure to meet operational requirements, a forecast of seed and oil yields and an estimate of commodity sales prices for Jatropha crude oil and Jatropha seedcake. In addition, with the move to undertake a second public listing in the United States of America (USA), the Board has taken steps to ensure that the financial statements meet the USA regulatory requirements, as well as Australian requirements. At this point in time, Mission is unable to provide sufficient audit evidence to support the significant assumptions applied. In order to address the difference in these regulatory requirements, Mission is required impair the carrying value of the Feedstock business. This has had the effect of impairing the carrying value of the investment in the feedstock business by A$23.2 million with a corresponding impact on profit and loss. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group.

b.	Going Concern

The Group had a loss for the year ended 30 June 2011 of $21.7 million (2010: $97.8 million), current assets less current liability surplus of $7.2 million (2010: $20.7 million), net cash used in operating activities of $15.1 million (2010: 6.9 million) and a net asset deficiency of $29.7 million (2010: $29.7 million deficiency) at balance date. The net asset deficiency is as a result of the impairment of the majority of the refinery assets during the 2010 financial year (refer to note 5a).  These factors indicate substantial doubt exists about the group’s ability to continue as a going concern basis.  Management’s plans with regard to this uncertainty are outlined below.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Management evaluated this uncertainty using detailed cash flow forecasts extending out twelve months from the date of this financial report.  The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business, cash on hand at 30 June 2011 and the ongoing receivable collection associated with historic sapling sales.  At the date of this report, the Board is exploring an opportunity to defer the payment of capital commitments (refer to note 26) of around A$5.6 million.

During the financial year, Mission undertook a Convertible Note exchange offer to extend the maturity date of the Convertible Note from May 2012 to May 2014. Mission received acceptance from six of the seven Series One Convertible Note holders, representing 75.33% of all the original Series One Convertible Notes. Mission now has 230,770 Series One Convertible Notes on issue and 704,789 Series Two Convertible Notes. The series one notes have a nominal value of A$15 million, which has been recognised at balance date as a current liability in the balance sheet (see note 22). Subsequent to the balance date, the Company has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon its ability to collect amounts owing under its receivables, defer the capital commitment relating to the second biodiesel plant or raise further debt or equity to meet the Groups commitments. The debt or equity funding referred to above has not been agreed to at the date of this report.

Notwithstanding the matters mentioned above, the Directors believe that i) the plans outlined above will be successful in the matters discussed above and will provide the Group with sufficient financial resources to meet its committed financial liabilities and ii) the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should management’s plans as described above not be successful, cash flows and liquidity will continue to be materially adversely affected.

c.	Biological Asset

The fair value of the Jatropha Curcas saplings is determined by reference to independent market prices. Subsequent movements in the fair value of the Jatropha Curcas saplings are determined through operational reviews of the market prices.

6.	Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Biological assets

The fair value of biological assets is based on the market price of Jatropha sapling sales in India.

Share based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model, with the fair value of performance rights being based on the share price of Mission NewEnergy Limited on the date of approval. Measurement inputs include the share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instrument, expected dividends and the risk free interest rate. Service and non-market performance conditions are not taken into account in determining the fair value.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

7.	Sales revenue

	2011 $’000	2010 $’000	2009 $’000

Sales Revenue

- Sales of goods	14,080	14,394	43,368
Total revenue	14,080	14,394	43,368

Other Income
Change in fair value of biological assets	790	1,656	9,441
Dividend Received	-	-	6
Interest received	115	204	387
Profit on convertible note restructure	1,734	-	-
Sundry income	230	206	1,975
Other income	2,869	2,066	11,809

8.	Expenses

	2011 $’000	2010 $’000	2009 $’000
8a Cost of sales	13,351	13,561	44,104
Cost of growing the biological asset	636	1,460	1,605
Total	1,987	15,021	45,709

8b Wages and Salaries	3,970	3,860	4,692
Contributions to defined contribution plans	233	170	232
Equity settled share based payments expense	3,324	1,277	193
	7,527	5,307	5,117

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

	2011 $’000	2010 $’000	2009 $’000

8c Other expenses:

Audit fees	204	118	204
Advertising	50	31	31
Computer maintenance & consumables	38	46	33
Communication expenses	418	211	316
Donations, ceremonies & exhibitions	2	-	2
Insurance costs	107	121	261
Legal fees	319	123	51
Asset maintenance	162	320	312
Loss on disposal of asset	-	-	2
Other	1,190	1,121	2,517
Total	2,490	2,091	3,729

8d) Finance Costs
Amortisation of liability portion of convertible notes	2,003	1,889	1,750
Amortisation of convertible note issue costs	379	404	404
Discount on non-current receivables	-	-	2,850
Total	2,382	2,293	5,004

8e) Travel expenses
Corporate travel	273	340	777
Feedstock Logistics	493	546	332
	766	886	1,109

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

9.	Income tax

2011 $’000	2010 $’000	2009 $’000
a.	The components of tax expense comprise
Current tax	(1)	29	64
Deferred tax	23	-	-	370
Over provision in respect of prior years	-	-	-
(1)	29	434
b.	The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit (loss) before tax	(21,671)	(97,771)	(23,321)
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	(6,501)	(29,331)	(23,321)
Adjusted for:
Tax effect of:
- overseas tax rate differential	140	7,218	379
- Impairment non-assessable item	960	21,927	-
- other non-assessable items	5,400	215	6,681
- Deferred tax asset not recognised (tax losses)	-	-	370
(1)	29	434
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	(1)	29	434

The applicable weighted average effective current tax rates are as follows:	-	11	-	-

11 No effective tax rate calculated due to the loss position.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

10.	Auditors’ Remuneration

	2011 $’000	2010 $’000	2009 $’000
Audit services
Remuneration of the auditor of the parent entity for:
-auditing or reviewing the annual and half-year financial report	90	75	64

Remuneration of other auditors of subsidiaries for:

-auditing or reviewing the financial report of subsidiaries	47	61	83

Other services

- reviewing of the USA SEC registration statement	115	-	-

- review of tax and corporate returns of subsidiaries	6	1	-

11.	Earnings per share

a.	Reconciliation of earnings to profit or loss
	Earnings used in calculation of both ordinary and dilutive EPS	(21,670)	(97,800)	(23,660)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

b.	Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	6,199,265	4,711,249	12	1,979,725	13
	Effect of:
	- Performance Rights and options	-	-		-
	Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	6,199,265	4,711,249		4,711,249
Diluted earnings per share exclude convertible notes, performance rights and options that had an exercise price above the average market price during the period they existed. Where a loss is made, all convertible notes, performance rights and options are excluded as the impact of including them would be to reduce the loss per share. The table below reflects the entire number of equity instruments in issue at each period end, which could potentially dilute basic earnings per share (i.e. numbers above are included in the table below):

	2011	2010	14	2009	15
Issued ordinary shares	8,512,259	5,500,151		3,884,703
Convertible notes	935,579	935,579		935,579
Employee and third party share options	7,315	77,315		49,630
Employee performance shares	133,077	155,733		54,000
Share issue options (warrants)	2,995,009	2,995,009		2,000,000
TOTAL	12,583,239	9,663,787		6,923,912

12 Weighted average number of ordinary shares restated to reflect the 50:1 share consolidation undertaken in April 2011.

13 Weighted average number of ordinary shares restated to reflect the 50:1 share consolidation undertaken in April 2011.

14 In order to facilitate a comparison of units to the current year, the units disclosed for 2010 have been adjusted to reflect the 50:1 share consolidation.

15 In order to facilitate a comparison of units to the current year, the units disclosed for 2010 have been adjusted to reflect the 50:1 share consolidation.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

12.	Cash and cash equivalents

	2011 $’000	2010 $’000
Cash at bank and in hand	9,712	13,428
Short-term bank deposits	6,049	3,727
	15,761	17,155
Reconciliation of cash
Cash and cash equivalents	15,761	17,155
	15,761	17,155

13.	Trade and Other Receivables

	2011 $’000	2010 $’000
CURRENT
Trade receivables	6,429	3,897
Other receivables	305	571
Less: Impairment provision	(151)	(300)
TOTAL	6,583	4,168
NON – CURRENT
Trade receivables	20,191	21,518
Less: Impairment provision	(17,594)	(18,386)
Less: Discount charge	(2,597)	(3,132)
TOTAL	-	-
Refer Note 37 relating to a prior period adjustment on recognition of additional provision for impairment against non-current receivables.

Impairment provision
Opening Balance:	18,686	9,544
Charge for the year	1,930	9,160
Foreign currency translation difference	(2,871)	(18)
Closing Balance	17,745	18,686

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. With amendments to the USA renewable fuel standard, the Board was unable to provide sufficient audit evidence at 30 June 2010 and 30 June 2011 to substantiate the recoverability of these receivables and thus the Board took the decision to fully provide for these non-current receivables.

14.	Biological Assets

Mission Biofuels India Pvt Limited grows Jatropha Curcas saplings from seeds. The Jatropha Curcas saplings meet the definition of a biological asset and are carried on statement of financial position at fair value, with fair value being determined with reference to the existing arms length sales transactions with a large number of geographically disbursed contract farmers, and other readily available market information on the fair value of these saplings. At 30 June 2011, Mission Biofuels India Pvt Limited had an estimated 1.5 million (2010: 21.0 million) saplings mature enough to plant on hand in its controlled nurseries. During the 2011 financial year, the company harvested and sold approximately 33.8 million (2010: 6.4 million saplings). Mission only recognises biological assets at reporting date if the saplings are in a condition deemed mature enough to be sold at period end. At 30 June 2011, a large number of immature saplings were available in our nurseries. Planting before June 2011 had been delayed to match the timing of the anticipated delivery of saplings to Missions contract farmers and hence the majority of the saplings were immature and not valued and brought on to the balance sheet.

	2011 $’000	2010 $’000
Opening Balance	1,477	1,339
Add: Increase in fair value due to new plantations	790	1,656
Less: Sale of saplings transferred to trade receivables	(2,098)	(434)
Less: Impairment of biological asset	-	(740)
FX adjustments	(81)	(344)
Closing Balance	88	1,477

Regulatory and environmental risks

The Group is subject to laws and regulations in various countries in which it operates. The Group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Supply and demand risk

The Group is exposed to risks arising from fluctuations in the price and sales volume of Jatropha Curcas saplings. Where possible the Group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the Group’s pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.

Climate and other risks

The Group’s Jatropha Curcas nurseries are exposed to the risk of damage from climatic changes, diseases, fires and other natural forces. The Group has extensive processes in place aimed at monitoring and mitigating those risks, including regular nursery health inspections and industry pest and disease surveys.

15.	Inventories

	2011 $’000	2010 $’000
CURRENT
Raw Material and stores - cost	530	417
Finished goods – cost	1,079	1,122
Work in progress – cost	4,633	132
	6,242	1,671
The above is shown at the lower of cost and net realisable value.

16.	Other Financial Assets

Current
Held to maturity financial assets	1	26
Performance bond	-	-
Other financial assets	177
	178	26
Non-Current
Other financial assets	-	-
	-	-
Held to maturity investments (zero interest) relate to investments in a Saving deposit which matures within 12 months.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

17.	Investments in subsidiaries

A	Controlled Entities Consolidated

		Country of	Percentage Owned (%)
		Incorporation	2011		2010
	Parent Entity:
	Mission NewEnergy Limited	Australia
	Subsidiaries of Mission NewEnergy Limited:
	Mission Biotechnologies Sdn Bhd	Malaysia	100		100
	Mission Biofuels Sdn Bhd	Malaysia	100		100
	Enviro Mission Sdn Bhd	Malaysia	100		-
	Mission Agro Energy Limited	Mauritius	100		100
	Scarborough Beach Holdings, Inc.	USA	100		-
	PJ Trading Pennsylvania, LLC	USA	100		-
	PJ Trading, LLC	USA	100		-
	Indas Green Acquisition Corporation	Cayman Islands	-	16	73.2
	Subsidiaries of Mission Agro Energy Limited
	Mission Biofuels India Private Limited	India	100		99.49

b.	Jointly controlled entities
	Subsidiaries of Mission Biofuels India Private Limited
	Mission Agro Diesel (India) Private Limited	India	51		51

16 Indas Green Acquisition Corporation, being a dormant entity, was deregistered  on 31 March 2011.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

18.	Property Plant and Equipment

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost at 1 July 2009	1,625	285	806	223	5,869	40,790	32,412	82,010
Additions	12	85	86	23	-	2,175	75	2,456
Foreign Currency Translation	7	4	(45)	(29)	(73)	1,138	(2,927)	(1,925)
Disposal	(3)	-	-	-	(35)	-	-	(38)
Cost at 30 June 2010	1,641	374	847	217	5,761	44,103	29,560	82,503
Additions	-	92	90	-	-	2,470	511	3,163
Foreign Currency Translation	(250)	(59)	(161)	(30)	(985)	(6,081)	(4,472)	(12,038)
Disposal	-	(4)	-	-	-	-	-	(4)
Cost at 30 June 2011	1,391	403	776	187	4,776	40,492	25,599	73,624
Accumulated Depreciation and Impairment	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total

Accumulated Depreciation and Impairment at 1 July 2009	49	115	234	78	413	-	2,196	3,085
Depreciation for the year	36	28	283	21	292	-	1,458	2,118
Impairment	-	-	-	-	1,682	43,472	27,935	73,089
Foreign Currency Translation	11	0	15	3	4	-	(3,369)	(3,336)
Disposal	-	-	-	-	-	-	-	-
Accumulated Depreciation and Impairment at 30 June 2010	96	143	532	102	2,391	43,472	28,220	74,956

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Accumulated Depreciation and Impairment contd.	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Accumulated Depreciation and Impairment at 30 June 2010	96	143	532	102	2,391	43,472	28,220	74,956
Depreciation for the year	41	74	131	41	168	-	107	562
Impairment	-	-	15	-	283	2,045	-	2,343
Foreign Currency Translation	(17)	(22)	(94)	(17)	(431)	(5,980)	(4,334)	(10,895)
Disposal	-	(2)	-	-	-	-	-	(2)
Accumulated Depreciation and Impairment at 30 June 2011	120	193	584	126	2,411	39,537	23,993	66,964

Carrying Amounts
At 30 June 2010	1,545	231	315	115	3,370	631	1,340	7,547
At 30 June 2011	1,271	210	192	61	2,365	955	1,606	6,660

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These related primarily to the second biodiesel plant under construction in Malaysia. At 30 June 2011 the plant is in the process of being transferred to Mission from its fixed price turnkey contractor. See note 26 on capital commitments relating to this plant.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

19.	Intangible Assets

	2011 $’000	2010 $’000
Goodwill
Carrying amount at beginning of year	1,013	1,013
Additions	144	-
Impairment of Goodwill	(1,157)
FX Adjustments	-	-
Carrying amount at end of year	-	1,013

Additions to goodwill for the year relate to the acquisition of the final 0.51% of shares in Mission Biofuels India Proprietary Limited (MBIPL). Mission Agro Energy Proprietary Limited now owns 100% of MBIPL. Refer to note 5a for a discussion on impairment testing of goodwill and note 17 for details of ownership of subsidiaries.

20.	Other Assets

CURRENT
Prepayments	354	457
	354	457
Non-Current
Security Deposits	702	182
	702	182
21.	Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	6,335	2,536
Interest accrued	247	247
Sundry payables and accrued expenses	477	819
	7,059	3,602

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

22.	Financial Liabilities

	2011 $’000	2010 $’000

CURRENT
Secured loans	494	624
Convertible Notes
- Nominal value (unsecured)	15,000	-
- Equity portion of convertible note	(2,349)	-
- Unamortised costs of issues	(90)	-
- Amortisation of equity portion	1,852	-
	14,907	624
NON-CURRENT
Secured loans	2,064	3,038
Convertible Notes (unsecured)
- Nominal value (excluding equity portion)	45,812	54,823
- Converted to equity	(3,683)	(3,531)
- Amortisation of equity portion	94	5,467
- Unamortised costs of issues	-	(769)
	44,287	59,028

The secured loans above relate to financing of the windmills in India and an office in Malaysia. These assets are held as security against these loans.

Convertible notes

46,778,845 convertible notes were issued on 25 May 2007 at $1.30 per note. Pursuant to a tender process, Mission restructured these convertible notes in March 2011, with the following principal terms of the restructured notes being:

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

	Series 1 notes		Series 2 notes

Units – pre-consolidation	11,538,461		35,240,384

Units – post consolidation	230,770	17	704,789

Maturity date	16 May 2012		16 May 2014

Interest rate per annum	4%		4%

Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	1 note for 1 ordinary share		1 note for 4 ordinary shares

Conversion price	$65		$16.25

23.	Tax

	2011	2010

	$’000	$’000

Liabilities

CURRENT

Current Tax liability / (asset)	(30)	(53)

NON-CURRENT

Deferred tax liability comprises:

Unrealised FX gains	-	-

Accruals	-	-

Other	-	-

Total	-	-

Assets

Deferred tax assets comprise:

Provisions	-	-

Transaction costs included in equity	-	-

Other	-	-

	-	-

17 Shareholders approved a share consolidation of 50:1 on 23 March 2011.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Reconciliations

i.	Gross Movements

The overall movement in the deferred tax account is as follows:

	Opening balance	-	(28)

	(Charge)/credit to income statement	-	-

	Foreign currency translation difference	-	28

	Closing balance	-	-

ii.	Deferred Tax Liability

The movement in deferred tax liability for each temporary difference during the year is as follows:

Tax allowances relating to unrealised FX gains:

	Opening balance	-	-

	Charged to the income statement	-	-

	Closing balance	-	-

Tax allowances relating to accruals:

	Opening balance	-	-

	Charged to the income statement	-	-

	Closing balance	-	-

Other

Opening balance		-	(28)

Charge to the income statement		-	-

Foreign currency translation difference		-	28

Closing Balance		-	-

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

iii.	Deferred tax assets

The movement in deferred tax assets for each temporary difference during the year is as follows:

Provisions:

	Opening balance	-	-

	Charged to the income statement	-	-

	Closing balance	-	-

Transactions costs on equity issue:

	Opening balance	-	-

	(Charged)/Credited directly to equity	-	-

	Closing balance	-	-

Other

	Opening balance	-	-

	Charged/(Credited) to the income statement	-	-

	Closing balance	-	-

Deferred tax assets on losses to a value of $3.8 million to date are not brought to account. In addition, deferred tax assets for deductible temporary differences of A$1.9 million and deferred tax liabilities for temporary differences of $0.8 million have not been brought to account.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

24.	Issued Capital

Fully paid ordinary shares	2011		2010

	$’000		$’000

Share Capital	96,801		76,634

Ordinary shares	Number		Number

At the beginning of reporting period	275,007,568		194,235,155

Ordinary shares issued

- November 2009	-		50,000,000

- February 2010	-		30,000,000

Conversion of warrants in January 2010	-		252,414

Shares issued on performance right conversion during the year	11,346,662		519,999

Subtotal	286,354,230	18	275,007,568

Share consolidation (50:1) – April 2011	5,727,085		-

Rounding adjustments	94		-

Revised ordinary shares post share consolidation	5,727,179		-

Share issue pursuant to Nasdaq listing – April 2011	2,785,000		-

Shares issued from conversion of convertible notes 23 June 2011	80		-

At reporting date	8,512,259		275,007,568

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The ordinary shares issued in April, June and November 2009 includes a warrant (option). Each warrant entitles the holder to acquire one ordinary share of Mission NewEnergy at an exercise price of A$15.00. The Warrants may not be exercised on a “cashless” or “net exercise” basis. In addition, a Warrant will not entitle the holder to participate in a new issue of ordinary shares or other securities of Mission NewEnergy unless the Warrant has been exercised. The expiration date for exercise of the Warrants will be 30 April 2014. However, if at any time on or after April 15, 2012 the immediately preceding 20-trading day volume weighted average price (as published by or derived from the Australian Securities Exchange) is at least A$50.00, the Company may give written notice to each warrant holder that if such holder does not exercise its Warrants within 15 days from the date of such notice, then the Warrants would expire on that 15th day. The Warrants will not be listed on any stock exchange.

Shares issued in February 2010 and April 2011 did not include a warrant.

18Shareholders approved a share consolidation of 50:1 on 23 March 2011.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

The following warrants and options were in existence at reporting date:

	2011	2010 (adjusted to reflect the 50:1 consolidation)
Warrants – from share issues	2,995,009	2,995,009

Employee and third party options	7,315	77,315

Employee performance rights	133,077	155,733

Total	3,135,401	3,228,057

a.	Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 30, Share-based Payments

b.	Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the development stage that the business is in, managements preferred approach is to fund the business with equity. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group’s debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

The convertible notes include the following covenants:

(i)	comply with the Conditions of the convertible notes;

(ii)	maintain its corporate existence;

(iii)	not amend its Constitution or alter the voting or other rights attached to Shares in a manner that is prejudicial to the interests of Noteholders;

(iv)	not do or omit to do anything that would preclude the issue of a valid Cleansing Notice on the date such notice is required to be issued under the Conditions;

(v)
make disclosure of material information to the public as required by the Listing Rules, or the rules of any other stock exchange on which it is listed and the Corporations Act or any other applicable law;

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

(vi)
not incur a total debt obligation (including any unconverted Convertible Notes outstanding at any given time) of higher than 2.5x  Group’s net worth (being paid up equity plus any retained earnings) without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held unconverted).

(vii)
not issue more than 25% of the Company's share capital in options or convertible notes, without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held at such time unconverted).

(viii)	maintain the capacity to issue sufficient Shares to enable the conversion of all of the outstanding Convertible Notes into Shares in accordance with the Conditions.

(ix)
ensure that in the event of either material asset sales or consolidation or merger or other business combination transactions, that the Noteholders be given at least 5 Business Days notice prior to the event and that the obligation on the notes are assumed by the surviving entity or acquiring entity such that the value of the Notes are not diminished by the event.  In any case given such an event the Noteholders can require the surviving or acquiring company to redeemed the Outstanding Notes for their Face Value plus any accrued but unpaid interest.

There are no other externally imposed capital requirements.

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in risks and in the market. These responses include the management of debt levels, distributions to shareholders and share issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior year.

25.	Reserves

1.	Share based payments reserve

The share based payments reserve arose on the cumulative issue of 70,000 options and 415,000 performance shares to various officers of the Company. Refer to note 30 for details of the share based payments.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2.	Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.	Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

26.	Capital and Leasing Commitments

		2011	2010
		$’000	$’000
a.	Operating Lease Commitments
	- not later than 12 months	218	186
	- between 12 months and 5 years	967	927
	- greater than 5 years	2,227	2,786
		3,412	3,899

Mission Biotechnologies Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia. The term of the sub-lease is from 1st March 2006 to 30th December 2027. The rental value increases by 10%, commencing 1 January 2007, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2007, the annual rental will be increased by 10%.

Mission Biofuels Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia for the 250,000 TPA plant. The term of the sub-lease is from 1st June 2007 to 31st December 2027.  The rental value increases by 10%, commencing 1 January 2010, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2013, the annual rental will be increased by 10%.

Office lease – Perth

The office lease is for a term of 1 year from 1 February 2011.

Lease Commitments– India

Mission Biofuels India Pvt Limited has entered into cancellable lease agreements for the office premises, godown (warehouse), guest house, car and nurseries, renewable by mutual consent on mutually agreeable terms. The company has entered into a number of lease agreements throughout India. Lease terms range between 3 and 36 months.

Capital Expenditure Commitments

	2011	2010
	$’000	$’000
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants19	5,228	6,349
Other	62	1,436
	5,290	7,785

Payable:
- not later than 12 months	5,290	7,785
	5,290	7,785

19 This value is net of late delivery charges and other costs the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

27.	Contingent Liabilities and Contingent Assets

The company has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount not paid. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the Group has been assessed for income tax with a provisional assessment raised, despite losses incurred within this subsidiary. Management disputes this assessment and is in discussion with the relevant income tax authorities seeking clarity on the basis of the assessment. The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2011.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

28.	Segment Reporting

	Biodiesel Refining (Malaysia)			Jatropha (India)			Power generation (India)			Corporate		Consolidated (Continuing Operations)

	2011		2010	2011		2010	2011		2010	2011	2010	2011	2010

	$’000		$’000	$’000		$’000	$’000		$’000	$’000	$’000	$’000	$’000

Primary Reporting — Business Segments

Revenue

Revenue	13,468	20	13,867	89	21	-	523	22	527	-	-	14,080	14,394

Other revenue	192		153	864		1,869	-		-	1,813	44	2,869	2,066

Total segment revenue	13,660		14,020	953		1,869	523		527	1,813	44	16,949	16,460

Impairment	2,046		71,407	-		-	298		1,682	1,157	-	3,501	73,089

Result

Segment result before tax	(6,198)		(76,126)	(4,797)		(12,803)	36		(1,910)	(10,712)	(6,932)	(21,671)	(97,771)

Profit/loss from ordinary activities before income tax												(21,671)	(97,771)

Income tax expense												1	(29)

Net profit/(loss)												(21,670)	(97,800)

Segment assets	10,528		10,093	1,955		3,168	2,379		5,736	21,736	14,752	36,598	33,749

Segment liabilities	6,209		2,816	687		931	2,278		3,280	57,172	56,410	66,346	63,437

Acquisitions of property, plant and equipment	2,702		2,282	135		174	-		-	326	-	3,163	2,456

Depreciation and amortisation	217		1,691	132		91	166		292	47	44	562	2,118

20 Sales from the refining business unit are primarily to two customers in 2011 and one customer in 2010.

21 Sales of biological assets are to a large number of individual contract farmers.

22 Power generation revenue is from one customer.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Segment reporting accounting Policies

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Managing Director/Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists.  Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation.  While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis.  Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings.  Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments.  The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the Group at an arm’s length.  These transfers are eliminated on consolidation.

Business and Geographical Segments

The Group has three key business segments. The Group’s business segments are located in Malaysia, India and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia, the Jatropha business segment which is located in India and the Power generation segment (India).

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

29.	Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit	2011	2010
(loss) after Income Tax	$’000	$’000

Profit / (Loss) after income tax	(21,670)	(97,800)

Non cash flows in profit / (loss)

Depreciation of plant and equipment	562	2,118

Amortisation of Convertible Note Costs	379	404

Gain on the restructure of Convertible Note	(1,734)	-

Amortisation of Equity portion of Convertible Note	2,003	1,889

Provision for employee benefits	20	15

Impairment of Trade Receivables	1,930	9,160

Discounting of long term receivables	-	-

Impairment of assets	3,501	73,829

Share based payment expense	3,324	1,276

Net cash provided by / (used in) operating activities before change in assets and liabilities	(11,685)	(9,109)

Change in assets and liabilities

- (Increase) decrease in receivables	(6,169)	505

- (Increase) decrease in inventories	(5,090)	2,442

- (Increase) decrease in biological assets	1,389	(912)

- (Increase) decrease in other assets	(524)	355

- (Increase) decrease in deferred tax and current tax	17	(16)

- Increase (decrease) in creditors and accruals	5,378	(166)

Foreign Currency Adjustments	1,595	(1)

	(3,404)	2,207

Cash (used in) operations	(15,089)	(6,902)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Credit Standby Facilities with Banks

	2011	2010

	$’000	$’000

Loan facilities	2,558	3,663

Amount utilised	(2,558)	(3,663)

	-	-

Facilities at June 2011 relate term loans for the funding of various items of Property, Plant and Equipment. The loan terms range from five to eight years with interest rates from 3.4% to 16.75%. These loans do not have an option to extend.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

30.	Interests and Remuneration of Key Management Personnel

	2011	2010

	$000	$000

Salaries	1,457	1,293

Non-cash benefits	15	10

Post employment benefits	73	59

Share based payments	3,245	1,220

Total	4,790	2,582

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Options

	Balance 1/7/2009	Expired		New issue	Balance 1/7/2010	Balance after consolidation at 50:123	Lapsed	Balance 30/6/2011	Vested

Director
Guy Burnett24	-	-		1,750,000	1,750,000	35,000	(35,000)	-	-
Executive
James Garton25	1,750,000	-		-	1,750,000	35,000	(35,000)	-	-
Third parties
For services rendered in 2009 equity raising	731,492	(365,746	)26	-	365,746	7,315	-	7,315	7,315
TOTAL	2,481,492	(365,746)		1,750,000	3,865,746	77,315	(70,000)	7,315	7,315

23	Shareholders approved a share consolidation of 50:1 on 23 March 2011.

24
Grant date was 19 October 2009, share price on grant date was $14.25, exercise price is $8.5, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

25
Grant date was 25 June 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

26
Share price on grant date was $8, volatility and risk free rate used in valuation was 138.77% and 4.16% respectively, exercise price is $50/$60. Prices adjusted to reflect the impact of the share consolidation.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Performance rights

	Balance 30/6/2009		New issue		Exercised	Lapsed	Balance 30/6/2010	New Issue		Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance 30/06/2011	Vested and unexercised at 30/06/2011

Director
Nathan Mahalingam	-		-		-	-	-	5,000,000	27	(3,333,332)	-	1,666,668	33,334	-	33,334	-
Guy Burnett	-		1,500,000	28	(200,000)	(300,000)	1,000,000	5,000,000	29	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-

Executives																-
James Garton	1,500,000		5,000,000	30	(200,000)	(300,000)	6,000,000			(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-
Senior employees collectively	1,200,000	31	-		(119,999)	(293,334)	786,667	1,550,000	32	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	3,333
Total	2,700,000		6,500,000		(519,999)	(893,334)	7,786,667	11,550,000		(11,346,662)	(50,000)	7,940,005	158,810	(25,733)	133,077	3,333

Refer to the Remuneration report for full details on key management personnel remuneration and benefits

27 Grant date was 6 July 2010, share price and fair value on grant date was $13.25.  The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

28 Grant date was 19 October 2009, share price on grant date was $14.25, fair value at grant date was $10.69.

29 Grant date was 6 July 2010, share price and fair value on grant date was $13.25.The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

30 Grant date was 30 March 2010, share price on grant date was $17.25, fair value at grant date was $12.94.The performance shares vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

31 Grant date was 25 June 2009; share price on grant date was $9.25and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at 31/12/2009, 30/06/2010 and 31/12/2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by 30 June 2010, EPS of A$3.00 by 30 June 2011, and EPS of A$7.50 by 30 June 2012.

32 Grant date was 28 September 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at 31/12/2010, 30/06/2011 and 31/12/2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by 30 June 2011, EPS of A$7.50 by 30 June 2012 and EPS of A$7.50 by 30 June 2013.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

31.	Related Parties

	2011	2010

	$’000	$’000

Transactions between related parties are on a normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

Other Related Parties

Management fee charged to Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company	656	668

Management fee charged to Mission Biofuels Sdn Bhd, a 100% owned subsidiary company	985	332

Sale of Jatropha crude oil between Mission’s controlled subsidiaries	10	121

Increase in investment by Mission NewEnergy Ltd in Mission Biofuels India PL, via Mission Agro Energy Ltd	2,713	1,826

Increase in investment by Mission NewEnergy Ltd in Mission Biofuels SB	3,989	-

Increase in investment by Mission NewEnergy Ltd in Mission biotechnologies SB	-	9,349

Inter Company Loan Balances

		2011	2010

		$’000	$’000

Loan From	Loan To	Amount	Amount
Mission New Energy Ltd	Mission Agro Energy Ltd	551	486

Mission New Energy Ltd	Mission Biotechnologies Sdn Bhd	13,250	133

Mission New Energy Ltd	Mission Biofuels Sdn Bhd	261	516

Mission Biotechnologies Sdn Bhd	Mission Agro Energy Ltd	100	100

Mission Biofuels Sdn Bhd	Mission Biotechnologies Sdn Bhd	36	-

Mission Biotechnologies Sdn Bhd	Mission Biofuels Sdn Bhd	-	111

Mission Biotechnologies Sdn Bhd	Mission Biofuels (India) Pvt Ltd	66	112

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

32.	Financial Instruments

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, secured loans, convertible notes, other financial assets, accounts receivable, accounts payable, and loans to and from subsidiaries.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The fair value hierarchy presented below categorises the fair value instruments into Groups by valuation method;

Level 1: quoted prices in active markets,

Level 2: inputs, other than quoted prices that are observable, and level 3: inputs that are not based on observable market data.

Fair value of financial instruments

	Carrying amount $,000	Fair Value $,000	Level 1	Level 2	Level 3

Financial assets

Cash and cash equivalents	15,761	15,761	-	15,761	-

Other Financial Assets	139	139	-	139	-

Derivative assets - forward exchange contracts used for hedging	39	39	39	-	-

Receivables (Current)	6,583	6,583	-	-	6,583

Receivables (Non-current)	-	-	-	-	-

Financial liabilities

Trade and other payables	7,059	7,059		-	6,802

Current loans	14,907	14,971	-	14,991	-

Non-current loans	44,287	44,845	-	48,845	-

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Non-current receivables are carried at a discounted value, which reflects the fair value.

Non-current loans are carried at amortised cost, with the fair value being determined using a discounted cash flow model incorporating current commercial borrowing rates.

Interest rate risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt.  For further details on interest rate risk refer to the table below under liquidity risk. The Group’s main interest rate risk, being fair value interest rate risk, arises from the long term convertible note debt held by the parent.

Group sensitivity

At 30 June 2011, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

•	Effect on post tax profit – A$ Nil million lower/higher (2010: A$ Nil million lower/higher)
•	Equity would have been – A$ Nil lower/higher (2010: A$ Nil million lower/higher)
•	The fair value of convertible notes – A$ 344 thousand higher/A$ 341 thousand lower (2010: A$ 0.28 million lower/higher

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringgit and the US dollar.

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2011, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Effect on cash and cash equivalent – A$ 0.941 million lower/ A$1.15 million  higher (2010: A$ 1.0 million lower/ A$1.0 higher)

Profit and Loss would have been – A$ 0.941 million lower/ A$1.150 million higher (2010: A$ 1.0 million lower/ A$1.0 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had in place a number of forward exchange contracts to protect against adverse movements in currency risk inherent in a sales contract. Cash flow hedge accounting has been applied, with the fair value being $39,000 at reporting date, and the corresponding effective value being reflected in other comprehensive income. The cash flows relative to these hedges are expected to occur within two months of the reporting date.

Credit risk

Credit risk arises from the sale of biodiesel, Jatropha Curcas saplings and cash held at period end.

Cash is only held in accredited banks and credit risk arising from the sale of biodiesel is managed through the use of Letter of Credits.

Credit risk arising from sales of Jatropha Curcas saplings is managed through the following approach:

Sales of Jatropha Curcas saplings to contract farmers are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming. The sale is concluded via a Demand Cum Delivery Note, which states that the balance owing is at call by Mission Biofuels India Pvt Limited,

A portfolio approach, where a large number of relatively low value sales (around AU$250 per contract farmer, depending on the contract farming acreage) are made to a geographically disbursed series of contract farmers, Contract farmers are required to incur considerable expense to prepare the land, prior to delivery of saplings by Mission Biofuels India Pvt Limited, and thus have significant incentive to ensure the crop is viable.

Mission Biofuels India Pvt Limited has entered into contract farming agreements with each farmer to purchase back the oil seeds produced by the Jatropha Curcas saplings sold to the farmers. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds.

Mission Biofuels India Pvt Limited has in place memoranda of understanding with a number of leading financial institutions in India who have expressed a desire to loan monies directly to the contract farmers to fund their working capital requirements. Disbursement of these loans will assist the farmers in repaying monies owed to Mission Biofuels India Pvt Limited.

These financial institutions have formulated specific schemes of financing for Jatropha farming.

In addition, the National Bank for Agriculture and Rural Development (NABARD) of India (apex body for agricultural financing) has in place a standardised scheme of financing to farmers of Jatropha Curcas.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Several financial institutions, who do not have memoranda of understanding with the Company, have also disbursed loans to the contract farmers of the Company based on the standardised scheme stipulated by NABARD.

Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company.

Second Biodiesel plant guarantee

The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

Commodity Risk

The Group is exposed to market prices of input costs into the production of biodiesel. The key raw material currently being used to manufacture biodiesel is crude palm oil. This risk is managed by negotiating ‘cost plus a margin’ sales contracts which minimises the Group’s exposure to variations in this key input cost.

Group sensitivity

At 30 June 2011, if the price of crude palm oil had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on post tax profit – A$ Nil lower/higher

Equity would have been – A$ Nil lower/higher

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Financial Instruments (cont’d)

Liquidity risk

			Weighted Average Interest Rate
	2011	2010	2011	2010
	$'000	$'000%		%
Financial Assets:
Cash and cash equivalents	15,761	17,155	2.9%	0.1%
Other financial assets	178	26	-	-
Loans and Receivables	6,583	4,168	-	-
	22,522	21,349
Financial Liabilities:

Current debt
Floating Interest Rate	494	624	15.13%	13.56%
Fixed Interest Rate	14,413	-	4%	4%
Non Interest Bearing	7,059	3,602	-	-
Total Current Debt	21,966	4,226

Non-current debt (1 to 5 Year)

Floating Interest Rate	2,064	3,039	15.80%	13.99%
Fixed Interest Rate	42,223	55,989	4%	4%
Non Interest Bearing	-	109
Total Non Current Debt	44,287	59,137

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

33.	Parent entity information

2011	2010

Information relating to Mission NewEnergy Limited:	$’000	$’000

Current assets	21,233	13,445

Total assets	22,010	33,740

Current liabilities	(14,948)	(422)

Total liabilities	(57,172)	(56,410)

Net asset (deficit)/surplus	(35,162)	(22,670)

Issued capital	96,697	76,530

Retained loss	(142,665)	(109,888)

Share based payments reserve	4,866	1,542

Convertible notes reserve	5,940	9,146

Total shareholders’ equity	(35,162)	(22,670)

(Loss)/profit of the parent entity	(35,983)	(88,636)

Total comprehensive income of the parent entity	(35,983)	(88,636)

Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries 33	5,209	7,769

Details of any contingent liabilities of the parent entity34	-	-

Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	969	35

33 The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

34 See the Contingent Liability note 27

35 Being a letter of credit provided by the parent entity for the purchase of equipment by a subsidiary.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

34.	Impairment of loans and investments

	2011	2010

	$’000	$’000

Non-Current asset held for sale	161	161

Loans, receivables and advances to jointly controlled entity/subsidiary	242	242

Less: Cumulative Provision for impairment	(403)	(403)

Carrying value	-	-

Provision in the consolidated income statements	-	-

35.	Non-current assets held for sale

On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Limited (MADIPL). Subsequently the Board has exercised an option to sell the Groups shareholding in MADIPL to the remaining shareholders. However, as no firm outcome on the sale has been achieved, the Board considered it prudent for the Group to fully provide for the carrying value of the investment.

36.	Subsequent events

Other than the matter mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

At the date of this report, the Board has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities (refer note 22).

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

37.	Prior period adjustment

With the move to undertake a second public listing in the United States of America (USA), the Board has taken steps to ensure that the financial statements meet the USA regulatory requirements, as well as Australian requirements. In order to address a difference in these regulatory requirements, Mission is required to make a further provision for certain receivables in the feedstock business unit so that it can comply with the US regulatory requirements. This has had the effect of increasing the provision for doubtful debts by A$4.3 mil with a corresponding impact on profit and loss. The impact of this adjustment has been reflected in the 30 June 2010 financial results and shown as a prior year adjustment. Accordingly, the prior period’s results have been restated to reflect the impact of these adjustments. This accounting adjustment has no impact on the cash flows of the Group. There is no impact to the results of operations for the twelve months ended 30 June 2009.

The net impact of the adjustment is as follows:

	30 June 2010 as previously reported $’000	Adjustment $’000	Revised 30 June 2010 $’000

Statement of comprehensive income

Provision for doubtful debts	(4,839)	(4,321)	(9,160)

Net profit attributable to members of the parent entity	(93,479)	(4,321)	(97,800)

Statement of financial position

Receivables – non current	4,321	(4,321)	-

Retained earnings	(112,938)	(4,321)	(117,259)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

38.	Company Details

The registered office of the company is:  Mission NewEnergy Limited, Tempo Offices, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy Limited
Head Office
Unit 4, 97 Hector Street West, Osborne Park, WA 6017, Australia

Malaysia	Mission Biofuels Sdn Bhd	Mission Biotechnologies Sdn Bhd

	Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor	Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Enviro Mission Sdn Bhd

Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Mauritius	Mission Agro Energy Limited

9th Floor Ebene Tower

52 Cybercity

Ebene

Republic of Mauritius

India	Mission Biofuels (India) Pvt Limited	Mission Agro Diesel (India) Pvt Limited

	Shops nos. 1,2 and 3	608 Powai Plaza,

	Sun heights, Ground floor	Hiranandani Business Park

	Gandhingar bridge	Powai, Mumbai - 400076,

	Adishankaracharyya Marg	India

Powai, Mumbai

Maharashtra

India, 400 076

USA	Scarborough Beach Holdings, Inc.	PJ Trading, LLC

	300 E. Basse Road, Suite 1539, San Antonio, TX, USA 78209	300 E. Basse Road, Suite 1539, San Antonio, TX, USA 78209

PJ Trading Pennsylvania, LLC

300 E. Basse Road, Suite 1539, San Antonio, TX, USA 78209