Form 20-F/A
period 2011-06-30
Mission NewEnergy Ltd
filed 2012-05-10
CIK 1463471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes     ☒ No

Explanatory Note

We filed our Annual Report on Form 20-F for the fiscal year ended June 30, 2011 with the Securities and Exchange Commission (the “SEC”) on December 28, 2011 (the “Original Report”). We are filing this Amendment No. 1 on Form 20-F/A (this “Amendment”) for the sole purpose of correcting the numbering in the exhibit index to the Original Report to properly renumber Exhibit 4.16. No other changes to the Original Report are included in this Amendment other than the change described above. We have made no attempt in this Amendment to modify or update the disclosures presented in the Original Report other than as noted above. Also, this Amendment does not reflect events occurring after the filing of the Original Report. Accordingly, this Amendment should be read in conjunction with the Original Report and our other filings with the SEC subsequent to the filing of the Original Report.

Item 19. Exhibits

EXHIBIT NUMBER		Description of Exhibit

1.1		Constitution of Mission NewEnergy (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.1		Convertible Note Deed Poll (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.2		Employee Option Plan Rules (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.3		Executive Performance Rights Plan (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.4		EPCC contract with KNM Process Systems Sdn Bhd (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.5	#	Product Supply Agreement with Valero Marketing and Supply Company (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.6		Form of Access, Indemnity and Insurance Deed for Directors and Ex-Directors (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.7		Employment agreement (as renewed) with Nathan Mahalingam (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.8		Employment agreement with Guy Burnett (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.9		Employment agreement with James Garton (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.10		Employment agreement of Kalaiselvan Somasundaram (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.11		Employment agreement of Nadason Sinnasami (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.12		Technology License Agreement with Crown Iron Works Company (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.13		Technology Transfer Agreement with Axens (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.14		Long Term Supply Contract with Cargill Palm Products Sdn Bhd (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.15		Agreement (as amended) with Trafigura Beheer B.V. Amsterdam (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.16	*##	Long Term Supply contract, dated as of April 1, 2011, by and between Felda Marketing Services Sdn. Bhd. And Mission Biotechnologies Sdn. Bhd.

4.17	*	Employment Agreement of Samsudeen Ganny, dated as of June 21, 2011.

8.1	*	List of Subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14 (b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended.

__________

* Previously filed.

#	Order for confidential treatment of portions of this document has been granted by the SEC pursuant to Rule 406 of the Securities Act.
##	Confidential treatment being requested with respects to certain portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mission NewEnergy Limited

Date: May 10, 2012	By:	/s/ Guy Burnett
	Name:	Guy Burnett
	Title:	Chief Financial Officer and Company Secretary