Form 20-F/A
period 2011-06-30
Mission NewEnergy Ltd
filed 2012-09-27
CIK 1463471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12( b ) OR 12( g ) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15( d ) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ___________________

Commission file number: 001-35022

Mission NewEnergy Limited

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Western Australia, Australia
(Jurisdiction of incorporation or organization)

Unit B2, 431 Roberts Rd

Subiaco, Western Australia 6008
(Address of principal executive offices)

Guy Burnett

Chief Financial Officer and Company Secretary

+61 8 6313 3975; guy@missionnewenergy.com

Unit B2, 431 Roberts Rd

Subiaco, Western Australia 6008, Australia
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

☐ Yes      ☒ No

EXPLANATORY NOTE

We filed our Annual Report on Form 20-F for the fiscal year ended June 30, 2011 with the Securities and Exchange Commission (the “SEC”) on December 28, 2011 (the “Original Report”). On May 10, 2012, we filed an Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to the Original Report for the sole purpose of correcting the numbering in the exhibit index to the Original Report to properly renumber Exhibit 4.16. We are filing this Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) for the sole purpose to include a revised audit report from our independent registered accountant which contains an opinion that our financial statements are fairly stated in all material respects in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. We have made no further changes to the Original Report, as amended by Amendment No. 1. Our ordinary shares were delisted from trading on The NASDAQ Global Market effective July 9, 2012 and currently trade on the OTC Bulletin Board under the symbol “MNELF” and on the Australian Stock Exchange under the symbol “MBT.” This Amendment No. 2 does not reflect events occurring after the filing of Amendment No. 1, nor does it modify or update the disclosures and information contained in Amendment No. 1 in any way other than described in this paragraph. Accordingly, this Amendment No. 2 should be read in conjunction with the Original Report, as amended by Amendment No. 1, and our other filings with the SEC subsequent to the filing of the Original Report.

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

	2011 U$ (1)	2011 A$	2010 A$	2009 A$	2008 A$	2007 A$

		(in thousands, except share and per share data)
Income Statement data:
Total sales revenue	13,946	14,080	14,394	43,368	9,403	77
Total other income	2,842	2,869	2,066	11,809	20,530	1,436
Cost of sales	(13,854)	(13,987)	(15,021)	(45,709)	(10,964)	(46)
Employee benefits expense	(7,455)	(7,527)	(5,307)	(5,117)	(2,694)	(1,476)
Other income (expenses)	(11,706)	(11,818)	(88,751)	(19,271)	(5,962)	(1,433)
Finance costs	(5,238)	(5,288)	(5,152)	(8,401)	(5,868)	(269)
Profit/(loss) from operations before income tax	(21,465)	(21,671)	(97,771)	(23,321)	4,445	(1,711)
Income tax (expense) benefit	1	1	(29)	(434)	(161)	(199)
Net (loss)/profit	(21,464)	(21,670)	(97,800)	(23,755)	4,284	(1,910)
Basic and diluted earnings (loss) per share (2)	(3.47)	(3.50)	(20.76)	(12.00)	2.31	(1.05)
Weighted average ordinary number of shares outstanding (3)	6,199,265	6,199,265	4,711,249	1,979,725	1,852,853	1,820,000
Balance Sheet data:
Total current assets	31,376	29,236	25,007	26,372	54,317	79,714
Total assets	39,277	36,598	33,749	118,030	114,580	103,288
Total current liabilities	23,674	22,059	4,300	9,550	10,379	2,666
Total non-current liabilities	47,529	44,287	59,137	57,441	55,579	53,102
Total liabilities	71,203	66,346	63,437	66,991	65,958	55,768
Retained earnings (accumulated losses)	(145,655)	(135,720)	(117,259)	(19,475)	2,904	(2,433)
Total equity	(31,926)	(29,748)	(29,688)	51,039	48,622	47,520
Other financial data:
Dividends per share	-	—	—	—	—	—

(1)	The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2011, which exchange rate was A$1.00 = US$1.0732. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2010 to June 30, 2011 which as A$1.00 = US$0.9905. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(2)	Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period, after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

(3)	The weighted average number of ordinary shares outstanding is shown after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

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

4

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

Changes in government policy could adversely affect our business .

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

Agronomy Practice :  The amount of the yield is based on grade of farmer, plant architecture, weeding, planting practices.

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

The above figures are illustrative and not intended to be a projection . The yields that we actually achieve cannot be accurately predicted from the limited data we have available on our immature cultivations and could vary outside of the ranges shown.

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

Our net production costs of Jatropha-based biodiesel

We have successfully delivered our first commercial scale crush of Jatropha oil. From this we have generated sufficient cost data to estimate our cost of producing and delivering Jatropha-based biodiesel to the United States, without subsidies or government support. This estimated amount is US$107.13 per barrel, which includes US$36.32 per barrel of logistics costs related to accumulating and temporarily storing Jatropha seeds and transporting crude Jatropha oil to our refinery and finished biodiesel to the United States. Our business model entails buying seeds from our farmers, which, when crushed, yield crude Jatropha oil and Jatropha seed cake. We estimate that we will be able to realize US$43.78 per barrel from the Jatropha seed cake and other by-products sales at prevailing market prices. Therefore, based on our analysis of historical results, we estimate that our effective net cost of goods sold ( i.e. , total cost less revenue realized from by-products) for Jatropha-based biodiesel could be US$63.35 per barrel.

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

Summary of Historic Sales

The tables below outlines Mission’s historic sales by country and by product:

Indian Operations:
Description	Fiscal Year June 2009	Fiscal Year June 2010	Fiscal Year June 2 011
	Indian rupees, in millions
Agricultural Income	296,868	27,538	36,250
Wind Mill electricity generation	18,114	21,473	23,345
Crude Jatropha Oil	—	5,006	1,305
Others	—	—	3,801
Total	314,982	54,017	64,701

Malaysian Operations:
Description	Fiscal Year June 2009	Fiscal Year June 2010	Fiscal Year June 2011
	Malaysian ringgits
Biofuels	108,738,699	39,288,051	40,717,910
Pure Glycerin	2,603,501	196,556	-
Crude Glycerin	2,113,408	815,584	369,158
PFAD	2,633,486	1,035,293	693,904
Crude Jatropha Oil	-	-	146,082
Total	116,089,093	41,335,484	41,927,054

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

Comparison of Results of Operations

Fiscal 2011 compared with fiscal 2010

Revenue . Revenue increased by A$0.4 million (3%) from A$16.5 million in fiscal 2010 to A$16.9 million in fiscal 2011 principally as a result of an increase in other revenue (increased A$ 0.8 million from A$ 2.0 million in 2010 to A$2.9 million in 2011). On the other hand, revenue from the refining segment reduced marginally (reduced A$ 0.04 million from A$13.9 million in 2010 to A$13.5 million in 2011). Our refinery operated for approximately three months in fiscal 2011 and approximately three months in 2010. We operated at lower than full capacity (12% in 2011 and 14% in 2010. This lower capacity utilization was due to lower than expected demand as a result of the negative margin spread which existed between the potential sales price of biodiesel and the input costs to produce the biodiesel or more simply, the cost of producing biodiesel was more expensive than the price the market was prepared to pay for the biodiesel. The change in margin spread is as a direct comparison between the market price of crude palm oil as the key input for biodiesel and the price of ULSD which is closely linked to the price of crude oil. We expect that our revenue will increase from our refining operations if and when margins between the sales price and input costs are profitable, and other income in our feedstock operations if and when we sell more saplings and generate revenue from Jatropha crude oil sales.

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

Expenses . Total expenses decreased by A$74.5 million (75%) from A$99.2 million in fiscal 2010 to A$24.6 million in fiscal 2011 principally due to a non-cash impairment of property plant and equipment of A$73.1 million in fiscal 2010 compared to A$3.5 in fiscal 2011.

Additional movements in expenses include:

•	Employee benefits expenses. Employee benefit expenses increased A$2.2 million (42%) from A$5.3 million in fiscal 2010 to A$7.5 million in fiscal 2011 principally due to an increase in non-cash expenses related to equity based payments to employees.

•	Impairment of trade receivables. Impairment of trade receivables decreased A$7.2 million (79%) from A$9.2 million in fiscal 2010 to A$1.9 million in fiscal 2011. The reduction reflects the lower value of sales of Jatropha saplings in fiscal 2011 financial year. The impairment is driven by amendments to the USA renewable fuel standard, which requires Jatropha-based biodiesel to be approved, and thus the Board was unable to provide sufficient audit evidence at June 30, 2010 and June 30, 2011 to substantiate the recoverability of these receivables. Thus the Board has taken the decision to fully provide for the non-current receivables at June 30, 2010 and June 30, 2011.

•	Depreciation and amortization. Depreciation and amortization decreased approximately A$1.6 million (73.0%) from A$2.2 million in fiscal 2010 year to A$0.6 million in fiscal 2011, primarily due to the impairment of the Group's refinery assets in 2010.

•	Finance costs . Finance costs of A$5.3 million for the 2011 fiscal year are in line with the 2010 fiscal year.

Income tax.   Income tax expense decreased from A$29,000 in fiscal 2010 to A$1,000 in fiscal 2011.

(Lo ss) for the year.   As a result of the foregoing, our loss before income tax decreased from A$97.8 million in fiscal 2010 to A$21.7 million in fiscal 2011.

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

Kalaiselvan Somasundaram . Prior to his resignation from Mission NewEnergy in July 2011, Mr. Somasundaram had been Vice President (formerly having the title of director) of refining since 2009. He has over 30 years manufacturing experience, having worked for the Malaysian operations of MEMC from March 1981 to November 2001, Philips from November 2007 to April 2009 and Silterra from March 2003 to March 2007. Mr. Somasundaram commenced his career in process engineering, before moving to manufacturing, project management, facilities, plant engineering, automation and general management. Mr. Somasundaram has a Bachelor of Chemical Engineering, from the Indian Institute of Technology, India and a Masters of Business Administration from Oklahoma City University, United States.

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

	Balance 1/7/2009	Expired	New issue	Balance 1/7/2010	Balance after consolidation at 50:1 1	Lapsed	Balance 30/6/2011	Vested
Directors

Guy Burnett 2	-	-	1,750,000	1,750,000	35,000	(35,000)	-	-

Executive

James Garton 3	1,750,000	-	-	1,750,000	35,000	(35,000)	-	-
TOTAL	1,750,000	-	1,750,000	3,500,00	70,000	(70,000)	-	-

[1]	Shareholders approved a share consolidation of 50:1 on March 23, 2011.

[2]	Grant date was October 19, 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on June 30, 2011. Prices adjusted to reflect the impact of the share consolidation.

[3]	Grant date was June 25, 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on June 30, 2011. Prices adjusted to reflect the impact of the share consolidation.

Performance rights

	Balance 30/6/2009		New issue		Exercised	Lapsed	Balance 30/6/2010	New Issue		Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance 30/06/2011	Vested and unexercised at 30/06/2011
Director

Nathan Mahalingam	-		-		-	-	-	5,000,000	4	(3,333,332)	-	1,666,668	33,334	-	33,334	-

Guy Burnett	-		1,500,000	5	(200,000)	(300,000)	1,000,000	5,000,000	6	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-

Executives																-

James Garton	1,500,000	7	5,000,000	8	(200,000)	(300,000)	6,000,000			(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-

Senior employees collectively	1,200,000	9	-		(119,999)	(293,334)	786,667	1,550,000	10	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	3,333

Total	2,700,000		6,500,000		(519,999)	(893,334)	7,786,667	11,550,000		(11,346,662)	(50,000)	7,940,005	158,810	(25,733)	133,077	3,333

[4]	Grant date was July 6, 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011 for service.

[5]	Grant date was October 19, 2009, share price on grant date was $14.25, fair value at grant date was $10.69.

[6]	Grant date was July 6, 2010, share price and fair value on grant date was $13.25.The performance rights vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011for service.

[7]	Grant date was June 25, 2009, share price on grant date was $9.25 and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at December 31, 2009, June 30, 2010 and December 31, 2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by June 30, 2010, EPS of A$3.00 by June 30, 2011, and EPS of A$7.5 by June 30, 2012. The rights associated with the company performance criteria at June 30, 2010 and June 30, 2011 were not met, and hence the rights lapsed.

[8]	Grant date was March 30, 2010, share price on grant date was $17.25, fair value at grant date was $12.94.The performance shares vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011 for service.

[9]	Grant date was June 25, 2009, share price on grant date was $9.25 and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at December 31, 2009, June 30, 2010 and December 31, 2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by June 30, 2010, EPS of A$3.00 by June 30, 2011, and EPS of A$7.5 by June 30, 2012. The rights associated with the company performance criteria at June 30, 2010 and June 30, 2011 were not met, and hence the rights lapsed.

[10]	Grant date was September 28, 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at December 31, 2010, June 30, 2011 and December 31, 2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by June 30, 2011, EPS of A$7.50 by June 30, 2012 and EPS of A$7.50 by June 30, 2013.

D.	Employees.

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

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 8,634,036 as of November 28, 2011 by:

•	each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Principle Shareholders (1)	Number of Shares	Percentage
McDermott Industries Ltd (2)	2,000,000	20.76%
South Ferry #2 LP, its General Partners Abraham Wolfson and Aaron Wolfson, and its Portfolio Manager Morris Wolfson (3)	999,508	10.94%
Steven L. Way International LLC (5)	791,823	9.17%
Houston International Insurance Group (6)	846,410	9.80%
Directors and Executive Officers:
Nathan Mahalingam (4)	612,956	7.1%
James Garton	112,051	1.30%
Guy Burnett	112,001	1.30%
Dario Amara	2,000	*
Kalaiselvan Somasundaram	2,400	*
Datuk Zain Yusuf	—	—
Arun Bhatnagar	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	—	—
Peter Torre	—	—
Nadason Sinnasami	—	—
All directors and executive officers as a group (10 persons)	841,408	9.75%

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Mission NewEnergy.

(1)	Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is Mission NewEnergy Limited, Unit 4, 97 Hector Street West, Osborne Park, Western Australia 6017, Australia.

(2)	McDermott Industries Ltd holds all of their shares as trustee for Lee Swee Eng. Address is Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands. Includes 1,000,000 warrants exercisable within the next 60 days.

(3)	Address of c/o One State Street Plaza, 29 th Floor, New York, New York 1004. Includes 503,450 warrants exercisable within the next 60 days.

(4)	Address of Unit 725, 7 th Floor Block A, Kelana Centre Point No 3, Jalan Ss 7/19 47301, Pataling Jaya Selangor, Singapore. Includes 492,957 shares held by Mission Equities Sdn Bhd., a company in which Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, has a 34% pecuniary interest in and is considered a beneficial owner of the shares held by Mission Equities Sdn Bhd.

(5)	Address of 7941 Katy Freeway, #529, Houston, Texas, 77024. Includes (i) 777,021 shares owned of record by Stephen L. Way International, LLC and (ii) 14,802 shares owned by Stephen L. Way, principal of this entity. Information is based on a Schedule 13G filed with the SEC on May 2, 2011.

(6)	Address of 800 Gessner, Suite 600, Houston, Texas, 77024. Includes 846,410 shares of common stock. Information is based on a Schedule 13G filed with the SEC on May 2, 2011.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees .   The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2011 and 2010 were $258,000 and $137,000, respectively.

Non Audit Fees . A$0 and for the fiscal years ending 2011 and 2010.

Tax Fees .  The Company incurred fees totaling $ 6,000 during the fiscal year ended June 30, 2011. The Company incurred fees totaling $1,000 during the fiscal year ended June 30, 2010.

Audit-Related Fees .  A$0 and for the fiscal years ending 2011 and 2010.

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The consolidated financial statements for Mission NewEnergy Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

EXHIBIT NUMBER		Description of Exhibit

1.1		Constitution of Mission NewEnergy (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.1		Convertible Note Deed Poll (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.2		Employee Option Plan Rules (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.3		Executive Performance Rights Plan (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.4		EPCC contract with KNM Process Systems Sdn Bhd (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.5	#	Product Supply Agreement with Valero Marketing and Supply Company (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.6		Form of Access, Indemnity and Insurance Deed for Directors and Ex-Directors (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.7		Employment agreement (as renewed) with Nathan Mahalingam (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.8		Employment agreement with Guy Burnett (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.9		Employment agreement with James Garton (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.10		Employment agreement of Kalaiselvan Somasundaram (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.11		Employment agreement of Nadason Sinnasami (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.12		Technology License Agreement with Crown Iron Works Company (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.13		Technology Transfer Agreement with Axens (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.14		Long Term Supply Contract with Cargill Palm Products Sdn Bhd (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.15		Agreement (as amended) with Trafigura Beheer B.V. Amsterdam (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.16	*#	Long Term Supply contract, dated as of April 1, 2011, by and between Felda Marketing Services Sdn. Bhd. And Mission Biotechnologies Sdn. Bhd.

4.17	*	Employment Agreement of Samsudeen Ganny, dated as of June 21, 2011.

8.1	*	List of Subsidiaries.

12.1	**	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	**	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14 (b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended.

*	Previously filed.
**	Filed herewith.
#	Orders for confidential treatment of portions of these documents have been granted by the SEC pursuant to Rule 406 of the Securities Act and Rule 24b-2 of the Exchange Act.

SIGNATURES

 The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mission NewEnergy Limited

Date: September 27, 2012	By:	/s/ Guy Burnett
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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited and controlled entities as of 30 June 2010 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

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

Our Ref: 131211 Cab Audit Report Form 20-F-Final UPDATED 060912.Docx

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

Chartered Accountants

M J Hillgrove

Director - Audit & Assurance

Perth, 28 December 2011

CONSOLIDATED GROUP INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2011

	Note		2011	2010	2009
			$'000	$'000	$'000
Sales revenue	7		14,080	14,394	43,368
Other income	7		2,869	2,066	11,809
Total revenue			16,949	16,460	55,177
Cost of sales	8	a	(13,987)	(15,021)	(45,709)
Employee benefits expense	8	b	(7,527)	(5,307)	(5,117)
Net foreign exchange gains/(losses)			(1,769)	568	622
Consultants’ expenses			(328)	(594)	(518)
Hedging cost			(3)	(95)	(67)
Impairment of trade receivables	13		(1,930)	(9,160)	(8,334)
Impairment of inventories and biological assets			-	(740)	(2,947)
Impairment of assets	5	a	(3,501)	(73,089)	-
Shareholder expenses			(125)	(121)	(106)
Travel expenses	8	e	(766)	(886)	(1,109)
Research and development			(168)	(154)	(367)
Rental expenses			(176)	(271)	(247)
Other expenses from ordinary activities	8	c	(2,490)	(2,091)	(3,729)
Earnings before interest, tax, depreciation and amortisation			(15,821)	(90,501)	(12,451)
Depreciation and amortisation expenses			(562)	(2,118)	(2,469)
Finance Cost - amortisation	8	d	(2,382)	(2,293)	(5,004)
Finance costs			(2,906)	(2,859)	(3,397)
Profit/(loss) before income tax			(21,671)	(97,771)	(23,321)
Income tax (expense)/benefit	9		1	(29)	(434)
Net (loss)/profit for the year			(21,670)	(97,800)	(23,755)
Profit/(Loss) attributable to minority equity interest			-	-	95
Net (loss)/profit attributable to members of the parent entity			(21,670)	(97,800)	(23,660)
Basic earnings/(loss) per share	11		(3.50)	(20.76)	(12.00)
Diluted earnings/(loss) per share	11		(3.50)	(20.76)	(12.00)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010	2009
	$ ’000	$ ’000	$ ’000
(Loss)/Profit for the period	(21,670)	(97,800)	(23,660)
Other comprehensive income
Exchange differences on translating foreign operations	(1,917)	286	9,806
Gain on convertible note restructure	3,207	-	-
Effective portion of change in fair value of cash flow hedge	39	-	-
Other comprehensive income/(loss) for the period net of tax	1,329	286	9,806
Total comprehensive (loss) for the period	(20,341)	(97,514)	(13,854)
Attributable to owners of the parent	(20,341)	(97,514)	(13,854)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2011

	Note	2011	2010
		$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	12	15,761	17,155
Trade and other receivables	13	6,583	4,168
Biological assets	14	88	1,477
Inventories	15	6,242	1,671
Other financial assets	16	178	26
Other assets	20	354	457
Current tax assets	23	30	53
Total current assets		29,236	25,007
NON-CURRENT ASSETS
Trade and other receivables	13	-	-
Other financial assets	16	-	-
Property, plant and equipment	18	6,660	7,547
Intangible assets	19	-	1,013
Deferred tax assets	23	-	-
Other Assets	20	702	182
Total non-current assets		7,362	8,742
TOTAL ASSETS		36,598	33,749
CURRENT LIABILITIES
Trade and other payables	21	7,059	3,602
Financial liabilities	22	14,907	624
Short-term provisions		93	74
Total current liabilities		22,059	4,300
NON-CURRENT LIABILITIES
Other payables		-	109
Financial liabilities	22	44,287	59,028
Deferred tax liabilities	23	-	-
Total non-current liabilities		44,287	59,137
TOTAL LIABILITIES		66,346	63,437
NET ASSETS (DEFICIT)/SURPLUS		(29,748)	(29,688)

EQUITY
Issued capital	24	96,801	76,634
Reserves		9,171	10,931
Retained earnings (Accumulated losses)		(135,720)	(117,259)
Minority Interests		-	6
Total Equity (Deficiency)		(29,748)	(29,688)

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

CONSOLIDATED GROUP STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2011

	Note	2011	2010	2009
		$ ’000	$ ’000	$ ’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		10,128	17,126	53,362
Payments to suppliers and employees		(22,494)	(21,331)	(61,552)
Interest received		161	167	716
Finance costs		(2,909)	(2,859)	(3,248)
Income tax paid		25	(5)	(169)
Net cash (used in) operating activities	29	(15,089)	(6,902)	(10,891)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(3,957)	(7,540)	(14,099)
Purchase of performance bond investments		-	1,112	(1,299)
Receipt from investment in held to maturity investment and deposits		(137)	23	1,002
Net cash (used in) investing activities		(4,094)	(6,405)	(14,396)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)		20,167	15,511	16,172
(Repayments)/proceeds from borrowings		(527)	(574)	(3,787)
Net cash provided by financing activities		19,640	14,937	12,385
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		457	1,630	(12,902)
Cash and cash equivalents at beginning of the financial year		17,155	16,247	24,733
Effects of exchange rate fluctuations of cash held in foreign currencies		(1,851)	(722)	4,416
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	15,761	17,155	16,247

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

24.	Issued Capital

Fully paid ordinary shares	2011		2010
	$ ’000		$’000

Share Capital	96,801		76,634

Ordinary shares	Number		Number

At the beginning of reporting period	275,007,568		194,235,155

Ordinary shares issued

- November 2009	-		50,000,000

- February 2010	-		30,000,000

Conversion of warrants in January 2010	-		252,414

Shares issued on performance right conversion during the year	11,346,662		519,999

Subtotal	286,354,230	18	275,007,568

Share consolidation (50:1) – April 2011	5,727,085		-

Rounding adjustments	94		-

Revised ordinary shares post share consolidation	5,727,179		-

Share issue pursuant to Nasdaq listing – April 2011	2,785,000		-

Shares issued from conversion of convertible notes 23 June 2011	80		-

At reporting date	8,512,259		275,007,568

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

18 Shareholders approved a share consolidation of 50:1 on 23 March 2011.

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

Mission Biotechnologies Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia. The term of the sub-lease is from 1 st March 2006 to 30 th December 2027. The rental value increases by 10%, commencing 1 January 2007, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1 st January 2007, the annual rental will be increased by 10%.

Mission Biofuels Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia for the 250,000 TPA plant. The term of the sub-lease is from 1 st June 2007 to 31 st December 2027.  The rental value increases by 10%, commencing 1 January 2010, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1 st January 2013, the annual rental will be increased by 10%.

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

Capital Expenditure Commitments

	2011	2010
	$’000	$’000
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants 19	5,228	6,349
Other	62	1,436
	5,290	7,785

Payable:
- not later than 12 months	5,290	7,785
	5,290	7,785

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

A subsidiary within the Group has been assessed for income tax with a provisional assessment raised, despite losses incurred within this subsidiary. Management disputes this assessment and is in discussion with the relevant income tax authorities seeking clarity on the basis of the assessment. The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2011 .

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

28.	Segment Reporting

												Consolidated
	Biodiesel Refining											(Continuing
	(Malaysia)			Jatropha (India)			Power generation (India)			Corporate		Operations)
	2011		2010	2011		2010	2011		2010	2011	2010	2011	2010
	$’000		$’000	$’000		$’000	$’000		$’000	$’000	$’000	$’000	$’000

Primary Reporting — Business Segments

Revenue

Revenue	13,468	20	13,867	89	21	-	523	22	527	-	-	14,080	14,394

Other revenue	192		153	864		1,869	-		-	1,813	44	2,869	2,066

Total segment revenue	13,660		14,020	953		1,869	523		527	1,813	44	16,949	16,460

Impairment	2,046		71,407	-		-	298		1,682	1,157	-	3,501	73,089

Result

Segment result before tax	(6,198)		(76,126)	(4,797)		(12,803)	36		(1,910)	(10,712)	(6,932)	(21,671)	(97,771)

Profit/loss from ordinary activities before income tax												(21,671)	(97,771)

Income tax expense												1	(29)

Net profit/(loss)												(21,670)	(97,800)

Segment assets	10,528		10,093	1,955		3,168	2,379		5,736	21,736	14,752	36,598	33,749

Segment liabilities	6,209		2,816	687		931	2,278		3,280	57,172	56,410	66,346	63,437

Acquisitions of property, plant and equipment	2,702		2,282	135		174	-		-	326	-	3,163	2,456

Depreciation and amortisation	217		1,691	132		91	166		292	47	44	562	2,118

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Options

	Balance 1/7/2009	Expired		New issue	Balance 1/7/2010	Balance after consolidation at 50:1	23	Lapsed	Balance 30/6/2011	Vested

Director
Guy Burnett 24	-	-		1,750,000	1,750,000	35,000		(35,000)	-	-
Executive
James Garton 25	1,750,000	-		-	1,750,000	35,000		(35,000)	-	-
Third parties
For services rendered in 2009 equity raising	731,492	(365,746	)26	-	365,746	7,315		-	7,315	7,315
TOTAL	2,481,492	(365,746)		1,750,000	3,865,746	77,315		(70,000)	7,315	7,315

[23]	Shareholders approved a share consolidation of 50:1 on 23 March 2011.

[24]	Grant date was 19 October 2009, share price on grant date was $14.25, exercise price is $8.5, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

[25]	Grant date was 25 June 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

26	Share price on grant date was $8, volatility and risk free rate used in valuation was 138.77% and 4.16% respectively, exercise price is $50/$60. Prices adjusted to reflect the impact of the share consolidation.

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

33.	Parent entity information

2011	2010
Information relating to Mission NewEnergy Limited:	$’000	$’000

Current assets	21,233	13,445

Total assets	22,010	33,740

Current liabilities	(14,948)	(422)

Total liabilities	(57,172)	(56,410)

Net asset (deficit)/surplus	(35,162)	(22,670)

Issued capital	96,697	76,530

Retained loss	(142,665)	(109,888)

Share based payments reserve	4,866	1,542

Convertible notes reserve	5,940	9,146

Total shareholders’ equity	(35,162)	(22,670)

(Loss)/profit of the parent entity	(35,983)	(88,636)

Total comprehensive income of the parent entity	(35,983)	(88,636)

Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries 33	5,209	7,769

Details of any contingent liabilities of the parent entity 34	-	-

Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	969	35

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

