Form 20-F
period 2012-06-30
Mission NewEnergy Ltd
filed 2012-10-30
CIK 1463471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2012

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

Unit B2, 431 Roberts Rd,

Subiaco, Western Australia 6008, Australia
(Address of principal executive offices)

Guy Burnett

Chief Financial Officer and Company Secretary

+61 8 6313 3975; guy@missionnewenergy.com

Unit B2, 431 Roberts Rd,

Subiaco, Western Australia 6008, Australia
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, no par value

(Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2012: 9,452,415 Ordinary Shares

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

☒Yes      ☐ No

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

☐ Large accelerated filer	☐ Accelerated filer	☒Non-accelerated filer

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

i

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

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2010, 2011 and 2012 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our expectations regarding the market for Jatropha;

•	our expectations regarding the amount of Jatropha seeds that will be produced from our Jatropha acreage;

•	our belief regarding the amount of Jatropha oil that our Jatropha seeds will yield;

•	our beliefs regarding the design, technology, operation and maintenance of our refineries;

•	our ability to procure a sufficient supply of raw materials, in particular, suitable and cost competitive feedstocks;

•	our beliefs regarding the competitiveness of our products;

•	our beliefs regarding the advantages of our business model;

•	our expectations related to the restructuring we commenced in January 2012;

•	our expectations regarding the scaling and expansion of our production capacity;

•	our expectations regarding our ability to maintain and expand our existing customer base;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;

•	our future business development, results of operations and financial condition;

•	the effects of weather;

•	government regulatory and industry certification, approval and acceptance of our product and its derivatives; and

•	government policymaking and incentives relating to renewable fuels.

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

The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2012, 2011 and 2010 and the balance sheet data as at June 30, 2012 and 2011 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2009 and 2008 and the balance sheet data as at June 30, 2010, 2009 and 2008 have been derived from our audited financial statements that are not included in this annual report.

	2012 U$(1)	2012 A$	2011 A$	2010 A$	2009 A$	2008 A$
	(in thousands, except share and per share data)
Income Statement data:
Total sales revenue	28,170	27,289	14,080	14,394	43,368	9,403
Total other income	11,372	11,016	2,869	2,066	11,809	20,530
Cost of sales	(27,329)	(26,474)	(13,987)	(15,021)	(45,709)	(10,964)
Employee benefits expense	(4,321)	(4,186)	(7,527)	(5,307)	(5,117)	(2,694)
Other income (expenses)	(10,810)	(10,472)	(11,818)	(88,751)	(19,271)	(5,962)
Finance costs	(3,348)	(3,243)	(5,288)	(5,152)	(8,401)	(5,868)
Profit/(loss) from operations before income tax	(6,266)	(6,070)	(21,671)	(97,771)	(23,321)	4,445
Income tax (expense) benefit	(17)	(16)	1	(29)	(434)	(161)
Net (loss)/profit	(6,283)	(6,086)	(21,670)	(97,800)	(23,755)	4,284
Profit/(Loss) attributable to non-controlling interests	70	68	-	-	-	-
Profit/(Loss) attributable to members of the parent	(6,212)	(6,018)	(21,670)	(97,800)	(23,755)	4,284
Basic and diluted earnings (loss) per share (2)	(0.71)	(0.69)	(3.50)	(20.76)	(12.00)	2.31
Weighted average ordinary number of shares outstanding (3)	8,919,299	8,919,299	6,199,265	4,711,249	1,979,725	1,852,853
Balance Sheet data:
Total current assets	7,863	7,682	29,236	25,007	26,372	54,317
Total assets	10,956	10,703	36,598	33,749	118,030	114,580
Total current liabilities	2,418	2,362	22,059	4,300	9,550	10,379
Total non-current liabilities	31,952	31,215	44,287	59,137	57,441	55,579
Total liabilities	35,973	35,144	66,346	63,437	66,991	65,958
Retained earnings (accumulated losses)	(143,690)	(140,377)	(135,720)	(117,259)	(19,475)	2,904
Total equity	(25,018)	(24,441)	(29,748)	(29,688)	51,039	48,622
Other financial data:
Dividends per share	—	—	—	—	—	—

(1)	The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2012, which exchange rate was A$1.00 = US$1.0236. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2011 to June 30, 2012 which as A$1.00 = US$1.0323. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(2)	Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period, after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

(3)	The weighted average number of ordinary shares outstanding is shown after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

Exchange Rate Information

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States.

For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 30, 2012, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$1.0236. On October 19, 2012, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = U.S $ 1.0328.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At Period End	Average Rate (1)	High	Low
Fiscal year ended June 30,
2008	0.9562	0.9042	0.9644	0.7860
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
2011	1.0732	0.9905	1.0970	0.838
2012	1.0236	1.0323	1.1026	0.9453
Month ended
April 30, 2012	1.0410	1.0350	1.0447	1.0255
May 31, 2012	0.9711	0.9980	1.0345	0.9709
June 30, 2012	1.0236	1.0323	1.1026	0.9453
July 31, 2012	1.0522	1.0300	1.0522	1.0131
August 31, 2012	1.0334	1.0475	1.0591	1.0301
September 30, 2012	1.0388	1.0406	1.0561	1.0195
October 31, 2012 (through October 19, 2012)	1.0328	1.0276	1.0397	1.0188

(1)	For the fiscal years, determined by averaging noon buying rates on the last day of each full month during the fiscal year.

5

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. We incurred an operating loss for the year ended June 30, 2012 of $6.1 million (2011: $21.7 million), with net cash used in operating activities of $4.9 million (2011: 15.1 million). At June 30, 2012, the current assets less current liability surplus was $5.3 million (2011: $7.2 million) and the net asset deficiency $24.4 million (2011: $29.7 million). The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a).

During the financial year, the Company has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities at June 30, 2011. At June 30, 2012, the Company has a non-current liability for the series two convertible notes of A$32.9 million (nominal value).

As announced on August 17, 2012, a debt funding package has been agreed in principle with SLW International, LLC (“SLW”) a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility. In addition, the Company has sent a Notice of Meeting to Shareholders to approve a Convertible Note restructure. Please refer to the Subsequent events note (Note 34) for further information on these transactions. The restructure of the convertible note debt is subject to shareholder approval. The Group has appointed an independent expert to review whether the transaction is fair and reasonable to shareholders (as required by the ASX listing rules), in order to be able to recommend the transaction to shareholders. The Independent Expert’s Report and notice of meeting are finalized and have been sent to shareholders with the shareholder meeting to be held on November 23, 2012. Please refer to the subsequent events section in the F pages for details of an application lodged with the Takeovers Panel in regard to the funding arrangement and convertible note restructure. At the date of this report, the Takeovers Panel has declined to conduct proceedings in relation to this matter.

The Directors believe that at the date of this report the Group has sufficient financial resources at June 30, 2012 to meet its committed financial liabilities.

The financial statements for the fiscal year ended June 30, 2012 have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at June 30, 2012. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

•	Obtain shareholder approval for the proposed funding and restructure arrangements with SLW.
•	Failing approval of the SLW arrangements, raise debt or equity funding from other sources.
•	Generate positive cash flows from operations.
•	Raise cash through sale of assets and recovery of receivables.
•	Reduce cash outflows through cost control measures.

The Directors consider that there are reasonable grounds to expect that the Group will be able to meet its commitments through the measures listed above, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is material uncertainty whether the Group will be able to continue as a going concern.

If we are unable to generate sufficient alternative revenue to offset the losses from our primary business, our business and financial condition will suffer a significant adverse effect.

Revenue from our primary business, the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel, may not exceed our expenses for at least the foreseeable future. Should the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel not produce revenue in excess of our expenses there is substantial risk that we will not be able to generate enough alternative revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.

Our substantial level of non-current debt could impair our ability to service our indebtedness, finance our operations and compete with less leveraged players in the industry.

We have substantial non-current indebtedness. As of June 30, 2012, we had total non-current indebtedness of A$32.9 million, including approximately A$31.1 million (accounting value) outstanding under our convertible notes which is due and payable in May 2014, and A$1.8 million of other debt. Our high level of indebtedness could have important consequences. For example, it could:

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

In July 2010, the European Union introduced, effective December 5, 2010, the Renewable Energy Directive, which requires palm-based biodiesel to be based on new sustainability criteria. This will require the use of certified palm oil. Our production facilities have been registered and are compliant with the Renewable Energy Directive, although the majority of our suppliers of the palm oil feedstock that is used in our production facilities have not yet been certified. This includes Cargill and Felda, who have historically been our primary suppliers of palm oil, along with a range of palm oil producers and traders that supply to us. Failure by our suppliers of palm oil feedstock to satisfy the Renewable Energy Directive could affect our ability to sell palm-based biodiesel into the European Union. The European Union has been and remains a key market for us. Any limitation on our ability to sell biodiesel into the European Union could have a significant adverse effect on our business, financial performance and financial condition.

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

If we are unable to generate profitable sales this will significantly reduce our revenues and harm our results of operations.

In 2012, our biofuel revenue was generated primarily from three customers, with our by-products readily sold to a number of customers. Our contracts in 2012 have since expired and we cannot assure you that we will be able to source new customers and establish and maintain long-term relationships with such customers. As a result of our inability to find profitable sales contracts our refining operations are currently in care and maintenance. If we are unable to source new customers our revenues will be significantly reduced and could have a material adverse effect on our results of operations.

If we cannot find suitably qualified personnel to run our refineries we may be unable to deliver into sales contracts which may result in lost revenues and incurred costs.

The operation of our refineries requires suitably qualified personnel. With the current status of the refineries being in care and maintenance, the majority of personnel have been retrenched. The ability to restart the refineries may be affected by an inability to employ suitably trained staff.

If we cannot get the refineries to run successfully after being in care and maintenance. we may be unable to deliver into sales contracts which may result in lost revenues and incurred costs.

With the refineries being under care and maintenance, such non-operation may result in significant costly technical and mechanical delays if the decision were made to restart production.

An increase in cost or an interruption in the supply of our feedstock may inhibit production and adversely affect our financial performance.

The operation of our refineries is dependent on our ability to procure substantial quantities of suitable quality feedstock..

At this time, our refining operation is in care and maintenance and not operating. However, should we return to operations, the failure to procure a sufficient supply of raw materials satisfying our quality, quantity and cost requirements in a timely manner could impair our ability to produce our products or could increase our costs. Any interruption to the supply of suitable quality feedstock may result in disruptions in production or reduced output, which may materially and adversely affect our financial performance.

Additionally, our financial results are substantially dependent on the prices for our feedstock. A substantial increase in feedstock price relative to the value of our end products would adversely affect our financial performance. Although we may attempt to offset the effects of fluctuations in prices by entering into arrangements with our customers on a feedstock price plus contract basis through which we receive a predetermined margin over the price of the feedstock or by engaging in transactions that involve exchange-traded futures contracts (or other contractual arrangements securing future commodity prices), the amount and duration of these hedging and risk mitigation activities may vary substantially over time. These activities also involve substantial risks.

Our contract farming model is subject to inherent risks and if we cannot improve the results of poor performing farmers in certain states, our Jatropha oil yield and the results of our operations will be adversely impacted.

We have entered into contracts with farmers in India to grow the Jatropha plants and provide the seeds that are crushed to produce feedstock oil. However, there is no assurance that the contracted farmers will be able meet our expected yields of seeds for feedstock oil whether due to the poor farm management of individual farmers or the poor health, low productivity or mortality of the Jatropha plants. Further as we have restructured our operations in India and substantially reduced our field force we may not be able to influence the agronomy activities of our contract farmers or be engaged in contract farming at all. We may be unable to enhance the results of the low performing states or focus our operations in the areas giving the best results. Our contract farming operation is based on contract farming and that the Jatropha oil is primarily an agricultural product subject to agronomic risks, it is unlikely that all recorded acreage will provide us with Jatropha oil and we can provide no assurances as to our Jatropha oil yield. Further, as yields are below expectations, and we have been unable to accurately predict yields in the past, resulting in an inability to predict yields going forward, a decision has been made not to expand the contract farming acreage until more clarity can be obtained on yields.

Insufficient funds to fund the contract farming model would severely limit the ability to gain value from the contract farming operations.

Our operations require a large field force in order to manage the contract farming operations. An inability to fund this field force would likely result in uneconomic quantities of Jatropha seeds being collected to make the business operation financially viable.

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

As we continue with our downscaled Jatropha cultivation, we remain reliant on palm oil as a feedstock. If the price of palm oil is greater than the value of our biodiesel, which is priced relative to ultra low sulphur diesel (“ULSD”), we may not be able to profitably sell biodiesel into the immediate cash payment and delivery market. Our ability to supply palm-based biodiesel profitably is based on having positive margins where our input costs are lower than the value of our refined product. We are unable to influence the price of palm oil or the price of biodiesel. Resultantly, our biodiesel profitability is reliant on the existence of a positive spread between these two commodities. As we only operate when a positive operating margin exists, we have and expect to continue to have in the future erratic capacity utilization which may adversely affect our results of operations.

We have suffered and may continue to suffer low capacity utilization if we are unable to secure term contracts.

Given the volatility of profit margins on biodiesel production due to fluctuations in commodity pricing for palm oil and the value of our finished product, we have not converted palm oil to biodiesel unless we have a committed contract customer willing to accept pricing based on our cost of purchasing feedstock and earning a positive margin from refining. We currently have no customers and have no visibility on our ability to attract customers. As such our refining operations have been put on care and maintenance.

We have suffered and may continue to suffer low capacity utilization if we are unable to secure material volumes of biodiesel sales under the Malaysian Biodiesel mandate.

After numerous years discussing the possible implementation of a biodiesel blending mandate in Malaysia, the Malaysian Government introduced a scheme to mandate a 5% biodiesel blend into commercial diesel sales in the Central region of Malaysia. In addition the scheme was for a lower volume than previously communicated to Malaysian Biodiesel producers. Accordingly we secured relatively low volumes of biodiesel sales under this scheme. If the scheme is not extended, or cancelled altogether, or commercially viable quantities are not secured by us, this may adversely affect our results of operations. Due to insufficient and unprofitable sales volumes under this mandate, we terminated the arrangements to supply biodiesel and we currently have no biodiesel sales in Malaysia and have no visibility towards further sales in Malaysia. As such, our refining operation shave been put on care and maintenance.

We are unable to perform under the offtake agreement with Valero.

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

To maximize and protect the profitability of the offtake agreement, we may enter into hedging positions to protect against commodity risk. Upon entering the hedging positions and the inherent volatility in the commodity markets, we will likely be required to make margin call payments from time to time. Inability to meet such margin calls would adversely affect our financial condition and financial performance.

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

We are required to hold or obtain a number of licenses and permits, including environmental and those related to materials handling, in various jurisdictions in order to implement and operate our business. In particular our biodiesel refining operation in Malaysia holds a Lembaga Minyak Sawit Malaysia license (which allows for the buying, selling, movement and importation of palm oil products) and a Kementerian Perusahaan Perladangan & Komoditi license (which allows the production of biodiesel). The Lembaga Minyak Sawit Malaysia license is renewed annually and is currently valid. We have no reason to believe that this license will not be renewed, although renewal is not assured. The Kementerian Perusahaan Perladangan & Komoditi license is renewed every three years and is currently valid until July 20, 2012 and we have no reason to believe that this license will not be renewed, although renewal is not assured. In particular, our Jatropha operations in India hold a Foreign Investment Promotion Board (“FIRB”) license (which allows investment by Mission into its Indian feedstock business and approves the activity of being engaged in the contract farming of Jatropha Curcas and utilization of the Jatropha oil for domestic or export markets). This license is in place and is not required to be renewed. There is a risk that we will not comply with the ongoing requirements imposed under those licenses or permits, although we are not aware of any compliance deficiency that jeopardizes our standing as a licensee. There is also a risk that the licenses and permits required, or the conditions imposed on us under them, will change from time to time. Our ongoing compliance costs may increase as a result. Either of the above may adversely affect our financial performance.

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

Our revenues and expenditures are denominated in a number of currencies, including U.S. dollars, euros, Australian dollars, Indonesian rupiah, Indian rupees and Malaysian ringgit. Historically, we have experienced losses due to unhedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have limited foreign currency hedging arrangements in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

We may not be able to execute and deliver on our Indonesian palm oleochemical joint venture project.

Assuming that we are able to restart our Indonesian joint venture, our ability to develop our oleochemcial complex and generate financial return from the Indonesian joint venture relies on the ability to arrange substantial equity and debt financing, to construct and develop the site and to profitably operate the facility. At this stage of the project we can provide no assurances of our ability to finance, develop or operate the oleochemical facility. Further we can provide no protection from political risks inherent within the region of proposed operation.

Risks Related to Our Strategy

We may not be able to restart refining operations.

In January 2012 the company announced a substantial restructure of its operations. One result of the restructure was to cease the refining operations until such time as profitable trading opportunities present them self. The refining operations are currently held in care and maintenance. Should such profitable opportunities present themselves there can be no assurance that the Company would be able to restart refining operations. Further the Company can make no assurances as to its ability or cost thereof to attract necessary staff, obtain working capital lines and re-commission the equipment.

We may be unable to shut down our Jatropha operations in India

In January 2012, the Company announced a substantial restructure of its operations, including the Indian Jatropha operations. In October 2012 the Company announced that the Indian operations had been substantially downsized and the Company was focused on divesting its remaining Indian assets. The Company can provide no assurances that it will be able to sell its Indian assets or that it may not face unforeseen liabilities associated with closing the Indian operation.

We may not be able to maintain and our Jatropha Contract Farmer network and as such our contract for Jatropha supply maybe not be fruitful.

Another result of the restructure was to cease further planting operations and to dramatically reduce the field force in India. The result of which is a substantially reduced field network to liaise with the Jatropha contract farmers. To the extent that the contract farming acreage under contract bears yield there can be no assurances that the Company will be able to collect yield. Further the Company can make no assurances that it will be able to either collect based on its existing contract farmers nor that it will be able to sign up new contract farmers. The result of either the inability to collect Jatropha yield from existing contract farmers or sign up new farmers may result in significantly lower supply of Jatropha which would materially adversely effect the Company’s financial results.

We have terminated our joint venture in Indonesia following our joint venture partners breach of material obligations. If we are unable to resolve the dispute we may suffer substantial financial loss.

In July 2012, the Company announced that it had canceled its Indonesian Joint venture following the breach by the joint venture partner to perform material obligations. If the joint venture partners are unable to determine a way forward the Company may be materially adversely financially effected. The Company can provide no assurances that the project will continue or that despite being due that it will receive any financial or other compensation following the termination.

We may be unable to sell our assets for fair market value or sell them at all.

If the Company sells its assets, it may not be able to realize its original investment, nor an amount greater than the current debt obligations of the Company and as such upon the sale of its assets can provide no assurance as to the realization of proceeds for the Company or shareholders.

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

One of our key strategies is to lower our effective biodiesel cost base through increased by-product value realization. Our ability to enhance the value of the by-products of our Jatropha-based biodiesel production process, such as Jatropha seed cake, will require us to enter and operate in new markets for us. Further, we can provide no assurances of having access to any Jatropha oil or seed cake. We cannot be sure of our ability to enter into these new markets, nor the market reaction to us as a new entrant. If we are unable or unsuccessful in these new markets, it would limit our ability to enhance the value of our by-products, which could have a significant adverse effect on our strategy and on our business, financial performance and financial condition.

If our contract farming model does not perform to expectations our business may suffer.

Our access to Jatropha oil is based on our ability to buy Jatropha seeds under our existing contract farming model. Despite our contract farmers being under definitive contract farming agreements we may be unable to effectively enforce these contracts in the event of a breach.. If we are unable to enforce our contract farming agreements or enter into additional contract farming agreements, this could have a significant adverse effect upon our business, financial performance and financial condition.

We currently are not generating revenue from operations and thus we may be unable to fund our operational and capital requirements and service our existing indebtedness and we may be unable to obtain adequate financing on favorable terms to meet these needs.

We currently expect that our cash flow will be used to fund operating losses and capital expenditures. Should we become operational we would also require substantial working capital. Additionally, as of the date of this annual report we are required to repay approximately A$32.9 million to redeem our outstanding convertible notes in May 2014. We cannot assure you that we will be successful in generating sufficient revenue and we may require financing to meet our needs.

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

Our ability to access equity capital is also limited by ASX Listing Rule 7.1, which provides that a company must not, subject to specified exceptions (including approval by shareholders), issue or agree to issue during any 12-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 25% of the number of securities in the same class on issue at the commencement of that 12-month period. Our ability to issue shares in certain subsequent offerings will be restricted by this 25% annual placement capacity to the extent that we are unable to obtain shareholder approval of the offerings.

The sale of our wind farm assets may not generate sufficient funds to pay off the related loans and we may need to scale back planned initiatives as a result.

Our wind farm assets and our office buildings in Malaysia and India are mortgaged or otherwise secured in relation to loan financings. In June 2012 we decided to discontinue our wind business, which may result in the sale of our wind farm asset. If we are unable to realize sufficient funds from the sale of these assets to fully pay off the loan associated with the mortgage on the wind farm assets or if we are unable to obtain additional financing as needed, we might need to reduce the scope of our operations and scale back expansion and development programs.

Risks Related to Our Industry

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of our biodiesel.

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of our inputs, such as palm oil feedstock, is greater than the price of our biodiesel in the market, we will be unable to make profitable sales and we would halt production. We did not operate our refinery for six months in fiscal 2012, nine months in fiscal 2011, nine months in fiscal 2010 and five months in fiscal 2009 due to negative spreads that existed between the potential sales price of biodiesel and the input costs to produce the biodiesel. Declines in the pricing of our biodiesel relative to the cost of the inputs for production may cause us to continue the halt in production in the future which may materially and adversely affect our performance.

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

Risks Related to Our Ordinary Shares

Unless an active trading market develops for our securities, you may not be able to sell your ordinary shares.

Our ordinary shares were delisted from trading on The NASDAQ Global Market effective July 9, 2012 and currently trade on the OTC Bulletin Board under the symbol “MNELF” and on the Australian Stock Exchange under the symbol “MBT.” Although we are a reporting company, currently there is only a limited trading market for our ordinary shares and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our ordinary shares, and you may be unable to sell your ordinary shares or any attempted sale of such ordinary shares may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

As a foreign private issuer, we follow certain home country corporate governance practices which may afford less protection to holders of our ordinary shares.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices.. As a company incorporated in Australia and listed on the Australian Securities Exchange, or ASX, we expect to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. The corporate governance practice and requirements in Australia do not require us as to have a majority of our board of directors to be independent, do not require us to establish a nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present. Such Australian home country practices may afford less protection to holders of our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2012. However, we must make a separate determination each fiscal year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending June 30, 2012 or any future fiscal year. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares are quoted in Australian dollars on the ASX and in U.S. dollars on the OTC Bulletin Board. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ordinary shares could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

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

On January 27, 2012, the Company launched a major re-structure including a reduction in operating expenditure on all fronts, divestment of non-core assets and efforts to raise additional capital. At the same time, the Company announced that it would cease planting further Jatropha acreage and dramatically downscale its field operations.

On February 20, 2012, the Company announced a major initiative with the acquisition of 85% of Oleovest, a special purpose company with a 70% interest in a Joint Venture with PTPN111 (a state owned major palm oil plantation company) to set up a downstream palm oil and oleo-chemical complex in Indonesia.

On May 4, 2012, the Company announced the final production runs in its Malaysian refining operation. The refining assets have been put in care and maintenance.

On the July4, 2012, the Company’s ordinary shares were formally delisted from trading on the NASDAQ Global Market.

On July 11, 2012, the Company announced that due to failure of material obligations by PTPN111, it had terminated its Joint Venture in Indonesia.

On October 8, 2012, the Company announced that a placement of approximately 15% of its outstanding equity raising approximately US$100,000 before placement costs.

On October 19, 2012, the Company announced that its Indian operations had been significantly downsized and that the Company was focused on divesting its remaining Indian assets.

We have incurred the following capital expenditures over the last three fiscal years:

	2012 A$'000	2011 A$'000	2010 A$'000
Biodiesel refineries	765	2,981	2,250
Land & buildings	-	-	12
IT systems & office equipment	68	182	171
Vehicles & sundry equipment	-	-	23

Since June 30, 2011 to the date of this annual report, Mission’s principle capital expenditure primarily relates to the installation of a distillation column at Mission’s refineries.

Our principal office is located at Unit B2, 431 Roberts Rd, Subiaco, Western Australia 6008 Australia. Our telephone number is +61-8-6313-3975. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this annual report.

B.	Business Overview.

Recent Developments

The Company is not operating its biodiesel refining segment. The refineries are being held in care and maintenance either awaiting a return to positive operating conditions or the sale of assets.

The Company has materially diminished its Jatropha contract farming operation and the company is now focused on divesting the remaining Indian assets. The Company intends to cease all Indian operations.

At this point in time, due to failure of material obligations by PTPN111, the Joint Venture in Indonesia has been terminated. The Company is reviewing its position in the Joint Venture in Indonesia and expects that this will result in either the continuation of the project of the sale of its equity interests.

Overview

Mission NewEnergy is a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution focused on the government mandated markets of the United States and Europe.

We believe that being vertically integrated will allow us to control our input costs and realize revenues from both our feedstock cultivation and our biodiesel production operations. For this reason, following the commissioning of our first refinery we developed a low-cost and sustainable approach to the cultivation of Jatropha in 2007 and have been expanding our cultivated acreage ever since. Jatropha is an inedible perennial oil seed plant that we seek to grow on marginal soil without displacing agricultural land used for food supply. The inedible oil from the crushed Jatropha seed is a suitable feedstock for biodiesel and the remaining meal, or seedcake, is valued as an input for biofertilizer. Until our existing Jatropha cultivations fully mature, which cannot be determined at this stage, we have sought to utilize our low-cost refinery to opportunistically produce biodiesel on short-term contracts for third parties using purchased feedstocks other than Jatropha oil.

Our biodiesel production facilities are comprised of two separate transesterification refineries that convert feedstock oil to biodiesel located at Port Kuantan, Malaysia. Our first biodiesel refinery (Plant I) has a 30 million gallons-per-year nameplate capacity. Plant I has achieved ISO9001:2008 certification. Plant I is also the only non-German biodiesel production facility certified to produce BPAC-AGQM technical standard biodiesel. The BPAC-AGQM is a quality German certification system that assures customers that our products are high quality. This certification assists us to sell compliant biodiesel in Germany, the largest biodiesel market in Europe. The transesterification process utilized at this facility incorporates leading proprietary technology that allows us to produce biodiesel simultaneously from multiple feedstocks, allowing us to shift in and out of different feedstocks based on feedstock supply, customer demand and market cost dynamics. Our second biodiesel transesterification refinery (Plant II) was commissioned adjacent to Plant I with a 75 million gallons-per-year nameplate capacity. The transesterification and pre-treatment unit is yet to be handed over to us by the EPCC contractor. As further discussed below, Plant II uses highly efficient second-generation transesterification technology. Our production facility in Kuantan is connected by two-way pipelines to a dedicated jetty 200 meters away at an all-weather, deep sea, international port. Both plants are currently non-operational and being held in care and maintenance.

In February of 2012, the Company acquired an 85% stake in Oleovest Pte Ltd, a company incorporated in Singapore. Oleovest is a special purpose company which has a 70% equity stake in PT Sinergi Oleo Nusantara (“PTSON”), a newly formed joint venture company in Indonesia which is 30% owned by PT Perkebunan Nusantara III (“PTPN III”). Under the Joint Venture Agreement, PTSON will establish a new downstream palm oil and oleo-chemical complex at the PTPN III owned Sei Mangkei Industrial Zone in North Sumatra, which in the first stage is expected to consist of a 600,000 tpa edible oil refinery, a 250,000 tpa Methyl Ester (“biodiesel”) plant and a 100,000 tpa Fatty Alcohol plant. The project to be built at an estimated cost of US$200 million will require successfully arranging approximately US$140 million in debt and US$60 million in equity, before construction begins. To start with, Mission will invest approximately US$3.0 million to acquire the stake and fund the initial operations of PTSON. Once fully funded, it is anticipated that the project would be implemented over approximately 3 years.

Historically, we have produced biodiesel product for the European and Malaysian market that we have sold to various customers.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the biofuels industry:

Established Refining Operations

Should the market condition for biodiesel production become profitable, we believe our established operations will allow the Company to react faster than competitors that either need to build or acquire refining assets. With a cumulative nameplate production capacity of 105 million gallons per annum (350,000 tonnes per annum), this scale makes us commercially relevant to large scale fuel blenders.

We have a potential supply of feedstock that does not compete with food crops

Should the Company intend to re-engage in Jatropha contract farming, we have established a contract farmer network that potentially provides us with a supply of relatively priced stable feedstock.

Joint Venture Agreement with State Owned Indonesia Palm Plantation Company to develop Oleochemical Complex

Our Joint Venture agreement with PTPNIII to build a substantial oleochemcial complex, while currently terminated, provides us the potential to build a refining complex with a dedicated supply of palm oil as feedstock material.

Our Strategies

The Company is focused on maximizing shareholder value through operation or divestment of assets.

Malaysian Assets

The Company intends to keep its Malaysian assets in care and maintenance while awaiting a favourable change in operating conditions or if deemed to be economically beneficial to shareholders may sell the assets for an equity position in a related company or for a cash value.

Jatropha Contract Farming Network & Indian Operations

The Company is ceasing all further Jatropha operations. We intend to divest ourselves of all remaining Indian operations and assets.

Indonesian Joint Venture

The Company will work with the Joint Venture partners to seek a way forward with the Indonesian Oleo-chemical project.

The Company is reviewing its position in the Joint Venture in Indonesia and expects that this will result in either the continuation of the project of the sale of its equity interests.

Corporate Opportunities

The Company will continue to look at other related opportunities and projects on a continued basis, which are expected to create synergies with existing projects to enhance shareholder value.

Biodiesel Production

Refinery overview

Refining capability is a key element of our long term strategy to be an integrated biofuel producer as it provides the market linkage mechanism needed to realize maximum value for feedstock oil.

Our two refineries, Plant I and Plant II, are located at Port Kuantan, Malaysia. Plant I was built as a stand-alone biodiesel refinery with a 30 million gallon (100,000 tonne) per year nameplate capacity. It has been demonstrated to produce at this capacity and produces high quality biodiesel meeting quality standards for biodiesel, including Europe’s EN14214 specifications. Our refining process for Plant I has been certified for compliance to ISO 9001:2008, which is the highest commercial quality management certification..

We constructed and in June 2010 commissioned the transesterification unit of Plant II at the Kuantan facility with a 75 million gallon (250,000 tonne) per year nameplate capacity, using second-generation biodiesel technology developed by Axens, a subsidiary of the French Institute of Petroleum. Plant II has the flexibility to convert a variety of feedstocks to biodiesel, similar to the capability of Plant I. However, the Axens’ technology does not require the use of sodium methoxide as catalyst, which is used in Plant I. Rather, it employs a solid state, proprietary catalyst with an expected multi-year lifetime to trigger the required transesterification reaction central to the biodiesel production process. The change in catalyst technology results in a lower per unit conversion cost of Plant II relative to Plant I at volumes over 100,000 tonnes per year.

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

Grey:  Inputs

Light Green:  Saleable by-products

Dark Green:  Saleable primary products

Feedstock (typically palm oil) is pre-treated to remove high molecular-weight (long-chain) fatty acids and other impurities. The treated oil is then reacted with methanol in the presence of a liquid or solid catalyst, and this chemical reaction produces biodiesel (fatty-acid esters of varying molecular weights) and glycerine. The glycerine from the Plant I process is crude glycerine with a purity of approximately 80%. The glycerine by-product from the Axens’ production process in Plant II is technical grade glycerine with a purity of 97% and it can be sold at a higher price than crude glycerine without further processing. Plant II has the capacity to produce 25,000 tonnes (7.5 million gallons) per year of this technical grade glycerine and 10,000 tonnes (3 million gallons) per year of fatty acid distillate, another marketable by-product. Both forms of glycerine are marketable by-products for which there is a worldwide market and numerous commercial applications. However, a higher market value is assigned to the higher purity of glycerine. We have also equipped our Kuantan facility with a secondary stand-alone glycerine purification capability having a capacity of about 2.4 million gallons per year. The production of each 1,000 tonnes of biodiesel results in the production of 98 tonnes of glycerine. From this secondary refinery we can produce 99.7% pure pharmaceutical grade glycerine if market prices justify doing so. Refining by-product sales represent 3.5% of total revenue from biodiesel and by-product sales, of which 1.5% is glycerine sales revenue. Both the by-products of crude glycerine and fatty acid distillate are in high demand and we have been able to sell these by-products without difficulty. As Plant II has not yet run commercially we have not yet sold any technical grade glycerine.

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

The following chart shows actual sales production and utilization of the refining complex.

	For the fiscal year ended June 30,
	2010	2011	2012
Production	14,151	12,149	17,119
Capacity Utilization	14%	3.5%	4.9%

Subsequent to its commissioning of the transesterification unit, we have not yet used Plant II to produce biodiesel for commercial sales because the full facility is yet to be commissioned.

In fiscal 2012, our biofuel revenue was generated primarily from three new customers, with our by-products readily sold to a number of customers. Our contract with these customers have expired.

Refining By-product Sales

We have historically sold our glycerin and fatty acid distillates ex works into the immediate cash payment and delivery market. However such sales have been negatively impacted by our restructuring.

Strategic long term offtake agreement

We have entered into a large biodiesel offtake agreement with subsidiaries of Valero Energy Corporation, a Fortune 500 company based in Texas. Due to recent regulatory changes, our palm and Jatropha-based biodiesel is not compliant with governmental mandates in the United States, the intended market for the biodiesel under the offtake agreement. As a result, we do not expect to be able to supply biodiesel to Valero under the offtake agreement until these regulatory hurdles are resolved.

Summary of Historic Sales

The tables below outlines Mission’s historic sales by country and by product:

Indian Operations:
Description	Fiscal Year Ended June 30, 2010	Fiscal Year Ended June 30, 2011	Fiscal Year Ended June 30, 2012
	Indian rupees, in millions
Agricultural Income	27,538	36,250	2,345
Wind Mill electricity generation	21,473	23,345	24,901
Crude Jatropha Oil	5,006	1,305	—
Others	—	3,801	2,787
Total	54,017	64,701	30,033

Malaysian Operations:
Description	Fiscal Year Ended June 30, 2010	Fiscal Year Ended June 30, 2011	Fiscal Year Ended June 30, 2012
	Malaysian ringgits
Biofuels	39,288,051	40,717,910	82,713,450
Pure Glycerin	196,556	-	114,625
Crude Glycerin	815,584	369,158	2,181,344
PFAD	1,035,293	693,904	2,932,160
Crude Jatropha Oil	-	146,082	-
Total	41,335,484	41,927,054	87,941,579

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

Seasonality

Palm-based biodiesel is prone to gelling in cold climates. We have therefore historically experienced lower demand for palm-based biodiesel from Europe in the winter months. We hope to counter seasonal demand from Europe for palm-based biodiesel by establishing and expanding demand in the southern hemisphere. Jatropha-based biodiesel has superior gelling properties to palm-based biodiesel and is less susceptible to seasonal demand.

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

We have developed our long-term business strategy with the above-mentioned competitive forces in mind to meet technical requirements, reach scale, be integrated and have the lowest cost and sustainable product.

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

Set forth below is the organizational structure of Mission NewEnergy:

All subsidiaries are 100% owned at June 30, 2012, except Mission Agro Diesel (India) which is 51% owned by us and Oleovest Pte Ltd, which is 85% owned by us. PT Sinergi Oleo Nusantara is 70% owned by Oleovest Pte Ltd. Mission Biotechnologies Sdn Bhd and Mission Biofuels Sdn Bhd were incorporated in Malaysia. Mission Agro Energy Limited was incorporated in Mauritius and Mission Biofuels (India) Private Limited and Mission Agro Diesel (India) Private Limited were incorporated in India.

Our refining operations and all associated business contracts are held by two wholly owned subsidiaries. Mission Biotechnologies Sdn Bhd owns the first biodiesel refinery with the 100,000 tonnes (30 million gallons) per year nameplate capacity and Mission Biofuels Sdn Bhd owns the second biodiesel refinery with the 250,000 tonnes (75 million gallons) per year nameplate capacity.

Our feedstock cultivation operations are conducted by Mission Agro Energy Limited and Mission Biofuels (India) Private Limited. Mission Agro Diesel (India) Private Limited is a dormant corporation with no active operations.

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D.	Property, Plant and Equipment.

We own two biodiesel production facilities (with leases for the underlying land) that are located adjacent to one another at Port Kuantan, Malaysia.

The following is further information about each facility:

Biodiesel Facility	Site area (Acres)	Total Capacity (1) (million gallons per year)	Capacity Utilization (2) (percentage)	Commissioning Date
Plant I	12.0	30	18.7%	February 2008 and June 10
Plant II	6.0	75	0%	Not yet commissioned

(1)	Nominal operating capacity.
(2)	For Plant I, percentage is based on nameplate capacity and the cumulative production during the period from the plant opening in January 2008 to June 2012. The total tonnage produced during this period was 82,788 tonnes and the operating nameplate capacity is 441,667 tonnes for the entire period.

We are in in formal arbitration with KNM over the final payment and commissioning for the refinery; however, we cannot be certain when the arbitration will be finalized.

Our principal executive and registered administrative offices are located on premises comprising approximately 60 square meters in an office building in Perth, Australia.

We also lease properties for purposes of production, research and development and employee living quarters in Malaysia and India. All 13.2 acres of the site area in Malaysia are leased. We also lease apartments in Kuantan Port and Kuala Lumpur, Malaysia for use by the operational staff, and an apartment in India for use by the operational staff.

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

Overview

Given our going concern opinion from our auditors, history of losses, excess of liabilities over assets and negative cash flows from operating activities as of June 30, 2012, we will need to further debt or equity, generate positive cash flows from operations, defer the coupon commitments relating to the convertible notes, sell material assets, recover receivables and implement further cost control to meet the Group’s commitments. As announced to the market on the August 17, 2012, a debt funding package has been agreed in principle with SLW International, LLC (SLW), a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility, which we believe such funds will be more than adequate for 12 months of operating costs. The facility is conditional on the restructure of the Group’s existing convertible note debt whereby each existing convertible note will be exchanged for a new convertible note. The restructure of the convertible note debt is subject to shareholder approval. The Group has appointed an independent expert to review whether the transaction is fair and reasonable to shareholders, in order to be able to recommend the transaction to shareholders. The Independent Experts Report and notice of meeting are close to final form.

We historically have been a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe.

During fiscal 2012, we incurred a net loss of A$6.1 million (US$6.3 million). We generated revenues of A$38.3 million (US$39.6 million) in fiscal 2012. If we are unable to achieve our business strategies and objectives and obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern.

We have three sources of total revenue: biodiesel refining, upstream feedstock business and wind farm operations. In fiscal 2012, biodiesel refining contributed 70% of our revenue, upstream feedstock business contributed 0% of our revenue and other operations (including wind farm operations) contributed 1% of our revenue and the unallocated segment (mostly corporate) contributed 29%.

Revenue from our primary business, the cultivation and conversion of Jatropha seeds and the production of Jatropha-based biodiesel, is unlikely to exceed our expenses for the foreseeable future. We have already crushed and exported commercial quantities of Jatropha oil, but we have not yet produced a commercial quantity of Jatropha-based biodiesel. There is substantial risk that we will not be able to generate alternative revenue during the interim to offset the shortfall from our primary business and reverse our pattern of historical losses and negative cash flow.

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

Our financial performance relies on successfully arranging positive-margin sales contracts for biodiesel, crude Jatropha oil or Jatropha by-products. During each of the past three fiscal years we have been successful in arranging positive-margin sales for immediate cash payment and delivery (i.e. on the spot market) and we anticipate that there will be opportunities to do so in the coming fiscal years, although the timing and quantity of such sales is unpredictable and there is no assurance that we will achieve this objective.

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

Upstream Feedstock Business

Our feedstock business generates other revenue from the recognition of fair value revenue of Jatropha sapling biological assets in the initial years of the business, and sales revenue of Jatropha oil and Jatropha seed cake (which is used as an input for organic fertilizer) in subsequent years. Although our Jatropha feedstock contract farming operations are still in the development stage (i.e. not yet producing quantities of Jatropha crude oil that allow us to continually run our biodiesel refineries) we may expand our future revenue potential by taking steps to increase the supply of Jatropha seeds from existing acreage under contract, by coordinating the planting of additional Jatropha saplings and by contracting for the expansion of our acreage under contract.

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

Windfarm Business

Mission NewEnergy’s two wind mills began generating electricity in February 2008 in India. By June 30, 2012, the two wind mills had generated and delivered 6,253,671 kwh of total electricity. The electricity is supplied to the Maharashtra State Electricity Distribution Company Limited under a power purchase agreement that expires in 2021.

We are in the process of exploring the disposition of our two wind turbines and do not currently expect to make further investments in or realize material financial contributions from this line of business. If the turbines are sold, we do not expect that it would have a material financial impact on our balance sheet or cash flow, given the partial impairment in the valuation of these assets recognized during fiscal 2010, 2011 and 2012.

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

Change in fair value of Biological assets

We recognize revenue in our feedstock segment in two primary phases. The first phase recognizes the change in fair value of the Jatropha saplings where we grow saplings from seeds in our own self managed nurseries. The saplings meet the definition of biological assets under International Accounting Standard (IAS) 41 Agriculture and hence the change in fair value of these biological assets is recognized in other income. The seeds germinate into saplings over a period of three to four months into a condition that can be sold to the contract farmers and the fair value of the biological assets (and hence other income) is recognized at this point in time. These saplings are sold to contract farmers (at principally the same value as the fair value) who are responsible for tending to the saplings until they mature into seed producing trees. We do not recognize revenue again when the sapling is sold to the farmer because this would result in revenue being recognized twice. When the biological assets are sold and delivered to the contract farmer, management control and the risks and rewards beneficial to the ownership of the saplings are lost and, as a result, the saplings are derecognized as biological assets at this point in time. If at a point in time it is determined that revenue will not ultimately be realized into cash, no revenue is recognized for that period, as is the case for the 2012 financial year.

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

During fiscal 2010, we announced the completion of our new 250,000 tonnes per annum transesterification plant, adjacent to the 100,000 tonnes per annum plant in Kuantan Port, Malaysia. However, handover from the EPCC contractor is still pending. The construction of a distillation column within the plant property is materially complete, however pending visibility of sales that require such specifications, the commissioning has been put on hold.

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

During the second half of fiscal 2010, the United States introduced its revised RFS2. RFS2 introduced a requirement for vegetable oil feedstocks, such as soy, rape seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that palm and Jatropha will meet these requirements is in progress. Palm oil and Jatropha oil are not presently, and in the future may not be, approved under RFS2. In addition, a key subsidy, called the Biodiesel Blending Tax Credit (being US$1 per gallon), lapsed on December 31, 2009. In December 2010, the subsidy was retroactively reinstated and extended through 2011 and into 2012.

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

Despite our efforts to address RFS2 compliance and the Renewable Energy Directive compliance and despite the reinstatement of the Biodiesel Blending Tax Credit, we are required, under International Financial Reporting Standards, to assess the refineries ability to generate revenue based on existing conditions. At the time of assessment, the recent legislative developments and our lack of other contracts or evidence that would indicate profitable sales, forced us to provide for an impairment of the refining assets in fiscal 2010 until the legislative hurdles are cleared or alternative sales contracts are secured. Additional impairment of assets was made in the 2011 and 2012 financial years relating to asset expenditure additions incurred in the year. This accounting write-off is not indicative that the refinery assets cannot produce biodiesel under the required specifications.

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

Credit risk of receivables in feedstock business

With the downsizing of the feedstock operations, all receivables from sale of saplings have been impaired. Sales of electricity, which is under a power purchase agreement, and the resulting receivable are to a large Indian State Owned enterprise and hence credit risk is deemed low.

	As of and for the year ended
	June 30, 2012 A$ in millions	June 30, 2011 A$ in millions	June 30, 2010 A$ in millions
Gross carrying value of the sapling sale receivable	18.8	20.9	23.4
Provision for impairment	(16.6)	(17.6)	(18.6)
Discount on non-current portion of receivable	(2.2)	(2.6)	(2.8)
Net carrying value of receivables	—	0.7	2.0
Current	—	0.7	2.0
Non-current	—	-	—
Total Carrying value	—	0.7	2.0

Amounts collected in the Jatropha operations are presented below:

	As of and for the year ended
	June 30, 2012 A$ in millions	June 30, 2011 A$ in millions	June 30, 2010 A$ in millions
Cash collected	0.2	0.7	1.9

Comparison of Results of Operations

Fiscal 2012 compared with fiscal 2011

Revenue. Revenue increased by A$21.9 million (133%) from A$16.4 million in fiscal 2011 to A$38.3 million in fiscal 2012 principally as a result of an increase in biofuel sales (increased A$13.8 million from A$13.5 million in fiscal 2011 to A$27.3 million in fiscal 2012) and other revenue (increased A$ 8.2 million from A$ 2.8 million in 2011 to A$11.0 million in 2012). Our refinery operated for approximately six months in fiscal 2012 and approximately three months in 2011. We operated at lower than full capacity (17% in 2012 and 12% in 2011). The increase in capacity usage (i.e. volume of biodiesel sales) and revenue is primarily as a result of the implementation of a biodiesel mandate in Malaysia in fiscal year 2012. Sales of product for the Biodiesel mandate were made to two large petroleum companies operating in Malaysia. The continued low overall capacity under-utilization was due to low demand as a result of the negative margin spread which existed between the potential sales price of biodiesel and the input costs to produce the biodiesel or more simply, the cost of producing biodiesel was more expensive than the price the market (other than the mandated market in Malaysia) was prepared to pay for the biodiesel. The change in margin spread is as a direct comparison between the market price of crude palm oil as the key input for biodiesel and the price of ULSD and Gasoil which is closely linked to the price of crude oil. We expect that our revenue will increase from our refining operations if and when margins between the sales price and input costs are profitable, and other income in our feedstock operations if and when we sell more saplings and generate revenue from Jatropha crude oil sales.

Of the revenue from external; customers in fiscal 2012, the refinery business generated revenue of A$27.3 million (98.2%), with other operations (including wind farm) generating A$0.5 million (1.8%).

Of the other revenue in fiscal 2012, the fair value revenue from biological assets in the feedstock business generated revenue of A$0 (0%), a gain on settlement of convertible note of A$10.3 million (93.5%) was recorded, with sundry income (including interest) generating A$0.7 million (6.5%).

Our production capacity for Plant I is 8,333 tonnes per month or 274 tonnes per day. We run the plant to meet scheduled sales orders, which may result in a utilization rate of less than 100% for a given month.

	Fiscal 2011	Fiscal 2012
Plant I	– Plant fully commissioned twelve months – Plant operated three months – Yearly capacity utilization of 12%	– Plant fully commissioned twelve months – Plant operated six months – Yearly capacity utilization of 14%

Plant II	– In the process of being handed over – No capacity utilization	– In the process of being handed over – No capacity utilization

Our operating margins are primarily dependent on the relationship between the price of crude palm oil as our feedstock for the month of production and the price of mineral diesel, or the end market price for our refined product. Both the feedstock and refined product are commodities with highly volatile prices.

Cost of sales. Sales contracts for biodiesel sales are primarily “feedstock cost plus” sales contracts, i.e. the Company obtains gross profit above the cost of crude palm oil feedstock. Hence as our cost per ton of crude palm purchased moves (driven by market forces and the commodity price of crude palm oil), so does our revenue increase, and vice versa. This thus generates a feedstock plus margin for Mission, in effect given that feedstock is approximately 85% of the cost of sales, results in a relatively stable gross profit margin regardless of feedstock cost. This gross profit margin is affected by commodity price movements of the remaining commodities required to make biodiesel. Cost of biodiesel increased from A$ 13.4 million (includes change in inventory cost) in fiscal 2011 (99% of sales revenue) to A$26.2 million (includes change in inventory cost) in fiscal 2012 (96% of sales revenue) which is primarily attributable to the increase in both volume of biodiesel sales and the underlying sales price driver, being the cost price of crude palm oil.

Cost of growing our biological assets reduced from A$0.6 million in fiscal 2011 to A$0.4 million in fiscal 2012, attributed to efficiencies and reductions in operations in 2012.

Expenses. Total expenses increased by A$6.7 million (18%) from A$37.7 million in fiscal 2011 to A$ 44.4 million in fiscal 2012 principally due the increase in cost of sales from A$13.9 million in fiscal 2011 to A$26.5 million in fiscal 2012. The increase in cost of sales was offset by a reduction in employee benefits expense of A$3.3 million from A$7.5 million in fiscal 2011 to A$4.2 million in fiscal 2012 and a reduction in net foreign exchange gains/(losses) from a loss in fiscal 2011 of A$1.8 million to a gain in fiscal 2012 of A$0.3 million.

Additional movements in expenses include:

•	Impairment of trade receivables. Impairment of trade receivables decreased A$0.9 million (48%) from A$1.9 million in fiscal 2011 to A$1.0 million in fiscal 2012. The reduction reflects the zero value of sales of Jatropha saplings in fiscal 2012 financial year. The impairment is driven by the poor yield of Jatropha seeds in the 2011/12 season and the resultant downsizing of the feedstock operations and therefore all receivables from the sale of saplings have been impaired.

•	Depreciation and amortization. Depreciation and amortization remained the same at A$0.4 million in fiscal 2011 year and A$0.4 million in fiscal 2012.

•	Finance costs. Finance costs have reduced by A$1.7 million from A$4.9 million in fiscal 2011 to A$3.2 million for the 2012 fiscal year, primarily as a result of the settlement of the series one convertible notes in September 2011

Income tax.   Income tax expense increased by A$17,000 from an income of A$1,000 in fiscal 2011 to an expense of A$16,000 in fiscal 2012.

(Loss) for the year.   As a result of the foregoing, our loss before income tax decreased from A$21.2 million in fiscal 2011 to A$6.1 million in fiscal 2012.

Fiscal 2011 compared with fiscal 2010

Revenue. Revenue remained static from A$16.5 million in fiscal 2010 to A$16.4 million in fiscal 2011. Revenue from the refining segment reduced marginally (reduced A$ 0.04 million from A$13.9 million in 2010 to A$13.5 million in 2011). Our refinery operated for approximately three months in fiscal 2011 and approximately three months in 2010. We operated at lower than full capacity (12% in 2011 and 14% in 2010. This lower capacity utilization was due to lower than expected demand as a result of the negative margin spread which existed between the potential sales price of biodiesel and the input costs to produce the biodiesel or more simply, the cost of producing biodiesel was more expensive than the price the market was prepared to pay for the biodiesel. The change in margin spread is as a direct comparison between the market price of crude palm oil as the key input for biodiesel and the price of ULSD which is closely linked to the price of crude oil. We expect that our revenue will increase from our refining operations if and when margins between the sales price and input costs are profitable, and other income in our feedstock operations if and when we sell more saplings and generate revenue from Jatropha crude oil sales.

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

	Fiscal 2010	Fiscal 2011
Plant I	– Plant fully commissioned twelve months – Plant operated three months – Yearly capacity utilization of 13%	– Plant fully commissioned twelve months – Plant operated three months – Yearly capacity utilization of 12%
Plant II	– Not commissioned – No capacity utilization	– In the process of being handed over – No capacity utilization

Our operating margins are primarily dependent on the relationship between the price of crude palm oil as our feedstock for the month of production and the price of mineral diesel, or the end market price for our refined product. Both the feedstock and refined product are commodities with highly volatile prices.

Cost of sales. Sales contracts for biodiesel sales are primarily “feedstock cost plus” sales contracts, i.e. the Company obtains gross profit above the cost of crude palm oil feedstock. Hence as our cost per ton of crude palm purchased moves (driven by market forces and the commodity price of crude palm oil), so does our revenue increase, and vice versa. This thus generates a feedstock plus margin for Mission, in effect given that feedstock is approximately 85% of the cost of sales, results in a relatively stable gross profit margin regardless of feedstock cost. This gross profit margin is affected by commodity price movements of the remaining commodities required to make biodiesel. Cost of biodiesel decreased marginally from A$ 13.6 million in fiscal 2010 (98% of sales revenue) to A$13.4 million in fiscal 2011 (99% of sales revenue) which is primarily attributable to the increase in both volume of biodiesel sales and the underlying sales price driver, being the cost price of crude palm oil.

Cost of growing our biological assets reduced from A$1.5 million in fiscal 2010 to A$0.6 million in fiscal 2011, attributed to efficiencies in operations and the timing of expenditures in 2011.

Expenses. Total expenses decreased by A$74.5 million (75%) from A$99.2 million in fiscal 2010 to A$24.6 million in fiscal 2011 principally due to a non cash impairment of property plant and equipment of A$73.1 million in fiscal 2010 compared to A$2.1 million in fiscal 2011.

Additional movements in expenses include:

•	Employee benefits expenses. Employee benefit expenses increased A$2.2 million (42%) from A$5.3 million in fiscal 2010 to A$7.5 million in fiscal 2011 principally due to an increase in non-cash expenses related to equity based payments to employees.

•	Impairment of trade receivables. Impairment of trade receivables decreased A$7.2 million (79%) from A$9.2 million in fiscal 2010 to A$1.9 million in fiscal 2011. The reduction reflects the lower value of sales of Jatropha saplings in fiscal 2011 financial year. The impairment is driven by amendments to the USA renewable fuel standard, which requires Jatropha-based biodiesel to be approved, and thus the Board was unable to provide sufficient audit evidence at June 30, 2010 and June 30, 2011 to substantiate the recoverability of these receivables. Thus the Board has taken the decision to fully provide for the non-current receivables at June 30, 2010 and June 30, 2011.

•	Depreciation and amortization. Depreciation and amortization decreased approximately A$1.7 million (81.0%) from A$2.1 million in fiscal 2010 year to A$0.4 million in fiscal 2011, primarily due to the impairment of the Group's refinery assets in 2010.

•	Finance costs. Finance costs of A$5.3 million for the 2011 fiscal year are in line with the 2010 fiscal year.

Income tax.   Income tax expense decreased from A$29,000 in fiscal 2010 to A$1,000 in fiscal 2011.

(Loss) for the year.   As a result of the foregoing, our loss before income tax decreased from A$97.8 million in fiscal 2010 to A$21.7 million in fiscal 2011.

Impact of Inflation

We do not believe that inflation has had a material effect on our business.

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

Overview

Our operations have been financed primarily from the issuance of convertible notes and equity securities to investors. The Group is in the process of raising new debt to fund future operations and is reviewing strategic options to generate funds for the group, either from generating cash from product sales, new strategic initiatives or sale of assets.

The following table sets forth our consolidated cash flows since fiscal 2010.

	Year ended June 30
	2012	2011	2010
		(audited)

Net cash provided by (used in) operating activities	(4,871)	(15,089)	(6,902)
Net cash provided by (used in) investing activities	(3,968)	(4,094)	(6,405)
Net cash provided by (used in) financing activities	(5,461)	19,640	14,937
Effect of exchange rate changes on cash held in foreign currency	(5)	(1,851)	(722)
Net movement in cash and cash equivalents	(14,305)	(1,394)	(908)
Cash and cash equivalents at the beginning of the year	15,761	17,155	16,247
Cash and cash equivalents at the end of the year	1,456	15,761	17,155

Fiscal 2012 compared with fiscal 2011

Net cash used in operating activities in fiscal 2012 and 2011 consisted of losses incurred in operations. The losses were incurred in all segments of the business. Due to low throughput volume our refining operations generated insufficient gross profit to cover overheads, resulting in a negative cashflow from refining operations. Our Jatorpha operations, while still in development is generating negligible revenue, resulting in negative operating cashflow from the Jatropha segment. As a result of negative operating cashflow in all segments and group overheads, the group was cashflow negative for the years. However, cash used in 2012 was A$4.9 million as opposed to cash used in fiscal year 2012 or A$15.1 million. This improvement in cashflow is principally a result of miss match of revenue vs. cost recognition between the two financial years. In fiscal year 2011 the group purchased a material value of inventories for production of biodiesel which was sold in the fiscal year 2012. In addition, the group has significantly reduced the operating costs of the group in the fiscal year 2012 and the interest payment on the convertible notes reduced as a result of settlement of the series one convertible notes in September of 2011, thus no longer attracting interest, and the conversion of a portion of the series two convertible notes, also no longer attracting an interest charge.

Net cash used in investing activities related principally to an advance to a related entity and purchases of property, plant and equipment for our refineries.

Net cash used in financing activities was A$5.5 million in fiscal 2012. The outflow was primarily for the settlement of the series one convertible note.

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

Impact on liquidity as a result of less than expected productive acres

Due to the lower than expected yields in the 2011 Jatropha season, the Company is is ceasing all further Jatropha operations. We intend to divest ourselves of all remaining Indian operations and assets. The reduction of operations is expected to result in no yield, and hence will affect the profitability and liquidity of this business segment.

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

For sales of Jatropha saplings to contract farmers, the receivable arises and is recorded as of the date of delivery of the saplings, with credit risk mitigated by our right to offset the receivable for each farmer against amounts we may owe that farmer for future purchases of seeds.. Due to the scale back of operations we have made provision for all receivables.

Convertible Notes

We issued 50,000,000 convertible notes at a price of A$1.30 per note in May 2007 “Series 1 convertible notes”. During the 2011 fiscal year, the majority of these notes (75.33%) were restructured into Series 2 Convertible Notes with an extension of the maturity date from May 2012 to May 2014. Holders may convert all or part of the notes at any time until maturity (May 16, 2014) at a conversion price of A$65.00 per note. The series one convertible note, with a nominal value of A$15 million, was due in May 2012. We settled the liability relating to the remaining Series 1 Convertible Note holder in September 2011 for A$5 million after mutual agreement with the note-holder. Each remaining Series 2 note is convertible into four ordinary shares (subject to adjustment for customary events, such as share consolidation). The notes bear interest at a rate of 4.0% per annum and interest is payable semi-annually. Mission NewEnergy may convert some or all of the notes at any time if the daily volume weighted average price of Mission NewEnergy’s ordinary shares on the Australian Securities Exchange, or ASX, for a period of 90 consecutive days is 1.5 times the face value of the notes. At no stage during the period have any covenants on these convertible notes been breached.

During 2012, 198,885 convertible notes were converted into ordinary shares.

The remaining Series 2 notes totaling 505,904 convertible notes can be convertible into an aggregate of 2,023,616 ordinary shares at a conversion price of A$16.25 per share.

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

Bank facility

We do not currently have any bank credit facilities.

Secured loans

As of June 30, 2012, we had secured loans of A$ 1.8 million that relate to our windmill in India and our office in Kuala Lumpur, Malaysia. The loan for the windmill is secured over an office in Mumbai, India. These loans are recourse only to the assets securing the loans.

As of June 30, 2011, we had secured loans of A$ 2.6 million that relate to our wind mill in India and our offices in Mumbai, India and Kuala Lumpur, Malaysia. These loans are recourse only to the assets securing the loans.

Other material commitments

Our only material capital expenditures commitment relates to our second biodiesel refinery. In 2007, we entered into an engineering, procurement, construction and commissioning contract, or the EPCC Contract, with KNM Process Systems Sdn Bhd, or KNM.

In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD (“KNM”) as it relates to the handover and final acceptance for Mission’s 250,000 tpa biodiesel plant, the matter has been referred to arbitration.

We cannot be certain when the arbitration process will be finalized. We have secured all approvals and licenses required to operate the second biodiesel refinery. When the transfer of the second biodiesel refinery to us has been completed, we would owe KNM approximately 30.5 million Ringgit (A$9.5 million), before any late delivery fees and other costs incurred by us on behalf of KNM that may be offset against the outstanding payments.

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

Our expenditure on research and development was A$11,000, A$168,000 and A$154,000 in fiscal years 2012, 2011 and 2010, respectively.

All research and development expenditures have been expensed through the Profit and Loss.

We have currently suspended all research and development projects.

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

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations and commitments as of June 30, 2012:

	Payments due by period
	Total A$’000	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years
Operating lease obligations	3,035	154	493	356	2,032
Secured loans	1,764	1,650	114	-	-
Convertible notes	31,101	-	31,101	—	—
Interest on convertible notes	3,288	1,973	1,315	—	—
Capital commitments	3,483	3,483	—	—	—
Total	42,671	7,260	33,023	356	2,032

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

Name	Age	Position
Dario Amara	57	Chairman
Nathan Mahalingam	55	Chief Executive Officer and Director
Guy Burnett	44	Chief Financial Officer, Director and Company Secretary
Datuk Zain Yusuf	73	Director
Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor	62	Director
Arun Bhatnagar	68	Director
Peter Torre	40	Director
James Garton	36	Head of Corporate Finance/Mergers and Acquisitions
Samsudeen Ganny	53	Vice President of Refining (joined on July 1, 2011)
Nadason Sinnasami	66	Chief Operating Officer Feedstock Operations

Dario Amara. Mr. Amara has been Chairman and a Director of Mission NewEnergy since 2006. Mr. Amara is an engineer with extensive business experience gained over 30 years in the Australian and international markets and across the resources and infrastructure sectors. Mr. Amara is an civil engineer and experienced chief executive with extensive business experience gained over 30 plus years in the Australian and international markets; spanning the infrastructure, industrial and property sectors. For the past 17 years he has held CEO, executive leadership and Board positions with major construction and engineering groups. Mr Amara has a record of achievement in establishing, growing and rejuvenating businesses and strategic leadership. He has served as chairman of the Art Gallery of Western Australia, the West Australian Opera Company and Heritage Perth and as a board member of the Perth International Arts Festival. Appointed Chairman March 31, 2006. Board member since March 31, 2006. He is currently a non-executive director of Austal, director of OTOC and non-executive chairman of Mission New Energy (both ASX listed). Mr. Amara has also served as chairman of the West Australian Opera Company and the Art Gallery of Western Australia, and as a board member of the Perth International Arts Festival. He is a Fellow of the Institution of Engineers Australia.

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

Datuk Zain Yusuf. Datuk Zain has been a non-executive Director of Mission NewEnergy since 2006. Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. Datuk Zain is a Director of WSA Group of Companies, immediate past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Malacca Securities Sdn Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.

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

Arun Bhatnagar. Mr. Bhatnagar, who has been a non-executive Director of Mission NewEnergy since 2009. Mr Bhatnagar first joined the Company as Chairman of our Indian subsidiary, Mission Biofuels India Pvt Ltd in June 2008. He was the Secretary of the National Advisory Council, a body tasked with the implementation of the National Common Minimum Program and to provide inputs in the formation of policy and support to the government in its legislative business. During his long tenure with the government since 1966, Mr Bhatnagar has served as head or in senior positions in various ministries, amongst others the Ministries of Rural Development, Energy, Food and Personnel. He also served as Minister (Economics) in the Indian High Commission in UK.

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

B.	Compensation.

In fiscal year 2012, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1.5 million.

2012	Short term			Post		Proportion of	Value of options and performance shares
	Salary	Non-cash Benefits	Share based payments	employment Super Contribution	Total	remuneration performance related	as a proportion of remuneration
	$’000	$’000	$’000	$’000	$’000%		%
Directors						-	-
Mr Dario Amara	100	-	-	9	109	-	-
Datuk Zain Yusuf	75	-	-	1	76	-	-
Mr Nathan Mahalingam	288	-	-	-	288	-	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	-	-	1	51
Mr Arun Bhatnagar	50	18	-	-	68	-	-
Mr Guy Burnett	218	-	-	20	238	-	-
Mr. Peter Torre	50	-	-	4	54	-	-
Key management personnel
Mr Samsudeen Ganny[1]	113	-	49	14	176	28%	28%
Mr James Garton (Group Head of Corporate Finance)	272	-	-	17	289	-	-
Mr Sinnasami Nadason (Group Plantation Advisor)	78	-	-	-	78
TOTAL	1,294	18	49	66	1,427	-	-

1Mr Ganny joined the group on 1 July 2011

In fiscal year 2011, the aggregate remuneration we paid and that accrued to our directors and senior management was A$4.7million.

	Short Term			Share Based	Post employment		Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	Salary	Other	Non-cash Benefits	Options and performance shares	Super annuation Contribution (1)	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000%		%
Dario Amara	100	—	—	—	9	109	—	—
Nathan Mahalingam	340	—	—	1,324	4	1,668	79%	—
Guy Burnett	257	—	—	1,347	23	1,627	83%	83%
Datuk Zain Yusuf	75	—	—	—	1	76	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	—	—	—	1	51	—	—
Arun Bhatnagar	50	—	15	—	—	65	—	—
James Garton	311	—	—	572	23	906	63%	63%
Kalaiselvan Somasundaram	76	—	—	2	9	87	—	—
Mr. Peter Torre	38				3	41
Mr. Sinnasami Nadason	62	—	—	—	—	62
	1,359	—	15	3,245	73	4,692

(1)	Superannuation is a mandatory retirement plan for employees in Australia.

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

In November 2008, shareholders approved the Executive Performance Rights Plan. Subsequently the Board approved the allotment and issuance of a total of 20.75 million (pre 50:1 consolidation)performance rights and 3.5 million (pre 50:1 consolidation) options to our senior executives. The performance rights were issued in three tranches with the details of the performance criteria discussed below.

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

The performance based rights are dependent on group performance and are granted as set out below:

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

Performance based rights will vest only upon achievement of the performance targets set by our Board. The June 30, 2010 Tranche 1 performance rights, did not vest because we did not have positive operating cash flow for fiscal 2010 and accordingly these performance rights have lapsed. The June 30, Tranche 2 performance based rights did not vest because our consolidated earnings per share for fiscal 2011 was not at least A$0.06 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011) and Tranche 3 will vest on June 30, 2013 if our consolidated earnings per share for fiscal 2013 is at least A$0.15 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011). Once vested, performance based rights do not expire.

Options

Each option gave the holder the right to subscribe for one ordinary share. The holder may exercise the option prior to its expiration on the second anniversary of the date on which it was issued. The exercise price for each option was A$0.17 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011) and the options held by each holder may be exercised in whole or in part. The ordinary shares allotted to a holder upon exercise of the options will rank pari passu in all respects with other ordinary shares. The options were transferable at the option of the holder and are not subject to any vesting conditions. At June 30, 2012, all options had expired.

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

Board Diversity

The Board has a formal diversity policy which states that Mission NewEnergy Limited is committed to embedding a corporate culture that embraces diversity through:

•	Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,
•	Maintaining selection criteria that does not indirectly disadvantage people from certain groups,
•	Provide equal employment opportunities through performance and flexible working practices,
•	Maintain a safe working environment and supportive culture by taking action against inappropriate workplace and business behavior that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimization),
•	Promote diversity across all levels of the business,
•	Undertake diversity initiatives and measuring their success,
•	Regularly surveying our work climate, and
•	The Board of Directors establishing measurable objectives in achieving gender diversity.

Since the Company’s incorporation, given its cross-jurisdictional operations in Australia, Malaysia and India, a diversity practice is naturally in place.

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

A similar process for review of committees was undertaken during the 2011 and 2012 financial year.

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

Internal audit

The Board has employed a permanent internal auditor, who reports directly to the Audit and Risk Committee. The Audit and Risk Committee reviews all material internal audit items and provides guidance where appropriate or required.

Our risk management policy is included in the Corporate Governance section of the Company’s website.

Committees of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

•	the Audit and Risk Management Committee; and
54

•	the Remuneration and Nomination Committee.

Each committee has a charter that sets out its purpose and responsibilities. The committees are described further below.

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

Mission Advisory Board

Mission has dissolved its Advisory Board.

Disclosure policy

Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognizes its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

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

Ownership of Equity settled Options and Performance rights

The following table sets forth certain information regarding ownership of the Company’s options and performance rights by the officers and directors as of June 30, 2012.

Equity settled Options

	Balance July 1, 2010	Balance after consolidation at 50:1[2]	Lapsed	Balance June 30, 2011	New issue	Balance June 30, 2012
Directors
Guy Burnett[3]	1,750,000	35,000	(35,000)	-	-	-
Executive
James Garton[4]	1,750,000	35,000	(35,000)	-	-	-
TOTAL	3,500,00	70,000	(70,000)	-	-	-

[2]	Shareholders approved a share consolidation of 50:1 on March 23, 2011.

[3]	Grant date was October 19, 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on June 30, 2011. Prices adjusted to reflect the impact of the share consolidation.

[4]	Grant date was June 25, 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on June 30, 2011. Prices adjusted to reflect the impact of the share consolidation.

2012 Equity settled Performance Rights

	Balance June 30, 2010	New Issue		Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance June 30, 2011	New Issue	Exercised	Lapsed	Balance June 30. 2012	Vested and unexercised at 30/06/2012
Director
Nathan Mahalingam	-	5,000,000	[5]	(3,333,332)	-	1,666,668	33,334	-	33,334	-	(33,334)	-	-	-
Guy Burnett	1,000,000	5,000,000	[6]	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-	(33,334)	(6,000)	-	-

Executives														-
James Garton	6,000,000			(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-	(33,334)	(6,000)	-	-
Senior employees collectively	786,667	1,550,000	[7]	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	20,000	(16,675)	(22,800)	1,600	-
Total	7,786,667	11,550,000		(11,346,662)	(50,000)	7,940,005	158,810	(25,733)	133,077	20,000	(116,677)	(34,800)	1,600	-

Performance Rights

The performance conditions of the performance rights were chosen to encourage staff retention and to drive company performance. The achievement of the performance condition is deemed achieved if:

(a)	the employee is still in employment within the Group on the vesting date where the performance criteria is for service, and

(b)	measured against audited financial results where company performance is the vesting condition.

5Grant date was July 6, 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011 for service.

6Grant date was July 6, 2010, share price and fair value on grant date was $13.25.The performance rights vest in equal tranches at July 1, 2010, December 31, 2010 and July 1, 2011 for service.

7Grant date was September 28, 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at December 31, 2010, June 30, 2011 and December 31, 2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by June 30, 2011, EPS of A$7.50 by June 30, 2012 and EPS of A$7.50 by June 30, 2013.

D.	Employees.

As of June 30, 2012, we had approximately 45 employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia	India
Finance, legal and other administrative functions	1	1	3	6
Engineering, operations, R&D and information systems	0	0	4	30

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2010	-	3	57	367
2011	1	2	65	398
2012	1	1	7	36

We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Our employees are not represented by labor unions or covered by a collective bargaining agreement.

Due to the change in the scope of the Company’s operations, the Company decided to significantly reduce the amount of employees during the fiscal year ended June 30, 2012.

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

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 10,870,275 as of October 24, 2012 by:

•	each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Principle Shareholders (1)	Number of Shares	Percentage
McDermott Industries Ltd (2)	2,000,000	16.85%
Nadaraja Muthu (3)	1,417,860	13.04%
SLW International LLC(5)	868,448	7.56%
Houston International Insurance Group(6)	850,410	7.82%
Directors and Executive Officers:
Nathan Mahalingam (4)	612,956	5.64%
James Garton	112,051	1.03%
Guy Burnett	112,001	1.03%
Dario Amara	2,000	0.02%
Datuk Zain Yusuf	—	—
Arun Bhatnagar	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	—	—
Peter Torre	—	—
Samsudeen Ganny	10,000	0.09%
Nadasan Sinnasami	—	—
All directors and executive officers as a group (10 persons)

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Mission NewEnergy.

(1)	Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is Mission NewEnergy Limited, Unit B2, 431 Roberts Rd, Subiaco, Western Australia 6008, Australia.

(2)	McDermott Industries Ltd holds all of their shares as trustee for Lee Swee Eng. Address is Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands. Includes 1,000,000 warrants exercisable within the next 60 days.

(3)	Address of 27 Jalan SS7/4, Petaling Jaya, Selangor, Malaysia, 47301.

(4)	Address of Unit 725, 7 th Floor Block A, Kelana Centre Point No 3, Jalan Ss 7/19 47301, Pataling Jaya Selangor, Singapore. Includes 492,957 shares held by Mission Equities Sdn Bhd., a company in which Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, has a 34% pecuniary interest in and is considered a beneficial owner of the shares held by Mission Equities Sdn Bhd.

(5)

Address of 7941 Katy Freeway, #529, Houston, Texas, 77024. Includes (i) 152,195 ordinary shares owned directly by SLW International, LLC (“SLW”), (ii) 100,000 ordinary shares owned by the principal of SLW, Stephen L. Way, in his IRA account with sole power to vote, and (iii) 505,908 ordinary shares that would be issuable to SLW upon conversion of the Company’s 4.00% convertible notes due May 2014, and (iv) 110,345 ordinary shares that would be issuable to the principal of SLW upon exercise of the Warrants.  Information is based on a Schedule 13G filed with the SEC on October 16, 2012.

(6)	Address of 800 Gessner, Suite 600, Houston, Texas, 77024. Includes 850,410 shares of common stock. Information is based on a Schedule 13G filed with the SEC on February 15, 2012.

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

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:

•	McDermott Industries Ltd became a substantial shareholder in fiscal 2010 and as at November 28, 2011 has a shareholding of 16.85% (excluding dilutive effect of warrants);
•	Mission Equities Sdn Bhd decreased from 27.08% at June 30, 2007 to 5.64% as at October 22, 2012.

As of October 19, 2012, we had sixty-one holders of record in the United States with a combined holding of 5,521,152 shares, representing 50.8% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions.

Other than as disclosed below, from July 1, 2011 through to June 30, 2012, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence. Refer to note 31 of the financial statements included at the end of this report for details of any related party transactions.

Loans

From time to time, we have made loans to or received loans from our wholly owned subsidiaries, including Mission Biotechnologies Sdn Bhd, Mission Biofuels Sdn Bhd and Mission Agro Energy Limited. Loans are repaid regularly and are given on interest free terms.

Refer to note 31 of the financial statements included at the end of this report for details of intercompany loans at June 30, 2012 and June 30, 2011, respectively.

Management rights with subsidiaries

During fiscal 2012, Mission NewEnergy received management fees from both Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company, in the amount of A$627,000, and Mission Biofuels Sdn Bhd, a 100% owned subsidiary company, in the amount of A$940,000. These transactions were on commercial terms and conditions no more favorable than those available to other parties.

From time to time, we have been involved in transactions with wholly owned and controlled subsidiaries. Such transactions between related parties are on commercial terms and conditions no more favorable than those available to other parties.

Ir Lee Swee Eng

Ir Lee Swee Eng, a Malaysian citizen, is the founding member and the Group Managing Director of KNM, a public company listed on the Main Board of the Bursa Securities Malaysia Berhad. KNM is Mission’s equipment, procurement, construction and commissioning contractor in respect of the Company’s second biodiesel refinery in Malaysia.

On November 17, 2009, Mission issued 1,000,000 units comprising ordinary shares and warrants to Ir Lee Swee Eng. Consideration per share was US$7.25 and the warrants have an exercise price of A$15.00 per share. As part of the placement of units, Ir Lee Swee Eng is able to appoint one executive director to the Board as well as an alternate director. Mission and KNM Group have agreed that Ir Lee Swee Eng is a related party and as such Ir Lee Swee Eng has conflict of interest, which until such time as the arbitration between KNM and Mission is resolved, prevents Mission from supporting the promotion of Ir Lee Swee Eng's nominated director.

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

McDermott Industries Ltd, which holds all of their shares as trustee for Ir Lee Swee Eng, could hold up to 15.5% of Mission if all of Ir Lee Swee Eng’s warrants were exercised.

Ir Lee Swee Eng was not paid any compensation or granted any benefits in kind (including contingent or deferred compensation accrued for the year) by Mission for the fiscal year ended June 30, 2012.

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

A subsidiary within the Group has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount of approximately A$2m which the contractor is claiming is due to them. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the group has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow greater than the value invested, however at this stage it is not possible to quantify this value.

A subsidiary within the Group has been assessed for a State Tax with a provisional assessment and penalties raised totaling A$0.16 million. Management disputes this assessment and is in discussion with the relevant tax authorities seeking clarity on the basis of the assessment.

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

The following tables present, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX (symbol: “MBT”) and the NASDAQ (symbol: MNEL) and the OTC Bulletin Board (symbol: MNELF) for the periods indicated. Our ordinary shares were delisted from trading on the Nasdaq on July 9, 2012. All prices for the ASX values are in Australian dollars and do not give effect to the 50-1 share consolidation that became effective on April 4, 2011. All prices for the NASDAQ and OTC are in US Dollars.

	OTC Bulletin Board		NASDAQ		ASX
	High	Low	High	Low	High	Low
	US$	US$	US$	US$	A$	A$
Fiscal year ended
June 30, 2012
First Quarter	-	-	2.54	0.48	4.03	0.50
Second Quarter	-	-	0.49	0.11	0.60	0.11
Third Quarter	0.14	0.06	-	-	0.11	0.06
Fourth quarter (through October 24, 2012)	0.07	0.06	-	-	0.08	0.07
June 30, 2011
First Quarter	-	-	-	-	0.29	0.19
Second Quarter	-	-	-	-	0.20	0.17
Third Quarter	-	-	-	-	0.24	0.17
Fourth Quarter	-	-	8.15	5.46	8.50	4.90
June 30, 2010
First Quarter	-	-	-	-	0.30	0.16
Second Quarter	-	-	-	-	0.51	0.24
Third Quarter	-	-	-	-	0.49	0.30
Fourth Quarter	-	-	-	-	0.35	0.22
Month ended
April 2012	-	-	0.49	0.34	0.60	0.29
May 2012	-	-	0.40	0.14	0.44	0.17
June 2012	-	-	0.15	0.11	0.20	0.11
July 2012	0.14	0.10	-	-	0.11	0.10
August 2012	0.11	0.07	-	-	0.10	0.07
September 2012	0.14	0.06	-	-	0.10	0.06
October 2012 (through October 24 2012)	0.07	0.06	-	-	0.08	0.07
Fiscal year ended June 30,
2012 (through October 24, 2012)	0.07	0.06	-	-	0.08	0.07
2011	-	-	8.15	5.46	8.50	0.17
2010	-	-	-	-	0.51	0.16
2009	-	-	-	-	0.81	0.16
2008	-	-	-	-	1.58	0.57

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Liability for Further Capital Calls

According to our Constitution, the Board may make any calls from time to time upon shareholders in respect of all monies unpaid on partly-paid shares, subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board. Calls may be made payable by installment.

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

For taxable years beginning before January 2013, subject to the passive foreign investment company rules, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for a preferential U.S. federal income tax rate (15%), subject to certain minimum holding period requirements and other limitations. A foreign corporation may be a “qualified foreign corporation” if (it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Secretary of Treasury determines is satisfactory for this purpose and which includes an exchange of information program. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the United States. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

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

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we do not believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2012. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we do not expect that we will be a PFIC for the taxable year ended June 30, 2013. If our actual business results do not match our projections, it is possible that we may become a PFIC in the current or any future taxable year.

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

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. In addition, non-corporate U.S. holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the U.S. Securities and Exchange Commission, (ii) NASDAQ, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ordinary shares are listed on the ASX and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC.

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

Australian Tax Considerations

In this section, we discuss the material Australian income tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than transfer duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the shares. This summary is based upon the premise that the holder is not an Australian tax resident.

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

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%8. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. Some relief from Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia.

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

Transfer Duty

No transfer duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on the ASX or NASDAQ/OTC.

8 Note that this is subject to proposed legislation to remove the discount for non-resident shareholders with effect from May 8, 2012.

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

Credit Risk

Malaysian Operations

Credit risk for receivables at June 30, 2012 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default. At the date of this report, all material biodiesel sale receivables had been recovered.

Indian Operations

With the downsizing of the feedstock operations, all receivables from sale of saplings have been impaired. Sales of electricity, which is under a power purchase agreement, and the resultant receivable are to a large Indian State Owned enterprise and hence credit risk is deemed low.

Foreign Exchange Risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Indonesian Rupiah, Malaysian Ringgit and the US dollar.

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group Sensitivity

At June 30, 2012, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on cash and cash equivalent – A$ 0.1 million lower/ A$0.1 million higher (2011: A$ 0.941 million lower/ A$1.15 higher).

Profit and Loss would have been – A$ 0.1 million lower/ A$0.1 million higher (2011: A$ 0.941 million lower/ A$1.150 higher).

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Interest Rate Risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The Group’s main interest rate risk, being fair value interest rate risk, arises from the long term convertible note debt held by the parent.

Group Sensitivity

At June 30, 2012, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on post tax profit – A$ Nil million lower/higher (2011: A$ Nil million lower/higher).

Equity would have been – A$ Nil lower/higher (2011: A$ Nil million lower/higher).

The fair value of convertible notes – A$ 0.298 million higher/A$ 0,172 million lower (2011: A$ 0.344 million / A$ 0.341 million lower/higher).

Commodity Risk

The Group is exposed to market prices of input costs into the production of biodiesel and associated by products produced. At period end the group had some product on hand to be sold.

Group Sensitivity

At June 30, 2012, if the price of these products had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on post tax profit – A$0.1 million lower / A$0.1 million higher.

Equity would have been – A$0.1 million lower / A$0.1 million higher.

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

From April 19, 2011, effective date of our registration statement on Form F-1 for the offering, to June 30, 2011, we used approximately US$0.8 million proceeds for the expansion of our feedstock operations, including but not limited to Jatropha acreage expansion, approximately US$2.1 million for general corporate and convertible note coupon purposes, and as of June 30, 2011, we had approximately $16.7 million left from the net proceeds of the offering. Approximately US$8.8 million of the cash at June 30, 2011 was held in the refining segment to meet working capital needs. In 2012 the Group used A$4.9m for operations, A$4.0 million for capital expenditure and advances to related entities and A$5.5 million for debt redemption. We had A$1.5 million in cash on hand at June 30, 2012.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Exchange Act), as of June 30, 2012. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

B.	Management’s Annual Report on Internal Control over Financial Reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2012 based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2012, the Company’s internal control over financial reporting was effective based on these criteria.

C.	Changes in Internal Control over Financial Reporting.

There was no change in internal control over financial reporting during the year ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2012 and 2011 were $123,000 and $258,000 , respectively.

All other Fees. A$0 and for the fiscal year ending 2012 and A$115,000 for a review of the registration statement filed with the U.S. SEC in fiscal year 2011.

Tax Fees. The Company incurred fees totaling $0 during the fiscal year ended June 30, 2012. The Company incurred fees totaling $0 during the fiscal year ended June 30, 2011.

Audit-Related Fees. A$0 and for the fiscal years ending 2012 and 2011.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The consolidated financial statements for Mission NewEnergy Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

EXHIBIT NUMBER		Description of Exhibit

1.1		Constitution of Mission NewEnergy (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.1		Convertible Note Deed Poll (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.2		Employee Option Plan Rules (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.3		Executive Performance Rights Plan (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.4		EPCC contract with KNM Process Systems Sdn Bhd (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.5	#	Product Supply Agreement with Valero Marketing and Supply Company (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.6		Form of Access, Indemnity and Insurance Deed for Directors and Ex-Directors (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.7		Employment agreement (as renewed) with Nathan Mahalingam (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.8		Employment agreement with Guy Burnett (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.9		Employment agreement with James Garton (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.10		Employment agreement of Kalaiselvan Somasundaram (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.11		Employment agreement of Nadason Sinnasami (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.12		Technology License Agreement with Crown Iron Works Company (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.13		Technology Transfer Agreement with Axens (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.14		Long Term Supply Contract with Cargill Palm Products Sdn Bhd (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.15		Agreement (as amended) with Trafigura Beheer B.V. Amsterdam (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.16		Long Term Supply contract, dated as of April 1, 2011, by and between Felda Marketing Services Sdn. Bhd. And Mission Biotechnologies Sdn. Bhd (incorporated by reference to Exhibit 4.16 of our annual report on Form F-20 (File No. 001-35022) filed with the SEC on December 28, 2011).

4.17		Employment Agreement of Samsudeen Ganny, dated as of June 21, 2011 (incorporated by reference to Exhibit 4.17 of our annual report on Form F-20 (File No. 001-35022) filed with the SEC on December 28, 2011).

4.18	*	Series 2 Convertible Note Deed Poll.

4.19	*	Form of Warrant

8.1	*	List of Subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14 (b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended.

__________

* Filed herewith.

#	Order for confidential treatment of portions of this document has been granted by the SEC pursuant to Rule 406 of the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mission NewEnergy Limited

Date: October 30, 2012	By:	/s/ Guy Burnett
Name: Guy Burnett
Title: Chief Financial Officer and Company Secretary

AUDIT	REPORT

10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872
T +61 8 9480 2000
F +61 8 9322 7787
E info.wa@au.gt.com
W www.grantthornton.com.au

Report of Independent Registered Public Accounting Firm

To the Members of Mission NewEnergy Limited

We have audited the accompanying consolidated statements of financial position of Mission NewEnergy Limited and controlled entities (the “Company”) as of 30 June 2011 and 2012, and the related consolidated income statements and statements of comprehensive income, statements of changes in equity, and statements of cash flows for each of the three years in the period ended 30 June 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited and controlled entities as of 30 June 2011 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Material uncertainty regarding continuation as a going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred operating cash outflows of $4.9 million during the year ended 30 June 2012 and, as of that date, the consolidated entity’s total liabilities exceeded its total assets by $24.4 million. These conditions, along with other matters as set forth in Note 2 raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

Perth, 30 October 2012

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

Liability limited by a scheme approved under Professional Standards Legislation

CONSOLIDATED GROUP INCOME STATEMENT

FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012	2011	2010

		$'000	$'000	$'000
Sales revenue	7	27,289	13,557	14,394

Other income	7	11,016	2,869	2,066

Total revenue		38,305	16,426	16,460

Changes in Inventory		(4,759)	5,090	(2,442)

Cost of materials	8a	(21,715)	(18,959)	(12,579)

Employee benefits expense	8b	(4,186)	(7,527)	(5,307)

Net foreign exchange gains/(losses)		340	(1,769)	568

Consultants’ expenses		(692)	(328)	(594)

Impairment	5a	(5,676)	(5,169)	(82,989)

Shareholder expenses		(252)	(125)	(121)

Travel expenses	8e	(691)	(766)	(886)

Research and development		(11)	(168)	(154)

Rental expenses		(199)	(176)	(271)

Other expenses	8c	(2,907)	(2,493)	(2,186)

Depreciation and amortisation expenses		(384)	(396)	(2,118)

Finance Cost – amortisation	8d	(1,084)	(2,382)	(2,293)

Finance costs		(2,159)	(2,483)	(2,859)

Profit/(loss) before income tax		(6,070)	(21,225)	(97,771)

Income tax (expense)/benefit	9	(16)	1	(29)

Net (loss)/profit before non-controlling interest		(6,086)	(21,224)	(97,800)

Profit/(Loss) attributable to non-controlling interests		68	-	-

Net (loss)/profit attributable to members of the parent entity from continuing operations		(6,018)	(21,224)	(97,800)

Loss for the year from discontinued operations	36	(112)	(446)	-

Loss for the year		(6,130)	(21,670)	(97,800)

Basic earnings/(loss) per share ($)	11	(0.69)	(3.50)	(20.76)

Diluted earnings/(loss) per share ($)	11	(0.69)	(3.50)	(20.76)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2012

	2012 $’000	2011 $’000	2010 $’000

(Loss)/Profit for the period	(6,130)	(21,670)	(97,800)

Other comprehensive income

Exchange differences on translating foreign operations	(195)	(1,917)	286

Gain on convertible note restructure	-	3,209	-

Gain on settlement of Series 1 convertible note	1,473	-	-

Effective portion of change in fair value of cash flow hedge	(39)	39	-

Other comprehensive income/(loss) for the period net of tax	1,239	1,331	286

Total comprehensive (loss) for the period attributable to the parent	(4,891)	(20,339)	(97,514)

Attributable to non-controlling equity interests	(68)	-	-

Total comprehensive (loss) for the period	(4,959)	(20,339)	(97,514)

The accompanying notes form part of this financial report

CONSOLIDATED GROUP STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2012

	Note	2012	2011
		$'000	$'000

CURRENT ASSETS

Cash and cash equivalents	12	1,456	15,761

Trade and other receivables	13	4,225	6,583

Biological assets	14	-	88

Inventories	15	1,192	6,242

Other financial assets	16	581	178

Other assets	20	204	354

Current tax assets	23	24	30

Total current assets		7,682	29,236

Non-current assets held for sale	36	2,286	-

NON-CURRENT ASSETS

Property, plant and equipment	18	681	6,660

Intangible assets	19	-	-

Deferred tax assets	23	-	-

Other Assets	20	54	702

Total non-current assets		735	7,362

TOTAL ASSETS		10,703	36,598

CURRENT LIABILITIES

Trade and other payables	21	2,175	7,059

Financial Liabilities	22	83	14,907

Short-term provisions		104	93

Total current liabilities		2,362	22,059

Liabilities included in disposal group held for sale	36	1,567	-

NON-CURRENT LIABILITIES

Financial liabilities	22	31,215	44,287

Deferred tax liabilities	23	-	-

Total non-current liabilities		31,215	44,287

TOTAL LIABILITIES		35,144	66,346

NET ASSETS (DEFICIT)		(24,441)	(29,748)

EQUITY

Issued capital	24	110,320	96,801

Reserves	25	5,684	9,171

Retained earnings (Accumulated losses)		(140,377)	(135,720)

Non-controlling Interests	35	(68)	-

Total Equity (Deficiency)		(24,441)	(29,748)

The accompanying notes form part of these financial statements.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED GROUP STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2012

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow Hedge reserve	Non- controlling Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Balance as at 30 June 2010	76,634	(117,259)	1,541	244	9,146	-	6	(29,688)

Changes in Convertible note reserve due to restructure[9]	-	3,209	-	-	(3,209)	-	-	-

Profit/(Loss) attributable to members of parent entity	-	(21,670)	-	-	-	-	-	(21,670)

Other comprehensive income	-	-	-	(1,917)	-	39	-	(1,878)

Pro-rata expenses for options and performance rights	-	-	3,327	-	-	-	-	3,327

Issue of New Shares	20,167	-	-	-	-	-	-	20,167

Elimination of non-controlling interest after purchase of shares	-	-	-	-	-	-	(6)	(6)

9The restructure was completed in April 2011 where the majority of note holders agreed to extend the maturity date of the convertible note from May 2012 to May 2014 with a change in the conversion ratio from 1:1 to 1:4.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow Hedge reserve	Non- controlling Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Balance as at 30 June 2011	96,801	(135,720)	4,868	(1,673)	5,937	39	-	(29,748)

Gain on settlement of Series 1 Convertible Note	-	1,473	-	-	(2,254)	-	-	(781)

Gain on conversion of convertible notes to equity	-	-	-	-	(1,038)	-	-	(1,038)

(Loss) attributable to members of parent entity	-	(6,130)	-	-	-	-	-	(6,130)

Other comprehensive income	-	-	-	(195)	-	(39)	-	(234)

Conversion of convertible notes to equity	13,239	-	-	-	-	-	-	13,239

Expenses for options and performance rights	-	-	39	-	-	-	-	39

Issue of Shares to Advisory Board	280	-	-	-	-	-	-	280

Non-controlling interest	-	-	-	-	-	-	(68)	(68)

Balance as at 30 June 2012	110,320	(140,377)	4,907	(1,868)	2,645	-	(68)	(24,441)

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED GROUP STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2012

	Note	2012 $’000	2011 $’000	2010 $’000

CASH FLOWS FROM OPERATING ACTIVITIES

Receipts from customers		32,232	10,128	17,126

Payments to suppliers and employees		(35,374)	(22,494)	(21,331)

Interest received		289	161	167

Finance costs		(2,023)	(2,909)	(2,859)

Income tax paid		5	25	(5)

Net cash (used in) operating activities	29	(4,871)	(15,089)	(6,902)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property, plant and equipment		(615)	(3,957)	(7,540)

Proceed from sale of equipment		170	-	-

Release of performance bond and deposits		103	-	1,112

Acquisition of subsidiary		(950)	-	-

Advance to related entity		(2,676)	-	-

Investment in held to maturity investment and deposits		-	(137)	23

Net cash (used in) investing activities		(3,968)	(4,094)	(6,405)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from share issue (net of costs)		-	20,167	15,511

(Repayments)/proceeds from borrowings		(5,461)	(527)	(574)

Net cash provided by financing activities		(5,461)	19,640	14,937

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(14,300)	457	1,630

Cash and cash equivalents at beginning of the financial year		15,761	17,155	16,247

Effects of exchange rate fluctuations of cash held in foreign currencies		(5)	(1,851)	(722)

CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	1,456	15,761	17,155

The accompanying notes form part of these financial statements.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

1.	Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

•	listed on the ASX (MBT) with its operations in Malaysia, Indonesia and India;
•	that owns and operated a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel;
•	that is in the process of finalising the transfer of a 250,000 tpa (approx. 75 million gallons p.a.) trans-esterification plant constructed by KNM Process Systems Sdn Bhd to Mission. In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD (“KNM”) as it relates to the handover and final acceptance for Mission’s 250,000 tpa biodiesel plant, the matter has been referred to arbitration.;
•	that is reassessing the viability of its upstream feedstock business in India;
•	that owns two wind energy turbines of 1.65 MW each in India which sell electricity to a Western Indian utility under a 13 year power purchase agreement.

2.	Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its investors, bankers, suppliers and its customer base.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 33.

Going Concern

The Group incurred an operating loss for the year ended 30 June 2012 of $6.1 million (2011: $21.7 million), with net cash used in operating activities of $4.9 million (2011: 15.1 million). At balance date, the current assets less current liability surplus was $5.3 million (2011: $7.2 million) and the net asset deficiency $24.4 million (2011: $29.7 million). The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a). These factors indicate substantial doubt exists regarding the group’s ability to continue as a going concern.

During the financial year, the Company has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities at 30 June 2011. At 30 June 2012, the Company has a non-current liability for the series two convertible notes of A$32.8 million (nominal value).

As announced to the market on the 17th August 2012, a debt funding package has been agreed in principle with SLW International, LLC (SLW) a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility. The facility is conditional on the restructure of the Group’s existing convertible note debt whereby each existing convertible note will be exchanged for a new convertible note. Please refer to the Subsequent events note (Note 34) for further information on this transaction. The restructure of the convertible note debt is subject to shareholder approval. The Group has appointed an independent expert to review whether the transaction is fair and reasonable to shareholders (as required by the ASX listing rules), in order to be able to recommend the transaction to shareholders. The Independent Expert’s Report and notice of meeting are close to final form. Please refer to the subsequent events section for details of an application lodged with the Takeovers Panel in regard to this funding arrangement. At the date of this report, the Takeovers Panel has announced that it has declined to conduct proceedings.

The Directors believe that at the date of this report the Group has sufficient financial resources at 30 June 2012 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 30 June. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

•	Obtain shareholder approval for the proposed funding and restructure arrangements with SLW.

•	Failing approval of the SLW arrangements, raise debt or equity funding from other sources.

•	Generate positive cash flows from operations.

•	Raise cash through sale of assets and recovery of receivables.

•	Reduce cash outflows through cost control measures.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

The Directors consider that there are reasonable grounds to expect that the Group will be able to meet its commitments through the measures listed above, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is material uncertainty whether the Group will be able to continue as a going concern.

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

•	Refining operations - Malaysian Ringgit
•	Feedstock operations – Indian Rupee
•	Downstream Palm Oil Joint Venture Project – Indonesian Rupiah
•	USA operations - United States Dollar
•	Other – Australian Dollar.

The Board of Directors approved this financial report on 28 September 2012.

3.	Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited, Oleovest PL, Scarborough Beach Holdings, Inc., PJ Trading, LLC, and PJ Trading Pennsylvania, LLC.

A list of controlled and jointly controlled entities with details of acquisitions and disposals is contained in Note 17 to the financial statements. All controlled entities have a 30 June financial year-end.

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

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

b.	Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Group recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

c.	Income Tax

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

d.	Inventories

Inventories are measured at the lower of cost and net realisable value.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

e.	Property, Plant and Equipment

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

f.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalized leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

g.	Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalized by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognized as a liability and amortized on a straight-line basis over the life of the lease term.

h.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs (except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Realized and unrealized gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortized cost using the effective interest rate method.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. The equity component of a compound financial instrument is not re-measured subsequent to initial recognition.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognized on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortized cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Un-realized gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognized at amortized cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognized in equity is included in the carrying amount of the asset when the asset is recognized. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognized in the income statement.

i.	Impairment of non-financial Tangible and Intangible Assets

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

j.	Intangibles

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

k.	Research and development

Expenditure during the research phase of a project is recognized as an expense when incurred. Development costs are capitalized only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

l.	Foreign Currency Transactions and Balances

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

m.	Employee Benefits

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Black Scholes model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

n.	Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

o.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

p.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

q.	Revenue

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

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

r.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

s.	Goods and Services Tax (GST)

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

t.	Government Grants

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

u.	Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors’ report have been rounded off to the nearest $1,000

v.	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value less cost top sell when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

Liabilities are classified as 'held for sale' and presented as such in the statement of financial position if they are directly associated with a disposal group.

w.	Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

4.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the group

At the date of authorisation of these financial statements, certain new IAS 8.31 standards, amendments and interpretations to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Group. Management anticipates that all of the relevant pronouncements will be adopted in the Group’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Group’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s financial statements.

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

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

IFRS 12 Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 integrates and makes consistent the disclosure requirements for various types of investments, including unconsolidated structured entities. It introduces new disclosure requirements about the risks to which an entity is exposed from its involvement with structured entities. Consequential amendments to IAS 27 and IAS 28 Investments in Associates and Joint Ventures (IAS 28). IAS 27 now only deals with separate financial statements. IAS 28 brings investments in joint ventures into its scope. However, IAS 28’s equity accounting methodology remains unchanged.

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

Amendments to IAS 19 Employee Benefits (IAS 19 Amendments)

The IAS 19 Amendments include a number of targeted improvements throughout the Standard. The main changes relate to defined benefit plans. They:

• eliminate the ‘corridor method’, requiring entities to recognise all gains and losses arising in the reporting period

• streamline the presentation of changes in plan assets and liabilities

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

• enhance the disclosure requirements, including information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in them.

The amended version of IAS 19 is effective for financial years beginning on or after 1 January 2013. The Group’s management have yet to assess the impact of this revised standard on the Group’s consolidated financial statements.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

5.	Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2011. During the twelve months ended 30 June 2012 management reassessed its estimates in respect of:

a. Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3(i). Goodwill has arisen as a result of the purchase of equity in Mission Biofuels India Pvt Limited and Oleovest PL.

At 30 June 2012 the Board has reviewed the carrying value of goodwill relating to the Group’s:

•	Feedstock operations. The Board reviewed the significant assumptions applied in assessing the carrying value at 30 June 2011 and fully impaired goodwill.

•	Downstream Palm Oil Joint Venture Project. The Board has reviewed the carrying value of goodwill in this segment and has determined that due to the termination of the joint venture agreement with PTPN 111, the goodwill value of $0.95 million has been impaired.

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 30 June 2012 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default. At the date of this report, all material biodiesel sale receivables had been recovered.

Indian Operations

With the poor yield of Jatropha seeds in the 2011/12 season and the resultant downsizing of the feedstock operations, all receivables from sale of saplings have been impaired. Sales of electricity, which is under a power purchase agreement, and the resultant receivable are to a large Indian State Owned enterprise and hence credit risk is deemed low.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

Impairment of refineries

Due to uneconomic conditions and lack of visibility into further profitable sales contracts the 100,000 tpa refinery was put into care and maintenance in June 2012. The 250,000tpa is under care and maintenance of the EPCC contractor and yet to be handed over to Mission.

The Board reviews the carrying value of its refinery assets at each reporting date. The Board had previously determined to write down the carrying value of the refineries and continues to apply this principal for the 2012 financial year.

In addition to the impairment to 30 June 2011, further impairment has been provided during the year ended 30 June 2012 for capital additions to a value of $2.2 million.

Windmill impairment

At 30 June 2012, the Board re-assessed the carrying value of the windmills. In determining value in use of the windmills, future cash flows are based on forecast future revenue levels which are based on forecast electricity generation and contracted rates per Kwh, and forecast future maintenance expenses. Value in use was calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the assets having an anticipated life of 20 years, with a discount rate based on the Companies weighted average cost of capital, adapted for the regions in which the windmills operate. No impairment was provided for in the 2012 financial year.

	June 2012	June 2011	June 2010
	$000	$000	$000
Impairment of refineries	2,210	2,046	71,252

Impairment of windmills	-	-	1,837

Impairment of other assets	1,108	36	-

Impairment of Goodwill	950	1,157	-

Impairment of trade receivables	1,007	1,930	9,160

Impairment of inventories and biological assets	401	-	740

Total	5,676	5,169	82,989

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero, except for the investment into PT Sinergi Oleo Nusantara, which is carried at cost. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 33: Parent Information for further details.

b.	Biological Asset

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

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

7.	Sales revenue

	2012 $’000	2011 $’000	2010 $’000

Sales Revenue

- Sales of goods	27,289	13,557	14,394

Total revenue	27,289	13,557	14,394

Other Income

Change in fair value of biological assets	-	790	1,656

Interest received	289	115	204

Gain on convertible note restructure	-	1,734	-

Gain on settlement of convertible notes	10,300	-	-

Sundry income	427	230	206

Other income	11,016	2,869	2,066

During the year the company settled the outstanding Series One convertible notes for a cash payment of A$5 million. The Series One convertible notes represented a $15 million liability that was due in May 2012. Due to the early repayment Mission has settled the debt at a substantial discount resulting in a gain of $10,300,000.

During the current financial year, the company materially completed the Jatropha harvest season. The harvest was significantly lower than company expectations and a detailed review of the company’s operations was commenced in-light of its cash position and visibility on its Jatropha operations. The operations have been significantly downsized and the company is now focused on divesting the remaining Indian assets. The company has decided not to undertake further planting of Jatropha. Due to these results from the operations, no change in fair value revenue from saplings was recognised during the current financial year.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

8.	Expenses

	2012 $’000	2011 $’000	2010 $’000

8a) Cost of materials	21,284	18,323	11,119

Cost of growing biological assets	431	636	1,460

Total	21,715	18,959	12,579

8b) Employee costs

Wages and Salaries	3,656	3,970	3,860

Contribution to defined contribution plans	231	233	170

Equity settled share based payments expense	299	3,324	1,277

	4,186	7,527	5,307

8c) Other expenses:

Audit fees	150	204	118

Advertising	2	50	31

Business acquisition costs	501	-	-

Computer maintenance & consumables	58	38	46

Communication expenses	286	343	211

Insurance costs	251	107	121

Legal fees	291	319	123

Plant operating costs	580	163	254

Asset maintenance	137	239	320

Other administrative costs	651	1,030	962

Total	2,907	2,493	2,186

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

	2012 $’000	2011 $’000	2011 $’000

8d) Finance Costs

Amortisation of liability portion of convertible notes	1,067	2,003	1,889

Amortisation of convertible note issue costs	17	379	404

Total	1,084	2,382	2,293

8e) Travel expenses

Corporate travel	274	273	340

Feedstock Logistics	417	493	546
	691	766	886

9.	Income tax

		2012 $’000	2011 $’000	2010 $’000
a. The components of tax expense comprise

Current tax		16	(1)	29

Deferred tax	23	-	-	-

Over provision in respect of prior years		-	-	-
		16	(1)	29
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:

Accounting (loss) before tax		(6,070)	(21,225)	(97,771)

Loss for the year from discontinued operations		(112)	(446)	-
Total loss for the year		(6,182)	(21,671)	(97,771)

Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%		(1,855)	(6,501)	(29,331)
Adjusted for:

Tax effect of:

- overseas tax rate differential		267	140	7,218

- Impairment non-assessable item		995	960	21,927

- other non-assessable items		609	5,400	215
		16	(1)	29
Add:
Over provision for income tax in prior year		-	-	-
Income tax attributable to entity		16	(1)	29

The applicable weighted average effective current tax rates are as follows:		- [10]	-	-

10 No effective tax rate calculated due to the loss position.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

10.	Auditors’ Remuneration

	2012 $’000	2011 $’000	2011 $’000
Audit services
Remuneration of the auditor of the parent entity for:
- auditing or reviewing the financial reports	123	143	75

Other services

- reviewing of the USA SEC registration statement	-	115	62

11.	Earnings per share

a. Reconciliation of earnings to profit or loss

Earnings used in calculation of both ordinary and dilutive EPS	(6,130)	(21,670)	(97,800)

b. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	8,919,299	6,199,265	4,711,249

Effect of:

- Performance Rights and options	-	-	-

Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	8,919,299	6,199,265	4,711,249

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

	2012	2011[11]	2010[12]

Issued ordinary shares	9,452,415	8,512,259	5,500,151

Convertible notes	505,904	935,579	935,579

Employee and third party share options	-	7,315	77,315

Employee performance rights	1,601	133,077	155,733

Share issue options (warrants)	2,995,009	2,995,009	2,995,009

TOTAL	12,954,929	12,583,239	9,663,787

12.	Cash and cash equivalents

	2012 $’000	2011 $’000

Cash at bank and in hand	1,420	9,712

Short-term bank deposits	36	6,049
	1,456	15,761
Reconciliation of cash

Cash and cash equivalents	1,456	15,761
	1,456	15,761

11 In order to facilitate a comparison of units to the current year, the units disclosed for 2010 have been adjusted to reflect the 50:1 share consolidation.

12 In order to facilitate a comparison of units to the current year, the units disclosed for 2010 have been adjusted to reflect the 50:1 share consolidation.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

13.	Trade and Other Receivables

	2012 $’000	2011 $’000

CURRENT

Trade receivables	1,089	6,429

Other receivables[13]	3,136	305

Less: Impairment provision	-	(151)

TOTAL	4,225	6,583

NON – CURRENT

Trade receivables	18,772	20,191

Less: Impairment provision	(16,589)	(17,594)

Less: Discount charge	(2,183)	(2,597)

TOTAL	-	-

Impairment provision

Opening Balance:	17,745	18,686

Charge for the year	1,007	1,930

Foreign currency translation difference	(2,163)	(2,871)

Closing Balance	16,589	17,745

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables.

13  Included in Current: Other Receivables is an amount of A$2.7m relating to the investment into the palm oil project in Indonesia which the Board deems to be recoverable within the forthcoming twelve months.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

14.	Biological Assets

Mission Biofuels India Pvt Limited grows Jatropha Curcas saplings from seeds. The Jatropha Curcas saplings meet the definition of a biological asset and are carried on statement of financial position at fair value, with fair value being determined with reference to the existing arms length sales transactions with a large number of geographically disbursed contract farmers, and other readily available market information on the fair value of these saplings. At 30 June 2012, Mission Biofuels India Pvt Limited had NIL (2011: 1.5 million) saplings mature enough to plant on hand in its controlled nurseries. During the current financial year, the company materially completed the Jatropha harvest season. The harvest was significantly lower than company expectations and a detailed review of the company’s operations was commenced in-light of its cash position and visibility on its Jatropha operations. The operations have been significantly downsized and the company is now focussed on divesting the remaining Indian assets. The company has decided not to undertake further planting of Jatropha. Due to these results from the operations, no change in fair value revenue from saplings was recognised during the current financial year, and all biological assets held on balance sheet at 30 June 2011 have been impaired.

	2012 $’000	2011 $’000

Opening Balance	88	1,477

Add: Increase in fair value due to new plantations	-	790

Less: Sale of saplings transferred to trade receivables	-	(2,098)

Less: Impairment of biological asset	(99)	-

FX adjustments	11	(81)

Closing Balance	-	88

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

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Climate and other risks

The Group’s Jatropha Curcas nurseries are exposed to the risk of damage from climatic changes, diseases, fires and other natural forces. The Group has extensive processes in place aimed at monitoring and mitigating those risks, including regular nursery health inspections and industry pest and disease surveys.

15.	Inventories

	2012 $’000	2011 $’000

CURRENT

Raw Material and stores - cost	577	530

Finished goods – cost	615	1,079

Work in progress – cost	-	4,633
	1,192	6,242

The above is shown at the lower of cost and net realizable value.

16.	Other Financial Assets

Current

Held to maturity financial assets	-	1

Other financial assets	581	177
	581	178

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

17.	Investments in subsidiaries and Jointly controlled entities

A   Controlled Entities Consolidated

	Country of	Percentage Owned (%)
	Incorporation	2012	2011
Parent Entity:

Mission NewEnergy Limited	Australia

Subsidiaries of Mission NewEnergy Limited:

Mission Biotechnologies Sdn Bhd	Malaysia	100	100

Mission Biofuels Sdn Bhd	Malaysia	100	100

Enviro Mission Sdn Bhd	Malaysia	100	100

Mission Agro Energy Limited	Mauritius	100	100

Mission NewEnergy USA LLC,[14]	USA	100	100

PJ Trading Pennsylvania, LLC[15]	USA	100	100

PJ Trading, LLC[16]	USA	100	100

Oleovest PL	Singapore	85	-

Subsidiaries of Mission Agro Energy Limited

Mission Biofuels India Private Limited	India	100	100

b. Jointly controlled entities

Subsidiaries of Mission Biofuels India Private Limited

Mission Agro Diesel (India) Private Limited	India	51	51

14 Mission NewEnergy USA LLC (formerly Scarborough Beach Holdings, LLC), being a dormant entity, was deregistered on 10 September 2012

15  PJ Trading Pensylvania, LLC, being a dormant entity, was deregistered on 23 July 2012

16  PJ Trading, LLC, being a dormant entity, was deregistered on 9 August 2012

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell or deregister Mission Agro Diesel (India) Pvt Limited The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold or deregistered.

In February 2012 Mission acquired 85% of Oleovest PL, a Singapore registered company, which in turn owns 70% of PT Sinergi Oleo Nusantara, an Indonesian registered company. Oleovest PL has terminated the joint venture agreement in PT Sinergi Oleo Nusantara.

The details of the investment in Oleovest PL are as follows:

$’000

Fair value of consideration and settled in cash	1,418

Less: Acquisition cost	(468)

Net fair value of consideration and settled in cash	950

Recognized amount of identifiable net assets and liabilities	NIL

Goodwill on acquisition	950

Please refer to Note 5a for a discussion on the review of goodwill for impairment.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

18.	Property Plant and Equipment

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost at 30 June 2010	1,641	374	847	217	5,761	44,103	29,560	82,503
Additions	-	92	90	-	-	2,470	511	3,163
Foreign Currency Translation	(250)	(59)	(161)	(30)	(985)	(6,081)	(4,472)	(12,038)
Disposal	-	(4)	-	-	-	-	-	(4)
Cost at 30 June 2011	1,391	403	776	187	4,776	40,492	25,599	73,624
Additions	-	25	43	-	-	673	92	833
Foreign Currency Translation	(104)	(46)	286	(2)	(760)	(653)	3,425	2,146
Held for Sale (Current Asset)	(515)	-	-	-	(3,998)	-	-	(4,513)
Disposal	(189)	(3)	(150)	(53)	-		(48)	(443)
Cost at 30 June 2012	583	379	955	132	18	40,512	29,068	71,647

Accumulated Depreciation and Impairment
Accumulated Depreciation and Impairment at 30 June 2010	96	143	532	102	2,391	43,472	28,220	74,956
Depreciation for the year (continuing operation)	41	74	131	41	2	-	107	396
Depreciation for the year (discontinued operation)	-	-	-	-	166	-	-	166
Impairment	-	-	15	-	283	2,045	-	2,343
Foreign Currency Translation	(17)	(22)	(94)	(17)	(431)	(5,980)	(4,334)	(10,895)
Disposal	-	(2)	-	-	-	-	-	(2)
Accumulated Depreciation and Impairment at 30 June 2011	120	193	584	126	2,411	39,537	23,993	66,964

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Accumulated Depreciation and Impairment contd.	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Accumulated Depreciation and Impairment at 30 June 2011	120	193	584	126	2,411	39,537	23,993	66,964

Depreciation for the year (continuing operation)	36	73	154	34	-	-	87	384

Depreciation for the year (discontinued operation)	-	-	-	-	131	-	-	131
Impairment	-	63	359	-	-	1,300	1,596	3,318
Foreign Currency Translation	(17)	(27)	(22)	(2)	(396)	(325)	3,401	2,612
Held for Sale (Current Asset)	(98)	-	-	-	(2,128)	-	-	(2,226)
Disposal	-	(2)	(168)	(38)	-	-	(9)	(217)
Accumulated Depreciation and Impairment at 30 June 2012	41	300	907	120	18	40,512	29,068	70,966

Carrying Amounts
At 30 June 2011	1,271	210	192	61	2,365	955	1,606	6,660
At 30 June 2012	542	79	48	12	-	-	-	681

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These related primarily to the second biodiesel plant under construction in Malaysia. At 30 June 2012 the transfer of this plant to Mission and final payment is under arbitration. See note 26 on capital commitments relating to this plant.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

19.	Intangible Assets

	2012 $’000	2011 $’000
Goodwill

Carrying amount at beginning of year	-	1,013

Additions	950	144

Impairment of Goodwill	(950)	(1,157)

FX Adjustments	-	-

Carrying amount at end of year	-	-

Additions to goodwill for the year relate to the acquisition of 85% of shares in Oleovest PL. Refer to note 5a for a discussion on impairment testing of goodwill and note 17 for details of ownership of subsidiaries.

20.	Other Assets

CURRENT

Prepayments	204	354
	204	354
Non-Current

Security Deposits	54	702
	54	702

21.	Trade and Other Payables

CURRENT

Unsecured liabilities:

Trade payables	1,293	6,335

Interest accrued	646	247

Sundry payables and accrued expenses	236	477
	2,175	7,059

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

22.	Financial Liabilities

	2012 $’000	2011 $’000
CURRENT

Secured loans	83	494

Convertible Notes

- Nominal value (unsecured)	-	15,000

- Equity portion of convertible note	-	(2,349)

- Unamortised costs of issues	-	(90)

- Amortisation of equity portion	-	1,852
	83	14,907
Liabilities included in disposal group held for sale	1,567	-

NON-CURRENT

Secured loans	114	2,064

Convertible Notes (unsecured)

- Nominal value (unsecured)	32,884	45,812

- Equity portion of convertible note	(2,644)	(3,683)

- Amortisation of equity portion	861	94
	31,215	44,287

The secured loans and liabilities included in disposal group held for sale above relate to financing of the windmills in India and an office in Malaysia. These assets are held as security against these loans.

Convertible notes

At 30 June 2012 the following convertible notes were in existence:

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Series 2 notes
Units – post consolidation	505,904

Maturity date	16 May 2014

Interest rate per annum	4%

Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	1 note for 4 ordinary shares

Conversion price	$16.25

23.	Tax

	2012 $’000	2011 $’000
Liabilities

CURRENT

Current Tax liability / (asset)	(24)	(30)

NON-CURRENT

Deferred tax liability comprises:

Unrealised FX gains	-	-

Accruals	-	-

Other	-	-

Total	(24)	(30)

Assets

Deferred tax assets comprise:

Provisions	-	-

Transaction costs included in equity	-	-

Other	-	-
	-	-

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Reconciliations

i. Gross Movements

The overall movement in the deferred tax account is as follows:

Opening balance	-	-

(Charge)/credit to income statement	-	-

Foreign currency translation difference	-	-

Closing balance	-	-

ii. Deferred Tax Liability

The movement in deferred tax liability for each temporary difference during the year is as follows:

Tax allowances relating to unrealized FX gains:

Opening balance	-	-

Charged to the income statement	-	-

Closing balance	-	-

Tax allowances relating to accruals:

Opening balance	-	-

Charged to the income statement	-	-

Closing balance	-	-

Other

Opening balance	-	-

Charge to the income statement	-	-

Foreign currency translation difference	-	-

Closing Balance	-	-

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

Deferred tax assets on losses to a value of $3.8 million to date are not brought to account. In addition, deferred tax assets for deductible temporary differences of A$0.1 million and deferred tax liabilities for temporary differences of $0.7 million have not been brought to account.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

24.	Issued Capital

Fully paid ordinary shares

	2012	2011
	$’000	$’000

Share Capital (Issued and authorised)	110,320	96,801

Ordinary shares	Number	Number

At the beginning of reporting period	8,512,259		275,007,568

Ordinary shares issued

- July 2011	18,444		-

- January 2012	10,168		-

Shares issued on performance right conversion during the year	116,004		11,346,662

Subtotal	8,656,875		286,354,230	[17]

Share consolidation	-		5,727,085

Rounding adjustments	-		94

Revised ordinary shares post share consolidation	8,656,875		5,727,179

Share issue pursuant to Nasdaq listing – April 2011	-	bold;	2,785,000

Shares issued from conversion of convertible notes	795,540		80

At reporting date	9,452,415		8,512,259

17 Shareholders approved a share consolidation of 50:1 on 23 March 2011.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

Shares issued in February 2010 and April 2011 did not include a warrant.

The following warrants and options were in existence at reporting date:

	2012	2011
Warrants – from share issues	2,995,009	2,995,009

Employee and third party options	-	7,315

Employee performance rights	1,600	133,077

Total	2,996,609	3,135,401

a.	Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 30.

b.	Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the development stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding will be considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group’s debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

The Company has complied with these provisions during the reporting period.

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

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

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

2.	Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.	Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

26.	Capital and Leasing Commitments

	2012 $’000	2011 $’000
a. Operating Lease Commitments
- not later than 12 months	154	218
- between 12 months and 5 years	849	967
- greater than 5 years	2,032	2,227
	3,035	3,412

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

Lease Commitments– India

Mission Biofuels India Pvt Limited has entered into cancellable lease agreements for the office premises, godown (warehouse), guest house and car, renewable by mutual consent on mutually agreeable terms. The company has entered into a number of lease agreements throughout India. Lease terms range between 3 and 36 months.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Capital Expenditure Commitments

	2012 $’000	2011 $’000
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants[18]	3,483	5,228
Other	-	62
	3,483	5,290

27.	Contingent Liabilities and Contingent Assets

A subsidiary within the group has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount of approximately A$2m which the contractor is claiming is due to them. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the group has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow greater than the value invested, however at this stage it is not possible to quantify this value.

A subsidiary within the Group has been assessed for a State Tax with a provisional assessment and penalties raised totalling A$0.16 million. Management disputes this assessment and is in discussion with the relevant tax authorities seeking clarity on the basis of the assessment.

The Group is not aware of any other contingent liabilities or contingent assets as at 30 June 2012.

18 This value is net of late delivery charges and other costs the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

28.	Segment Reporting

	Biodiesel Refining (Malaysia)		Jatropha (India)		Power generation (India)		Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2012 $’000		2012 $’000		2012 $’000		2012 $’000	2012 $’000	2012 $’000

Primary Reporting — Business Segments

Revenue

Revenue from external customers	27,265	[19]	24	[20]	489	[21]	-	-	27,778

Interest received	60		11		-		-	218	289

Other revenue	360		67		-		-	10,300	10,727

Total segment revenue	27,685		102		489		-	10,518	38,794

Changes in Inventory	(4,786)		27		-		-	-	(4,759)

19Sales from the refining business unit are primarily to two customers in 2012 and two customer in 2011.

20 Sales of biological assets are to a large number of individual contract farmers.

21Power generation revenue is from one customer.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

28.	Segment Reporting

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2012 $’000	2012 $’000	2012 $’000	2012 $’000	2012 $’000	2012 $’000

Costs of materials	(21,367)	(348)	(110)	-	-	(21,825)

Employee benefits expense	(1,190)	(817)	-	-	(2,032)	(4,039)

Impairment	(2,699)	(919)	-	-	(2,058)	(5,676)

Depreciation and amortisation	(179)	(125)	(131)	-	(80)	(515)

Interest expense	(598)	-	(360)	-	(1,561)	(2,519)

Other expenses	(1,734)	(563)	-	(454)	(2,892)	(5,643)

Segment result before tax	(4,868)	(2,643)	(112)	(454)	1,895	(6,182)

Profit/loss from ordinary activities before income tax						(6,182)

Income tax expense						(16)

Net profit/(loss)						(6,198)

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

28.	Segment Reporting

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2012 $’000	2012 $’000	2012 $’000	2012 $’000	2012 $’000	2012 $’000

Non-current Segment assets	574	156	-	-	5	735

Total Segment assets	4,319	774	1,944	2,731	935	10,703

Segment liabilities	1,386	242	1,567	-	31,949	35,144

Acquisitions of property, plant and equipment	732	46	-	-	55	833

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2011 $’000	2011 $’000	2011 $’000	2011 $’000	2011 $’000	2011 $’000

Primary Reporting — Business Segments

Revenue

Revenue from external customers	13,468	89	523	-	-	14,080

Interest received	36	-	-	-	79	115

Other revenue	200	820	-	-	1,734	2,754

Total segment revenue	13,704	909	523	-	1,813	16,949

Changes in Inventory	5,101	(11)	-	-	-	5,090

Costs of materials	(18,452)	(507)	(118)	-	-	(19,077)

Employee benefit expense	(1,235)	(1,179)	-	-	(5,113)	(7,527)

Impairment	(2,046)	(1,966)	(262)	-	(1,157)	(5,431)

Depreciation and amortisation	(217)	(132)	(166)	-	(47)	(562)

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

	Biodiesel Refining (Malaysia)	Jatropha (India)	Power generation (India)	Downstream Palm Oil Project (Indonesia)	Unallocated	Consolidated (Continuing Operations)
	2011 $’000	2011 $’000	2011 $’000	2011 $’000	2011 $’000	2011 $’000

Interest expense	(50)	-	(423)	-	(2,433)	(2,906)

Other expenses	(1,362)	(1,429)	-	-	(5,416)	(8,207)

Segment result before tax	(4,557)	(4,315)	(446)	-	(12,353)	(21,671)

Profit/loss from ordinary activities before income tax						(21,671)

Income tax expense						1

Net profit/(loss)						(21,670)

Non-current segment assets	3,080	252	2,892	-	1,138	7,362

Total Segment assets	10,528	1,955	2,379	-	21,736	36,598

Segment liabilities	6,209	687	2,278	-	57,172	66,346

Acquisitions of property, plant and equipment	2,702	135	-	-	326	3,163

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Segment reporting accounting Policies

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

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

Intersegment Transfers

Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments

The Group has four key business segments. The Group’s business segments are located in Malaysia, Indonesia, India and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia, the downstream palm oil project is located in Indonesia, the Jatropha business segment is located in India along with the Power generation segment.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

29.	Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit (loss) after Income Tax	2012 $’000	2011 $’000

Profit / (Loss) after income tax before non-controlling interests	(6,198)	(21,670)

Non cash flows in profit / (loss)

Depreciation of plant and equipment	516	562

Amortisation of Convertible Note Costs	17	379

Gain on the settlement/restructure of Convertible Note	(10,300)	(1,734)

Amortisation of Equity portion of Convertible Note	1,067	2,003

Provision for employee benefits	11	20

Impairment of Trade Receivables	1,007	1,930

Impairment of assets	4,268	3,501

Impairment of inventories	402	-

Share based payment expense	299	3,324

Net cash provided by / (used in) operating activities before change in assets and liabilities	(8,911)	(11,685)

Change in assets and liabilities

- (Increase) decrease in receivables	3,954	(6,169)

- (Increase) decrease in inventories	4,759	(5,090)

- (Increase) decrease in biological assets	-	1,389

- (Increase) decrease in other assets	230	(524)

- (Increase) decrease in deferred tax and current tax	6	17

- Increase (decrease) in creditors and accruals	(4,691)	5,378

Foreign Currency Adjustments	(218)	1,595

	4,040	(3,404)

Cash (used in) operations	(4,871)	(15,089)

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Cash flows from discontinued operations (being the Windmill segment) are a net operating cash profit of $0.02 million for the period ended 30 June 2012 ($0.02 million loss for 30 June 2011).

Credit Standby Facilities with Banks

	2012 $’000	2011 $’000

Loan facilities	1,764	2,558

Amount utilised	(1,764)	(2,558)

	-	-

Facilities at June 2012 relate term loans for the funding of various items of Property, Plant and Equipment. The loan terms range from three to four years with interest rates from 3.4% to 19.09%. These loans do not have an option to extend.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

30.	Interests and Remuneration of Key Management Personnel

	2012 $000	2011 $000

Salaries	1,329	1,457

Non-cash benefits	18	15

Post employment benefits	66	73

Share based payments	49	3,245

Total	1,462	4,790

Equity settled Options

	Balance 1/7/2010	Balance after consolidation at 50:1[22]	Lapsed	Balance 30/6/2011	New issue	Balance 30/6/2012
Directors
Guy Burnett[23]	1,750,000	35,000	(35,000)	-	-	-
Executive
James Garton[24]	1,750,000	35,000	(35,000)	-	-	-
TOTAL	3,500,000	70,000	(70,000)	-	-	-

22 Shareholders approved a share consolidation of 50:1 on 23 March 2011.

23 Grant date was 19 October 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

24 Grant date was 25 June 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Equity settled Performance rights

	Balance 30/6/2010	New Issue		Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance 30/06/2011	New Issue		Exercised	Lapsed	Balance 30/06/2012	Vested and unexercised at 30/06/2012
Director
Nathan Mahalingam	-	5,000,000	[25]	(3,333,332)	-	1,666,668	33,334	-	33,334	-		(33,334)	-	-	-
Guy Burnett	1,000,000	5,000,000	[26]	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-		(33,334)	(6,000)	-	-

Executives															-
James Garton	6,000,000			(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-		(33,334)	(6,000)	-	-
Senior employees collectively	786,667	1,550,000	[27]	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	20,000	[28]	(16,675)	(22,800)	1,600	-
Total	7,786,667	11,550,000		(11,346,662)[29]	(50,000)	7,940,005	158,810	(25,733)	133,077	20,000		(116,677)[30]	(34,800)	1,600	-

25Grant date was 6 July 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

26Grant date was 6 July 2010, share price and fair value on grant date was $13.25.The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

27Grant date was 28 September 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at 31/12/2010, 30/06/2011 and 31/12/2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by 30 June 2011, EPS of A$7.50 by 30 June 2012 and EPS of A$7.50 by 30 June 2013.

28 Grant date was 1 July 2011, share price and fair value on grant date was $4.90. 10,000 of the performance rights vest on 31 December 2012 for service and 10,000 vest on 30 June 2012 if the refining operations are cash flow positive for the 2012 financial year.

29 The weighted average exercise price was $11.21 for performance rights exercised in 2011.

30 The weighted average exercise price was $5.47 for performance rights exercised in 2012.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Ordinary shares held by key management personnel

	Balance 30/6/2010	Exercised pursuant to performance rights	Disposed	Balance 30/06/2011	Exercised pursuant to performance rights	Disposed	Balance 30/06/2012
Dario Amara	2,000	-	-	2,000	-	-	2,000
Nathan Mahalingam	512,955	66,667	-	579,622	33,334	-	612,956
Guy Burnett	4,000	74,667	-	78,667	33,334	-	112,001
James Garton	4,050	74,667	-	78,717	33,334	-	112,051
Samsudeen Ganny	-	-	-	-	10,000	-	10,000
Kalaiselvan Somasundaram[31]	1,600	800	-	2,400	-	-	2,400
Total	524,605	216,801	-	741,406	110,002	-	851,408

Refer to the Remuneration report for full details on key management personnel remuneration and benefits

31 Mr Kalaiselvan resigned on 1 July 2011

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

31.	Related Parties

	2012 $’000	2011 $’000

Transactions between related parties are on a normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

Other Related Parties

Management fee charged to Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company	627	656

Management fee charged to Mission Biofuels Sdn Bhd, a 100% owned subsidiary company	940	985

Sale of Jatropha crude oil between Mission’s controlled subsidiaries	-	10

Increase in investment by Mission NewEnergy Ltd in Mission Biofuels India PL, via Mission Agro Energy Ltd	2,400	2,713

Increase in investment by Mission NewEnergy Ltd in Mission Biofuels SB	-	3,989

Increase in investment by Mission NewEnergy Ltd in Mission biotechnologies SB	-	-

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Inter Company Loan Balances

		2012 $’000	2011 $’000
Loan From	Loan To	Amount	Amount
Mission New Energy Ltd	Mission Agro Energy Ltd	551	551

Mission New Energy Ltd	Mission Biotechnologies Sdn Bhd	4,100	13,250

Mission New Energy Ltd	Mission Biofuels Sdn Bhd	1,202	261

Mission New Energy Ltd	Oleovest PL	2,739	-

Mission New Energy Ltd	PT Sinergi Oleo Nusantara	45	-

Mission Biotechnologies Sdn Bhd	Mission Agro Energy Ltd	100	100

Mission Biofuels Sdn Bhd	Mission Biotechnologies Sdn Bhd	-	36

Mission Biotechnologies Sdn Bhd	Mission Biofuels Sdn Bhd	-	-

Mission Biotechnologies Sdn Bhd	Mission Biofuels (India) Pvt Ltd	69	66

Mission Biotechnologies Sdn Bhd	Oleovest Pte Ltd	4	-

Mission Biotechnologies Sdn Bhd	PT Sinergi Oleo Nusantara	76	-

All intercompany loans from the parent entity have been fully provided for, except for the loan to Oleovest PL.

32.	Financial Instruments

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

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Fair value of financial instruments

	Carrying amount $,000	Fair Value $,000

Financial assets

Cash and cash equivalents	1,456	1,456

Other Financial Assets	581	581

Receivables (Current)	4,225	4,225

Financial liabilities

Trade and other payables	2,175	2,175

Current loans	83	83

Non-current loans and equity portion	31,215	32,036

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

Group sensitivity

At 30 June 2012, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

•	Effect on post tax profit – A$ Nil million lower/higher (2011: A$ Nil million lower/higher)

•	Equity would have been – A$ Nil million lower/higher (2011: A$ Nil million lower/higher)

•	The fair value of convertible notes – A$ 0.298 million higher/A$ 0.172 million and lower (2011: A$ 0.344 million / A$ 0.341 million lower/higher).

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringgit, Indonesian Rupiah and the US dollar.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2012, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 0.1 million lower/ A$0.1 million higher (2011: A$ 0.941 million lower/ A$1.15 million higher)

Profit and Loss would have been – A$ 0.1 million lower/ A$0.1 million higher (2011: A$ 0.941 million lower/ A$1.15 million higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

Malaysian operations

Credit risk for receivables at 30 June 2012 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default. At the date of this report, all material biodiesel sale receivables had been recovered.

Indian Operations

With the downsizing of the feedstock operations, all receivables from sale of saplings have been impaired. Sales of electricity, which is under a power purchase agreement and the resultant receivable, are to a large Indian State Owned enterprise and hence credit risk is deemed low.

Second Biodiesel plant guarantee

The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Commodity Risk

The Group is exposed to market prices of input costs into the production of biodiesel and associated by products produced. At period end the group had some product on hand to be sold.

Group sensitivity

At 30 June 2012, if the price of these products had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on post tax profit – A$0,1 million lower / A$0.1 million higher

Equity would have been – A$0.1 million lower / A$0.1 million higher

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

Financial Instruments (cont’d)

Liquidity risk			Weighted Average Interest Rate
	2012	2011	2012	2011
	$'000	$'000%		%
Financial Assets:
Cash and cash equivalents	1,456	15,761	2.5%	2.9%
Other financial assets	581	178	-	-
Loans and Receivables	4,225	6,583	-	-
	6,262	22,522
Financial Liabilities summarized by contractual maturity:
Current debt
Floating Interest Rate	1,650	494	18.3%	15.1%
Fixed Interest Rate	-	14,413	-	4%
Non Interest Bearing	2,175	7,059	-	-
Total Current Debt	3,825	21,966

Non-current debt

Floating Interest Rate (1 to 3 Years)	114	2,064	3.4%	15.8%
Floating Interest Rate (4 to 5 Years)	-	-
Fixed Interest Rate (1 to 3 Years)	31,101	42,223	4.0%	4.0%
Fixed Interest Rate (4 to 5 Years)	-	-
Total Non-Current Debt	31,215	44,287

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

33.	Parent entity information

	2012	2011

Information relating to Mission NewEnergy Limited:	$’000	$’000

Current assets	887	21,233

Total assets	892	22,010

Current liabilities	(848)	(14,948)

Total liabilities	(31,948)	(57,172)

Net asset (deficit)/surplus	(31,057)	(35,162)

Issued capital	110,215	96,697

Retained loss	(141,191)	(142,665)

Share based payments reserve	4,907	4,866

Convertible notes reserve	2,645	5,940

Total shareholders’ equity	(31,057)	(35,162)

(Loss)/profit of the parent entity	(7,633)	(35,983)

Total comprehensive income of the parent entity	(7,633)	(35,983)

Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries *	3,483	5,209

Details of any contingent liabilities of the parent entity	-	-

Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

* The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

The Parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2012.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

34.	Subsequent events

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

Mission, through its subsidiary, Oleovest PL, has served a notice of termination to PT Perkebunan Nusantara III (“Persero”) (“PTPN III”) an Indonesian state owned enterprise for breach of material obligations under the Joint Venture & Shareholders’ Agreement.

Mission was formally de-listed from the NASDAQ Global Market. Mission continues to trade on the Australian Stock Exchange (ASX) under the symbol “MBT”.

A debt funding package as referred to above has been agreed in principle with SLW International, LLC (SLWI) a substantial convertible note holder, to provide the company with a US$5 million line of credit facility (“Facility”).

Under the terms of the Facility, the company may draw up to US$5 million over the 24 month term of the Facility. At maturity or default, the company must repay the principal amount outstanding plus twenty five percent of the maximum principal amount reached during the term of the Facility, or US$1 million, whichever is greater. The Facility will be secured through a first priority security over all assets of the company, and if required by the lender, the company’s subsidiaries and (or alternatively) security over the shares of the subsidiaries of the company, and the Facility may not be used for any capital expenditure or debt service. Funds will be advanced in one or more tranches as agreed by the lender and all payments by the company of any material amount shall be subject to lender approval. In addition to certain restrictions on activities of the company, the company shall be obligated to repay all or part of the then outstanding amount upon the receipt by the company or its subsidiaries of funds related to the sale or other disposal of any material assets. No such sale or disposal of assets may occur without the express and written prior approval of the lender. The lender will have the right to appoint a Director to the Board and the company is required to maintain the ongoing employment of Mr. Nathan Mahalingam as Chief Executive Officer.

The company has agreed to deal exclusively with the lender for funding while completing the conditions to close, which include finalising definitive Facility documentation, definitive security documentation, shareholder approval, no material adverse change in respect of Mission’s operations and the restructure of the convertible note debt.

The company has also taken to shareholder for approval to convert each existing convertible note, by way of an exchange offer, whereby each existing convertible note will be exchanged for a new convertible note. The key difference between an existing convertible note and a new convertible note is that the new note will bear no coupon/interest payments, will have a conversion ratio of one note to four hundred and thirty three ordinary shares and the condition that any proceeds from the sale of material assets will be first applied on a pro-rata basis towards settlement of the principal amount outstanding under the new convertible notes.

If the Convertible Note restructure is successful all further interest payment obligations of the company under the existing convertible notes would be removed and further, if the new convertible notes were to be converted to equity, the company would no longer be liable to repay its debt under such convertible notes which currently totals more than A$32 million. Instead of repaying the notes, the Company would issue approximately 219 million shares equal to approximately ninety six percent of the total issued shares of the company following the issue.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

On 19 September 2012, a shareholder filed an application with the Takeovers Panel, seeking an interim order that Mission not proceed with the finalisation of the SLW definitive facility documents and definitive security documentation (as referred to above in the Financial Position section), until the Panel application is dealt with and a final order that, the term sheet be cancelled, or alternatively cancelled to the extent that it requires Mission to deal exclusively with SLW for funding and restricts Mission from dealing with its assets. The Company agreed to not proceed with finalisation of definitive facility documents and definitive security documentation and to not dispatch to Mission shareholders any notice of meeting relating to seeking shareholder approval for the proposed convertible note restructure announced to the Australian Securities Exchange on 17 August 2012 until the Takeover Panel application is dealt with. On the 8 October Mission announced a placement of 1,417,860 ordinary shares at A$0.0705 raising approximately A$100,000 and also announced that the SLWI facility was no longer contingent upon the convertible note restructure. On the 16th October 2012 Mission lodged a Notice of Meeting of Shareholders to approve the convertible note restructure. On 3 October 2012 (and again on the 19 October 2012) the Takeover Panel announced that it has declined to conduct proceedings.

The Board has approved management to sell non-core assets. At the date of this report a sale and purchase agreement to sell the Refining office has been signed.

35.	Non-controlling Interests

	2012 $’000	2011 $’000
Issued Capital	70	-
Reserves	-	-
Retained loss	68	-

The non-controlling interest has a 15% (2011: N/A) equity holding in Oleovest PL.

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

36.	Non-current assets held for sale and discontinued operations

The Board has resolved to sell non-core assets in India, being the windmills and office complex in India. Accordingly these assets have been classified as non-current assets held for sale.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations – Power generation segment	2012 $’000	2011 $’000

Revenue	489	523

Cost of materials	(110)	(118)

Depreciation	(131)	(166)

Impairment	-	(262)

Finance Costs	(360)	(423)

Net loss from discontinued operations attributable to members of the parent	(112)	(446)

Non-current assets classified as held for sale

- Property, Plant and Equipment – power generation segment	1,869	-

- Property, Plant and Equipment – jatropha segment	417

Liabilities classified as held for sale

- Financial liabilities – power generation segment	1,567	-

- Financial liabilities – jatropha segment	-	-

The assets in this disposal group are actively being marketed for sale and are expected to be sold within the forthcoming twelve months.

37.	Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2012 (including comparatives) were approved by the board of directors on 28 September 2012.

Nathan Mahalingam

Director

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2012 (Contd.)

38.	Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B2, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy Limited Head Office Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.

Malaysia	Mission Biofuels Sdn Bhd Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor	Mission Biotechnologies Sdn Bhd Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Enviro Mission Sdn Bhd Unit 621, Block A, Kelana centre point, No. 3, Jalan ss7/ 19, Kelanajaya, 47301 Petaling Jaya, Selangor

Mauritius	Mission Agro Energy Limited 9th Floor Ebene Tower 52 Cybercity Ebene Republic of Mauritius

India	Mission Biofuels (India) Pvt Limited Shops nos. 1,2 and 3 Sun heights, Ground floor Gandhingar bridge Adishankaracharyya Marg Powai, Mumbai Maharashtra India, 400 076	Mission Agro Diesel (India) Pvt Limited 608 Powai Plaza, Hiranandani Business Park Powai, Mumbai - 400076, India

