Form 20-F
period 2013-06-30
Mission NewEnergy Ltd
filed 2013-10-31
CIK 1463471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2013: 10,870,275 Ordinary Shares

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

☒ Yes       ☐ No

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

The following table sets out relevant conversion measures for Mission NewEnergy’s business:

1 Tonne = 2,204.6226 Pounds biodiesel

1 Tonne = 1.1023 Tons (short) biodiesel

1 Tonne = 298 Gallons biodiesel

1 Tonne = 7.4 Barrels biodiesel

1 Barrel = 42 Gallons biodiesel

1 Hectare = 2.4 Acres

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2011, 2012and 2013 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our beliefs regarding the design, technology, operation and maintenance of our refinery;

•	our ability to procure a sufficient supply of raw materials, in particular, suitable and cost competitive feedstocks;

•	our beliefs regarding the competitiveness of our products;

•	our beliefs regarding the advantages of our business model;
•	our expectations related to our ongoing restructure;

•	our expectations regarding the scaling and expansion or reduction of our production capacity;

•	our expectations regarding our ability to procure customersand expand them;

•	our expectations regarding settlement of our terminated Indonesian Joint Venture ;

•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;

•	our future business development, results of operations and financial condition;

•	the effects of weather;

•	government regulatory and industry certification, approval and acceptance of our product and its derivatives; and

•	government policymaking and incentives relating to renewable fuels.

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

The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2013, 2012 and 2011 and the balance sheet data as at June 30, 2013 and 2012 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2010 and 2009 and the balance sheet data as at June 30, 2011, 2010 and 2009 have been derived from our audited financial statements that are not included in this annual report.

	2013	2013	2012	2011	2010	2009
	US$(1)	A$	A$	A$	A$	A$
	(in thousands, except share and per share data)

Income Statement data:
Total sales revenue	174	169	27,543	13,629	14,394	43,368
Total other income	8,468	8,244	10,659	1,890	2,066	11,809
Cost of sales	(378)	(368)	(26,153)	(13,352)	(15,021)	(45,709)
Employee benefits expense	(1,662)	(1,618)	(3,221)	(6,349)	(5,307)	(5,117)
Other income (expenses)	8,603	8,375	(9,012)	(7,965)	(88,751)	(19,271)
Finance costs	(4,159)	(4,048)	(3,243)	(4,865)	(5,152)	(8,401)
Profit/(loss) from operations before income tax	11,046	10,754	(3,427)	(17,012)	(97,771)	(23,321)
Income tax (expense) benefit	21	20	(16)	1	(29)	(434)
Profit/(Loss) from continuing operationNet (loss)/profit	11,067	10,774	(3,443)	(17,011)	(97,800)	(23,755)
Loss for the year from discontinued operations	(736)	(717)	(2,755)	(4,659)	-	-
Net Profit / (Loss)	10,331	10,057	(6,198)	(21,670)	(97,800)	(23,755)
Profit/(Loss) attributable to non-controlling interests	(15)	(14)	68	-	-	-
Profit/(Loss) attributable to members of the parent	10,316	10,043	(6,130)	(21,670)	(97,800)	(23,755)
Basic and diluted earnings (loss) per share (2)	0.98	0.96	(0.69)	(3.50)	(20.76)	(12.00)
Weighted average ordinary number of shares outstanding (3)	10,481,820	10,481,820	8,919,299	6,199,265	4,711,249	1,979,725
Balance Sheet data:
Total current assets	5,028	5,486	7,682	29,236	25,007	26,372
Total assets	18,428	20,105	10,703	36,598	33,749	118,030
Total current liabilities	28,458	31,051	2,362	22,059	4,300	9,550
Total non-current liabilities	1,428	1,558	31,215	44,287	59,137	57,441
Total liabilities	29,888	32,609	35,144	66,346	63,437	66,991
Retained earnings (accumulated losses)	(139,366)	(136,188)	(140,377)	(135,720)	(117,259)	(19,475)
Total equity	(11,460)	(12,504)	(24,441)	(29,748)	(29,688)	51,039
Other financial data:
Dividends per share	—	—	—	—	—	—

(1)	The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2013, which exchange rate was A$1.00 = US$0.9165. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2012 to June 30, 2013 which as A$1.00 = US$1.0272. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(2)	Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period, after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

(3)	The weighted average number of ordinary shares outstanding is shown after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

Exchange Rate Information

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States.

For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 30, 2013, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.9165. On October 11, 2013, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = U.S $ 0.9473.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At Period End	Average Rate (1)	High	Low
Fiscal year ended June 30,
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
2011	1.0732	0.9905	1.0970	0.838
2012	1.0236	1.0323	1.1026	0.9453
2013	0.9165	1.0272	1.0591	0.9165
Month ended
April 30, 2013	1.0372	1.0380	1.0564	1.0255
May 31, 2013	0.9608	0.9919	1.0313	0.9608
June 30, 2013	0.9165	0.9440	0.9770	0.9165
July 31, 2013	0.8957	0.9155	0.9259	0.8957
August 31, 2013	0.8901	0.9037	0.9193	0.8901
September 30, 2013	0.9324	0.9301	0.9444	0.9055
October 31, 2013(through October 11, 2013)	0.9473	0.9426	0.9473	0.9366

(1)	For the fiscal years, determined by averaging noon buying rates on the last day of each full month during the fiscal year.

5

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

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

We have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. We incurred an operating profit for the year ended June 30, 2013 of A$10.1 million (2012: A$6.2 million loss), with net cash used in operating activities of A$3.7 million (2012: A$4.9 million). At balance date, the current assets less current liability deficit was A$11.0 million (2012: A$6.0million surplus) and the net asset deficiency A$12.5 million (2012: A$24.4 million). The current asset deficiency is primarily due to convertible note due and payable in May 2014. The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a).

At June 30, 2013, the Company has a current liability for the series three convertible notes of A$32.9 million (nominal value).As of October 30, 2012 A$7.5 million of the series three convertible notes were redeemed by the Company resulting in an outstanding debt obligation of A$25.4 million.

As announced to the market on the February25, 2013, a debt funding package was signed with SLW International, LLC (SLW) a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility. As of October 30, 2013 the Company had fully settled all outstanding drawn funds and fully paid the interest and charges on this Facility.

The Directors believe that at the date of this report the Group has sufficient financial resources at June 30, 2013 to meet its committed financial liabilities.

The financial statements for the fiscal year ended June 30, 2013have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at June 30,2013. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

•	Generate positive cash flows from operations.
•	Raise cash through sale of assets and recovery of receivables.
•	Reduce cash outflows through cost control measures.
•	Renegotiate the maturity date of the convertible notes.
•	Raise cash through the issue of further equity.
•	Increase debt facilities.

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

Revenue from our business may not exceed our expenses and thus there is substantial risk that we will not be able to generate enough revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.

We may not be able recover any funds from intercompany loans

The head company holds security over all material assets of the group in regards to all inter company loans. The company’s subsidiary’s may not be able to repay or service these intercompany loans, which would have a significant adverse effect on our business and financial condition.

Our substantial level of current debt could impair our ability to service our indebtedness, finance our operations and compete with less leveraged players in the industry.

We have substantial current indebtedness. As of June 30, 2013, we had total current indebtedness of A$31.1 million, including approximately A$27.4 million (accounting value) outstanding under our convertible notes which is due and payable in May 2014, and A$3.7 million of other debt. Our high level of indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our indebtedness obligations under the convertible notes, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

•	make it more difficult for us to satisfy our obligations under our other indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions, dividends and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general adverse economic and industry conditions;

•	place us at a disadvantage compared to our competitors that have less debt;

•	limit our ability to pursue new strategies and business opportunities;

•	increase our cost of borrowing; and

•	limit our ability to borrow additional funds.

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

Under the National Renewable Fuel Standard.Palm based biodiesel does not qualify as an approved biodiesel generate RINs. A RIN is a 38-character numeric code that is generated by the producer or importer of renewable fuel representing gallons of renewable fuel produced/imported and assigned to batches of renewable fuel that are transferred (change of ownership) to others. RINs are then turned into the EPA each year by petroleum refiners to prove that they have blended the required amount of renewable fuel under RFS2. Therefore, biodiesel that does not generate a RIN may have a very limited market in the U.S. If we are not able to meet these requirements, we may suffer a significant adverse effect on our business, financial performance and financial condition and could cause us to cease operations.

We may not be compliant under the European Renewable Energy Directive, our ability to sell palm-based biodiesel into the European Union will be significantly constrained and the results of our operations will be adversely impacted.

Under the Renewable Energy Directive, the entire pathway for palm based biodiesel including the suppliers of raw materials and the production pathway must be certified. Failure for our production facility to meet such certification or failure by our suppliers of palm oil feedstock to satisfy the Renewable Energy Directive could affect our ability to sell palm-based biodiesel into the European Union. The European Union has been and remains a key market for us. Any limitation on our ability to sell biodiesel into the European Union could have a significant adverse effect on our business, financial performance and financial condition.

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

In 2013, our biofuel revenue was NIL due to the shut down of the refining operations in the prior financial year. Our historic revenue contracts have since expired and we cannot assure you that we will be able to source new customers and establish and maintain long-term relationships with such customers. As a result of our inability to find profitable sales contracts our refining operations are currently in care and maintenance. If we are unable to source new customers our revenues will be significantly reduced and could have a material adverse effect on our results of operations.

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

If we cannot get the refineries to run successfully after being in care and maintenance.we may be unable to deliver into sales contracts which may result in lost revenues and incurred costs.

With the refineries being under care and maintenance, suchnon-operation may result in significant costly technical and mechanical delays if the decision were made to restart production.

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

We remain reliant on palm oil as a feedstock. If the price of palm oil is greater than the value of our biodiesel, which is generally priced relative to ultra low sulphur diesel (“ULSD”), we may not be able to profitably sell biodiesel into the immediate cash payment and delivery market. Our ability to supply palm-based biodiesel profitably is based on having positive margins where our input costs are lower than the value of our refined product. We are unable to influence the price of palm oil or the price of biodiesel. Resultantly, our biodiesel profitability is reliant on the existence of a positive spread between these two commodities. As we only operate when a positive operating margin exists, currently we have not been operational at anytime during the period, we have and expect to continue to have in the future erratic capacity utilization, which may adversely affect our results of operations.

We have suffered and may continue to suffer low capacity utilization if we are unable to secure term contracts.

Given the volatility of profit margins on biodiesel production due to fluctuations in commodity pricing for palm oil and the value of our finished product, we have not converted palm oil to biodiesel unless we have a committed contract customer willing to accept pricing based on our cost of purchasing feedstock and earning a positive margin from refining. Our refineries are currently shut down and we currently have no customers and have no visibility on our ability to attract customers. As such our refining operationshave been put on care and maintenance.

We have suffered and may continue to suffer low capacity utilization if we are unable to secure material volumes of biodiesel sales under the Malaysian Biodiesel mandate.

After numerous years discussing the possible implementation of a biodiesel blending mandate in Malaysia, the Malaysian Government introduced a scheme to mandate a 5% biodiesel blend into commercial diesel sales in the Central region of Malaysia. This scheme may grow or reduce depending on Government support. In addition the scheme was for a lower volume than previously communicated to Malaysian Biodiesel producers. Accordingly we secured relatively low volumes of biodiesel sales under this scheme. If the scheme is not extended, or cancelled altogether, or commercially viable quantities are not secured by us, this may adversely affect our results of operations.Due to insufficient and unprofitable sales volumes under this mandate, we terminated the arrangements to supply biodiesel and we currently have no biodiesel sales in Malaysia and have no visibility towards further sales in Malaysia.As such, our refining operationshave been put on care and maintenance.

We may be unable to perform under offtake agreement

The company may not be able to perform under any existing or new offtake agreements, given that its refinery is currently in care and maintenance. Additionally any changes in legislation in the local jurisdiction of the offtaker may prohibit such sales including in the United States where palm based biodiesel is not compliant with governmental regulations.

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

Our biodiesel refineries include contracts with Axens for the supply of our proprietary systems, over which they have intellectual property that they have licensed to us. This intellectual property includes the operating procedures and technical schematics of our biodiesel refineries, which are required to operate and maintain the plants. The unauthorized use or Axens’ or our intellectual property or the infringement by us of another person’s intellectual property right may adversely affect our financial performance..

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

We are required to hold or obtain a number of licenses and permits, including environmental and those related to materials handling, in various jurisdictions in order to implement and operate our business. In particular our biodiesel refining operation in Malaysia holds a LembagaMinyakSawit Malaysia license (which allows for the buying, selling, movement and importation of palm oil products) and a Kementerian Perusahaan Perladangan&Komoditi license (which allows the production of biodiesel). The LembagaMinyakSawit Malaysia license is renewed annually and is currently valid. We have no reason to believe that this license will not be renewed, although renewal is not assured. The Kementerian Perusahaan Perladangan&Komoditi license is renewed every three years and is currently valid and we have no reason to believe that this license will not be renewed yearly, although renewal is not assured.

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

We may experience a significant chemical or biodiesel spill at our refineries or we may experience a chemical spill. If any of these events occur or if we otherwise fail to comply with the applicable environmental or other regulations, we could be subject to significant monetary damages and fines or suspensions of our operations, and our business reputation and profitability could be adversely affected.

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

Our refineries are located in Malaysia and possible sales of biodiesel sales may be in the United States and Europe. In addition, the equipment for our plants is imported from, and our products are sold in, various other countries. There is a risk that actions of a government in any of these countries may adversely affect our ability to implement and operate our business.

Government action or policy change in relation to access to lands and infrastructure, import and export regulations, environmental regulations, taxation, royalties and subsidies could adversely affect our operations and financial performance. In particular, upon significant changes in U.S. legislation, the renewable fuels standard or the biodiesel blenders excise tax credit, where palm based biodiesel is not compliant. Generally, however, a policy change in any of the jurisdictions in which we operate, or intend to operate, may inhibit our ability or the financial viability of our operations to export feedstock oil or the refined products that we market. This, in turn, could adversely affect our operations and financial performance.

Our financial performance may be adversely affected by fluctuations in exchange rates.

Our revenues and expenditures are potentially denominated in a number of currencies, including U.S. dollars, euros, Australian dollars, Indonesian rupiah,and Malaysian ringgit. Historically, we have experienced losses due to unhedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have limited foreign currency hedging arrangements in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

We may be unable to recover our investment in our Indonesian palm oleochemical joint venture project.

We terminated our Indonesian joint venture project given material breaches in obligations by the joint venture partner. Under the terms of our Joint Venture Agreement upon termination for breach of obligations the breaching party must acquire all shares of the non-breaching party at the greater value of the initial investment being US$2.8 million of the market value of the shares. The valuation of the shares is in dispute and the matter has been referred to Indonesian Arbitration. The company can provide no assurances that it will be able to recover the original investment amount or an amount greater than our invested capital nor the timing thereof.

Risks Related to Our Strategy

We may not be able to restart refining operations.

The refining operations are currently held in care and maintenance. Should profitable opportunities present themselves there can be no assurance that theCompany would be able to restart refining operations. Further the Company can make no assurances as to its ability or cost thereof to attract necessary staff, obtain working capital lines and re-commission the equipment.

We may be unable to settle the loan raised to fund our operations in India

In April 2013, the Company announced that it had secured a short term financing facility to meet operating costs in India. The lenders required that the equity in the Indian Subsidiary, Mission Biofuels India PL, be held as security in the event that the group does not repay the facility. As at the date of this report the loan is in default and we are working with the lender on a settlement arrangement.If we are unable to negotiate a settlement the lender has the right to enforce their collateral position being security held over all shares in the Indian subsidiary. If this right is enforced we would have no further business interests in India.

We have terminated our joint venture in Indonesia following our joint venture partners breach of material obligations. If we are unable to resolve the dispute we may suffer substantial financial loss.

The Indonesian Joint Venture settlement is in Indonesian arbitration following the breach by the joint venture partner to perform material obligations. If the joint venture partners are unable to determine a way forward the Company may be materially adversely financially effected. The Company can provide no assurances that it will receive adequate compensation following the termination.

We may be unable to sell our assets for fair market value or sell them at all.

If the Company sells its assets, it may not be able to realize its original investment, nor an amount greater than the current debt obligations of the Company and as such upon the sale of its assets can provide no assurance as to the realization of proceeds for the Company or shareholders. Under the sale agreement of the 100,000 tpa refinery the company entered into a right of first refusal with Felda Global Ventures (FGV) to purchase the second biodiesel refinery that expires on 7 Jan 2014. During this time the presence of such a right of first refusal may inhibit the companies efforts to sell its refinery to a third party. The existence of the right of first refusal can provide no assurance as to the intent of FGV to acquire the second refinery.

We may be unable to continue our business in renewable energy or any other Industry.

If the Company sells all its assets, the company may not be able to find suitable projects to continue business in the renewable sector. If this is the case the company may require shareholder approval to change the Groups strategic direction, may not qualify for ASX listing and may not have sufficient capital beyond settling its obligations to launch any new business activities.

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

We currently expect that our cash flow will be used to fund operating losses and capital expenditures. Should we become operational we would also require substantial working capital. Additionally, as of the date of this annual report we are required to repay approximately A$25.4million to redeem our outstanding convertible notes in May 2014. We cannot assure you that we will be successful in generating sufficient revenue and we may require financing to meet our needs.

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

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of our inputs, such as palm oil feedstock, is greater than the price of our biodiesel in the market, we will be unable to make profitable sales and we would halt production. We did not operate our refinery for twelve months in fiscal 2013,six months in fiscal 2012, nine months infiscal 2011, nine months in fiscal 2010 and five months in fiscal 2009 due to negative spreads that existed between the potential sales price of biodiesel and the input costs to produce the biodiesel. Declines in the pricing of our biodiesel relative to the cost of the inputs for production may cause us to continue the halt in production in the future which may materially and adversely affect our performance.

The biodiesel industry is a new industry and its continued development is subject to a number of risks and obstacles.

Our primary product is biodiesel. The global biodiesel industry is at an early stage of development and acceptance as compared to petroleum-based fuels. Biodiesel has experienced significant fluctuations in growth during that last five years and demand for biodiesel as our primary product may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry, as a whole, also face a number of obstacles and drawbacks, including:

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

A change to the quality standards for biodiesel in any market in which we sell biodiesel may require us to modify our production process or procure alternate or additional feedstock, which may affect our revenue and expenditure and adversely affect our results of operations..

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

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices. As a company incorporated in Australia and listed on the Australian Securities Exchange, or ASX, we expect to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. The corporate governance practice and requirements in Australia do not require us as to have a majority of our board of directors to be independent, do not require us to establish a nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present. Such Australian home country practices may afford less protection to holders of our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2013. However, we must make a separate determination each fiscal year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending June 30, 2013or any future fiscal year. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

In early calendar 2007, we commenced non-food biodiesel feedstock cultivation operations in India. We focused on the cultivation of JatrophaCurcas, or Jatropha, an inedible, low cost dedicated energy crop with the intention to become self-sufficient with respect to our feedstock supply and not in competition with the food supply.

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

On January 27, 2012, the Company launched a major re-structure including a reduction in operating expenditure on all fronts, divestment of non-core assets and efforts to raise additional capital. At the same time,the Company announced that it would cease planting further Jatropha acreage and dramatically downscale its field operations.

On February20, 2012, the Company announced a major initiative with the acquisition of 85% of Oleovest, a special purpose company with a 70% interest in a Joint Venture with PTPN111 (a state owned major palm oil plantation company) to set up a downstream palm oil and oleo-chemical complex in Indonesia.

On May4, 2012, the Company announced the final production runs in its Malaysian refining operation. The refining assets have been put in care and maintenance.

On the July4, 2012, the Company’s ordinary shares were formally delisted from trading on the NASDAQ Global Market.

On July11, 2012, the Company announced that due to failure of material obligations by PTPN111, it had terminated its Joint Venture in Indonesia.

On October 8, 2012, the Company announced that a placement of approximately 15% of its outstanding equity raising approximately US$100,000 before placement costs.

On October 19, 2012, the Company announced that its Indian operations had been significantly downsized and that the Company was focused on divesting its remaining Indian assets.

On November23, 2012, the Company announced that it had successfully completed a substantial restructuring of the convertible notes, with the key changes being the elimination of the 4% pa cash coupon and a change in the conversion ratio from 1:4 to 1:433 ordinary shares.

On February25, 2013, the Company announced that it had secured a US$5million working capital facility, which is to be used to fund the business through the completion of the Company re-structure.

On 17 April 2013, the Company secured a short term financing facility to meet operating costs in India.

On October 11, 2013, the Company completed the sale of its 100,000 tpa refinery to Felda Global Group for US$11.5 million.

As at the date of this report the India working capital loan is in default and we are working with the lender on a settlement arrangement. If we are unable to negotiate a settlement the lender has the right to enforce their collateral position being security held over all shares in the Indian subsidiary.

We have incurred the following capital expenditures over the last three fiscal years:

	2013 A$’000	2012 A$'000	2011 A$'000
Biodiesel refineries	45	765	2,981
Land & buildings	-	-	-
IT systems & office equipment	5	68	182
Vehicles & sundry equipment	-	-	-

During the 2013 financial year, Mission’s principle capital expenditure primarily relatedto minor capital expenditures at Mission’s refineries.

Our principal office is located at Unit B2, 431 Roberts Rd, Subiaco, Western Australia 6008 Australia. Our telephone number is +61-8-6313-3975. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this annual report.

B.	Business Overview.

Recent Developments

The Company is not operating its biodiesel refining segment. The 250,000 tpa refinery is being held in care and maintenance either awaiting a return to positive operating conditions or sale.As part of the ongoing overall Company restructure the Company has sold the 100,000 tpa refinery. As at the date of this report the company’s Indian subsidiary working capital loan is in default and we are working with the lender on a settlement arrangement, if we are unable to negotiate a settlement the lender has the right to enforce their collateral position being security held over all shares in the Indian subsidiary resulting in us having no further business interests in India.

Settlement of the Company’s terminated Indonesian Joint Venture project has been referred to arbitration in Indonesia following a dispute between the former Joint Venture partners over the settlement following the Joint Venture termination. Failing mediation as at the date of this report the arbitration proceedings have moved from mediation to formal hearing.

Overview

Mission NewEnergy is a producer of biodiesel and wholesale biodiesel distribution focused on the government mandated markets of the United States, Europe and Malaysia.

We own atransesterificationrefinery that converts feedstock oil to biodiesel located at Port Kuantan, Malaysia, which has a nameplate capacity of 75 million gallons-per-year. The transesterification process utilized at this facility incorporates leading proprietary technology that allows us to produce biodiesel simultaneously from multiple feedstocks, allowing us to shift in and out of different feedstocks based on feedstock supply, customer demand and market cost dynamics..The transesterification and pre-treatment unit is yet to be handed over to us by the EPCC contractor. As further discussed below, our refinery uses highly efficient second-generation transesterification technology. Our production facility in Kuantan is connected by two-way pipelines to a dedicated jetty 200 meters away at an all-weather, deep sea, international port.Our refinery iscurrently non-operational and being held in care and maintenance.

The Company also owns an 85% stake in OleovestPte Ltd, a company incorporated in Singapore.Oleovest is a special purpose company which has a 70% equity stake in PT Sinergi Oleo Nusantara (“PTSON”), a newly formed joint venture company in Indonesia which is 30% owned by PT Perkebunan Nusantara III (“PTPN III”).Under the Joint Venture Agreement, PTSON was toestablish a new downstream palm oil and oleo-chemical complex at the PTPN III owned SeiMangkei Industrial Zone in North Sumatra, which in the first stage wasexpected to consist of a 600,000 tpa edible oil refinery, a 250,000 tpa Methyl Ester (“biodiesel”) plant and a 100,000 tpa Fatty Alcohol plant. The project had anan estimated cost of US$200 million cost of construction.

Due to failure of material obligations by PTPN111, the Joint Venture in Indonesia was terminated in July 2012. The Company has taken this matter to Arbitration in Indonesia and expects that this will result in the sale of its equity interests, which are to valued at the greater of the invested value US$2.8 million or the market value of the equity interest in the Joint Venture.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the biofuels industry:

Established Refining Operations

Should the market condition for biodiesel production become profitable, we believe our established operations will allow the Company to react faster than competitors that either need to build or acquire refining assets..

Second Generation Transesterification Technology

Our refinery based on Axen’s technology makes it potentially an attractive technology for certain retrofit bolt on technology providers. Should such technology providers emerge the Company may be well positioned as partner thereby enabling it to operate its refining asset in a beneficial manor.

Our Strategies

The Company is focused on maximizing shareholder value through operation or divestment of assets.

Malaysian Asset

The Company intends to keep its Malaysian asset in care and maintenance while awaiting a favourable change in operating conditions or if deemed to be economically beneficial to shareholders may sell the asset for an equity position in a related company or for a cash value.

Indonesian Joint Venture

The Company has an 85% stake in a 70% joint venture that is in arbitration to determine the buyout value of the interest. The Company seeks the greater of its initial investment US$2.8 million or the market value of the interest. The Company believes the marketvalue of its interest are substantially greater than US$2.8 million. Depending on the final outcome of the arbitration and negotiations with the Company’s lenders, the Company may be positioned to further invest its awarded sum into new business enterprise.

Corporate Opportunities

The Company will continue to look at other related opportunities and projects on a continued basis, which are expected to create synergies with existing projects to enhance shareholder value.

Biodiesel Production

Refinery overview

Our refinery, Plant II, islocated at Port Kuantan, Malaysia. We constructed and in June 2010 commissioned the transesterification unit of Plant II at the Kuantan facility with a 75 million gallon (250,000 tonne) per year nameplate capacity, using second-generation biodiesel technology developed by Axens, a subsidiary of the French Institute of Petroleum. Plant II has the flexibility to convert a variety of feedstocks to biodiesel. TheAxens’ technology does not require the use of sodium methoxide as catalyst. It employs a solid state, proprietary catalyst with an expected multi-year lifetime to trigger the required transesterification reaction central to the biodiesel production process.

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

Quality control

We employ strict quality control procedures at each stage of the manufacturing process.

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

The following chart shows actual sales production and utilization of the refining complex.

	2011	2012	2013
Production (tons)	12,149	17,119	NIL
Capacity Utilization	3.5%	4.9%	NIL

Subsequent to its commissioning of the transesterification unit, we have not yet used Plant II to produce biodiesel for commercial sales because the full facility is yet to be commissioned.

In fiscal 2013, we did not produce any biodiesel.All previous contract with customershaveexpired.

Refining By-product Sales

We have historically sold our glycerin and fatty acid distillates ex works into the immediate cash payment and delivery market.However such sales have been negatively impacted by our restructuring.

Summary of Historic Sales

The tables below outlines Mission’s historic sales by country and by product:

Indian Operations:
Description	Fiscal Year Ended June 30, 2011	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2013
	Indian Rupees ‘000
Agricultural Income	36,250	2,345	-
Wind Mill electricity generation	23,345	24,901	19,658
Crude Jatropha Oil	1,305	—	-
Others	3,801	2,787	1,219
Total	64,701	30,033	20,877

Malaysian Operations:
Description	Fiscal Year Ended June 30, 2011	Fiscal Year Ended June 30, 2012	Fiscal Year Ended June 30, 2013
	Malaysian Ringgit
Biofuels	40,717,910	82,713,450	482,276
Pure Glycerin	-	114,625	-
Crude Glycerin	369,158	2,181,344	12,399
PFAD	693,904	2,932,160	15,800
Crude Jatropha Oil	146,082	-	-
Total	41,927,054	87,941,579	510,475

Intellectual Property

We have a perpetual license for the life of Plant II for all patents and intellectual property rights relating to Axens’ process technology and engineering design used in construction and operation of that refinery. In connection with the distillation column that we are installing to retrofit our refineries, we will also have a perpetual license for the life of each refinery for the patents and intellectual property rights from the manufacturer.

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

Competitive Forces

We believe the principal competitive factors for biodiesel producers are as follows:

•	Scale. Considerable refining capacity to attract long term significant offtake agreements.

•	Pricing. A producer’s ability to set pricing of products and the ability to use economies of scale to secure competitive cost advantages to be able to price biofuels below prevailing oil prices.

•	Technology. A producer’s ability to produce biodiesel and by-products efficiently and to utilize low cost raw materials.

•	Sustainability. Bearing in mind social responsibility towards the environment, a producer’s ability to produce biodiesel from sustainable feedstock.

•	Access to Working Capital & Commodities Risk Management. A producer’s ability to take advantage of positive spreads depends on having access to working capital.

•	Connectivity to Existing Infrastructure. The distribution of product relies on the ability to fit within the existing infrastructure.

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

Set forth below is the organizational structure of Mission NewEnergy:

All subsidiaries are 100% owned at June 30, 2013, except Mission Agro Diesel (India) which is 51% owned by us and OleovestPte Ltd, which is 85% owned by us.PT Sinergi Oleo Nusantara is 70% owned by OleovestPte Ltd. Mission Biotechnologies Sdn Bhd and Mission Biofuels Sdn Bhd were incorporated in Malaysia. Mission Agro Energy Limited was incorporated in Mauritius and Mission Biofuels (India) Private Limited and Mission Agro Diesel (India) Private Limited were incorporated in India.

Our refining operations is held by Mission Biofuels Sdn Bhd, which owns the 250,000 tonnes (75 million gallons) per year nameplate capacity.

Mission Biotechnologies Sdn Bhd is the Malaysian administrative entity and Mission Agro Energy Limitedis a dormant holding company with no operations).

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D.	Property, Plant and Equipment.

We own a biodiesel production facility (with a lease for the underlying land) that is located at Port Kuantan, Malaysia.

The following is further information about each facility:

Biodiesel Facility	Site area (Acres)	Total Capacity (1) (million gallons per year)	Capacity Utilization (2) (percentage)	Commissioning Date
Plant II	6.0	75	0%	Not yet commissioned

(1)	Nominal operating capacity.

(2)	The total tonnage produced during this period was NILtonnes and the operating nameplate capacity is 75 million gallons for the entire period.

We are in in formal arbitration with KNM over the final payment and commissioning for the Plant II refinery, however, we cannot be certain when the arbitration will be finalized.

Our principal executive and registered administrative offices are located on premises comprising approximately 60 square meters in an office building in Perth, Australia.

We also lease properties for purposes of production, research and development and employee living quarters in Malaysia. All 11.9 acres of the site area in Malaysia are on lease. We also lease and apartment in Kuala Lumpur, Malaysia for use by the operational staff.

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

Overview

Given our going concern opinion from our auditors, history of losses, excess of liabilities over assets and negative cash flows from operating activities as of June 30, 2013, we will need to raise further debt or equity, generate positive cash flows from operations, sell material assets, recover receivables and implement further cost control to meet the Group’s commitments. As announced to the market on the February25,2013, a debt funding package has been obtained from SLW International, LLC (SLW), a substantial convertible note holder, to provide the Group with a US$5 million line of credit facility, which we believe such funds will be more than adequate for 12 months of operating costs.

We historically have been a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe and Malaysia.

During fiscal 2013, we madea net profit of A$10.1 million (2012: A$6.2 million loss). We generated revenues of A$8.4 million (A$38.2 million) in fiscal 2013. If we are unable to achieve our business strategies and objectives and obtain sufficient financing on acceptable terms in order to meet our future operational needs, there is a significant doubt as to whether we will be able to continue as a going concern.

In fiscal 2013, biodiesel operation continue to be under care and maintenance. The remaining inventories in the plant were sold to generate revenue. Biodiesel refining products contributed 2% of our revenue.The unallocated segment (mostly corporate) contributed 98% from the gain of conversion of convertible notes from Series Two to Series Three.

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

Our financial performance relies on successfully arranging positive-margin sales contracts for biodiesel. Prior to placing the refineries into care and maintenance, we have been successful in arranging positive-margin sales for immediate cash payment and delivery (i.e. on the spot market).

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

The refinery is currently in care and maintenance and therefore NIL revenue is expected in the foreseeable future.

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

In determining value in use, future cash flows are based on:

•	forecast future production and sales levels;

•	sales forecasts; and

•	forecast future commodity prices.

Value in use is calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the material portion of the assets having anticipated lives of 20 years, with a discount rate for each cash generating unit (e.g., refinery operations) was estimated based on our weighted average cost of capital, adapted for the regions in which the cash generating unit operates.

There is a risk of the actual outcomes being different from those forecast due to changes in economic, market and agricultural conditions and/or assumption regarding events, which may result in the carrying value of biodiesel plants exceeding the recoverable amount.

During fiscal 2010, we announced the completion of our new 250,000 tonnes per annum transesterification plant, in Kuantan Port, Malaysia.However, handover from the EPCC contractor is still pending. The construction of a distillation column within the plant property is materially complete, however pending visibility of sales that require such specifications, the commissioning has been put on hold.

As of December 31, 2009, the value of the refinery assets were carried at their depreciated cost (A$66.9 million) because the forecast profits to be generated by the refineries exceeded their carrying value. This assessment was based on a number of assumptions including forecast oil yields, commodity prices, and volumes.

Palm oil is not presently, and in the future may not be, approved under RFS2. In addition, a key subsidy, called the Biodiesel Blending Tax Credit (being US$1 per gallon), lapsed on December 31, 2009. In December 2010, the subsidy was retroactively reinstated and extended through2013. This tax credit is due to expire in December 2013 and it is not known if it will be extended.

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

Despite our efforts to address RFS2 compliance and the Renewable Energy Directive compliance and despite the reinstatement of the Biodiesel Blending Tax Credit, we are required, under International Financial Reporting Standards, to assess the refineries ability to generate revenue based on existing conditions. At the time of assessment, the recent legislative developments and our lack of other contracts or evidence that would indicate profitable sales, forced us to provide for an impairment of the refining assets in fiscal 2010 until the legislative hurdles are cleared or alternative sales contracts are secured. Additional impairment of assets was made in the 2011, 2012and 2013 financial years relating to asset expenditure additions incurred in the year. This accounting write-off is not indicative that the refinery assets cannot produce biodiesel under the required specifications.

A reversal of the impairment value (up to depreciated cost) of our refinery assets would occur if and when the following occurred:

•	palm oil is approved as a feedstock source for biodiesel to be produced for the United States;

•	we are able to produce palm-based biodiesel complying with the Renewable Energy Directive at a price that would be profitable to us;

•	the property plant and equipment is sold; or

•	further sales contracts are secured in markets outside of the United States and Europe or Malaysia.

Comparison of Results of Operations

Fiscal 2013compared with fiscal 2012

Revenue. Revenue decreased by A$29.8 million (78% reduction) from A$38.2 million in fiscal 2012 to A$8.4 million in fiscal 2013 principally as a result of discontinued production in the Refining subsidiary and discontinued operations in the Feedstock subsidiary. Biofuel sales decreased by A$27.1 million from A$27.3 million in fiscal 2012 to A$0.2 million in fiscal 2013 and other revenue decreased A$ 2.5 million from A$10.7 million in 2012 to A$8,2 million in 2013. Our refinery operated for NIL months in fiscal 2013 and approximately six months in 2012. We operated at lower than full capacity (NIL% in 2013 and 17% in 2012). The reduction in capacity usage (i.e. volume of biodiesel sales) and revenue is primarily as a result of the closure of the refineries in late fiscal 2012. We do not foresee a change in the revenue position in the foreseeable futures

Of the revenue from external customers in fiscal 2013, the refinery business generated revenue of A$0.2 million (30.6%), with other operations (including wind farm) generating A$0.4 million (69.4%).

Of the other revenue in fiscal 2013, the fair value revenue from biological assets in the feedstock business generated revenue of A$0 (0%), a gain on settlement of convertible note of A$7.7 million (93.9%) was recorded, with sundry income (including interest) generating A$0.5 million (6.1%).

	Fiscal 2012	Fiscal 2013
Plant I	– Plant fully commissioned twelve months – Plant operated six months – Yearly capacity utilization of 14%	- Sale agreement of plant signed in April 2013, with sale agreement concluded in October 2013 – Plant operated NIL months

Plant II	– In the process of being handed over – No capacity utilization	– In the process of being handed over – No capacity utilization

Our operating margins are primarily dependent on the relationship between the price of crude palm oil as our feedstock for the month of production and the price of mineral diesel, or the end market price for our refined product. Both the feedstock and refined product are commodities with highly volatile prices.

Cost of sales. (being material feedstocks, inputs and raw materials).Cost of sales for biodiesel are primarily the fair value of the inventory expensed. The remaining inventories carried forward from 1 July 2012 were consistently revalued or devalued to reflect the fair market value at the point of time. Gross profit margin is therefore small as the inventory fair value is very close to the sale or market price.

Expenses. Total expenses decreased by A$33.9 million (76% decrease) from A$44.4 million in fiscal 2012 to A$10.5 million in fiscal 2013 principally due non production of refining operation, reduced manpower and discontinued feedstock operations. Cost of sales decreased A$25.8 million from A$26.2 in fiscal 2012 to A$0.4 million in fiscal 2013. Employee benefits expenses decreased A$1.6million from A$3.2million in fiscal 2012 to A$1.6 million in fiscal 2013. All other expenditures registered a similar reduction trend. On the other hand, net foreign exchange gains/(losses) increased from a gainin fiscal 2012 of A$0.4million to a loss in fiscal 2013 of A$1.4 million.

Additional movements in expenses include:

•	Depreciation and amortization. Depreciation and amortization decreased A$0.3 million to A$7 thousand in fiscal 2013 primarily as the majority of assets were impaired at June, 30 2012.

•	Finance costs. Finance costs have increased by A$0.8 million from A$3.2 million in fiscal 2012 to A$4.0 million for the 2013 fiscal year, primarily as a result of the settlement of the series Two convertible notes to series Three resulting in a higher amortization of equity component.

Impairment.   Due to the sale of the 100,000 tpa, the Company has reflected a reversal of previous asset impairment to the value of the sale, being A$12.2 million.

Income tax.   Income tax expense decreased by A$36 thousand from an expenseof A$16 thousand in fiscal 2012 to an income of A$20 thousand in fiscal 2013.

Profit for the year.   As a result of the foregoing, fiscal 2013 registered a profit before income tax A$10.1 million, an increase of A$16.3 million from A$6.2 million loss in fiscal 2012.

Fiscal 2012 compared with fiscal 2011

Revenue.Revenue increased by A$22.7 million (146%) from A$15.5million in fiscal 2011 to A$38.2 million in fiscal 2012 principally as a result of an increase in biofuel sales (increased A$13.7 million from A$13.6million in fiscal 2011 to A$27.3 million in fiscal 2012) and other revenue (increased A$ 8.8million from A$ 1.9million in 2011to A$10.7 million in 2012). Our refinery operated for approximately sixmonths in fiscal 2012 and approximately three months in 2011. We operated at lower than full capacity (17% in 2012 and 12% in 2011).The increase in capacity usage (i.e. volume of biodiesel sales) and revenue is primarily as a result of the implementation of a biodiesel mandate in Malaysia in fiscal year 2012. Sales of product for the Biodiesel mandate were made to two large petroleum companies operating in Malaysia. The continuedlow overall capacity under-utilization was due to low demand as a result of the negative margin spread which existed between the potential sales price of biodiesel and the input costs to produce the biodiesel or more simply, the cost of producing biodiesel was more expensive than the price the market (other than the mandated market in Malaysia) was prepared to pay for the biodiesel. The change in margin spread is as a direct comparison between the market price of crude palm oil as the key input for biodiesel and the price of ULSD and Gasoil which is closely linked to the price of crude oil. We expect that our revenue will increase from our refining operations if and when margins between the sales price and input costs are profitable, and other income in our feedstock operations if and when we sell more saplings and generate revenue from Jatropha crude oil sales.

Of the revenue from external customers in fiscal 2012, the refinery business generated revenue of A$27.3 million (99.3%), with interest income generating A$0.2 million (0.7%).

Of the other revenue in fiscal 2012, a gain on settlement of convertible note of A$10.3 million (96.3%) was recorded, with sundry income generating A$0.4 million (3.7%).

Our production capacity for Plant I is 8,333 tonnes per month or 274 tonnes per day. We run the plant to meet scheduled sales orders, which may result in a utilization rate of less than 100% for a given month.

	Fiscal 2011	Fiscal 2012
Plant I	– Plant fully commissioned twelve months – Plant operated three months – Yearly capacity utilization of 12%	– Plant fully commissioned twelve months – Plant operated sixmonths – Yearly capacity utilization of 14%

Plant II	– In the process of being handed over – No capacity utilization	– In the process of being handed over – No capacity utilization

Our operating margins are primarily dependent on the relationship between the price of crude palm oil as our feedstock for the month of production and the price of mineral diesel, or the end market price for our refined product. Both the feedstock and refined product are commodities with highly volatile prices.

Cost of sales. (being material feedstocks, inputs and raw materials). Sales contracts for biodiesel sales are primarily “feedstock cost plus” sales contracts, i.e. the Company obtains gross profit above the cost of crude palm oil feedstock. Hence as our cost per ton of crude palm purchased moves (driven by market forces and the commodity price of crude palm oil), so does our revenue increase, and vice versa. This thus generates a feedstock plus margin for Mission, in effect given that feedstock is approximately 85% of the cost of sales, results in a relatively stable gross profit margin regardless of feedstock cost. This gross profit margin is affected by commodity price movements of the remaining commodities required to make biodiesel. Cost of biodiesel increased from A$ 13.4million (includes change in inventory cost) in fiscal 2011 (99% of sales revenue) to A$26.2 million (includes change in inventory cost) in fiscal 2012 (96% of sales revenue) which is primarily attributable to the increase in both volume of biodiesel sales and the underlying sales price driver, being the cost price of crude palm oil.

Expenses. Total expenses increased by A$7.2 million (19%) from A$37.2 million in fiscal 2011 to A$44.4 million in fiscal 2012 principally due the increase in cost of sales from A$13.4 million in fiscal 2011 to A$26.2 million in fiscal 2012. The increase in cost of sales was offset by a reduction in employee benefits expense of A$3.1 million from A$6.3 million in fiscal 2011 to A$3.2 million in fiscal 2012 and a reduction in net foreign exchange gains/(losses) from a loss in fiscal 2011 of A$1.8 million to a gain in fiscal 2012 of A$0.4 million.

Additional movements in expenses include:

•	Impairment of trade receivables. Impairment of trade receivables increased A$0.2million from A$ NIL in fiscal 2011 to A$0.2 million in fiscal 2012. The reduction reflects the zero value of sales of Jatropha saplings in fiscal 2012 financial year.

•	Depreciation and amortization. Depreciation and amortization remained the same at A$0.3 million in fiscal 2011 year and A$0.3million in fiscal 2012.

•	Finance costs. Finance costs have reduced by A$1.7 million from A$4.9 million in fiscal 2011 to A$3.2 million for the 2012 fiscal year, primarily as a result of the settlement of the series one convertible notes in September 2011

Income tax.   Income tax expense increased by A$17,000 from an income of A$1,000 in fiscal 2011 to an expense of A$16,000 in fiscal 2012.

(Loss) for the year.   As a result of the foregoing, our loss before income tax decreased from A$21.7million in fiscal 2011 to A$6.2 million in fiscal 2012.

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

B.	Liquidity and Capital Resources.

Overview

Our operations have been financed primarily from the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2011.

	2013 A$’000	2012 A$’000	2011 A$’000
Net cash provided by (used in) operating activities	(3,715)	(4,871)	(15,089)
Net cash provided by (used in) investing activities	2,348	(3,968)	(4,094)
Net cash provided by (used in) financing activities	1,350	(5,461)	19,640
Effect of exchange rate changes on cash held in foreign currency	(19)	(5)	(1,851)
Net movement in cash and cash equivalents	(36)	(14,305)	(1,394)
Cash and cash equivalents at the beginning of the year	1,456	15,761	17,155
Cash and cash equivalents at the end of the year	1,420	1,456	15,761

Fiscal 2013 compared with fiscal 2012

Net cash used in operating activities in fiscal 2013 and 2012 consisted of losses incurred in operations. The losses were incurred in all segments of the business. Due to NIL throughput volume our refining operations generated insufficient gross profit to cover overheads, resulting in a negative cashflow from refining operations. Our Jatrophaoperations, now a discontinued operation, is generating negligible revenue, resulting in negative operating cashflow from the Jatropha segment. As a result of negative operating cashflows in all segments and group overheads, the group was cashflow negative for the years. However, cash used in 2013 was A$3.7 million as opposed to cash used in fiscal year 2012 of A$4.9 million. Lower operating cash outflow is principally a result of less operating activities in fiscal year 2103. Cash generated from sale of assets and borrowings were used to sustain the basic operating expenses including, employees remunerations, insurances and utilities.

Net cash inflow in investing activities related principally to the proceeds received for the sale of property and for our advance monies received relative to the sale of our one refinery.

Net cash inflow in financing activities was A$1.4 million in fiscal 2013. The inflow was primarily from the loan drawdown from SLWI at the parent level and NCEIPL in India.

Fiscal 2012 compared with fiscal 2011

Net cash used in operating activities in fiscal 2012 and 2011 consisted of losses incurred in operations. The losses were incurred in all segments of the business. Due to low throughput volume our refining operations generated insufficient gross profit to cover overheads, resulting in a negative cashflow from refining operations. Our Jatorpha operations,while still in development is generating negligible revenue, resulting in negative operating cashflow from the Jatrophasegment. As a result of negative operating cashflowin all segments and group overheads, the group was cashflow negative for the years. However, cash used in operating activities in 2012 was A$4.9million as opposed to cash used in fiscal year 2011of A$15.1 million. This improvement in cashflow is principally a result of miss match of revenue vs. cost recognition between the two financial years. In fiscal year 2011 the group purchased a material value of inventories for production of biodiesel which was sold in the fiscal year 2012. In addition, the group has significantly reduced the operating costs of the group in the fiscal year 2012 and the interest payment on the convertible notes reduced as a result of settlement of the series one convertible notes in September of 2011, thus no longer attracting interest, and the conversion of a portion of the series two convertible notes, also no longer attracting an interest charge.

Net cash used in investing activities related principally to an advance to a related entity and purchases of property, plant and equipment for our refineries.

Net cash usedin financing activities was A$5.5 million in fiscal 2012. The outflow was primarily for the settlement of the series one convertible note.

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

For sales of Jatropha saplings to contract farmers, the receivable arose and was recorded as of the date of delivery of the saplings, with credit risk mitigated by our right to offset the receivable for each farmer against amounts we may owe that farmer for future purchases of seeds. Due to the scale back of operations we have made written off all Jatropha segment receivables.

Convertible Notes

We issued 50,000,000 convertible notes at a price of A$1.30 per note in May 2007 (Series 1 convertible notes). During the 2011 fiscal year, the majority of these notes (75.33%) were restructured into Series 2 Convertible Notes with an extension of the maturity date from May 2012 to May 2014. Holders could convert all or part of the notes at any time until maturity (May 16, 2014) at a conversion price of A$65.00 per note. The series one convertible note, with a nominal value of A$15 million, was due in May 2012. We settled the liability relating to the remaining Series 1 Convertible Note holder in September 2011 for A$5 million after mutual agreement with the note-holder. Each remaining Series 2 note was convertible into four ordinary shares (subject to adjustment for customary events, such as share consolidation). The Series 2 notes carried interest at a rate of 4.0% per annum and interest was payable semi-annually.Mission NewEnergy could convert some or all of the notes at any time if the daily volume weighted average price of Mission NewEnergy’s ordinary shares on the Australian Securities Exchange, or ASX, for a period of 90 consecutive days is 1.5 times the face value of the notes. At no stage during the period have any covenants on these convertible notes been breached.

During 2012, 198,885 convertible notes were converted into ordinary shares.

The remaining Series 2 notes totaling 505,904 convertible notes were convertible into an aggregate of 2,023,616 ordinary shares at a conversion price of A$16.25 per share.

In November 2012 we successfully converted the Series 2 notes into Series 3 notes, bearing NIL interest, and a revised conversion ratio of 1:433 ordinary shares. The Series 3 notes totaling 505,904 convertible notes are convertible into an aggregate of 219,056,432 ordinary shares.

In October 2013 we settled A$7,500,000 of the convertible note debt from proceeds of the sale of our 100,000 tpa refinery, leaving 390,520 notes with a nominal debt value of A$25,383,800 owing.

We are subject to negative covenants under the convertible note deed poll that may impact our ability to undertake additional debt or equity financing. Without noteholders' consent in each instance, we cannot incur total indebtedness in excess of 2.5 times our net worth nor can we issue more than 25% of our share capital in options or convertible notes. In addition, any sale of material assets requires note holders consent. We believe that these are the only material covenants reasonably likely to impact our ability to undertake additional financing. We confirm that we are in compliance with these covenants.

Bank facility

We do not currently have any bank credit facilities.

Secured loans

As of June 30, 2013, we had secured loans of A$ 1.8 million that relate to our windmill in India and a working capital facility from SLW International and Non Conventional Energy Projects India Pvt. Ltd. The loan for the windmill is secured over an office in Mumbai, India. The loan from SLWI is secured over the refineries, Indonesian Joint venture and shares in Mission Agro Energy Ltd. The Loan from non-conventional Energy Projects is secured over the shares in Mission Biofuels India PL.

As of June 30, 2012, we had secured loans of A$ 1.8million that relate to our windmill in India and our office in Kuala Lumpur, Malaysia. The loan for the windmill is secured over an office in Mumbai, India. These loans are recourse only to the assets securing the loans.

Other material commitments

Our only material contingent capital expenditure commitment relates to our second biodiesel refinery. In 2007, we entered into an engineering, procurement, construction and commissioning contract, or the EPCC Contract, with KNM Process Systems Sdn Bhd, or KNM.

In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD (“KNM”) as it relates to the handover and final acceptance for Mission’s 250,000 tpa biodiesel plant, the matter has been referred to arbitration.

We cannot be certain when the arbitration process will be finalized. We have secured all approvals and licenses required to operate the second biodiesel refinery. When the transfer of the second biodiesel refinery to us has been properly completed, we would owe KNM approximately 30.5 million Ringgit (A$9.5 million), before any late delivery fees and other costsincurred by us on behalf of KNM and counter claims that may be offset against the outstanding payments. . It is also likely that our counter claims may exceed 30.5 million Ringgit.

Warrants

Over the past three fiscal years, we issued a total of 150 million units (prior to the share consolidation of 50:1) (each comprising one ordinary share and one warrant to purchase one ordinary share at an exercise price of A$15.00 per share). The expiration date is five years from the date of issuance. If at any time on or after April 15, 2012 the preceding 20-trading day volume weighted average price of our ordinary shares on the ASX is at least A$50.00, then Mission NewEnergy may give written notice to each warrant holder that if such holder does not exercise its warrants within 15 days from the date of such notice, then the warrants would expire on the 15th day.

In addition, we have issued 731,492 warrants to placement advisers with a strike price of A$50.00 and A$60.00. At the date of this annual report, all these warrants have lapsed. We have also issued 70,000 warrants in accordance with the shareholder approved employee option plan to senior executives which lapsed on June 30, 2011.

C.	Research and Development, Patents and Licenses, etc.

Our expenditure on research and development was Nil, A$11,000, and A$168,000 in fiscal years 2013, 2012 and 2011, respectively.

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

Except for amounts potentially due under the EPCC Contract (discussed above) and operating lease commitments disclosed in “Item 5.F — Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations,” we do not have any material off-balance sheet commitments or arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations and commitments as of June 30, 2013:

	Payments due by period
	Total A$’000	less than 1 year A$’000	1 – 3 years A$’000	3 – 5 years A$’000	more than 5 years A$’000
Operating lease obligations	3,238	181	572	410	2,075
Secured loans	3,234	562	2,672	-	-
Convertible notes	27,404	27,404	—	—	—
Capital commitments	2,614	2,614	—	—	—
Total	36,490	30,761	3,244	410	2,075

Depending on specific market prices for Jatropha relative to our contracted price, Mission Biofuels India has a contractual obligation to buy back all seeds from itscontract farmers delivered to itswarehouse if those warehouses exist at all. At this point in time it is not possible to reasonably estimate what this value could be or if any liability would ever materialize. There is no obligation at the group level.

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

Name	Age	Position
Dario Amara	58	Chairman
Nathan Mahalingam	56	Chief Executive Officer and Director
Guy Burnett	45	Chief Financial Officer, Director and Company Secretary
DatukZain Yusuf	74	Director
Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor	63	Director
ArunBhatnagar	69	Director
Peter Torre	41	Director
James Garton	37	Head of Corporate Finance/Mergers and Acquisitions
Samsudeen Ganny	54	Vice President of Refining (joined on July 1, 2011)

Dario Amara. Mr. Amara has been Chairman and a Director of Mission NewEnergy since 2006. Mr. Amara is an engineer with extensive business experience gained over 30 years in the Australian and international markets and across the resources and infrastructure sectors. Mr. Amara is an civil engineer and experienced Chief Executive with extensive business experience gained over 30 plus years in the Australian and international markets; spanning the infrastructure, industrial and property sectors. For the past 17 years he has held CEO, executive leadership and Board positions with major construction and engineering groups. Mr Amara has a record of achievement in establishing, growing and rejuvenating businesses and strategic leadership. He has served as chairman of the Art Gallery of Western Australia, the West Australian Opera Company and Heritage Perth and as a board member of the Perth International Arts Festival. Appointed Chairman March 31, 2006. Board member since March 31, 2006. He is currently a non-executive director of Austal and non-executive chairman of Mission New Energy (ASX listed). Mr. Amara has also served as chairman of the West Australian Opera Company and the Art Gallery of Western Australia, and as a board member of the Perth International Arts Festival. He is a Fellow of the Institution of Engineers Australia.

Nathan Mahalingam. Mr. Mahalingam has been Chief Executive Officer (formerly having the title of Managing Director) and a Director of Mission NewEnergy since 2005. He has over 25 years of management experience in banking and finance, heavyindustries and infrastructure development. He has successfully implemented numerous startupmanufacturing operations in Malaysia during his tenure of service with a large Malaysianconglomerate. Between 1995 and 2000, he served as project director in the Westport Group,developers of one of Malaysia’s largest privatised port and transhipment facility. Mr. Mahalingam has gained extensive project advisory, corporate finance, mergers and acquisitionsexperience while running his own boutique corporate advisory practice between 2000 and2004.

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

DatukZain Yusuf. DatukZain has been a non-executive Director of Mission NewEnergy since 2006. DatukZain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. DatukZain is a Director of Faber Groupand Malacca Securities Sdn Bhd, immediate past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.

Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor (Tan Sri Anwar). Tan Sri Anwar has been a non-executive Director of Mission NewEnergy since 2009. Tan Sri Anwar made history in April 2005 when he became the first naval chief in theMalaysian Armed Forces (MAF) to ascend to its highest military office, the Chief of DefenceForce, commanding a strength of nearly 100,000. With nearly 40 years of military experiencewith the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio ofachievements.

His outstanding performance extends to the academic arena as well inclusive of stints atthe Naval Staff College (Rhode Island, USA), Navigation and Direction Course and PrincipalWarfare Officers, Course (HMS DRYAD, United Kingdom). He also holds a Master of Sciencein Engineering Business Management from the University of Warwick, United Kingdom.Tan Sri Anwar has received numerous commendations, awards and accolades in recognitionof his talents, and was bestowed the PanglimaMangku Negara (PMN), which carries the titleof ‘Tan Sri’, by His Majesty the Yang Di-PertuanAgong (the King of Malaysia). He has alsoreceived distinguished medals from foreign governments such as the Ordre National De LaLegion D’Honneur from France and the Command of the Legion of Merit from the U.S.Amongst the varied positions he holds in the corporate sector, Tan Sri Anwar also chairs theboard of the Armed Forces Fund Board (LTAT), a multi-billion dollar fund with investments inbanking, plantations, petrol retail and hotels.

ArunBhatnagar. Mr. Bhatnagar, who has been a non-executive Director of Mission NewEnergy since 2009. MrBhatnagar first joined the Company as Chairman of our Indian subsidiary, Mission BiofuelsIndia Pvt Ltd in June 2008. He was the Secretary of the National Advisory Council, a bodytasked with the implementation of the National Common Minimum Program and to provideinputs in the formation of policy and support to the government in its legislative business.During his long tenure with the government since 1966, MrBhatnagar has served as head orin senior positions in various ministries, amongst others the Ministries of Rural Development, Energy, Foodand Personnel. He also served as Minister (Economics) in the Indian HighCommission in UK.

Peter Torre. Mr. Torre has been a non-executive Director of Mission NewEnergy since September 2010. He was previously joint company secretary of Mission NewEnergy from May 2008 to September 2010. Mr. Torre is the principal of the corporate advisory firm Torre Corporate which providescorporate secretarial services to a range of listed companies. Prior to establishing TorreCorporate, Mr Torre was a partner and Chairman of the National Corporate Services Committeeof an internationally affiliated firm of Chartered Accountants working within its corporateservices division for over nine years. Mr. Torre is the company secretary of several ASX-listedcompanies, a director of Neo Resources Limited and Mineral Commodities Limited and is oneof the founding Directors of the charity organisation, “A Better Life Foundation WA”. Mr Torrewas also formerly a Director of Carbine Resources Limited and CI Resources Limited. MrTorre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and isa member of the Institute of Company Directors.

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

Samsudeen Ganny.Mr Gannyjoined as Mission asVice President of Refining in July 2011.His working career spans over a period of 27 years involving engineering, project and business in the palm oil industry. He started as an engineer in the oil mill before moving to an oleochemical sector as a Senior engineer with a Japanese multinational corporation manufacturing fatty alcohols, methylester&glycerine responsible for the construction, commissioning and operations. He then joined Golden Hope Plantations Berhad(now Sime Darby Berhad) a conglomerate in the palm oil industry as a manager in its Engineering Division before rising to theposition of chief engineer for its downstream businesses responsible for both the business and technical aspect of refining operations ( Malaysia, Vietnam & Holland), wood/furniture manufacturing, fruit juice processing, rubber/pvc boots manufacturing ( United Kingdom), vitamin E extraction and MethylesterSulphonates (MES, China) both locally and overseas. He was heading the technical and business due diligence team working with international consultants in the acquisition of a carve-out business of an olechemical giant Cognis, Germany. Prior to joining Mission, he was the general manager for an oleochemical plant manufacturing biodiesel &glycerine responsible for establishing the business and managing the operations. He designed the first the integrated plant first in the country comprising of biodiesel plant, oil mill and biogas plant. He holds a Bachelor of Engineering, Hons (Agricultural) from University of Agriculture, Malaysia (UPM), and is a Professional Engineer registered member of Institute of Engineers, Malaysia (IEM) and Board of Engineers, Malaysia(BEM).

Family Relationships

There are no family relationships between any directors or executive officers of Mission NewEnergy.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others pursuant to which any of our officers or directors was selected as an officer or director of Mission NewEnergy.

B.	Compensation.

In fiscal year 2013, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1.115million.

2013	Short term			Post employment		Proportion of remuneration	Value of options and performance shares as a
	Salary	Non-cash Benefits	Share based payments	Super Contribution	Total	performance related	proportion of remuneration
	A$’000	A$’000	A$’000	A$’000	A$’000%		%
Non-Executive Directors						-	-
Mr Dario Amara	75	-	-	7	82	-	-
DatukZain Yusuf	57	-	-	1	58	-	-
Mr. Peter Torre	38	-	-	3	41	-	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	38	-	-	1	39	-	-
MrArunBhatnagar	38	10	-	-	48	-	-
Total Non-executive Directors	246	10	-	12	268	-	-
Mr Nathan Mahalingam	288	-	-	-	288	-	-
Mr Guy Burnett	218	2	-	20	240	-	-
Total Executive Directors	506	2	-	20	528	-	-

Key management personnel
Mr Samsudeen Ganny1	113	-	-	12	125	-	-
DatukAzizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)2	9	-	-	-	9	-	-
Mr James Garton (Group Head of Corporate Finance)	221	-	-	15	236	-	-
Mr Sinnasami Nadason (Group Plantation Advisor)3	20	-	-	-	20	-	-
TOTAL KEY MANAGEMENT PERSONNEL	1,115	12	-	59	1,186	-	-

1 Mr Ganny joined the group on 1 July 2011 as COO of the Refining operations.

2 DatukAzizan Bin Abd Rahman resigned on 21 December 2012.

3 MrNadasan’sresigned when his contract expired on 31 September 2012.

In fiscal year 2012, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1.5 million.

2012	Short term			Post employment		Proportion of remuneration	Value of options and performance shares as a
	Salary	Non-cash Benefits	Share based payments	Super Contribution	Total	performance related	proportion of remuneration
	A$’000	A$’000	A$’000	A$’000	A$’000%		%
Directors						-	-
Mr Dario Amara	100	-	-	9	109	-	-
DatukZain Yusuf	75	-	-	1	76	-	-
Mr Nathan Mahalingam	288	-	-	-	288	-	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	-	-	1	51
MrArunBhatnagar	50	18	-	-	68	-	-
Mr Guy Burnett	218	-	-	20	238	-	-
Mr. Peter Torre	50	-	-	4	54	-	-
Key management personnel
Mr Samsudeen Ganny[4]	113	-	49	14	176	28%	28%
Mr Abu Bakar Bin Jani (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[5]	13	-	-	-	13	-	-
DatukAzizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	19	-	-	-	19	-	-
DatukJaafar Abu Bakar (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[6]	3	-	-	-	3	-	-
Mr James Garton (Group Head of Corporate Finance)	272	-	-	17	289	-	-
Mr Sinnasami Nadason (Group Plantation Advisor)	78	-	-	-	78
TOTAL	1,329	18	49	66	1,462	-	-

4 Mr Ganny joined the group on 1 July 2011

5 Datuk Abu Bakar resigned on the 29 February 2012

6 DatukJaafar resigned on 31 August 2011

(1)	Superannuation is a mandatory retirement plan for employees in Australia.

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

In November 2008, shareholders approved the Executive Performance Rights Plan. Subsequently the Board approved the allotment and issuance of a total of 20.75million (pre 50:1 consolidation)performance rights and 3.5 million (pre 50:1 consolidation) options to our senior executives. The performance rights were issued in three tranches with the details of the performance criteria discussed below.

In addition to the formal share based compensation plans for employees, Mission also from time to time engages external parties as consultants or to provide other services, Advisory board members or others and may use share based awards as a component of the compensation for work provided.

Performance Rights

Each performance right gives the holder the right to subscribe for a free ordinary share. To obtain the ordinary share attached to each performance right, the holder must convert the performance right. The amount payable upon conversion is nil. A holder may convert some or all of the performance rights held following satisfaction of the relevant vesting conditions. The ordinary shares allotted to a holder upon conversion will rank paripassu in all respects with other ordinary shares. The performance rights are non-transferable (except in limited circumstances).

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

Options

Each option gave the holder the right to subscribe for one ordinary share. The holder may exercise the option prior to its expiration on the second anniversary of the date on which it was issued. The exercise price for each option was A$0.17 (prior to giving effect to the 50-1 share consolidation that was effected on April 4, 2011) and the options held by each holder may be exercised in whole or in part. The ordinary shares allotted to a holder upon exercise of the options will rank paripassu in all respects with other ordinary shares. The options were transferable at the option of the holder and are not subject to any vesting conditions. At June 30, 2012, all options had expired.

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

A similar process for review of committees was undertaken during the 2011 and 2012financial year.

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

Messrs. DatukZain Yusuf (Chairman), Amara, Bhatnagar, Torre and Tan Sri Anwar are members of the Audit and Risk Management Committee. All five members of the Audit and Risk Management Committee satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Exchange Act.

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

Messrs. Amara (Chairman), DatukZain Yusuf, Torre, Bhatnagar and Tan Sri Anwar are members of the Remuneration and Nomination Committee.

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

Ownership of Equity settled Options and Performance rights

The following table sets forth certain information regarding ownership of the Company’s options and performance rights by the officers and directors as of June 30, 2013.

Equity settled Options

	Balance July 1, 2011	Balance June 30, 2012	New issue	Balance June 30, 2013
Directors
Guy Burnett[7]	-	-	-	-
Executive
James Garton[8]	-	-	-	-
TOTAL	-	-	-	-

[7]	Grant date was October19, 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on June30, 2011. Prices adjusted to reflect the impact of the share consolidation.

[8]	Grant date was June25, 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on June30, 2011. Prices adjusted to reflect the impact of the share consolidation.

Equity settled Performance Rights

	Balance 30/6/2011	New Issue		Exercised	Lapsed	Balance 30/06/2012	New Issue	Exercised	Lapsed	Balance 30/06/2013	Vested and unexercised at 30/06/2013
	No.	No.		No.	No.	No.	No.	No.	No.	No.	No.
Director
Nathan Mahalingam	33,334	-		(33,334)	-	-	-	-	-	-	-
Guy Burnett	39,334	-		(33,334)	(6,000)	-	-	-	-	-	-
						-
Executives											-
James Garton	39,334	-		(33,334)	(6,000)		-	-	-	-	-
Samsudeen Ganny	-	20,000	[9]	(10,000)	(10,000)	-	-	-	-	-	-
Total	112,002	20,000		(110,002)[10]	(22,000)	-	-	-	-	-	-

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

9 Grant date was 1 July 2011, share price and fair value on grant date was $4.90.10,000 of the performance rights vest on 31 December 2011 for service and 10,000 vest on 30 June 2011 if the refining operations are cash flow positive for the 2011 financial year.

10 The weighted average exercise price was $5.47 for performance rights exercised in 2011.

D.	Employees.

As of June 30, 2013, we had approximately 10employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia	India
Finance, legal and other administrative functions	0	2	6	2
Engineering, operations, R&D and information systems	0	0	0	0

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2010	-	3	57	367
2011	1	2	65	398
2012	1	1	7	36
2013	-	2	6	2

We believe that our relations with employees are good and we have not experienced any significant labor stoppages or disputes. Our employees are not represented by labor unions or covered by a collective bargaining agreement.

Due to the change in the scope of the Company’s operations, the Company decided to significantly reduce the amount of employees during the fiscal year ended June 30, 2013.

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

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 10,870,275 as of October 7, 2013 by:

•	each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

Principle Shareholders (1)	Number of Shares	Percentage
Noble Haus Asia Limited(9)	84,547,147	88.61%
SLW International LLC(5)	42,636,763	80.06%
Eastwood Trust(7)	21,136,895	66.04%
Westcliffe Trust(8)	21,136,895	66.04%
McDermott Industries Ltd (2)	2,000,000	16.85%
NadarajaMuthu(3)	1,417,860	13.04%
Houston International Insurance Group(6)	850,411	7.82%
Directors and Executive Officers:
Nathan Mahalingam (4)	612,956	5.64%
James Garton	112,051	1.03%
Guy Burnett	112,001	1.03%
Dario Amara	2,000	0.02%
DatukZain Yusuf	—	—
ArunBhatnagar	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	—	—
Peter Torre	—	—
Samsudeen Ganny	10,000	0.09%
All directors and executive officers as a group (10 persons)

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of Mission NewEnergy.

(1)	Unless otherwise indicated in the footnotes to the table below, the address for each of the persons listed in the table below is Mission NewEnergy Limited, Unit B2, 431 Roberts Rd, Subiaco, Western Australia 6008, Australia.

(2)	McDermott Industries Ltd holds all of their shares as trustee for Lee Swee Eng. Address is Trident Chambers, PO Box 146, Road Town, Tortola, British Virgin Islands. Includes 1,000,000 warrants exercisable within the next 60 days.

(3)	Address of 27 Jalan SS7/4, Petaling Jaya, Selangor, Malaysia, 47301.

(4)	Address of Unit 725, 7 th Floor Block A, Kelana Centre Point No 3, Jalan Ss 7/19 47301, Pataling Jaya Selangor, Singapore. Includes 492,957 shares held by Mission Equities Sdn Bhd., a company in which Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, has a 34% pecuniary interest in and is considered a beneficial owner of the shares held by Mission Equities Sdn Bhd.

(5)	Address of 7941 Katy Freeway, #529, Houston, Texas, 77024. Includes (i) 152,195 ordinary shares owned directly by SLW International, LLC (“SLW”), (ii) 100,000 ordinary shares owned by the principal of SLW, Stephen L. Way, in his IRA account with sole power to vote, and (iii) 42,636,763 ordinary shares that would be issuable to SLW upon conversion of the Company’s series 3 notes due May 2014, and (iv) 110,345 ordinary shares that would be issuable to the principal of SLW upon exercise of the Warrants. Information is based on a Schedule 13G filed with the SEC on May 10, 2013 and amended for convertible note redemption as announced by the company on October 23, 2013.

(6)	Address of 800 Gessner, Suite 600, Houston, Texas, 77024. Includes 850,411 shares of common stock. Information is based on a Schedule 13G filed with the SEC on February 14, 2013.

(7)	Address of 7941 Katy Freeway, #529, Houston, Texas, 77024. Includes (i) 21,136,895ordinary shares that would be issuable to Eastwood Trust upon conversion of the Company’s series 3 notes. The notes are due and payable in May 2014. Information is based on a Schedule 13G filed with the SEC on May15, 2013 and amended for convertible note redemption as announced by the company on October 23, 2013.

(8)	Address of 7941 Katy Freeway, #529, Houston, Texas, 77024. Includes (i) 21,136,895ordinary shares that would be issuable to Westcliffe Trust upon conversion of the Company’s series 3 notes. The notes are due and payable in May 2014. Information is based on a Schedule 13G filed with the SEC on May 15, 2013 and amended for convertible note redemption as announced by the company on October 23, 2013.

(9)	Noble Haus Asia Ltd, a British Virgin Islands business company residing at OMC Chambers, Wickhams Cay, 1 Road Town, Tortola, British Virgin Islands (i) 84,547,147 ordinary shares that would be issuable upon conversion of the Company’s series 3 notes. The notes are due and payable in May 2014

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

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:

•	McDermott Industries Ltd became a substantial shareholder in fiscal 2010 and as at November 28, 2011 has a shareholding of 16.85% (excluding dilutive effect of warrants);

•	Mission Equities Sdn Bhd decreased from 27.08% at June 30, 2007 to 5.64% as at October 22, 2012; and

•	N Muthu increased from 0% to 13.04% on 19 October 2012.

As of October 18, 2013, we had fifty-eight holders of record in the United States with a combined holding of 4,918,257 shares, representing 45.2% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions.

Other than as disclosed below, from July 1, 2012through to June 30, 2013, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence. Refer to note 31 of the financial statements included at the end of this report for details of any related party transactions.

Loans

From time to time, we have made loans to or received loans from our wholly owned subsidiaries, including Mission Biotechnologies Sdn Bhd, Mission Biofuels Sdn Bhd and Mission Agro Energy Limited. Loans are repaid regularly and are given on interest free terms.

Refer to note 31 of the financial statements included at the end of this report for details of intercompany loans at June 30, 2013 and June 30, 2012 respectively.

Management rights with subsidiaries

During fiscal 2012, Mission NewEnergy received management fees from both Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company, in the amount of A$627,000, and Mission Biofuels Sdn Bhd, a 100% owned subsidiary company, in the amount of A$940,000. These transactions were on commercial terms and conditions no more favorable than those available to other parties. There were no management fees charged in fiscal year 2013.

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

On November 17, 2009, Mission issued 1,000,000 units comprising ordinary shares and warrants to Ir Lee Swee Eng. Consideration per share was US$7.25 and the warrants have an exercise price of A$15.00 per share. As part of the placement of units, Ir Lee Swee Eng was able to appoint one executive director to the Board as well as an alternate director.Mission and KNM Group have agreed that Ir LeeSwee Eng is a related party and as such Ir Lee Swee Eng has a conflict of interest, which until such time as the arbitration between KNM and Mission is resolved. Mission is not supportive of the appointment of Ir Lee SweeEng's nominated director.

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

McDermott Industries Ltd, which holds all of their shares as trustee for Ir Lee Swee Eng, could hold up to 16.85% of Mission if all of Ir Lee SweeEng’s warrants were exercised.

Ir Lee Swee Eng was not paid any compensation or granted any benefits in kind (including contingent or deferred compensation accrued for the year) by Mission for the fiscal year ended June 30, 2013.

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

A subsidiary of the company has received various claims for payments from the contractor liable to complete the construction of Missions 250,000 tpa refinery. The subsidiary company disputes these claims and has counter claimed on various matters. In addition the subsidiary company has submitted that all these matters should be heard as part of the arbitration proceedings. These may result in an outflow or inflow of cash resources to the company however it is not possible to quantify this value.

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

	OTC Bulletin Board		NASDAQ		ASX
	High	Low	High	Low	High	Low
Fiscal year ended	US$	US$	US$	US$	A$	A$

June 30, 2013
First Quarter	0.12	0.02	-	-	0.09	0.07
Second Quarter	0.03	0.03	-	-	0.05	0.05
Third Quarter	0.01	0.01	-	-	0.02	0.02
Fourth quarter (through October 18, 2012)	0.06	0.05	-	-	0.05	0.05
June 30, 2012
First Quarter	-	-	2.54	0.48	4.03	0.50
Second Quarter	-	-	0.49	0.11	0.60	0.11
Third Quarter	0.14	0.06	-	-	0.11	0.06
Fourth quarter (through October 24, 2012)	0.07	0.06	-	-	0.08	0.07
June 30, 2011
First Quarter	-	-	-	-	0.29	0.19
Second Quarter	-	-	-	-	0.20	0.17
Third Quarter	-	-	-	-	0.24	0.17
Fourth Quarter	-	-	8.15	5.46	8.50	4.90
Month ended
April 2013	0.03	0.03	-	-	0.03	0.03
May 2013	0.04	0.04	-	-	0.02	0.02
June2013	0.02	0.02	-	-	0.02	0.02
July 2013	0.01	0.01	-	-	0.02	0.02
August 2013	0.02	0.02	-	-	0.02	0.02
September 2013	0.02	0.02	-	-	0.01	0.01
October 2013 (through October 18 2013)	0.06	0.05	-	-	0.05	0.05
Fiscal year ended June 30,
2013 (through October 4, 2013)	0.02	0.02	-	-	0.05	0.05
2012	0.07	0.06	-	-	0.08	0.07
2011	-	-	8.15	5.46	8.50	0.17
2010	-	-	-	-	0.51	0.16
2009	-	-	-	-	0.81	0.16
2008	-	-	-	-	1.58	0.57

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “Item 9.A—The Offer and Listing—Offer and Listing Details.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the Act, the Australian Federal Treasurer may order the divestiture of such person’s shares orinterest in shares in the company. The Australian Federal Treasurer may order divestiture pursuant to the Act if he determines that the acquisition has resulted in that foreign person, either alone or together with other non-associated or associated foreign persons, controlling the company and that such control is contrary to the national interest.

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

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%11. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

11 Note that this is subject to proposed legislation to remove the discount for non-resident shareholders with effect from May 8, 2012.

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

Credit Risk

Malaysian operations

Credit risk for receivables at June30, 2012 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default. At the date of this report, all material biodiesel sale receivables had been recovered.

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

Group sensitivity

At 30 June 2013, if foreign currencies had changed by -/+ 10%, with all othervariables held constant, the following financial impacts would have been recorded bythe Group;

Effect on cash and cash equivalent – A$ 0.1 million lower/ A$0.2 million higher (2012:A$ 0.1 million lower/ A$0.1 million higher)

Profit and Loss would have been – A$ 0.1 million lower/ A$0.2 million higher (2012:A$ 0.1 million lower/ A$0.1 million higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Interest Rate Risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixedrate convertible note debt and floating rate debt. For further details on interest raterisk refer to the table below under liquidity risk. The Group‘s main interest rate risk,being cash flow interest rate risk, arises from the windmill loan.

Group sensitivity

At 30 June 2013, if interest rates had changed by -/+ 25 basis points, with all othervariables held constant, the following financial impacts would have been recorded bythe Group;

Effect on post tax profit – A$ Nil million lower/higher (2012: A$ Nil millionlower/higher)

Equity would have been – A$ Nil million lower/higher (2012: A$ Nil millionlower/higher)

Commodity Risk

As there was no inventory held as at 30 Jun 2013, the Group has no exposure tomarket prices of input costs into the production of biodiesel.

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

The following “Use of Proceeds” information relates to our initial U.S. public offering of 2,785,000 ordinary shares at a public offering price of US$9.00 per share, thereby raising gross proceeds of approximately US$25.1 million. The registration statement on Form F-1 (File No. 333-170471) for our initial public offering was declared effective by the SEC on April 19, 2011. On April 26, 2011, we completed our public offering after 2,785,000 ordinary shares were sold. Chardan Capital Markets, LLC, Rodman &Renshaw, LLC, Maxim Group LLC and Northland Capital Markets were the underwriters for our initial public offering. We received net proceeds (after deducting underwriting discounts and commissions and other expenses related to the offering) of approximately $US22,228,504. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. The underwriters did not exercise their overallotment option.

From April 19, 2011, effective date of our registration statement on Form F-1 for the offering, to June 30, 2011, we used approximately US$0.8 million proceeds for the expansion of our feedstock operations, including but not limited to Jatropha acreage expansion, approximately US$2.1 million for general corporate and convertible note coupon purposes, and as of June 30, 2011, we had approximately $16.7 million left from the net proceeds of the offering. Approximately US$8.8 million of the cash at June 30, 2011 was held in the refining segment to meet working capital needs. In 2012 the Group used A$4.9m for operations, A$4.0 million for capital expenditure and advances to related entities and A$5.5 million for debt redemption. We had A$1.5 million in cash on hand at June 30, 2012. In 2013 the Group used A$3.7m for operations, released A$2.3 million from sale of capital items and raised a net A$1.4 million from debt facilities. We had A$1.4 million in cash on hand at June 30, 2013.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Exchange Act), as of June 30, 2013. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

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

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2013based upon criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2013, the Company’s internal control over financial reporting was effective based on these criteria.

C.	Changes in Internal Control over Financial Reporting.

There was no change in internal control over financial reporting during the year ended June 30, 2013that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2013 and 2012 were A$71,000 and A$123,000 , respectively.

All other Fees.A$0 and for the fiscal year ending 2013 and A$0 in fiscal year 2012.

Tax Fees. The Company incurred fees totaling A$0 during the fiscal year ended June 30, 2013. The Company incurred fees totaling A$0 during the fiscal year ended June 30, 2012.

Audit-Related Fees. A$0 and for the fiscal years ending 2013 and 2012.

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

Item 16F. Change in Registrant’s Certifying Accountant

Effective 23 November 2012, Grant Thornton (Audit) Pty Ltd (GT Australia) resigned as the Company’s independent registered public accounting firm. The resignation was approved by the Company’s Audit and Risk Committee. On the same date the Company appointed BDO Audit (WA) Pty Ltd (BDO) as its new independent registered public accounting firm.   GT Australia’s reports on the Company’s financial statements for the years ended June 30, 2012 and 2011 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except to contain a modification in regard to a material uncertainty regarding continuation as a going concern.

During the Company’s fiscal years ended June 30, 2012 and 2011, and through 23 November 2012, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of GT Australia, would have caused GT Australia to make reference to the subject matter of such disagreement in connection with their report. During the same period, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

We have provided GT Australia with a copy of this Item 16F and have requested and received from GT Australia a letter addressed to the Securities and Exchange Commission stating whether or not GT Australia agrees with the above statements. A copy of the letter from GT Australia is attached as Exhibit 14.4.

Prior to the engagement of BDO as our independent registered public accounting firm, we had not previously consulted with BDO regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and the interim period up to and including the date that BDO was engaged.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The consolidated financial statements for Mission NewEnergy Limited and its subsidiaries are included at the end of this annual report.

Item 19. Exhibits

EXHIBIT NUMBER	Description of Exhibit

1.1	Constitution of Mission NewEnergy (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.1	Convertible Note Deed Poll (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.2	Employee Option Plan Rules (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.3	Executive Performance Rights Plan (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.4	EPCC contract with KNM Process Systems Sdn Bhd (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.5#	Product Supply Agreement with Valero Marketing and Supply Company (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.6	Form of Access, Indemnity and Insurance Deed for Directors and Ex-Directors (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.7	Employment agreement (as renewed) with Nathan Mahalingam (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.8	Employment agreement with Guy Burnett (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.9	Employment agreement with James Garton (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.10	Employment agreement of Kalaiselvan Somasundaram (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.11	Employment agreement of Nadason Sinnasami (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.12	Technology License Agreement with Crown Iron Works Company (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.13	Technology Transfer Agreement with Axens (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.14	Long Term Supply Contract with Cargill Palm Products Sdn Bhd (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.15	Agreement (as amended) with Trafigura Beheer B.V. Amsterdam (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.16	Long Term Supply contract, dated as of April 1, 2011, by and between Felda Marketing Services Sdn. Bhd. And Mission Biotechnologies Sdn. Bhd(incorporated by reference to Exhibit 4.16 of our annual report on Form F-20 (File No. 001-35022) filed with the SEC on December 28, 2011).

4.17	Employment Agreement of Samsudeen Ganny, dated as of June 21, 2011(incorporated by reference to Exhibit 4.17 of our annual report on Form F-20 (File No. 001-35022) filed with the SEC on December 28, 2011).

4.18	Series 2 Convertible Note Deed Poll.

4.19	Form of Warrant

8.1 *	List of Subsidiaries.

12.1 *	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

12.2 *	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

13.1 *	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14 (b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended.

14.1 *	Series 3 Convertible note deed poll

14.2 *	Loan agreement with SLW International

14.3 *	Sale of 100,000 tpa refinery agreement.

14.4 *	Letter from outgoing Independent registered public accountant

*	Filed herewith.
#	Order for confidential treatment of portions of this document has been granted by the SEC pursuant to Rule 406 of the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mission NewEnergy Limited

Date: October 31, 2013	By:	/s/ Guy Burnett
	Name:	Guy Burnett
	Title:	Chief Financial Officer and Company Secretary

AUDIT REPORT

Tel: +8 6382 4600 Fax: +8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

Independent Auditors’ Report

Board of Directors

Mission NewEnergy Limited

We have audited the accompanying consolidated balance sheets of Mission NewEnergy Limited as of June 30, 2013 and the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended June 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited at June 30, 2013 and the results of its operations and its cash flows for the year ended June 30, 2013 in conformity with international Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred operating cash outflows of $3.7 million during the year ended 30 June 2013 and, as of that date the consolidated entity’s total liability exceeded its total assets by $12.5 million. These conditions, along with other matters as set forth in Note 2 raise substantial doubt the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BDO Audit (WA) Pty Ltd

Brad McVeigh

Director

Perth, Western Australia

Dated 31st day of October 2013

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

FOR THE YEAR ENDED 30 JUNE 2013

	Note	2013	2012	2011
		A$’000	A$’000	A$’000
Sales revenue	7	169	27,543	13,629
Other income	7	8,244	10,659	1,890
Total revenue		8,413	38,202	15,519
Changes in Inventory		(357)	(4,786)	5,101
Cost of materials	8a	(11)	(21,367)	(18,453)
Employee benefits expense	8b	(1,618)	(3,221)	(6,349)
Net foreign exchange gains/(losses)		(1,418)	355	(1,769)
Consultants’ expenses		(115)	(692)	(328)
Impairment	5a	11,494	(4,759)	(3,203)
Shareholder expenses		(109)	(249)	(125)
Travel expenses	8e	(93)	(407)	(273)
Rental expenses		(81)	(137)	(116)
Other expenses	8c	(1,296)	(2,865)	(1,888)
Depreciation and amortisation expenses		(7)	(258)	(263)
Finance Cost – amortisation	8d	(3,394)	(1,084)	(2,382)
Finance Costs		(654)	(2,159)	(2,483)
Profit/(loss) before income tax		10,754	(3,427)	(17,012)
Income tax (expense)/benefit	9	20	(16)	1
Net profit /(loss) before non-controlling interest		10,774	(3,443)	(17,011)
Loss for the year from discontinued operations	36	(717)	(2,755)	(4,659)
Profit/(Loss) for the year		10,057	(6,198)	(21,670)
Profit/(Loss) is attributable to:
Owners of Mission NewEnergy Ltd		10,043	(6,130)	(21,670)
Non-controlling interests		14	(68)	-
		10,057	(6,198)	(21,670)
Earnings/(loss) per share for the year attributable to Members of Mission NewEnergy Ltd (A$)	11	0.96	(0.69)	(3.50)
Diluted earnings/(loss) per share attributable to Members of Mission NewEnergy Ltd (A$)	11	0.96	(0.69)	(3.50)

The above Consolidated Statement of Profit And Loss should be read in conjunction with the accompanying notes.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2013

	2013 A$’000	2012 A$’000	2011 A$’000
Profit/(Loss) for the period	10,043	(6,130)	(21,670)
Other comprehensive income
Items that may be reclassified through profit and loss
Exchange differences on translating foreign operations	1,803	(195)	(1,917)
Items that will not be reclassified through profit and loss
Gain on settlement of Series 1 convertible note	-	1,473	3,207
Loss on settlement of Series 2 convertible note	(5,854)	-	-
Effective portion of change in fair value of cash flow hedge	-	(39)	39
Other comprehensive (loss)/income for the period net of tax	(4,051)	1,239	1,329
Total comprehensive profit/(loss) for the period attributable to the parent	5,992	(4,891)	(20,341)
Attributable to non-controlling equity interests	14	(68)	-
Total comprehensive (loss) for the period	6,006	(4,959)	(20,341)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2013

	Note	2013	2012
		A$’000	A$’000
CURRENT ASSETS
Cash and cash equivalents	12	1,420	1,456
Trade and other receivables	13	3,833	4,225
Biological assets	14	-	-
Inventories	15	-	1,192
Other financial assets	16	12	581
Other assets	20	221	204
Current tax assets	23	-	24
Total current assets		5,486	7,682
Non-current assets held for sale	36	14,573	2,286
Total current assets		20,059	9,968

NON-CURRENT ASSETS
Property, plant and equipment	18	6	681
Intangible assets	19	-	-
Deferred tax assets	23	-	-
Other Assets	20	40	54
Total non-current assets		46	735
TOTAL ASSETS		20,105	10,703
CURRENT LIABILITIES
Trade and other payables	21	1,679	1,930
Financial Liabilities	22	27,404	83
Short-term provisions		136	104
		29,219	2,117
Liabilities included in disposal group held for sale	22/36	1,832	1,812
Total current liabilities		31,051	3,929

NON-CURRENT LIABILITIES
Financial liabilities	22	1,558	31,215
Deferred tax liabilities	23	-	-
Total non-current liabilities		1,558	31,215
TOTAL LIABILITIES		32,609	35,144
NET ASSETS (DEFICIT)		(12,504)	(24,441)

EQUITY
Issued capital	24	110,415	110,320
Reserves	25	13,323	5,684
(Accumulated losses)		(136,188)	(140,377)
Non-controlling Interests	35	(54)	(68)
Total Equity/(Deficiency)		(12,504)	(24,441)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2013

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Cash flow hedge reserve	Non- controlling Interests	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Balance as at 30 June2011	96,801	(135,720)	4,868	(1,673)	5,937	39	-	(29,748)
(Loss) attributable to members of parent entity	-	(6,130)	-	-	-	-	-	(6,130)
Other Comprehensive income	-	1,473	-	(195)	(3,292)	(39)	-	(234)
Total comprehensive income	96,801	(140,377)	4,868	(1,868)	2,645	-	-	(37,931)
Conversion of convertible notes to equity	13,239	-	-	-	-	-	-	13,239
Expenses for options and performance rights	-	-	39	-	-	-	-	39
Issue of Shares to Advisory Board	280	-	-	-	-	-	-	280
Non-controlling interest	-	-	-	-	-	-	(68)	(68)
Balance as at 30 June 2012	110,320	(140,377)	4,907	(1,868)	2,645	-	(68)	(24,441)
Profit attributable to members of parent entity	-	10,043	-	-	-	-	-	10,043
Other Comprehensive income	-	(5,854)	-	1,803	5,836	-	-	1,785
Total comprehensive income	110,320	(136,188)	4,907	(65)	8,481	-	(68)	(12,613)
Transactions with owners in their capacity as owners
Issue of Shares	95	-	-	-	-	-	-	95
Non-controlling interest	-	-	-	-	-	-	14	14
Balance as at 30 June 2013	110,415	(136,188)	4,907	(65)	8,481	-	(54)	(12,504)

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2013

	Note	2013	2012	2011
		A$’000	A$’000	A$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		891	32,232	10,128
Payments to suppliers and employees		(3,861)	(35,374)	(22,494)
Interest received		3	289	161
Finance costs		(746)	(2,023)	(2,909)
Income tax paid		(2)	5	25
Net cash (used in) operating activities	29	(3,715)	(4,871)	(15,089)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(22)	(615)	(3,957)
Proceeds and deposit from sale of assets		1,860	170	-
Release of performance bond, maturity investment and deposits		510	103	(137)
Acquisition of subsidiary		-	(950)	-
Advance to related entity		-	(2,676)	-
Net cash provided / (used in) investing activities		2,348	(3,968)	(4,094)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)		95	-	20,167
Proceeds from borrowings		1,613	-	-
Repayments of borrowings		(358)	(5,461)	(527)
Net cash provided / (used by) by financing activities		1,350	(5,461)	19,640
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(17)	(14,300)	457
Cash and cash equivalents at beginning of the financial year		1,456	15,761	17,155
Effects of exchange rate fluctuations of cash held in foreign currencies		(19)	(5)	(1,851)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	1,420	1,456	15,761

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

•	listed on the ASX (MBT) with its operations in Malaysia, Indonesia and India;
•	that owns and operated a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel which is in the process of being sold;
•	that owns a 250,000 tpa (approx. 75 million gallons p.a.) trans-esterification plant constructed by KNM Process Systems Sdn Bhd. In March 2012 Mission decided that due to being unable to reach a settlement with KNM Process Systems SDN BHD (“KNM”) as it relates to the handover and final acceptance for Mission’s 250,000 tpa biodiesel plant, the matter has been referred to arbitration;
•	that has significantly downsized its upstream feedstock business in India and is now focused on divesting the remaining Indian assets and accordingly this segment is classified as a discontinued operation;
•	that owns two wind energy turbines of 1.65 MW each in India which sell electricity to a Western Indian utility under a 13 year power purchase agreement. The Board has resolved to sell these windmills and accordingly they are classified as non-current assets held for sale.

2.	Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its investors, bankers and suppliers.

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Going Concern

The Group realised an operating profit for the year ended 30 June 2013 of $10.0 million (2012: $6.1 million), with net cash used in operating activities of $3.7 million (2012: $4.9 million). At reporting date, the current assets less current liability deficit was $11.0 million (2012: $6.0 million surplus) and a net asset deficiency of $12.5 million (2012: $24.4 million). The current asset deficiency is primarily as a result of the convertible note now being shown as a current liability as it is payable within one year. The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during the current and previous financial years (refer to note 5a).

During the financial year, the Company has successfully renegotiated the conversion of the series two convertible notes into series three convertible notes. The key changes being a new conversion ratio of 1 note for 433 ordinary shares should the note holders convert, and the elimination of the 4% coupon previously payable. At 30 June 2013, the Company has a non-current liability for the series two convertible notes of A$32.9 million (nominal value).

The Group has access to the working capital facility of US$5 million from SLW International for ongoing operating cash requirements, of which US$1.3 million has been drawn down at 30 June 2013. In addition the Group is in discussion with the note holders in respect to the possible amendment of the terms of the Convertible Notes including, but not limited to the possible extension of the Maturity Date which is currently May 2014.

The Directors believe that at the date of this report the Group has sufficient financial resources at 30 June 2013 to meet its committed financial liabilities.

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

•	Generate positive cash flows from operations.
•	Raise cash through sale of assets and recovery of receivables.
•	Renegotiate the maturity date of the convertible notes.
•	Raise cash through the issue of further equity.

The Directors consider that there are reasonable grounds to expect that the Group will be able to meet its commitments and liabilities through the measures listed above, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is material uncertainty whether the Group will be able to continue as a going concern.

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

•	Refining operations - Malaysian Ringgit
•	Feedstock operations – Indian Rupee
•	Downstream Palm Oil Joint Venture Project – Indonesian Rupiah
•	USA operations - United States Dollar
•	Other – Australian Dollar.

The Board of Directors approved this financial report on 27 September 2013.

3.	Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd,Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited and Oleovest PL,.

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

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

n.	Trade and Other Payables

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

q.	Revenue Recognition

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

Non-current assets held for sale are measured at the lower of cost or fair value less cost to sell when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

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

x.	Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

y.	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

4.	New standards and interpretations not yet adopted

The following new/amended accounting standards and interpretations have been issued, but are not mandatory for financial years ended 30 June 2013. They have not been adopted in preparing the financial statements for the year ended 30 June 2013 and are expected to impact the entity in the period of initial application. In all cases the entity intends to apply these standards from application date as indicated in the table below.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Standards Likely to Have a Financial Impact

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application
AASB 9 (issued December 2009 and amended December 2010)	Financial Instruments

The following requirements have generally been carried forward unchanged from AASB 139 Financial Instruments: Recognition and Measurement into AASB 9:

•    Classification and measurement of financial liabilities; and

•    Derecognition requirements for financial assets and liabilities.

However, AASB 9 requires that gains or losses on financial liabilities measured at fair value are recognised in profit or loss, except that the effects of changes in the liability’s credit risk are recognised in other comprehensive income.

The amendments require that any changes in fair value attributable to the liability’s credit risk be recognised in other comprehensive income instead of profit or loss. There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively from 1 January 2015.

AASB 10 (issued August 2011)	Consolidated Financial Statements

Introduces a single ‘control model’ for all entities, including special purpose entities (SPEs), whereby all of the following conditions must be present:

•  Power over investee (whether or not power used in practice)

•  Exposure, or rights, to variable returns from investee

•  Ability to use power over investee to affect the entity’s returns from investee.

Potential voting rights are only considered when determining if there is control when they are substantive (holder has practical ability to exercise) and the rights are currently exercisable. This may result in possibly fewer instances of control.

Annual reporting periods beginning on or after 1 January 2013

When this standard is first adopted for the year ended 30 June 2014, there will be no impact on transactions and balances recognised in the financial statements because the entity does not have any special purpose entities or because the new definition of control does not change the classification of any of the entities investments in subsidiaries, joint arrangements or associates.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application
AASB 10 (issued August 2011) – contd.	Consolidated Financial Statements

Additional guidance included to determine when decision making authority over an entity has been delegated by a principal to an agent. Factors to consider include:

•     Scope of decision making authority

•     Rights held by other parties, e.g. kick-out rights

•     Remuneration and whether commensurate with services provided

•     Decision maker’s exposure to variability of returns from other interests held in the investee.

AASB 11 (issued August 2011)	Joint Arrangements

Joint arrangements will be classified as either ‘joint operations’ (where parties with joint control have rights to assets and obligations for liabilities) or ‘joint ventures’ (where parties with joint control have rights to the net assets of the arrangement).

Joint arrangements structured as a separate vehicle will generally be treated as joint ventures and accounted for using the equity method (proportionate consolidation no longer allowed).

Annual reporting periods beginning on or after 1 January 2013

When this standard is first adopted for the year ended 30 June 2014, there will be no impact on transactions and balances recognised in the financial statements because the entity has not entered into any joint arrangements.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application
AASB 13 (issued September 2011)	Fair Value Measurement

Currently, fair value measurement requirements are included in several Accounting Standards. AASB 13 establishes a single framework for measuring fair value of financial and non-financial items recognised at fair value in the statement of financial position or disclosed in the notes in the financial statements.

			Annual reporting periods beginning on or after 1 January 2013	The entity has yet to conduct a detailed analysis of the differences between the current fair valuation methodologies used and those required by AASB 13. However, when this standard is adopted for the first time for the year ended 30 June 2014, there will be no impact on the financial statements because the revised fair value measurement requirements apply prospectively from 1 July 2013.

AASB 13 (issued September 2011) - cont	Fair Value Measurement	Additional disclosures required for items measured at fair value in the statement of financial position, as well as items merely disclosed at fair value in the notes to the financial statements. Extensive additional disclosure requirements for items measured at fair value that are ‘level 3’ valuations in the fair value hierarchy that are not financial instruments, e.g. land and buildings, investment properties etc.	Annual reporting periods beginning on or after 1 January 2013	When this standard is adopted for the first time for the year ended 30 June 2014, additional disclosures will be required about fair values.

AASB 2012-9 (issued December 2012)	Amendment to AASB 1048 arising from the Withdrawal of Australian Interpretation 1039	Deletes Australian Interpretation 1039 Substantive Enactment of Major Tax Bills In Australia from the list of mandatory Australian Interpretations to be applied by entities preparing financial statements under the Corporations Act 2001 or other general purpose financial statements.	Annual reporting periods beginning on or after 1 January 2013	There will be no impact on first-time adoption of this amendment as the group does not account for proposed changes in taxation legislation until the relevant Bill has passed through both Houses of Parliament, which is consistent with the views expressed by the Australian Accounting Standards Board in their agenda decision of December 2012.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Standards Likely To Have A Disclosure Impact Only

AASB reference	Title and Affected Standard(s):	Nature of Change	Application date:	Impact on Initial Application

AASB 12 (issued August 2011)	Disclosure of Interests in Other Entities	Combines existing disclosures from AASB 127 Consolidated and Separate Financial Statements, AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures. Introduces new disclosure requirements for interests in associates and joint arrangements, as well as new requirements for unconsolidated structured entities.	Annual reporting periods beginning on or after 1 January 2013	As this is a disclosure standard only, there will be no impact on amounts recognised in the financial statements. However, additional disclosures will be required for interests in associates and joint arrangements, as well as for unconsolidated structured entities

AASB 2012-6 (issued September 2012)	Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures	Defers the effective date of AASB 9 to 1 January 2015. Entities are no longer required to restate comparatives on first time adoption. Instead, additional disclosures on the effects of transition are required.	Annual reporting periods beginning on or after 1 January 2015	As comparatives are no longer required to be restated, there will be no impact on amounts recognised in the financial statements. However, additional disclosures will be required on transition, including the quantitative effects of reclassifying financial assets on transition.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

AASB 2013-3 (issued June 2013)	Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets	Clarifies the disclosure requirements for cash-generating units (CGUs) with significant amounts of goodwill and intangibles with indefinite useful lives and also adds additional disclosures when recoverable amount is determined based on fair value less costs to sell.	1 January 2014	As this standard amends disclosure requirements only, there will be no impact on amounts recognised in the financial statements. The recoverable amount for CGUs with significant amounts of goodwill and intangibles with indefinite lives will only be required to be disclosed where an impairment loss has been recognised. However, there will be additional disclosures about the level of the fair value hierarchy where recoverable amount for a CGU is determined based on fair value less costs to sell.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

5.	Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2013. During the twelve months ended 30 June 2013 management reassessed its estimates in respect of:

a.	Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

All goodwill was fully impaired at June 2012.

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 30 June 2013 in the refining operations result from amounts recoverable from an EPCC contractor whereby the Group incurred costs during commissioning testing which the EPCC contractor was obliged to pay. This receivable is now part of arbitration and trial proceedings with the EPCC contractor and have not been impaired.

Indian Operations

Sales of electricity, which is under a power purchase agreement, and the resultant receivable are to a large Indian State Owned enterprise and hence credit risk is deemed low and hence no impairment has been made.

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Impairment of refineries

Due to uneconomic conditions and lack of visibility into further profitable sales contracts the 100,000 tpa refinery was put into care and maintenance in June 2012. The 250,000tpa is under care and maintenance and yet to be handed over to Mission.

The Board reviews the carrying value of its refinery assets at each reporting date.

Due to the majority of the conditions precedent to complete the sale of the 100,000 tpa refinery were completed at the date of this report and hence the Company has reflected a reversal of previous asset impairment to the value of the sale, being A$12.2 million.

Further impairment for the 250,000 tpa refinery has been provided during the year ended 30 June 2013 for capital additions to a value of $45 thousand.

Windmill impairment

At 30 June 2013, the Board re-assessed the carrying value of the windmills. In determining value in use of the windmills, future cash flows are based on forecast future revenue levels which are based on forecast electricity generation and contracted rates per Kwh, and forecast future maintenance expenses. Value in use was calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the assets having an anticipated life of 20 years, with a discount rate based on a rate of funding available, being 14%, from the region in which the windmills operate. No further impairment was provided for in the 2013 financial year.

Goodwill has arisen as a result of the purchase of equity in Oleovest PL. The Board has reviewed the carrying value of goodwill in this segment and has determined that due to the termination of the joint venture agreement with PTPN 111, the goodwill value of $0.95 million has been impaired.

	June 2013	June 2012	June 2011
	A$000	A$000	A$000
Impairment of refineries	45	2,210	2,046
Impairment reversal of refineries	(12,219)	-	-
Impairment of other assets	-	1,108	36
Impairment of Goodwill	-	950	1,157
Impairment of trade receivables	-	189	-
Impairment of inventories and biological assets	680	302	-
Total	(11,494)	4,759	3,239

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero, except for the receivable from PT Sinergi Oleo Nusantara, which is carried at cost. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 33: Parent Information for further details.

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

7.	Sales revenue

	2013 A$’000	2012 A$’000	2011 A$’000
Sales Revenue
- Sales of goods	159	27,265	13,514
- Interest received	10	278	115
Total revenue	169	27,543	13,629
Other Income

Gain on sale of assets	146	-
Gain on settlement of convertible notes	7,748	10,300	1,735
Sundry income	350	359	155
Total Other income	8,244	10,659	1,890

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

During the year the company converted the outstanding Series Two convertible notes to Series Three convertible notes. The Series Two convertible notes represented a $32.9 million liability that were due in May 2014 along with a half yearly coupon at 4% per annum. The Series three convertible notes have the same nominal value and maturity date; however do not attract a coupon charge. The conversion resulted in a reporting gain of $7.7 million

8.	Expenses

	2013 A$’000	2012 A$’000	2011 A$’000
8a) Cost of materials	11	21,367	18,453
Total	11	21,367	18,453
8b) Employee costs
Wages and Salaries	1,576	2,740	2,857
Contribution to defined contribution plans	42	182	168
Equity settled share based payments expense	-	299	3,324
	1,618	3,221	6,349
8c) Other expenses:
Audit fees	64	138	148
Advertising	-	2	46
Business acquisition costs	-	501
Computer maintenance & consumables	5	58	38
Communication expenses	47	211	315
Insurance costs	247	218	98
Legal fees	532	195	231
Plant operating costs	229	1,007	508
Asset maintenance	9	137	157
Other administrative costs	163	398	347
Total	1,296	2,865	1,888
8d) Finance Costs
Amortisation of liability portion of convertible notes	3,394	1,067	2,003
Amortisation of convertible note issue costs	-	17	379
Total	3,394	1,084	2,382
8e) Travel expenses
Corporate travel	65	274	142
Operations	28	133	131
	93	407	273

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

9.	Income tax

			2013 A$’000	2012 A$’000	2011 A$’000
a.	The components of tax expense comprise
	Current tax		20	(16)	1
	Deferred tax	23	-	-	-
			20	(16)	1
b.	The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
	Accounting profit/(loss) before tax		10,774	(3,427)	(17,011)
	Loss for the year from discontinued operations		(717)	(2,755)	(4,659)
	Total loss for the year		10,057	(6,182)	(21,670)
	Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%		3,013	(1,855)	(6,501)
	Adjusted for:
	Tax effect of:
	- overseas tax rate differential		(496)	267	140
	- Impairment of non-assessable item		(4,390)	995	960
	- other non-assessable items		1,853	609	5,400
			(20)	16	(1)
	Add:
	Over provision for income tax in prior year		-	-
	Income tax attributable to entity		(20)	16	(1)
	The applicable weighted average effective current tax rate is as follows:		25%	- [12]	-

12 No effective tax rate calculated due to the loss position.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used. Refer to note 23 for further disclosures on deferred tax assets and liabilities.

No effective tax rate in 2011 due to the loss position.

10.	Auditors’ Remuneration

	2013 A$’000	2012 A$’000	2011 A$’000
Audit services
Remuneration of the auditor of the parent entity for:
- auditing or reviewing the financial reports – previous auditor	-	123	90
- auditing or reviewing the financial reports – current auditor	71	-	-

11.	Earnings per share

a.	Reconciliation of earnings to profit or loss
	Earnings used in calculation of both ordinary and dilutive EPS	10,043	(6,130)	(21,670)
b.	Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	10,481,820	8,919,299	6,199,265
	Effect of:
	- Performance Rights and options	-	-	-
	Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	10,481,820	8,919,299	6,199,265

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Diluted earnings per share exclude convertible notes, performance rights and options that had an exercise price above the average market price during the period they existed. All the potential ordinary shares were anti-dilutive as they were all below the conversion price. Where a loss is made, all convertible notes, performance rights and options are excluded as the impact of including them would be to reduce the loss per share. The table below reflects the entire number of equity instruments in issue at each period end, which could potentially dilute basic earnings per share (i.e. numbers above are included in the table below):

	2013	2012	2011
Issued ordinary shares	10,870,275	9,452,415	8,512,259
Convertible notes	505,904	505,904	935,579
Employee and third party share options	-	-	7,315
Employee performance rights	1,600	1,600	133,077
Share issue options (warrants)	2,995,009	2,995,009	2,995,009
TOTAL	14,372,788	12,954,928	12,583,239

12.	Cash and cash equivalents

	2013 A$’000	2012 A$’000
Cash at bank and in hand	1,419	1,420
Short-term bank deposits	1	36
	1,420	1,456
Reconciliation of cash
Cash and cash equivalents	1,420	1,456
	1,420	1,456

See note 32, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

13.	Trade and Other Receivables

	2013 A$’000	2012 A$’000
CURRENT
Trade receivables	-	1,089
Other receivables[13]	3,833	3,136
Less: Impairment provision	-	-
TOTAL	3,833	4,225
NON – CURRENT
Trade receivables	-	18,772
Less: Impairment provision	-	(16,589)
Less: Discount charge	-	(2,183)
TOTAL	-	-

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. With the downsizing of operations in India all receivables were fully written off. The timing and recoverability of the current other receivables is dependant on the timing of arbitration proceedings.

14.	Biological Assets

Mission Biofuels India Pvt Limited grew Jatropha Curcas saplings from seeds, which met the definition of a biological asset and were carried on the statement of financial position at fair value. With the decision to substantially downsize the operations in India, Mission Biofuels India Pvt Limited has NIL (2012: NIL) saplings on hand in its controlled nurseries.

13 Included in Current: Other Receivables is an amount of A$2.7m relating to the investment into the palm oil project in Indonesia which the Board deems to be recoverable within the forthcoming twelve months.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

	2013 A$’000	2012 A$’000
Opening Balance	-	88
Add: Increase in fair value due to new plantations	-	-
Less: Sale of saplings transferred to trade receivables	-	-
Less: Impairment of biological asset	-	(99)
FX adjustments	-	11
Closing Balance	-	-

Regulatory and environmental risks, supply and demand risk and Climate and other risks

With the decision to discontinue operations in this region, the material risks relating to this operation have been eliminated or minimised.

15.	Inventories

	2013 A$’000	2012 A$’000
CURRENT
Raw Material and stores - cost	-	577
Work in Progress - cost	-	-
Finished goods – cost	-	615
	-	1,192

The above is shown at the lower of cost and net realisable value.

16.	Other Financial Assets

Current

Sundry financial assets	12	581
	12	581

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

17. Investments in subsidiaries and Jointly controlled entities

A Controlled Entities Consolidated
	Country of	Percentage Owned (%)
	Incorporation	2013	2012
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biotechnologies Sdn Bhd	Malaysia	100	100
Mission Biofuels Sdn Bhd	Malaysia	100	100
Enviro Mission Sdn Bhd[14]	Malaysia	-	100
Mission Agro Energy Limited	Mauritius	100	100
Mission NewEnergy USA LLC,[15]	USA	-	100
PJ Trading Pennsylvania, LLC[16]	USA	-	100
PJ Trading, LLC[17]	USA	-	100
Oleovest PL	Singapore	85	85
Subsidiaries of Mission Agro Energy Limited
Mission Biofuels India Private Limited	India	100	100

b. Jointly controlled entities
Subsidiaries of Mission Biofuels India Private Limited
Mission Agro Diesel (India) Private Limited	India	51	51

14Enviro Mission Sdn Bhd, a dormant entity was disposed during the financial year.

15Mission NewEnergy USA LLC (formerly Scarborough Beach Holdings, LLC), being a dormant entity, was deregistered on 10 September2012

16PJ Trading Pensylvania, LLC, being a dormant entity, was deregistered on 23 July 2012

17PJ Trading, LLC, being a dormant entity, was deregistered on 9 August2012

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell or deregister Mission Agro Diesel (India) Pvt Limited. The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold or deregistered.

In February 2012 Mission acquired 85% of Oleovest PL, a Singapore registered company, which in turn owns 70% of PT Sinergi Oleo Nusantara, an Indonesian registered company. Oleovest PL has terminated the joint venture agreement in PT Sinergi Oleo Nusantara.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

18.	Property Plant and Equipment

18a. Property plant and equipment

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Cost at 30 June 2011	1,391	403	776	187	4,776	40,492	25,599	73,624
Additions	-	25	43	-	-	673	92	833
Foreign Currency Translation	(104)	(46)	286	(2)	(760)	(653)	3,425	2,146
Held for Sale (Current Asset)	(515)	-	-	-	(3,998)	-	-	(4,513)
Disposal	(189)	(3)	(150)	(53)	-	-	(48)	(443)
Cost at 30 June 2012	583	379	955	132	18	40,512	29,068	71,647
Additions	-	-	5	-	-	45		50
Foreign Currency Translation	(1)	11	48	12	-	5,016	-	5,086
Transferred to Non-current Assets Held for Sale (Current Asset)	(24)	(242)	(138)	(8)	(18)	-	(29,068)	(29,498)
Disposal	(558)	-	-	(21)	-	(8)		(587)
Cost at 30 June 2013	-	148	870	115	-	45,565	-	46,698

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Accumulated Depreciation and Impairment
Accumulated Depreciation and Impairment at 30 June 2011	120	193	584	126	2,411	39,537	23,993	66,964
Depreciation for the year (continuing operation)	8	11	121	31	-	-	87	258
Depreciation for the year (discontinued operation)	28	62	33	3	131	-	-	257
Impairment	-	63	359	-	-	1,300	1,596	3,318
Foreign Currency Translation	(17)	(27)	(22)	(2)	(395)	(325)	3,401	2,613
Held for Sale (Current Asset)	(98)	-	-	-	(2,129)	-	-	(2,227)
Disposal	-	(2)	(168)	(38)	-	-	(9)	(217)
Accumulated Depreciation and Impairment at 30 June 2012	41	300	907	120	18	40,512	29,068	70,966

Depreciation for the year (continuing operation)	3	-	4	-	-	-	-	7
Impairment – Refer to note 5a	-	-	-	-	-	45	-	45
Foreign Currency Translation	(8)	11	49	13	-	5,008	-	5,073
Transferred to Non-current Assets Held for Sale (Current Asset)	-	(163)	(96)	(6)	(18)	-	(29,068)	(29,351)
Disposal	(36)	-	-	(12)	-	-	-	(48)
Accumulated Depreciation and Impairment at 30 June 2013	-	148	864	115	-	45,565	-	46,692

Carrying Amounts
At 30 June 2012	515	-	5	9	-	-	-	681
At 30 June 2013	-	-	6	-	-	-	-	6

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

18b. Non-current assets held for sale

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000
Cost at 30 June 2011	-	-	-	-	-	-	-	-
Foreign Currency Translation	-	-	-	-	—	-	-	-

Transfer from Property Plant and Equipment	515	-	-	-	3,998	-	-	4,513
Cost at 30 June 2012	515	-	-	-	3,998	-	-	4,513
Foreign Currency Translation	25	1	10	-	169	-	-	205
Transfer from Property Plant and Equipment	24	242	138	8	18	-	29,068	29,498
Asset Disposal	-	(160)	(41)	(8)	-	-	-	(209)
Cost at 30 June 2013	564	83	107	-	4,185	-	29,068	34,007

Accumulated Depreciation and Impairment
Accumulated Depreciation and Impairment at 30 June 2011	-	-	-	-	-	-	-	-
Depreciation for the year	-	-	-	-	-	-	-	-
Transfer from Property Plant and Equipment	98	-	-	-	2,129	-	-	2,227
Foreign Currency Translation	-	-	-	-	-	-	-	-
Accumulated Depreciation and Impairment at 30 June 2012	98	-	-	-	2,129	-	-	2,227
Depreciation for the year (discontinued operations) – Refer note 36	26	24	34	2	58	-	-	144
Impairment – Refer to note 36	27	1	4	-	318	-	-	350
Reversal of Impairment – Refer to note 5a	-	-	-	-	-	-	(12,219)	(12,219)
Foreign Currency Translation	(21)	1	-	-	97	-	(354)	(277)
Transfer from Property Plant and Equipment	-	163	96	6	18	-	29,068	29,351
Disposal	-	(106)	(27)	(8)	-	-	-	(141)
Accumulated Depreciation and Impairment at 30 June 2013	130	83	107	-	2,619	-	16,495	19,434

Carrying Amounts
At 30 June 2012	417	-	-	-	1,869	-	-	2,286
At 30 June 2013	434	-	-	-	1,566	-	12,573	14,573

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These relate to the second biodiesel plant (being the 250,000 tpa plant) under construction in Malaysia. At 30 June 2013 the transfer of this plant to Mission and final payment is under arbitration. See note 26 on capital commitments relating to this plant.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

19.	Intangible Assets

	2013 A$’000	2012 A$’000
Goodwill
Carrying amount at beginning of year	-	-
Additions	-	950
Impairment of Goodwill	-	(950)
FX Adjustments	-	-
Carrying amount at end of year	-	-

Additions to goodwill for the previous year relate to the acquisition of 85% of shares in Oleovest PL. Refer to note 5a for a discussion on impairment testing of goodwill and note 17 for details of ownership of subsidiaries.

20.	Other Assets

	2013 A$’000	2012 A$’000
CURRENT
Prepayments	129	204
Security Deposits	92	-
	221	204
Prepayments are primarily insurance premiums. NON-CURRENT
Security Deposits	40	54
	40	54

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

21.	Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	176	1,314
Interest accrued	-	646
Sundry payables and accrued expenses	247	-
Deposit received on sale of 100,000 tpa refinery[18]	1,257	-
	1,679	1,930

22.	Financial Liabilities

	2013 A$’000	2012 A$’000
CURRENT
Secured loans	-	83
Convertible Notes
- Nominal value (unsecured)	32,884	-
- Equity portion of convertible note	(8,481)	-
- Unamortisation costs of issues	-	-
- Amortisation of equity portion	3,001	-
	27,404	83

Current-liabilities included in disposal group held for sale	1,832	1,812
NON-CURRENT
Secured loans	1,558	114
Convertible Notes (unsecured)
- Nominal value (unsecured)	-	32,884
- Equity portion of convertible note	-	(2,644)
- Amortisation of equity portion	-	861
	1,558	31,215

The secured loans and liabilities in the disposal group held for sale above relate to financing of the windmills and a working capital facility in India. The wind and property assets are held as security against the loan funding the windmills, and the working capital facility is secured over the shares of Mission Biofuels India PL. The non-current secured loans are secured over all refining assets and the Indonesian investment.

18 This initial deposit was received pursuant to the sale of the 100,000 tpa biodiesel plant in Malaysia.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Convertible notes - Series 3 notes

At 30 June 2013 the following convertible notes were in existence:

Units	505,904

Maturity date	22 May 2014

Interest rate per annum	0%

Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	1 note for 433 ordinary shares

Conversion price	$65.00

23.	Tax

	2013 A$’000	2012 A$’000
Liabilities
CURRENT
Current Tax liability / (asset)	-	(24)
NON-CURRENT
Deferred tax liability comprises:
Unrealised FX gains	-	-
Accruals	-	-
Other	-	-
Total	-	(24)

Assets
Deferred tax assets comprise:
Provisions	-	-
Transaction costs included in equity	-	-
Other	-	-
	-	-
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

Deferred tax assets on losses to a value of $6.1 million to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$2.5 million and deferred tax liabilities for temporary differences of $0.5 million have not been brought to account.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

24.	Issued Capital

Fully paid ordinary shares (Issued and	2013	2013	2012	2012
authorised)	Number	A$’000	Number	A$’000

At the beginning of reporting period	9,452,415	110,320	8,512,259	96,801
Ordinary shares issued
- July 2011	-	-	18,444	113
- January 2012	-	-	10,168	167
- October 2012	1,417,860	95	-	-
Shares issued on performance right conversion during the year	-	-	116,004	-
Subtotal	10,870,275	110,415	8,656,875	97,801
Shares issued from conversion of convertible notes	-	-	795,540	13,239
At reporting date	10,870,275	110,415	9,452,415	110,320

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

Shares issued in February 2010 and April 2011 did not include a warrant.

The following warrants and options were in existence at reporting date:

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

	2013	2012
Warrants – from share issues	2,995,009	2,995,009
Employee performance rights	1,600	1,600
Total	2,996,609	2,996,609

a.	Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 30.

b.	Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding is considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group’s debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

The convertible notes include the following key covenants:

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

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

(viii)	maintain the capacity to issue sufficient Shares to enable the conversion of all of the outstanding Convertible Notes into Shares in accordance with the Conditions.

(ix)	ensure that in the event of either material asset sales or consolidation or merger or other business combination transactions, that the Noteholders be given at least 5 Business Days notice prior to the event and that the obligation on the notes are assumed by the surviving entity or acquiring entity such that the value of the Notes are not diminished by the event. In any case given such an event the Noteholders can require the surviving or acquiring company to redeem the Outstanding Notes for their Face Value plus any accrued but unpaid interest.

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

2.	Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.	Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

26.	Capital and Leasing Commitments

	2013 A$’000	2012 A$’000
a. Operating Lease Commitments
- not later than 12 months	182	154
- between 12 months and 5 years	982	849
- greater than 5 years	2,074	2,032
	3,238	3,035

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Mission Biotechnologies Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia. The term of the sub-lease is from 1st March 2006 to 30th December 2027. The rental value increases by 10%, commencing 1 January 2007, and subsequently every three years, starting 1 January 2011. Every 3 years, commencing 1st January 2007, the annual rental will be increased by 10%. At the date of this report this lease has been novated to Felda as part of the sale of the 100,000 tpa refinery.

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

Capital Expenditure Commitments

	2013 A$’000	2012 A$’000
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants[19]	2,614	3,483
Other	-	-
	2,614	3,483

27.	Contingent Liabilities and Contingent Assets

A subsidiary within the group has terminated a JV agreement in Indonesia and is in discussion with the JV party to determine an appropriate way forward. This may result in an inflow greater than the value invested, however at this stage it is not possible to quantify this value.

A subsidiary of the company has received various claims for payments from the contractor liable to complete the construction of Missions 250,000 tpa refinery. The subsidiary company disputes these claims and has counter claimed on various matters. In addition the subsidiary company has submitted that all these matters should be heard as part of the arbitration proceedings. These may result in an outflow or inflow of cash resources to the company however it is not possible to quantify this value.

The Group is not aware of any other contingent liabilities or contingent assets as at 30 June 2013.

19 This value is net of late delivery charges and other costsand counter claims the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

28.	Segment Reporting

	Biodiesel Refining (Malaysia)	Corporate (Continuing Operations)	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Consolidated (Continuing and Discontinued Operations)
	2013 A$’000	2013 A$’000	2013 A$’000	2013 A$’000	2013 A$’000
Revenue
Revenue from external customers	159	-	159	361	520
Interest received	8	2	10	-	10
Other revenue	495	7,749	8,244	8	8,252
Total segment revenue	662	7,751	8,413	369	8,782
Changes in Inventory	(357)	-	(357)	-	(357)
Costs of materials	(11)	-	(11)	(87)	(98)
Employee benefits expense	(445)	(1,173)	(1,618)	(128)	(1,746)
Impairment	11,494	-	11,494	(403)	11,091
Depreciation and amortisation	(3)	(4)	(7)	(144)	(151)
Interest expense	(3)	(4,046)	(4,049)	(232)	(4,281)
Other expenses	(1,967)	(1,144)	(3,111)	(92)	(3,203)
Segment result before tax	9,370	1,384	10,754	(717)	10,037

Profit/loss from ordinary activities before income tax			10,754	(717)	10,037
Income tax expense			20	-	20
Net profit			10,774	(717)	10,057

Non-current Segment assets	40	6	46	-	46
Non-current Segment assets – Assets held for sale	12,573	-	12,573	2,000	14,573
Total Segment assets	13,741	4,272	18,013	2,092	20,105
Segment liabilities	1,591	29,186	30,777	1,832	32,609
Acquisitions of property, plant and equipment	17	5	22	-	22

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

	Biodiesel Refining (Malaysia)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Consolidated (Continuing and Discontinued Operations)
	2012 A$’000	2012 A$’000	2012 A$’000	2012 A$’000	2012 A$’000
Primary Reporting — Business Segments
Revenue
Revenue from external customers	27,265	-	27,265	513	27,778
Interest received	60	218	278	11	289
Other revenue	360	10,299	10,659	67	10,726
Total segment revenue	27,685 [20]	10,517	38,202	591	38,793
Changes in Inventory	(4,786)	-	(4,786)	27	(4,759)
Costs of materials	(21,367)	-	(21,367)	(458)	(21,825)
Employee benefit expense	(1,190)	(2,031)	(3,221)	(817)	(4,038)
Impairment – Note 5a	(2,699)	(2,058)	(4,757)	(919)	(5,676)
Depreciation and amortisation	(179)	(80)	(259)	(256)	(515)
Interest expense	(598)	(1,561)	(2,159)	(360)	(2,519)
Other expenses	(1,734)	(3,346)	(5,080)	(563)	(5,643)
Segment result before tax	(4,868)	1,441	(3,427)	(2,755)	(6,182)
Profit/loss from ordinary activities before income tax			(3,427)	(2,755)	(6,182)
Income tax expense			(16)	-	(16)
Net profit/(loss)			(3,443)	(2,755)	(6,198)

20 Sales from the refining business unit are primarily to two customers in 2012 and two customer in 2011.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

	Biodiesel Refining (Malaysia)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Consolidated (Continuing and Discontinued Operations)
	2012 A$’000	2012 A$’000	2012 A$’000	2012 A$’000	2012 A$’000

Non-current segment assets	574	5	579	156	735
Non-current Segment assets – Assets held for sale	-	-	-	2,286	2,286
Total Segment assets	4,319	3,666	7,985	2,718	10,703
Segment liabilities	1,383	31,949	33,332	1,812	35,144
Acquisitions of property, plant and equipment	732	55	787	46	833

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

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

Segments exclude discontinued operations.

Intersegment Transfers

Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments

The Group has three key business segments. The Group’s business segments are located in Malaysia, Indonesia, and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and the downstream palm oil project is located in Indonesia. The Jatropha business segment is located in India along with the Power generation segment and is now classified in Discontinued operations (See note 36).

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

29.	Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit (loss) after Income Tax	2013 A$’000	2012 A$’000	2011 A$’000
Profit / (Loss) after income tax before non-controlling interests	10,774	(3,443)	(17,011)
Loss for the year from discontinued operations	(717)	(2,755)	(4,659)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	7	259	263
Depreciation of plant and equipment – discontinued operations	144	257	299
Amortisation of Convertible Note Costs	-	17	379
Interest accrued	137	-	-
Gain on the settlement/restructure of Convertible Note	(7,748)	(10,300)	(1,734)
Amortisation of Equity portion of Convertible Note	3,394	1,067	2,003
Provision for employee benefits	32	11	20
Impairment of Trade Receivables	-	188	1,930
(Impairment reversal)/Impairment of assets	(12,174)	4,268	3,501
Impairment of inventories	680	303	-
Impairment of receivables, assets and inventories of discontinued operation	404	918	-
Share based payment expense	-	299	3,324
Net cash provided by / (used in) operating activities before change in assets and liabilities	(5,067)	(8,911)	(11,685)

Change in assets and liabilities
- (Increase) decrease in receivables	618	3,954	(6,169)
- (Increase) decrease in inventories	374	4,759	(5,090)
- (Increase) decrease in biological assets	-	-	1,389
- (Increase) decrease in other assets	82	230	(524)
- (Increase) decrease in deferred tax and current tax	25	6	17
- Increase (decrease) in creditors and accruals	(1,031)	(4,691)	5,378
Foreign Currency Adjustments	1,284	(218)	1,595
	1,352	4,040	(3,404)
Cash (used in) operations	(3,715)	(4,871)	(15,089)

Cash flows from discontinued operations (being the Windmill segment) are a net operating cash loss of $0.1 million for the period ended 30 June 2013 ($0.02 million loss for 30 June 2012).

Credit Standby Facilities with Banks and Funding Sources

	2013 A$’000	2012 A$’000
Loan facilities	7,139	1,764
Amount utilised	(3,093)	(1,764)
	4,046	-

Facilities at June 2013 relate term loans for the funding of various items of Property, Plant and Equipment and a working capital facility. The loan terms range from two to six years with interest rates from 16.7% to 20%. These loans do not have an option to extend.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

30.	Interests and Remuneration of Key Management Personnel

	2013 A$000	2012 A$000
Salaries	1,115	1,329
Non-cash benefits	12	18
Post employment benefits	59	66
Share based payments	-	49
Total	1,186	1,462

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2013 (Contd.)

Equity settled Performance rights

	Balance 30/6/2011	New Issue		Exercised	Lapsed	Balance 30/06/2012	New Issue	Exercised	Lapsed	Balance 30/06/2013	Vested and unexercised at 30/06/2013
Director
Nathan Mahalingam	33,334	-		(33,334)	-	-	-	-	-	-	-
Guy Burnett	39,334	-		(33,334)	(6,000)	-	-	-	-	-	-
							-	-	-	-	-
Executives							-	-	-	-	-
James Garton	39,334	-		(33,334)	(6,000)	-	-	-	-	-	-
Senior employees collectively	21,075	20,000	[21]	(16,675)	(22,800)	1,600	-	-	-	1,600	-
Total	133,077	20,000		(116,677)[22]	(34,800)	1,600	-	-	-	-	-

Ordinary shares held by key management personnel

21 Grant date was 1 July 2011, share price and fair value on grant date was $4.90.10,000 of the performance rights vest on 31 December 2012 for service and 10,000 vest on 30 June 2012 if the refining operations are cash flow positive for the 2012 financial year.

22 The weighted average exercise price was $5.47 for performance rights exercised in 2012.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

	Balance 30/6/2011	Exercised pursuant to performance rights	Disposed	Balance 30/06/2012	Exercised pursuant to performance rights	Disposed	Balance 30/06/2013
Dario Amara	2,000	-	-	2,000	-	-	2,000
Nathan Mahalingam	579,622	33,334	-	612,956	-	-	612,956
Guy Burnett	78,667	33,334	-	112,001	-	-	112,001
James Garton	78,717	33,334	-	112,051	-	-	112,051
Samsudeen Ganny	-	10,000	-	10,000	-	-	10,000
Total	739,006	110,002	-	849,008	-	-	849,008

Refer to the Remuneration report for full details on key management personnel remuneration and benefits

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

31.	Related Parties

	2013 A$’000	2012 A$’000
There were no transactions with related parties during the period.

32.	Financial Instruments

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

Fair value of financial instruments

	Carrying amount $,000	Fair Value $,000
Financial assets
Cash and cash equivalents	1,420	1,420
Other Financial Assets	12	12
Receivables (Current)	3,833	3,833
Financial liabilities
Trade and other payables	1,679	1,679
Current loans	27,404	27,404
Non-current loans	1,558	1,558

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

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

Interest rate risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The Group’s main interest rate risk, being cash flow interest rate risk, arises from the windmill loan.

Group sensitivity

At 30 June 2013, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

•	Effect on post tax profit – A$ Nil million lower/higher (2012: A$ Nil million lower/higher)

•	Equity would have been – A$ Nil million lower/higher (2012: A$ Nil million lower/higher)

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

Group sensitivity

At 30 June 2013, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 0.1 million lower/ A$0.2 million higher (2012: A$ 0.1 million lower/ A$0.1 million higher)

Profit and Loss would have been – A$ 0.1 million lower/ A$0.2 million higher (2012: A$ 0.1 million lower/ A$0.1 million higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

Credit risk

Malaysian operations

Credit risk for receivables at 30 June 2013 in the refining operations stemmed from sales to large Malaysian oil companies with an inherent low risk of credit default receivables from the 250,000 tpa refinery EPCC contractor for costs incurred on their behalf.

Indian Operations

With the downsizing of the feedstock operations, all receivables from sale of saplings have been written off. Sales of electricity, which is under a power purchase agreement and the resultant receivable, are to a large Indian State Owned enterprise and hence credit risk is deemed low.

Indonesian operations

The group carries a receivable relating to an investment into an Indonesian palm oil joint venture. This receivable is the minimum amount due to the Group under the joint venture agreement which is with a large state owned entity, and hence the credit risk is deemed low.

Second Biodiesel plant guarantee

The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

The following table sets out the credit quality of financial assets:

	2013 A$’000	2012 A$’000
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+	1,381	676
A-1	-	246
A-2	39	534
	1,420	1,454

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

	2013 A$’000	2012 A$’000
Receivables
Counterparties without external credit rating
Group 1	3,833	3,136
Group 2	-	1,089

Group 1 receivables relate receivables under arbitration, the timing and recoverability being dependant on the outcome of the arbitration proceedings.

Group 2 receivables relate to existing customers (more than 6 months) with no defaults in the past.

Commodity Risk

As there was no inventory held as at 30 June 2013, the Group has no exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2013	2012	2013	2012
	A$’000	A$’000%		%
Financial Assets:
Cash and cash equivalents	1,420	1,456	0.1%	2.5%
Other financial assets	12	581	-	-
Loans and Receivables	3,833	4,225	-	-
	5,265	6,262
Financial Liabilities summarised by contractual maturity:

Current debt
Floating Interest Rate – less than 6 months	838	825	16.5%	18.3%
Floating Interest Rate - 6 to 12 months	838	825	16.5%	18.3%
Fixed Interest Rate – 6 to 12 months	27,404	-	-	-
Non Interest Bearing	-	2,175	-	-
Total Current Debt	29,080	3,825

Non-current debt

Floating Interest Rate (1 to 3 Years)	-	114	20.0%	3.4%
Floating Interest Rate (4 to 5 Years)	-	-
Fixed Interest Rate (1 to 3 Years)	1,558	31,101	20.0%	4.0%
Fixed Interest Rate (4 to 5 Years)	-	-
Total Non-Current Debt	1,558	31,215

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.Working capital requirements are met through drawdowns of the US$5 million facility.

33.	Parent entity information

	2013	2012
Information relating to Mission NewEnergy Limited:	A$’000	A$’000
Current assets	16,832	887
Total assets	16,839	892
Current liabilities	(27,629)	(848)
Total liabilities	(29,187)	(31,948)
Net asset (deficit)/surplus	(12,348)	(31,057)
Issued capital	110,311	110,215
Opening Retained loss	(151,985)	(141,191)
Share based payments reserve	4,907	4,907
Convertible notes reserve	8,481	2,645
Total shareholders’ equity	(12,348)	(31,057)
Profit / (Loss) of the parent entity	15,937	(7,633)
Total comprehensive income of the parent entity	15,937	(7,633)

Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries *	2,858	3,483

Details of any contingent liabilities of the parent entity	-	-

Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

* The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

The Parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2013.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

34.	Events occurring after the reporting period

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

The majority of the conditions precedent to complete the sale of the 100,000 tpa refinery were completed at the date of this report and hence the Company has reflected a reversal of previous asset impairment to the value of the sale, being A$12.2 million.

35.	Non-controlling Interests

	2013 A$’000	2012 A$’000	2011 A$’000
Issued Capital	70	70	-
Reserves	-	-	-
Retained profit / (loss) per annum	(14)	68	-
Retained profit / (loss)	54	68	-

The non-controlling interest has a 15% (2012: 15%) equity holding in Oleovest PL.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

36.	Non-current assets held for sale and discontinued operations

The Board has previously resolved to sell non-core assets in India being the windmill power generation operation in India and the office complex. In addition, during the current financial year, the Group completed the restructure of the Indian Jatropha operations and the operations have been significantly downsized. Accordingly these assets have been classified as non-current assets held for sale and the operations as discontinued operations.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations – Power generation and Jatropha segment	2013 A$’000	2012 A$’000	2011 A$’000

Revenue	369	592	1,430

Cost of materials	(87)	(431)	(636)

Depreciation	(144)	(257)	(299)

Impairment – non-current assets	(350)	-	(298)

Impairment – current assets	(53)	(919)	(1,930)

Other expenses	(220)	(1,380)	(2,503)

Finance Costs	(232)	(360)	(423)

Net loss from discontinued operations attributable to members of the parent	(717)	(2,755)	(4,659)

Non-current assets classified as held for sale
- Property, Plant and Equipment – power generation assets	1,566	1,869
- Property, Plant and Equipment – jatropha assets	434	417
- Property, Plant and Equipment – refining assets	12,573	-
	14,573	2,286
Liabilities classified as held for sale
- Financial liabilities – power generation and jatropha segment	1,676	1,567
- Other liabilities – power generation and jatropha segment	156	245
	1,832	1,812

The assets in this disposal group are actively being marketed for sale and are expected to be sold within the forthcoming twelve months.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

37.	Differences from preliminary final report

In accordance with ASX Listing Rule 4.5A, set out below are certain differences between information contained in the Appendix 4E lodged with the ASX and this financial report.

At the time of lodging the Preliminary Final Report, the Australian Accounting Standards Board accounting standard AASB 110, Events after Reporting Period, had not been applied when assessing the disclosure of impairment reversal of assets.

As disclosed in the Appendix 4E, the conditions precedent to concluding the sale of the 100,000 tpa refinery announced in April 2013 were yet to be completed. Had the conditions precedent been completed, the Group would have shown a reversal of impairment of Property, Plant and Equipment.

As of the date of this report the Board has determined that despite the conditions precedent not being fully completed, it is probable that the sale will conclude and have hence have reflected the impairment reversal.

As a result of this, the following differences between the Preliminary Final Report and this Financial Report have arisen.

The Profit after Income Tax attributable to members of the parent entity has increased from a loss of $2,177,000 to a profit of $10,057,000. This is primarily due to the reversal of impairment of refinery assets to a value of A$12.2 million in the Consolidated Group Statement of Profit and Loss. In the Consolidated Group Balance sheets, the Non-current assets held for sale of $2,000,000 has been increased to $14,573,000.

Earnings per share have increase from a loss per share of $0.21 to an earnings per share of $0.96 cents.

Total Assets have increased from $7,532,000 to $20,105,000. Net Assets Deficit has decreased from $25,077,000 to $12,504,000.

Mission New Energy Limited and Controlled Entities (ABN 63 117 065 719)

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

