Form 20-F
period 2015-06-30
Mission NewEnergy Ltd
filed 2015-11-12
CIK 1463471

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2015

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

Unit B9, 431 Roberts Rd,

Subiaco, Western Australia 6008, Australia

(Address of principal executive offices)

Guy Burnett

Chief Financial Officer and Company Secretary

+61 8 6313 3975; guy@missionnewenergy.com

Unit B9, 431 Roberts Rd,

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2015: 40,870,275 Ordinary Shares

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

☐ Yes      ☒ No

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

Conventions that apply to this Annual Report

Unless otherwise indicated or the context clearly implies otherwise, references to “we,” “us,” “our,”, “Mission NewEnergy”, “Mission”, “the Group” and “the Company” are to Mission NewEnergy Limited, an Australian corporation, and its subsidiaries. In this annual report “shares” or “ordinary shares” refers to our ordinary shares.

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

The following table sets out relevant conversion measures for Mission NewEnergy’s business:

1 Tonne   =   2,204.6226 Pounds biodiesel

1 Tonne   =   1.1023 Tons (short) biodiesel

1 Tonne   =   298 Gallons biodiesel

1 Tonne   =   7.4 Barrels biodiesel

1 Barrel    =   42 Gallons biodiesel

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2013, 2014 and 2015 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. References to a year other than a “fiscal” year are to the calendar year ended December 31. References to “our refinery,” “the refinery”, “our business” and “the joint venture company” refer to a 20% shareholding held by our wholly owned subsidiary M2 Capital Sdn Bhd in a Malaysian Joint Venture Company, named FGV Green Energy Sdn Bhd, which owns a 250,000 tpa biodiesel refinery which is currently undergoing a technology change retrofit to produce biodiesel from lower cost feedstock.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our beliefs regarding the design, technology, operation and maintenance of our associates’ refinery;

•	our beliefs regarding increased demand for our associates’ refined product;

•	our associates’ ability to procure a sufficient supply of raw materials, in particular, suitable and cost competitive feedstocks;

•	our beliefs regarding the competitiveness of our associates’ products;

•	our beliefs regarding the advantages of our business model;

•	our expectations related to our ongoing restructure;

•	our expectations regarding the scaling and expansion or reduction of our associates’ production capacity;

•	our expectations regarding our associates’ ability to procure customers and expand them;

•	our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our associates’ production volumes;

•	our beliefs regarding our and our associates’ ability to successfully implement strategies;

•	our beliefs regarding our and our associates’ abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;

•	our future business development, results of operations and financial condition;

•	the effects of weather;

•	government regulatory and industry certification, approval and acceptance of our associates’ product and its derivatives; and

•	government policymaking and incentives relating to renewable fuels.

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

The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2015, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2015, 2014 and 2013 and the balance sheet data as at June 30, 2015 and 2014 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2012 and 2011 and the balance sheet data as at June 30, 2013, 2012, and 2011 have been derived from our audited financial statements that are not included in this annual report.

	2015 US$(1)	2015 A$	2014 A$	2013 A$	2012 A$	2011 A$
	(in thousands, except share and per share data)

Income Statement data:
Total sales revenue	-	-	-	169	27,543	13,629
Total other income	6,082	7,271	9,684	8,244	10,659	1,890
Cost of sales	-	-	-	(368)	(26,153)	(13,352)
Employee benefits expense	(1,317)	(1,574)	(1,377)	(1,618)	(3,221)	(6,349)
Other income/ (expenses)	260	311	(4,053)	8,375	(9,012)	(7,965)
Finance costs	(1,518)	(1,815)	(4,863)	(4,048)	(3,243)	(4,865)
Profit/(loss) from operations before income tax	3,507	4,193	(609)	10,754	(3,427)	(17,012)
Income tax (expense)/ benefit	(4)	(6)	-	20	(16)	1
Profit/(loss) from continuing operations	3,503	4,187	(609)	10,774	(3,443)	(17,011)
Share of net profit of associate accounted for using the equity method	31	37	-	-	-	-
Profit/(loss) for the year from discontinued operations	20,187	24,133	(485)	(717)	(2,755)	(4,659)
Net Profit / (loss)	23,721	28,357	(1,094)	10,057	(6,198)	(21,670)
Profit/(loss) attributable to non-controlling interests	-	-	17	(14)	68	-
Profit/(loss) attributable to members of the parent	23,721	28,357	(1,077)	10,043	(6,130)	(21,670)
Basic and diluted earnings / (loss) per share (2)	0.76	0.91	(0.08)	0.96	(0.69)	(3.50)
Weighted average ordinary number of shares outstanding (3)	31,253,837	31,253,837	13,377,124	10,481,820	8,919,299	6,199,265
Balance Sheet data:
Total current assets	6,819	8,851	4,002	5,486	7,682	29,236
Total assets	9,723	12,621	4,049	20,105	10,703	36,598
Total current liabilities	4,508	5,852	276	31,051	3,929	22,059
Total non-current liabilities	-	-	15,125	1,558	31,215	44,287
Total liabilities	4,508	5,852	15,400	32,609	35,144	66,346
Retained earnings/ (accumulated losses)	4,134	5,366	(141,618)	(136,188)	(140,377)	(135,720)
Total equity	5,216	6,770	(11,351)	(12,504)	(24,441)	(29,748)
Other financial data:
Dividends per share	—	—	—	—	—	—

(1)	The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2015, which exchange rate was A$1.00 = US$0.7704. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2014 to June 30, 2015 which was A$1.00 = US$0.8365. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(2)	Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss or net profit for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period, after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

(3)	The weighted average number of ordinary shares outstanding is shown after giving effect to the 50-1 share consolidation that was effected on April 4, 2011.

Exchange Rate Information

The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States.

For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 30, 2015, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.7704. On September 25, 2015, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = U.S $ 0.7014.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At Period End	Average Rate (1)	High	Low
Fiscal year ended June 30,
2011	1.0732	0.9905	1.0970	0.8380
2012	1.0236	1.0323	1.1026	0.9453
2013	0.9165	1.0272	1.0591	0.9165
2014	0.9427	0.9186	0.9705	0.8715
2015	0.7704	0.8365	0.9488	0.7566
Month ended
April 30, 2015	0.7867	0.7740	0.8065	0.7566
May 31, 2015	0.7659	0.7891	0.8118	0.7631
June 30, 2015	0.7704	0.7715	0.7831	0.7613
July 31, 2015	0.7332	0.7407	0.7664	0.7278
August 31, 2015	0.7129	0.7305	0.7419	0.7087
September 30, 2015	0.7020	0.7059	0.7222	0.6917
October 31, 2015	0.7133	0.7200	0.7328	0.7025
November 30, 2015 (through November 6, 2015	0.7034	0.7128	0.7173	0.7034

(1) (For the fiscal years, determined by averaging noon buying rates on the last day of each full month during the fiscal year.)

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Set forth below are certain risks that we believe are applicable to our business. You should carefully consider the risks described below and the other information in this annual report, including our consolidated financial statements and related notes included elsewhere in this annual report, before you decide to buy, sell or hold our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be materially harmed. Additional risks not presently known to us, or risks that do not seem significant today, may also impair our business operations in the future.

Risks Related to Our Business

We may not be able to continue as a going concern.

Although we incurred an operating profit for the year ended June 30, 2015 of A$28.3 million (2014: A$1.1 million loss), we have a history of net losses and there is a substantial doubt about our ability to continue as a going concern.. The current year’s profit is primarily as a result of a reversal of a previous impairment of a refinery to a value of A$27.6 million upon the sale of our 250,000 tpa refinery. Net cash generated by operating activities was A$0.39 million (2014: A$2.9 million used in operating activities). At balance date, the current assets less current liabilities were A$3.0 million (2014: A$3.7million) and the net assets were A$6.8 million (2014: A$11.4 million deficit). The previous year asset deficiency is primarily due to the previous impairment of our refinery assets and the convertible note that was due and payable in December 2018, which was paid off with proceeds from the sale of the refinery.

At June 30, 2015, the Company has current liabilities of A$5.8 million, primarily stemming from a provision for a legal settlement at period end. This liability is specifically supported by other assets of A$5.6 million.

The Directors consider that there are reasonable grounds to expect that the Group will have sufficient financial resources at June 30, 2015 to be able to meet its commitments for the next twelve months, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realize its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. This assessment is based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at June 30, 2015. However, should the Group and its associate FGV Green Energy not be successful in its business strategy, there is material uncertainty whether the Group will be able to continue as a going concern.

If we are unable to generate sufficient earnings to offset the costs from our primary business, our business and financial condition will suffer a significant adverse effect.

Earnings (in the form of dividends) from our investment into FGV Green Energy, a refinery joint venture company, may not exceed our expenses and thus there is substantial risk that we will not be able to generate enough revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.

We may not be able recover any funds from intercompany loans.

The parent company in our corporate structure advances funds to subsidiaries to fund working capital requirements. The company’s subsidiaries may not be able to repay or service these intercompany loans, which would have a significant adverse effect on our business and financial condition.

We may not be able to generate sufficient cash or raise further cash through debt or equity means to fund new business strategies.

Our ability to enter into new business opportunities is limited by our existing cash levels and/or our ability to raise further funding through debt or equity. If we are unable to enter into a new business based on our existing capital or if we are unable to raise further debt or equity to enable us to enter into a new business, we may suffer a significant adverse effect on our business and financial condition.

If the refinery of FGV Green Energy, does not meet prescribed international biofuels legislative requirements, including the EPA requirements under Renewable Fuels Standard (“RFS”), fuels produced from palm oil may not be eligible for the subsidies which make it economically feasible to sell biodiesel internationally, including into the United States, which would limit the market opportunity and would negatively impact our financial viability.

Under the International Biofuels legislation, including the USA National Renewable Fuel Standard, palm based (or palm based waste products) biodiesel may not qualify as an approved biodiesel and be eligible for economic subsidies or biofuel related benefits, including the USA EPA’s EPA RINs. A RIN is a numeric code that is generated by the producer or importer of renewable fuel representing gallons of renewable fuel produced/imported and assigned to batches of renewable fuel that are transferred or sold to others. RINs are then turned into the EPA each year by petroleum refiners to prove that they have blended the required amount of renewable fuel under RFS. Therefore, biodiesel that does not generate a RIN may have a very limited market in the U.S. If the refinery of FGV Green Energy, in which we hold a 20% stake, is not able to meet these requirements, our earnings from our investment in FGV Green Energy will be reduced and we may suffer a significant adverse effect on our business, financial performance and financial condition and could cease operations.

The refinery, in which we hold a 20% stake, may not be compliant under the European Renewable Energy Directive, and, if so, our ability to sell palm-based biodiesel into the European Union will be significantly constrained and the results of our operations will be adversely impacted.

Under the Renewable Energy Directive, the entire pathway for palm based biodiesel including the suppliers of raw materials and the production pathway must be certified. Failure for the production facility to meet such certification or failure by the suppliers of palm oil based feedstock to satisfy the Renewable Energy Directive could affect the refinery’s ability to sell palm-based biodiesel into the European Union. The European Union has been and remains a key market for the refinery. Any limitation on the refinery’s ability to sell biodiesel into the European Union could reduce our earnings from our investment in FGV Green Energy and have a significant adverse effect on our business, financial performance and financial condition and could cause us to cease operations.

The design and technology of the refinery may be unable to meet future biodiesel specifications and further capital expenditures may be required.

The specifications for biodiesel are continually evolving and are subject to further change. Further capital expenditures may be required by FGV Green Energy to ensure that the refinery meets new specifications. There is also no assurance that the equipment and technology used in capital improvements will achieve performance specifications. The failure of utilized equipment and technology in this regard may adversely affect the refinery, and as a result reduce our earnings. In particular, the joint venture company, in which we own a 20% interest, is retrofitting the refinery with technology to be able to utilize alternative feedstocks to produce biodiesel. If this technology does not work as designed, this may reduce our earnings from FGV Green Energy and adversely affect our financial performance and financial position.

If the joint venture company refinery is unable to be retrofitted as planned it may not be able to produce biodiesel.

The refinery owned by the joint venture company requires a significant technology retrofit, which if not successful may result in the inability to produce biodiesel and related products as anticipated. The inability to produce products would significantly reduce our earnings and adversely affect our financial performance and financial position.

If the joint venture company refinery is unable to raise debt or equity funding to complete the retrofit, it would be unable to complete the project.

The refinery owned by the joint venture company requires a significant amount of capital to complete the technology retrofit, which if it is unable to fund may result in the inability to complete the project as anticipated. The inability to complete the project would significantly adversely affect our financial performance and financial position.

The operation and maintenance of the refinery involves significant risks that could result in disruptions in production or reduced output.

The operations of the refinery are exposed to significant risks, including:

•	failure of equipment or processes;
•	operator or maintenance errors;
•	labor disruptions;
•	extended and unscheduled interruptions to production;
•	accidents; and
•	damage to equipment and disaster whether arising from the actions or omissions by the joint venture’s employees or from external factors.

There are operational hazards inherent in chemical manufacturing industries, such as fires, explosions, abnormal pressures, blowouts, pipeline ruptures, and transportation accidents. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage, and may result in suspension or termination of operations and the imposition of civil or criminal penalties. In addition, insurance may not be adequate to fully cover the potential operation hazards described above, and the joint venture company may not be able to renew its insurance on commercially reasonable terms or at all. See “Item 3.D — Key Information — Risk Factors — The joint venture company and/or our insurance coverage may not be sufficient to cover our liability risks.”

We have a 20% interest in the refinery and hence we may have limited control over the financial and operating policies of the joint venture company.

Our limited shareholding and representation on the Board of the joint venture company may limit our ability to influence the financial and operating procedures of the company which may limit our ability to generate a positive return for the Group.

If the joint venture company is unable to generate profitable sales, this will significantly reduce its ability to pay dividends, which may harm our results of operations.

In 2015, our biofuel revenue was NIL due to the shut-down of the refining operations in previous financial years. In February 2015, we concluded the sale of our 250,000 tpa refinery to the joint venture company, in which we hold a 20% interest. We did not receive any dividends from our investment into the joint venture company which purchased our refinery in 2015. The historic revenue contracts have since expired, and we cannot assure you that the joint venture company will be able to source new customers and establish and maintain long-term relationships with such customers. If the joint venture company is unable to source new customers, we may not be issued any earnings dividend and our results of operations could be adversely affected.

If the joint venture company cannot find suitably qualified personnel to run the refinery, they may be unable to enter into sales contracts which may result in lost revenues and incurred costs.

The operation of the refinery requires suitably qualified personnel. With the current status of the refinery being retrofitted with new technology, the majority of personnel have been retrenched. The ability to restart the refinery may be affected by an inability to employ suitably trained staff by the joint venture company.

If the joint venture company cannot get the refinery to run successfully after being retrofitted with new technology, they may be unable to enter into sales contracts which may result in lost revenues and incurred costs.

With the refinery currently being retrofitted with new technology, such non-operation may result in significant costly technical and mechanical delays if the decision were made to restart production.

An increase in cost or an interruption in the supply of feedstock to the refinery may inhibit production and adversely affect our financial performance.

The operation of the refinery is dependent on the ability of the joint venture company to procure substantial quantities of suitable quality feedstock.

At this time, the refining operation is being retrofitted with new technology. However, should the refinery return to operations, the failure to procure a sufficient supply of raw materials satisfying quality, quantity and cost requirements in a timely manner could impair its ability to produce product or could increase costs. Any interruption to the supply of suitable quality feedstock may result in disruptions in production or reduced output, which may materially and adversely affect the joint venture company’s financial performance, which may be unable to issue us dividends.

Additionally, the joint venture company’s financial results are substantially dependent on the prices of feedstock. A substantial increase in feedstock price relative to the value of the end saleable products would adversely affect financial performance. Although the joint venture company may attempt to offset the effects of fluctuations in prices by entering into arrangements with its customers on a feedstock price plus contract basis through which a predetermined margin over the price of the feedstock is received, or by engaging in transactions that involve exchange-traded futures contracts (or other contractual arrangements securing future commodity prices), the amount and duration of these hedging and risk mitigation activities may vary substantially over time. These activities also involve substantial risks.

We have experienced, and the joint venture company may in the future experience, volatile capacity utilization which may adversely affect the results of operations of the joint venture company.

The joint venture company remains reliant on palm oil and associated by products as a feedstock. If the price of these products is greater than the value of biodiesel, the joint venture company may not be able to profitably sell biodiesel into the immediate cash payment and delivery market. Its ability to supply biodiesel profitably is based on having positive margins where the input costs are lower than the value of refined product. The joint venture company is unable to influence the price of input raw materials or the price of biodiesel. Resultantly, the joint venture company’s biodiesel profitability is reliant on the existence of a positive spread between these two commodities. As the joint venture company can only operate when a positive operating margin exists, it has and expects to continue to have in the future erratic capacity utilization, which may adversely affect its results of operations and its ability to distribute earnings to us.

We have suffered, and the joint venture company may continue to suffer, low capacity utilization if the joint venture company is unable to secure term contracts.

Given the volatility of profit margins on biodiesel production due to fluctuations in commodity pricing for palm oil and associated products and the value of the finished product, we did not historically produce biodiesel unless we had a committed contract customer willing to accept pricing based on our cost of purchasing feedstock and earning a positive margin from refining. The refinery is currently being retrofitted with new technology, and the joint venture company currently has no customers and no visibility on its ability to attract customers.

We have suffered, and the joint venture company may continue to suffer, low capacity utilization if the joint venture company is unable to secure material volumes of biodiesel sales under the Malaysian Biodiesel mandate.

After numerous years discussing the possible implementation of a biodiesel blending mandate in Malaysia, the Malaysian Government introduced a scheme to mandate a biodiesel blend into commercial diesel sales in some areas of Malaysia. This scheme may grow or reduce depending on Government support. In addition, the scheme was for a lower volume than previously communicated to Malaysian Biodiesel producers. Accordingly in the past we secured relatively low volumes of biodiesel sales under this scheme. Due to insufficient and unprofitable sales volumes under this mandate, we terminated the arrangements to supply biodiesel. If the scheme is not extended, or cancelled altogether, or commercially viable quantities are not secured by the joint venture company, this may adversely affect results of operations. The joint venture company currently has no biodiesel sales contracts in Malaysia and has no visibility towards further sales in Malaysia.

The joint venture company may be unable to perform under an offtake agreement.

The joint venture company may not be able to perform under any new offtake agreements, given that its refinery is currently being retrofitted with new technology. Additionally, any changes in legislation in the local jurisdiction of the off-taker may prohibit such sales, including into the United States.

The joint venture company’s inability to meet margin calls on hedged positions would adversely affect its financial condition.

To maximize and protect the profitability of the offtake agreement, the joint venture company may enter into hedging positions to protect against commodity risk. Upon entering the hedging positions and the inherent volatility in the commodity markets, itwill likely be required to make margin call payments from time to time. Inability to meet such margin calls would adversely affect the financial condition and financial performance of the joint venture company.

The joint venture company may suffer losses due to sales of competing products that infringe on its intellectual property.

The joint venture company will rely on a combination of patents, trademarks, domain names and contractual rights to protect its intellectual property. It cannot be assured that the measures taken to protect the intellectual property rights will be sufficient to prevent any misappropriation of the intellectual property, or that competitors will not independently develop alternative technologies that are equivalent or superior to technologies based on the intellectual property. In the event that the steps taken and the protection afforded by law do not adequately safeguard the proprietary technology, the joint venture company could suffer losses due to the sales of competing products that exploit the intellectual property, and the joint venture company’s profitability would be adversely affected, which would in turn adversely affect our return on investment.

If the joint venture company is subject to claims of infringement of the intellectual property of others, the defense of these claims could drain resources and any adverse determination could adversely impact or halt biodiesel production.

The retrofit and operation of the biodiesel refinery include contracts for the supply of proprietary systems, over which such suppliers have intellectual property that they have licensed to the joint venture company. This intellectual property includes the operating procedures and technical schematics of the retrofit to the biodiesel refinery, which are required to operate and maintain the plants. The unauthorized use or the infringement by the joint venture company of another person’s intellectual property right may adversely affect its financial performance and in turn our financial performance.

To the best of our knowledge, the patented refining process does not infringe on any third party’s intellectual property rights. However, intellectual property rights are complex and there exists the risk that the process may infringe, or be alleged to infringe, another party’s intellectual property rights.

The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of the joint venture company’s technical and management personnel. An adverse determination in any such litigation or proceedings to which the joint venture company may become a party could subject it to significant liability to third parties, require the joint venture company to seek licenses from third parties, to pay ongoing royalties, or to redesign products or manufacturing processes or subject the joint venture company to injunctions prohibiting the manufacture and sale of products or the use of technologies.

Any inability to obtain and maintain all the required licenses and permits related to the joint venture company’s business and the resulting increased compliance costs may adversely affect financial performance.

The joint venture company is required to hold or obtain a number of licenses and permits, including environmental and those related to materials handling, in various jurisdictions in order to implement and operate the business. We have no reason to believe that the licenses will not be renewed, although renewal is not assured.

The joint venture company is subject to environmental regulations, the compliance with which imposes substantial costs on the joint venture company and the violation of which could result in penalties and other liabilities.

Laws dealing with protection of the environment provide for penalties and other liabilities for the violation of such laws and establish, in certain circumstances, obligations to remediate facilities and locations where operations are conducted. The joint venture company will incur substantial costs in the future as part of continued efforts to comply with these environmental laws and to avoid violations of them.

The joint venture company may experience a significant chemical or biodiesel spill at the refinery. If any of these events occur or if the joint venture company otherwise fails to comply with the applicable environmental or other regulations, the joint venture company could be subject to significant monetary damages and fines or suspensions of our operations, and the business reputation and profitability could be adversely affected.

Any amendments to the environmental laws could impose substantial pollution control measures that could require the joint venture company to make significant expenditures to modify production process or change the design of the products to limit actual or potential impact to the environment. Moreover, new laws, new interpretations of existing laws, increased governmental enforcement of environmental laws or other developments could require the joint venture company to make significant additional expenditures, which may adversely affect the business, results of operations and financial condition.

The joint venture company and/or our insurance coverage may not be sufficient to cover our liability risks.

The joint venture company and/or our insurance arrangements may not adequately protect against liability for all losses, including but not limited to environmental losses, property damage, public liability or losses arising from business interruption and product liability risk. Additionally, the existing insurance arrangements may have lapsed and/or be unable to be renewed on commercially reasonable terms or at all. Should sufficient insurance coverage be unable to be maintained in the future or experience losses in excess of the scope of the insurance coverage, the joint venture company and/or our financial performance could be adversely affected.

Changes in government policy could adversely affect the joint venture company’s business.

The refinery and its feedstock are located in Malaysia, and possible biodiesel sales may be in the United States, Malaysia and Europe. In addition, the equipment for the plant is imported from, and the products are sold in various other countries. There is a risk that actions of a government in any of these countries may adversely affect the joint venture company’s ability to implement and operate its business.

Government action or policy change in relation to access to lands and infrastructure, import and export regulations, environmental regulations, taxation, royalties and subsidies could adversely affect the operations and financial performance of the joint venture company. Generally, however, a policy change in any of the jurisdictions in which the joint venture company operates, or intends to operate, may inhibit its ability or the financial viability of its operations to export feedstock oil or the refined products that is marketed. This, in turn, could adversely affect operations and financial performance.

The joint venture company and our financial performance may be adversely affected by fluctuations in exchange rates.

The joint venture company’s revenues and expenditures are potentially denominated in a number of currencies, including U.S. dollars, Euros, Australian dollars, Indonesian rupiah, and Malaysian Ringgit. In addition our future earnings, which may be in the form of dividends, are likely to be earned in Malaysian Ringgit, and we hold cash in U.S. dollars to fund operations. Historically, we have experienced losses due to un-hedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have no foreign currency hedging arrangements in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

We may be unable to recover our investment in our Malaysian biodiesel project.

When we sold our refinery during this financial year, we retained a 20% shareholding in FGV Green Energy that purchased the refinery through a cash injection into that entity. If that entity, which will own and operate the refinery, is not profitable in the future, we may not be able to recover the amount invested. This, in turn, could adversely affect our operations and financial performance.

We may be unable to retain our investment in our Malaysian biodiesel project.

The Malaysian biodiesel project joint venture agreement allows for capital calls from shareholders where additional funds are required by the joint venture company. The investment we hold in the Malaysian biodiesel project may require us to inject further capital funds into the project. If we have insufficient funds to meet such a capital call, our shareholding may be diluted. This, in turn, could adversely affect our operations and financial performance.

Risks Related to Our Strategy

The joint venture company may not be able to restart refining operations.

The refining operations are currently being retrofitted with new technology. Should profitable opportunities present themselves there can be no assurance that the joint venture company would be able to restart refining operations. Further the joint venture company can make no assurances as to its ability or cost thereof to attract necessary staff, obtain working capital lines and re-commission the equipment.

The joint venture company may be unable to sell its assets for fair market value or sell them at all.

If the joint venture company sells its assets, it may not be able to realize its original investment and as such upon the sale of its assets can provide no assurance as to the realization of proceeds for us or our shareholders.

We may be unable to continue our business in renewable energy or any other industry.

If the joint venture company sells all its assets, it may not be able to find suitable projects to continue business in the renewable energy sector. If this is the case, we may require shareholder approval to change our strategic direction, may not qualify for ASX listing and may not have sufficient capital beyond settling our obligations to launch any new business activities.

The joint venture company’s future growth will depend on its ability to establish and maintain strategic relationships with distributors and feedstock suppliers.

The joint venture company’s future growth depends on its ability to establish and maintain relationships with third parties, including distributors and feedstock suppliers. It may not be able to establish strategic relationships with third parties on satisfactory terms or at all, and any arrangements that are entered into may not result in the type of collaborative relationship with the third party that is expected. Further, these third parties may not place sufficient importance on their relationship with the joint venture company and may not perform their obligations as agreed. Any failure to develop and maintain satisfactory relationships with distributors and feedstock suppliers would have a material adverse effect on the business.

We currently are not generating revenue or earnings from operations and thus we may be unable to fund our operational and capital requirements and we may be unable to obtain adequate financing on favorable terms to meet these needs.

We currently expect that our cash resources will be used to fund operating losses and capital expenditures. Should we become operational, we may also require substantial working capital. We cannot assure you that we will be successful in generating sufficient revenue and we may require financing to meet our needs.

Our ability to access equity and debt capital and trade financing on favorable terms may be limited by factors such as:

•	general economic and market conditions;
•	conditions in energy markets;
•	credit availability from banks or other lenders for us and our industry peers;
•	investor confidence in the industry;
•	the operation of the refinery;
•	our financial performance; and
•	our levels of indebtedness.

Our ability to access equity capital is limited without shareholder approval and we may be unable to obtain the required shareholder approval to obtain financing in future equity offerings.

Our ability to access equity capital is also limited by ASX Listing Rule 7.1, which provides that a company must not, subject to specified exceptions (including approval by shareholders), issue or agree to issue during any 12-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 25% of the number of securities in the same class on issue at the commencement of that 12-month period. Our ability to issue shares in certain subsequent offerings will be restricted by this 25% annual placement capacity to the extent that we are unable to obtain shareholder approval of the additional offerings.

Risks Related to Our Industry

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of the joint venture company’s biodiesel.

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of inputs, such as palm oil (or other) feedstock, is greater than the price of biodiesel in the market, the joint venture company will be unable to make profitable sales and production would likely be halted. We did not operate the refinery in fiscal years 2015, 2014 and 2013 due to shut down of the refinery. We only operated the refinery for the six months in fiscal 2012 and nine months in fiscal 2011 due to negative spreads that existed between the potential sales price of biodiesel and the input costs to produce the biodiesel. Since selling the refinery to the joint venture company earlier this year, the refinery has remained shut down. Declines in the pricing of biodiesel relative to the cost of the inputs for production may cause the joint venture company to continue the halt in production in the future, which may materially and adversely affect the joint venture company’s performance.

The biodiesel industry is a new industry and its continued development is subject to a number of risks and obstacles.

The joint venture company’s primary product is biodiesel. The global biodiesel industry is still developing as compared to petroleum-based fuels. Biodiesel has experienced significant fluctuations in growth during that last few years and demand for biodiesel as the primary product may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry, as a whole, also face a number of obstacles and drawbacks, including:

•	gelling at lower temperatures than petroleum diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;
•	potential water contamination that can complicate handling and long-term storage;
•	reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommendations against the use of biodiesel or high percentage biodiesel blends;
•	potentially reduced fuel economy due to the lower energy content of biodiesel as compared with petroleum diesel;

•	development of alternative fuels and energy sources may reduce the demand for biodiesel; and
•	potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities.

Delayed market acceptance of the products may adversely affect pricing and profitability. The lack of infrastructure to store, ship and distribute the products may also increase logistical costs and diminish profitability for the joint venture company.

The joint venture company may be subjected to new or amended standards for biodiesel from time to time and required to modify our production process or procure alternate or additional feedstock.

New standards may be introduced and existing standards may be amended or repealed from time to time. The production of biodiesel that meets stringent quality standards is complex. Concerns about fuel quality may impact the ability to successfully market and sell biodiesel. If the joint venture company is unable to produce biodiesel that meets the industry quality standard, its credibility and the market acceptance and sales of its biodiesel could be negatively affected. In addition, actual or perceived problems with quality control in the industry generally may lead to a lack of consumer confidence in biodiesel. This could result in a decrease in demand or mandates for biodiesel, with a resulting decrease in revenue for the joint venture company.

A change to the quality standards for biodiesel in any market in which the joint venture company sells biodiesel may require it to modify its production process or procure alternate or additional feedstock, which may affect the joint venture company’s revenue and expenditure and adversely affect its results of operations.

The joint venture company faces significant competition from existing and new competitors, as well as competing technologies and other clean energy sources.

The primary product is a substitute for mineral diesel and a global commodity and as such is highly cost competitive. There are already many global producers of biodiesel with which the joint venture company will compete. While these existing competitors are limited by installed refining capacity, it is expected that there may be further new entrants into the market if economic opportunities present themselves thereby increasing competition. In addition to existing and new direct competitors, as a relatively new industry with distribution channels still in the development stage, market forces may limit the joint venture company’s access to end markets or make costs of delivering product to end-users uncompetitive. Future financial performance and earnings growth of the joint venture company may be adversely affected if either of the above occurs.

In addition, new technologies may be developed or implemented for alternative energy sources and products that use such energy sources. Advances in the development of fuels other than biodiesel, or the development of products that use energy sources other than diesel, such as gasoline hybrid vehicles and plug-in electric vehicles, could significantly reduce demand for biodiesel and thus affect the joint venture company’s sales. Biodiesel also faces competition from fuel additives that help petroleum diesel burn cleaner and therefore reduce the comparative environmental benefits of biodiesel in relation to petroleum diesel.

Other clean energy sources such as liquefied petroleum gas, hydrogen and electricity from clean sources may be more cost-effective to produce, store, distribute or use, more environmentally friendly, or otherwise more successfully developed for commercial production than the joint venture company’s products. These other energy sources may also receive greater government support than these products in the form of subsidies, incentives or minimum use requirements. As a result, demand for the products may decline and the business model may no longer be viable and results of operations and financial condition of the joint venture company may be materially adversely affected. The introduction, increase in the availability or reduction in costs of alternative energy sources may materially and adversely affect the demand for products and financial performance.

Any increase in competition arising from an increase in the number or size of competitors or from competing technologies or other clean energy sources may result in price reductions, reduced gross profit margins, loss of market share and departure of key management, any of which could adversely affect the joint venture company’s financial condition and profitability.

Risks Related to Our Ordinary Shares

Unless an active trading market develops for our securities, you may not be able to sell your ordinary shares.

Our ordinary shares were delisted from trading on The NASDAQ Global Market effective July 9, 2012 and currently trade on the OTC Markets Pink Sheets under the symbol “MNELF” and on the Australian Stock Exchange, or ASX, under the symbol “MBT.” Although we are a reporting company, currently there is only a limited trading market for our ordinary shares and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our ordinary shares, and you may be unable to sell your ordinary shares or any attempted sale of such ordinary shares may have the effect of lowering the market price, and therefore, your investment could be a partial or complete loss.

As a foreign private issuer, we follow certain home country corporate governance practices which may afford less protection to holders of our ordinary shares.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices. As a company incorporated in Australia and listed on the ASX, we expect to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. The corporate governance practice and requirements in Australia do not require us as to have a majority of our board of directors to be independent, do not require us to establish a nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present. Such Australian home country practices may afford less protection to holders of our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We may to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2016. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Investors may be unable to enforce your legal rights against us.

We are incorporated in Australia. Substantially all of our assets are located outside of the United States. It may be difficult for investors to enforce, outside of the United States, judgments against us that are obtained in the United States in any such actions, including actions predicated on civil liability provisions of securities laws of the United States. In addition, all of our directors and officers are nationals or residents of countries outside of the United States, and all, or a substantial portion of, their assets are outside of the United States. As a result, it may be difficult for investors to serve process on these persons in the United States or to enforce judgments against them obtained in United States courts, including judgments predicated on civil liability provisions of the securities laws of the United States.

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares are quoted in Australian dollars on the ASX and in U.S. dollars on the OTC Markets Pink Sheets. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally depreciated against the U.S. dollar. Any continuation of this trend may affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed.

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

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. For more information, you should carefully review the summary of these matters set forth under the section entitled, “Item 10.B — Additional Information — Memorandum and Articles of Association” as well as our Constitution.

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

Between May 2006 and January 2009, we raised approximately A$35.1 million in equity capital from institutional investors in private placements to complete the funding requirement for our second biodiesel refinery and provide working capital.

In December 2009, we entered into a long term biodiesel offtake agreement with Valero.

In mid-2010, we received our first commercial quantities of Jatropha oil from our feedstock cultivation operations.

Also in mid-2010, we commissioned our second biodiesel trans-esterification refinery with a 250,000 tonnes (75 million gallons) per year nameplate capacity.

In April 2011, we conducted our initial public offering in the U.S., raising US$25.1 million, and listed on the NASDAQ Global Market.

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

On May 4, 2012, the Company announced the final production runs in its Malaysian refining operation. The refining assets were put in care and maintenance.

On the July 9, 2012, the Company’s ordinary shares were formally delisted from trading on the NASDAQ Global Market.

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

On November 23, 2012, the Company announced that it had successfully completed a substantial restructuring of the convertible notes, with the key changes being the elimination of the 4% annual cash coupon and a change in the conversion ratio from 1:4 to 1:433 ordinary shares.

On February 25, 2013, the Company announced that it had secured a US$5 million working capital facility, which is to be used to fund the business through the completion of the Company’s re-structure.

On 17 April 2013, the Company secured a short term financing facility to meet operating costs in India secured over all shares in the Indian subsidiary. Subsequently, the lender exercised its option to take all shares in the Indian operations as full and final settlement of the defaulted debt obligation.

On October 11, 2013, the Company completed the sale of its 100,000 tpa refinery to Felda Global Group for US$11.5 million and A$7.5 million of convertible note debt was settled from the proceeds.

On December 30, 2013, the Company announced that it had successfully completed a substantial restructuring of the convertible notes, with the key changes being the extension of the maturity date to December 31, 2018 and a 6% annual coupon, with coupon payments deferred to December 31, 2015.

On April 30, 2014, the Company announced that it had successfully completed an equity raise of A$120,000 pursuant to shareholder approval to issue up to 100m shares.

On September 1, 2014, the Company announced that it had signed a joint venture and plant purchase agreement for the sale of its 250,000 tpa refinery.

On December 2, 2014, the Company announced that it successfully completed the Indonesian Arbitration, receiving a US$3.36 million award. US$2 million was utilized to settle a portion of the convertible notes.

On February 19, 2015, the Company announced that it successfully completed the company transformation, including the sale of the 250,000 tpa refinery to FGV Green Energy Sdn, a Malaysian registered Company. The Company simultaneously acquired 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which retains a 20% interest in FGV Green Energy. Mission Biofuels Sdn Bhd is 100% owned by the Company and now operates as the Malaysian administrative entity.US$12 million of the proceeds from the sale of the refinery was used to fully settle the convertible notes. Also included was the settlement of a material retention bonus for executives in the form of cash and fifteen million ordinary shares (as approved by shareholders at the annual meeting held on October 27, 2014), saving the company a material amount of cash.

On March 1, 2015, Oleovest PL and Mission Agro Energy Limited have been deconsolidated from the Group financials pursuant to an agreement with the Groups convertible note holders who took effective control on that date.

On August 5, 2015, the Company announced that it successfully settled the long-standing dispute with the EPCC contractor of the 250,000 tpa refinery with a payment of A$4 million.

We have incurred the following capital expenditures over the last three fiscal years:

	2015 A$’000	2014 A$’000	2013 A$’000
Biodiesel refinery	-	-	45
Land & buildings	-	-	-
IT systems & office equipment	-	35	5
Vehicles & sundry equipment	-	-	-

Our principal office is located at Unit B9, 431 Roberts Rd, Subiaco, Western Australia 6008 Australia. Our telephone number is +61-8-6313-3975. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this annual report.

B.	Business Overview.

Recent Developments

As part of an ongoing restructuring, the Company previously sold the 100,000 tpa refinery to Felda Global Group in October 2013. In addition, the Company’s terminated Indonesian joint venture project, which had been referred to arbitration in Indonesia, was settled pursuant to an arbitrational award in December 2014. In February 2015, the Company sold its 250,000 tpa refinery to a newly created entity FGV Green Energy and retained a 20% share in this new joint venture entity.

Overview

Mission NewEnergy now owns a 20% share in a joint venture company which intends to be a producer of biodiesel and wholesale biodiesel distribution, focused on the government mandated markets of the United States, Europe and Malaysia. The biodiesel refinery is currently shut down and undergoing a retrofit with new technology to enable the production with alternative feedstock.

The biodiesel refinery is located at Port Kuantan, Malaysia, and has a nameplate capacity of 75 million gallons-per-year. The production facility in Kuantan is connected by two-way pipelines to a dedicated jetty 200 meters away at an all-weather, deep sea, international port. The refinery is currently non-operational and being retrofitted with new technology.

Our Competitive Strengths

We believe that the following strengths will enable the joint venture company to compete successfully in the biofuels industry:

Next Generation Transesterification Technology

The refinery technology will be based on Benefuel International Holdings S.A.R.L.’s, or Benefuel’s technology which makes it potentially an attractive technology for certain retrofit bolt on technology providers. Should such technology providers emerge, the joint venture company may be well positioned as partner, thereby enabling it to operate its refining asset in a beneficial manner.

Our Strategies

The Company is focused on maximizing shareholder value through a positive return from our investment in the joint venture company owning a 250,000 tpa refinery, and looking for new business opportunities.

Malaysian Asset

The Company intends to keep its investment in the Malaysian joint venture company while awaiting a favourable change in operating conditions, or if deemed to be economically beneficial to shareholders, the Company may sell its interest in the joint venture company for an equity position in a related company or for a cash value.

Corporate Opportunities

The Company will continue to look at other related opportunities and projects on a continued basis to enhance shareholder value.

Biodiesel Production

Refinery overview

The refinery is currently undergoing a retrofit of new technology and is shut down.

For general market acceptance, biodiesel sold to customers in the United States must meet the technical standards of ASTM D6751, which specifies multiple required properties of pure biodiesel (sometimes referred to herein as B100) for use as a blend component with petroleum-based diesel fuel. This standard of ASTM International, an open forum for the development of high-quality, market-relevant international standards, specifies, among other parameters, the maximum amounts of certain residual by-products that can remain in the finished product after the conversion process, including acid, free glycerin, total glycerin, water and sediment content, sulphated ash, total sulphur, carbon residue and phosphorous. The standard also specifies minimum flash point, cetane numbers and copper corrosivity and ASTM has revised the standards to include specifications for a Cold Soak Filter Test. The test is intended to replicate performance of the biodiesel in cold climates.

Biodiesel Conversion Process

The biodiesel conversion process (transesterification) shown in the diagram below is based on the Benefuels technology being retrofitted to the 250,000 tpa refinery.

The biodiesel plant consists of three process units: Pretreatment, Biodiesel Production, and Biodiesel Distillation. The pretreatment unit provides degumming, bleaching and water removal for feedstock, which can include Crude Palm Oil (CPO), CPO blends with higher FFA materials such as Palm Fatty Acid Distillates (PFAD), and other waste oils such as Used Cooking Oil.

The Biodiesel Production process uses a proprietary solid catalyst technology to convert the pretreated oils and methanol into crude methyl esters (biodiesel) and Glycerin. Glycerin is separated by gravity decanting and purified in a falling film evaporator. The crude biodiesel is flash evaporated in a falling film evaporator and then distilled in a Vacuum Distillation Unit to remove impurities. The finished biodiesel goes into proving tanks for final QA/QC testing prior to transfer into storage tanks ready for shipment.

Quality control

The joint venture company will typically employ strict quality control procedures at each stage of the manufacturing process.

The joint venture company will establish systematic inspections at various manufacturing stages, from raw material procurement to finished product testing. Raw materials that fail to pass incoming inspection will be returned to suppliers. We believe that the joint venture company will be able to maintain the quality and reliability of products through close monitoring of the manufacturing processes by a quality control team and scheduled maintenance of the equipment.

To ensure the effectiveness of the quality control procedures, the joint venture company will also provide periodic training to production line employees. The quality control team will also consist of experienced equipment maintenance technicians that oversee the operation of the production facilities to avoid unintended interruptions and minimize the amount of time required for scheduled equipment maintenance.

The joint venture company’s management team will implement policies to proactively safeguard against accidents. In addition, the joint venture company management team will conduct regular inspections and maintenance of the facilities to help ensure product quality and safety.

Plant Utilization & Operating History

Historic Biofuel Sales

When we owned our own refineries, we sold our products via our own direct sale force in the wholesale market. We historically have only sold our biodiesel to oil trading companies. Generally, oil traders aggregate biodiesel, blend it with mineral diesel and sell the blended product to major oil companies who distribute the product via their distribution channel to the end market. Sales to oil trading companies are highly competitive and pricing fluctuates with market conditions. Because we have not historically had control of the costs of our feedstock, there have been few times when we could procure feedstock at a price which we could convert to biodiesel and sell profitably. Consequently, we have not fully utilized our biodiesel production capacity, and in 2012, we put the refinery into care and maintenance due to an inability for the profit margin on limited sales to cover costs and subsequently sold the refinery.

The following chart shows actual sales production and utilization of the refining complex.

	2013	2014	2015
Production (tons)	NIL	NIL	NIL
Capacity Utilization	NIL	NIL	NIL

All previous contracts with customers have expired.

Refining By-product Sales

When we owned our own refineries, we historically sold our glycerin and fatty acid distillates ex works into the immediate cash payment and delivery market.

Summary of Historic Sales

The tables below outline our historic sales by country and by product:

Indian Operations:
Description	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
	Indian Rupees ‘000
Agricultural Income	-	-	-
Wind Mill electricity generation	19,658	8,299	-
Crude Jatropha Oil	-	-	-
Others	1,219	-	-
Total	20,877	8,299	-

The Indian operations were closed down and treated as discontinued operations from the June 30, 2014 financial year.

Malaysian Operations:
Description	Fiscal Year Ended June 30, 2013	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015
	Malaysian Ringgit
Biofuels	482,276	-	-
Pure Glycerin	-	-	-
Crude Glycerin	12,399	-	-
PFAD	15,800	-	-
Crude Jatropha Oil	-	-	-
Total	510,475	-	-

The Malaysian operations were put into care and maintenance in the June 30, 2012 financial period. Sales in the June 30, 2013, financial period related to stock on hand carried over from the previous financial year. The Malaysian refinery was sold to the joint venture company in February 2015.

Competition and Competitive Dynamics

When we had our own refineries, our primary product, biodiesel, sold in the liquid fuels market. The liquid fuels market was and is a highly competitive, large global market with many well established market participants.

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

Production Safety and Environmental Matters

Safety

We had no material safety issues while we operated our refineries, and none were reported to us last year by the joint venture company.

Environment

When we had our own refineries, we were committed to environmental protection that complied with or exceeded local environmental standards, and we will work to ensure the joint venture company does so as well.

C.	Organizational Structure.

Our principal subsidiaries at 30 June 2015 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Set forth below is the organizational structure of Mission NewEnergy:

Oleovest PL and Mission Agro Energy Limited have been deconsolidated from the Group financials with effect from March 1, 2015 pursuant to an agreement with the Group’s convertible note holders who took effective control on that date.

During the current financial period, the Company acquired 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which in turn owns 20% of FGV Green Energy Sdn, a Malaysian registered Company formed to own the 250,000 tpa refinery sold by the Group during the financial period. Mission Biofuels Sdn Bhd is 100% owned and is now the Malaysian administrative entity.

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D.	Property, Plant and Equipment.

We own a 20% stake in a joint venture company that owns a biodiesel production facility (with a lease for the underlying land) that is located at Port Kuantan, Malaysia.

The following is further information about the facility:

Biodiesel Facility	Site area (Acres)	Total Capacity (1) (million gallons per year)	Capacity Utilization (2) (percentage)	Commissioning Date
250,000 tpa refinery owned by FGV Green Energy Sdn Bhd	6.0	75	0%	Being retrofitted with new technology

(1)	Nominal operating capacity.

(2)	The total tonnage produced during this period was NIL tonnes and the operating nameplate capacity is 75 million gallons for the entire period.

Our registered administrative offices are located on premises comprising approximately 60 square meters in an office building in Perth, Australia.

We also lease properties for purposes of office quarters in Malaysia. We also lease an apartment in Kuala Lumpur, Malaysia for use by staff.

Item 4A. Unresolved Staff Comments

On September 9, 2014, the Company received a comment letter from the staff of the Division of Corporation Finance of the SEC.  The comment from the staff was issued with respect to the omission of an audit report for the financial statements as of and for the years ending June 30, 2012 and 2011. As of the date of the filing of this Form 20-F, these comments remain unresolved.

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

Overview

We historically have been a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe and Malaysia. We currently own a 20% share in a joint venture company that owns a biodiesel refinery that is being retrofitted with new technology that will enable the refinery to produce biodiesel from alternative, and potentially cheaper, feedstock.

During fiscal 2015, we made a net profit of A$28.4 million (2014: A$1.1 million loss) primarily as a result of a reversal of a previous impairment of the refinery to a value of A$27.6 million upon the sale of our 250,000 tpa refinery. We recognized revenues of A$7.3 million (A$9.7 million in fiscal 2014) based on other income predominately comprised of a gain on the settlement and restructure of our convertible notes. During the 2015 fiscal year, we materially completed our restructuring commenced in 2012, which included the sale of our refinery assets and subsequent settlement of all debt facilities and convertible note liabilities. In addition, the long standing dispute with the EPCC contractor was settled in August 2015, and as of the date of this report, we have no non-current liabilities. The existing investment in the joint venture company is expected to earn the Group dividends in the future. The Group continues to look for new opportunities that are synergistic to the current investment in biofuels, or for projects in new market segments with the intention of generating positive operating revenues for the Group. If the existing investment or new ventures do not generate sufficient revenue to fund the ongoing operating costs of the business, and if we are unable to achieve our business strategies and objectives, we may need to raise further equity or loan capital for the business.

Biodiesel refining

Our first biodiesel refinery plant began operations in fiscal 2008 under immediate cash payment and delivery market and term contracts. Due to unattractive refining margins and a slower than expected implementation of a biodiesel mandate in Malaysia, capacity utilization was low and the revenue generated from biodiesel sales and associated by-products was insufficient to cover costs, and the refinery was put into care and maintenance and ultimately sold.

The EPCC contractor of our second biodiesel refinery had significant issues in handing over a fully completed pre-treatment plant and the transesterification unit to the Group and the matter ultimately ended in arbitration. In February 2015, the sale of this refinery was completed and in August 2015 a final settlement of the dispute was agreed between the EPCC contractor and the Group. The Group retained a 20% shareholding in the joint venture company to which this refinery was sold.

Discontinued operations : Jatropha feedstock and palm oil processing business

We commenced the shutdown of our Jatropha feedstock business in fiscal 2012. This process has been completed.

Due to breach by our business partner in the Indonesian joint venture to build, own and operate a palm oil oleo chemical complex in Sumatra, Indonesia, we took the matter to arbitration. An award of US$3.36 million was made by the arbitrators in favor of the Group in July 2014 and received by the Group during the 2015 fiscal year.

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

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of profit or loss during the financial period in which they are incurred.

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the Statement of profit or loss.

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

We are required, under International Financial Reporting Standards, to assess the refineries ability to generate revenue based on existing conditions. During fiscal 2010, the lack of profitable sales contracts or evidence that would indicate that profitable sales contracts were imminently achievable, forced us to provide for an impairment of the refining assets. Additional impairment of assets was made in the following fiscal years relating to asset expenditure additions incurred in the year.

Comparison of Results of Operations

Fiscal 2015 compared with fiscal 2014

Revenue. Revenue decreased by A$2.4 million (25% reduction) from A$9.7 million in fiscal 2014 to A$7.3 million in fiscal 2015, principally as a result of a reduction in the gain from period to period realised from the settlement of convertible notes.

There was no revenue generated from sales of product in these periods due to the refinery having been shutdown and sold.

Cost of sales. (being material feedstocks, inputs and raw materials). Nil due to non-operation of the refinery during this period.

Expenses. Total expenses decreased by A$7.2 million (70% decrease) from A$10.3 million in fiscal 2014 to A$3.1 million in fiscal 2015 principally due to a foreign exchange gain in fiscal 2015 compared to a foreign exchange loss in fiscal 2014 and a reduction in financing costs due to settlement and restructure of the convertible notes. Employee benefits expenses increased A$0.2 million from A$1.4 million in fiscal 2014 to A$1.6 million in fiscal 2015. Other expense increased by A$1.0 million from A$1.0 million in fiscal 2014 to A$2.0 million primarily due to an increase in legal fees stemming from the ongoing arbitration matters.

Income tax.   Income tax expense increased by A$5.5 thousand from NIL in fiscal 2014 to an expense of A$5.5 thousand in fiscal 2015.

Discontinued operations.   Discontinued operations increased by A$24.6 million from a loss of A$0.5 million in fiscal 2014 to a profit of A$24.1 million in fiscal 2015. The positive result in fiscal 2015 is primarily as a result of the reversal of impairment on the sale of the 250,000 tpa refinery, with the profit shown in discontinued operations.

Profit for the year.   As a result of the foregoing, fiscal 2015 registered a profit for the year of A$28.4 million, an increase of A$29.5 million from A$1.1 million loss in fiscal 2014.

Fiscal 2014 compared with fiscal 2013

Revenue. Revenue increased by A$1.3 million (15%) from A$8.4 million in fiscal 2013 to A$9.7 million in fiscal 2014 principally as a result of an increase in the gain from period to period realised from settlement of convertible notes.

There was no revenue generated from sales of product in fiscal 2014, with product sales of A$0.2 million recognized in fiscal 2013.

Cost of sales. (being material feedstocks, inputs and raw materials). There were no cost of sales in fiscal 2014 due to no sales of product, with a minor cost of sales of A$0.01 million in fiscal 2013 relating to costs incurred to sell the final product on hand.

Expenses (excluding impairment). Total expenses increased by A$1.1 million (13%) from A$8.8 million in fiscal 2013 to A$9.9 million in fiscal 2014 principally due the increase in foreign exchange loss of A$1.0 million from A$1.4 million in fiscal 2013 to a loss in fiscal 2014 of A$2.4 million, and an increase in finance costs of A$0.8 million from A$4.0 million in fiscal 2013 to A$4.8 million in fiscal 2014. The increase in costs was offset by a reduction in employee benefits expense of A$0.2 million from A$1.6 million in fiscal 2013 to A$1.4 million in fiscal 2014.

Impairment Expense. Impairment expenses increased by A$11.8 million from an impairment gain (reversal) of A$11.5 million in fiscal 2013 to an impairment expense (loss) of A$0.4 million in fiscal 2014 principally due to an impairment reversal of the Groups first refinery (100,000 tpa refinery) in 2013 which was recognized when the asset was sold.

Additional movements in expenses include:

Depreciation and amortization.   Depreciation and amortization remained similar at A$6.8 thousand in fiscal 2013 year and A$7.4 thousand in fiscal 2014.

Discontinued operations.   Discontinued operations decreased by A$0.2 million from a loss of A$0.7 million in fiscal 2013 to an loss of A$0.5 million in fiscal 2014 and is primarily as a result of the material portion of costs within the discontinued operations being incurred in fiscal 2013.

Income tax.  There was NIL income tax or benefit in fiscal 2014 as opposed to a benefit of A$20 thousand in fiscal 2013.

(Loss) for the year.   As a result of the foregoing, our profit for the year dropped from A$10.1 million in fiscal 2013 to A$1.1 million loss in fiscal 2014.

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

B.	Liquidity and Capital Resources.

Overview

Our operations have been financed primarily from the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2013.

	2015 A$’000	2014 A$’000	2013 A$’000
Net cash provided by (used in) operating activities	391	(2,946)	(3,715)
Net cash provided by investing activities	19,692	10,981	2,348
Net cash provided by (used in) financing activities	(17,731)	(8,960)	1,350
Effect of exchange rate changes on cash held in foreign currency	347	(43)	(19)
Net movement in cash and cash equivalents	2,699	(968)	(36)
Cash and cash equivalents at the beginning of the year	452	1,420	1,456
Cash and cash equivalents at the end of the year	3,151	452	1,420

Fiscal 2015 compared with fiscal 2014

Net cash provided by operating activities in fiscal 2015 of A$0.4 million was primarily achieved as a result of receipt of receivable funds from Indonesia and the arbitral settlement achieved. Net cash utilized in fiscal 2014 are as a result of losses incurred in operations and Group overheads. The losses were incurred in all segments of the business. Due to NIL throughput volume, our refining operations generated no gross profit to cover overheads, resulting in a negative cash flow from refining operations. As a result of negative operating cashflows in all segments and Group overheads, the Group was cash flow negative for the fiscal year. Cash generated from sale of assets and borrowings were used to sustain the basic operating expenses including, employee remunerations, insurances and utilities.

Net cash inflow in investing activities in fiscal years 2015 and 2014 related principally to the proceeds received from the sale of our refineries.

Net cash outflow in financing activities for fiscal years 2015 and 2014 was primarily a result of settlement of convertible note debt.

Fiscal 2014 compared with fiscal 2013

Net cash used in operating activities in fiscal 2014 and 2013 consisted of losses incurred in operations and Group overheads. The reduction of A$0.8 million from fiscal year 2013 of A$3.7 million to A$2.9 million in fiscal year 2014 is a result of significant cost saving measures implemented throughout the Group.

Due to NIL throughput volume our refining operations generated no gross profit to cover overheads, resulting in a negative cash flow from refining operations. As a result of negative operating cashflows in all segments and Group overheads, the Group was cash flow negative for the 2014 and 2013 fiscal years. In fiscal year 2013, our Jatropha operations generated negligible cash revenue, resulting in negative operating cash flows from this segment, which was ultimately discontinued fully in fiscal 2013.

Net cash inflow in investing activities related principally to the proceeds received for the sale of property and for our advance monies received relative to the sale of our one refinery.

Net cash inflow from financing activities in fiscal 2013 related to loan drawdown from a facility made available to the group to fund working capital needs.

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

For sales of Jatropha saplings to contract farmers, the receivable arose and was recorded as of the date of delivery of the saplings, with credit risk mitigated by our right to offset the receivable for each farmer against amounts we may owe that farmer for future purchases of seeds. Due to the scale back of operations we have written off all Jatropha segment receivables.

With the sale of the refineries and the discontinuance of the Jatropha segment there are no receivables remaining on balance sheet from these operating segments. In fiscal 2014 a receivable was held on balance sheet relating to monies to be recovered through the Malaysian arbitration process which resulted from a dispute between the Group and the 250,000 tpa refinery EPCC contractor about the handover of the refinery. This amount was impaired in fiscal 2015 as a net result of the settlement agreement signed with the EPCC contractor.

Convertible Notes

We issued 50,000,000 convertible notes at a price of A$1.30 per note in May 2007 (Series 1 convertible notes). During the 2011 fiscal year, the majority of these notes (75.33%) were restructured into Series 2 Convertible Notes with an extension of the maturity date from May 2012 to May 2014. Holders could convert all or part of the notes at any time until maturity (May 16, 2014) at a conversion price of A$65.00 per note. The series one convertible note, with a nominal value of A$15 million, was due in May 2012. We settled the liability relating to the remaining Series 1 Convertible Note holder in September 2011 for A$5 million after mutual agreement with the note-holder. Each remaining Series 2 note was convertible into four ordinary shares (subject to adjustment for customary events, such as share consolidation). The Series 2 notes carried interest at a rate of 4.0% per annum and interest was payable semi-annually. Mission NewEnergy could convert some or all of the notes at any time if the daily volume weighted average price of Mission NewEnergy’s ordinary shares on the Australian Securities Exchange, or ASX, for a period of 90 consecutive days is 1.5 times the face value of the notes. At no stage during the period have any covenants on these convertible notes been breached.

During 2012, 198,885 convertible notes were converted into ordinary shares.

The remaining Series 2 notes totaling 505,904 convertible notes were convertible into an aggregate of 2,023,616 ordinary shares at a conversion price of A$16.25 per share.

In November 2012, we successfully converted the Series 2 notes into Series 3 notes, bearing NIL interest, and a revised conversion ratio of 1:433 ordinary shares. The Series 3 notes totaling 505,904 convertible notes are convertible into an aggregate of 219,056,432 ordinary shares.

In October 2013, we settled A$7,500,000 of the convertible note debt from proceeds of the sale of our 100,000 tpa refinery, leaving 390,520 notes with a nominal debt value of A$25,383,800 owing.

On December 30, 2013, we completed a substantial restructuring of the convertible notes, with the key changes being the extension of the maturity date to December 31, 2018 and a 6% pa coupon, with coupon payments deferred to December 31, 2015.

On December 2, 2014, we utilized US$2 million of the proceeds from the Indonesian arbitration settlement to settle a portion of the convertible notes.

On February 19, 2015, we successfully settled all outstanding convertible note liability through a final payment of US$12 million, being a portion of the proceeds from the sale of the 250,000 tpa refinery. In addition, a portion of the proceeds from the refinery sale were held back on deposit pending the outcome of legal proceedings with the refinery EPCC contractor. Note holders retain a residual claim on any cash withheld and not required to be paid out to as part of any legal settlement. On August 5, 2015, we successfully settled the long-standing dispute with the EPCC contractor with a payment of A$4 million of cash held back from the sale of the refinery.

For accounting purposes, the convertible notes are treated as compound financial instruments. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Bank facility

We do not currently have any bank credit facilities.

Secured loans

We do not currently have any secured loans.

Other material commitments

In fiscal 2015, the Group’s 250,000 tpa refinery was sold and A$5.2 million was required to be withheld pending the outcome of legal proceedings. Provision has been made on the Balance Sheet for these liabilities, with the majority being settled post June 30, 2015.

Warrants

There are no outstanding warrants.

C.	Research and Development, Patents and Licenses, etc.

Our expenditure on research and development was Nil in fiscal years 2015, 2014 and 2013.

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

E.	Off-Balance Sheet Arrangements.

We do not have any material off-balance sheet commitments or arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations and commitments as of June 30, 2015:

	Payments due by period
	Total A$	less than 1 year A$	1 – 3 years A$	3 – 5 years A$	more than 5 years A$
Operating lease obligations	8,803	8,803	—	—	—
Secured loans	—	—	—	—	—
Convertible notes	—	—	—	—	—
Capital commitments	—	—	—	—	—
Total	8,803	8,803	—	—	—

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

The following table sets forth information of our directors and executive officers as of the date of this annual report. The directors have served in their respective capacities since their election or appointment and will serve until the next annual general shareholders meeting or until a successor is duly elected.

Name	Age	Position
Datuk Zain Yusuf	75	Chairman
Dato’ Nathan Mahalingam	57	Chief Executive Officer and Director
Guy Burnett	47	Chief Financial Officer, Director and Company Secretary
Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor	65	Director
Mohd Azlan	54	Director
James Garton	38	Director and Head of Corporate Finance/Mergers and Acquisitions

Datuk Zain Yusuf. Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. Datuk Zain is a Director of WSA Group of Companies and Chairman of Malacca Securities Sdn Bhd, past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.

Dato’ Nathan Mahalingam. Dato’ Nathan has been Chief Executive Officer (formerly having the title of Managing Director) and a Director of Mission NewEnergy since 2005. He has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia’s largest privatised port and transhipment facility. Dato’ Nathan has gained extensive project advisory, corporate finance, mergers and acquisitions experience while running his own boutique corporate advisory practice between 2000 and 2004.

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

Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor (Tan Sri Anwar). Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements. His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom. Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D’Honneur from France and the Command of the Legion of Merit from the US. Most recently he was appointed as a Senator to the Upper House of Malaysia.

Mr. Mohd Azlan bin Mohammed. Mr Mohd Azlan, is currently the Managing Director of Wasco Oilfield Services Sdn Bhd, which is principally involved in the provision of oil and gas services internationally. Wasco is a subsidiary of Bursa Malaysia listed Wah Seong Corporation Berhad and also sits on the board of its various subsidiaries.

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

B.	Compensation.

In fiscal year 2015, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1.137 million.

2015	Salary	Non- cash Benefits	Long- term Bonus[1]	Share based payments $	Post- employment Super Contribution	Total	Proportion of remuneration performance related
Non-Executive Directors
Datuk Zain Yusuf	42,500	-	-	-	-	42,500	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	24,000	-	-	-	184	24,184	-
Mohd Azlan	19,000	-	-	-	144	19,144	-
Total Non-executive Directors	85,500	-	-	-	328	85,828
Dato’ Nathan Mahalingam	291,625	-	50,000	50,000	-	391,625	26%
Mr. Guy Burnett	216,121	3,879	50,000	50,000	20,900	340,900	29%
Mr. James Garton[2]	200,000	-	50,000	50,000	19,000	319,000	30%
TOTAL DIRECTOR/ KEY MANAGEMENT PERSONNEL	793,246	3,879	150,000	150,000	40,228	1,137,353

1 Being the market value of the 5,000,000 ordinary shares issued in lieu of cash owed

2 Mr. Garton was appointed as a Director on 1 July 2014.

In fiscal year 2014, the aggregate remuneration we paid and that accrued to our directors and senior management was A$1.234 million.

2014	Salary	Non-cash Benefits	Short term Bonus	Share based payments	Post employment Super Contribution	Total	Proportion of remuneration performance related
	$	$	$	$	$	$	%
Non-Executive Directors
Mr Dario Amara[3]	75,000	-	-	-	6,906	81,906	-
Datuk Zain Yusuf	56,250	-	-	-	867	57,117	-
Mr. Peter Torre[4]	40,875	-	-	-	-	40,875	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	37,500	-	-	-	607	38,107	-
Mr Arun Bhatnagar[5]	25,000	-	-	-	-	25,000	-
Total Non-executive Directors	234,625	-	-	-	8,380	243,005	-
Dato’ Nathan Mahalingam	292,415	-	-	-	-	292,415	-
Mr Guy Burnett	218,000	2,000	-	-	20,257	240,257	-
Total Executive Directors	510,415	2,000	-	-	20,257	532,672	-

Key management personnel
Mr Samsudeen Ganny[6]	120,608	-	105,000	-	14,681	240,289	43.7%
Mr James Garton (Group Head of Corporate Finance)	200,000	-	-	-	18,500	218,500	-
TOTAL KEY MANAGEMENT PERSONNEL	1,065,648	2,000	105,000	-	61,818	1,234,466	-

3Mr. Amara retired on 1 July 2014.

4Mr. Torre retired on 1 July 2014.

5Mr. Bhatnagar resigned on 28 February 2014.

6Mr Ganny resigned from the group on 30 June 2014.

(1)	Superannuation is a mandatory retirement plan for employees in Australia.

Share Based Compensation Plans

At the date of this report, the Group has no Share Based Compensation Plans.

During fiscal year 2015, the Group settled a material retention bonus for executives in the form of cash and fifteen million ordinary shares (as approved by shareholders at the annual meeting held on October 27, 2015).

Performance Rights

At the date of this annual report, the Group has no Performance Right Plans and there were no performance rights issued in fiscal years 2013, 2014 and 2015.

Options

At the date of this annual report, the Group has no Option Plans and there were no options issued in fiscal years 2013, 2014 and 2015.

Retirement Benefits

All employees employed by Mission NewEnergy and its subsidiaries belong to appropriate retirement schemes for each jurisdiction in which it operates. All such employee retirement schemes are defined contribution schemes and thus no amounts are required to be set aside by us to meet any future retirement benefit obligations.

C.	Board Practices.

Role of the Board of Directors

The Board of Mission is responsible for setting the Company’s strategic direction and providing effective governance over Mission’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board’s key responsibilities are to:

•	chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;
•	keep updated about the Group’s business and financial status;
•	provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;
•	appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Managing Director/Group Chief Executive Officer, the Company Secretary and the Finance Director/Chief Financial Officer;
•	exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities; and
•	ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission’s activities, and that appropriate directors are selected and appointed as required.

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

In accordance with Mission’s Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Managing Director/Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently is comprised of six directors, of which two are independent non–executive directors, one is a non-independent non-executive director and three are executive directors. Details of each director’s skills, expertise and background are contained within the directors’ report included with the company’s annual financial statements lodged with the Australian Securities Exchange. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential director’s skill to ensure they have appropriate industry expertise in the Group’s operating segments.

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

Apart from the Group CEO, Mission’s directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election. A Director appointed by the directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for re–election at that meeting.

Under Mission’s Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Board Diversity

The Board has a formal diversity policy which states that Mission NewEnergy Limited is committed to embedding a corporate culture that embraces diversity through:

•	Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,
•	Maintaining selection criteria that does not indirectly disadvantage people from certain groups,
•	Providing equal employment opportunities through performance and flexible working practices,
•	Maintaining a safe working environment and supportive culture by taking action against inappropriate workplace and business behavior that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimization),
•	Promoting diversity across all levels of the business,
•	Undertaking diversity initiatives and measuring their success,
•	Regularly surveying our work climate, and
•	Establishing measurable objectives in achieving gender diversity.

Since the Company’s incorporation, given its cross-jurisdictional operations in Australia and Malaysia, a diversity practice is naturally in place.

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

An evaluation procedure in relation to the Board, individual directors and Company executives was completed during the 2015 financial year. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual director was required to self assess his performance and discuss the results with the Chairman. Individual directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).

A similar process for review of committees was undertaken during the 2014 and 2013 financial year.

To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Managing Director/Group Chief Executive Officer and other executives.

Internal control, risk management and financial reporting

The Board has overall responsibility for Mission’s systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognized, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

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

Internal audit

The Group does not have an Internal Auditor due to the restructure and significant downsizing of the Group since fiscal year 2012.

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

The names of the members of the two committees are set out in the directors’ report contained within the Company’s annual financial statements.

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

•	Mission’s financial reporting, internal control structure and risk management systems’;
•	the internal and external audit functions; and
•	Mission’s compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management committee has specific responsibilities in relation to Missions’ financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

The Audit and Risk Management Committee comprises two independent non–executive directors and one non-independent non–executive director that have diverse and complementary backgrounds. The Chairman of the Audit and Risk Management Committee must be an independent non–executive director.

Messrs. Datuk Zain Yusuf (Chairman), Mohd Azlan and Tan Sri Anwar are members of the Audit and Risk Management Committee. The two independent non-executive members of the Audit and Risk Management Committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board’s responsibilities relating to the nomination and selection of directors and the compensation of the Company’s executives and directors.

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

The Remuneration and Nomination Committee comprises two independent non–executive directors and one non-independent non–executive director. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive director.

Messrs. Tan Sri Anwar (Chairman), Datuk Zain Yusuf, and Mohd Azlan are members of the Remuneration and Nomination Committee.

We have a remuneration policy that sets out the terms and conditions for the Managing Director and other senior executives.

Mission Advisory Board

Mission has no Advisory Board.

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

The Board has adopted practices for maintaining confidence in the Company’s integrity including promoting integrity, trust, fairness and honesty in the way employees and directors’ conduct themselves and Mission’s business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and directors of Mission.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission’s commitment to ensuring awareness of the insider trading laws, and that employees and directors’ comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes (“specified persons”).

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission’s securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

Ownership of Equity settled Options and Performance rights

There are no options or performance rights at the date of this report.

D.	Employees.

As of June 30, 2015, we had approximately 7 employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia
Finance, legal and other administrative functions	0	2	5
Engineering, operations, R&D and information systems	0	0	0

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2012	1	1	7	36
2013	-	2	6	2
2014		2	6	-
2015	-	2	5	-

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

Insurance

We have insurance policies covering all normal aspects of our business inline with industry practices and the current state of operations.

We believe that our overall insurance coverage is consistent with the market practice or the jurisdiction of operation. However, significant damage to any of our buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Risk Factors — Risks Related to Our Business and Our Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We also maintain appropriate Directors and Officers Liability Insurance.

E.	Share Ownership.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 40,870,275 as of October 22, 2015 by:

•	each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

	Number of Shares	% of issued ordinary shares
Principal Shareholders
Muralidhar Menon	5,000,000	12.23%
Kajaintharan Sithambaran	5,000,000	12.23%

Directors and Executive Officers:
Dato’ Nathan Mahalingam (1)	5,612,956	13.73%
James Garton	5,112,051	12.51%
Guy Burnett	5,112,001	12.51%
Datuk Zain Yusuf	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	—	—
Mohd Azlan Bin Mohammed (2)	5,000,000	12.23%

All directors and executive officers as a group

(1)	Includes 492,957 shares held by Mission Equities Sdn Bhd., a company which Dato’ Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, owns.

(2)	Held by Karisma Inegrasi Sdn Bhd, which Mohd Azlan controls and is considered the beneficial owner of the shares it holds. .

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

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:

•	Muraldir Menon, Kajaintharan Sithambaran and Karisma Integrasi Sdn Bhd were each issued 5,000,000 shares on April 30, 2014.

•	Nathan Mahalingam, James Garton and Guy Burnett were each issued 5,000,000 shares on February 19, 2015.

As of October 23, 2015, we had forty four holders of record in the United States with a combined holding of 3,929,409 shares, representing 9.61% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions.

Other than as disclosed below, from July 1, 2014 through to June 30, 2015, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence. Refer to note 31 of the financial statements included at the end of this report for details of any related party transactions.

Loans

From time to time, we have made loans to or received loans from our wholly owned subsidiaries, including M2 Capital Sdn Bhd and Mission Biofuels Sdn Bhd. Loans are repaid where possible and are given on interest free terms.

Management rights with subsidiaries

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

A subsidiary within the group holds money on deposit pending a determination by the courts as to whether this subsidiary must pay a contractor for work performed under the EPCC contract to build the 250,000 tpa refinery. If the courts determine the amount is not to be paid to the contractor, then this money will be paid to convertible note holders under a deferred payment agreement. This matter has not been concluded at the date of this report.

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

Item 9. The Offer and Listing

A.	Offer and Listing Details.

	OTC Markets Pink Sheets		NASDAQ		ASX
	High	Low	High	Low	High	Low
	US$	US$	US$	US$	A$	A$

Fiscal year ended June 30, 2016
First Quarter	0.02	0.02	-	-	0.01	0.01
Second Quarter (through November 6)	0.05	0.05	-	-	0.06	0.04
June 30, 2015
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.02	0.01	-	-	0.01	0.01
Third Quarter	0.16	0.01	-	-	0.26	0.001
Fourth quarter	0.12	0.03	-	-	0.15	0.04
June 30, 2014
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.06	0.01	-	-	0.05	0.01
Third Quarter	0.03	0.01	-	-	0.03	0.01
Fourth quarter	0.02	0.01	-	-	0.01	0.01
Month ended
April 2015	0.03	0.03	-	-	0.03	0.03
May 2015	0.04	0.04	-	-	0.02	0.02
June 2015	0.02	0.02	-	-	0.02	0.02
July 2015	0.01	0.01	-	-	0.02	0.02
August 2015	0.02	0.02	-	-	0.02	0.02
September 2015	0.02	0.02	-	-	0.01	0.01
October 2015	0.06	0.04	-	-	0.05	0.04
November 2015 (through November 6 2015)	0.05	0.04	-	-	0.05	0.05
Fiscal year ended June 30,
2015	0.12	0.035	-	-	0.15	0.04
2014	0.023	0.007	-	-	0.01	0.01
2013	0.02	0.02	-	-	0.05	0.05
2012	0.07	0.06	-	-	0.08	0.07
2011	-	-	8.15	5.46	8.50	0.17

The table above presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX (symbol: “MBT”) and the NASDAQ (symbol: MNEL) and the OTC Markets Pink Sheets (symbol: MNELF) for the periods indicated. Our ordinary shares were delisted from trading on the Nasdaq on July 9, 2012. All prices for the ASX values are in Australian dollars and do not give effect to the 50-1 share consolidation that became effective on April 4, 2011. All prices for the NASDAQ and OTC are in US Dollars.

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

Subject to the passive foreign investment company rules, certain dividends received by an individual U.S. holder (as well as certain trusts and estates) from a “qualified foreign corporation” are eligible for a preferential U.S. federal income tax rate (20%), subject to certain minimum holding period requirements and other limitations. A foreign corporation may be a “qualified foreign corporation” if (it is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Secretary of Treasury determines is satisfactory for this purpose and which includes an exchange of information program. We expect to be considered a qualified foreign corporation with respect to our ordinary shares because we believe we are eligible for the benefits under the Double Taxation Convention between Australia and the United States. Accordingly, dividends we pay generally should be eligible for the reduced income tax rate. However, the determination of whether a dividend qualifies for the preferential tax rates must be made at the time the dividend is paid. U.S. holders should consult their own tax advisers.

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

The determination of whether or not we are a PFIC is a factual determination that must be determined annually at the close of each taxable year. Based on our business results for the last fiscal year and composition of our assets, we believe that we may be a PFIC for U.S. federal income tax purposes for the taxable year ended June 30, 2015. Similarly, based on our business projections and the anticipated composition of our assets for the current and future years, we may be a PFIC for the taxable year ended June 30, 2016. It is also possible that we may become a PFIC in any future taxable year.

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

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file a Form 8621 and such other form as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you as a result of our status as a PFIC.

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

Net Investment Income Tax

Certain U.S. Holders who are individuals, estates, or trusts must pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock.

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

Certain U.S. Holders who are individuals may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding their reporting obligation in connection with their ownership and disposition of our ordinary shares.

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

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%7. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

7 Note that this is subject to proposed legislation to remove the discount for non-resident shareholders with effect from May 8, 2012.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC is available through the SEC’s Electronic Data Gathering, Analysis and Retrieval system (EDGAR), which may be accessed through the SEC’s website at www.sec.gov. Information filed with the SEC may also be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please visit the SEC’s website at www.sec.gov for further information on the SEC’s public reference room.

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

Credit Risk

There is no credit risk for receivables at June 30, 2015 in the refining operations.

Foreign Exchange Risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.

Foreign exchange risks arising from the sale of products may be hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At June 30, 2015, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on cash and cash equivalent – A$ 0.02 million lower/ A$0.15 million higher (2014:A$ 0.04 million lower/ A$0.05 million higher)

Profit and Loss would have been – A$ 0.02 million lower/ A$0.15 million higher (2014:A$ 0.04 million lower/ A$0.05 million higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Interest Rate Risk

Interest rate risk has historically been managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The Group’s main interest rate risk, being cash flow interest rate risk, arose from the convertible note loan. The group has no debt at June 30, 2015.

Group sensitivity

At June 30, 2015, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on post tax profit – A$ Nil million lower/higher (2014: A$ Nil million lower/higher)

Equity would have been – A$ Nil million lower/higher (2014: A$ Nil million lower/higher)

Commodity Risk

As there was no inventory held as at June 30, 2015, the Group has no exposure to market prices of input costs into the production of biodiesel.

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

From April 19, 2011, effective date of our registration statement on Form F-1 for the offering, to June 30, 2011, we used approximately US$0.8 million proceeds for the expansion of our feedstock operations, including but not limited to Jatropha acreage expansion, approximately US$2.1 million for general corporate and convertible note coupon purposes, and as of June 30, 2011, we had approximately $16.7 million left from the net proceeds of the offering. Approximately US$8.8 million of the cash at June 30, 2011 was held in the refining segment to meet working capital needs. In 2012 the Group used A$4.9m for operations, A$4.0 million for capital expenditure and advances to related entities and A$5.5 million for debt redemption. We had A$1.5 million in cash on hand at June 30, 2012. In 2013 the Group used A$3.7m for operations, released A$2.3 million from sale of capital items and raised a net A$1.4 million from debt facilities. We had A$1.4 million in cash on hand at June 30, 2013. During fiscal 2014 the Group utilized a US$5 million funding facility to meet operating costs until the two refineries were sold, at which stage the working capital facility was settled, convertible note debt paid down and the balance retained for ongoing working capital and investment uses.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

Item 15. Controls and Procedures

A.	Disclosure Controls and Procedures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) under the Exchange Act), as of June 30, 2015. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure.

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

The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2015 based upon criteria established in Internal Control Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2015, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting.

There was no change in internal control over financial reporting during the year ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

The Board determined that Mr. James Garton is qualified as an Audit Committee Financial Expert and all members are independent as determined by the NASDAQ listing rules.

Item 16B. Code of Ethics

Our board of directors adopted a Code of Conduct for Directors and Key Officers that applies to our directors, officers and employees. We have posted a copy of our code of business conduct and ethics on our investor relations website at http://missionnewenergy.com.

Item 16C. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2015 and 2014 were A$50,000 and A$62,000, respectively.

All other Fees. A$0 and for the fiscal year ending 2015 and A$0 in fiscal year 2014.

Tax Fees. The Company shows a tax return totaling A$5,500 during the fiscal year ended June 30, 2015 due to a recovery of an over provision of tax paid. The Company incurred fees totaling A$0 during the fiscal year ended June 30, 2015.

Audit-Related Fees. A$0 and for the fiscal years ending 2015 and 2014.

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

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The consolidated financial statements for Mission NewEnergy Limited and its subsidiaries are included at the end of this annual report. In addition, pursuant to Rule 3-09 of Regulation S-X, we currently expect to file separate consolidated financial statements and notes thereto for FGV Green Energy Sdn Bhd as amendments to this annual report within the required period after FGV Green Energy Sdn Bhd’s fiscal year end of December 31, 2015, upon receipt of financial statements appropriate for the purpose of filing with the Securities and Exchange Commission.

Item 19. Exhibits

EXHIBIT NUMBER		Description of Exhibit
1.1		Constitution of Mission NewEnergy (incorporated by reference to Exhibit 3.1 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.1		Form of Access, Indemnity and Insurance Deed for Directors and Ex-Directors (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.2		Employment agreement (as renewed) with Dato’ Nathan Mahalingam (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.3		Employment agreement with Guy Burnett (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

4.4		Employment agreement with James Garton (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170471), as amended, initially filed with the SEC on November 8, 2010).

8.1	*	List of Subsidiaries.

12.1	*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13(a)-14 (b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, as amended.

*Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mission NewEnergy Limited

Date: November 12, 2015	By:	/s/ Guy Burnett
		Name:	Guy Burnett
		Title:	Chief Financial Officer and Company Secretary

Tel: +8 6382 4600 Fax: +8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITORS’ REPORT

BOARD OF DIRECTORS

MISSION NEWENERGY LIMITED

We have audited the accompanying consolidated statements of financial position of Mission NewEnergy Limited as of June 30, 2015, 2014 and 2013 and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the years ended June 30, 2015, 2014 and 2013. These financial statements are the responsibility of the consolidated entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited at June 30, 2015, 2014 and 2013 and the results of its operations and its cash flows for the years ended June 30, 2015, 2014 and 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

BDO Audit (WA) Pty Ltd

Perth, Western Australia

Dated 12th day of November 2015

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2015

	Note	2015	2014	2013
		$	$	$
Sales revenue		-	-	169,219
Other income	7	7,270,759	9,683,586	8,244,100
Total revenue		7,270,759	9,683,586	8,413,319
Cost of Sales		-	-	(367,682)
Director and Employee benefits expense	8a	(1,574,264)	(1,376,703)	(1,618,058)
Net foreign exchange gains/(losses)		3,240,119	(2,402,664)	(1,418,624)
Consultants’ expenses		(16,333)	(1,047)	(114,533)
Impairment reversal / (impairment)	5	(671,660)	(363,232)	11,493,832
Shareholder expenses		(67,589)	(61,577)	(108,940)
Travel expenses		(175,320)	(172,842)	(93,291)
Rental expenses		(10,136)	(1,990)	(81,122)
Other expenses	8b	(1,985,187)	(1,042,388)	(1,295,640)
Depreciation and amortisation expenses		(2,874)	(7,412)	(6,822)
Finance Cost – amortisation		(944,123)	(3,199,884)	(3,394,324)
Finance Costs		(870,703)	(1,662,764)	(654,358)
Profit/(Loss) before income tax		4,192,689	(608,917)	10,753,376
Income tax (expense)/benefit	9	(5,497)	-	20,020
Net Profit /(Loss) before non-controlling interest		4,187,192	(608,917)	10,773,395
Share of net profit of associate accounted for using the equity method	15	37,510	-	-
Gain/(Loss) for the year from discontinued and deconsolidated operations	32	24,132,542	(485,200)	(716,894)
Profit/(Loss) for the year		28,357,244	(1,094,117)	10,056,502
Profit/(Loss) is attributable to:
Owners of Mission NewEnergy Ltd		28,357,244	(1,077,231)	10,042,352
Non-controlling interests		-	(16,886)	(14,150)
		28,357,244	(1,094,117)	10,056,502
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	11	0.13	(0.05)	1.03
Diluted earnings/(loss) per share (dollars)	11	0.13	(0.05)	1.03

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	11	0.91	(0.08)	0.96
Diluted earnings/(loss) per share (dollars)	11	0.91	(0.08)	0.96

The above Consolidated Statement of Profit and Loss should be read in conjunction with the accompanying notes.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2015

	2015 $	2014 $	2013 $
Profit/(Loss) for the period	28,357,244	(1,094,117)	10,042,352
Other comprehensive income
Items that will be realised through profit or loss:
Exchange differences on translating foreign operations	(2,485,775)	3,281,567	1,803,319
Loss on settlement of Series 2 convertible note			(5,854,005)
Exchange gain on deconsolidation of discontinued operation	-	(211,580)	-
Other comprehensive (loss)/income for the period net of tax	(2,485,775)	3,069,987	(4,050,686)
Total comprehensive income for the period	25,871,469	1,975,870	5,991,666
Attributable to non-controlling equity interests	-	(16,886)	14,111
Attributable to owners of the parent	25,871,469	1,958,984	6,005,777
Comprehensive (loss)/income from Continuing Operations	1,738,927	1,820,016	6,005,777
Comprehensive income from Discontinued Operation	24,132,542	130,968	-

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2015

	Note	2015	2014
		$	$
Current Assets

Cash and cash equivalents	12	3,150,776	451,953
Trade and other receivables	13	77,340	3,549,702
Other financial assets	14	5,580,022	-
Other assets	17	42,937	-
Current tax assets	21	-	-
Total current assets		8,851,075	4,001,655

Non-Current Assets
Property, plant and equipment	16	-	2,821
Investments accounted for using the equity method	15	3,770,173	-
Other Assets	17	-	44,789
Total non-current assets		3,770,173	47,610
Total Assets		12,621,248	4,049,265
Current Liabilities
Trade and other payables	18	440,013	125,765
Short-term provisions	19	5,411,679	149,735
Total current liabilities		5,851,692	275,500

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2015

	Note	2015	2014
		$	$
Non-Current Liabilities
Financial liabilities	20	-	15,124,986
Deferred tax liabilities	21	-	-
Total non-current liabilities		-	15,124,986
Total Liabilities		5,851,692	15,400,486
Net Assets / (Deficit)		6,769,556	(11,351,221)

Equity
Issued capital	22	523,197	110,523,197
Reserves	23	880,544	19,814,057
(Accumulated losses)		5,365,815	(141,617,611)
Non-controlling Interests	15	-	(70,864)
Total Equity/(Deficiency)		6,769,556	(11,351,221)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2015

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Non- controlling Interests	Total
	$	$	$	$	$	$	$
Balance as at 30 June 2013	110,415,197	(136,188,232)	4,907,496	(65,248)	8,480,845	(53,978)	(12,503,920)
Profit after income tax expense for the year	-	(1,077,231)	-	-	-	(16,886)	(1,094,117)
Deconsolidated operations	-	(211,580)	-	-	-	-	(211,580)
Other Comprehensive income/(loss) for the period	-	-	-	3,281,567	-	-	3,281,567
Total Comprehensive Income	-	(1,288,811)	-	3,281,567	-	(16,886)	1,975,870
Issue of Shares	108,000	-	-	-	-	-	108,000
Settlement of $7.5m of series 3 con note debt	-	1,003,108	-	-	(1,934,279)	-	(931,171)
Settlement of Series 3 Convertible Note[1]	-	(5,143,676)	-	-	(6,546,566)	-	(11,690,242)
Equity portion of Series 4 Convertible Note	-	-	-	-	11,690,242	-	11,690,242
Balance as at 30 June 2014	110,523,197	(141,617,611)	4,907,496	3,216,319	11,690,242	(70,864)	(11,351,221)

1 The Series 3 Convertible notes are deemed to be settled on conversion to Series 4 Convertible notes.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

	Ordinary Share Capital	Retained Earnings (Accumulated Losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Non- controlling Interests	Total
	$	$	$	$	$	$	$
Profit after income tax expense for the year		4,187,192	-	-	-	-	4,187,192
Share of net profit of associate accounted for using the equity method	-	37,510	-	-	-	-	37,510
Discontinued operations	-	24,132,542	-	-	-	-	24,132,542
Discontinued operations - NCI	-	70,338	-	-	-	(70,338)	-
Other Comprehensive income/(loss) for the period	-	-	-	(2,485,775)	-	-	(2,485,775)
Total Comprehensive Income	110,523,197	(113,190,029)	4,907,496	730,544	11,690,242	-	14,661,450
Settlement of series 4 con note debt	-	3,648,348	-	-	(11,690,242)	-	(8,041,894)
Share capital reduction via accumulated losses offset[2]	(110,000,000)	110,000,000	-	-	-	-	-
Share based payment	-	-	150,000	-	-	-	150,000
Share based payment reserve cleared	-	4,907,496	(4,907,496)	-	-	-	-
Balance as at 30 June 2015	523,197	5,365,815	150,000	730,544	-	-	6,769,556

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

2 The share capital reduction does not affect the number of fully paid ordinary shares on issue by the Company.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2015

	Note	2015 $	2014 $	2013 $
Cash Flows From Operating Activities
Receipts from customers		3,840,439	666,081	891,117
Payments to suppliers and employees		(3,461,059)	(2,500,167)	(3,860,525)
Interest received		17,529	1,231	2,914
Finance costs		-	(1,112,595)	(746,022)
Income tax paid		(5,445)	(10)	(2,177)
Net cash generated / (used in) operating activities	27	391,464	(2,945,460)	(3,714,692)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		-	(35,211)	(21,834)
Proceeds and deposit from sale of assets		28,894,946	11,024,194	1,860,172
Release of performance bond and deposits		20,843	(1,688)	510,199
Amounts placed on deposit for legal dispute		(5,105,051)	-	-
Asset sale retention deposit		(354,610)	-	-
Payments for investment in Associate		(3,731,689)	-	-
Cash balance from deconsolidated operations	32	(32,648)	(6,517)	-
Net cash provided from investing activities		19,691,791	10,980,778	2,348,536

Cash Flows From Financing Activities
Proceeds from share issue (net of costs)		-	108,000	94,949
Proceeds from borrowings		-	303,479	1,612,880
Repayments of borrowings		(17,730,983)	(9,371,693)	(358,114)
Net cash provided / (used by) by financing activities		(17,730,983)	(8,960,214)	1,349,716
Net Increase (Decrease) In Cash And Cash Equivalents		2,352,272	(924,896)	(16,440)
Cash and cash equivalents at beginning of the financial year		451,953	1,419,617	1,455,977
Effects of exchange rate fluctuations of cash held in foreign currencies		346,551	(42,768)	(19,919)
Cash And Cash Equivalents At End Of Financial Year	12	3,150,776	451,953	1,419,617

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

-	listed on the ASX (MBT) with its operations in Malaysia;
-	that has a 20% interest in a Joint Venture owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery which will be retrofitted to produce biodiesel from lower cost feedstock.

2.	Basis of preparation

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

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 30.

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

-	Refining operations - Malaysian Ringgit
-	Feedstock operations – Indian Rupee
-	Other – Australian Dollar.

The Board of Directors approved this financial report on 31 August 2015.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

3.	Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

New, revised or amending Accounting Standards and Interpretations adopted

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing 1 July 2014:

•	AASB 2013-3 Amendments to AASB 136 – Recoverable Amount Disclosures for Non-Financial Assets,
•	AASB 2013-4 Amendments to Australian Accounting Standards – Novation of Derivatives and Continuation of Hedge Accounting,
•	Interpretation 21 Accounting for Levies,
•	AASB 2014-1 Amendments to Australian Accounting Standards.

The adoption of AASB 2013-3 had a small impact on the impairment disclosures and AASB 2014-1 has required additional disclosures in our segment note. Other than that, the adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

The Group also elected to adopt the following two standards early:

•	Amendments made to Australian Accounting Standards by AASB 2015-1 (Improvements 2012- 2014 cycle), and
•	Amendments made to AASB 101 by AASB 2015-2 (Disclosure initiative).

As these amendments merely clarify the existing requirements, they do not affect the group’s accounting policies or any of the disclosures.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd, Mission Agro Energy Limited, and Oleovest PL.

During the current financial year Mission Agro Energy Limited, and Oleovest PL have been deconsolidated from the Group financials with effect from 1 March 2015 due to an effective change in control as a result of a settlement agreement with convertible note.

A list of controlled, jointly controlled and associate entities with details of acquisitions and disposals is contained in Note 15 to the financial statements. All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

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

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

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

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

d.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of profit or loss during the financial period in which they are incurred.

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

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Office equipment	10%
Leased plant and equipment	10%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the Statement of profit or loss.

f.	Leases

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

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

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the Statement of profit or loss.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

h.	Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the Statement of profit or loss.

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

Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of Profit or Loss.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

-	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

-	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

-	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss in the period in which the operation is disposed.

k.	Employee Benefits

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

l.	Trade and Other Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

m.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

n.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

o.	Revenue Recognition

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

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

p.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

q.	Goods and Services Tax (GST)

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

r.	Earnings per share

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

s.	Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

4.	New standards and interpretations not yet adopted

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2015. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

Adoption of AASB 9 is only mandatory for the year ending 31 December 2018. The entity has not yet made an assessment of the impact of these amendments.

AASB 15 Revenue

Adoption of AASB 9 is only mandatory for the year ending 1 January 2017. Due to the recent release of this standard, the entity has not yet made a detailed assessment of the impact of this standard.

AASB 2014-3 (issued August 2014) - Amendments to Australian Accounting Standards - Accounting for Acquisitions of Interests in Joint Operations

When an entity acquires an interest in a joint operation whose activities meet the definition of a ‘business’ in AASB 3 Business Combinations, to the extent of its share of assets, liabilities, revenues and expenses as specified in the contractual arrangement, the entity must apply all of the principles for business combination accounting in AASB 3, and other IFRSs, to the extent that they do not conflict with AASB 11 Joint Arrangements. There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively to acquisitions of interests in joint operations.

AASB 2014-10 (issued December 2014) Amendments to Australian Accounting Standards - Sale or Contribution of Assets between An Investor and its Associate or Joint Venture

Removes the inconsistency between AASB 10 Consolidated Financial Statements and AASB 128 Investments in Associates and Joint Ventures in accounting for transactions where a parent loses control over a subsidiary that is not a business under AASB 3 Business Combinations, by selling part of its interest to an associate or joint venture, or by selling down part of its interest so that the remaining investment becomes an associate or joint venture.

There will be no impact on the financial statements when these amendments are first adopted because they apply prospectively to sales or contributions of assets occurring after the application date.

AASB 2015-2 (issued January 2015) - Amendments to Australian Accounting Standards - Disclosure Initiative: Amendments to AASB 101

These amendments affect presentation and disclosures only. Therefore on first time adoption of these amendments on 1 July 2016, comparatives may need to be restated in line with presentation and note ordering.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

5.	Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2015. During the twelve months ended 30 June 2015 management reassessed its estimates in respect of:

Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 30 June 2014 in the refining operations resulted from amounts recoverable from an EPCC contractor whereby the Group incurred costs during commissioning testing which the EPCC contractor was obliged to pay. This receivable has been impaired during the current financial period as under the terms of the mutually agreed settlement of the dispute between the Company and KNM Process Systems (see Events Occurring after the Reporting Period, note 31), this amount will not be recovered.

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

During the current financial period, an impairment reversal of the refinery has been reflected due to the sale of the refinery.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

	June 2015	June 2014	June 2013
	$	$	$
Impairment of refinery assets	-	29,336	45,111
Impairment reversal of refineries	-	-	(12,219,245)
Impairment of deconsolidated intercompany loans	-	288,216	-
Impairment of receivable	671,660		-
Impairment of subsidiary investment	-	45,680	-
Impairment of inventories and biological assets	-	-	680,302
Total	671,660	363,232	(11,493,832)

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

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 30: Parent Information for further details.

Investments in associates

Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

The 20% shareholding of Felda Green Energy Sdn Bhd in Malaysia is carried at cost less the groups share of losses for the reporting period (Refer to note 15).

6.	Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Share based payment transactions

The fair value of employee share based payments is measured using the share price on grant date.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

7.	Sales Revenue

	2015 $	2014 $	2013 $
Sales Revenue
Sales of goods	-	-	159,055
Interest income	-	-	10,164
Total Revenue	-	-	169,219

Other Income
Interest income	17,907	1,231	-
Gain on sale of assets	-	-	145,693
Gain on settlement and restructure of convertible notes	7,245,011	9,671,893	7,748,485
Sundry income	7,841	10,462	349,922
Total Other Income	7,270,759	9,683,586	8,244,100

In the financial years ended 30 June 2013 and 30 June 2014, the Company restructured the Series 2 and Series 3 Convertible Notes respectively to the Series 4 Convertibles Notes, which resulted in a non-cash gain in the profit and loss.

During the financial year ended 30 June 2015, the Company successfully early settled the Series 4 Convertible Notes, which had a 31 December 2018 maturity date, from proceeds from the sale of the 250,000 tpa, which resulted in a non-cash gain in the profit and loss.

8.	Expenses

	2015 $	2014 $	2013 $
8a) Employee costs
Wages and Salaries	1,369,926	1,329,564	1,575,844
Contribution to defined contribution plans	54,338	47,137	42,214
Share based payment	150,000	-	-
	1,574,264	1,376,703	1,618,058
8b) Other expenses:
Audit fees	53,096	80,308	63,730
Computer maintenance & consumables	5,670	3,415	4,738
Communication expenses	40,209	47,462	47,463
Insurance costs	149,578	170,359	246,946
Legal fees	1,372,921	374,356	532,155
Plant operating costs	293,384	290,470	228,783
Asset maintenance	-	-	9,061
Other administrative costs	70,329	97,272	162,764
Total	1,985,187	1,042,388	1,295,640

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

9.	Income Tax

			2015 $	2014 $	2013 $
a.	The components of tax expense comprise
	Current tax		(5,497)	-	20,020
	Deferred tax	21	-	-	-
			(5,497)	-	20,020
b.	The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
	Accounting profit/(loss) before tax		4,192,689	(608,917)	10,753,376
	Gain / (Loss) for the year from discontinued operations		24,306,392	(155,634)	(716,894)
	Total Gain / (Loss) for the year		28,499,081	(764,551)	10,036,482
	Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%		8,549,724	(229,365)	3,010,945
	Adjusted for:
	Tax effect of:
	- overseas tax rate differential		(1,490,988)	167,036	(495,802)
	- Impairment of non-assessable item		(8,074,474)	108,970	(4,389,702)
	- other non-assessable items		1,010,241	(46,641)	1,894,579
			(5,497)	-	20,020
	Add:
	Over provision for income tax in prior year		-	-	-
	Income tax attributable to entity		(5,497)	-	20,020

	The applicable weighted average effective current tax rate is as follows:		0%	0%	25%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used. Refer to note 21 for further disclosures on deferred tax assets and liabilities.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

10.	Auditors’ Remuneration

	2015 $	2014 $	2013 $
Audit services
Remuneration of the auditor of the parent entity for:
- auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	49,725	61,956	71,000

11.	Earnings per share

a.	Reconciliation of earnings to profit or loss
	Earnings used in calculation of both ordinary and dilutive EPS	28,357,244	(1,077,231)	10,042,733
b	Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	4,187,192	(608,917)	10,773,395
c.	Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	31,253,837	13,377,124	10,481,820
	Effect of:
	Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	31,253,837	13,377,124	10,481,820

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

12.	Cash and cash equivalents

	2015 $	2014 $	2013 $
Cash at bank and in hand	1,033,903	451,953	1,419,343
Short-term bank deposits	2,116,873	-	275
	3,150,776	451,953	1,419,617

See note 29, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

13.	Trade and Other Receivables

	2015 $	2014 $
CURRENT
Trade receivables	-	-
Other receivables	77,340	3,549,702
TOTAL	77,340	3,549,702

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 29 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables.

14.	Other Financial Assets

Current
Sundry financial assets	345,961	-
Sundry financial assets (cash held in deposit)	5,234,061	-
	5,580,022	-

Monies received from the sale of the 250,000 tp refinery, withheld for either settlement of claims, see note 19, or to be settled as deferred consideration on settlement of convertible notes, see note 20.

15.	Investments in subsidiaries, unconsolidated entities and associates

(a) Material subsidiaries

The Group’s principal subsidiaries at 30 June 2015 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Oleovest PL and Mission Agro Energy Limited have been deconsolidated from the Group financials with effect from 1 March 2015 pursuant to an agreement with the Groups convertible note holders whom took effective control on that date.

During the financial period the Company acquired 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which in turn owns 20% of FGV Green Energy Sdn, a Malaysian registered Company formed to own the 250,000 tpa refinery sold by the Group during the financial period.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

A	Controlled Entities Consolidated
		Country of Incorporation	Percentage Owned (%)			Ownership interest held by non- controlling interests
			2015		2014	2015	2014	Principal activities
	Parent Entity:
	Mission NewEnergy Limited	Australia
	Subsidiaries of Mission NewEnergy Limited:
	Mission Biofuels Sdn Bhd	Malaysia	100		100			Previously held a biodiesel refinery
	M2 Capital Sdn Bhd	Malaysia	100		-			Holding company for biodiesel refinery investment
	Mission Agro Energy Limited	Mauritius	-	[3]	100			Holding company for India agro business
	Oleovest PL	Singapore	-	[4]	85	-	15	Holding company for Indonesia palm oil business
B.	Unconsolidated entities
	PT Sinergi Oleo Nusantara	Indonesia	-		70	-	30	Palm oil processing
C.	Associates
	Felda Green Energy Sdn Bhd	Malaysia	20		-	80	-	Biodiesel refining

3 The results from operations within this subsidiary have been deconsolidated from 1 March 2015.

4 The results from operations within this subsidiary have been deconsolidated from 1 March 2015.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

(b) Non controlling interests

Set out below is summarised financial information for Oleovest PL whom had a non-controlling interests that was material to the Group. The amounts disclosed are before inter-company eliminations.

Summarised Statement of Financial Position	2015	2014
Current Assets	-	2,971,412
Current Liabilities	-	2,972,854
Current Net Assets	-	(1,442)
Net Assets	-	(1,442)
Accumulated NCI loss	-	(70,864)
Summarised statement of profit or loss and other comprehensive income
Revenue	-	-
Expenses	-	79,282
Total comprehensive income	-	(75,726)
Net profit/(loss) allocated to NCI	-	(16,886)
Dividends paid to NCI	-	-
Summarised cash flows
Cash flows from operating activities	-	(21,879)
Cash flows from investing activities	-	21,835
Cash flows from financing activities	-	-
Net increase/(decrease) in cash	-	(44)

(c) Transactions with non-controlling interests.

The Group has not had any transactions with non-controlling interests during the current and prior financial year.

(d) Unconsolidated entities.

PT Sinergi Oleo Nusantara (PTSON) is an entity in which the Group, through Oleovest Pty Ltd, invested to explore the implementation of a palm oil processing operation. Shortly after incorporation the minority shareholder defaulted on material contractual terms. This matter was taken to arbitration and at the date of this report the arbitration proceedings have been concluded and the joint venture partner has returned the money invested by Oleovest Pl into PTSON.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

(e) Associate entity.

Set out below is the associate of the group as at 30 June 2015 which, in the opinion of the directors, is material to the group. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	Country of Incorporation	Percentage Owned (%)		Nature of relationship	Measurement method	Carrying amount ($)
		2015	2014			2015	2014
FGV Green Energy Sdn Bhd	Malaysia	20	-	Associate	Equity method	3,770,173	-

Summarised statement of	FGV Green Energy Sdn Bhd
comprehensive income	2015	2014
Interest income	351,764	-
Profit from operations	187,553	-
Dividends received	-	-

Summarised balance sheet	FGV Green Energy Sdn Bhd
	2015	2014
Cash and cash equivalents	29,197,747	-
Other current assets	337,653	-
Non-current assets	33,716,894	-
Current liabilities	(1,686,587)	-
Non-current financial liabilities	(42,940,643)	-
Net Assets	18,625,064	-

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

16.	Property Plant and Equipment

	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Asset Under Construction	Total
Cost at 30 June 2013	338	147,585	869,503	115,387	45,565,421	46,698,234
Additions	-	24,365	10,846	-	-	35,211
Foreign Currency Translation	-	(4,187)	(20,528)	-	-	(24,715)
Transferred to Non-current Assets Held for Sale (Current Asset)	-	(24,965)	(6,615)	-	-	(31,580)
Disposal	-	(2,022)	(208)	-	-	(2,230)
Cost at 30 June 2014	338	140,776	852,998	115,387	45,565,421	46,674,920
Additions	-	-	-	-	-	-
Disposal/Impairment	(338)	(140,776)	(840,798)	(115,387)	(45,565,421)	(46,662,720)
Cost at 30 June 2015	-	-	12,200	-	-	12,200

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Accumulated Depreciation and Impairment
	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Asset Under Construction	Total
Accumulated Depreciation and Impairment at 30 June 2013	338	147,585	863,501	115,387	45,565,421	46,692,232
Depreciation for the year (continuing operation)	-	-	7,412	-	-	7,412
Impairment – Refer to note 5	-	22,734	6,602	-	-	29,336
Foreign Currency Translation	-	(29,543)	(27,338)	-	-	(56,881)
Accumulated Depreciation and Impairment at 30 June 2014	338	140,776	850,177	115,387	45,565,421	46,672,099
Depreciation for the year (continuing operation)	-	-	2,874	-	-	-
Impairment/Disposal	(338)	(140,776)	(840,851)	(115,387)	(45,565,421)	(46,672,099)
Accumulated Depreciation and Impairment at 30 June 2015	-	-	12,200	-	-	12,200

Carrying Amounts
At 30 June 2014	-	-	2,821	-	-	2,821
At 30 June 2015	-	-	-	-	-	-

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These relate to the second biodiesel plant (being the 250,000 tpa plant) in Malaysia. At 30 June 2014 the final acceptance of this plant is under dispute and the matter has been referred to arbitration. See note 24 on capital commitments relating to this plant.

17.	Other Assets

CURRENT
	2015	2014
Prepayments	-	129,475
Security Deposits	42,937	92,442
	42,937	221,917

18.	Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	182,128	125,765
Sundry payables and accrued expenses	257,885	-
	440,013	125,765

19.	Provisions

CURRENT
Provision for leave	177,619	149,735
Provision for legal settlements	5,234,060	-
	5,411,679	149,735

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

20.	Financial Liabilities

	2015 $	2014 $
NON-CURRENT
Secured loans	-	-
Convertible Notes (unsecured)
- Nominal value (unsecured)	-	25,383,760
- Equity portion of convertible note	-	(11,690,242)
- Amortisation of equity portion	-	669,954
- Accrued Interest	-	761,514
	-	15,124,986

During the current financial year the full value of the convertible notes was settled from proceeds from the sale of the 250,000 tpa refinery, subject to any deferred payments pending the outcome of claims over cash held in deposit. Refer to Note 14.

	2015	2014
Units	-	390,520
Maturity date	-	31 December 2018
Interest rate per annum	-	6%
Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	-	1 note for 433 ordinary shares
Conversion price	-	$65.00

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

21.	Tax

		2015 $	2014 $
Liabilities
CURRENT
	Current Tax liability / (asset)	-	-
NON-CURRENT
Deferred tax liability comprises:
	Unrealised FX gains	-	-
	Accruals	-	-
	Other	-	-
	Total	-	-

Assets
Deferred tax assets comprise:
	Provisions	-	-
	Transaction costs included in equity	-	-
	Other	-	-
		-	-
Reconciliations
i.	Gross Movements
The overall movement in the deferred tax account is as follows:
	Opening balance	-	-
	(Charge)/credit to statement of profit or loss	-	-
	Foreign currency translation difference	-	-
	Closing balance	-	-

ii.	Deferred Tax Liability
The movement in deferred tax liability for each temporary difference during the year is as follows:
Tax allowances relating to unrealised FX gains:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-
Tax allowances relating to accruals:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-

Other
Opening balance		-	-
Charge to the statement of profit or loss		-	-
Foreign currency translation difference		-	-
Closing Balance		-	-

iii.	Deferred tax assets
The movement in deferred tax assets for each temporary difference during the year is as follows:
Provisions:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-
Transactions costs on equity issue:
	Opening balance	-	-
	(Charged)/Credited directly to equity	-	-
	Closing balance	-	-

Other
	Opening balance	-	-
	Charged/(Credited) to the statement of profit or loss	-	-
	Closing balance	-	-

Deferred tax assets on losses to a value of $1.7 million to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$8.3 million and deferred tax liabilities for temporary differences of $NIL million have not been brought to account.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

22.	Issued Capital

Fully paid ordinary shares (Issued and	2015	2015	2014	2014
authorised)	Number	$	Number	$

At the beginning of reporting period	25,870,275	110,523,197	10,870,275	110,415,197
Ordinary shares issued
May 2014	-	-	15,000,000	108,000
February 2015 - Shares issued pursuant to employee share scheme	15,000,000	-	-	-
SuSub-total	40,870,275	110,523,197	25,870,275	110,523,197
Shares capital reduction pursuant to Shareholder approval[5]	-	(110,000,000)	-	-
At reporting date	40,870,275	523,197	25,870,275	110,523,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

There were no warrants and options in existence at reporting date.

a.	Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to the Remuneration report. At balance date there are no options or performance share schemes in place.

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

The Group has no debt and capital includes ordinary share capital, supported by financial assets.

5 As part of the ongoing restructure of the Group and clean up of the Balance Sheet, Shareholders approved a reduction of accumulated losses through an offset against a reduction of Share Capital.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

23.	Reserves

1.	Share based payments reserve

The share based payments reserve arose on the issue of 150,000 shares to various officers of the Company.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2.	Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.	Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes. These notes were fully settled during the current financial year.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

24.	Capital and Leasing Commitments

	2015 $	2014 $
Operating Lease Commitments
- not later than 12 months	8,303	86,617
- between 12 months and 5 years	-	381,546
- greater than 5 years	-	988,321
	8,303	1,456,484

Mission Biofuels Sdn Bhd has entered into a lease of one office in Kuala Lumpur, Malaysia. The lease expires on 30 April 2016.

Capital Expenditure Commitments

	2015 $	2014 $
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants[6]	-	1,829,666
	-	1,829,666

25.	Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2015.

6 This value was net of late delivery charges and other costs and counter claims the Group believed was eligible to be offset against the completion payments of the second biodiesel plant.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

26.	Segment reporting

Segment Report – 2015	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Discontinued Operations	Total (Continuing and Discontinued Operations)
	2015 $	2015 $	2015 $	2015 $	2015 $
Revenue
Revenue from external customers	-	-	-	-	-
Interest received	2,262	15,645	17,907	-	17,907
Other revenue	999,195	7,245,011	8,244,206	679,364	8,923,570
Total segment revenue	1,001,457	7,260,656	8,262,113	679,364	8,941,477
Employee benefits expense	(200,912)	(1,373,352)	(1,574,264)	-	(1,574,264)
Impairment reversal	26,914,912	-	26,914,912	-	26,914,912
Depreciation and amortisation	-	(2,876)	(2,876)	-	(2,876)
Finance costs	-	(1,814,826)	(1,814,826)	-	(1,814,826)
Other expenses	(3,533,839)	(691,873)	(4,225,712)	260,371	(3,965,341)
Share of net profit of associate accounted for using the equity method	37,510	-	37,510	-	37,510
Segment result before tax	24,219,128	3,377,729	27,596,857	939,735	28,536,592
Income tax expense			(5,497)	-	(5,497)
Net profit before accumulated loss from discontinued operations			27,591,360	939,735	28,531,095
Non-controlling interest			-	(141,202)	(141,202)
Net assets written off from discontinued operations			-	(32,648)	(32,648)
Net profit / (loss) for the year			27,591,360	765,885	28,357,245
Non-current Segment assets	3,769,200	973	3,770,173	-	3,770,173
Total Segment assets	9,506,177	3,115,071	12,621,248	-	12,621,248
Segment liabilities	(5,478,468)	(377,224)	(5,851,692)	-	(5,851,692)
Acquisitions of property, plant and equipment	-	-	-	-	-

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Segment Reporting - 2014

	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Jatropha and Power Generation (India) (Discontinued Operations)	Refining (Malaysia) (Discontinued Operations)	Total (Continuing and Discontinued Operations)
	2014 $	2014 $	2014 $	2014 $	2014 $	2014 $
Revenue
Revenue from external customers	-	-	-	140,021	-	140,021
Interest received	-	1,231	1,231	-	-	1,231
Other revenue	4,942	9,677,413	9,682,355	-	714,411	10,396,766
Total segment revenue	4,942	9,678,644	9,683,586	140,021	714,411	10,538,018
Employee benefits expense	(175,040)	(1,201,663)	(1,376,703)	-	(168,289)	(1,544,992)
Impairment	(255,410)	(107,822)	(363,232)	114,063	204,152	(45,017)
Depreciation and amortisation	-	(7,412)	(7,412)	-	-	(7,412)
Finance costs	-	(4,862,648)	(4,862,648)	(56,044)	-	(4,918,692)
Other expenses	(2,748,939)	(933,569)	(3,682,508)	(60,464)	(1,029,956)	(4,772,928)
Segment result before tax	(3,174,447)	2,565,530	(608,917)	137,576	(279,682)	(751,023)
Profit/loss from ordinary activities before income tax			(608,917)	137,576	(279,682)	(751,023)
Income tax expense			-	-	(13,527)	(13,527)
Net profit before accumulated loss from discontinued operations			(608,917)	137,576	(293,209)	(764,550)

Net assets written off from discontinued operations			-	(268,865)	(60,702)	(329,567)
Net profit / (loss) for the year			(608,917)	(131,289)	(353,911)	(1,094,117)

Non-current Segment assets	633,056	3,368,600	4,001,656	155,441	78,608	4,235,705
Non-current Segment assets – Assets held for sale	-	-	-	1,858,171	-	1,858,171
Total Segment assets	677,845	3,371,421	4,049,266	2,015,009	78,608	6,142,883
Segment liabilities	56,772	15,343,714	15,400,486	1,746,144	17,907	17,164,537
Acquisitions of property, plant and equipment	35,780	4,231	40,011	-		40,011

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Segment reporting accounting Policies

The Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

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

Intersegment Transfers

Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments

The Group had one key business segment, being biodiesel, which is located in Malaysia

27.	Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit (Loss) after Income Tax	2015 $	2014 $	2013 $
Profit / (Loss) after income tax before non-controlling interests	4,187,192	(608,917)	10,773,777
Loss for the year from discontinued operations	-	-	(716,894)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	2,874	7,412	6,822
Depreciation of plant and equipment – discontinued operations	-	-	144,068
Interest accrued	870,703	761,514	136,785
Gain on the settlement/restructure of Convertible Note	(7,245,011)	(9,671,893)	(7,748,485)
Amortisation of Equity portion of Convertible Note	944,123	3,199,884	3,394,324
Provision for employee benefits	27,883	13,555	31,429
Impairment of assets	-	29,336	(12,174,134)
Share based payment	150,000	-	-
Impairment of inventories	-	-	680,302
Impairment of receivables and loans	672,510	333,896	404,736
Net cash (used in) operating activities before change in assets and liabilities	(389,726)	(5,935,213)	(5,067,270)

Change in assets and liabilities
(Increase) / decrease in receivables	3,123,545	-	617,842
(Increase) / decrease in inventories	-	-	373,840
(Increase) / decrease in other assets	(17,268)	136,959	82,287
(Increase) / decrease in deferred tax and current tax	52	(11)	24,753
Increase / (decrease) in creditors and accruals	316,172	22,491	(1,030,891)
Foreign Currency Adjustments	(3,581,046)	2,398,277	1,284,747
	(158,545)	(3,377,497)	1,352,578
Cash generated by discontinued operations	939,735	432,037	-
Cash generated / (used in) operations	391,464	(2,945,460)	(3,714,692)

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Cash flows included above from discontinued operations (being the Indonesian Palm Oil segment and the Mauritian holding company) are a net operating cash generation of $0.9 million (primarily from the gain on settlement of arbitration proceedings) for the period ended 30 June 2015 ($0.02 million loss for 30 June 2014).

There were no non-cash investing activities during the reported periods.

Credit Standby Facilities with Banks and Funding Sources

	2015 $	2014 $
Loan facilities	-	5,297,171
Amount utilised	-	-
	-	5,297,171

28.	Related Parties

There were no transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

29.	Financial Instruments

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, other financial assets, accounts payable, and loans to and from subsidiaries.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented. In addition the group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

Fair value of financial instruments

	Carrying amount $	Fair Value $	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	3,150,776	3,150,776	-	-	-
Receivables (Current)	77,340	77,340	-	-	-
Financial liabilities
Trade and other payables	440,013	440,013	-	-	-
Current loans	-	-	-	-	-
Non-current loans	-	-	-	-		-

The fair value measurements are shown by level of the following fair value measurement hierarchy:

•	Level 1 - quoted prices (unadjusted) in active markets for identical as-sets or liabilities
•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Interest rate risk

Interest rate risk is managed with floating rate deposits.

Group sensitivity

At 30 June 2015, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

-	Effect on post tax profit – A$ Nil lower/higher (2014: A$ Nil lower/higher)
-	Equity would have been – A$ Nil lower/higher (2014: A$ Nil lower/higher)

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2015, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 24,563 lower/ A$ 148,500 higher (2014: A$ 38,104 lower/ A$46,571 higher)

Profit and Loss would have been – A$ 24,563 lower/ A$ 148,500 higher (2014: A$ 38,104 lower / A$ 46,571 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

The following table sets out the credit quality of financial assets:

	2015 $	2014 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+	3,037,914	451,953
P-2	112,862	-
	3,150,776	451,953
Other financial assets
Counterparties with external credit rating (Standard and Poors)
A-1+	-	-
P-2	5,580,022	-
	5,580,022	-

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

	2015 $	2014 $
Receivables
Counterparties without external credit rating
Group 1	77,340	3,549,653

Group 1 receivables relate receivables under a cost award where proceeds were received in the following financial year.

Commodity Risk

As there was no inventory held as at 30 June 2015, the Group has no exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2015	2014	2015	2014
	$	$	%	%
Financial Assets:
Cash and cash equivalents	3,150,776	451,953	2.00%	2.35%
Other financial assets	5,580,022	-	-	-
Loans and Receivables	77,340	3,549,653	-	-
	8,808,138	4,001,606

Financial Liabilities summarised by contractual maturity:

Floating Interest Rate – less than 6 months	-	-	-	-
Floating Interest Rate - 6 to 12 months	-	-	-	-
Fixed Interest Rate – 6 to 12 months	-	-	-	-
Non Interest Bearing	-	-	-	-
Total Current Debt	-	-

Non-current debt

Floating Interest Rate (1 to 3 Years)	-	-
Floating Interest Rate (4 to 5 Years)	-	-
Fixed Interest Rate (1 to 3 Years)	-	15,124,986	-	6.0%
Fixed Interest Rate (4 to 5 Years)	-	-
Total Non-Current Debt	-	15,124,986

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

30.	Parent entity information

	2015	2014
Information relating to Mission NewEnergy Limited:	$	$
Current assets	6,845,637	3,362,796
Total assets	6,846,610	3,365,617
Current liabilities	(377,214)	(218,728)
Total liabilities	-	(15,124,987)
Net asset surplus / (deficit)	6,469,396	(11,978,098)
Issued capital	418,635	110,418,635
Opening Retained loss	(138,994,472)	(136,047,883)
Share based payments reserve	150,000	4,907,496
Convertible notes reserve	-	11,690,242
Total shareholders’ equity	(6,469,396)	(11,978,098)
Profit / (Loss) of the parent entity	26,339,390	1,193,978
Total comprehensive income of the parent entity	26,339,390	1,193,978

Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2015.

31.	Events occurring after the reporting period

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

On 5 August 2015 the Company announced that the ongoing dispute with KNM Process Systems Sdn Bhd (KNM) has been amicably settled. The material terms of the settlement are that Mission will pay to KNM A$4m, being the amount put aside by Mission upon the sale of Mission’s 250,000 tpa refinery in February 2015, pursuant to a consent order agreed to by Mission and KNM earlier. Both parties have agreed to withdraw all other claims and counter claims and will discontinue all legal actions against each other.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

32.	Non-current assets held for sale and discontinued operations

During the current financial year Mission Agro Energy Limited, and Oleovest PL have been deconsolidated from the Group financials with effect from 1 March 2015 due to an effective change in control as a result of a settlement agreement with convertible note holders. Included in discontinued operations is the reversal of the asset impairment on sale of the 250,000 tpa refinery, a gain on conclusion of the sale and a provision raised for legal settlement of matters related to the refinery.

During the previous financial year Mission Biofuels India PL and Mission Biotechnologies Sdn Bhd were treated as discontinued operations.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations	2015 $	2014 $	2013 $
Revenue	679,364	854,432	368,875
Cost of materials	-	-	(87,391)
Depreciation	-	-	(144,068)
Gain on sale of assets	991,354	-	-
Legal settlement	(5,211,269)	-	-
Impairment reversal – non-current assets[7]	27,586,572	-	(350,299)
Net Impairment – current assets	-	318,214	(53,164)
Other expenses and FX gains	260,371	(1,258,709)	(218,579)
Finance Costs	-	(56,044)	(232,088)
Income tax expense	-	(13,527)	-
Net assets written off on deconsolidation	(32,648)	(329,566)	-
Net gain / (loss) from discontinued operations	24,273,744	(485,200)	(716,894)
Net gain / (loss) from discontinued operations attributable to non-controlling interests	(141,202)	-	-
Net gain / (loss) from discontinued operations attributable to members of the parent	24,132,542	(485,200)	(716,894)

The assets in this disposal group were deconsolidated during the current financial period.

7 The assets were impaired in fiscal year ending June 30, 2010.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

33.	Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy Limited Head Office Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.

Malaysia	Mission Biofuels Sdn Bhd A-5-10 Empire Tower SS 16/1 47500 Subang Jaya Selangor, Malaysia

34.	Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2015 (including comparatives) were approved by the Board of Directors on 31 August 2015.

Dato’ Nathan Mahalingam

Director

