Form 20-F
period 2016-06-30
Mission NewEnergy Ltd
filed 2016-10-31
CIK 1463471

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

-	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2016
OR
-	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
-	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2016: 40,870,275 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☒
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

The following table sets out relevant conversion measures for Mission NewEnergy’s business:

1 Tonne                  =       2,204.6226 Pounds biodiesel
1 Tonne                  =       1.1023 Tons (short) biodiesel
1 Tonne                  =       298 Gallons biodiesel
1 Tonne                  =       7.4 Barrels biodiesel
1 Barrel                  =       42 Gallons biodiesel

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2014, 2015 and 2016 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●
our beliefs regarding the design, technology, operation and maintenance of our associatesí refinery;
o
our beliefs regarding increased demand for our associatesí refined product;
o
our associatesí ability to procure a sufficient supply of raw materials, in particular, suitable and cost competitive feedstocks;
o
our beliefs regarding the competitiveness of our associatesí products;
o
our beliefs regarding the advantages of our business model;
o
our expectations related to our ongoing restructure;
●
our expectations regarding the scaling and expansion or reduction of our associatesí production capacity;
●
our expectations regarding our associatesí ability to procure customers and expand them;
●
our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our associatesí production volumes;
●
our beliefs regarding our and our associatesí ability to successfully implement strategies;
●
our beliefs regarding our and our associatesí abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;
●
our future business development, results of operations and financial condition;
●
the effects of weather;
●
government regulatory and industry certification, approval and acceptance of our associatesí product and its derivatives; and
●
government policymaking and incentives relating to renewable fuels.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
Selected Financial Data.
The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2016, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.
Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2016, 2015 and 2014 and the balance sheet data as at June 30, 2016 and 2015 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2013 and 2012 and the balance sheet data as at June 30, 2014, 2013, and 2012 have been derived from our audited financial statements that are not included in this annual report.

	2016 US$(1)	2016 A$	2015 A$	2014 A$	2013 A$	2012 A$
Income Statement data:
Total sales revenue	-	-	-	-	169	27,543
Total other income	31	42	7,271	9,684	8,244	10,659
Cost of sales	-	-	-	-	(368)	(26,153)
Employee benefits expense	(795)	(1091)	(1,574)	(1,377)	(1,618)	(3,221)
Other income/ (expenses)	(852)	(1,169)	311	(4,053)	8,375	(9,012)
Finance costs	-	-	(1,815)	(4,863)	(4,048)	(3,243)
Profit/(loss) from operations before income tax	(1,617)	(2,218)	4,193	(609)	10,754	(3,427)
Income tax (expense)/ benefit	(1)	(1)	(6)	-	20	(16)
Profit/(loss) from continuing operations	(1,618)	(2,219)	4,187	(609)	10,774	(3,443)
Share of net profit of associate accounted for using the equity method	(80)	(110)	37	-	-	-
Profit/(loss) for the year from discontinued operations	-	-	24,133	(485)	(717)	(2,755)
Net Profit / (loss)	(1,698)	(2,329)	28,357	(1,094)	10,057	(6,198)
Profit/(loss) attributable to non-controlling interests	-	-	-	17	(14)	68
Profit/(loss) attributable to members of the parent	(1,698)	(2,329)	28,357	(1,077)	10,043	(6,130)
Basic and diluted earnings / (loss) per share (2)	(0.04)	(0.06)	0.91	(0.08)	0.96	(0.69)
Weighted average ordinary number of shares outstanding	40,870,275	40,870,275	31,253,837	13,377,124	10,481,820	8,919,299
Balance Sheet data:
Total current assets	1,874	2,522	8,851	4,002	5,486	7,682
Total assets	4,586	6,171	12,621	4,049	20,105	10,703
Total current liabilities	1,045	1,406	5,852	276	31,051	3,929
Total non-current liabilities	-	-	-	15,125	1,558	31,215
Total liabilities	1,045	1,406	5,852	15,400	32,609	35,144
Retained earnings/ (accumulated losses)	2,257	3,037	5,366	(141,618)	(136,188)	(140,377)
Total equity	3,541	4,765	6,770	(11,351)	(12,504)	(24,441)
Other financial data:
Dividends per share	—	—	—	—	—	—

(1)
The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2016, which exchange rate was A$1.00 = US$0.7432. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2015 to June 30, 2016 which was A$1.00 = US$0.7289. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(2)
Net (loss)/profit per ordinary share — basic and diluted is calculated as net loss or net profit for the period divided by adjusted weighted average number of ordinary shares outstanding for the same period.

Exchange Rate Information
The Australian dollar is convertible into U.S. dollars at freely floating rates. There are no legal restrictions on the flow of Australian dollars between Australia and the United States.
For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 30, 2016, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.7432. On September 30, 2016, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = U.S $ 0.7667.
We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.
The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At PeriodEnd	AverageRate (1)	High	Low
Fiscal year ended June 30,
2012	1.0236	1.0323	1.1026	0.9453
2013	0.9165	1.0272	1.0591	0.9165
2014	0.9427	0.9186	0.9705	0.8715
2015	0.7704	0.8365	0.9488	0.7566
2016	0.7432	0.7289	0.7817	0.6855
Month ended
April 30, 2016	0.7612	0.7664	0.7817	0.7504
May 31, 2016	0.7242	0.7318	0.7641	0.7184
June 30, 2016	0.7432	0.7401	0.7598	0.7225
July 31, 2016	0.7599	0.7529	0.7632	0.7453
August 31, 2016	0.7519	0.7629	0.7717	0.7516
September 30, 2016	0.7667	0.7591	0.7676	0.7470
October 30, 2016 (through October 21, 2016	0.7597	0.7613	0.7715	0.7545

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

We incurred an operating loss for the year ended June 30, 2016 of A$2.3 million (2015: A$28.3 million profit), we have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. The previous year’s profit is primarily as a result of a reversal of a previous impairment of a refinery to a value of A$27.6 million upon the sale of our 250,000 tpa refinery. Net cash used by operating activities was A$2.1 million (2015: A$0.39 million generated in operating activities). At balance date, the current assets less current liabilities were A$1.1 million (2015: A$3.0 million) and the net assets were A$4.8 million (2015: A$6.8 million).

At June 30, 2016, the Company has current liabilities of A$1.4 million, primarily stemming from a provision for a legal settlement at period end. This liability is specifically supported by other receivables of A$1.1 million.

The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity or debt, generating positive cash flows from existing or new operations, and/or realising cash through the sale of assets. These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.
Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:
●
raise additional funding through debt and/or equity;
●
generate positive cash flows from existing or new operations; and
●
realise cash through the sale of assets.
Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

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

The operations of the refinery are exposed to significant risks, including:

●
failure of equipment or processes;
●
operator or maintenance errors;
●
labor disruptions;
●
extended and unscheduled interruptions to production;
●
accidents; and
●
damage to equipment and disaster whether arising from the actions or omissions by the joint venture’s employees or from external factors.

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

In 2016, our earnings from our investment into FGV Green Energy was NIL due to the shut-down of the refining operations in previous financial years. In February 2015, we concluded the sale of our 250,000 tpa refinery to the joint venture company, in which we hold a 20% interest. We did not receive any dividends from our investment into the joint venture company which purchased our refinery in 2015. The historic revenue contracts have since expired, and we cannot assure you that the joint venture company will be able to source new customers and establish and maintain long-term relationships with such customers. If the joint venture company is unable to source new customers, we may not be issued any earnings dividend and our results of operations could be adversely affected.

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

With the refinery currently being planned to be retrofitted with new technology, such non-operation may result in significant costly technical and mechanical delays if the decision were made to restart production.

An increase in cost or an interruption in the supply of feedstock to the refinery may inhibit production and adversely affect our financial performance.

The operation of the refinery is dependent on the ability of the joint venture company to procure substantial quantities of suitable quality feedstock.

At this time, the refining operation is planned to be retrofitted with new technology. However, should the refinery return to operations, the failure to procure a sufficient supply of raw materials satisfying quality, quantity and cost requirements in a timely manner could impair its ability to produce product or could increase costs. Any interruption to the supply of suitable quality feedstock may result in disruptions in production or reduced output, which may materially and adversely affect the joint venture company’s financial performance, which may be unable to issue us dividends.

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

Given the volatility of profit margins on biodiesel production due to fluctuations in commodity pricing for palm oil and associated products and the value of the finished product, we did not historically produce biodiesel unless we had a committed contract customer willing to accept pricing based on our cost of purchasing feedstock and earning a positive margin from refining. The refinery is currently planned to be retrofitted with new technology, and the joint venture company currently has no customers and no visibility on its ability to attract customers.

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

The joint venture company may not be able to perform under any new offtake agreements, given that its refinery is currently planned to be retrofitted with new technology. Additionally, any changes in legislation in the local jurisdiction of the off-taker may prohibit such sales, including into the United States.

The joint venture company may be unable to sell biodiesel if the planned retrofit does not proceed.
The joint venture company may not be able to produce and sell biodiesel and make a profit if the planned retrofit does not proceed due to economic or other considerations.

The joint venture company’s inability to meet margin calls on hedged positions would adversely affect its financial condition.

To maximize and protect the profitability of the offtake agreement, the joint venture company may enter into hedging positions to protect against commodity risk. Upon entering the hedging positions and the inherent volatility in the commodity markets, it will likely be required to make margin call payments from time to time. Inability to meet such margin calls would adversely affect the financial condition and financial performance of the joint venture company.

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

The retrofit and operation of the biodiesel refinery will include contracts for the supply of proprietary systems, over which such suppliers have intellectual property that they have licensed to the joint venture company. This intellectual property includes the operating procedures and technical schematics of the retrofit to the biodiesel refinery, which are required to operate and maintain the plants. The unauthorized use or the infringement by the joint venture company of another person’s intellectual property right may adversely affect its financial performance and in turn our financial performance.

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

The joint venture company’s revenues and expenditures are potentially denominated in a number of currencies, including U.S. dollars, Euros, Australian dollars, Indonesian rupiah, and Malaysian Ringgit. In addition our future earnings, which may be in the form of dividends, are likely to be earned in Malaysian Ringgit, and we hold cash in U.S. dollars to fund operations. Historically, we have experienced losses due to un-hedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have no foreign currency hedging arrangements currently in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

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

●
general economic and market conditions;
●
conditions in energy markets;
●
credit availability from banks or other lenders for us and our industry peers;
●
investor confidence in the industry;
●
the operation of the refinery;
●
our financial performance;
●
our levels of indebtedness; and
●
ability to meet any ASX listing rule requirements.

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
We may need to look beyond the energy sector for new revenue generating projects which may require shareholder approval and may require re-compliance with the Australian Securities Exchange listing rules.

Risks Related to Our Industry

A decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of the joint venture company’s biodiesel.

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of inputs, such as palm oil (or other) feedstock, is greater than the price of biodiesel in the market, the joint venture company will be unable to make profitable sales and production would likely be halted. We did not operate the refinery in fiscal years 2016, 2015 and 2014 due to shut down of the refinery. We only operated the refinery for the six months in fiscal 2012 and nine months in fiscal 2011 due to negative spreads that existed between the potential sales price of biodiesel and the input costs to produce the biodiesel. Since selling the refinery to the joint venture company earlier this year, the refinery has remained shut down. Declines in the pricing of biodiesel relative to the cost of the inputs for production may cause the joint venture company to continue the halt in production in the future, which may materially and adversely affect the joint venture company’s performance.

The biodiesel industry is a relatively new industry and its continued development is subject to a number of risks and obstacles.

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

●
gelling at lower temperatures than petroleum diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks;
●
potential water contamination that can complicate handling and long-term storage;
●
reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommendations against the use of biodiesel or high percentage biodiesel blends;
●
potentially reduced fuel economy due to the lower energy content of biodiesel as compared with petroleum diesel;
●
development of alternative fuels and energy sources may reduce the demand for biodiesel; and
●
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
We may not be able to continue to have our shares actively traded on alternative stock markets
Our ordinary shares are currently traded on the ASX, wherein any change in ASX’s policy or position as it relates to either the continue quotation or continued authorization to trade company securities may adversely effect the ability to trade the Company’s securities.
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

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2016. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

Our ordinary shares are quoted in Australian dollars on the ASX and in U.S. dollars on the OTC Markets Pink Sheets. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally remained depreciated against the U.S. dollar. Any continuation of this trend may affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed.

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

We have incurred the following capital expenditures over the last three fiscal years:

	2016	2015	2014
	A$’000	A$’000	A$’000
Biodiesel refinery	-	-	-
Land & buildings	-	-	-
IT systems & office equipment	3	-	35
Vehicles & sundry equipment	-	-	-

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

Overview

Mission NewEnergy now owns a 20% share in a joint venture company which intends to be a producer of biodiesel and wholesale biodiesel distribution, focused on the government mandated markets of the United States, Europe and Malaysia. The biodiesel refinery is currently shut down and reviewing options for a planned retrofit with new technology to enable the production with alternative feedstock.

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
Biodiesel Conversion Process
The biodiesel conversion process (transesterification) shown in the diagram below is based on the Benefuels technology planned to be retrofitted to the 250,000 tpa refinery.
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

The following chart shows actual sales production and utilization of the refining complex.

	2014	2015	2016
Production (tons)	NIL	NIL	NIL
Capacity Utilization	NIL	NIL	NIL

All previous contracts with customers have expired.

Refining By-product Sales

When we owned our own refineries, we historically sold our glycerin and fatty acid distillates ex works into the immediate cash payment and delivery market.

Summary of Historic Sales

The tables below outline our historic sales by country and by product:

Indian Operations:
Description	Fiscal Year Ended June 30, 2014	Fiscal Year Ended June 30, 2015	Fiscal Year Ended June 30, 2016
	Indian Rupees ’000
Agricultural Income	-	-	-
Wind Mill electricity generation	8,299	-	-
Crude Jatropha Oil	-	-	-
Others	-	-	-
Total	8,299	-	-

The Indian operations were closed down and treated as discontinued operations from the June 30, 2014 financial year.

Malaysian Operations:
Description	Fiscal Year Ended June 30, 2014	Fiscal Year EndedJune 30, 2015	Fiscal Year EndedJune 30, 2016
Malaysian Ringgit
Biofuels	-	-	-
Pure Glycerin	-	-	-
Crude Glycerin	-	-	-
PFAD	-	-	-
Crude Jatropha Oil	-	-	-
Total	-	-	-

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

●
Scale.  Considerable refining capacity to attract long term significant offtake agreements.
●
Pricing.   A producer’s ability to set pricing of products and the ability to use economies of scale to secure competitive cost advantages to be able to price biofuels below prevailing oil prices.
●
Technology.   A producer’s ability to produce biodiesel and by-products efficiently and to utilize low cost raw materials.
●
Sustainability.   Bearing in mind social responsibility towards the environment, a producer’s ability to produce biodiesel from sustainable feedstock.
●
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

C.
Organizational Structure.

Our principal subsidiaries at 30 June 2016 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Set forth below is the organizational structure of Mission NewEnergy:

Mission NewEnergy Limited
Corporate Structure

Date: June 2016

Mission NewEnergy Limited
(Australia)
100%
100%
Mission Biofuels Sdn Bhd
(Malaysia)
M2 Capital Sdn Bhd
(Malaysia)
20%
Felda Green Energy Sdn Bhd
(Malaysia)

Oleovest PL and Mission Agro Energy Limited were deconsolidated from the Group financials with effect from March 1, 2015 pursuant to an agreement with the Group’s convertible note holders who took effective control on that date.

During the prior financial period, the Company acquired 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which in turn owns 20% of FGV Green Energy Sdn, a Malaysian registered Company formed to own the 250,000 tpa refinery sold by the Group during that financial period. Mission Biofuels Sdn Bhd is 100% owned and is now the Malaysian administrative entity.

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D.
Property, Plant and Equipment.

We own a 20% stake in a joint venture company that owns a biodiesel production facility (with a lease for the underlying land) that is located at Port Kuantan, Malaysia.

The following is further information about the facility:

Biodiesel Facility	Site area(Acres)	Total Capacity (1) (million gallonsper year)	Capacity Utilization (2)(percentage)	Commissioning Date
250,000 tpa refinery owned by FGV Green Energy Sdn Bhd	6.0	75	0%	Planned to be retrofitted with new technology
(1)	Nominal operating capacity.
(2)	The total tonnage produced during this period was NIL tonnes and the operating nameplate capacity is 75 million gallons for the entire period.

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

During fiscal 2016, we made a net loss of A$2.3 million (2015: A$28.4 million profit). The profit in the 2015 fiscal year is primarily as a result of a reversal of a previous impairment of the refinery to a value of A$27.6 million upon the sale of our 250,000 tpa refinery. We recognized revenues of A$0.04 million (A$7.3 million in fiscal 2015). The income in fiscal 2015 was predominately comprised of a gain on the settlement and restructure of our convertible notes. During the 2015 fiscal year, we materially completed our restructuring commenced in 2012, which included the sale of our refinery assets and subsequent settlement of all debt facilities and convertible note liabilities. In addition, the long standing dispute with the EPCC contractor was settled in August 2015, and as of the date of this report, we have no non-current liabilities. The existing investment in the joint venture company is expected to earn the Group dividends in the future. The Group continues to look for new opportunities that are synergistic to the current investment in biofuels, or for projects in new market segments with the intention of generating positive operating revenues for the Group. If the existing investment or new ventures do not generate sufficient revenue to fund the ongoing operating costs of the business, and if we are unable to achieve our business strategies and objectives, we may need to raise further equity or loan capital for the business.

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

Our significant accounting policies are more fully described in the notes to our audited consolidated financial statements included elsewhere in this annual report. However, critical accounting policies that affect our more significant judgments and estimates used in the preparation of our financial statements are set forth below.

Principles of Consolidation
The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.
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

Recently issued accounting pronouncements
There are no recently issued accounting pronouncements that have had any material impact to the financial reported position of the Company.

Comparison of Results of Operations

Fiscal 2016 compared with fiscal 2015

Revenue. Revenue decreased by A$7.1 million (99% reduction) from A$7.2 million in fiscal 2015 to A$0.04 million in fiscal 2016, principally as a result of a gain from period to period realised from the settlement of convertible notes completed in fiscal 2015.
There was no revenue generated from sales of product in these periods due to the refinery having been shutdown and sold.

Cost of sales. (being material feedstocks, inputs and raw materials). Nil due to non-operation of the refinery during this period.

Expenses. Total expenses decreased by A$0.8 million (27% decrease) from A$3.1 million in fiscal 2015 to A$2.3 million in fiscal 2016 principally due to a reduction in legal fees due to the settlement of the legal matters early in fiscal year 2016. Employee benefits expenses decreased A$0.5 million from A$1.6 million in fiscal 2015 to A$1.1 million in fiscal 2016 primarily as a result of the continued Group restructure and cost management. Foreign currency losses increased by A$3.6 million from a gain in fiscal 2015 of A$3.2 million to a loss in fiscal 2016 of A$0.3 million, primarily as a result of non cash fair valuation of intercompany loans. Other expense decreased by A$1.4 million from A$2.0 million in fiscal 2015 to A$0.6 million in fiscal 2016 primarily due to the reduction in legal costs.

Finance cost
Finance costs reduced by A$1.8m from A$1.8 million in fiscal 2015 to Nil in fiscal 2016 as a result of the settlement of the convertible loan debt in fiscal 2015.

Income tax.   Income tax expense decreased by A$4,700 from A$5,500 in fiscal 2015 to an expense of A$844 in fiscal 2016.

Discontinued operations.   The gain from discontinued operations reduced by A$24.1 million in fiscal 2015 to NIL in fiscal 2016 as there were no discontinued operations in fiscal 2016. The positive result in fiscal 2015 is primarily as a result of the reversal of impairment on the sale of the 250,000 tpa refinery, with the profit shown in discontinued operations.

Loss for the year.   As a result of the foregoing, fiscal 2016 registered a loss for the year of A$2.3 million, an decrease of A$30.7 million from A$28.4 million profit in fiscal 2015.

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

B.
Liquidity and Capital Resources.

Overview
Our operations have been financed primarily from the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2014.
	2016 A$’000	2015 A$’000	2014A$’000
Net cash (used in) provided by operating activities	(2,078)	391	(2,946)
Net cash provided by investingactivities	330	19,692	10,981
Net cash (used in) financingactivities	-	(17,731)	(8,960)
Effect of exchange rate changes on cash held in foreign currency	(2)	347	(43)
Net movement in cash and cash equivalents	(1,750)	2,699	(968)
Cash and cash equivalents at the beginning of the year	3,151	452	1,420
Cash and cash equivalents at the end of the year	1,401	3,151	452

Fiscal 2016 compared with fiscal 2015

Net cash used in operating activities is as a result of ongoing operating costs with limited group revenue.
Net cash inflow from investing activities is primarily as a result of an inflow from a release of a retention deposit relating to the sale of the 250,000 tpa refinery which was sold in fiscal year 2015.
There were NIL financing activities in fiscal year 2016.

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

Other material commitments

In fiscal 2015, the Group’s 250,000 tpa refinery was sold and A$5.2 million was required to be withheld pending the outcome of legal proceedings. Provision was made on the Balance Sheet for these liabilities, with the majority being settled post June 30, 2015.

Warrants

There are no outstanding warrants.

C.
Research and Development, Patents and Licenses, etc.

Our expenditure on research and development was Nil in fiscal years 2016, 2015 and 2014.

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

We do not have any contractual commitments at June 30, 2016.

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

Name	Age	Position
Datuk Zain Yusuf	76	Chairman
Dato’ Nathan Mahalingam	58	Chief Executive Officer and Director
Guy Burnett	48	Chief Financial Officer, Director and Company Secretary
Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor	66	Director
Mohd Azlan	55	Director
James Garton	39	Director and Head of Corporate Finance/Mergers and Acquisitions

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

Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor (Tan Sri Anwar). Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements. His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom. Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di-Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US. Most recently he was appointed as a Senator to the Upper House of Malaysia.

                 Mr. Mohd Azlan bin Mohammed. Mr Mohd Azlan is currently the Managing Director of Wasco Oilfield Services Sdn Bhd, which is principally involved in the provision of oil and gas services internationally. Wasco is a subsidiary of Bursa Malaysia listed Wah Seong Corporation Berhad and also sits on the board of its various subsidiaries. He is also the Chairman of Indra Technology Solutions Malaysia Sdn Bhd, a subsidiary of Indra Sistemas, S.A. of Spain. In May 2015, Mohd Azlan was appointed as Independent Chairman of Multi-Purpose Generali Insurans Bhd, a leading Malaysian insurance company.

                 James Garton. Mr. Garton Mr. Garton has over 15 years experience in corporate finance, working in nvestment banking. Mr Garton has been Head of Corporate Finance and Mergers and Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets with Australian firm BBY Limited. Before BBY, Mr. Garton worked in private equity with the Australian advisory firm Investment Capital Limited.

Family Relationships

There are no family relationships between any directors or executive officers of Mission NewEnergy.

Arrangements

There are no known arrangements or understandings with any major shareholders, customers, suppliers or others pursuant to which any of our officers or directors was selected as an officer or director of Mission NewEnergy.

B.
Compensation.

In fiscal year 2016, the aggregate remuneration we paid and that accrued to our directors and senior management was A$0.9 million.

2016	Salary	Non-cash Benefits	Long-term Bonus $	Share based payments $	Post-employment Super Contribution	Total
Non-Executive Directors
Datuk Zain Yusuf	55,000	-	-	-	-	55,000
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	35,000	-	-	-	333	35,333
Mohd Azlan	35,000	-	-	-	333	35,333
Total Non-executive Directors	125,000	-	-	-	666	125,666
Dato’ Nathan Mahalingam	290,000	3,782	-	-	-	293,782
Mr. Guy Burnett	216,319	10,429	-	-	20,900	247,648
Mr. James Garton	200,000	-	-	-	19,000	219,000
TOTAL KEY MANAGEMENT PERSONNEL	831,319	14,211	-	-	40,566	886,096

2015			Long-term	Share based payments	Post-employment
	Salary	Non-cash Benefits	Bonus1	$	Super Contribution2	Total
Non-Executive Directors
Datuk Zain Yusuf	42,500	-	-	-	-	42,500
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	24,000	-	-	-	184	24,184
Mohd Azlan	19,000	-	-	-	144	19,144
Total Non-executive Directors	85,500	-	-	-	328	85,828
Dato’ Nathan Mahalingam	291,625	-	50,000	50,000	-	391,625
Mr. Guy Burnett	216,121	3,879	50,000	50,000	20,900	340,900
Mr. James Garton3	200,000	-	50,000	50,000	19,000	319,000
TOTAL KEY MANAGEMENT PERSONNEL	793,246	3,879	150,000	150,000	40,228	1,137,353

Share Based Compensation Plans
At the date of this report, the Group has no Share Based Compensation Plans.
During fiscal year 2015, the Group settled a material retention bonus for executives in the form of cash and fifteen million ordinary shares (as approved by shareholders at the annual meeting held on October 27, 2015). The issue of shares was accounted for as a share based payment with the expense reflected in employee costs.

Performance Rights
At the date of this annual report, the Group has no Performance Right Plans and there were no performance rights issued in fiscal years 2014, 2015 and 2016.

Options
At the date of this annual report, the Group has no Option Plans and there were no options issued in fiscal years 2014, 2015 and 2016.

Retirement Benefits
All employees employed by Mission NewEnergy and its subsidiaries belong to appropriate retirement schemes for each jurisdiction in which it operates. All such employee retirement schemes are defined contribution schemes and thus no amounts are required to be set aside by us to meet any future retirement benefit obligations.

1 Being the market value of the 5,000,000 ordinary shares issued in lieu of cash owed
2 Superannuation is a mandatory retirement plan for employees in Australia.
3 Mr. Garton was appointed as a Director on 1 July 2014.

C.
Board Practices.

Role of the Board of Directors

The Board of Mission is responsible for setting the Company’s strategic direction and providing effective governance over Mission’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board’s key responsibilities are to:

●
chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;
●
keep updated about the Group’s business and financial status;
●
provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;
●
appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Managing Director/Group Chief Executive Officer, the Company Secretary and the Finance Director/Chief Financial Officer;
●
exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities; and
●
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

●
Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,
●
Maintaining selection criteria that does not indirectly disadvantage people from certain groups,
●
Providing equal employment opportunities through performance and flexible working practices,
●
Maintaining a safe working environment and supportive culture by taking action against inappropriate workplace and business behavior that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimization),
●
Promoting diversity across all levels of the business,
●
Undertaking diversity initiatives and measuring their success,
●
Regularly surveying our work climate, and
●
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

An evaluation procedure in relation to the Board, individual directors and Company executives was completed during the 2016 financial year. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual director was required to self assess his performance and discuss the results with the Chairman. Individual directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).

A similar process for review of committees was undertaken during the 2015 and 2014 financial year.

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

●
the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and
●
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

●
the Audit and Risk Management Committee; and
●
the Remuneration and Nomination Committee.

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

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

●
Mission’s financial reporting, internal control structure and risk management systems’;
●
the internal and external audit functions; and
●
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

Messrs. Tan Sri Anwar (Chairman), Mohd Azlan and Datuk Zain Yusuf are members of the Audit and Risk Management Committee. The two independent non-executive members of the Audit and Risk Management Committee satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board’s responsibilities relating to the nomination and selection of directors and the compensation of the Company’s executives and directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

●
ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new directors to the Board; and
●
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

Messrs. Datuk Zain Yusuf (Chairman), Tan Sri Anwar, and Mohd Azlan are members of the Remuneration and Nomination Committee.

We have a remuneration policy that sets out the terms and conditions for the Managing Director and other senior executives.

Mission Advisor to the Board

Dato’ Mohamed Nizam bin Abdul Razak is an advisor to the Board. Dato’ Nizam Razak, a Malaysian, was attached to Bumiputra Merchant Bankers Bhd, an investment bank, from 1981 to 1984 and to PB Securities Sdn Bhd, a stockbroking firm from 1984 to 1998. He is an independent and Non-Executive Director of Yeo Hiap Seng Limited and Mamee-Double Decker (M) Sdn Bhd. He also serves on the board of several private limited companies engaged in a wide range of activities and is actively involved in several charitable foundations such as Noah Foundation, National Children Welfare Foundation, Yayasan Cemerlang, Yayasan Rahah and Yayasan Wah Seong. In March 2012, he was appointed Pro-Chancellor of University Tun Abdul Razak and in July 2013, he was appointed Chancellor of Unitar International University. In the past he has held directorships in companies involved in a wide range of activities such as banking, insurance, mutual funds, steel, auto parts manufacturing, health care, IT, retail and food production. Dato’ Nizam graduated in 1980 with a Bachelor of Arts (Oxon) degree in Politics, Philosophy and Economics from the Oxford University, United Kingdom.

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

D.
Employees.

As of June 30, 2016, we had approximately 6 employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia
Finance, legal and other administrative functions	0	2	4
Engineering, operations, R&D and information systems	0	0	0

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2013	-	2	6	2
2014		2	6	-
2015	-	2	5	-
2016	-	2	4	-

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

Insurance

We have insurance policies covering all normal aspects of our business in line with industry practices and the current state of operations.

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

E.
Share Ownership.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 40,870,275 as of October 6, 2016 by:

●
each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;
●
each of our directors;
●
each of our named executive officers; and
●
all of our current directors and executive officers as a group.

	Number ofShares	% of issued ordinary shares
Principal Shareholders
Muralidhar Menon	5,000,000	12.23%
Kajaintharan Sithambaran	5,000,000	12.23%
Directors and Executive Officers:
Dato’ Nathan Mahalingam (1)	5,612,956	13.73%
James Garton	5,112,051	12.51%
Guy Burnett	5,112,001	12.51%
Datuk Zain Yusuf	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	—	—
Mohd Azlan Bin Mohammed (2)	5,000,000	12.23%
All directors and executive officers as a group

(1)	Includes 492,957 shares held by Mission Equities Sdn Bhd., a company which Dato’ Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, owns.
(2)	Held by Karisma Inegrasi Sdn Bhd, which Mohd Azlan controls and is considered the beneficial owner of the shares it holds.

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

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:
●	Muraldir Menon, Kajaintharan Sithambaran and Karisma Integrasi Sdn Bhd were each issued 5,000,000 shares on April 30, 2014.
●	Nathan Mahalingam, James Garton and Guy Burnett were each issued 5,000,000 shares on February 19, 2015.
As of October 22, 2016, we had forty two holders of record in the United States with a combined holding of 4,046,471 shares, representing 9.9% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”
B.
Related Party Transactions.

Other than as disclosed below, from July 1, 2014 through to June 30, 2016, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence. Refer to note 28 of the financial statements included at the end of this report for details of any related party transactions.

Loans

From time to time, we have made loans to or received loans from our wholly owned subsidiaries, including M2 Capital Sdn Bhd and Mission Biofuels Sdn Bhd. Loans are repaid where possible and are given on interest free terms. These inter-company loans are eliminated on consolidation.

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

Legal Proceedings

We are not involved in any significant legal proceedings.

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

Item 9. The Offer and Listing

A.
Offer and Listing Details.

	OTC Markets Pink Sheets		NASDAQ		ASX
	High	Low	High	Low	High	Low
Fiscal year ended	US$	US$	US$	US$	$A	$A

June 30, 2016	0.06	0.02	-	-	0.04	0.03
First Quarter (through Sept 27)
June 30, 2016
First Quarter	0.06	0.03	-	-	0.07	0.04
Second Quarter	0.06	0.02	-	-	0.06	0.03
Third Quarter	0.06	0.02	-	-	0.04	0.03
Fourth quarter	0.04	0.02	-	-	0.04	0.03
June 30, 2015
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.02	0.01	-	-	0.01	0.01
Third Quarter	0.16	0.01	-	-	0.26	0.001
Fourth quarter	0.12	0.03	-	-	0.15	0.04
June 30, 2014
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.06	0.01	-	-	0.05	0.01
Third Quarter	0.03	0.01	-	-	0.03	0.01
Fourth quarter	0.02	0.01	-	-	0.01	0.01
Month ended
April 2016	0.04	0.02	-	-	0.04	0.03
May 2016	0.04	0.02	-	-	0.04	0.03
June 2016	0.04	0.03	-	-	0.04	0.03
July 2016	0.06	0.02	-	-	0.04	0.03
August 2016	0.02	0.02	-	-	0.04	0.04
September 2016	0.04	0.03	-	-	0.06	0.03
October 2016 (through October 2 2016)	0.03	0.03	-	-	0.06	0.04
Fiscal year ended June 30,
2016	0.07	0.02	-	-	0.07	0.03
2015	0.12	0.04	-	-	0.15	0.04
2014	0.02	0.01	-	-	0.01	0.01
2013	0.02	0.02	-	-	0.05	0.05
2012	0.07	0.06	-	-	0.08	0.07

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

●
by a foreign person, as defined in the Foreign Acquisitions and Takeovers Act, or associated foreign persons which would result in such persons having an interest in 15% or more of the issued shares of, or control of 15% or more of the voting power in, an Australian company; and

●
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

Generally, and without limitation, a person will have a relevant interest in securities if they:

●	are the holder of the securities;

●	have power to exercise, or control the exercise of, a right to vote attached to the securities; or

●	have the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).
If at a particular time a person has a relevant interest in issued securities and the person:

●	has entered or enters into an agreement with another person with respect to the securities;

●	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or

●	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities,
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

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

●	when the acquisition results from the acceptance of an offer under a formal takeover bid;

●	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;

●	when shareholders of the company approve the takeover by resolution passed at general meeting;

●
an acquisition by a person if, throughout the 6 months before the acquisition, that person, or any other person, has had voting power in the company of at least 19% and as a result of the acquisition, none of the relevant persons would have voting power in the company more than 3 percentage points higher than they had 6 months before the acquisition;

●	as a result of a rights issue;

●	as a result of dividend reinvestment schemes;

●	as a result of underwriting arrangements;

●	through operation of law;

●	an acquisition which arises through the acquisition of a relevant interest in another listed company;

●	arising from an auction of forfeited shares; or

●	arising through a compromise, arrangement, liquidation or buy-back.

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

In this section, a “U.S. holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States for U.S. federal income tax purposes;

●
a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
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

If we are a PFIC for any taxable year during which a U.S. holder holds ordinary shares, any “excess distribution” that the holder receives and any gain realized from a sale or other disposition (including a pledge) of such ordinary shares will be subject to special tax rules, unless the holder makes a mark-to-market election or qualified electing fund election as discussed below. Any distribution in a taxable year that is greater than 125% of the average annual distribution received by a U.S. holder during the shorter of the three preceding taxable years or such holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

●
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

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%4. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

4 Note that this is subject to proposed legislation to remove the discount for non-resident shareholders with effect from May 8, 2012.

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

Credit Risk

There is no credit risk for receivables at June 30, 2016 in the refining operations.

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

Group sensitivity

At June 30, 2016, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on cash and cash equivalent – A$ 0.2 million lower/ A$0.02 million higher (2015:A$ 0.02 million lower/ A$0.15 million higher)

Profit and Loss would have been – A$ 0.2 million lower/ A$0.02 million higher (2015:A$ 0.2 million lower/ A$0.15 million higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Interest Rate Risk

Interest rate risk has historically been managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The group has no debt at June 30, 2016.

Group sensitivity

At 30 June 2016, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;
●     Effect on post tax profit – A$2,500 lower/higher (2015: A$ Nil lower/higher)
●     Equity would have been – A$2,500 lower/higher (2015: A$ Nil lower/higher)

Commodity Risk

As there was no inventory held as at June 30, 2016, the Group has no exposure to market prices of input costs into the production of biodiesel.

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
The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2016 based upon criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2016, the Company’s internal control over financial reporting was effective.
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

Item 16C. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2016 and 2015 were A$61,000 and A$50,000, respectively.

All other Fees. A$0 and for the fiscal year ending 2016 and A$0 in fiscal year 2015.

Tax Fees. The Company shows a tax return totaling A$5,500 during the fiscal year ended June 30, 2015 due to a recovery of an over provision of tax paid. The Company incurred fees totaling A$0 during the fiscal year ended June 30, 2015.

Audit-Related Fees. A$0 and for the fiscal years ending 2016 and 2015.

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

8.1*	List of Subsidiaries.
12.1*	Certification of Chief Executive Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.
12.2*	Certification of Chief Financial Officer pursuant to Rule 13(a)-14(a) of the Securities Exchange Act of 1934, as amended.
13.1*
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

Date: October 31, 2016
By:
/s/ Guy Burnett
Name:
Guy Burnett
Title:
Chief Financial Officer and Company Secretary

Tel: +8 6382 4600 Fax: +8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITORS’ REPORT
BOARD OF DIRECTORS MISSION NEWENERGY LIMITED

We have audited the accompanying consolidated financial position of Mission NewEnergy Limited as of June 30, 2016, 2015 and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for the years ended June 30, 2016, 2015 and 2014. These financial statements are the responsibility of the consolidated entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited at June 30, 2016 and 2015 and the results of its operations and its cash flows for each the years in the three year period ended June 30, 2016, 2015 and 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Emphasis of matter regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that the consolidated entity will continue as a going concern. As described in Note 2 to the consolidated financial statements, the consolidated entity has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other matter
Without modifying our opinion, we draw attention to Note 2 in the financial report which describes conditions that give rise to the existence of a material uncertainty about the consolidated entity’s carrying value of its investment in Associate.

 BDO Audit (WA) Pty Ltd
Wayne Basford
Director
Perth, 31st day of October 2016
BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation otehr than for the acts or omissions of finacial services licencees.

FINANCIAL STATEMENTS TABLE OF CONTENTS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2016

	Note	2016	2015	2014
		$	$	$
Other income	6	41,960	7,270,759	9,683,586
Total revenue		41,960	7,270,759	9,683,586
Director and Employee benefits expense	7a	(1,090,634)	(1,574,264)	(1,376,703)
Net foreign exchange (losses)/gains		(339,576)	3,240,119	(2,402,664)
Consultants’ expenses		(9,301)	(16,333)	(1,047)
Impairment of receivable		-	(671,660)	(363,232)
Regulatory expenses		(28,645)	(67,589)	(61,577)
Travel expenses		(188,092)	(175,320)	(172,842)
Rental expenses		(17,039)	(10,136)	(1,990)
Other expenses	7b	(586,192)	(1,985,187)	(1,042,388)
Depreciation and amortisation expenses		(175)	(2,874)	(7,412)
Finance Cost – amortisation		-	(944,123)	(3,199,884)
Finance Costs		-	(870,703)	(1,662,764)
(Loss)/Profit before income tax		(2,217,694)	4,192,689	(608,917)
Income tax expense	8	(844)	(5,497)	-
(Loss)/Net Profit before non-controlling interest		(2,218,538)	4,187,192	(608,917)
Share of net (loss)/profit of associate accounted for using the equity method	20	(110,007)	37,510	-
Gain/(loss) for the year from discontinued and deconsolidated operations	30	-	24,132,542	(485,200)
(Loss)/Profit for the year after tax		(2,328,545)	28,357,244	(1,094,117)
Profit/(Loss) is attributable to:
Owners of Mission NewEnergy Ltd		(2,328,545)	28,357,244	(1,077,231)
Non-controlling interests		-	-	(16,886)
		(2,328,545)	28,357,244	(1,094,117)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	9	(0.06)	0.13	(0.05)
Diluted (loss)/earnings per share (dollars)	9	(0.06)	0.13	(0.05)
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	9	(0.06)	0.91	(0.08)
Diluted earnings/(loss) per share (dollars)	9	(0.06)	0.91	(0.08)

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2016

	2016	2015	2014
	$	$	$
Profit/(Loss) for the period	(2,328,545)	28,357,244	(1,094,117)
Other comprehensive income
Items that will be realised through profit or loss:
Exchange differences on translating foreign operations	324,255	(2,485,775)	3,281,567
Exchange loss on deconsolidation of discontinued operation	-	-	(211,580)
Other comprehensive (loss)/income for the period net of tax	324,255	(2,485,775)	3,069,987
Total comprehensive income for the period	(2,004,290)	25,871,469	1,975,870
Attributable to non-controlling equity interests	-	-	(16,886)
Attributable to owners of the parent	(2,004,290)	25,871,469	1,958,984
Comprehensive (loss)/income from Continuing Operations	(2,004,290)	1,738,927	1,820,016
Comprehensive income from Discontinued Operation	-	24,132,542	130,968

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2016

	Note	2016	2015
		$	$
Current Assets
Cash and cash equivalents	10	1,400,538	3,150,776
Trade and other receivables	11	1,117,594	5,657,362
Other assets	13	4,166	42,937
Total current assets		2,522,298	8,851,075

Non-Current Assets
Property, plant and equipment	12	2,455	-
Investments accounted for using the equity method	20	3,646,211	3,770,173
Total non-current assets		3,648,666	3,770,173
Total Assets		6,170,964	12,621,248
Current Liabilities
Trade and other payables	14	104,157	440,013
Short-term provisions	15	1,301,541	5,411,679
Total current liabilities		1,405,698	5,851,692
Net Assets		4,765,266	6,769,556

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Contd.

	Note	2016	2015
		$	$
Equity
Issued capital	17	523,197	523,197
Reserves	18	1,204,799	880,544
(Accumulated profits)		3,037,270	5,365,815
Non-controlling Interests	20	-	-
Total Equity		4,765,266	6,769,556

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2016
	Ordinary Share Capital	Retained Earnings	Share Based Payments Reserve	Foreign Currency Translation Reserve	Convertible Notes Reserve	Non-controlling Interests	Total
	$	$	$	$	$	$	$
Balance as at 30 June 2014	110,523,197	(141,617,611)	4,907,496	3,216,319	11,690,242	(70,864)	(11,351,221)
Profit after income tax expense for the year	-	4,187,192	-	-	-	-	4,187,192
Share of net profit of associate accounted for using the equity method	-	37,510	-	-	-	-	37,510
Discontinued operations	-	24,132,542	-	-	-	-	24,132,542
Discontinued operations - NCI	-	70,338	-	-	-	(70,338)	-
Other Comprehensive (loss) for the period	-	-	-	(2,485,775)	-	-	(2,485,775)
Total Comprehensive Income		28,427,582	-	(2,485,775)	-	(70,338)	25,871,469
Settlement of series 4 con note debt	-	3,648,348	-	-	(11,690,242)	-	(8,041,894)

Share capital reduction via accumulated losses offset4	(110,000,000)	110,000,000	-	-	-	-	-
Share based payment	-	-	150,000	-	-	-	150,000
Share based payment reserve cleared	-	4,907,496	(4,907,496)	-	-	-	-
Balance as at 30 June 2015	523,197	5,365,815	150,000	730,544	-	-	6,769,556
Loss after income tax expense for the year	-	(2,328,545)	-	-	-	-	(2,328,545)
Other Comprehensive income for the period	-	-	-	324,255	-	-	324,255
Total Comprehensive Income	-	(2,328,545)	-	324,255	-	-	(2,004,290)
Balance as at 30 June 2016	523,197	3,037,270	150,000	1,054,799	-	-	4,765,266

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

4 The share capital reduction does not affect the number of fully paid ordinary shares on issues by the Company.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2016

	Note	2016 $	2015 $	2014 $
Cash Flows From Operating Activities
Receipts from customers		-	3,840,439	666,081
Payments to suppliers and employees		(2,118,136)	(3,461,059)	(2,500,167)
Interest received		41,347	17,529	1,231
Finance costs		-	-	(1,112,595)
Income tax paid		(844)	(5,445)	(10)
Net cash generated / (used in) operating activities	19	(2,077,633)	391,464	(2,945,460)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(2,618)	-	(35,211)
Proceeds and deposit from sale of assets		-	28,894,946	11,024,194
Release of performance bond and deposits		-	20,843	(1,688)
Settlement payment of legal dispute		(4,040,886)	-	-
Amounts released/(placed) on deposit for legal dispute		4,040,886	(5,105,051)	-
Asset sale retention deposit released / (placed)		332,333	(354,610)	-
Payments for investment in Associate		-	(3,731,689)	-
Cash balance from deconsolidated operations	30	-	(32,648)	(6,517)
Net cash provided from investing activities		329,715	19,691,791	10,980,778

Cash Flows From Financing Activities
Proceeds of shre issue (net of costs)		-	-	108,000
Proceeds from borrowings		-	-	303,479
Repayments of borrowings		-	(17,730,983)	(9,371,693)
Net cash (used) by financing activities		-	(17,730,983)	(8,960,214)
Net Increase (Decrease) In Cash And Cash Equivalents		(1,747,918)	2,352,272	(924,896)
Cash and cash equivalents at beginning of the financial year		3,150,776	451,953	1,419,617
Effects of exchange rate fluctuations of cash held in foreign currencies		(2,320)	346,551	(42,768)
Cash And Cash Equivalents At End Of Financial Year	10	1,400,538	3,150,776	451,953

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

HOW NUMBERS ARE CALCULATED

This section provides additional information about those individual line items in the financial statements that the Directors consider most relevant in the context of the operations of the entity, including:

(a) information and accounting policies that are relevant for an understanding of the items recognised in the financial statements. Accounting policies specific to an item of disclosure are included with that disclosure in these Financial Statements,
(b) analysis and sub-totals, including segment information,
(c) information about estimates and judgements made in relation to particular items.

1.
Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

●
listed on the ASX (MBT) with its operations in Malaysia;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia, which will be retrofitted to produce biodiesel from lower cost feedstock. This investment is equity accounted and classified as an associate within these financial statements with a carrying value of $3.6 million (note 20).
●
Following the legal settlement in the prior year. Mission has a receivable of $1,114,830 ($920,000USD) this amount when collected will be used to settle the liability owing of $1,114,830 (note 15) It is anticipated that funds will flow to the Group, and be paid out within 12 months.

2.
Basis of preparation

Statement of compliance

The financial statements of the consolidated group have been prepared in accordance with the requirements of the Corporations Act 2001, International Accounting Standards and other authoritative pronouncements of the International Accounting Standards Board (IASB). These financial statements also comply with Australian Accounting Standards and Interpretations as issued by the Australian Accounting Standards Board (AASB). Compliance with International Accounting Standards results in full compliance with the International Financial Reporting Standards (IFRS) as issued by the IASB. Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

These accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs. All amounts shown are in Australian dollars ($A) unless otherwise stated.

Significant matters

Going concern

The Group realised a net operating loss for the year ended 30 June 2016 of $2,328,545, and incurred net cash outflows from operating activities of $2,077,633. At 30 June 2016 the Group had net working capital of $1,116,600.

The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity or debt, generating positive cash flows from existing or new operations, and/or realising cash through the sale of assets.

These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
raise additional funding through debt and/or equity;
●
generate positive cash flows from existing or new operations; and
●
realise cash through the sale of assets.

Should the Group not be able to continue as a going concern, it may be required to realise its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

Carrying value of investment in associate

Felda Global Ventures Holdings Bhd (FGVD), which own 60% of FGV Green Energy Sdn Bhd (FGVGE), in which the Group holds a 20% stake (see note 20). FGVD through FGV capital is also the primary funder of FGV Green Energy’s project to refurbish the 250,000 tpa refinery.
FGVGE is currently in the process of assessing whether it will continue to retrofit the 250,000 tpa refinery and this assessment includes:

●
Assessing the expected costs of the refurbishment to install the new technology to the refinery to enable it to produce Biodiesel using lower quality, and hence generally cheaper cost feedstock;
●
Assessment of the forecast profitability of the refinery given current oil prices, feedstock prices and government incentives;
●
Assessment of financing options for the refurbishment of the refinery which is currently made up of equity injected by each shareholder and interim funding from FGV Capital; and
●
Finalising a sales off-take agreement.

FGVGE is currently pursuing options to refinance the existing loan from FGV Capital with third party debt financiers.

The Board of FGVGE will make a decision as to whether to continue with the project once all the above activities have been finalised. It is estimated that this assessment will be completed within the next 6-9 months.

Should the ongoing analysis indicate FGVGE is not willing to progress the project, it could result in an impairment of the Group’s investment in the Associate company.

The Group’s investment in associate is recorded at $3,646,211, please refer to note 20. At the date of signing this financial report, no decision has been finalised.

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

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

●
Refining operations (20% investment in Associate) - Malaysian Ringgit
●
Other – Australian Dollar.

The Board of Directors approved this financial report on 28 September 2016.

3.
New, revised or amending Accounting Standards and Interpretations adopted
The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the AASB and IASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have a material impact on the financial performance or position of the consolidated entity.
Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

4.
New Accounting Standards and Interpretations not yet mandatory or early adopted
The Group is currently assessing the impact of the following standards, amendments to standards, and interpretations that are not yet effective and have not been early adopted:
Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)
In May 2014, the IASB published amendments to IFRS 11 “Joint Arrangements,” which provides new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments require the acquirer in such acquisitions to apply all of the principles on business combinations accounting in IFRS 3 “Business Combinations” and other IFRSs except for those principles that conflict with the guidance in IFRS 11. The amendments are effective for annual periods beginning on or after January 1, 2016 and are not expected to have a material impact on the Group’s consolidated financial statements.
Clarification of Acceptable Methods of Depreciation and Amortisation (Amendments to IAS 16 and IAS 38)
In May 2014, the IASB published amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendments are effective for annual periods beginning on or after January 1, 2016 and are not expected to have a material impact on the Group’s consolidated financial statements.
Equity Method in Separate Financial Statements (Amendments to IAS 27)
In August 2014, the IASB published the narrow-scope amendments to IAS 27 “Separate Financial Statements” to allow an entity to use the equity method to account for investments in subsidiaries, joint ventures and associates in its separate financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016 and are not expected to have a material impact on the Group’s consolidated financial statements.
Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)
In September 2014, the IASB issued the narrow-scope amendments to IFRS 10 and IAS 28 “Investments in Associates and Joint Ventures” to address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The effective date of applying the amendments was January 1, 2016 when they were originally issued, however, in December 2015, the IASB issued Effective Date of Amendments to IFRS 10 and IAS 28 to remove the effective date and indicated that a new effective datewill be determined at a future date when it has finalized revisions, if any, that result from its research project on the equity accounting. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Annual Improvements to IFRSs 2012-2014 Cycle
In September 2014, the IASB issued Annual Improvements to IFRSs 2012-2014 Cycle, which is a collection of amendments to four IFRSs. The IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRSs that will not be included as part of any other project. The amendments are effective for annual periods beginning on or after January 1, 2016 and are not expected to have a material impact on the Group’s consolidated financial statements.
Disclosure Initiative (Amendments to IAS 1)
In December 2014, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are designed to statements. The amendments are effective for annual periods beginning on or after January 1, 2016.
Recognition of Deferred Tax Assets for Unrealized Losses (Amendments to IAS 12)
In January 2016, the IASB issued narrow-scope amendments to IAS 12 “Income Taxes” to clarify the requirements on recognition of deferred tax assets for unrealized losses related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
Disclosure Initiative (Amendments to IAS 7)
In January 2016, the IASB issued amendments to IAS 7 “Statement of Cash Flows,” which require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including changes from cash flows and non-cash changes. The amendments are effective for annual periods beginning on or after January 1, 2017.
IFRS 15 “Revenue from Contracts with Customers”
In May 2014, the IASB published IFRS 15 “Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions thatwere not previously addressed comprehensively and improves guidance for multiple-element arrangements. In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which clarifies some requirements and provides additional transitional relief for entities that are implementing the standard. The effective date of applying IFRS 15 was January 1, 2017 when it was originally issued, however, in September 2015, the IASB issued Effective Date of IFRS 15 (Amendments to IFRS 15), which defers the effective date to annual periods beginning on or after January 1, 2018. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
IFRS 9 “Financial Instruments”
In July 2014, the IASB published IFRS 9 “Financial Instruments,” which is the comprehensive standard to replace IAS 39. The standard contains the following new requirements for classification and measurement of financial assets and liabilities, impairment of financial assets and hedge accounting:
●
Classification and measurement. The standard requires all financial assets to be classified into three categories, namely, amortized cost, fair value through other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVPL”), based on the business model within which they are held and their contractual cash flow characteristics. A financial asset is measured at amortized cost if the asset is held within a business model whose objective is to hold the asset in order to collect contractual cash flows, and the asset’s contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets are measured at FVOCI if they are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and SPPI requirements are met. Any financial assets that do not meet the criteria of amortized cost or FVOCI should be classified as FVPL. The standard also requires financial assets that contain embedded derivatives to be classified in their entirety rather than being subject to bifurcation requirements. The standard maintains most of the requirements in IAS 39 regarding the classification and measurement of financial liabilities. However, with the new requirements, if an entity chooses to measure a financial liability at fair value, the amount of change in its fair value that is attributable to changes in the credit risk of that liability will be presented in other comprehensive income, rather than in profit or loss.
●
Impairment. The standard introduces the expected credit loss model, which is a new model for the recognition of impairment losses, to replace the incurred credit loss model in IAS 39. Under the expected credit loss model, an entity is required to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a more timely basis. An expected credit loss model will result in the recognition of impairment losses earlier than an incurred loss model.
●
Hedge Accounting. The standard introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The hedge accounting requirements in IFRS 9 align hedge accounting more closely with risk management and establish a more principle-based approach to hedge accounting.
The standard is effective for annual periods beginning on or after January 1, 2018. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.
Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)
In June 2016, the IASB issued narrow-scope amendments to IFRS 2 “Share-based Payment” to clarify how to account for certain types of share-based payment transactions. The amendments are effective for annual periods beginning on or after January 1, 2018. The Group is currently evaluating the potential impact that the adoption of the amendments will have on its consolidated financial statements.
IFRS 16 “Leases”
In January 2016, the IASB published IFRS 16 “Leases,” which sets out the principles for the recognition, measurement, presentation and disclosure of leases, replacing IAS 17 “Leases.” The standard introduces a single lessee accounting model and eliminates the classification of leases as either operating leases or finance leases, requiring a lessee to recognize assets and liabilities. A lessor continues to classify its leases as operating leases or finance leases, and to account for them differently. The standard is effective for annual periods beginning on or after January 1, 2019. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

5.
Segment reporting

Segment Report – 2016	Biodiesel Refining	Corporate	Total
	2016 $	2016 $	2016 $
Revenue
Revenue from external customers	-	-	-
Interest received	12,881	28,336	41,217
Other income	731	12	743
Total segment revenue	13,612	28,348	41,960
Employee benefits expense	(96,008)	(79,065)	(175,073)
Executive Directors benefits expense	(39,995)	(749,900)	(789,895)
Non-Executive Directors benefits expenses	-	(125,666)	(125,666)
Depreciation and amortisation	(175)	-	(175)
Finance costs	-	-	-
Other expenses	(867,092)	(301,753)	(1,168,845)
Share of net loss of associate accounted for using the equity method	(110,007)	-	(110,007)
Segment result before tax	(1,099,665)	(1,227,118)	(2,327,701)
Income tax expense			(844)
Net (loss) for the year			(2,328,545)

Non-current Segment assets	3,648,666	-	3,648,666
Total Segment assets	5,069,833	1,101,131	6,170,964
Segment liabilities	(1,114,920)	(290,778)	(1,405,698)
Acquisitions of property, plant and equipment	2,455	-	2,455

	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Discontinued Operations	Total (Continuing and Discontinued Operations)
	2015 $	2015 $	2015 $	2015 $	2015 $
Revenue
Interest received	2,262	15,645	17,907	-	17,907
Other revenue	7,841	7,245,011	7,252,852	1,670,718	8,923,570
Total segment revenue	10,103	7,260,656	7,270,759	1,670,718	8,941,477
Employee benefits expense	(200,912)	(1,373,352)	(1,574,264)	-	(1,574,264)
Net foreign exchange gain	3,176,908	63,211	3,240,119	260,371	3,500,490
Impairment reversal	-	-	-	27,586,572	27,586,572
Depreciation and amortisation	-	(2,874)	(2,874)	-	(2,874)
Legal settlement	-	-	-	(5,211,269)	(5,211,269)
Finance costs	-	(1,814,826)	(1,814,826)	-	(1,814,826)
Other expenses	(2,171,141)	(755,084)	(2,926,225)	-	(2,926,225)
Share of net profit of associate accounted for using the equity method	37,510	-	37,510	-	37,510
Segment result before tax	852,468	3,377,731	4,230,199	24,306,392	28,536,599
Income tax expense			(5,497)	-	(5,497)
Net profit before accumulated loss from discontinued operations			4,224,703	24,306,392	28,531,102
Non-controlling interest			-	(141,202)	(141,202)
Net assets written off from discontinued operations			-	(32,648)	(32,648)
Net profit for the year			4,224,703	24,132,542	28,357,244

	Biodiesel Refining (Continuing Operations)	Corporate	Consolidated (Continuing Operations)	Discontinued Operations	Total (Continuing and Discontinued Operations)
	2015 $	2015 $	2015 $	2015 $	2015 $
Non-current Segment assets	3,769,200	973	3,770,173	-	3,770,173
Total Segment assets	9,506,177	3,115,071	12,621,248	-	12,621,248
Segment liabilities	(5,478,468)	(377,224)	(5,851,692)	-	(5,851,692)
Acquisitions of property, plant and equipment	-	-	-	-	-

Accounting Policies: Segment reporting

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

Intersegment Transfers: There are no intersegment transfers.

Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
Revenue
	2016 $	2015 $	2014 $
Other Income
Interest revenue	41,217	17,907	1,231
Gain on settlement and restructure of convertible notes	-	7,245,011	9,671,893
Sundry income	743	7,841	10,462
Total Other Income	41,960	7,270,759	9,683,586

The Company successfully settled the Series 4 Convertible Notes during the prior period, which resulted in a non-cash gain.

Accounting policy: Revenue Recognition

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

7.
Expenses
	2016 $	2015 $	2014 $
7a) Employee costs
Wages and Salaries	1,041,974	1,369,926	1,329,564
Contribution to defined contribution plans	48,660	54,338	47,137
Share based payment	-	150,000	-
	1,090,634	1,574,264	1,376,703

Accounting policy: Share Based Payments The fair value of employee share based payments is measured using the share price on grant date.

7b) Other expenses:
Audit fees	66,748	53,096	80,308
Computer maintenance & consumables	6,114	5,670	3,415
Communication expenses	28,773	40,209	47,462
Insurance costs	91,138	149,578	170,359
Legal fees	152,961	1,372,921	374,356
Plant sale and operating costs	188,185	293,384	290,470
Other administrative costs	52,273	70,329	97,272
Total	586,192	1,985,187	1,042,388

8.
Income Tax
	2016 $	2015 $	2014 $
a. The components of tax expense comprise
Current tax	(844)	(5,497)	-
Deferred tax	-	-	-
	(844)	(5,497)	-
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	(2,217,694)	4,192,689	(608,917)
Gain / (Loss) for the year from discontinued operations	-	24,132,542	(155,634)
Total Gain / (Loss) for the year	(2,217,694)	28,357,244	(764,551)
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	(665,308)	8,549,724	(229,365)
Adjusted for:
Tax effect of:
● losses not brought to account	664,464	(480,747)	120,395
● Impairment of non-assessable item	-	(8,074,474)	108,970
	(844)	(5,497)	-
Add:
Over provision for income tax in prior year	-	-	-
Income tax attributable to entity	(844)	(5,497)	20,020

The applicable weighted average effective current tax rate is as follows:	0%	0%	0%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test. Refer to note 17 for further disclosures on deferred tax assets and liabilities.

9.
Earnings per share

a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	(2,328,545)	28,357,244	(1,077,231)
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	(2,328,545)	4,187,192	(608,917)
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	31,253,837	13,377,124
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	31,253,837	13,377,124

Accounting policy: Earnings per share

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

10.
Cash and cash equivalents
	2016 $	2015 $
Cash at bank and in hand	271,158	1,033,903
Short-term bank deposits	1,129,380	2,116,873
	1,400,538	3,150,776

See note 23, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Accounting policy: Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

11.
Trade and Other Receivables
	2016 $	2015 $
CURRENT
Sundry financial assets	-	345,961
Receivable – sales proceeds withheld	1,114,830	5,234,061
Other receivables	2,764	77,340
TOTAL	1,117,594	77,340

The Receivable – Sales proceeds withheld, relates to a portion of the proceeds from the sale of the 250,000 tp refinery withheld to be settled as deferred consideration on settlement of convertible notes previously owed (see note 15).

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of assumptions and estimates. Please refer to note 22 for a discussion around credit risk, provisioning and age analysis of financial assets.

12.
Property Plant and Equipment

	Land and Building	Office Equipment	IT	Motor Vehicle	Asset Under Construction	Total
Cost at 30 June 2014	338	140,776	852,998	115,387	45,565,421	46,674,920
Additions	-	-	-	-	-	-
Disposal/Impairment	(338)	(140,776)	(840,798)	(115,387)	(45,565,421)	(46,662,720)
Cost at 30 June 2015	-	-	12,200	-	-	12,200
Disposals			(2700)			(2700)
Additions	-	-	2,630	-	-	2,630
Cost at 30 June 2016	-	-	12,130	-	-	12,130
Accumulated Depreciation and Impairment at 30 June 2014	338	140,776	850,177	115,387	45,565,421	46,672,099
Depreciation for the year	-	-	2,874	-	-	2,874
Impairment	(338)	(140,776)	(840,851)	(115,387)	(45,565,421)	(46,662,773)
Accumulated Depreciation and Impairment at 30 June 2015	-	-	12,200	-	-	12,200
Disposals			(2,700)			(2,700)
Depreciation for the year	-	-	175	-	-	175
Accumulated Depreciation and Impairment at 30 June 2016	-	-	9,675	-	-	9,675
Carrying Amounts
At 30 June 2015	-	-	-	-	-	-
At 30 June 2016	-	-	2,455	-	-	2,455

Accounting policy: Property, Plant and Equipment

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

Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements. Computer equipment is depreciated at 20% - 33%.

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

13.
Other Assets

CURRENT
	2016	2015
Security Deposits	4,166	42,937
	4,166	42,937
14.
Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	55,069	182,128
Sundry payables and accrued expenses	49,088	257,885
	104,157	440,013

15.
Provisions

CURRENT
Provision for leave	186,711	177,619
Provision for legal settlements	1,114,830	5,234,060
	1,301,541	5,411,679

The Provision for legal settlement, relates to a portion of the proceeds from the sale of the 250,000 tpa refinery withheld to be settled as deferred consideration on settlement of convertible notes previously owed (see note 11).

16.
Tax

At both period ends the Group has not recognised any current or deferred tax liabilities or assets.
Deferred tax assets on losses to a value of $2.9 million to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$1.2 million.

Accounting Policy: Income Tax

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

17.
Issued Capital

Fully paid ordinary shares (Issued and authorised)
	2016 Number	2016 $	2015 Number	2015 $
At the beginning of reporting period	40,870,275	523,197	25,870,275	110,523,197
Ordinary shares issued
February 2015 - Shares issued pursuant to employee share scheme	-	-	15,000,000	-
SuSub-total	40,870,275	523,197	40,870,275	110,523,197
Shares capital reduction pursuant to Shareholder approval	-	-	-	(110,000,000)
At reporting date	40,870,275	523,197	40,870,275	523,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held. At shareholder meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

There were no warrants, performance rights or options in existence at reporting date.

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the current and prior financial year, refer to the Remuneration report.

Accounting policy: Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

18.
Reserves
1.
Share based payments reserve

The share based payments reserve arose in the prior financial year on the issue of 150,000 shares to various officers of the Company. There was no share based payment in the current financial year.

2.
Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.
Convertible Notes Reserve

The Convertible Notes reserve was used to record the equity component, less the cost of issue, of the convertible notes. These notes were fully settled during the prior financial year.

Refer to the Statement of Changes in Equity for a reconciliation of movements in these reserves.

19.
Cash Flow Information
Reconciliation of Cash Flow from Operations with Profit (Loss) after Income Tax	2016 $	2015 $	2014 $
Profit / (Loss) after income tax before non-controlling interests	(2,328,545)	28,357,244	(608,917)
Non cash flows in profit / (loss)			7,412
Depreciation of plant and equipment – continued operations	175	2,874	-
Gain from discontinued and deconsolidated operations	-	(24,132,542)	-
Share of net loss/(profit) of associate	110,007	(37,510)	76,114
Interest accrued	-	870,703
Gain on the settlement/restructure of Convertible Note	-	(7,245,011)	(9,671,893)
Amortisation of Equity portion of Convertible Note	-	944,123	3,199,884
Provision for employee benefits	9,094	27,883	13,555
Impairment of assets	-	-	29,336
Share based payment	-	150,000	-
Impairment of receivables and loans	-	672,510	333,896
Net cash (used in) operating activities before change in assets and liabilities	(2,209,269)	(389,726)	(5,935,213)

Change in assets and liabilities
Decrease in receivables	75,730	3,123,545	-
(Increase) / decrease in other assets	36,022	(17,268)	136,959
Decrease / (Increase) in deferred tax and current tax	-	52	(11)
Increase in creditors and accruals	(325,926)	316,172	22,491
Foreign Currency Adjustments	345,810	(3,581,046)	2,398,277
	131,636	(158,545)	(3,377,497)
Cash generated by discontinued operations	-	939,735	432,037
Cash generated / (used in) operations	(2,077,633)	391,464	2,945,460

Cash flows in the prior period included above from discontinued operations (being the Indonesian Palm Oil segment and the Mauritian holding company) are a net operating cash generation of $0.9 million (primarily from the gain on settlement of arbitration proceedings) for the period ended 30 June 2015.

There were no non-cash investing activities during the reported periods.

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

GROUP STRUCTURE

This section provides information which will help users understand how the group structure affects the financial position and performance of the group as a whole. In particular, there is information about:

●
changes to the structure that occurred during the year as a result of business combinations and the disposal of a discontinued operation
●
transactions with non-controlling interests and interests in joint ventures.

A list of subsidiaries is provided in note 20. This note also discloses details about the group’s equity accounted investments.

20.
Investments in subsidiaries, unconsolidated entities and associates

(a) Subsidiaries

The Group’s subsidiaries at 30 June 2016 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

	Country of Incorporation	Percentage Owned (%)		Ownership interest held by non-controlling interests		Principal activities
		2016	2015	2016	2015
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB

B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2016 which, in the opinion of the directors, is material to the group. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	Country of Incorporation	Percentage Owned (%)		Nature of relationship	Measurement method	Carrying amount ($)
		2016	2015			2016	2015
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	3,646,211	3,770,173

Summarised statement of comprehensive income	FGV Green Energy Sdn Bhd
	2016	2015
Interest income	-	-
(Loss)/Profit from operations	(550,035)	187,553
Dividends received	-	-
The Groups share of (Loss)/profit from operations	(110,007)	37,510

Summarised balance sheet	FGV Green Energy Sdn Bhd
	2016	2015
Cash and cash equivalents	310,610	29,197,747
Other current assets	22,969,284	337,653
Non-current assets	35,559,859	33,716,894
Current liabilities	(42,184,168)	(1,686,587)
Non-current financial liabilities	(101,291)	(42,940,643)
Net Assets	16,554,294	18,625,064

Accounting policy: Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. A list of controlled and associate entities with details of acquisitions and disposals is contained in this note. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.

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

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

● assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
● income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and
● retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of Profit or Loss in the period in which the operation is disposed.

RISK

This section of the notes discusses the groups exposure to various risks and shows how these could affect the Groups financial position and performance.

21.
Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2016. During the twelve months ended 30 June 2016 management reassessed its estimates in respect of:

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

The 20% shareholding of Felda Green Energy Sdn Bhd (FGVGE) in Malaysia is carried at cost less the groups share of losses for the reporting period (Refer to note 20).

22.
Financial Instruments and Financial Risk Management

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
Fair value of financial instruments at 30 June 2016

	Carrying amount $	Fair Value $
Financial assets
Cash and cash equivalents	1,400,538	1,400,538
Receivables (Current)	1,117,594	1,117,594
Financial liabilities
Trade and other payables	104,157	104,157

The fair value measurements are shown by level of the following fair value measurement hierarchy:

●
Level 1 - quoted prices (unadjusted) in active markets for identical as-sets or liabilities
●
Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and
●
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

Group sensitivity

At 30 June 2016, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

●
Effect on post tax profit – A$2,500 lower/higher (2015: A$ Nil lower/higher)
●
Equity would have been – A$2,500 lower/higher (2015: A$ Nil lower/higher)

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

Group sensitivity

At 30 June 2016, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;
Effect on cash and cash equivalent – A$167,019 lower / A$16,877 higher (2015: A$ 24,563 lower/ A$ 148,500 higher)

Profit and Loss would have been – A$167,019 lower / A$16,877 higher (2015: A$ 24,563 lower/ A$ 148,500 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

The following table sets out the credit quality of financial assets:

	2016 $	2015 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	1,100,041	3,037,914
P-2 (Malaysia)	300,497	112,862
	1,400,538	3,150,776
Receivables
Counterparties without external credit rating
Group 1	1,117,594	5,657,362

Group 1 receivables primarily relate to receivables related to the sale of the refinery in the prior financial year whereby proceeds of the sale were withheld pending certain legal proceedings.

Commodity Risk

As there was no inventory held as at 30 June 2016, the Group has no exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2016	2015	2016	2015
	as $	as $	as%	as%
Financial Assets:
Cash and cash equivalents	1,400,538	3,150,776	1.93%	2.00%
Loans and Receivables	1,117,594	5,657,362	-	-
	2,518,132	8,808,138

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

Accounting policy: Financial Instruments

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

23.
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

UNRECOGNISED ITEMS

This section of the notes provides information about items that are not recognised in the financial statements as they do not (yet) satisfy the recognition criteria.

24.
Capital and Leasing Commitments

	2016 $	2015 $
Operating Lease Commitments
● - not later than 12 months	-	8,303
● - between 12 months and 5 years	-	-
● - greater than 5 years	-	-
	-	8,303
Capital Expenditure Commitments

	2016 $	2015 $
Capital expenditure commitments contracted for.	-	-

25.
Contingent Liabilities and Contingent Assets

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2016.

26.
Events occurring after the reporting period

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

OTHER INFORMATION

This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

27.
Remuneration of Auditors
	2016 $	2015 $	2014 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	60,909	49,725	61,956

28.
Related Parties

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$1,300 per month. The lease is on a month to month basis.

There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

29.
Parent entity information

	2016	2015
Information relating to Mission NewEnergy Limited:	$	$
Current assets	1,101,131	6,845,637
Total assets	1,101,131	6,846,610
Current liabilities	(290,778)	(377,214)
Total liabilities		-
Net asset surplus / (deficit)	4,526,067	6,469,396
Issued capital	418,635	418,635
Opening Retained Profit / (Loss)	5,900,761	(138,994,472)
Share based payments reserve	150,000	150,000
Convertible notes reserve	-	-
Total shareholders’ equity/deficit	(4,526,067)	(6,469,396)
Profit / (Loss) of the parent entity	(1,944,248)	26,339,390
Total comprehensive income of the parent entity	(1,944,248)	26,339,390

Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2016.

30.
Non-current assets held for sale and discontinued operations

During the prior financial year Mission Agro Energy Limited, and Oleovest PL have been deconsolidated from the Group financials with effect from 1 March 2015 due to an effective change in control as a result of a settlement agreement with convertible note holders. Included in discontinued operations is the reversal of the asset impairment on sale of the 250,000 tpa refinery, a gain on conclusion of the sale and a provision raised for legal settlement of matters related to the refinery.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

Discontinued operations	2016 $	2015 $	2014 $
Revenue	-	679,364	854,432
Gain on sale of assets	-	991,354	-
Legal settlement	-	(5,211,269)	-
Impairment reversal – non-current assets	-	27,586,572	-
Net Impairment – current assets	-	-	31,8214
Other expenses and FX gains	-	260,371	(1,258,709)
Finance Costs	-	-	(56,044)
Income tax expense	-	-	(13,527)
Net assets written off on deconsolidation		(32,648)	(329,566)
Net gain from discontinued operations	-	24,273,744	(485,200)
Net gain from discontinued operations attributable to non-controlling interests	-	(141,202)	-
Net gain from discontinued operations attributable to members of the parent	-	24,132,542	(485,200)

The assets in this disposal group were deconsolidated during the current financial period.

31.
Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy LimitedHead Office Unit B9, 431 Roberts Rd, Subiaco, Western Australia, 6008, Australia.

Malaysia	Mission Biofuels Sdn Bhd M2 Capital Sdn Bhd No 5E Nadayu 28 Dagang Jalan PJS 11/7 Bandar Sunway 47500 Subang Jaya Selangor, Malaysia

32.
Authorisation of finacial statements

The consolidated financial statements for the year ended 30 June 2016 (including comparatives) were approved by the Board of Directors on 28 September 2016.

Dato’ Nathan Mahalingam
Director