Form 20-F
period 2017-06-30
Mission NewEnergy Ltd
filed 2017-10-31
CIK 1463471

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2017
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2017: 40,870,275 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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

The following table sets out relevant conversion measures for Mission NewEnergy’s business:

1 Tonne                  =       2,204.6226 Pounds biodiesel
1 Tonne                  =       1.1023 Tons (short) biodiesel
1 Tonne                  =       298 Gallons biodiesel
1 Tonne                  =       7.4 Barrels biodiesel
1 Barrel                  =       42 Gallons biodiesel

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2015, 2016 and 2017 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

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
●
our beliefs regarding increased demand for our associates’ refined product;
●
our associates’ ability to procure a sufficient supply of raw materials, in particular, suitable and cost competitive feedstocks;
●
our beliefs regarding the competitiveness of our associates’ products;.
●
our beliefs regarding the advantages of our business model;
●
our expectations related to our ongoing restructure;
●
our expectations regarding the scaling and expansion or reduction of our associates’ production capacity;
●
our expectations regarding our associates’ ability to procure customers and expand them;
●
our expectations regarding increased revenue growth and our ability to achieve profitability resulting from increases in our associates’ production volumes;
●
our beliefs regarding our and our associates’ ability to successfully implement strategies;
●
our beliefs regarding our and our associates’ abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;
●
our future business development, results of operations and financial condition
●
the effects of weather;
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
Selected Financial Data.
The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2017, 2016, and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.
Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2017, 2016 and 2015 and the balance sheet data as at June 30, 2017 and 2016 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2014 and 2013 and the balance sheet data as at June 30, 2015, 2014, and 2013 have been derived from our audited financial statements that are not included in this annual report.

	$2017US(1)	2017 A$	2016 A$	2015 A$	2014 A$	2013 A$
(in thousands, except share and per share data)
Income Statement data:
Total sales revenue			-	-	-	169
Total other income	6	8	42	7,271	9,684	8,244
Cost of sales	-	-	-	-	-	(368)
Employee benefits expense	(352)	(467)	(1091)	(1,574)	(1,377)	(1,618)
Other income/ (expenses)	(3,055)	(4,050)	(1,169)	311	(4,053)	8,375
Finance costs		-	-	(1,815)	(4,863)	(4,048)
Profit/(loss) from operations before income tax	(3,401)	(4,509)	(2,218)	4,193	(609)	10,754
Income tax (expense)/ benefit	(2)	(3)	(1)	(6)	-	20
Profit/(loss) from continuing operations	(3,403)	(4,512)	(2,219)	4,187	(609)	10,774
Share of net (loss)/profit of associate accounted for using the equity method	(29)	(38)	(110)	37	-	-
Profit/(loss) for the year from discontinued operations	-	-	-	24,133	(485)	(717)
Net Profit / (loss)	(3,432)	(4,550)	(2,329)	28,357	(1,094)	10,057
Profit/(loss) attributable to non-controlling interests			-	-	17	(14)
Profit/(loss) attributable to members of the parent	(3,432)	(4,550)	(2,329)	28,357	(1,077)	10,043
Basic and diluted earnings / (loss) per share (2)	(0.08)	(0.11)	(0.06)	0.91	(0.08)	0.96
Weighted average ordinary number of shares outstanding (3)	40,870,275	40,870,275	40,870,275	31,253,837	13,377,124	10,481,820
Balance Sheet data:
Total current assets	306	399	2,522	8,851	4,002	5,486
Total assets	306	399	6,171	12,621	4,049	20,105
Total current liabilities	157	205	1,406	5,852	276	31,051
Total non-current liabilities	-	-	-	-	15,125	1,558
Total liabilities	157	205	1,406	5,852	15,400	32,609
Retained earnings/ (accumulated losses)	(1,161)	(1,513)	3,037	5,366	(141,618)	(136,188)
Total equity	149	194	4,765	6,770	(11,351)	(12,504)
Other financial data:
Dividends per share	—	-	—	—	—	—

(1)
The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2017, which exchange rate was A$1.00 = US$0.7676. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2016 to June 30, 2017 which was A$1.00 = US$0.7544. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

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
For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 30, 2017, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.7676. On September 22, 2017, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = U.S $ 0.7975.
We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.
The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At PeriodEnd	AverageRate (1)	High	Low
Fiscal year ended June 30,
2012	1.0236	1.0323	1.1026	0.9453
2013	0.9165	1.0272	1.0591	0.9165
2014	0.9427	0.9186	0.9705	0.8715
2015	0.7704	0.8365	0.9488	0.7566
2016	0.7432	0.7289	0.7817	0.6855
2017	0.7676	0.7544	0.7680	0.7387
Month ended
April 30, 2017	0.7475	0.7534	0.7604	0.7452
May 31, 2017	0.7437	0.7437	0.7534	0.7352
June 30, 2017	0.7676	0.7562	0.7680	0.7387
July 31, 2017	0.7988	0.7807	0.7991	0.7584
August 31, 2017	0.7932	0.7915	0.7983	0.7822
September 30, 2017 (through September 22, 2017	0.7975	0.8008	0.8071	0.7940

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

We incurred an operating loss for the year ended June 30, 2017 of A$4.6 million (2016: A$2.3 million loss), we have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. Net cash used by operating activities was A$1.0 million (2016: A$2.1 million used in operating activities). At balance date, the current assets less current liabilities were A$0.2 million (2016: A$1.1 million) and the net assets were A$0.2 million (2016: A$4.8 million).

At June 30, 2017, the Company has current liabilities of A$0.2 million (2016: A$1.4 million), The high current liabilities in last year is primarily stemming from a provision for a legal settlement at period end of A$1.1 million, and this liability is specifically supported by other receivables of A$1.1 million.

The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity (either via an equity raise or via the proposed reverse takeover transaction as discussed later in this report) or debt, generating positive cash flows from new operations, and/or realizing cash through the sale of its 20% share in the associate, the asset has been written down to $zero as it is not believed this asset can be sold. These conditions indicate a material uncertainty that may cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business.
Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:
●
raise additional funding through debt and/or equity;
●
reduction of expenditure where Directors have agreed to not draw a fee or accrue a salary;
●
generate positive cash flows from new operations.
Should the Group not be able to continue as a going concern, it may be required to realize its assets and discharge its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements. The financial report does not include any adjustment relating to the recoverability and classification of recorded assets or liabilities that might be necessary should the entity note continue as a going concern.

If we are unable to generate sufficient earnings to offset the costs from our primary business, our business and financial condition will suffer a significant adverse effect.

We are in the process of disposing of our investment, this investment has been written down to zero the investment is dormant and is not generating cash
Earnings (in the form of dividends) from our investment into FGV Green Energy, a refinery joint venture company, may not exceed our expenses and therefore we may not be able to generate enough revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that if the refinery of FGV Green Energy does not meet prescribed international biofuels legislative requirements, including the EPA requirements under Renewable Fuels Standard (“RFS”), fuels produced from palm oil may not be eligible for the subsidies which make it economically feasible to sell biodiesel internationally, including into the United States, which would limit the market opportunity and would negatively impact our financial viability.

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

If Mission has of not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that the refinery, in which we hold a 20% stake, carried at $zero , and which Mission is in the process of disposing of, may not be compliant under the European Renewable Energy Directive, and, if so, our ability to sell palm-based biodiesel into the European Union will be significantly constrained and the results of our operations will be adversely impacted.

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

If Mission has of not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk in respect of the design and technology of the refinery may be unable to meet future biodiesel specifications and further capital expenditures may be required.

The specifications for biodiesel are continually evolving and are subject to further change. Further capital expenditures may be required by FGV Green Energy to ensure that the refinery meets new specifications. There is also no assurance that the equipment and technology used in capital improvements will achieve performance specifications. The failure of utilized equipment and technology in this regard may adversely affect the refinery, and as a result reduce our earnings. In particular, the joint venture company, in which we own a 20% interest, is retrofitting the refinery with technology to be able to utilize alternative feedstocks to produce biodiesel. If this technology does not work as designed, this may reduce our earnings from FGV Green Energy and adversely affect our financial performance and financial position. Such capital expenditure is likely to be significant in value.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk if the joint venture company refinery is unable to be retrofitted as planned it may not be able to produce biodiesel.

The refinery owned by the joint venture company is currently unable to produce biodiesel and requires a significant technology retrofit, which if not successful may result in the inability to produce biodiesel and related products as anticipated. The inability to produce products would significantly reduce our earnings and adversely affect our financial performance and financial position.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk if the joint venture company refinery is unable to raise debt or equity funding to complete the retrofit, it would be unable to complete the project.

The refinery owned by the joint venture company requires a significant amount of capital to complete the technology retrofit, which if it is unable to fund may result in the inability to complete the project as anticipated. The inability to complete the project would significantly adversely affect our financial performance and financial position.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk in respect of the operation and maintenance of the refinery involves significant risks that could result in disruptions in production or reduced output.

If the refinery becomes operational the operations of the refinery will be exposed to significant risks, including:

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk in respect of We have a 20% interest in the refinery and hence we may have limited control over the financial and operating policies of the joint venture company.

Our limited shareholding and representation on the Board of the joint venture company may limit our ability to influence the financial and operating procedures of the company which may limit our ability to generate a positive return for the Group.

 If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk in respect if the joint venture company is unable to generate profitable sales, this will significantly reduce its ability to pay dividends, which may harm our results of operations.

In 2017, our earnings from our investment into FGV Green Energy was NIL due to the shut-down of the refining operations in financial year end 2015. In February 2015, we concluded the sale of our 250,000 tpa refinery to the joint venture company, in which we now hold a 20% interest. We have not received any dividends from our investment into the joint venture company which purchased our refinery in 2015. The historic revenue contracts have since expired, and we cannot assure you that the joint venture company will be able to source new customers and establish and maintain long-term relationships with such customers. If the joint venture company is unable to source new customers, we may not be issued any earnings dividend and our results of operations could be adversely affected.

The refitting of the refinery has stalled and is awaiting a positive decision from its owners as to whether to progress the project. The Company has written the investment to $zero and are actively trying to dispose of its 20% stake in the joint venture company.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk if the joint venture company cannot find suitably qualified personnel to run the refinery, they may be unable to enter into sales contracts which may result in lost revenues and incurred costs.

The operation of the refinery requires suitably qualified personnel. With the current status of the refinery being retrofitted with new technology, the majority of personnel have been retrenched. The ability to restart the refinery may be affected by an inability to employ suitably trained staff by the joint venture company.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that if the joint venture company cannot get the refinery to run successfully after being retrofitted with new technology, they may be unable to enter into sales contracts which may result in lost revenues and incurred costs.

With the refinery currently being planned to be retrofitted with new technology, such non-operation may result in significant costly technical and mechanical delays if the decision were made to restart production.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that if an increase in cost or an interruption in the supply of feedstock to the refinery may inhibit production and adversely affect our financial performance.

The operation of the refinery is dependent on the ability of the joint venture company to procure substantial quantities of suitable quality feedstock.

If the retrofit with the new technology proceeds and should the refinery return to operations, the failure to procure a sufficient supply of raw materials satisfying quality, quantity and cost requirements in a timely manner could impair its ability to produce product or could increase costs. Any interruption to the supply of suitable quality feedstock may result in disruptions in production or reduced output, which may materially and adversely affect the joint venture company’s financial performance, which may be unable to issue us dividends.

Additionally, the joint venture company’s financial results, if retrofitting is completed, will be substantially dependent on the prices of feedstock. A substantial increase in feedstock price relative to the value of the end saleable products would adversely affect financial performance. Although the joint venture company may attempt to offset the effects of fluctuations in prices by entering into arrangements with its customers on a feedstock price plus contract basis through which a predetermined margin over the price of the feedstock is received, or by engaging in transactions that involve exchange-traded futures contracts (or other contractual arrangements securing future commodity prices), the amount and duration of these hedging and risk mitigation activities may vary substantially over time. These activities also involve substantial risks.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that the joint venture company may in the future experience, volatile capacity utilization which may adversely affect the results of operations of the joint venture company.

The joint venture company remains reliant on palm oil and associated by-products as a feedstock. If the price of these products is greater than the value of biodiesel, the joint venture company may not be able to profitably sell biodiesel into the immediate cash payment and delivery market. Its ability to supply biodiesel profitably is based on having positive margins where the input costs are lower than the value of refined product. The joint venture company is unable to influence the price of input raw materials or the price of biodiesel. Resultantly, the joint venture company’s biodiesel profitability is reliant on the existence of a positive spread between these two commodities. As the joint venture company can only operate when a positive operating margin exists, it has and expects to continue to have in the future erratic capacity utilization, which may adversely affect its results of operations and its ability to distribute earnings to us.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that the joint venture company may continue to suffer, low capacity utilization if the joint venture company is unable to secure term contracts.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that the joint venture company may continue to suffer, low capacity utilization if the joint venture company is unable to secure material volumes of biodiesel sales under the Malaysian Biodiesel mandate.

After numerous years discussing the possible implementation of a biodiesel blending mandate in Malaysia, the Malaysian Government introduced a scheme to mandate a biodiesel blend into commercial diesel sales in some areas of Malaysia. This scheme may grow or reduce depending on Government support. In addition, the scheme was for a lower volume than previously communicated to Malaysian Biodiesel producers. Accordingly, in the past we secured relatively low volumes of biodiesel sales under this scheme. Due to insufficient and unprofitable sales volumes under this mandate, we terminated the arrangements to supply biodiesel. If the scheme is not extended, or cancelled altogether, or commercially viable quantities are not secured by the joint venture company, this may adversely affect results of operations. The joint venture company currently has no biodiesel sales contracts in Malaysia and has no visibility towards further sales in Malaysia.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that the joint venture company may be unable to perform under an offtake agreement.

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

The joint venture company and/or our insurance arrangements (if any) may not adequately protect against liability for all losses, including but not limited to environmental losses, property damage, public liability or losses arising from business interruption and product liability risk. Additionally, the existing insurance arrangements may have lapsed and/or be unable to be renewed on commercially reasonable terms or at all. Should sufficient insurance coverage be unable to be maintained in the future or experience losses in excess of the scope of the insurance coverage, the joint venture company and/or our financial performance could be adversely affected.

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

The joint venture company’s potential revenues and expenditures are potentially denominated in a number of currencies, including U.S. dollars, Euros, Australian dollars, Indonesian rupiah, and Malaysian Ringgit. In addition our future earnings, which may be in the form of dividends, are likely to be earned in Malaysian Ringgit, and we hold cash in U.S. dollars to fund operations. Historically, we have experienced losses due to un-hedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have no foreign currency hedging arrangements currently in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that we may be unable to retain our investment in our Malaysian biodiesel project.

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

Risks Related to Our Strategy

The proposed acquisition of Aus Group may not materialize.

The proposed acquisition of the Aus Group as discussed in detail in Item 4 may not materialize due a number of factors outside our control including but not limited to conditions precedent not being met. Aus Group may not be able to restructure their business units as planned, and they may not be able to raise the working capital requirements needed to complete the transaction. In addition, the Company may not be able to dispose of its stake in the Joint venture and it may not be able to obtain the requisite Shareholder and Australian Securities Exchange approvals to affect the transaction. Further, regardless of either the AUS Group or the Company being able to meet its conditions precedent in order for the acquisition of Aus Group to materialize it will require the raising of significant acquisition capital. At this point in time the company has no visibility on its ability to raise this requisite capital.

The proposed acquisition of Aus Group will introduce new risks to the Company.

Should the proposed acquisition of the Aus Group (as discussed in detail in Item 4) proceed, the Company and the group will be exposed to a number of new risks, including (but not limited to) operational and management risk of running the new operations, product supply risks, sales of product risks, key man risks, various forms of finance risk, including liquidity risks, foreign exchange risks, commodity risks and interest rate risks.

The joint venture company may not be able to restart refining operations.

If we do not dispose of the refining operations and if refitting of the refinery commences and should more profitable opportunities present themselves to the joint parties, there can be no assurance that the joint venture company would be able to restart refining operations. Further the joint venture company can make no assurances as to its ability or cost thereof to attract necessary staff, obtain working capital lines and re-commission the equipment. As at October 2017 there are no firm plans for such retrofitting to commence.

If Mission has not disposed of its interest in its associate (currently carried at $zero) there is a risk that, should the joint venture company decide to sell the assets, the joint venture company may be unable to sell its assets for fair market value or sell them at all.

If the joint venture company sells its assets, it may not be able to realize its original investment and as such upon the sale of its assets can provide no assurance as to the realization of proceeds for us or our shareholders.

We may be unable to sell our stake in the Joint Venture which may affect our ability to proceed with the proposed Reverse take Over (RTO)

The Company may not be able to dispose of its stake in the Joint Venture. A condition precedent in the currently proposed RTO is for the Company to dispose of the investment in the joint venture company. A failure to dispose the stake in the Joint Venture may affect the ability of the Company to conclude the currently proposed RTO. The Company has approached prospective buyers without success to date.

If Mission has not disposed of its interest in its associate (currently carried at $zero) there is a risk that we may be unable to continue our business in renewable energy or any other industry.

If the Company has not sold its stake in the joint venture company and if the joint venture company sells all its assets, the Company may not be able to find suitable projects to continue business in the renewable energy sector. If this is the case, we may require shareholder approval to change our strategic direction, may not qualify for ASX listing and may not have sufficient capital beyond settling our obligations to launch any new business activities.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk that the joint venture company’s future growth will depend on its ability to establish and maintain strategic relationships with distributors and feedstock suppliers.

The joint venture company’s future growth, after it has managed to successfully refit the plant, depends on its ability to establish and maintain relationships with third parties, including distributors and feedstock suppliers. It may not be able to establish strategic relationships with third parties on satisfactory terms or at all, and any arrangements that are entered into may not result in the type of collaborative relationship with the third party that is expected. Further, these third parties may not place sufficient importance on their relationship with the joint venture company and may not perform their obligations as agreed. Any failure to develop and maintain satisfactory relationships with distributors and feedstock suppliers would have a material adverse effect on the business.

We currently are not generating revenue or earnings from operations and thus we may be unable to fund our operational and capital requirements and we may be unable to obtain adequate financing on favorable terms to meet these needs.

We currently expect that our cash resources will be used to fund operating losses. If Mission has not disposed of its interest in its associate (currently carried at $zero), or should the proposed RTO proceed, we may require substantial working capital. We cannot assure you that we will be successful in generating sufficient revenue and we may require financing to meet our needs.

Our ability to access equity and debt capital and trade financing on favorable terms may be limited by factors such as:

●
general economic and market conditions;
●
if Mission has not disposed of its interest in the associate (currently carried at $zero), conditions in energy markets;
●
credit availability from banks or other lenders for us and our industry peers;
●
if Mission has not disposed of its interest in the associate (currently carried at $zero), the operation of the refinery by the joint venture;
●
our financial performance;
●
our levels of indebtedness; and
●
ability to meet any ASX listing rule requirements.

Our ability to access equity capital is limited without shareholder approval and we may be unable to obtain the required shareholder approval to obtain financing in future equity offerings.

Our ability to access equity capital is also limited by ASX Listing Rule 7.1, which provides that a company must not, subject to specified exceptions (including approval by shareholders), issue or agree to issue during any 12-month period any equity securities, or other securities with rights to conversion to equity, if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that 12-month period. Our ability to issue shares in certain subsequent offerings will be restricted by this 15% annual placement capacity to the extent that we are unable to obtain shareholder approval of the additional offerings. In addition, due to or suspension from trading on the ASX, there may be additional restrictions on the ability for the Company to raise capital from the issue of shares.
We are currently looking beyond the energy sector for new revenue generating projects which will require shareholder approval and may require re-compliance with the Australian Securities Exchange listing rules specified in chapters 1, 2 and 11.

Risks Related to Our Industry

The proposed acquisition of Aus Group will introduce new industry risks to the Company.

Should the proposed acquisition of the Aus Group (as discussed in detail in Item 4) proceed, the Company and the group will be exposed to a number of new industry risks, including (but not limited to) changes in the demand profile of Aus Group range of products, changes in manufacturing processes for these products, changes in supply of raw material for these products and changes in legislation related to the manufacture and sale of the Aus Group range of products.

If Mission has of not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further exposure to industry risk in respect of a decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of the joint venture company’s biodiesel.

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of inputs, such as palm oil (or other) feedstock, is greater than the price of biodiesel in the market, the joint venture company will be unable to make profitable sales and production would likely be halted. We did not operate the refinery in fiscal years 2017, 2016, 2015 and 2014 due to shut down of the refinery. We only operated the refinery for the six months in fiscal 2012 and nine months in fiscal 2011 due to negative spreads that existed between the potential sales price of biodiesel and the input costs to produce the biodiesel. Since selling the refinery to the joint venture company earlier this year, the refinery has remained shut down. Declines in the pricing of biodiesel relative to the cost of the inputs for production may cause the joint venture company to continue the halt in production in the future, which may materially and adversely affect the joint venture company’s performance.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further risk in respect of the biodiesel industry being a relatively new industry and its continued development is subject to a number of risks and obstacles.

The joint venture company’s intended primary product is biodiesel. The global biodiesel industry is still developing as compared to petroleum-based fuels. Biodiesel has experienced significant fluctuations in growth during that last few years and demand for biodiesel as the primary product may not grow as rapidly as expected or at all. Biodiesel and the global biodiesel industry, as a whole, also face a number of obstacles and drawbacks, including:

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further exposure to risk as the joint venture company may be subjected to new or amended standards for biodiesel from time to time and required to modify our production process or procure alternate or additional feedstock.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there is further exposure to risk as the joint venture company faces significant competition from existing and new competitors, as well as competing technologies and other clean energy sources.

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

Risks Related to Our Ordinary Shares

We may be unable to regain trading status on the Australian Securities Exchange (ASX) for our shares.

Under ASX listing rules, the Company was required to place its securities traded on the ASX into suspension upon announcement of the proposed takeover discussed in Item 4. A condition precedent in the transaction is for the Company to obtain shareholders’ approval (as required under the ASX Listing rules) and for the Company to re-comply with the ASX Listing rules. Should the Company not be able to obtain these approvals (both from shareholders and ASX) then the ordinary shares of the Company may not be available again for trading on the ASX.
In addition, if the acquisition of Aus Group does not proceed, the Company will still have to re-comply with the ASX Listing rules in order for its securities to be traded on the ASX. The Company may not be able to regain re-compliance approval and trading status on the ASX.

Unless an active trading market develops for our securities, you may not be able to sell your ordinary shares.
Our ordinary shares were delisted from trading on The NASDAQ Global Market effective July 9, 2012 and currently trade on the OTC Markets Pink Sheets under the symbol “MNELF”. In addition, our shares were suspended from trading on the Australian Stock Exchange on November 25, 2016. There is currently no active market for the shares of the Company and we can provide no assurances as to when or if there will be a market for the shares in the Company. Although we are a reporting company, currently there is only a limited trading market for our ordinary shares and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our ordinary shares, and you may be unable to sell your ordinary shares or any attempted sale of such ordinary shares may have the effect of lowering the market price, and therefore, your investment could be a partial or complete loss.

We may not be able to continue to have our shares actively traded on alternative stock markets
Our ordinary shares are currently suspended from trading on the ASX. Any change in ASX’s policy or position as it relates to either the resumption of quotation, continued quotation or continued authorization to trade company securities may adversely affect the ability to trade the Company’s securities.

As a foreign private issuer, we follow certain home country corporate governance practices which may afford less protection to holders of our ordinary shares.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices. As a company incorporated in Australia and listed (but suspended from trading) on the ASX, we expect to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. The corporate governance practice and requirements in Australia do not require us as to have a majority of our board of directors to be independent, do not require us to establish a nominations committee, and do not require us to hold regular executive sessions where only independent directors shall be present. Such Australian home country practices may afford less protection to holders of our ordinary shares.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2017. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”
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

Our ordinary shares are quoted in Australian dollars on the ASX (currently suspended from trading) and in U.S. dollars on the OTC Markets Pink Sheets. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally remained depreciated against the U.S. dollar. Any continuation of this trend may affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed.

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

On November 25, 2016, the Company announced its securities traded on the Australian Securities Exchange (ASX) would be placed into suspension, at the request of the Company, pending receipt of an announcement regarding its proposed change of activities. The Companies securities are to stay suspended on the ASX until the Company has either provided information regarding its proposed change of activities as required by Annexure A of ASX Guidance Note 12, or until the Company has complied with Chapters 1 and 2 of the ASX Listing rules in accordance with Listing Rule 11.1.3.

On December 5, 2016, the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of AUS Group, a leading manufacturer of buildings materials produced in Australia. The transaction will involve the Company wholly acquiring the business operations of AUS Group with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”) whereby existing shareholders of the Company are expected to be diluted by 90%. The RTO shall be effected by completion of a funding round and compliance with relevant ASX listing rules. A shareholder notice of meeting and prospectus will be issued by Mission with the basic resolutions to:
●
Dispose of Mission’s two subsidiaries, Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd, with all proceeds (cash or shares) to be distributed to Mission’s existing Shareholders
●
Change of Directors and Executives
●
Change of Company Name
●
Change of ASX Code
●
Capital Raise target of A$17 million
●
Consolidation of existing MBT Shares
●
Change of nature of business and compliance with the market trading rules upon commencement of trading of the new vehicle on the ASX.

Key Terms of the acquisition

●
AUS group shall receive A$12 million in cash and shares equaling approximately 47.5% of MBT assuming a capital raising of $17 million.
●
Mission shall be responsible for co-ordination and execution of the RTO with the detailed assistance of the existing owners of AUS;
●
Mission shall assist with building an appropriate ASX listed Executive team and Board to support existing AUS management team;
●
Mission shall provide systems, protocols and corporate intellectual property consistent with ASX best practices;
●
Existing shareholders of Mission shall retain approximately 10% of the merged company on a fully diluted basis; and

The acquisition is subject to conditions precedent by both AUS and Mission being namely:
●
The completion of a re-structure of AUS business operations and a pre-RTO funding round by AUS to meet immediate growth working capital requirements. This restructure and pre-funding shall be at the sole discretion of AUS and shall not require any action by MBT.
●
The completion of shareholder and ASX approval by Mission

Regulatory Note:
●
the transaction requires security holder approval under the Listing Rules and therefore may not proceed if that approval is not forthcoming;
●
MBT is required to re-comply with ASX’s requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met;
●
ASX has an absolute discretion in not deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion; and
●
the ASX takes no responsibility for the contents of this announcement; and
●
MBT is in compliance with its continuous disclosure obligations under Listing Rule 3.1.

  On June 15, 2017 the Company announced that Datuk Mohamed Zain bin Mohamed Yusuf (Chairman), Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor and Mohd Azlan Bin Mohammed retired from the Board on June 14, 2017. In addition, MBT’s Advisor to the Board, Mohamed Nizam Abdul Razak has also retired. As from the date of the resignations Dato’ Nathan Mahalingam shall become Company Executive Chairman.
In addition, the Company announced that the acquisition of AUS Group as announced on 5 December 2016 has been delayed. The Company will provide further updates as and when a definitive timeline is known to the Company.

In 2016 to date minimum expenditure has occurred in respect of the refinery refurbishment and there are no firm plans in place to complete the refinery.
In December 2016 the Company started actively seeking buyers for its stake in the biodiesel plant. No buyers have been found and Mission impaired its held for sale investment to $zero.

We have incurred the following capital expenditures over the last three fiscal years:

	2017	2016	2015
	$A'000	$A'000	$A'000
Biodiesel refinery	-	-	-
Land & buildings	-	-	-
IT systems & office equipment	-	3	-
Vehicles & sundry equipment	-	-	-

Our principal office is located at Unit B9, 431 Roberts Rd, Subiaco, Western Australia 6008 Australia. Our telephone number is +61-8-6313-3975. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this annual report.

B.
Business Overview.

Recent Developments

As part of an ongoing restructuring, the Company previously sold the 100,000 tpa refinery to Felda Global Group in October 2013. In addition, the Company’s terminated Indonesian joint venture project, which had been referred to arbitration in Indonesia, was settled pursuant to an arbitrational award in December 2014. In February 2015, the Company sold its 250,000 tpa refinery to a newly created entity FGV Green Energy and retained a 20% share in this new joint venture entity. In December 2016 the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of AUS Group, a leading manufacturer of buildings materials produced in Australia. The transaction will involve the Company wholly acquiring the business operations of AUS Group with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”) whereby existing shareholders of the Company are expected to be diluted by 90%.

In December 2016 the Company started actively seeking buyers for its stake in the biodiesel plant, no buyers have been found and Mission impaired its held for sale investment to $zero.

Overview

Mission’s only asset is its 20% share in a joint venture company. In December 2016 the Company started actively seeking buyers for its stake in the biodiesel plant, no buyers have been found and Mission impaired its held for sale investment to $zero.

The joint venture company, in which Mission owns a 20% share, owns a 250,000 tpa refinery which is currently in care and maintenance pending a decision by the joint venture company to proceed with a technology refit. Should the technology refit proceed, the joint venture company intends to be a producer of biodiesel and wholesale biodiesel distribution, focused on the government mandated markets of the United States, Europe and Malaysia. The biodiesel refinery is currently shut down. The biodiesel refinery is located at Port Kuantan, Malaysia, and has a nameplate capacity of 75 million gallons-per-year. The production facility in Kuantan is connected by two-way pipelines to a dedicated jetty 200 meters away at an all-weather, deep sea, international port. The refinery is currently non-operational and in care and maintenance.

Mission have been actively seeking to dispose of this interest since December 2016 and to date no offers for this business have been received and the asset is recorded at $zero.

The business operation of the Aus Group, being the potential business to be acquired under the proposed RTO, include the business units of Polyurethane Chemicals and Coatings, Insulation foams, Polystyrene foam and CUPOLEX® structural domes. These business units provide a vertically integrated platform for the manufacture and distribution of products from three manufacturing locations in Australia, and sales and distribution operations in Australia and New Zealand. CUPOLEX® provides a cost effective and environmentally friendly alternative to traditional concrete slab construction.

Our Competitive Strengths

Nil

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

Our Strategies

The Company is focused on maximizing shareholder value through a positive return from:
●
the acquisition of Aus Group via a Reverse Takeover,
●
 our investment in the joint venture company owning a 250,000 tpa if Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences, and
●
looking for new business opportunities.

Malaysian Asset

The Company sell its investment in the joint venture company as part of the transaction of acquiring Aus Group.

Should this transaction not proceed, the Company would consider keeping its investment in the Malaysian joint venture company while awaiting a favourable change in operating conditions, or if deemed to be economically beneficial to shareholders at that time, the Company may still consider disposing its interest in the joint venture.

Corporate Opportunities

The Company will continue to look at other related opportunities and projects on a continued basis to enhance shareholder value.

Biodiesel Production (the following information is relevant should the Company not succeed in selling the investment in the joint venture company and should the joint venture company proceed with the technology retrofit)
Refinery overview
The Company owns a 20% stake in a joint venture company that owns a 250,000 tpa biodiesel refinery. The refinery is currently in care and maintenance and is shut down.

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

Quality control
The joint venture company if in production will typically employ strict quality control procedures at each stage of the manufacturing process.

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

The following chart shows actual sales production and utilization of the refining complex.
	2015	2016	2017
Production (tons)	NIL	NIL	NIL
Capacity Utilization	NIL	NIL	NIL
All previous contracts with customers have expired.

Refining By-product Sales

When we owned our own refineries, we historically sold our glycerin and fatty acid distillates ex works into the immediate cash payment and delivery market.

Summary of Historic Sales

The group historically generated operational revenue from agricultural income, wind mill electricity generation and sale of crude jatropha oil in India and the sale of biofuels and biofuel by products in Malaysia. The Group has generated NIL operational income in the last three financial years. The Indian operations were closed down in 2012 and the Malaysian operations were put into care and maintenance in the June 30, 2012 financial period with the 100,000 tpa refiner sold in October 2013 and the 250,000 tpa refinery sold to the joint venture company in February 2015.

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

C.
Organizational Structure.

Our principal subsidiaries at 30 June 2017 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Set forth below is the organizational structure of Mission NewEnergy:

Oleovest PL and Mission Agro Energy Limited were deconsolidated from the Group financials with effect from March 1, 2015 pursuant to an agreement with the Group’s convertible note holders who took effective control on that date.

The Company owns 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which in turn owns 20% of FGV Green Energy Sdn, a Malaysian registered Company formed to own the 250,000 tpa refinery sold by the Group during that financial period. Mission Biofuels Sdn Bhd is 100% owned and is now the Malaysian administrative entity.

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

D.
Property, Plant and Equipment.

We own a 20% stake in a joint venture company that owns a biodiesel production facility (with a lease for the underlying land) that is located at Port Kuantan, Malaysia. Which is up for sale and carried at $zero.

The following is further information about the facility:
Biodiesel Facility	Site area(Acres)	Total Planned Capacity (1) (million gallonsper year)	Capacity Utilization (2)(percentage)	Commissioning Date
250,000 tpa refinery owned by FGV Green Energy Sdn Bhd	6.0	75	0%	Not known at this stage
(1)	Nominal operating capacity.
(2)	The total tonnage produced during this period was NIL.

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

Overview

We historically have been a producer of biodiesel that integrates sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe and Malaysia. We currently own a 20% share in a joint venture company that owns a biodiesel refinery that is in care and maintenance and was not operated during the fiscal year.
The Companies 20% stake in the joint venture company is currently being actively marketed for sale, no buyers have been found and the asset has been written down to $zero.

During fiscal 2017, we made a net loss of A$4.6 million (2016: A$2.3 million loss). We recognized revenues of A$0.007 million (A$0.04 million in fiscal 2016). The income in fiscal 2017 and 2016 was predominately comprised of interest income. During the 2015 fiscal year, we materially completed our restructuring commenced in 2012, which included the sale of our refinery assets and subsequent settlement of all debt facilities and convertible note liabilities. In addition, the long standing dispute with the EPCC contractor was settled in August 2015, and as of the date of this report, we have no non-current liabilities. On December 5, 2016, the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of AUS Group, a leading manufacturer of buildings materials produced in Australia. If the new ventures do not generate sufficient revenue to fund the ongoing operating costs of the business, and if we are unable to achieve our business strategies and objectives, we may need to raise further equity or loan capital for the business.

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
The plant is currently in care and maintenance and Mission is actively seeking buyers for its 20% stake, to date no buyer has been found and the asset has been impaired to $zero.

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

Principles of Consolidation
The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Investments in associates/Non-Current Assets held for sale
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. It was determined that there were no such indicator in fiscal year 2016.

During the current financial year the Group announced an intention to undertake a Reverse Take Over (refer to the Director’ Report for further details). Under the RTO arrangement the Group is required to dispose of the shares held in the Associate Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on the statement of financial position with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.

In assessing the carrying value of the investment, the following factors were considered by the Directors:
o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

Given that the Group has entered into this agreement in December 2016 which requires the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors have deemed it prudent to impair the carrying value of the investment to NIL during the current financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group.
Since that date Mission has been actively looking to dispose of its 20 % stake, no such buyers were identified.

	2017	2016
	$	$
Impairment of investment in associate	3,608,038	-
	3,608,038	-

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

We are required, under International Financial Reporting Standards, to assess the refineries ability to generate revenue based on existing conditions. During fiscal 2010, the lack of profitable sales contracts or evidence that would indicate that profitable sales contracts were imminently achievable, forced us to provide for an impairment of the refining assets. Additional impairment of assets was made in the following fiscal years relating to asset expenditure additions incurred in the year. A portion of these impairments was reversed in fiscal year 2015 when the 250,000 tpa refinery was sold.

Recently issued accounting pronouncements
There are no recently issued accounting pronouncements that have had any material impact to the financial reported position of the Company.

Comparison of Results of Operations

Fiscal 2017 compared with fiscal 2016

Revenue. Revenue decreased by A$0.033 million (81% reduction) from A$0.04 million in fiscal 2016 to A$0.007 million in fiscal 2017. There was no revenue generated from sales of product in these periods due to the refinery having been shutdown and sold.

Cost of sales. (being material feedstocks, inputs and raw materials). Nil.

Expenses. Total expenses increased by A$2.3 million (100% increased) from A$2.3 million in fiscal 2016 to A$4.5 million in fiscal 2017 principally due to impairment of investment in associate company in fiscal 2017. Employee benefits expenses decreased A$0.7 million from A$1.1 million in fiscal 2016 to A$0.4 million in fiscal 2017 primarily as a result of the continued Group restructure and cost management. Foreign currency losses decreased by A$0.3 million from a loss in fiscal 2016 of A$0.3 million to a loss in fiscal 2017 of A$0.01 million, primarily as a result of non cash fair valuation of intercompany loans. Other expense decreased by A$0.3 million from A$0.6 million in fiscal 2016 to A$0.3 million in fiscal 2017 primarily due to a reduction in legal costs and costs associated with the sale of the refinery incurred in the 2016 fiscal year.

Finance cost
No finance cost incurred in fiscal 2016 and fiscal 2017.

Income tax.   Income tax expense increased by A$2,408 from A$844 in fiscal 2016 to an expense of A$3,252 in fiscal 2017.

Discontinued operations.   There were no discontinued operations in fiscal 2016 and fiscal 2017.

Loss for the year.   As a result of the foregoing, fiscal 2017 registered a loss for the year of A$4.6 million, an increase of A$2.3 million from A$2.3 million loss in fiscal 2016.

Fiscal 2016 compared with fiscal 2015

Revenue. Revenue decreased by A$7.2 million (99% reduction) from A$7.2 million in fiscal 2015 to A$0.04 million in fiscal 2016, principally as a result of a gain from period to period realized from the settlement of convertible notes completed in fiscal 2015.
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

Income tax.   Income tax expense decreased by A$4,653 from A$5,497 in fiscal 2015 to an expense of A$844 in fiscal 2016.

Discontinued operations.   The gain from discontinued operations reduced by A$24.1 million in fiscal 2015 to NIL in fiscal 2016 as there were no discontinued operations in fiscal 2016. The positive result in fiscal 2015 is primarily as a result of the reversal of impairment on the sale of the 250,000 tpa refinery, with the profit shown in discontinued operations.

Loss for the year.   As a result of the foregoing, fiscal 2016 registered a loss for the year of A$2.3 million, a decrease of A$30.7 million from A$28.4 million profit in fiscal 2015.

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

B.
Liquidity and Capital Resources.

Overview
Our operations have been financed primarily from the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2015.
	2017	2016	2015
	$A’000	$A’000	$A’000
Net cash (used in) provided by operating activities	(979)	(2,078)	391
Net cash provided by investingactivities	-	330	19,692
Net cash (used in) financingactivities	-	-	(17,731)
Effect of exchange rate changes on cash held in foreign currency	(34)	(2)	347
Net movement in cash and cash equivalents	(1,013)	(1,750)	2,699
Cash and cash equivalents at the beginning of the year	1,401	3,151	452
Cash and cash equivalents at the end of the year	388	1,401	3,151

Fiscal 2017 compared with fiscal 2016

Net cash used in operating activities is as a result of ongoing operating costs with limited group revenue.
There were NIL investing or financing activities in fiscal year 2017.

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

Other material commitments

We do not have any material commitments.

Warrants

There are no outstanding warrants.

C.
Research and Development, Patents and Licenses, etc.

Our expenditure on research and development was Nil in fiscal years 2017, 2016 and 2015.

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

We do not have any contractual commitments at June 30, 2017.

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

Name	Age	Position
Dato’ Nathan Mahalingam	59	Executive Chairman, Chief Executive Officer and Director
Guy Burnett	49	Chief Financial Officer, Director and Company Secretary
James Garton	40	Director and Head of Corporate Finance/Mergers and Acquisitions

Dato’ Nathan Mahalingam. Dato’ Nathan has been Chief Executive Officer (formerly having the title of Managing Director) and a Director of Mission NewEnergy since 2005. He has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia’s largest privatized port and transhipment facility. Dato’ Nathan has gained extensive project advisory, corporate finance, mergers and acquisitions experience while running his own boutique corporate advisory practice between 2000 and 2004. Dato’ Nathan took over the role of Executive Chairman in June 2017 upon the retirement of the past Chairman.
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

James Garton. Mr. Garton Mr. Garton has over 15 years’ experience in corporate finance, working in investment banking. Prior to his current role, James was has been Head of Corporate Finance and Mergers and
Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets with Australian firm BBY Limited. Before BBY, Mr. Garton worked in private equity with the Australian advisory firm Investment Capital Limited.

The following Directors retired during the 2017 fiscal year:

Datuk Zain Yusuf. Datuk Zain has over 25 years’ experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business. Datuk Zain is a Director of WSA Group of Companies and Chairman of Malacca Securities Sdn Bhd, past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.
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

B.
Compensation.

In fiscal year 2017, the aggregate remuneration we paid and that accrued to our directors and senior management was A$0.3 million.

2017	Salary $	Non-cash Benefits $	Long-term Bonus $	Share based payments $	Post-employment Super Contribution $	Total $
Non-Executive Directors
Datuk Zain Yusuf	22,916	-	-	-	-	22,916
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	14,583	-	-	-	139	14,722
Mohd Azlan	14,583	-	-	-	139	14,722
Total Non-executive Directors	52,082	-	-	-	278	52,360
Dato’ Nathan Mahalingam	104,167	-	-	-	-	104,167
Mr. Guy Burnett	87,948	4,353	-	-	8,709	101,010
Mr. James Garton	83,333	-	-	-	7,917	91,250
TOTAL KEY MANAGEMENT PERSONNEL	327,530	4,353	-	-	16,904	348,787

2016
Salary $		Non-cash Benefits $	Long-termBonus $	Share based payments$	Post-employmentSuper Contribution1 $	Total $
Non-Executive Directors
Datuk Zain Yusuf	55,000	-	-	-	-	55,000
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	35,000	-	-	-	333	35,333
Mohd Azlan	35,000	-	-	-	333	35,333
Total Non-executive Directors	125,000	-	-	-	666	125,666
Dato’ Nathan Mahalingam	290,000	3,782	-	-	-	293,782
Mr. Guy Burnett	216,319	10,429	-	-	20,900	247,648
Mr. James Garton	200,000	-	-	-	19,000	219,000
TOTAL KEY MANAGEMENT PERSONNEL	831,319	14,211	-	-	40,566	886,096

Share Based Compensation Plans
At the date of this report, the Group has no Share Based Compensation Plans.

Performance Rights
At the date of this annual report, the Group has no Performance Right Plans and there were no performance rights issued in fiscal years 2015, 2016 and 2017.

Options
At the date of this annual report, the Group has no Option Plans and there were no options issued in fiscal years 2015, 2016 and 2017.

Retirement Benefits
All employees employed by Mission NewEnergy and its subsidiaries belong to appropriate retirement schemes for each jurisdiction in which it operates. All such employee retirement schemes are defined contribution schemes and thus no amounts are required to be set aside by us to meet any future retirement benefit obligations.

1 Superannuation is a mandatory retirement plan for employees in Australia.

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

In accordance with Mission’s Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Executive Chairman/Managing Director/Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently is comprised of three directors, all of which are non-independent executive directors. Details of each director’s skills, expertise and background are contained within the directors’ report included with the company’s annual financial statements lodged with the Australian Securities Exchange. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential director’s skill to ensure they have appropriate industry expertise in the Group’s operating segments. In addition, the Board has considered the current Board composition based on the existing level of operations within the group.

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

During the 2017 fiscal year, the Audit and Risk Management Committee comprised two independent non–executive directors and one non-independent non–executive director that have diverse and complementary backgrounds. Since the retirement of the non-executive Directors, the three executive Directors form the members of the Audit and Risk Committee.

Messrs. Tan Sri Anwar (Chairman), Mohd Azlan and Datuk Zain Yusuf were members of the Audit and Risk Management Committee.

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

During the 2017 fiscal year, the Remuneration and Nomination Committee comprised two independent non–executive directors and one non-independent non–executive director. Since the retirement of the non-executive Directors, the three executive Directors form the members of the Nomination and Remuneration Committee.

Messrs. Datuk Zain Yusuf (Chairman), Tan Sri Anwar, and Mohd Azlan were members of the Remuneration and Nomination Committee.

We have a remuneration policy that sets out the terms and conditions for the Managing Director and other senior executives.

Mission Advisor to the Board

Dato’ Mohamed Nizam bin Abdul Razak was an advisor to the Board during the 2017 fiscal year. He retired in June 2017. Dato’ Nizam Razak, a Malaysian, was attached to Bumiputra Merchant Bankers Bhd, an investment bank, from 1981 to 1984 and to PB Securities Sdn Bhd, a stockbroking firm from 1984 to 1998. He is an independent and Non-Executive Director of Yeo Hiap Seng Limited and Mamee-Double Decker (M) Sdn Bhd. He also serves on the board of several private limited companies engaged in a wide range of activities and is actively involved in several charitable foundations such as Noah Foundation, National Children Welfare Foundation, Yayasan Cemerlang, Yayasan Rahah and Yayasan Wah Seong. In March 2012, he was appointed Pro-Chancellor of University Tun Abdul Razak and in July 2013, he was appointed Chancellor of Unitar International University. In the past he has held directorships in companies involved in a wide range of activities such as banking, insurance, mutual funds, steel, auto parts manufacturing, health care, IT, retail and food production. Dato’ Nizam graduated in 1980 with a Bachelor of Arts (Oxon) degree in Politics, Philosophy and Economics from the Oxford University, United Kingdom.

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

D.
Employees.

As of June 30, 2017, we had three employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia
Finance, legal and other administrative functions	0	2	1
Engineering, operations, R&D and information systems	0	0	0

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2014		2	6	-
2015	-	2	5	-
2016	-	2	4	-
2017	-	2	1	-

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

E.
Share Ownership.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 40,870,275 as of October 10, 2017 by:

●
each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;
●
each of our directors in office during the 2017 fiscal year;
●
each of our named executive officers; and
●
all of our current directors and executive officers as a group.

	Number ofShares	% of issued ordinary shares
Principal Shareholders
Muralidhar Menon	5,000,000	12.23%
Kajaintharan Sithambaran	5,000,000	12.23%
Directors and Executive Officers:
Dato’ Nathan Mahalingam (1)	5,612,956	13.73%
James Garton	5,112,051	12.51%
Guy Burnett	5,112,001	12.51%
Datuk Zain Yusuf (3)	—	—
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor (3)	—	—
Mohd Azlan Bin Mohammed (2) (3)	5,000,000	12.23%
All directors and executive officers as a group

(1)	Includes 492,957 shares held by Mission Equities Sdn Bhd., a company which Dato’ Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, owns.
(2)	Held by Karisma Inegrasi Sdn Bhd, which Mohd Azlan controls and is considered the beneficial owner of the shares it holds.
(3)	Datuk Zain Yusuf, Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor and Mohd Azlan Bin Mohammed retired from the Board of the Company on 14 June 2017.

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
As of October 9, 2017, we had forty three holders of record in the United States with a combined holding of 4,045,684 shares, representing 9.9% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”

B.
Related Party Transactions.

Other than as disclosed below, from July 1, 2016 through to June 30, 2017, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence. Refer to note 23 of the financial statements included at the end of this report for details of any related party transactions.

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

Item 9. The Offer and Listing

A.
Offer and Listing Details.

	OTC Markets Pink Sheets		NASDAQ		ASX
	High	Low	High	Low	High	Low
Fiscal year ended	US$	US$	US$	US$	$A	$A

June 30, 2018
First Quarter (through September 29, 2017)	0.01	0.01	-	-	0.04(1)	0.036(1)
June 30, 2017					0.04(1)	0.036(1)
First Quarter	0.06	0.02	-	-	0.04(1)	0.036(1)
Second Quarter	0.03	0.02	-	-	0.04(1)	0.036(1)
Third Quarter	0.02	0.02	-	-	0.04(1)	0.036(1)
Fourth Quarter	0.02	0.01	-	-	0.04(1)	0.036(1)
June 30, 2016					0.04(1)	0.036(1)
First Quarter	0.06	0.03	-	-	0.07	0.04
Second Quarter	0.06	0.02	-	-	0.06	0.03
Third Quarter	0.06	0.02	-	-	0.04	0.03
Fourth Quarter	0.04	0.02	-	-	0.04	0.03
June 30, 2015
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.02	0.01	-	-	0.01	0.01
Third Quarter	0.16	0.01	-	-	0.26	0.001
Fourth Quarter	0.12	0.03	-	-	0.15	0.04
June 30, 2014
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.06	0.01	-	-	0.05	0.01
Third Quarter	0.03	0.01	-	-	0.03	0.01
Fourth Quarter	0.02	0.01	-	-	0.01	0.01
Month ended
April 2017	0.02	0.01	-	-	0.04(1)	0.036(1)
May 2017	0.02	0.01	-	-	0.04(1)	0.036(1)
June 2017	0.01	0.01	-	-	0.04(1)	0.036(1)
July 2017	0.01	0.01	-	-	0.04(1)	0.036(1)
August 2017	0.02	0.02	-	-	0.04(1)	0.036(1)
Fiscal year ended June 30,
2017	0.06	0.01	-	-	0.04(1)	0.036(1)
2016	0.07	0.02	-	-	0.07	0.03
2015	0.12	0.035	-	-	0.15	0.04
2014	0.023	0.007	-	-	0.01	0.01
2013	0.02	0.02	-	-	0.05	0.05
2012	0.07	0.06	-	-	0.08	0.07

The table above presents, for the periods indicated, the high and low market prices for our ordinary shares reported on the ASX (symbol: “MBT”) and the NASDAQ (symbol: MNEL) and the OTC Markets Pink Sheets (symbol: MNELF) for the periods indicated. Our ordinary shares were delisted from trading on the Nasdaq on July 9, 2012.
(1) Our ordinary shares were suspended from trading on the ASX on 25 November 2016. All prices for the ASX values are in Australian dollars and do not give effect to the 50-1 share consolidation that became effective on April 4, 2011. All prices for the NASDAQ and OTC are in US Dollars.

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

Foreign Shareholder who, together with associates, owns a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. Double Taxation Convention between the United States and Australia is unlikely to limit the amount of this taxable gain. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain shareholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%, which may not be available for non-resident shareholders. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains. Non-resident shareholders are urged to obtain tax advise as required.

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

Credit Risk

There is no credit risk for receivables at June 30, 2017 in the refining operations.

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

Group sensitivity

At June 30, 2017, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on cash and cash equivalent – A$ 6,229 lower/ A$ 18,624 higher (2016:A$ 167,019 lower/ A$16,877 higher)

Profit and Loss would have been – A$ 6,229 lower/ A$ 18,624 higher (2016:A$ 167,019 lower/ A$16,877 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Interest Rate Risk

Interest rate risk has historically been managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The group has no debt at June 30, 2017.

Group sensitivity

At 30 June 2017, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;
●     Effect on post tax profit – A$ Nil lower/higher (2016: A$ Nil lower/higher)
●     Equity would have been – A$ Nil lower/higher (2016: A$ Nil lower/higher)

Commodity Risk

As there was no inventory held as at June 30, 2017, the Group has no exposure to market prices of input costs into the production of biodiesel.

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
The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2017 based upon criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2017, the Company’s internal control over financial reporting was effective.
Changes in Internal Control over Financial Reporting.
There was no change in internal control over financial reporting during the year ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2017 and 2016 were A$46,748 and A$66,748, respectively.

All other Fees. A$0 and for the fiscal year ending 2017 and A$0 in fiscal year 2016.

Tax Fees. The Company incurred fees totaling A$0 during the fiscal year ended June 30, 2017 and 2016.

Audit-Related Fees. A$0 and for the fiscal years ending 2017 and 2016.

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

Date: October 31, 2017
By:
/s/ Guy Burnett
Name:
Guy Burnett
Title:
Chief Financial Officer and Company Secretary

Tel: +8 6382 4600 Fax: +8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

31 October 2017
Board of Directors and Stockholders
Mission NewEnergy Limited
SUBIACO, WESTERN AUSTRALIA

Dear Directors and Stockholders,

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated financial position of Mission NewEnergy Limited as of June 30 2017 and 2016 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mission NewEnergy Limited at June 30, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended June 30 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

BDO Audit (WA) Pty Ltd

Wayne Basford
Director

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licencees.

 Audit report - TO BE UPDATED

 FINANCIAL STATEMENTS TABLE OF CONTENTS

 CONSOLIDATED STATEMENT OF PROFIT OR LOSS
FOR THE YEAR ENDED 30 JUNE 2017
	Note	2017	2016	2015
		$	$	$
Other income		7,777	41,960	7,270,759
Total revenue		7,777	41,960	7,270,759
Director and Employee benefits expense	6a	(467,220)	(1,090,634)	(1,574,264)
Net foreign exchange (losses)/gains		(10,874)	(339,576)	3,240,119
Consultants’ expenses		(13,017)	(9,301)	(16,333)
Impairment of receivable				(671,660)
Regulatory expenses		(40,228)	(28,645)	(67,589)
Travel expenses		(66,488)	(188,092)	(175,320)
Rental expenses		(11,986)	(17,039)	(10,136)
Other expenses	6b	(298,617)	(586,192)	(1,985,187)
Depreciation and amortisation expenses		(487)	(175)	(2,874)
Finance Cost – amortisation		-	-	(944,123)
Finance Costs		-	-	(870,703)
Impairment of investment in associate	16	(3,608,038)	-	-
(Loss)/Profit before income tax		(4,509,178)	(2,217,694)	4,192,689
Income tax expense	7	(3,252)	(844)	(5,497)
(Loss)/Net Profit before non-controlling interest		(4,512,430)	(2,218,538)	4,187,192
Share of net (loss)/profit of associate accounted for using the equity method	15	(38,174)	(110,007)	37,510
Gain for the year from discontinued and deconsolidated operations		-	-	24,132,542
(Loss)/Profit for the year after tax		(4,550,604)	(2,328,545)	28,357,244
Profit/(Loss) attributable to:
Owners of Mission NewEnergy Ltd		(4,550,604)	(2,328,545)	28,357,244
Non-controlling interests		-	-	-
		(4,550,604)	(2,328,545)	28,357,244

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEAR ENDED 30 JUNE 2017 Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	8	(0.11)	(0.06)	0.13
Diluted (loss)/earnings per share (dollars)	8	(0.11)	(0.06)	0.13
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	8	(0.11)	(0.06)	0.91
Diluted earnings/(loss) per share (dollars)	8	(0.11)	(0.06)	0.91

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2017
	2017	2016	2015
	$	$	$
Profit/(Loss) for the year	(4,550,604)	(2,328,545)	28,357,244
Other comprehensive income
Items that may be realised through profit or loss:
Exchange differences on translating foreign operations	(20,146)	324,255	(2,485,775)
Other comprehensive (loss)/income for the period net of tax	(20,146)	324,255	(2,485,775)
Total comprehensive loss for the year	(4,570,750)	(2,004,290)	25,871,469
Attributable to non-controlling equity interests	-	-	-
Attributable to owners of the parent	(4,570,750)	(2,004,290)	25,871,469
Comprehensive (loss)/income from Continuing Operations	(4,570,750)	(2,004,290)	1,738,927
Comprehensive income from Discontinued Operation	-	-	24,132,542

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2017
	Note	2017	2016
		$	$
Current Assets
Cash and cash equivalents	9	387,840	1,400,538
Trade and other receivables	10	6,134	1,117,594
Other assets		3,751	4,166
Total current assets		397,725	2,522,298

Non-Current Assets
Property, plant and equipment		1,748	2,455
Investments accounted for using the equity method	15	-	3,646,211
Non-Current assets held for sale	16	-	-
Total non-current assets		1,748	3,648,666
Total Assets		399,473	6,170,964
Current Liabilities
Trade and other payables	11	21,072	104,157
Short-term provisions	12	183,885	1,301,541
Total current liabilities		204,957	1,405,698
Net Assets		194,516	4,765,266

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Contd.
	Note	2017	2016
		$	$
Equity
Issued capital	13	523,197	523,197
Reserves		1,184,653	1,204,799
Retained losses) / earnings		(1,513,334)	3,037,270
Total Equity		194,516	4,765,266
The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2017
	Ordinary Share Capital	Retained Earnings/ (losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Total
	$	$	$	$	$
Balance as at 30 June 2015	523,197	5,365,815	150,000	730,544	6,769,556
Loss after income tax expense for the year	-	(2,328,545)	-	-	(2,328,545)
Other Comprehensive income for the period	-	-	-	324,255	324,255
Total Comprehensive Income	-	(2,328,545)	-	324,255	(2,004,290)
Balance as at 30 June 2016	523,197	3,037,270	150,000	1,054,799	4,765,266
Transactions with owners in their capacity as owner
Loss after income tax expense for the year	-	(4,550,604)	-	-	(4,550,604)
Other Comprehensive income for the period	-	-	-	(20,146)	(20,146)
Total Comprehensive Income		(4,550,604)		(20,146)	(4,570,750)
Balance as at 30 June 2017	523,197	(1,513,334)	150,000	1,034,653	194,516

 CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2017
	Note	2017 $	2016 $	2015 $
Cash Flows From Operating Activities
Receipts from customers		-	-	3,840,439
Payments to suppliers and employees		(983,190)	(2,118,136)	(3,461,059)
Interest received		7,718	41,347	17,529
Income tax paid		(3,252)	(844	(5,445)
Net cash generated / (used in) operating activities	14	(978,724)	(2,077,633)	391,464

Cash Flows From Investing Activities
Purchase of property, plant and equipment		-	(2,618)	-
Proceeds and deposit from sale of assets		-	-	28,894,946
Release of performance bond and deposits		-	-	20,843
Retention released		1,056,870	-	-
Payable associated with retention released		(1,056,870)	-	-
Settlement payment of legal dispute		-	(4,040,886)	-
Amounts released/(placed) on deposit for legal dispute		-	4,040,886	(5,105,051)
Asset sale retention deposit		-	332,333	(354,610)
Payments for investment in Associate		-	-	(3,731,689)
Cash balance from deconsolidated operations		-	-	(32,648)
Net cash provided from investing activities		-	329,715	19,691,791

Cash Flows From Financing Activities
Repayments of borrowings		-	-	(17,730,983)
Net cash (used) by financing activities		-	-	(17,730,983)
Net (Decrease) In Cash And Cash Equivalents		(978,724)	(1,747,918)	2,352,272
Cash and cash equivalents at beginning of the financial year		1,400,538	3,150,776	451,953
Effects of exchange rate fluctuations of cash held in foreign currencies		(33,974)	(2,320)	346,551
Cash And Cash Equivalents At End Of Financial Year	9	387,840	1,400,538	3,150,776
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
●
listed on the ASX (MBT) with its operations in Malaysia. Currently the shares on the ASX are in voluntary suspension pending the completion of a proposed Reverse Take Over;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia, which is expected to be retrofitted to produce biodiesel from lower cost feedstock. This investment was equity accounted at 30 June 2016 and classified as an associate within these financial statements with a carrying value of $3.6 million (note 15). At 30 June 2017, following a change in classification of this asset to held for sale, the carrying value was written down to NIL (see note 16).

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
Significant matters
Going concern
The Group realised a net operating loss for the year ended 30 June 2017 of $4,550,604 (2016 : $2,328,545) and incurred net cash outflows from operating activities of $978,724 (2016 : $2,077,633). At 30 June 2017 the Group had net working capital of $192,768 (2016 : 1,116,600). At the date of 27 September 2017 the Group has a cash balance of around $328,000 and net assets of around $121,000.
The ability of the Group to continue as a going concern is dependent on securing additional funding through the issue of further equity (either via an equity raise or via the proposed reverse takeover transaction as discussed in the Directors report) or debt, generating positive cash flows from new operations, and/or realising cash through the sale of its 20% share in the associate.
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
●
reduction of expenditure where Directors have agreed to not draw a fee or accrue a salary;
●
generate positive cash flows from new operations; and
●
realise cash through the sale of its 20% share in the associate.
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
Carrying value of investment in associate
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company (see note 15).
FGVGE is continuing with the process of assessing whether it will complete the retrofit of the 250,000 tpa refinery and this assessment includes:
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
●
Finalising a sales off-take agreement.
FGVGE is currently pursuing options to refinance the existing loan from FGV Capital with third party debt financiers. The Board of FGVGE continues to review the status of the project.
The Group’s investment in associate is recorded at NIL (2016: $3,646,211), please refer to note 15 and 16 for further information.
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
●
Malaysian investments (20% investment in Associate) - Malaysian Ringgit
●
Other – Australian Dollar.
The Board of Directors approved this financial report on 27 September 2017.

3.
 New, revised or amending Accounting Standards and Interpretations adopted
The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the AASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have a material impact on the financial performance or position of the consolidated entity.
Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

4.
 New Accounting Standards and Interpretations not yet mandatory or early adopted
Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for period ended 30 June 2017. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.
AASB 9 Financial Instruments
These amendments must be applied for financial years commencing on or after 1 January 2018. Therefore application date for the Company will be 30 June 2019.
AASB 9 addresses the classification, measurement and de-recognition of financial assets and financial liabilities, it also sets out new rules for hedge accounting. There will be no impact on the Company’s classification or measurement for financial assets and financial liabilities. Currently the Group holds no financial instruments that would it would have paid the amortised cost for. The new hedging rules align hedge accounting more closely with the Company’s risk management practices. As a general rule it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. Currently the Group does not enter into derivative contracts.
AASB 15 Revenue from Contracts with Customers
These amendments must be applied for annual reporting periods beginning on or after 1 January 2018. Therefore application date for the Company will be 30 June 2019.
An entity will recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This means that our Associate once in production, will only recognize revenue when control of goods or services is transferred, rather than on transfer of risks and rewards as is currently the case under IAS 18 Revenue.
AASB 16 Leases
AASB 16 eliminates the operating and finance lease classifications for lessees currently accounted for under AASB 117 Leases. It instead requires an entity to bring most leases onto its statement of financial position in a similar way to how existing finance leases are treated under AASB 117. An entity will be required to recognise a lease liability and a right of use asset in its statement of financial position for most leases.
There are some optional exemptions for leases with a period of 12 months or less and for low value leases. The application date of this standard is for annual reporting periods beginning on or after 1 January 2019. Due to the recent release of this standard, the group has not yet made a detailed assessment of the impact of this standard.
It is not expected that there will be any impact on the financial statements when these amendments are adopted.

5.
 Segment reporting
Segment Report – 2017	Biodiesel Refining	Corporate	Total
	2017 $	2017 $	2017 $
Revenue
Revenue from external customers	-	-	-
Interest received	2,744	5,028	7,772
Other income	-	5	5
Total segment revenue	2,744	5,033	7,777
Employee benefits expense	(70,590)	(34,679)	(105,269)
Executive Directors benefits expense	(15,991)	(293,600)	(309,591)
Non-Executive Directors benefits expenses	-	(52,360)	(52,360)
Depreciation and amortisation	(487)	-	(487)
Finance costs	-	-	-
Impairment of investment in associate	(3,608,038)	-	(3,608,038)
Other expenses	(169,139)	(272,071)	(441,210)
Share of net loss of associate accounted for using the equity method	(38,174)	-	(38,174)
Segment result before tax	(3,899,675)	(647,677)	(4,547,352)
Income tax expense	(3,252)	-	(3,252)
Net (loss) for the year			(4,550,604)

Non-current Segment assets	1,748	-	1,748
Total Segment assets	40,499	358,974	399,473
Segment liabilities	(3,864)	(201,093)	(204,957)

Segment Report – 2016	Biodiesel Refining	Corporate	Total
2016 $		2016 $	2016 $
Revenue
Revenue from external customers	-	-	-
Interest received	12,881	28,336	41,217
Other income	731	12	743
Total segment revenue	13,612	28,348	41,960
Employee benefits expense	(96,008)	(79,065)	(175,073)
Executive Directors benefits expense	(39,995)	(749,900)	(789,895)
Non-Executive Directors benefits expenses	-	(125,666)	(125,666)
Depreciation and amortisation	(175)	-	(175)
Finance costs	-	-	-
Other expenses	(867,092)	(301,753)	(1,168,845)
Share of net loss of associate accounted for using the equity method	(110,007)	-	(110,007)
Segment result before tax	(1,099,665)	(1,228,036)	(2,327,701)
Income tax expense			(844)
Net (loss) for the year			(2,328,545)

Non-current Segment assets	3,648,666	-	3,648,666
Total Segment assets	5,069,833	1,101,131	6,170,964
Segment liabilities	(1,114,920)	(290,778)	(1,405,698)
Acquisitions of property, plant and equipment	2,455	-	2,455

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
Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
 Expenses
	2017 $	2016 $	2015 $
6a) Director and Employee benefits expense
Wages and Salaries	450,318	1,041,974	1,369,926
Contribution to defined contribution plans	16,902	48,660	54,338
Share based payment	-	-	150,000
	467,220	1,090,634	1,574,264
6b) Other expenses:
Audit fees	46,748	66,748	53,096
Computer maintenance & consumables	592	6,114	5,670
Communication expenses	14,725	28,773	40,209
Insurance costs	78,004	91,138	149,578
Legal fees	52,508	152,961	1,372,921
Plant sale and operating costs	-	188,185	293,384
Due diligence costs	73,145	-	-
Other administrative costs	32,895	52,273	70,329
Total	298,617	586,192	1,985,187

7.
 Income Tax
	2017 $	2016 $	2015 $
a. The components of tax expense comprise
Current tax	(3,252)	(844)	(5,497)
Deferred tax	-	-	-
	(3,252)	(844)	(5,497)
b. The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting (loss) before tax	(4,509,178)	(2,217,694)	4,192,689
Gain / (Loss) for the year from discontinued operations	-	-	24,132,542
Total Gain / (Loss) for the year	(4,509,178)	(2,217,694)	28,325,231
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	(1,352,753)	(665,308)	8,497,569
Adjusted for:
Tax effect of:
● losses not brought to account	1,349,501	664,464	(480,747)
● Impairment of non-assessable items	-	-	(8,022,319)
	(3,252)	(844)	(5,497)
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	(3,252)	(844)	(5,497)

The applicable weighted average effective current tax rate is as follows:	0%	0%	0%
Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test.
At both period ends the Group has not recognised any current or deferred tax liabilities or assets.
Deferred tax assets on losses to a value of $2.8 million (2016: $2.9 million) to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$3.1 million (2016: A$1.2 million).

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

8.
 Earnings per share
a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	(4,550,604)	(2,328,545)	28,357,244
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	(4,550,604)	(2,328,545)	4,187,192
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	40,870,275	31,253,837
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	40,870,275	31,253,837

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

9.
 Cash and cash equivalents
	2017 $	2016 $	2015 $
Cash at bank and in hand	147,673	271,158	1,033,903
Short-term bank deposits	240,167	1,129,380	2,116,873
	387,840	1,400,538	3,150,776

See note 17, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Accounting policy: Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

10.
 Trade and Other Receivables
	2017 $	2016 $
CURRENT
Receivable – sales proceeds withheld	-	1,114,830
Other receivables	6,134	2,764
TOTAL	6,134	1,117,594

The Receivable – Sales proceeds withheld, relates to a portion of the proceeds from the sale of the 250,000 tp refinery withheld to be settled as deferred consideration on settlement of convertible notes previously owed (see note 12). This amount was received with the corresponding payment in the current financial year.

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of assumptions and estimates. Please refer to note 17 for a discussion around credit risk, provisioning and age analysis of financial assets.

11.
 Trade and Other Payables
CURRENT	2017 $	2016 $
Unsecured liabilities:
Trade payables	82	55,069
Sundry payables and accrued expenses	20,990	49,088
	21,072	104,157

12.
 Provisions
CURRENT
Provision for leave	183,885	186,711
Provision for legal settlements	-	1,114,830
	183,885	1,301,541

The Provision for legal settlement, relates to a portion of the proceeds from the sale of the 250,000 tpa refinery and has been settled in the current financial period (see note 10).

13.
 Issued Capital
Fully paid ordinary shares (Issued and authorised)
	2017 Number	2017 $	2016 Number	2016 $
At the beginning of reporting period	40,870,275	523,197	40,870,275	523,197
Ordinary shares issued	-	-	-	-
At reporting date	40,870,275	523,197	40,870,275	523,197
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

14.
 Cash Flow Information
Reconciliation of Cash Flow from Operations with Profit (Loss) after Income Tax	2017 $	2016 $	2015 $
(Loss) after income tax	(4,550,604)	(2,328,545)	28,357,244
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	487	175	2,874
Gain from discontinued and deconsolidated operations	-	-	(24,132,542)
Share of net loss/(profit) of associate	38,174	110,007	(37,510)
Interest accrued	-	-	870,703
Gain on the settlement/restructure of Convertible Note	-	-	(7,245,011)
Amortisation of Equity portion of Convertible Note	-	-	944,123
Provision for employee benefits	(2,826)	9,094	27,883
Other non cash adjustments	4,436	-	-
Share based payment	-	-	150,000
Impairment of receivables and loans	-	-	672,510
Impairment of associate	3,608,038	-	-
Net cash (used in) operating activities before change in assets and liabilities	(902,295)	(2,209,269)	(389,726)

Change in assets and liabilities
Decrease in receivables	1,091	75,730	3,123,545
(Increase) / decrease in other assets	(4,691)	36,022	(17,268)
Decrease in deferred tax and current tax	-	-	52
(Increase)/decrease in creditors and accruals	(87,870)	(325,926)	316,172
Foreign Currency Adjustments	15,041	345,810	(3,581,046)
	(76,429)	131,636	(158,545)
Cash generated by discontinued operations			939,735
Cash (used in)/provided by operations	(978,724)	(2,077,633)	391,464
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
A list of subsidiaries is provided in note 15. This note also discloses details about the group’s equity accounted investments.

15.
 Investments in subsidiaries, unconsolidated entities and associates
(a) Subsidiaries
The Group’s subsidiaries at 30 June 2017 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Percentage Owned (%)		Ownership interest held by non-controlling interests
	Country of Incorporation	2017	2016	2017	2016	Principal activities
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB
B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2017. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

		Percentage Owned (%)				Carrying amount ($)
Name of entity	Country of Incorporation	2017	2016	Nature of relationship	Measurement method	2017	2016
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	-	3,646,211

	FGV Green Energy Sdn Bhd
Summarised statement of comprehensive income	2017	2016
Interest income	-	-
(Loss)/Profit from operations	(354,842)	(550,035)
Dividends received	-	-
The Groups share of (Loss)/profit from operations	(38,174)	(110,007)

	FGV Green Energy Sdn Bhd
Summarised statement of financial position	2017	2016
Cash and cash equivalents	74,158	310,610
Other current assets	230,602	22,969,284
Non-current assets	33,125,295	35,559,859
Current liabilities	(18,775,207)	(42,184,168)
Non-current financial liabilities	-	(101,291)
Net Assets	14,654,848	16,554,294

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

16.
 Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates.
Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2017. During the twelve months ended 30 June 2017 management reassessed its estimates in respect of:
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
In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 24: Parent Information for further details.
Investments in associates/Non-Current Assets held for sale
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount at 30 June 2016 was assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’. At 30 June 2016 the 20% shareholding of Felda Green Energy Sdn Bhd (FGVGE) in Malaysia was carried at cost less the groups share of losses for the reporting period (Refer to note 15).
During the current financial year the Group announced an intention to undertake a Reverse Take Over (refer to the Director’ Report for further details). Under the RTO arrangement the Group is required to dispose of the shares held in the Associate Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on statement of financial position with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.
In assessing the carrying value of the investment, the following factors were considered by the Directors:
o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publically traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted.

Given that the Group has entered into this agreement in December 2016 which requires the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors have deemed it prudent to impair the carrying value of the investment to NIL during the current financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group.

	2017	2016
	$	$
Impairment of investment in associate	3,608,038	-
	3,608,038	-

17.
 Financial Instruments and Financial Risk Management
Financial Risk Management
The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, other financial assets and accounts payable.
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
As at 30 June 2017 and 30 June 2016 the group held the following financial instruments:
	2017 $	2016 $
Financial assets
Cash and cash equivalents	387,840	1,400,538
Receivables (Current)	6,134	1,117,594
Financial liabilities
Trade and other payables	21,072	104,157
The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.
Interest rate risk
Interest rate risk is managed with floating rate deposits.
Group sensitivity
At 30 June 2017, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;
●
Effect on post tax profit – A$NIL lower/higher (2016: A$ Nil lower/higher)
●
Equity would have been – A$NIL lower/higher (2016: A$ Nil lower/higher)

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
Group sensitivity
At 30 June 2017, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;
Effect on cash and cash equivalent – A$6,229 lower / A$18,624 higher (2016: A$167,019 lower / A$16,877 higher
Profit and Loss would have been – A$6,229 lower / A$18,624 higher (2016: A$167,019 lower / A$16,877 higher)
Hedging of Foreign Currency Risk
At financial report date the Group had no forward exchange contracts in place.

Credit risk
The following table sets out the credit quality of financial assets:
	2017 $	2016 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	358,974	1,100,041
P-2 (Malaysia)	28,866	300,497
	387,840	1,400,538
Receivables
Counterparties without external credit rating
Group 1	6,134	1,117,594
Group 1 receivables in 2016 primarily relate to receivables related to the sale of the refinery in the prior financial year whereby proceeds of the sale were withheld pending certain legal proceedings.
Commodity Risk
As there was no inventory held as at 30 June 2017, the Group has no direct exposure to market prices of input costs into the production of biodiesel.
Liquidity risk
			Weighted Average Interest Rate
	2017	2016	2017	2016
	$		$%	%
Financial Assets:
Cash and cash equivalents	387,840	1,400,538	1.28	1.93
Loans and Receivables	6,134	1,117,594	-	-
	393,974	2,518,132

Current liabilities	204,957	1,405,698
The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained to meet known liabilities.

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

18.
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

19.
 Capital and Leasing Commitments
The group has no operating lease or capital expenditure commitments.

20.
 Contingent Liabilities and Contingent Assets
The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2017.

21.
 Events occurring after the reporting period
There have been no significant subsequent events up until the date of signing this Financial Report.

 OTHER INFORMATION

This section of the notes includes other information that must be disclosed to comply with the accounting standards and other pronouncements, but that is not immediately related to individual line items in the financial statements.

22.
 Remuneration of Auditors
	2017 $	2016 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	36,837	60,909

23.
 Related Parties

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$650 per month. The lease is on a month to month basis.
There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

24.
 Parent entity information
	2017	2016
Information relating to Mission NewEnergy Limited:	$	$
Current assets	358,974	1,101,131
Non-current assets	-	3,720,509
Total assets	358,974	4,821,640
Current liabilities	(201,093)	(295,573)
Total liabilities	(201,093)	(295,573)
Net asset surplus / (deficit)	157,881	4,526,067
Issued capital	418,635	418,635
Opening Retained Profit / (Loss)	3,957,431	5,900,761
Share based payments reserve	150,000	150,000
Total shareholders’ equity/deficit	(4,526,066)	(6,469,396)
(Loss) of the parent entity during the year	(4,368,185	(1,943,331)
Total shareholders equity deficit	(157,881)	(4,526,065)

	2017 $	2016 $
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-
The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2017.

25.
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

26.
 Authorisation of financial statements
The consolidated financial statements for the year ended 30 June 2017 (including comparatives) were approved by the Board of Directors on 27 September 2017.

Dato’ Nathan Mahalingam
Director