Form 20-F
period 2018-06-30
Mission NewEnergy Ltd
filed 2018-11-13
CIK 1463471

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2018
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2018: 40,870,275 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☒ Yes      ☐ No

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

The following table sets out relevant conversion measures for Mission NewEnergy’s business:

1 Tonne                  =       2,204.6226 Pounds biodiesel
1 Tonne                  =       1.1023 Tons (short) biodiesel
1 Tonne                  =       298 Gallons biodiesel
1 Tonne                  =       7.4 Barrels biodiesel
1 Barrel                  =       42 Gallons biodiesel

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2016, 2017 and 2018 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. References to a year other than a “fiscal” year are to the calendar year ended December 31. References to “our refinery,” “the refinery”, “our business” and “the joint venture company” refer to a 20% shareholding held by our wholly owned subsidiary M2 Capital Sdn Bhd in a Malaysian Joint Venture Company, named FGV Green Energy Sdn Bhd, which owns a 250,000 tpa biodiesel refinery. This refinery is under care and maintenance as the project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts and the planned retrofit of new technology is on hold.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
Selected Financial Data.

The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2018, 2017, and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2018, 2017 and 2016 and the balance sheet data as at June 30, 2018 and 2017 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2015 and 2014 and the balance sheet data as at June 30, 2016, 2015, and 2014 have been derived from our audited financial statements that are not included in this annual report.

	$2018 US$(1)	2018 A$	2017 A$	2016 A$	2015 A$	2014 A$
Income Statement data:
Total sales revenue	-	-	-	-	-	-
Total other income	1	2	8	42	7,271	9,684
Cost of sales	-	-	-	-	-	-
Employee benefits expense	-	-	(467)	(1091)	(1,574)	(1,377)
Other income/ (expenses)	(156)	(200)	(4,050)	(1,169)	311	(4,053)
Finance costs	(2)	(2)	-	-	(1,815)	(4,863)
Profit/(loss) from operations before income tax	(157)	(202)	(4,509)	(2,218)	4,193	(609)
Income tax (expense)/ benefit	-	-	(3)	(1)	(6)	-
Profit/(loss) from continuing operations	(157)	(202)	(4,512)	(2,219)	4,187	(609)
Share of net (loss)/profit of associate accounted for using the equity method	-	-	(38)	(110)	37	-
Profit/(loss) for the year from discontinued operations	-	-	-	-	24,133	(485)
Net Profit / (loss)	(157)	(202)	(4,550)	(2,329)	28,357	(1,094)
Profit/(loss) attributable to non-controlling interests				-	-	17
Profit/(loss) attributable to members of the parent	(157)	(202)	(4,550)	(2,329)	28,357	(1,077)
Basic and diluted earnings / (loss) per share (2)	(0.004)	(0.005)	(0.11)	(0.06)	0.91	(0.08)
Weighted average ordinary number of shares outstanding (3)	40,870,275	40,870,275	40,870,275	40,870,275	31,253,837	13,377,124
Balance Sheet data:
Total current assets	148	200	398	2,522	8,851	4,002
Total assets	148	200	399	6,171	12,621	4,049
Total current liabilities	151	205	205	1,406	5,852	276
Total non-current liabilities	-	-	-	-	-	15,125
Total liabilities	151	205	205	1,406	5,852	15,400
Retained earnings/ (accumulated losses)	(1,269)	(1,715)	(1,513)	3,037	5,366	(141,618)
Total Equity/(Deficit)	(4)	(5)	195	4,765	6,770	(11,351)
Other financial data:
Dividends per share	—		-	—	—	—

(1)
The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2018, which exchange rate was A$1.00 = US$0.7399. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2017 to June 30, 2018 which was A$1.00 = US$0.7753. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

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

For your convenience, we have translated some Australian dollar amounts into U.S. dollar amounts at the noon buying rate in The City of New York for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). On June 30, 2018, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = US$0.7399. On September 7, 2018, the noon buying rate for Australian dollars into U.S. dollars was A$1.00 = U.S $ 0.7135.

We make no representation that any Australian dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Australian dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table contains information for the noon buying rate for the Australian dollar into U.S. dollars for the periods indicated.

	At PeriodEnd	AverageRate (1)	High	Low
Fiscal year ended June 30,
2012	1.0236	1.0323	1.1026	0.9453
2013	0.9165	1.0272	1.0591	0.9165
2014	0.9427	0.9186	0.9705	0.8715
2015	0.7704	0.8365	0.9488	0.7566
2016	0.7432	0.7289	0.7817	0.6855
2017	0.7676	0.7544	0.7733	0.7174
2018	0.7399	0.7753	0.8105	0.7355
Month ended
April 30, 2018	0.7543	0.7684	0.7784	0.7543
May 31, 2018	0.7570	0.7525	0.7595	0.7445
June 30, 2018	0.7399	0.7498	0.7677	0.7355
July 31, 2018	0.7438	0.7403	0.7466	0.7322
August 31, 2018	0.7192	0.7325	0.7428	0.7192
September 30, 2018 (through September 7, 2018	0.7135	0.7174	0.7198	0.7135
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

We incurred an operating loss for the year ended June 30, 2018 of A$0.2 million (2017: A$4.6 million loss), we have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. Net cash used by operating activities was A$0.19 million (2017: A$1.0 million used in operating activities). At balance date, the current assets less current liabilities were a deficit of A$4.9 thousand (2017: A$0.2 million) and the net assets were a deficit of A$4.9 thousand (2017: A$0.2 million). At June 30, 2018, the Company has current liabilities of A$0.2 million (2017: A$0.2 million). Our ordinary shares have been voluntarily suspended from trading on the Australian Securities Exchange (ASX) from November 25, 2016 and we may be ultimately delisted from the ASX.

The ability of the Group to continue as a going concern is dependent in the short term on completion of an Reverse Take Over (RTO), securing an advance of funds from a potential RTO candidate or generation of cash from an equity placement.

These conditions indicate a material uncertainty that cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
the Group has received confirmation from its employees and Directors that they have forgone all salary entitlements since 1 December 2016 and will not call on their annual leave entitlements until the Group has a clear ability to pay;

●
and management expects the Group will be able to secure funding from completion of a RTO or an alternative source.

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

If the joint venture company in which we hold a 20% stake, carried at $zero, is unable to commence with the currently stalled biodiesel project, we may be unable to recover the cost of our investment.

The refinery owned by the joint venture company is currently unable to produce biodiesel as it needs the completion of a technology refit and the project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts. If this project does not commence we may be unable to recover the cost of our investment.

If our 20% stake in the joint venture company, carried at $zero, is unable to be sold, we may be unable to recover the cost of our investment.

We are trying to sell the 20% investment stake in the joint venture company, with no interest to date. If we cant sell the 20% stake, we will not be able to recover the cost of our investment.

If we are unable to generate sufficient earnings to offset the costs from our primary business, our business and financial condition will suffer a significant adverse effect.

We are in the process of disposing of our investment, this investment has been written down to zero the investment is dormant and is not generating cash.
Earnings (in the form of dividends) from our investment into FGV Green Energy, a refinery joint venture company, which currently has no means of producing operating income, may not exceed our expenses and therefore we may not be able to generate enough revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that if the refinery of FGV Green Energy does not meet prescribed international biofuels legislative requirements, including the EPA requirements under Renewable Fuels Standard (“RFS”), fuels produced from palm oil may not be eligible for the subsidies which make it economically feasible to sell biodiesel internationally, including into the United States, which would limit the market opportunity and would negatively impact our financial viability.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that the refinery, in which we hold a 20% stake, carried at $zero , and which Mission is in the process of disposing of, may not be compliant under the European Renewable Energy Directive, and, if so, our ability to sell palm-based biodiesel into the European Union will be significantly constrained and the results of our operations will be adversely impacted.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk in respect of the design and technology of the refinery may be unable to meet future biodiesel specifications and further capital expenditures may be required.

The specifications for biodiesel are continually evolving and are subject to further change. Further capital expenditures may be required by FGV Green Energy to ensure that the refinery meets new specifications. There is also no assurance that the equipment and technology used in capital improvements will achieve performance specifications. The failure of utilized equipment and technology in this regard may adversely affect the refinery, and as a result reduce our earnings. In particular, the joint venture company, in which we own a 20% interest, may retrofit the refinery with technology to be able to utilize alternative feedstocks to produce biodiesel. If this technology does not work as designed, this may reduce our earnings from FGV Green Energy and adversely affect our financial performance and financial position. Such capital expenditure is likely to be significant in value.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk if the joint venture company refinery is unable to be retrofitted as planned and it may not be able to produce biodiesel.

The refinery owned by the joint venture company is currently unable to produce biodiesel and requires a significant technology retrofit, which if not successful may result in the inability to produce biodiesel and related products as anticipated. The inability to produce products would significantly reduce our earnings and adversely affect our financial performance and financial position.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk if the joint venture company refinery is unable to raise debt or equity funding to complete the retrofit, it would be unable to complete the project.

The refinery owned by the joint venture company requires a significant amount of capital to complete the technology retrofit, which if it is unable to fund may result in the inability to complete the project as anticipated. The inability to complete the project would significantly adversely affect our financial performance and financial position.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a further risk in respect of the operation and maintenance of the refinery involves significant risks that could result in disruptions in production or reduced output.

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

We have a 20% interest (currently carried at $zero) in the refinery and we have limited control over the financial and operating policies of the joint venture company.

Our limited shareholding and representation on the Board of the joint venture company may limit our ability to influence the financial and operating procedures of the company which may limit our ability to generate a positive return for the Group.

 If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk in respect if the joint venture company is unable to generate profitable sales, this will significantly reduce its ability to pay dividends, which may harm our results of operations.

In 2018, our earnings from our investment into FGV Green Energy was NIL. In February 2015, we concluded the sale of our 250,000 tpa refinery to the joint venture company, in which we now hold a 20% interest. We have not received any dividends from our investment into the joint venture company which purchased our refinery in 2015. We cannot assure you that the joint venture company will be able to source customers and establish and maintain long-term relationships with such customers. If the joint venture company is unable to source new customers, we may not be issued any earnings dividend and our results of operations could be adversely affected.

The refitting of the refinery has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts and is awaiting a positive decision from its owners as to whether to progress the project. The Company has written the investment to $zero and are actively trying to dispose of its 20% stake in the joint venture company.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk if the joint venture company cannot find suitably qualified personnel to run the refinery, they may be unable to enter into sales contracts which may result in lost revenues and incurred costs.

The operation of the refinery requires suitably qualified personnel. With the current status of the refinery retrofitted with new technology having stalled, the majority of personnel have been retrenched. The ability to restart the refinery may be affected by an inability to employ suitably trained staff by the joint venture company.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that if the joint venture company cannot get the refinery to run successfully after being retrofitted with new technology, they may be unable to enter into sales contracts which may result in lost revenues and incurred costs.

With the refinery planned retrofit with new technology now stalled, such non-operation may result in significant costly technical and mechanical delays if the decision were made to restart the retrofit and production.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that if an increase in cost or an interruption in the supply of feedstock to the refinery may inhibit production and adversely affect our financial performance.

If a retrofit of technology were to be completed (currently stalled), the operation of the refinery would be dependent on the ability of the joint venture company to procure substantial quantities of suitable quality feedstock.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that the joint venture company may in the future experience, volatile capacity utilization which may adversely affect the results of operations of the joint venture company.

If the biodiesel refinery were to be retrofitted and operations were to commence, the joint venture company remains reliant on palm oil and associated by-products as a feedstock. If the price of these products is greater than the value of biodiesel, the joint venture company may not be able to profitably sell biodiesel into the immediate cash payment and delivery market. Its ability to supply biodiesel profitably is based on having positive margins where the input costs are lower than the value of refined product. The joint venture company is unable to influence the price of input raw materials or the price of biodiesel. Resultantly, the joint venture company’s biodiesel profitability is reliant on the existence of a positive spread between these two commodities. As the joint venture company can only operate when a positive operating margin exists, it has and expects to continue to have in the future erratic capacity utilization, which may adversely affect its results of operations and its ability to distribute earnings to us.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that the joint venture company may continue to suffer, low capacity utilization if the joint venture company is unable to secure term contracts.

Given the volatility of profit margins on biodiesel production due to fluctuations in commodity pricing for palm oil and associated products and the value of the finished product, we did not historically produce biodiesel unless we had a committed contract customer willing to accept pricing based on our cost of purchasing feedstock and earning a positive margin from refining. The refinery was planned to be retrofitted with new technology but this has stalled, and the joint venture company currently has no customers and no visibility on its ability to attract customers.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that the joint venture company may continue to suffer, low capacity utilization if the joint venture company is unable to secure material volumes of biodiesel sales under the Malaysian Biodiesel mandate.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that the joint venture company may be unable to perform under an offtake agreement.

The joint venture company may not be able to perform under any new offtake agreements, given that the plan to retrofit the refinery is stalled. Additionally, any changes in legislation in the local jurisdiction of the off-taker may prohibit such sales, including into the United States.

The joint venture company may be unable to sell biodiesel if the planned retrofit does not proceed.
The joint venture company may not be able to produce and sell biodiesel and make a profit if the planned retrofit does not proceed due to economic or other considerations. The planned technology retrofit has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts.

The joint venture company’s inability to meet margin calls on hedged positions would adversely affect its financial condition.

To maximize and protect the profitability of an offtake agreement, the joint venture company may enter into hedging positions to protect against commodity risk. Upon entering the hedging positions and the inherent volatility in the commodity markets, it will likely be required to make margin call payments from time to time. Inability to meet such margin calls would adversely affect the financial condition and financial performance of the joint venture company.

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

The retrofit and operation (should it proceed) of the biodiesel refinery will include contracts for the supply of proprietary systems, over which such suppliers have intellectual property that they have licensed to the joint venture company. This intellectual property includes the operating procedures and technical schematics of the retrofit to the biodiesel refinery, which are required to operate and maintain the plants. The unauthorized use or the infringement by the joint venture company of another person’s intellectual property right may adversely affect its financial performance and in turn our financial performance.

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

Should operations commence, the joint venture company may experience a significant chemical or biodiesel spill at the refinery. If any of these events occur or if the joint venture company otherwise fails to comply with the applicable environmental or other regulations, the joint venture company could be subject to significant monetary damages and fines or suspensions of our operations, and the business reputation and profitability could be adversely affected.

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

The joint venture company’s potential revenues and expenditures are potentially denominated in a number of currencies, including U.S. dollars, Euros, Australian dollars, Indonesian rupiah, and Malaysian Ringgit. In addition our future earnings, which may be in the form of dividends, are likely to be earned in Malaysian Ringgit, and we hold cash in U.S. and Australian dollars to fund operations. Historically, we have experienced losses due to un-hedged negative changes in exchange rate. Additionally, we have experienced foreign currency translation differences (which are held on our balance sheet in the foreign currency translation reserve) as a result of reporting consolidation of non-Australian subsidies. We have no foreign currency hedging arrangements currently in place. As a result, our financial performance may be adversely affected by fluctuations in exchange rates.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that we may be unable to retain our investment in our Malaysian biodiesel project.

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

Risks Related to Our Strategy

The proposed acquisition of Playup may not materialize.

The proposed acquisition of Playup Limited as discussed in detail in Item 4 may not materialize due a number of factors outside our control including but not limited to conditions precedent not being met. Playup may not be able to raise the required capital within the stipulated time frame, being the key condition precedent needed to complete the transaction. In addition, the Company may not be able to dispose of its stake in the Joint venture and it may not be able to obtain the requisite Shareholder and Australian Securities Exchange approvals to affect the transaction.

The proposed acquisition of Playup will introduce new risks to the Company.

Should the proposed acquisition of Playup (as discussed in detail in Item 4) proceed, the Company and the group will be exposed to a number of new risks, including (but not limited to) regulatory risk, future profitability, liquidity risk, technology risk, competition, business strategy, user engagement, key personal, foreign currency risks, and other Government regulatory risk.

The joint venture company may not be able to restart refining operations.

If we do not dispose of the refining operations and if refitting of the refinery commences and should more profitable opportunities present themselves to the joint parties, there can be no assurance that the joint venture company would be able to restart refining operations. Further the joint venture company can make no assurances as to its ability or cost thereof to attract necessary staff, obtain working capital lines and re-commission the equipment. As at October 2018 there are no firm plans for such retrofitting to commence.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be a risk that the joint venture company’s future growth will depend on its ability to establish and maintain strategic relationships with distributors and feedstock suppliers.

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

We currently expect that our cash resources will be used to fund operating losses. If Mission has not disposed of its interest in its associate (currently carried at $zero), or should the proposed RTO proceed, we will require substantial working capital. We cannot assure you that we will be successful in generating sufficient revenue and we will require financing to meet our needs.

Our ability to access equity and debt capital and trade financing on favorable terms may be limited by factors such as:

●
the value of another listed shell;
●
being suspended from trading on the ASX and may be delisted;
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
We are currently suspended from trading on the ASX since November 25, 2016 and in order to re-commence trading on the ASX it is likely we would have to re-comply with ASX Listing rules 1, 2 and 11.

Risks Related to Our Industry

The proposed acquisition of Playup will introduce new industry risks to the Company.

Should the proposed acquisition of Playup (as discussed in detail in Item 4) proceed, the Company and the group will be exposed to a number of new industry risks, including (but not limited to) regulatory risk, future profitability, liquidity risk, technology risk, competition, business strategy, user engagement, key personal, foreign currency risks, and other Government regulatory risk.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be exposure to industry risk in respect of a decline in the price of diesel or other fuel sources or an increase in their supply could constrain the selling price of the joint venture company’s biodiesel.

Biodiesel prices are influenced by market prices for petroleum diesel, the pricing of which is affected by global and domestic market prices for crude oil. The pricing of petroleum diesel is also subject to typical market movements and decreases when there is an increase in supply in the face of unchanged or decreased demand. To remain competitive, the price of biodiesel tends to decrease as the price of petroleum diesel decreases. As a result, any decline in petroleum prices will likely lead to lower prices for biodiesel. If the price of inputs, such as palm oil (or other) feedstock, is greater than the price of biodiesel in the market, the joint venture company will be unable to make profitable sales and production would likely be halted. The joint venture company has not operated the refinery. Since selling the refinery to the joint venture company earlier this year, the refinery has remained shut down. Declines in the pricing of biodiesel relative to the cost of the inputs for production may cause the joint venture company to continue the halt in production in the future, which may materially and adversely affect the joint venture company’s performance.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be risk in respect of the biodiesel industry being a relatively new industry and its continued development is subject to a number of risks and obstacles.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be exposure to risk as the joint venture company may be subjected to new or amended standards for biodiesel from time to time and required to modify our production process or procure alternate or additional feedstock.

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

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences there will be exposure to risk as the joint venture company faces significant competition from existing and new competitors, as well as competing technologies and other clean energy sources.

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

Risks Related to Our Ordinary Shares

We may be unable to regain trading status on the Australian Securities Exchange (ASX) and the Nasdaq for our shares.

Under ASX listing rules, on November 25, 2016, the Company was required to place its securities traded on the ASX into suspension upon announcement of the proposed takeover discussed in Item 4. A condition precedent in the transaction is for the Company to obtain shareholders’ approval (as required under the ASX Listing rules) and for the Company to re-comply with the ASX Listing rules. Should the Company not be able to obtain these approvals (both from shareholders and ASX) then the ordinary shares of the Company may not be available again for trading on the ASX.
In addition, if the acquisition of Playup (See items 4) does not proceed, the Company will still have to re-comply with the ASX Listing rules in order for its securities to be traded on the ASX. The Company may not be able to regain re-compliance approval and trading status on the ASX.
The planned RTO with Playup indicates an intention for the combined entity to also seek trading status on the Nasdaq. Should the Company not be able to obtain these approvals (both from shareholders and the Nasdaq) then the ordinary shares of the Company may not be available for trading on the Nasdaq.

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

As a foreign private issuer, we are expected to follow certain home country corporate governance practices which may afford less protection to holders of our ordinary shares.

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

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2018. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

●
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

On December 5, 2016, the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of Aus Group, a leading manufacturer of buildings materials produced in Australia. The transaction anticipated the Company wholly acquiring the business operations of Aus Group with consideration comprising the issue of shares in Mission and the provision of cash, more commonly known as a reverse merger (“RTO”). The acquisition was subject to conditions precedent by both AUS and Mission being:
●
The completion of a re-structure of AUS business operations and a pre-RTO funding round by AUS to meet immediate growth working capital requirements.
●
The completion of shareholder and ASX approval by Mission

On June 14, 2017, Datuk Mohamed Zain bin Mohamed Yusuf (Chairman), Admiral (Ret) Tan Sri Dato’ Seri Mohd Anwar bin Haji Mohd Nor and Mohd Azlan Bin Mohammed retired from the Board. In addition, MBT’s Advisor to the Board, Mohamed Nizam Abdul Razak has also retired. As from the date of the resignations
Dato’ Nathan Mahalingam became Company Executive Chairman.

On January 19, 2018, the Company announced that the option to acquire Aus Group as announced on 5 December 2016 has been terminated because Aus Group had not been able to meet its required conditions precedent.

On April 9, 2018, the Company announced that it has entered into a heads of agreement to acquire 100% of Playup Limited, an Australian Limited Company which is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform.
Key Terms of the acquisition

●
Mission shall be responsible for co-ordination and execution of the RTO with the detailed assistance of the existing owners of PLA;
●
Mission shall assist with building an appropriate ASX listed Executive team and Board to support existing PLA management team;
●
Mission shall provide systems, protocols and corporate intellectual property consistent with ASX best practices;
●
Existing shareholders of Mission shall retain 5% of the merged company on a fully diluted basis;
●
At this stage given the conditions precedent, it is expected that the transaction will be completed by 31 December 2018;
●
PlayUp to cover RTO costs
●
In certain events that the conditions precedents are not met by PLA, it may be liable to pay a $250,000 break fee; and

The acquisition is subject to conditions precedent by both PLA and Mission namely:
●
PLA Successful Completion of the ICO, measured by (1) completion by 30 August 2018 and (2) selling of over US$25m in aggregate
●
The completion of shareholder, ASX and NASDAQ approvals by Mission

Regulatory requirements:

NOTE: the ASX expressed concern to MBT regarding the Proposed Transaction and the suitability of the company for listing on the ASX post-completion of the transaction. As a result, MBT may be unable to satisfy any of the regulatory requirements of the ASX until ASX’s concerns are first addressed by MBT. MBT will continue to liaise with ASX to address these concerns. As such investors or potential investors should exercise caution.

●
The transaction requires security holder approval under the ASX Listing Rules and therefore may not proceed if that approval is not forthcoming;
●
ASX has an absolute discretion in deciding whether or not to re-admit the entity to the official list and to quote its securities and therefore the transaction may not proceed if ASX exercises that discretion; These include satisfying the ASX that:
●
the business is bona fide;
●
that it has a structure and operations that are appropriate for a listed entity;
●
that it will comply with all applicable legal requirements in Australia and in all jurisdictions where it is proposing to carry on business; and
●
that proper disclosure has been made to investors of the risks (including emerging regulatory risks) involved.
●
 the ASX takes no responsibility for the contents of this announcement;
●
MBT is required to re-comply with the NASDAQ requirements for admission and quotation and therefore the transaction may not proceed if those requirements are not met.
Shareholder Approval

The acquisition, capital raising and number of other items concerning the transaction are subject to shareholder approval, including approval for a significant change to the nature and scale of Missions activities as per ASX Chapter 11.

Prior to the deadline we had commenced negotiations with Playup Ltd to extend the proposed transaction beyond August 30, 2018. A revised deal was agreed with Playup Ltd and announced to the market on October 3, 2018.

On October 3, 2018, the Company announced that it has revised the agreement to acquire Playup Limited as originally announced on April 9, 2018. Key revised terms of the deal are:
●
Existing shareholders of Mission shall be issued with such shares in the merged company as equal to 4% of the fully diluted share capital. Based on dilution of the subsequent fund raising at this time MBT can provide no assurances as to its percentage ownership on a post transaction basis if further capital funds are raised;
The acquisition is subject to conditions precedent by both PLA and Mission namely:
●
PLA Successful Completion of the ICO or capital raising, measured by (1) completion by 1 December 2018 and (2) raising aggregate proceeds from either ICO or equity capital raising of A$8m
●
The completion of shareholder, ASX and NASDAQ approvals by Mission.
In the event that the transaction is not completed, Mission may be required to re-comply with ASX listing rules in any event.

In 2016 to date minimum expenditure has occurred in respect of the refinery refurbishment and there are no firm plans in place to complete the refinery.

In December 2016 the Company started actively seeking buyers for its stake in the biodiesel plant. No buyers have been found and Mission impaired its held for sale investment to $zero.

We have incurred the following capital expenditures over the last three fiscal years:

	2018 A$’000	2017 A$’000	2016 A$’000
Biodiesel refinery	-	-	-
Land & buildings	-	-	-
IT systems & office equipment	-	-	3
Vehicles & sundry equipment	-	-	-

Our principal office is located at Unit B9, 431 Roberts Rd, Subiaco, Western Australia 6008 Australia. Our telephone number is +61 8 6313 3975. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this annual report.

●
Business Overview.

Recent Developments

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

In April 2018 the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of Playup Limited, an Australian Limited Company which is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. The transaction will involve the Company wholly acquiring Playup Limited with consideration comprising the issue of shares in, more commonly known as a reverse merger (“RTO”) whereby existing shareholders of the Company are expected to be diluted by 96%.

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

The business operation of Playup Limited, being the potential business to be acquired under the proposed RTO, is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform.

Our Competitive Strengths

Nil

Next Generation Transesterification Technology

The refinery technology proposed to be retrofitted to the biodiesel refinery is expected to be based on Benefuel International Holdings S.A.R.L.’s, or Benefuel’s technology which makes it potentially an attractive technology for certain retrofit bolt on technology providers. Should such technology providers emerge, the joint venture company may be well positioned as partner, thereby enabling it to operate its refining asset in a beneficial manner. This project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts and the planned retrofit of new technology is on hold.

Our Strategies

The Company is focused on maximizing shareholder value through a positive return from:
●
the acquisition of Playup via a Reverse Takeover,
●
our investment in the joint venture company owning a 250,000 tpa if Mission has not disposed of its interest in its associate (currently carried at $zero) and if refitting of the biodiesel plant commences, and
●
looking for new business opportunities.

Malaysian Asset

The Company is trying to sell its investment in the joint venture company as part of the transaction of acquiring Playup.

Should this transaction not proceed, the Company would consider keeping its investment in the Malaysian joint venture company while awaiting a favorable change in operating conditions, or if deemed to be economically beneficial to shareholders at that time, the Company may still consider disposing its interest in the joint venture.

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

Biodiesel Conversion Process
The biodiesel conversion process (transesterification) shown in the diagram below is based on the Benefuels technology planned to be retrofitted to the 250,000 tpa refinery (although the project is currently stalled).

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

Quality control
The joint venture company, if in production, will typically employ strict quality control procedures at each stage of the manufacturing process.

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

Plant Utilization & Operating History

Historic Biofuel Sales

When we owned our own refineries, we sold our products via our own direct sale force in the wholesale market. We historically have only sold our biodiesel to oil trading companies. Generally, oil traders aggregate biodiesel, blend it with mineral diesel and sell the blended product to major oil companies who distribute the product via their distribution channel to the end market. Sales to oil trading companies are highly competitive and pricing fluctuates with market conditions. Because we have not historically had control of the costs of our feedstock, there have been few times when we could procure feedstock at a price which we could convert to biodiesel and sell profitably. Consequently, we did not fully utilized our biodiesel production capacity, and in 2012, we put the refinery into care and maintenance due to an inability for the profit margin on limited sales to cover costs and subsequently sold the refinery. Since then, no biodiesel was produced. All previous contracts with customers have expired.

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

onnectivity to Existing Infrastructure.   The distribution of product relies on the ability to fit within the existing infrastructure.
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

●
Organizational Structure.

Our principal subsidiaries at 30 June 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Set forth below is the organizational structure of Mission NewEnergy Limited:

Mission NewEnergy Limited
Corporate Structure

Date: June 2018

Mission NewEnergy Limited
(Australia)
100%
100%
Mission Biofuels Sdn Bhd
(Malaysia)
M2 Capital Sdn Bhd
(Malaysia)
20%
Felda Green Energy Sdn Bhd
(Malaysia)

The Company owns 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which in turn owns 20% of FGV Green Energy Sdn, a Malaysian registered Company formed to own the 250,000 tpa refinery sold by the Group during that financial period. This biodiesel refinery in in care and maintenance. Mission Biofuels Sdn Bhd is 100% owned and is now the Malaysian administrative entity.

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

●
Unlisted investments.

We own a 20% stake in a joint venture company that owns a biodiesel production facility (with a lease for the underlying land) that is located at Port Kuantan, Malaysia. This 20% stake is up for sale and carried at $zero.

The following is further information about the biodiesel facility:

Biodiesel Facility	Site area(Acres)	Total Planned Capacity (1) (million gallonsper year)	Capacity Utilization (2)(percentage)	Commissioning Date
250,000 tpa refinery owned by FGV Green Energy Sdn Bhd	6.0	75	0%	Project has stalled
(1)	Nominal operating capacity.
(2)	The total tonnage produced during this period was NIL.

Our registered administrative offices are located on premises comprising approximately 60 square meters in an office building in Perth, Australia.

We also lease properties for purposes of office quarters in Malaysia.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.
Operating Results.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Item 3.A — Selected Financial Data” and our consolidated financial statements and related notes included elsewhere in this annual report. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Item 3.D — Risk Factors” and elsewhere in this annual report.

Overview

We historically were a producer of biodiesel that integrated sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe and Malaysia. We currently own a 20% share in a joint venture company that owns a biodiesel refinery that is in care and maintenance and was not operated during the fiscal year.

The Companies 20% stake in the joint venture company is currently being actively marketed for sale, no buyers have been found and the asset has been written down to $zero.

During fiscal 2018, we made a net loss of A$0.2 million (2017: A$4.6 million loss). We recognized revenues of A$0.002 million (A$0.007 million in fiscal 2017). The income in fiscal 2018 and 2017 was predominately comprised of interest income. In addition, the long standing dispute with the EPCC contractor was settled in August 2015, and as of the date of this report, we have no non-current liabilities. On April 9, 2018, the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of Playup Limited, which is a fully operational Fantasy Sports, Sports Betting and Online Gaming Platform. If the new ventures do not generate sufficient revenue to fund the ongoing operating costs of the business, and if we are unable to achieve our business strategies and objectives, we may need to raise further equity or loan capital for the business (See item 4 for further detail).

Biodiesel refining

Our interest in the plant is currently in care and maintenance and Mission is actively seeking buyers for its 20% stake, to date no buyer has been found and the asset has been impaired to $zero.

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

Investments in associates/Non-Current Assets held for sale
The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company. Investments in associates held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The carrying value of this investment is NIL.

During the current financial year the Group announced an intention to undertake a new Reverse Take Over (refer to the Director’ Report for further details). Under the RTO arrangement the Group is required to dispose of the shares held in 100% owned subsidiaries and the Associate Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on the statement of financial position with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.

In assessing the carrying value of the investment, the following factors were considered by the Directors:

o
Mission does not hold a refining asset, however it holds a 20% share in the refining JV,
o
This refining JV is not a listed publicly traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
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

Management has been unsuccessful to date in disposing of the investment, however continues to seek buyers. The Directors impaired the carrying value of the investment to NIL during the prior financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group, to the extent of any consideration received, if any.
Since that date Mission has been actively looking to dispose of its 20 % stake, no such buyers were identified.

	2018	2017
	A$	A$
Impairment of investment in associate	-	3,608,038
	-	3,608,038

Impairment of assets

We assess impairment of assets by evaluating conditions that may lead to impairment of particular assets. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Recently issued accounting pronouncements
There are no recently issued accounting pronouncements that have had any material impact to the financial reported position of the Company.

Comparison of Results of Operations

Fiscal 2018 compared with fiscal 2017

Revenue. Interest revenue decreased by A$6,253 (80% reduction) from A$7,777 in fiscal 2017 to A$1,524 in fiscal 2018.

Expenses. Total expenses decreased by A$4.3 million (95% decrease) from A$4.5million in fiscal 2017 to A$0.2 million in fiscal 2018 principally due to impairment of investment in associate company in fiscal 2017. Employee benefits expenses decreased A$0.4 million from A$0.4 million in fiscal 2017 to A$0.0 million in fiscal 2018 primarily as a result of the continued Group restructure, cost management and in particular the Directors agreeing to not take a salary until the Company has sufficient funds. Foreign currency losses decreased by A$0.006 million from a loss in fiscal 2017 of A$0.01 million to a loss in fiscal 2018 of A$0.004 million. Other expense decreased by A$0.1 million from A$0.3 million in fiscal 2017 to A$0.2 million in fiscal 2018 primarily due to a reduction in legal costs and due diligence costs incurred in 2017 fiscal year.

Finance cost
Finance costs of A$2,450 were incurred in fiscal 2018. No finance cost incurred in fiscal 2017.

Income tax.   Income tax expense decreased by A$3,117 from A$3,252 in fiscal 2017 to an expense of A$135 in fiscal 2018.

Discontinued operations.   There were no discontinued operations in fiscal 2017 and fiscal 2018.

Loss for the year.   As a result of the foregoing, fiscal 2018 registered a loss for the year of A$0.2 million, a decrease of A$4.4 million from A$4.6 million loss in fiscal 2017.

Fiscal 2017 compared with fiscal 2016

Revenue. Revenue decreased by A$34,183 (81% reduction) from A$41,960 in fiscal 2016 to A$7,777 million in fiscal 2017. There was no revenue generated from sales of product in these periods due to the refinery having been shutdown and sold.

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

Finance cost
No finance cost was incurred in fiscal 2016 and fiscal 2017.

Income tax.   Income tax expense increased by A$2,408 from A$844 in fiscal 2016 to an expense of A$3,252 in fiscal 2017 as a result of tax on interest earned on cash deposits in Malaysia.

Discontinued operations.   There were no discontinued operations in fiscal 2016 and fiscal 2017.

Loss for the year.   As a result of the foregoing, fiscal 2017 registered a loss for the year of A$4.6 million, an increase of A$2.3 million from A$2.3 million loss in fiscal 2016.

Impact of Inflation
We do not believe that inflation has had a material effect on our business.

Effects of Currency Fluctuations

Our presentation currency is the Australian dollar. In accordance with IFRS, costs not denominated in Australian dollars are re-measured in Australian dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the Australian dollar, Malaysian Ringgit, Indian Rupee and the U.S. dollar affect the presentation of our results of operations. An increase in the value of a particular currency relative to the Australian dollar will reduce the Australian dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the Australian dollar will increase the Australian dollar reporting value for those transactions.

The effect of foreign currency translation is reflected in our financial statements in the statements of changes in shareholders’ equity and is reported as accumulated foreign currency translation reserve. We have not entered into any hedging arrangements to mitigate the effects of currency fluctuations.

B.
Liquidity and Capital Resources.

Overview
Our operations have historically been financed primarily from the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2016.
	2018 A$’000	2017 A$’000	2016 A$’000
Net cash (used in) operating activities	(190)	(979)	(2,078)
Net cash provided by investingactivities	-	-	330
Net cash (used in) financingactivities	-	-	-
Effect of exchange rate changes on cash held in foreign currency	(2)	(34)	(2)
Net movement in cash and cash equivalents	(192)	(1,013)	(1,750)
Cash and cash equivalents at the beginning of the year	388	1,401	3,151
Cash and cash equivalents at the end of the year	196	388	1,401

Fiscal 2018 compared with fiscal 2017

Net cash used in operating activities is as a result of ongoing operating costs with no group operating revenue.
There were NIL investing or financing activities in fiscal year 2018.

Fiscal 2017 compared with fiscal 2016

Net cash used in operating activities is as a result of ongoing operating costs with no group operating revenue.
There were NIL investing or financing activities in fiscal year 2017.

Bank facility

We do not currently have any bank credit facilities.

Secured loans

We do not currently have any secured loans.

Other material commitments

We do not have any material commitments.

Warrants

There are no outstanding warrants.

C.
Research and Development, Patents and Licenses, etc.

Our expenditure on research and development was Nil in fiscal years 2018, 2017 and 2016.

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

We do not have any contractual commitments at June 30, 2018.

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

Name	Age	Position
Dato’ Nathan Mahalingam	60	Executive Chairman, Chief Executive Officer and Director
Guy Burnett	50	Chief Financial Officer, Director and Company Secretary
James Garton	41	Director and Head of Corporate Finance/Mergers and Acquisitions

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

B.
Compensation.

In fiscal year 2018, the aggregate remuneration we paid and that accrued to our directors and senior management was A$0.0 million.

2018	Salary	Non-cash Benefits	Long-term Bonus $	Share based payments $	Post-employment Super Contribution	Total
Dato’ Nathan Mahalingam	-	-	-	-	-	-
Mr. Guy Burnett	-	-	-	-	-	-
Mr. James Garton	-	-	-	-	-	-
TOTAL KEY MANAGEMENT PERSONNEL	-	-	-	-	-	-

2017	Salary	Non-cash Benefits	Long-term Bonus $	Share based payments $	Post-employment Super Contribution	Total
Non-Executive Directors
Datuk Zain Yusuf	22,916	-	-	-	-	22,916
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	14,583	-	-	-	139	14,722
Mohd Azlan	14,583	-	-	-	139	14,722
Total Non-executive Directors	52,082	-	-	-	278	52,360
Dato’ Nathan Mahalingam	104,167	-	-	-	-	104,167
Mr. Guy Burnett	87,948	4,353	-	-	8,709	101,010
Mr. James Garton	83,333	-	-	-	7,917	91,250
TOTAL KEY MANAGEMENT PERSONNEL	327,530	4,353	-	-	16,904	348,787

Share Based Compensation Plans
At the date of this report, the Group has no Share Based Compensation Plans.

Performance Rights
At the date of this annual report, the Group has no Performance Right Plans and there were no performance rights issued in fiscal years 2016, 2017 and 2018.

Options
At the date of this annual report, the Group has no Option Plans and there were no options issued in fiscal years 2016, 2017 and 2018.

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

An evaluation procedure in relation to the Board, individual directors and Company executives was not completed during the 2018 financial year due to the limited operating status of the Company. Traditionally, the evaluations of the Board as a whole were facilitated through the use of a questionnaire required to be completed by each Board member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual director was required to self assess his performance and discuss the results with the Chairman. Individual directors’ performance was evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things). A similar process for review of committees was undertaken during the 2015 and 2014 financial year.

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

D.
Employees.

As of June 30, 2018, we had three employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia
Finance, legal and other administrative functions	0	2	1

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2015	-	2	5	-
2016	-	2	4	-
2017	-	2	1	-
2018	-	2	1	-

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

E.
Share Ownership.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 40,870,275 as of October 5, 2018 by:

●
each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;
●
each of our directors in office during the 2018 fiscal year;
●
each of our named executive officers; and
●
all of our current directors and executive officers as a group.

	Number ofShares	% of issued ordinary shares
Principal Shareholders
Pejuang Emas Sdn Bhd	5,000,000	12.23%
Kajaintharan Sithambaran	5,000,000	12.23%
Mohamed Nizam Abdul Razak	2,500,000	6.12%
Mohd Azlan Bin Mohammed	2,500,000	6.12%
Directors and Executive Officers:
Dato’ Nathan Mahalingam (1)	5,612,956	13.73%
James Garton	5,112,051	12.51%
Guy Burnett	5,112,001	12.51%
All directors and executive officers as a group

(1)	Includes 492,957 shares held by Mission Equities Sdn Bhd., a company which Dato’ Nathan Mahalingam, Mission NewEnergy’s Chief Executive Officer, owns.
(2)	Held by Karisma Inegrasi Sdn Bhd, which Mohd Azlan controls and is considered the beneficial owner of the shares it holds.

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

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:

●	Muraldir Menon sold shares to Pejuand Emas Sdn Bhd registered with the ASX on July 6, 2018
●	Karisma Integrasi Sdn Bhd sold 2,500,000 shares to Mohamed Nizam Abdul Razak and Mohd Azlan Bin Mohammed each which were registered with the ASX on July 6, 2018
●	Nathan Mahalingam, James Garton and Guy Burnett were each issued 5,000,000 shares on February 19, 2015.
As of October 5, 2018, we had forty six holders of record in the United States with a combined holding of 9,086,798 shares, representing 22.23% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”

B.
Related Party Transactions.

Other than as disclosed below, from July 1, 2017 through to June 30, 2018, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence. Refer to note 23 of the financial statements included at the end of this report for details of any related party transactions.

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

Rental costs
During the period we have paid a company controlled by Dato, Swaminathan Mahalingam $7,800 office rental fee in Malaysia.

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

Item 9. The Offer and Listing

A.
Offer and Listing Details.

	OTC Markets Pink Sheets		NASDAQ		ASX
	High	Low	High	Low	High	Low
Fiscal year ended	US$	US$	US$	US$	$A	$A

June 30, 2019
First Quarter (through September 10,2018)	0.13	0.04			0.04(1)	0.036(1)
June 30, 2018
First Quarter	0.01	0.01	-	-	0.04(1)	0.036(1)
Second Quarter	0.09	0.01			0.04(1)	0.036(1)
Third Quarter	0.09	0.01			0.04(1)	0.036(1)
Fourth Quarter	0.19	0.01			0.04(1)	0.036(1)
June 30, 2017					0.04(1)	0.036(1)
First Quarter	0.06	0.02	-	-	0.04(1)	0.036(1)
Second Quarter	0.03	0.02	-	-	0.04(1)	0.036(1)
Third Quarter	0.02	0.02	-	-	0.04(1)	0.036(1)
Fourth Quarter	0.02	0.01	-	-	0.04(1)	0.036(1)
June 30, 2016					0.04(1)	0.036(1)
First Quarter	0.06	0.03	-	-	0.07	0.04
Second Quarter	0.06	0.02	-	-	0.06	0.03
Third Quarter	0.06	0.02	-	-	0.04	0.03
Fourth Quarter	0.04	0.02	-	-	0.04	0.03
June 30, 2015
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.02	0.01	-	-	0.01	0.01
Third Quarter	0.16	0.01	-	-	0.26	0.001
Fourth Quarter	0.12	0.03	-	-	0.15	0.04
June 30, 2014
First Quarter	0.02	0.01	-	-	0.01	0.01
Second Quarter	0.06	0.01	-	-	0.05	0.01
Third Quarter	0.03	0.01	-	-	0.03	0.01
Fourth Quarter	0.02	0.01	-	-	0.01	0.01
Month ended
April 2018	0.18	0.01	-	-	0.04(1)	0.036(1)
May 2018	0.16	0.04	-	-	0.04(1)	0.036(1)
June 2018	0.19	0.07	-	-	0.04(1)	0.036(1)
July 2018	0.13	0.08	-	-	0.04(1)	0.036(1)
August 2018	0.12	0.04	-	-	0.04(1)	0.036(1)
Fiscal year ended June 30,
2018	0.19	0.01			0.04(1)	0.036(1)
2017	0.06	0.01	-	-	0.04(1)	0.036(1)
2016	0.07	0.02	-	-	0.07	0.03
2015	0.12	0.035	-	-	0.15	0.04
2014	0.023	0.007	-	-	0.01	0.01
2013	0.02	0.02	-	-	0.05	0.05
2012	0.07	0.06	-	-	0.08	0.07

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

Directors’ Compensation

The Directors agreed to take no fees or salary with effect 30 November 2016.

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

Credit Risk

There is no credit risk for receivables at June 30, 2018 in the refining operations.

Foreign Exchange Risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.
Foreign currency risks arising from expected expenditure in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At June 30, 2018, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on cash and cash equivalent – A$ 11,238 lower / A$9,194 higher (2017:A$ 6,229 lower/ A$ 18,624 higher)

Profit and Loss would have been – A$ 11,238 lower / A$9,194 higher (2017:A$ 6,229 lower/ A$ 18,624 higher)

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

Group sensitivity

At 30 June 2018, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;
●     Effect on post tax profit – A$ Nil lower/higher (2016: A$ Nil lower/higher)
●     Equity would have been – A$ Nil lower/higher (2016: A$ Nil lower/higher)

Commodity Risk

As there was no inventory held as at June 30, 2018, the Group has no exposure to market prices of input costs into the production of biodiesel.

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
The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2018 based upon criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2018, the Company’s internal control over financial reporting was effective.
Changes in Internal Control over Financial Reporting.
There was no change in internal control over financial reporting during the year ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2018 and 2017 were A$26,816 and A$46,748, respectively.

All other Fees. A$0 and for the fiscal year ending 2018 and A$0 in fiscal year 2017.

Tax Fees. The Company incurred fees totaling A$0 during the fiscal year ended June 30, 2018 and 2017.

Audit-Related Fees. A$0 and for the fiscal years ending 2018 and 201s7.

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

Date: November 13, 2018
By:
/s/ Guy Burnett
Name:
Guy Burnett
Title:
Chief Financial Officer and Company Secretary

Tel: +8 6382 4600 Fax: +8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

Stockholders and Board of Directors
Mission NewEnergy Limited
SUBIACO, WESTERN AUSTRALIA

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial position of Mission NewEnergy Limited (the “Company”) and subsidiaries as of June 30, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at June 30, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the
International Accounting Standards Board.

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

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the
Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO Audit (WA) Pty Ltd

Wayne Basford
Director

We have served as the Company's auditor since 2013
Perth, 13 November 2018

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO Australia Ltd ABN 77 050 110 275, an
Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO Australia Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation other than for the acts or omissions of financial services licensees

 FINANCIAL STATEMENTS TABLE OF CONTENTS

CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2018

	Note	2018	2017	2016
		$	$	$
Other income		1,524	7,777	41,960
Total revenue		1,524	7,777	41,960
Director and Employee benefits expense	6a	-	(467,220)	(1,090,634)
Net foreign exchange (losses)/gains		(4,095)	(10,874)	(339,576)
Consultants’ expenses		(6,663)	(13,017)	(9,301)
Regulatory expenses		(56,029)	(40,228)	(28,645)
Travel expenses		(1,990)	(66,488)	(188,092)
Rental expenses		(9,288)	(11,986)	(17,039)
Other expenses	6b	(121,090)	(298,617)	(586,192)
Depreciation and amortisation expenses		(1,898)	(487)	(175)
Finance Cost		(2,450)	-	-
Impairment of investment in associate	16		(3,608,038)	-
(Loss)/Profit before income tax		(201,979)	(4,509,178)	(2,217,694)
Income tax expense	7	(135)	(3,252)	(844)
(Loss)/Net Profit before non-controlling interest		(202,114)	(4,512,430)	(2,218,538)
Share of net (loss)/profit of associate accounted for using the equity method	15	-	(38,174)	(110,007)
(Loss)/Profit for the year after tax		(202,114)	(4,550,604)	(2,328,545)
Profit/(Loss) attributable to:
Owners of Mission NewEnergy Ltd		(202,114)	(4,550,604)	(2,328,545)
Non-controlling interests			-	-
		(202,114)	(4,550,604)	(2,328,545)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEAR ENDED 30 JUNE 2018 Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic (loss)/earnings per share (dollars)	8	(0.005)	(0.11)	(0.06)
Diluted (loss)/earnings per share (dollars)	8	(0.005)	(0.11)	(0.06)
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	8	(0.005)	(0.11)	(0.06)
Diluted earnings/(loss) per share (dollars)	8	(0.005)	(0.11)	(0.06)

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2018

	2018$	2017$	2016$
Profit/(Loss) for the year	(202,114)	(4,550,604)	(2,328,545)
Other comprehensive income
Items that may be realised through profit or loss:
Exchange differences on translating foreign operations	2,672	(20,146)	324,255
Other comprehensive (loss)/income for the period net of tax	2,672	(20,146)	324,255
Total comprehensive loss for the year	(199,442)	(4,570,750)	(2,004,290)
Attributable to non-controlling equity interests	-	-	-
Attributable to owners of the parent	(199,442)	(4,570,750)	(2,004,290)
Comprehensive (loss)/income from Continuing Operations	(199,442)	(4,570,750)	(2,004,290)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2018

	Note	2018	2017
		$	$
Current Assets
Cash and cash equivalents	9	195,601	387,840
Trade and other receivables	10	-	6,134
Other assets		4,078	3,751
Total current assets		199,679	397,725

Non-Current Assets
Property, plant and equipment		-	1,748
Total non-current assets		-	1,748
Total Assets		199,679	399,473
Current Liabilities
Trade and other payables	11	20,720	21,072
Short-term provisions	12	183,885	183,885
Total current liabilities		204,605	204,957
Net (Liabilities)/Assets		(4,926)	194,516

CONSOLIDATED STATEMENT OF FINANCIAL POSITION Contd.
	Note	2018	2017
		$	$
Equity
Issued capital	13	523,197	523,197
Reserves		1,187,325	1,184,653
Accumulated losses		(1,715,448)	(1,513,334)
Total Equity / (Deficit)		(4,926)	194,516

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2018
	Ordinary Share Capital	Retained Earnings/ (losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Total
	$	$	$	$	$
Balance as at 30 June 2016	523,197	3,037,270	150,000	1,054,799	4,765,266
Loss after income tax expense for the year	-	(4,550,604)	-	-	(4,550,604)
Other Comprehensive loss for the period	-	-	-	(20,146)	(20,146)
Total Comprehensive Loss		(4,550,604)		(20,146)	(4,570,750)
Transactions with owners in their capacity as owners	-	-	-	-	-
Balance as at 30 June 2017	523,197	(1,513,334)	150,000	1,034,653	194,516
Loss after income tax expense for the year	-	(202,114)	-	-	(202,114)
Other Comprehensive income for the period	-	-	-	2,672	2,672
Total Comprehensive Income/(Loss)	-	(202,114)	-	2,672	(189,590)
Transactions with owners in their capacity as owners	-	-	-	-	-
Balance as at 30 June 2018	523,197	(1,715,448)	150,000	1,037,325	(4,926)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2018
	Note	2018 $	2017 $	2016 $
Cash Flows From Operating Activities
Receipts from customers		-	-	-
Payments to suppliers and employees		(191,255)	(983,190)	(2,118,136)
Interest received		1,524	7,718	41,347
Income tax paid		(128)	(3,252)	(844)
Net cash generated / (used in) operating activities	14	(189,859)	(978,724)	(2,077,633)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		-	-	(2,618)
Retention released		-	1,056,870	-
Payable associated with retention released		-	(1,056,870)	-
Settlement payment of legal dispute		-	-	(4,040,886)
Amounts released/(placed) on deposit for legal dispute			-	4,040,886
Asset sale retention deposit		-	-	332,333
Net cash provided from investing activities		-	-	329,715

Cash Flows From Financing Activities
Repayments of borrowings		-	-	-
Net cash (used) by financing activities		-	-	-
Net (Decrease) In Cash And Cash Equivalents		(189,859)	(978,724)	(1,747,918)
Cash and cash equivalents at beginning of the financial year		387,840	1,400,538	3,150,776
Effects of exchange rate fluctuations of cash held in foreign currencies		(2,380)	(33,974)	(2,320)
Cash And Cash Equivalents At End Of Financial Year	9	195,601	387,840	1,400,538

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

1.
Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

●
listed on the ASX (MBT). Currently the shares on the ASX are in voluntary suspension;
●
continues to work with potential entities to complete a RTO;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia. The 20% interest investment is carried at NIL value as the project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts.

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

Significant matters

Going concern

The Group incurred a net operating loss for the year ended 30 June 2018 of $202,114 loss (2017: $4,550,604 loss) and incurred net cash outflows from operating activities of $189,859 (2017: $978,724 used). At 30 June 2018 the Group had net a working capital deficit of $4,926 (2017 : 192,768 surplus). At 19 September 2018 the Group had a cash balance of $125,636 and payable liabilities of around $11,758 (excluding leave liability of $183,885, which the employees have agreed not to pay down unless the Group has sufficient cash resources to pay). The Group currently has no source of income and the cash balance is expected to be exhausted within 10 months based on the 2018/19 forecast profile prepared by management, unless the Group is able to secure a further source of funding.

The ability of the Group to continue as a going concern is dependent in the short term on completion of an RTO, securing an advance of funds from a potential RTO candidate or generation of cash from an equity placement.

These conditions indicate a material uncertainty that cast a significant doubt about the Group’s ability to continue as a going concern and, therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
the Group has received confirmation from its employees and Directors that they have forgone all salary entitlements since 1 December 2016 and will not call on their annual leave entitlements until the Group has a clear ability to pay; and

●
management expects the Group will be able to secure funding from completion of a RTO or an alternative source.

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

Carrying value of investment in associate

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company (see note 15). This project has stalled.

The Group’s investment in associate which is fully impaired (2017: fully impaired), please refer to note 15 and 16 for further information.

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

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

●
Malaysian investments (20% investment in Associate) - Malaysian Ringgit
●
Other – Australian Dollar.

The Board of Directors approved this financial report on 21 September 2018.

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

4.
New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for period ended 30 June 2018. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments

These amendments must be applied for financial years commencing on or after 1 January 2018. Therefore application date for the Company will be 1 July 2018.

AASB 9 addresses the classification, measurement and de-recognition of financial assets and financial liabilities, it also sets out new rules for hedge accounting. There will be no impact on the Company’s classification or measurement for financial assets and financial liabilities, currently the Group holds no financial instruments that would it would have paid the amortised cost for. The new hedging rules align hedge accounting more closely with the Company’s risk management practices. As a general rule it will be easier to apply hedge accounting going forward. The new standard also introduces expanded disclosure requirements and changes in presentation. Currently the Group does not enter into derivative contracts.

AASB 15 Revenue from Contracts with Customers

These amendments must be applied for annual reporting periods beginning on or after 1 January 2018. Therefore application date for the Company will be 1 July 2018.

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

It is not expected that there will be any material impact on the financial statements when these amendments are adopted.

5.
Segment reporting

Segment Report – 2018	Malaysia	Australia	Total
	2018 $	2018 $	2018 $
Revenue
Interest received	-	1,524	1,524
Total segment revenue	-	1,524	1,524
Depreciation and amortisation	(1,898)	-	(1,898)
Finance costs	-	(2,450)	(2,450)
Impairment of investment in associate	-	-	-
Other expenses	(31,490)	(167,665)	(199,155)
Segment result before tax	(33,388)	(168,591)	(201,979)
Income tax expense	(135)	-	(135)
Net (loss) for the year			(202,114)

Non-current Segment assets	-	-	-
Total Segment assets	9,844	189,835	199,679
Segment liabilities	(340)	(204,265)	(204,605)

Segment Report – 2017	Malaysia	Australia	Total
	2017 $	2017 $	2017 $
Revenue
Interest received	2,744	5,028	7,772
Other income	-	5	5
Total segment revenue	2,744	5,033	7,777
Employee benefits expense	(70,590)	(34,679)	(105,269)
Executive Directors benefits expense	(15,991)	(293,600)	(309,591)
Non-Executive Directors benefits expenses	-	(52,360)	(52,360)
Depreciation and amortisation	(487)	-	(487)
Impairment of investment in associate	(3,608,038)	-	(3,608,038)
Other expenses	(169,139)	(272,071)	(441,210)
Share of net loss of associate accounted for using the equity method	(38,174)	-	(38,174)
Segment result before tax	(3,899,675)	(647,677)	(4,547,352)
Income tax expense	(3,252)	-	(3,252)
Net (loss) for the year			(4,550,604)

Non-current Segment assets	1,748	-	1,748
Total Segment assets	40,499	358,974	399,473
Segment liabilities	(3,864)	(201,093)	(204,957)

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
Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
Expenses
	2018 $	2017 $	2016 $
6a) Director and Employee benefits expense
Wages and Salaries	-	450,318	1,041,974
Contribution to defined contribution plans	-	16,902	48,660
	-	467,220	1,090,634
6b) Other expenses:
Audit fees	26,816	46,748	66,748
Computer maintenance & consumables	-	592	6,114
Communication expenses	7,976	14,725	28,773
Insurance costs	58,192	78,004	91,138
Legal fees	14,787	52,508	152,961
Plant sale and operating costs			188,185
Due diligence costs	-	73,145
Other administrative costs	13,319	32,895	52,273
Total	121,090	298,617	586,192

7.
Income Tax

	2018 $	2017 $	2016 $
a. The components of tax expense comprise
Current tax	(135)	(3,252)	(844)
Deferred tax	-	-	-
	(135)	(3,252)	(844)
b. The prima facie tax on the (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting (loss) before tax	(201,979)	(4,509,178)	(2,217,694)
Prima facie tax (benefit on (loss) from ordinary activities before income tax at 27.5%	(55,544)	(1,352,753)	(665,308)
Adjusted for:
Tax effect of:
● losses not brought to account	55,409	1,349,501	664,464
	(135)	(3,252)	(844)
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	(135)	(3,252)	(844)

The applicable weighted average effective current tax rate is as follows:	0%	0%	0%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test.

At both period ends the Group has not recognised any current or deferred tax liabilities or assets.

Deferred tax assets on losses to a value of $2.9 million (2017: $2.8 million) to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$3.1 million (2017: A$3.1 million).

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

8.
Earnings per share

	2018 $	2017 $	2016 $
a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	(202,114)	(4,550,604)	(2,328,545)
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	(202,114)	(4,550,604)	(2,328,545)
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	40,870,275	40,870,275
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	40,870,275	40,870,275

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

9.
Cash and cash equivalents

	2018 $	2017 $	2016 $
Cash at bank and in hand	102,705	147,673	271,158
Short-term bank deposits	92,896	240,167	1,129,380
	195,601	387,840	1,400,538

See note 17, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Accounting policy: Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

10.
Trade and Other Receivables

	2018 $	2017 $
CURRENT
Other receivables	-	6,134
TOTAL	-	6,134

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of assumptions and estimates. Please refer to note 17 for a discussion around credit risk, provisioning and age analysis of financial assets.

11.
Trade and Other Payables

CURRENT	2018 $	2017 $
Unsecured liabilities:
Trade payables	9,730	82
Sundry payables and accrued expenses	10,990	20,990
	20,720	21,072

12.
Provisions

CURRENT
Provision for leave	183,885	183,885
	183,885	183,885

The group has received confirmation from its employees and Directors that they will not call on their annual leave entitlements until the group has a clear ability to pay.

13.
Issued Capital

Fully paid ordinary shares (Issued and authorised)
	2018 Number	2018 $	2017 Number	2017 $
At the beginning of reporting period	40,870,275	523,197	40,870,275	523,197
Ordinary shares issued	-	-	-	-
At reporting date	40,870,275	523,197	40,870,275	523,197

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

14.
Cash Flow Information

Reconciliation of Cash Flow from Operations with (Loss) after Income Tax	2018 $	2017 $	2016 $
(Loss) after income tax	(202,114)	(4,550,604)	(2,328,545)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	1,898	487	175
Share of net loss/(profit) of associate	-	38,174	110,007
Provision for employee benefits	-	(2,826)	9,094
Other non cash adjustments	-	4,436	-
Impairment of associate	-	3,608,038	-
Net cash (used in) operating activities before change in assets and liabilities	(200,216)	(902,295)	(2,209,269)

Change in assets and liabilities
Decrease in receivables	-	1,091	75,730
(Increase) / decrease in other assets	6,471	(4,691)	36,022
(Increase) in creditors and accruals	(377)	(87,870)	(325,926)
Foreign Currency Adjustments	4,263	15,041	345,810
	10,357	(76,429)	131,636

Cash (used in) operations	(189,859)	(978,724)	(2,077,633)

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

15.
Investments in subsidiaries, unconsolidated entities and associates

(a) Subsidiaries

The Group’s subsidiaries at 30 June 2018 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Percentage Owned (%)		Ownership interest held by non-controlling interests
	Country of Incorporation	2018	2017	2018	2017	Principal activities
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB
B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2018. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

		Percentage Owned (%)				Carrying amount ($)
Name of entity	Country of Incorporation	2018	2017	Nature of relationship	Measurement method	2018	2017
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	-	-

	FGV Green Energy Sdn Bhd
Summarised statement of comprehensive income	2018	2017
(Loss)/Profit from operations	(194,886)	(354,842)
The Groups share of (Loss)/profit from operations	-	(38,174)

	FGV Green Energy Sdn Bhd
Summarised statement of financial position	2018	2017
Cash and cash equivalents	16,496	74,158
Other current assets	85,209	230,602
Non-current assets	37,852,240	33,125,295
Current liabilities	(21,967,251)	(18,775,207)
Non-current financial liabilities	-	-
Net Assets	15,986,694	14,654,848

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

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2018. During the twelve months ended 30 June 2018 management reviewed its estimates in respect of:

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

During the prior financial year the Group announced an intention to undertake a Reverse Take Over (refer to the Director’ Report for further details). Under the RTO arrangement the Group was required to dispose of the shares held in the Associate Joint Venture Company. The accounting standards require assets held for sale to be separately disclosed on statement of financial position with the value of the investment into the joint venture company to be accounted for at the lower of carrying value or fair value less costs to sell.

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

Given that the Group had entered into this agreement in December 2016 which required the sale of its 100% stake in M2 Capital, which owns the 20% stake in the JV company and the delays being experienced with the project, management has been unsuccessful to date in disposing of the investment, however continues to actively seek buyers. Accordingly the Directors deemed it prudent to impair the carrying value of the investment to NIL during the prior financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group. As the project remains stalled at 30 June 2018, the carrying value is retained at NIL.

	2018	2017
	$	$
Impairment of investment in associate	-	3,608,038
	-	3,608,038

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

As at 30 June 2018 and 30 June 2017 the group held the following financial instruments:

	2018 $	2017 $
Financial assets
Cash and cash equivalents	195,601	387,840
Receivables (Current)	-	6,134
Financial liabilities
Trade and other payables	20,720	21,072

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Interest rate risk

Interest rate risk is managed with floating rate deposits.

Group sensitivity

At 30 June 2018, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

●
Effect on post tax profit – A$NIL lower/higher (2017: A$ Nil lower/higher)

●
Equity would have been – A$NIL lower/higher (2017: A$ Nil lower/higher)

Foreign currency risk

The Group holds its 20% share of the refinery through a number of international subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, and the translation of results from the international subsidiaries. The foreign exchange exposures are primarily to the Malaysian Ringgit and the US dollar.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2018, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$11,238 lower / A$9,194 higher (2017: A$6,229 lower/ A$ 18,624 higher)

Profit and Loss would have been – A$11,238 lower / A$9,194 higher (2017: A$6,229 lower/ A$ 18,624 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

The following table sets out the credit quality of financial assets:

	2018 $	2017 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	189,836	358,974
P-2 (Malaysia)	5,765	28,866
	195,601	387,840
Receivables
Counterparties without external credit rating
Group 1	-	6,134

Commodity Risk

As there was no inventory held as at 30 June 2018, the Group has no direct exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2018	2017	2018	2017
	$		$%	%
Financial Assets:
Cash and cash equivalents	195,601	387,840	1.02	1.28
Loans and Receivables	-	6,134	-	-
	195,601	393,974

Current liabilities	204,605	204,957

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained to meet known liabilities. The Group has no current source of income and has negotiated with key management personnel to not take salaries or Directors fees.

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

18.
Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements approach would be to fund the business with equity where required. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

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

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2018.

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

22.
Remuneration of Auditors

	2018 $	2017 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	26,816	36,837

23.
Related Parties

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$650 per month. The lease is on a month to month basis.

There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

Key management personnel compensation

	2018 $	2017 $
Short-term employee benefits	-	331,883
Post-employment benefits	-	16,904
	-	348,787

24.
Parent entity information

	2018	2017
Information relating to Mission NewEnergy Limited:	$	$
Current assets	189,835	358,974
Non-current assets	-	-
Total assets	189,835	358,974
Current liabilities	(204,265)	(201,093)
Total liabilities	(204,265)	(201,093)
Net asset surplus / (deficit)	(14,430)	157,881
Issued capital	418,635	418,635
Opening Retained Profit / (Loss)	(410,755)	3,957,431
Share based payments reserve	150,000	150,000
Total shareholders’ equity/deficit	(157,880)	(4,526,066)
(Loss) of the parent entity during the year	(172,310)	(4,368,185)
Total shareholders’ equity deficit/(surplus)	14,430	(157,881)

	2018 $	2017 $
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2018.

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

26.
Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2018 (including comparatives) were approved by the Board of Directors on 21 September 2018.

Dato’ Nathan Mahalingam
Director