Form 20-F
period 2019-06-30
Mission NewEnergy Ltd
filed 2019-11-15
CIK 1463471

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2019
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2019: 40,870,275 Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
☐ Emerging growth company

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

TABLE OF CONTENTS

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

Unless otherwise indicated, the consolidated financial statements and related notes as of and for the fiscal years ended June 30, 2017, 2018 and 2019 included elsewhere in this annual report have been prepared in accordance with Australian Accounting Standards and also comply with International Financial Reporting Standards (“IFRS”) and interpretations issued by the International Accounting Standards Board.

References to a particular “fiscal year” are to our fiscal year ended June 30 of that year. References to a year other than a “fiscal” year are to the calendar year ended December 31. References to “our refinery,” “the refinery”, “our business” and “the joint venture company” refer to a 20% shareholding held by our wholly owned subsidiary M2 Capital Sdn Bhd in a Malaysian Joint Venture Company, named FGV Green Energy Sdn Bhd, which owns a 250,000 tpa biodiesel refinery. This refinery is mothballed as the project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts and the planned retrofit of new technology is on hold. Additionally, FGV Green Energy Sdn Bhd has a loan that is now due and payable, against which the refinery is held as security. The company does not intend to inject capital into the associate company and the lenders may exercise their right to take the refinery asset owned by FGV Green Energy. The Group has impaired the carrying value of this investment in past years to NIL, and does not expect to be able to realize any value from this investment.

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

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

●
our beliefs regarding the condition of the design, technology, operation and maintenance of our associates’ mothballed refinery;
●
our beliefs regarding the lack of demand for our associates’ refined product;
●
our expectations related to our ongoing restructure;
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.
Selected Financial Data.

The following selected consolidated statements of operations and other consolidated financial data for the fiscal years 2019, 2018, and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results do not necessarily indicate our expected results for any future periods.

Our financial statements have been prepared in Australian dollars and in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Income statement data for the fiscal years ended June 30, 2019, 2018 and 2017 and the balance sheet data as at June 30, 2019 and 2018 have been derived from our audited financial statements that are included elsewhere in this annual report. Income statement data for the fiscal years ended June 30, 2016 and 2015 and the balance sheet data as at June 30, 2017, 2016, and 2015 have been derived from our audited financial statements that are not included in this annual report.

	2019 US$(1)	2019 A$	2018 A$	2017 A$	2016 A$	2015 A$
(in thousands, except share and per share data)
Income Statement data:
Total sales revenue	-	-	-	-	-	-
Total other income	119	165	2	8	42	7,271
Cost of sales	-	-	-	-	-	-
Employee benefits expense	-	-	-	(467)	(1091)	(1,574)
Other income/ (expenses)	(110)	(153)	(200)	(4,050)	(1,169)	311
Finance costs			(2)	-	-	(1,815)
Profit/(loss) from operations before income tax	9	12	(200)	(4,509)	(2,218)	4,193
Income tax (expense)/ benefit	-	-	-	(3)	(1)	(6)
Profit/(loss) from continuing operations	9	12	(200)	(4,512)	(2,219)	4,187
Share of net (loss)/profit of associate accounted for using the equity method	-	-	-	(38)	(110)	37
Profit/(loss) for the year from discontinued operations	-	-	-	-	-	24,133
Net Profit / (loss)	9	12	(200)	(4,550)	(2,329)	28,357
Profit/(loss) attributable to non-controlling interests					-	-
Profit/(loss) attributable to members of the parent	9	12	(200)	(4,550)	(2,329)	28,357
Basic and diluted earnings / (loss) per share (2)	0.0002	0.0003	(0.005)	(0.11)	(0.06)	0.91
Weighted average ordinary number of shares outstanding (3)	40,870,275	40,870,275	40,870,275	40,870,275	40,870,275	31,253,837
Balance Sheet data:
Total current assets	126	180	200	398	2,522	8,851
Total assets	126	180	200	399	6,171	12,621
Total current liabilities	121	173	205	205	1,406	5,852
Total non-current liabilities	-	-	-	-	-	-
Total liabilities	121	173	205	205	1,406	5,852
Retained earnings/ (accumulated losses)	(1,089)	(1,554)	(1,715)	(1,513)	3,037	5,366
Total Equity/(Deficit)	5	7	(5)	195	4,765	6,770
Other financial data:
Dividends per share	—		-	—	—	—

(1)
The balance sheet data has been translated into U.S. dollars from Australian dollars based upon the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2019, which exchange rate was A$1.00 = US$0.7009. The income statement data has been translated into U.S. dollars from Australian dollars based upon the weighted average of the noon buying rate of the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York for the period from July 1, 2018 to June 30, 2019 which was A$1.00 = US$0.7153. These translations are merely for the convenience of the reader and should not be construed as representations that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

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

We incurred an operating profit for the year ended June 30, 2019 of A$0.012 million, primarily as a result of RTO proceeds received in fiscal year 2019, (2018: A$0.2 million loss), we have a history of net losses and there is a substantial doubt about our ability to continue as a going concern. Net cash used by operating activities was A$0.015 million (2018: A$0.19 million used in operating activities). At balance date, the current assets less current liabilities were a surplus of A$0.0069 million (2018: A$4.9 million deficit) and the net assets were a surplus of A$0.0069 million (2018: A$4.9 million deficit). At June 30, 2019, the Company has current liabilities of A$0.17 million (2018: A$0.2 million). Our ordinary shares have been voluntarily suspended from trading on the Australian Securities Exchange (ASX) from November 25, 2016 and we may be ultimately delisted from the ASX by November 25, 2019.

The ability of the Group to continue as a going concern is dependent on the identification and completion of a suitable alternate business opportunity.

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

●
and management expects the cash to be able to fund the organization until a suitable alternate business opportunity is identified and completed. The Company's Shares will have been suspended from trading on the ASX for 3 years as at 25 November 2019. ASX’s current policy is to delist a company whose shares have been suspended from trading for more than 3 years.

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

If we are unable to generate sufficient earnings to offset the costs from finding a suitable alternate business opportunity, our business and financial condition will suffer a significant adverse effect.

We will continue to look for alternative business opportunities. These businesses may not exceed our expenses and therefore we may not be able to generate enough revenue to reverse our pattern of historical losses and negative cash flow, which would have a significant adverse effect on our business and financial condition.
We have not been successful in disposing of our investment, this investment has been written down to zero the investment is dormant and is not generating cash. We do not expect to be able to earn any earnings (in the form of dividends) from our investment into FGV Green Energy, a refinery joint venture company, which currently has no means of producing operating income.

If Mission does not meet the capital call of its interest in its associate (currently carried at $zero) there is a risk that we may be unable to retain our investment in our Malaysian biodiesel project.

The Malaysian biodiesel project joint venture agreement allows for capital calls from shareholders where additional funds are required by the joint venture company. The Malaysian company, in which we own 20%, biodiesel project has a loan which is now due and payable. The lender has full security over the asset. This investment may require us to inject further capital funds into the project to pay off the loan and recommence operations. If we do not meet such a capital call, our shareholding may be diluted. Given the current inability to meet any capital calls by FGVGE, we may liquidate M2 Capital, being the company which holds 20% of the shares in Felda Green energy Sdn Bhd, which owns the refinery. This, in turn, could adversely affect our operations and financial performance.

If our 20% stake in the joint venture company, carried at $zero, is unable to be sold, we may be unable to recover the cost of our investment.

We have not been successful in disposing the 20% investment stake in the joint venture company, with no interest to date. If we can’t sell the 20% stake, we will not be able to recover the cost of our investment.

We may not be able recover any funds from intercompany loans.

The parent company in our corporate structure advances funds to subsidiaries to fund working capital requirements. The company’s subsidiaries are not expected to be able to repay or service these intercompany loans, which would have an adverse effect on our business and financial condition.

We may not be able to generate sufficient cash or raise further cash through debt or equity means to fund new business strategies.

Our ability to enter into new business opportunities may be limited by our existing cash levels and/or our ability to raise further funding through debt or equity.

We have a 20% interest (currently carried at $zero) in the company that owns the refinery and we have limited control over the financial and operating policies of the joint venture company.

Our limited shareholding and representation on the Board of the joint venture company may limit our ability to influence the financial and operating procedures of the company which may limit our ability to generate a positive return for the Group.

Risks Related to Our Strategy

The proposed strategy to find an alternative business opportunity may not materialize.

The proposed strategy to find an alternative business opportunity may not materialize. In addition, the Company may not be able to dispose of its stake in the Joint. An alternative business opportunity may require Shareholders to approve the transaction, which may not be obtained.

The proposed strategy to find an alternative business opportunity will introduce new risks to the Company.

Should a new business opportunity be concluded, the Company and the group will be exposed to a number of new risks, including (but not limited to) regulatory risk, future profitability, liquidity risk, technology risk, competition, business strategy, user engagement, key personal, foreign currency risks, and other Government regulatory risk.

The Company may be delisted from the ASX.

On 25 November 2016, the Company's Securities were placed in voluntary suspension from quotation in connection with a re-compliance transaction that did not eventuate. The Company's Shares currently remain in suspension and, in accordance with ASX's policy for entities undertaking reverse takeover transactions, the Company's securities will remain suspended from trading on the ASX until the Company has recompiled with Chapters 1 and 2 of the Listing Rules in accordance with Listing Rule 11.1.3.

The Company's Shares will have been suspended from trading on the ASX for 3 years as at 25 November 2019. ASX’s current policy is to delist a company whose shares have been suspended from trading for more than 3 years.

We may be unable to sell our stake in the Joint Venture which may affect our ability to proceed with an alternative business opportunity

The Company may not be able to dispose of its stake in the Joint Venture. A failure to dispose the stake in the Joint Venture may affect the ability of the Company to conclude a new transaction. The Company has approached prospective buyers without success to date.

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

Our ability to access equity and debt capital and trade financing on favorable terms may be limited by factors such as:

●
the fact that we may be delisted by the ASX on or around 25 November 2019,
●
being suspended from trading on the ASX and may be delisted;
●
general economic and market conditions;
●
credit availability from banks or other lenders for us and our industry peers;
●
our financial performance;
●
our levels of indebtedness.

Our ability to access equity capital is limited without shareholder approval and we may be unable to obtain the required shareholder approval to obtain financing in future equity offerings.

Our ability to access equity capital may be limited by a requirement to obtain shareholder approval.

Risks Related to Our Industry

A new business opportunity will introduce new industry risks to the Company.

Should the Company complete a new business opportunity, the Company and the group will be exposed to a number of new industry risks, including (but not limited to) regulatory risk, future profitability, liquidity risk, technology risk, competition, business strategy, user engagement, key personal, foreign currency risks, and other Government regulatory risk.

If Mission has not disposed of its interest in its associate (currently carried at $zero) and if the joint venture company’s biodiesel operations can be restarted, there are multiple industry related risks that the company would be exposed to.

The Companies investment in FGV Green Energy Sdn Bhd, which owns the mothballed refinery assets in Malaysia has a loan that is due and payable. If FGV Green Energy were to be able to resolve the loan matter, and raise sufficient capital to recommence operations, the entity would be faced with numerous industry related risks, including biodiesel prices are influenced by market prices for petroleum diesel, various operational risks including, gelling at lower temperatures than petroleum diesel, which can require the use of low percentage biodiesel blends in colder climates or the use of heated fuel tanks, potential water contamination that can complicate handling and long-term storage, reluctance on the part of some auto manufacturers and industry groups to endorse biodiesel and their recommendations against the use of biodiesel or high percentage biodiesel blends, potentially reduced fuel economy due to the lower energy content of biodiesel as compared with petroleum diesel, development of alternative fuels and energy sources may reduce the demand for biodiesel and potentially impaired growth due to a lack of infrastructure such as dedicated rail tanker cars and truck fleets, sufficient storage facilities, and refining and blending facilities, new standards may be introduced and existing standards may be amended or repealed from time to time.

Risks Related to Our Ordinary Shares

We may be unable to regain trading status on the Australian Securities Exchange (ASX) for our shares.

On 25 November 2016, the Company's Securities were placed in voluntary suspension from quotation in connection with a re-compliance transaction that did not eventuate. The Company's Shares currently remain in suspension and, in accordance with ASX's policy for entities undertaking reverse takeover transactions, the Company's securities will remain suspended from trading on the ASX until the Company has recompiled with Chapters 1 and 2 of the Listing Rules in accordance with Listing Rule 11.1.3.

The Company's Shares will have been suspended from trading on the ASX for 3 years as at 25 November 2019. ASX’s current policy is to delist a company whose shares have been suspended from trading for more than 3 years.

Unless an active trading market develops for our securities, you may not be able to sell your ordinary shares.
Our ordinary shares are currently traded on the OTC Markets Pink Sheets under the symbol “MNELF”. In addition, our shares were suspended from trading on the Australian Securities Exchange (“ASX”) on November 25, 2016. There is currently no active market for the shares of the Company and we can provide no assurances as to when or if there will be a market for the shares in the Company. Although we are a reporting company, currently there is only a limited trading market for our ordinary shares and a more active trading market may never develop or, if it does develop, may not be maintained. Failure to develop or maintain an active trading market will have a generally negative effect on the price of our ordinary shares, and you may be unable to sell your ordinary shares or any attempted sale of such ordinary shares may have the effect of lowering the market price, and therefore, your investment could be a partial or complete loss.

We may not be able to continue to have our shares actively traded on alternative stock markets
Our ordinary shares are currently suspended from trading on the ASX. If we are delisted from the ASX we may be unable to have our shares actively traded on an alternative platform.

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

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current fiscal year ending June 30, 2019. A non-U.S. corporation will be considered a PFIC for any fiscal year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the fiscal year) is attributable to assets that produce or are held for the production of passive income. If we are a PFIC for any fiscal year during which a U.S. holder (as defined in “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations”) holds an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10.E - Additional Information Taxation — U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

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

On November 25, 2016, the Company announced its securities traded on the Australian Securities Exchange (ASX) would be placed into voluntary suspension, at the request of the Company, pending receipt of an announcement regarding its proposed change of activities. The Companies securities will stay suspended on the ASX until the Company has either provided information regarding its proposed change of activities until the Company has complied with Chapters 1 and 2 of the ASX Listing rules in accordance with Listing Rule 11.1.3.

On December 5, 2016, the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of Aus Group.

On January 19, 2018, the Company announced that the option to acquire Aus Group as announced on 5 December 2016 has been terminated because Aus Group had not been able to meet its required conditions precedent.

On June 25, 2019 the Company announced that it had been notified by its associate entity, Felda Green Energy Sdn Bhd, of a default in a loan. MBT owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGVGE, which owns a mothballed biodiesel refinery situated in east Malaysia. FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable. The Board of FGVGE have met and declared an inability to repay this loan. Under the terms of the loan agreement, FGV Capital have full security over the refinery asset in the event of a default. MBT and its subsidiaries have no obligation, financial or otherwise, to meet any capital shortfall requirements of FGVGE.

Capital Spend of the Company

We have incurred the following capital expenditures over the last three fiscal years:

	2019 A$’000	2018 A$’000	2017 A$’000
Biodiesel refinery	-	-	-
Land & buildings	-	-	-
IT systems & office equipment	-	-	-
Vehicles & sundry equipment	-	-	-

Our principal office is located at Unit B9, 431 Roberts Rd, Subiaco, Western Australia 6008 Australia. Our telephone number is +61 8 6313 3975. Our website address is www.missionnewenergy.com. Information on our website and websites linked to it do not constitute part of this annual report.

●
Business Overview.

Recent Developments

In July 2019 the Company announced that it has entered into a heads of agreement to acquire 100% of the business operations of Pilbara Metals Group Pty Ltd (PMG), an Australian Private Limited Company. This transaction was terminated on 31 October 2019.
The Malaysian company, Felda Green Energy Sdn Bhd (FGVGE) in which we own 20%, biodiesel project has a loan which is now due and payable. The lender has full security over the asset. This investment may require us to inject further capital funds into the project to pay off the loan and recommence operations. In addition, the lender has the option to take the asset as compensation for the loan default if we do not meet such a capital call. Given the current inability to meet any capital calls by FGVGE, we may liquidate the M2 Capital, being the company which holds the shares in the refinery.

Overview

Mission’s only asset is its 20% share in a joint venture company. In December 2016 the Company started actively seeking buyers for its stake in the biodiesel plant, no buyers have been found and Mission impaired its held for sale investment to $zero.

The joint venture company, in which Mission owns a 20% share, owns a mothballed 250,000 tpa refinery which has a loan currently due and payable and the lender has full security over the refinery asset.

Mission have been actively seeking to dispose of this 20% interest since December 2016 and to date no offers for this business have been received and the asset is recorded at $zero. The Malaysian company, Felda Green Energy Sdn Bhd (FGVGE) in which we own 20%, biodiesel project has a loan which is now due and payable. The lender has full security over the asset. This investment may require us to inject further capital funds into the project to pay off the loan and recommence operations. In addition, the lender has the option to take the asset as compensation for the loan default if we do not meet such a capital call. Given the current inability to meet any capital calls by FGVGE, we may liquidate the M2 Capital, being the company which holds the shares in the refinery.

Our Competitive Strengths

Nil

Our Strategies

The Company is focused on maximizing shareholder value through a positive return from looking for new business opportunities.

Malaysian Asset

The Company is trying to sell its investment in the joint venture company.

Corporate Opportunities

The Company will continue to look at other related opportunities and projects on a continued basis to enhance shareholder value.

Production Safety and Environmental Matters

Safety

We had no material safety issues and none were reported to us last year by the joint venture company.

Environment

We had no material environmental issues and none were reported to us last year by the joint venture company.

●
Organizational Structure.

Our principal subsidiaries at 30 June 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

Set forth below is the organizational structure of Mission NewEnergy Limited:

The Company owns 100% of M2 Capital Sdn Bhd, a Malaysian registered Company, which in turn owns 20% of FGV Green Energy Sdn, a Malaysian registered Company formed to own the 250,000 tpa refinery sold by the Group during that financial period. This biodiesel refinery is mothballed. Mission Biofuels Sdn Bhd is 100% owned and is now the Malaysian administrative entity and is in the process of being shut down.

For a list of our wholly-owned and indirectly owned subsidiaries, see Exhibit 8.1 filed hereto.

●
Unlisted investments.

We own a 20% stake in a joint venture company that owns a biodiesel production facility (with a lease for the underlying land) that is located at Port Kuantan, Malaysia. This 20% stake is up for sale and carried at $zero. The refinery is mothballed. The Malaysian company, Felda Green Energy Sdn Bhd (FGVGE) in which we own 20%, biodiesel project has a loan which is now due and payable. The lender has full security over the asset. This investment may require us to inject further capital funds into the project to pay off the loan and recommence operations. In addition, the lender has the option to take the asset as compensation for the loan default if we do not meet such a capital call. Given the current inability to meet any capital calls by FGVGE, we may liquidate the M2 Capital, being the company which holds the shares in the refinery.

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

Overview

We historically were a producer of biodiesel that integrated sustainable biodiesel feedstock cultivation, biodiesel production and wholesale biodiesel distribution, focused on the government mandated markets of the United States and Europe and Malaysia. We currently own a 20% share in a joint venture company that owns a biodiesel refinery that is mothballed.
The Companies 20% stake in the joint venture company is currently being actively marketed for sale, no buyers have been found and the asset has been written down to $zero.

During fiscal 2019, we made a net profit of A$0.012 million (2018: A$0.2 million loss). We recognized revenues of A$0.17 million (A$0.002 million in fiscal 2018). The income in fiscal 2019 is mostly generated from the proceeds of RTO activities and 2018 was predominately comprised of interest income. As of the date of this report, we have no non-current liabilities. If a new venture does not generate sufficient revenue to fund the ongoing operating costs of the business, and if we are unable to achieve our business strategies and objectives, we may need to raise further equity or loan capital for the business (See item 4 for further detail).

Biodiesel refining

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company, which is carried at NIL. FGVGE has a loan that is due and payable and the lender has full security over the refinery asset. Given the current inability to meet any capital calls by FGVGE, we may liquidate M2 Capital, being the company which holds the shares in FGVGE which owns the refinery.

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
o
The Malaysian company, Felda Green Energy Sdn Bhd (FGVGE) in which we own 20%, biodiesel project has a loan which is now due and payable. The lender has full security over the asset. This investment may require us to inject further capital funds into the project to pay off the loan and recommence operations. In addition, the lender has the option to take the asset as compensation for the loan default if we do not meet such a capital call. Given the current inability to meet any capital calls by FGVGE, we may liquidate the M2 Capital, being the company which holds the shares in the refinery.

Management has been unsuccessful to date in disposing of the investment, however continues to seek buyers. The Directors impaired the carrying value of the investment to NIL during the prior financial year. Should the Group sell the refinery an impairment reversal is expected to be recognized in the financial records of the Group, to the extent of any consideration received, if any.
Since that date Mission has been actively looking to dispose of its 20 % stake, no such buyers were identified.

	2019	2018
	A$	A$
Impairment of investment in associate	-	-

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

The changes in Accounting policies and impact on the financial statements were:
●
IFRS 9 was adopted without restating comparative. Adoption had no impact on the Groups financial statements.
●
IFRS 15 had no impact because the Group had no revenue.
Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Comparison of Results of Operations

Fiscal 2019 compared with fiscal 2018

Other income. Other income increased by A$163,628 (ten times increase) from A$1,524 in fiscal 2018 to A$165,152 in fiscal 2019, primarily as a result of RTO proceeds.

Expenses. Total expenses decreased by A$50,258 (25% decrease) from A$203,503 in fiscal 2018 to A$153,245 in fiscal 2019 principally due to a general reduction in operating costs. Employee benefits expenses remained at $0.0 in fiscal 2019 as a result of the Directors agreeing to not take a salary until the Company has sufficient funds. Foreign currency losses increased by A$3,238 from a loss in fiscal 2018 of A$4,095 to a loss in fiscal 2019 of A$7,333.
Other expense decreased by A$129,293 from A$173,143 in fiscal 2018 to A$43,850 in fiscal 2019 primarily due to a general reduction in costs

Finance cost
Finance costs of A$0 were incurred in fiscal 2019 and $2,450 incurred in fiscal 2018.

Income tax.   Income tax expense was $0.0 in fiscal 2019 and $135 in fiscal 2018.

  Profit for the year.   As a result of the foregoing, fiscal 2019 registered a profit for the year of A$11,907, an increase of A$214,021 from a A$202,114 loss in fiscal 2018.

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

B.
Liquidity and Capital Resources.

Overview
Our operations have historically been financed primarily from the issuance of convertible notes and equity securities to investors.

The following table sets forth our consolidated cash flows since fiscal 2017.
	2019 A$’000	2018 A$’000	2017 A$’000
Net cash (used in) operating activities	(15)	(190)	(979)
Net cash provided by investingactivities	-	-	-
Net cash (used in) financingactivities	-	-	-
Effect of exchange rate changes on cash held in foreign currency	(8)	(2)	(34)
Net movement in cash and cash equivalents	(23)	(192)	(1,013)
Cash and cash equivalents at the beginning of the year	196	388	1,401
Cash and cash equivalents at the end of the year	173	196	388

Fiscal 2019 compared with fiscal 2018

Net cash used in operating activities is as a result of ongoing operating costs with no group operating revenue.
There were NIL investing or financing activities in fiscal year 2019.

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

Our expenditure on research and development was Nil in fiscal years 2019, 2018 and 2017.

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

We do not have any contractual commitments at June 30, 2019.

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

Name	Age	Position
Dato’ Nathan Mahalingam	62	Executive Chairman, Chief Executive Officer and Director
Guy Burnett	51	Chief Financial Officer, Director and Company Secretary
James Garton	43	Director and Head of Corporate Finance/Mergers and Acquisitions

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

B.
Compensation.

In fiscal year 2019, the aggregate remuneration we paid and that accrued to our directors and senior management was A$0.0 million. During the year the company settled $30,000 of accrued leave liabilities.

2019	Salary	Non-cash Benefits	Long-term Bonus $	Share based payments $	Post-employment Super Contribution	Total
Dato’ Nathan Mahalingam	-	-	-	-	-	-
Mr. Guy Burnett	-	-	-	-	-	-
Mr. James Garton	-	-	-	-	-	-
TOTAL KEY MANAGEMENT PERSONNEL	-	-	-	-	-	-

During the financial year, each director was paid out $10,000 of annual leave owed.

2018	Salary	Non-cash Benefits	Long-term Bonus $	Share based payments $	Post-employment Super Contribution	Total
Dato’ Nathan Mahalingam	-	-	-	-	-	-
Mr. Guy Burnett	-	-	-	-	-	-
Mr. James Garton	-	-	-	-	-	-
TOTAL KEY MANAGEMENT PERSONNEL	-	-	-	-	-	-

  Share Based Compensation Plans
At the date of this report, the Group has no Share Based Compensation Plans.

Performance Rights
At the date of this annual report, the Group has no Performance Right Plans and there were no performance rights issued in fiscal years 2017, 2018 and 2019.

Options
At the date of this annual report, the Group has no Option Plans and there were no options issued in fiscal years 2017, 2018 and 2019.

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

An evaluation procedure in relation to the Board, individual directors and Company executives was not completed during the 2018 financial year due to the limited operating status of the Company. Traditionally, the evaluations of the Board as a whole were facilitated through the use of a questionnaire required to be completed by each Board member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual director was required to self assess his performance and discuss the results with the Chairman. Individual directors’ performance was evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things). A similar process for review of committees was has not been undertaken during the current year due to the limited extent of operations.

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

During prior fiscal years, the Audit and Risk Management Committee comprised two independent non–executive directors and one non-independent non–executive director that have diverse and complementary backgrounds. Since the retirement of the non-executive Directors, the three executive Directors form the members of the Audit and Risk Committee.

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

During prior fiscal years, the Remuneration and Nomination Committee comprised two independent non–executive directors and one non-independent non–executive director. Since the retirement of the non-executive Directors, the three executive Directors form the members of the Nomination and Remuneration Committee.

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

D.
Employees.

As of June 30, 2019, we had three employees. The following table provides a breakdown of our employees by main category of activity and geographic location:

	USA	Australia	Malaysia
Finance, legal and other administrative functions	0	2	1

Historic Employees

For the fiscal year ended June 30,	USA	Australia	Malaysia	India
2016	-	2	4	-
2017	-	2	1	-
2018	-	2	1	-
2019	-	2	1	-

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

E.
Share Ownership.

The following table presents certain information regarding the beneficial ownership of our ordinary shares based on total issued ordinary shares of 40,870,275 as of October 7, 2019 by:

●
each person known by us through substantial shareholder notices filed with the Australian Securities Exchange and SEC to be the beneficial owner of more than 5% of our ordinary shares;
●
each of our directors in office during the 2019 fiscal year;
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

To the best of our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except the beneficial ownership of:

●	Muraldir Menon sold shares to Pejuang Emas Sdn Bhd registered with the ASX on July 6, 2018
●	Karisma Integrasi Sdn Bhd sold 2,500,000 shares to Mohamed Nizam Abdul Razak and Mohd Azlan Bin Mohammed each which were registered with the ASX on July 6, 2018
●	Nathan Mahalingam, James Garton and Guy Burnett were each issued 5,000,000 shares on February 19, 2015.
As of August 15, 2019, we had thirty seven holders of record in the United States with a combined holding of 9,045,684 shares, representing 22.13% of our total outstanding shares as of that date.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders and Related Party Transactions.

See “Item 6.E—Directors, Senior Management and Employees—Share Ownership.”

B.
Related Party Transactions.

Other than as disclosed below, from July 1, 2018 through to June 30, 2019, we did not enter into any transactions or loans between us and any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with us; (b) associates; (c) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such person is able to exercise significant influence. Refer to note 23 of the financial statements included at the end of this report for details of any related party transactions.

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

Rental costs
During the period we have paid a company controlled by Dato, Swaminathan Mahalingam $8,142 office rental fee in Malaysia.

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

Item 9. The Offer and Listing

A.
Offer and Listing Details.

Our shares are listed on the ASX (symbol: “MBT”) (currently suspended from trading) and are traded on the OTC Markets Pink Sheets (symbol: MNELF).  Our ordinary shares were suspended from trading on the ASX on 25 November 2016.

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

Transfer Duty

No transfer duty is payable by Australian residents or foreign residents on the trading of shares that are quoted on the ASX or OTC.

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

Credit Risk

There is no credit risk for receivables at June 30, 2019 in the refining operations.

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

Group sensitivity

At June 30, 2019, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group:

Effect on cash and cash equivalent – A$5,748 lower / A$7,026 higher (2018: A$ 11,238 lower / A$9,194 higher)

Profit and Loss would have been – A$5,748 lower / A$7,026 higher (2018: A$ 11,238 lower / A$9,194 higher)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Interest Rate Risk

Interest rate risk has historically been managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The group has no debt at June 30, 2019.

Group sensitivity

At 30 June 2019, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;
●     Effect on post tax profit – A$ Nil lower/higher (2018: A$ Nil lower/higher)
●     Equity would have been – A$ Nil lower/higher (2018: A$ Nil lower/higher)

Commodity Risk

As there was no inventory held as at June 30, 2019, the Group has no exposure to market prices of input costs into the production of biodiesel.

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
The Company’s management has evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2019 based upon criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, concluded that, as of June 30, 2019, the Company’s internal control over financial reporting was effective.
Changes in Internal Control over Financial Reporting.
There was no change in internal control over financial reporting during the year ended June 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees. The aggregate fees billed for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements for the fiscal years ended June 30, 2019 and 2018 were A$27,359 and A$26,816, respectively.

All other Fees. A$0 and for the fiscal year ending 2019 and A$0 in fiscal year 2018.

Tax Fees. The Company incurred fees totaling A$0 during the fiscal year ended June 30, 2019 and 2018.

Audit-Related Fees. A$0 and for the fiscal years ending 2019 and 2018.

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

Date: November 15, 2019
By:
/s/ Guy Burnett
Name:
Guy Burnett
Title:
Chief Financial Officer and Company Secretary

Tel: +8 6382 4600 Fax: +8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

Stockholders and Board of Directors

Mission NewEnergy Limited

SUBIACO WA 6008

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial position of Mission NewEnergy Limited (the “Company”) and subsidiaries as of June 30, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at June 30, 2019 and 2018, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

BDO Audit (WA) Pty Ltd

Wayne Basford

Director

We have served as the Company's auditor since 2013

Perth, 15 November 2019

 FINANCIAL STATEMENTS TABLE OF CONTENTS

 CONSOLIDATED STATEMENT OF PROFIT OR LOSS

FOR THE YEAR ENDED 30 JUNE 2019

	Note	2019	2018	2017
		$	$	$
Other income	6	165,152	1,524	7,777
Total revenue and other income		165,152	1,524	7,777
Director and Employee benefits expense	7a	-	-	(467,220)
Net foreign exchange (losses)/gains		(7,333)	(4,095)	(10,874)
Consultants’ expenses		(4,175)	(6,663)	(13,017)
Regulatory expenses		(54,741)	(56,029)	(40,228)
Travel expenses		-	(1,990)	(66,488)
Rental expenses		(9,756)	(9,288)	(11,986)
Other expenses	7b	(77,240)	(121,090)	(298,617)
Depreciation and amortisation expenses		-	(1,898)	(487)
Finance Costs		-	(2,450)	-
Impairment of investment in associate				(3,608,038)
Profit/(Loss) before income tax		11,907	(201,979)	(4,509,178)
Income tax expense	8	-	(135)	(3,252)
Net Profit/(Loss) before associate accounted loss		11,907	(202,114)	(4,512,430)
Share of net profit/(loss) of associate accounted for using the equity method	15	-	-	(38,174)
Profit/(Loss) for the year after tax		11,907	(202,114)	(4,550,604)
Profit/(Loss) attributable to:
Owners of Mission NewEnergy Ltd		11,907	(202,114)	(4,550,604)
Non-controlling interests		-	-	-
		11,907	(202,114)	(4,550,604)

CONSOLIDATED STATEMENT OF PROFIT OR LOSS FOR THE YEAR ENDED 30 JUNE 2019 Contd.
Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	9	0.0003	(0.005)	(0.11)
Diluted earnings/(loss) per share (dollars)	9	0.0003	(0.005)	(0.11)
Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	9	0.0003	(0.005)	(0.11)
Diluted earnings/(loss) per share (dollars)	9	0.0003	(0.005)	(0.11)

The above Consolidated Statement of Profit or Loss should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2019

	2019 $	2018 $	2017 $
Profit/(Loss) for the year	11,907	(202,114)	(4,550,604)
Other comprehensive income
Items that may be realised through profit or loss:
Exchange differences on translating foreign operations	(51)	2,672	(20,146)
Other comprehensive (loss)/income for the period net of tax	(51)	2,672	(20,146)
Total comprehensive profit/(loss) for the year	11,856	(199,442)	(4,570,750)
Attributable to non-controlling equity interests	-	-	-
Attributable to owners of the parent	11,856	(199,442)	(4,570,750)
Comprehensive profit/(loss) from Continuing Operations	11,856	(199,442)	(4,570,750)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2019

	Note	2019	2018
		$	$
Current Assets
Cash and cash equivalents	10	173,343	195,601
Other assets		6,757	4,078
Total current assets		180,100	199,679

Non-Current Assets
Total non-current assets		-	-
Total Assets		180,100	199,679
Current Liabilities
Trade and other payables	11	19,285	20,720
Short-term provisions	12	153,885	183,885
Total current liabilities		173,170	204,605
Net Assets/(Liabilities)		6,930	(4,926)

Equity
Issued capital	13	523,197	523,197
Reserves		1,037,274	1,187,325
Accumulated losses		(1,553,541)	(1,715,448)
Total Equity / (Deficit)		6,930	(4,926)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2019
	Ordinary Share Capital	Retained Earnings/ (losses)	Share Based Payments Reserve	Foreign Currency Translation Reserve	Total
	$	$	$	$	$
Balance as at 30 June 2017	523,197	(1,513,334)	150,000	1,034,653	194,516
Loss after income tax expense for the year	-	(202,114)	-	-	(202,114)
Other Comprehensive profit for the period	-	-	-	2,672	2,672
Total Comprehensive Income/(Loss)	-	(202,114)	-	2,672	(199,442)
Transactions with owners in their capacity as owners	-	-	-	-	-
Balance as at 30 June 2018	523,197	(1,715,448)	150,000	1,037,325	(4,926)
Profit after income tax expense for the year	-	11,907	-	-	11,907
Other Comprehensive loss for the period	-	-	-	(51)	(51)
Total Comprehensive Income/(Loss)	-	11,907	-	(51)	11,856
Transactions with owners in their capacity as owners	-	150,000	(150,000)	-	-
Balance as at 30 June 2019	523,197	(1,553,541)	-	1,037,274	6,930

‘The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

 CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2019

	Note	2019 $	2018 $	2017 $
Cash Flows From Operating Activities
Payments to suppliers and employees		(180,432)	(191,255)	(983,190)
Interest received	6	152	1,524	7,718
Income tax paid		(35)	(128)	(3,252)
Net cash (used in) operating activities before non-recurring RTO Fee		(180,315)	(189,859)	(978,724)
RTO exclusivity fees		165,000	-	-
Net cash (used in) operating activities	14	(15,315)	(189,859)	(978,724)

Cash Flows From Investing Activities
Retention released		-	-	1,056,870
Payable associated with retention released		-	-	(1,056,870)
Net cash provided from investing activities		-	-

Cash Flows From Financing Activities
Net cash (used) by financing activities		-	-
Net (Decrease) In Cash And Cash Equivalents		(15,315)	(189,859)	(978,724)
Cash and cash equivalents at beginning of the financial year		195,601	387,840	1,400,538
Effects of exchange rate fluctuations of cash held in foreign currencies		(6,943)	(2,380)	(33,974)
Cash And Cash Equivalents At End Of Financial Year	10	173,343	195,601	387,840

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
●
continues to seek an alternative business opportunity;
●
that has a 20% interest in an Associate owning a 250,000 tpa (approx. 75 million gallon p.a.) biodiesel refinery, located in Malaysia. The 20% interest investment is carried at NIL value as the project has stalled due to an inability of the biodiesel refinery operating entity to secure ongoing offtake sales contracts. FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable

2.
 Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

These accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs. All amounts shown are in Australian dollars ($A) unless otherwise stated.

Significant matters

Going concern

The Group incurred a net operating profit for the year ended 30 June 2019 of $11,907 (2018: $202,114 loss) and incurred net cash outflows from operating activities before non-recurring RTO fee of $180,315 (2018: $189,859 used). At 30 June 2019 the Group had net a working capital surplus of $6,930 (2018 : $4,926 deficit). At 31 October 2019 the Group had a cash balance of $93,332 and payable liabilities of around $9,050 (excluding leave liability of $153,885, which the employees have agreed not to pay down unless the Group has sufficient cash resources to pay). The Group currently has no source of income and the cash balance is not expected to be exhausted within 12 months based on the 2019/20 forecast profile prepared by management. The Company has been in trading suspension since 25 November 2016 and will likely be removed from the official ASX list on 25 November 2019 if a project or business activity is not in place by this date.

The ability of the Group to continue as a going concern is dependent on identification and completion of a suitable alternate business opportunity.

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

Management believe there are sufficient funds to meet the Group’s working capital requirements as at the date of this report, and that there are reasonable grounds to believe that the Group will continue as a going concern as a result of a combination of the following reasons:

●
the Group has received confirmation from its employees and Directors that they have forgone all salary entitlements since 1 December 2016 and will not call on their annual leave entitlements until the Group has a clear ability to pay; and

●
management expects the cash to be able to fund the organisation until a suitable alternate business opportunity is identified and completed.

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

Carrying value of investment in associate

The Group owns 100% of M2 Capital Sdn Bhd, a Malaysian subsidiary, which owns a 20% stake in FGV Green Energy Sdn Bhd (FGVGE), a refinery joint venture company (see note 15). This project has stalled and the asset is mothballed. FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable. The Board of FGVGE have met and declared an inability to repay this loan and FGVGE has impaired the carrying value of the asset during the financial year. Under the terms of the loan agreement, FGV Capital have full security over the refinery asset in the event of a default.

MBT and its subsidiaries have no obligation, financial or otherwise, to meet any capital shortfall requirements of FGVGE.

The Group’s investment in associate which is fully impaired (2018: fully impaired), please refer to note 15 and 16 for further information.

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

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

●
Malaysian investments (20% investment in Associate) - Malaysian Ringgit
●
Other – Australian Dollar.

The Board of Directors approved this financial report on 4 November 2019.

3.
 New, revised or amending Accounting Standards and Interpretations adopted

The Group has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have a material impact on the financial performance or position of the consolidated entity.

The changes in Accounting policies and impact on the financial statements were:

●
IFRS 9 was adopted without restating comparative.
●
IFRS 15 had no impact because the Group had no revenue.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

4.
 New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for period ended 30 June 2019. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

IFRS16 Leases

IFRS 16 eliminates the operating and finance lease classifications for lessees currently accounted for under IAS 17 Leases. It instead requires an entity to bring most leases onto its statement of financial position in a similar way to how existing finance leases are treated under IAS 17. An entity will be required to recognise a lease liability and a right of use asset in its statement of financial position for most leases.

There are some optional exemptions for leases with a period of 12 months or less and for low value leases. The adoption of the leases standard did not have material impact because the group has no operating lease agreement in place.

It is not expected that there will be any material impact on the financial statements when these amendments are adopted.

5.
 Segment reporting

Segment Report – 2019	Malaysia	Australia	Total
	2019 $	2019 $	2019 $
Revenue
Other income	-	165,152	165,152
Total segment revenue	-	-	-
Depreciation and amortisation	-	-	-
Finance costs	-	-	-
Impairment of investment in associate	-	-	-
Other expenses	(9,890)	(143,355)	(153,245)
Segment result before tax	(9,890)	21,797	11,907
Income tax expense			-
Net profit for the year			11,907

Non-current Segment assets	-	-	-
Total Segment assets	10,899	169,201	180,100
Segment liabilities	(11,335)	(161,835)	(173,170)

Segment Report – 2018	Malaysia	Australia	Total
	2018 $	2018 $	2018 $
Revenue
Interest received	-	1,524	1,524
Total segment revenue	-	1,524	1,524
Depreciation and amortisation	(1,898)	-	(1,898)
Finance costs	-	(2,450)	(2,450)
Impairment of investment in associate	-	-	-
Other expenses	(31,490)	(167,665)	(199,155)
Segment result before tax	(33,388)	(168,591)	(201,979
Income tax expense	(135)	-	(135)
Net (loss) for the year			(202,114)

Non-current Segment assets	-	-	-
Total Segment assets	9,844	189,835	199,679
Segment liabilities	(340)	(204,265)	(204,605)

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
Business and Geographical Segments: The Group had one key business segment, being biodiesel, which is located in Malaysia.

6.
 Other income
	2019 $	2018 $	2017 $

Proceeds from RTO activities	165,000	-	-
Interest income	152	1,524	7,777
	165,152	1,524	7,777

7.
 Expenses
	2019 $	2018 $	2017 $
7a) Director and Employee benefits expense
Wages and Salaries	-	-	450,318
Contribution to defined contribution plans	-	-	16,902
	-	-	467,220
7b) Other expenses:		-
Audit fees	27,359	26,816	46,748
Computer maintenance & consumables	362	-	592
Communication expenses	5,984	7,976	14,725
Insurance costs	25,732	58,192	78,004
Legal fees	4,083	14,787	52,508
Due diligence costs	-	-	73,145
Other administrative costs	13,720	13,319	32,895
Total	77,240	121,090	298,617

8.
 Income Tax

	2019 $	2018 $	2017 $
a. The components of tax expense comprise
Current tax	-	(135)	(3,252)
Deferred tax	-	-	-
	-	(135)	(3,252)
b. The prima facie tax on the profit/(loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	11,907	(201,979)	(4,509,178)
Prima facie tax (benefit on profit/(loss) from ordinary activities before income tax at 27.5%	3,275	(55,544	(1,352,753)
Adjusted for:
Tax effect of:
● losses not brought to account	-	55,409	1,349,501
● utilisation of available tax losses	(3,275)	-	-
	-	(135)	(3,252)
Add:
Over provision for income tax in prior year		-	-
Income tax attributable to entity	-	(135)	(3,252)

The applicable weighted average effective current tax rate is as follows:	0%	0%	0%

Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used and may be subject to continuity of ownership and business test.

At both period ends the Group has not recognised any current or deferred tax liabilities or assets.

Deferred tax assets on losses to a value of $2.9 million (2018: $2.9 million) to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$2.9 million (2018: A$3.1 million).

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

9.
 Earnings per share

a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	11,907	(202,114)	(4,550,604)
b. Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	11,907	(202,114)	(4,550,604)
c. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	40,870,275	40,870,275	40,870,275
Effect of:
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	40,870,275	40,870,275	40,870,275

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

10.
 Cash and cash equivalents

	2019 $	2018 $	2017 $
Cash at bank and in hand	169,795	102,705	147,673
Short-term bank deposits	3,548	92,896	240,167
	173,343	195,601	387,840

See note 17, Financial Instruments, for information on risk exposures for cash and cash equivalents.

Accounting policy: Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less.

11.
 Trade and Other Payables

CURRENT	2019 $	2018 $
Unsecured liabilities:
Trade payables	4,732	9,730
Sundry payables and accrued expenses	14,553	10,990
	19,285	20,720

12.
 Provisions

CURRENT
Provision for leave	153,885	183,885
	153,885	183,885

The group has received confirmation from its employees and Directors that they will not call on their annual leave entitlements until the group has a clear ability to pay. During the year the company settled $30,000 of accrued leave liabilities.

13.
 Issued Capital

Fully paid ordinary shares (Issued and authorised)
	2019 Number	2019 $	2018 Number	2018 $
At the beginning of reporting period	40,870,275	523,197	40,870,275	523,197
Ordinary shares issued	-	-	-	-
At reporting date	40,870,275	523,197	40,870,275	523,197

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

14.
 Cash Flow Information

Reconciliation of Cash Flow from Operations with Profit/(Loss) after Income Tax	2019 $	2018 $	2017 $
Profit/(Loss) after income tax	11,907	(202,114)	(4,550,604)
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	-	1,898	487
Share of net loss/(profit) of associate	-	-	38,174
Provision for employee benefits			(2,826)
Other non cash adjustments	-	-	4,436
Current tax liabilities	(35)	-	-
Impairment of associate	(318)	-	3,608,038
Net cash (used in) operating activities before change in assets and liabilities	11,554	(200,216)	(902,295)

Change in assets and liabilities
Decrease in receivables	-	-	1,091
(Increase) / decrease in other assets	(2,557)	6,471	(4,691)
(Increase) in creditors and accruals	(1,427)	(377)	(87,870)
Decrease in provisions	(30,000)	-	-
Foreign Currency Adjustments	7,115	4,263	15,041
	(26,869)	10,357	(76,429)

Cash (used in) operations	(15,315)	(189,859)	(978,724)

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

15.
 Investments in subsidiaries, unconsolidated entities and associates

(a) Subsidiaries

The Group’s subsidiaries at 30 June 2019 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Percentage Owned (%)		Ownership interest held by non-controlling interests
	Country of Incorporation	2019	2018	2019	2018	Principal activities
A. Controlled Entities Consolidated
Parent Entity:
Mission NewEnergy Limited	Australia
Subsidiaries of Mission NewEnergy Limited:
Mission Biofuels Sdn Bhd	Malaysia	100	100	-	-	Administrative entity
M2 Capital Sdn Bhd	Malaysia	100	100	-	-	Holds 20% of FGV Green Energy SB
B. Associates
Felda Green Energy Sdn Bhd	Malaysia	20	20	80	80	Biodiesel refining

Set out below is the associate of the group as at 30 June 2019. The entity listed below has share capital consisting solely of ordinary shares, which are held directly by the group. The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Name of entity	Country of Incorporation	Percentage Owned (%)		Nature of relationship	Measurement method	Carrying amount ($)
		2019	2018			2019	2018
FGV Green Energy Sdn Bhd	Malaysia	20	20	Associate	Equity method	-	-

Summarised statement of comprehensive income	FGV Green Energy Sdn Bhd
	2019	2018
(Loss) from operations	(35,914,990)	(194,886)
The Groups share of (Loss)/profit from operations	-	-

Summarised statement of financial position	FGV Green Energy Sdn Bhd
	2019	2018
Cash and cash equivalents	11,374	16,496
Other current assets	52,490	85,209
Non-current assets – written to NIL during the financial year	-	37,852,240
Current liabilities	(24,340,686)	(21,967,251)
Non-current financial liabilities	-	-
Net (Liabilities)/Assets	(24,276,822)	15,986,694

Accounting policy: Principles of Consolidation
The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard IFRS 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd and M2 Capital Sdn Bhd. A list of controlled and associate entities with details of acquisitions and disposals is contained in this note. All controlled entities have a 30 June financial year-end. The Associate company has a 31 December year end.
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

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2019. During the twelve months ended 30 June 2019 management reviewed its estimates in respect of:

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
This refining JV is not a listed publicly traded entity with a readily determinable share price, nor is there a ready market to sell the 20% holding,
o
Mission does not have the voting or management rights to force any actions on the JV company, (be that to commence refurbishment, sell the asset as a going concern or for sell for scrap value),
o
Should the JV company require further equity funding to undertake the refurbishment the group has insufficient current cash proceeds to protect its equity position and hence our shareholding position would likely be diluted,
o
FGVGE borrowed money from FGV Capital Sdn Bhd in 2015 as part proceeds to acquire the refinery. FGV Capital Sdn Bhd have terminated the loan facility on 24 June 2019, which is now immediately due and payable. The Board of FGVGE have met and declared an inability to repay this loan. Under the terms of the loan agreement, FGV Capital have full security over the refinery asset in the event of a default. MBT and its subsidiaries have no obligation, financial or otherwise, to meet any capital shortfall requirements of FGVGE.

Accordingly the Directors deemed it prudent to impair the carrying value of the investment to NIL in a prior financial year. Should the Group sell the refinery an impairment reversal is expected to be recognised in the financial records of the Group. As the project remains stalled and mothballed at 30 June 2019, the carrying value is retained at NIL.

	2019	2018
	$	$
Impairment of investment in associate	-	-
	-	-

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

As at 30 June 2019 and 30 June 2018 the group held the following financial instruments:

	2019 $	2018 $
Financial assets
Cash and cash equivalents*	173,343	195,601
Financial liabilities
Trade and other payables	19,285	20,720

* Under the category of the financial instrument standard the cash and cash equivalent is classified as loans and receivable under IAS 39 in 2018 and is classified as a financial asset at amortised cost in 2019 under IFRS 9.

The fair value of cash and cash equivalents, trade and other payables are short-term instruments in nature whose carrying value is equivalent to fair value.

Interest rate risk

There is no interest rate risk given there are no material deposits held at a floating rate.

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

Group sensitivity

At 30 June 2019, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

 Effect on cash and cash equivalent – A$5,748 lower / A$7,026 higher (2018: A$11,238 lower / A$9,194 higher)

Profit or Loss would have been – A$5,748 lower / A$7,026 higher (2018: A$11,238 lower / A$9,194 higher)

 Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

 The following table sets out the credit quality of financial assets:

	2019 $	2018 $
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+ (Australian)	166,644	189,836
P-2 (Malaysia)	6,699	5,765
	173,343	195,601

Commodity Risk

As there was no inventory held as at 30 June 2019, the Group has no direct exposure to market prices of input costs into the production of biodiesel.

Liquidity risk

			Weighted Average Interest Rate
	2019	2018	2019	2018
	$		$%	%
Financial Assets:
Cash and cash equivalents	173,343	195,601	1.26%	1.02
	173,343	195,601
Financial Liabilities:
Current liabilities	173,170	204,605

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

The Group is not aware of any contingent liabilities or contingent assets as at 30 June 2019.

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

22.
 Remuneration of Auditors

	2019 $	2018 $
Audit services
Remuneration of the auditor of the parent entity for:
● auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	27,359	26,816

23.
 Related Parties

During the period a subsidiary in the Group leased a portion of office space from a company owned by the Chief Executive Officer at a cost of around A$650 per month. The lease is on a month to month basis.

There were no other transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.

Key management personnel compensation

	2019 $	2018 $
Short-term employee benefits	-	-
Post-employment benefits	-	-
	-	-

Detailed remuneration disclosures are provided in the remuneration report on pages 5 to 11. During the financial year, the Company settled $30,000 of accrued leave liabilities owing to the three Directors.

24.
 Parent entity information

	2019	2018
Information relating to Mission NewEnergy Limited:		$
Current assets	169,201	189,835
Non-current assets	-	-
Total assets	169,201	189,835
Current liabilities	(161,835)	(204,265)
Total liabilities	(161,835)	(204,265)
Net asset surplus / (deficit)	7,366	(14,430)
Issued capital	418,635	418,635
Opening Retained (Loss)	(433,065)	(410,755)
Share based payments reserve	-	150,000
Total shareholders’ equity (surplus)/deficit	(14,430)	157,880
Profit/(Loss) of the parent entity during the year	21,796	(172,310)
Total shareholders’ equity deficit/(surplus)	7,366	(14,430)

	2019 $	2018 $
Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2019.

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

26.
 Authorisation of financial statements

The consolidated financial statements for the year ended 30 June 2019 (including comparatives) were approved by the Board of Directors on 4 November 2019.

Dato’ Nathan Mahalingam
Director